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As filed with the Securities and Exchange Commission on October 28, 2005

Registration No. 333-126098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW ATHLETICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3559 (Primary Standard Industrial Classification Code Number)	20-1979646 (I.R.S. Employer Identification Number)

New Athletics, Inc.
440 Kings Village Road
Scotts Valley, CA 95066
Tel: (831) 438-2100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Jerauld J. Cutini
Chief Executive Officer
New Athletics, Inc.
440 Kings Village Road
Scotts Valley, CA 95066
(831) 438-2100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Christopher L. Kaufman, Esq. Andrew S. Williamson, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600	Steven V. Bernard, Esq. Steven Liu, Esq. Bart D. Dillashaw, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. New Athletics may not sell its securities pursuant to the proposed merger transaction until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROXY STATEMENT/PROSPECTUS    (Subject to Completion, dated October 28, 2005)

PROPOSED MERGER TRANSACTION—YOUR VOTE IS VERY IMPORTANT

To the stockholders of Trikon Technologies, Inc.:

        Trikon Technologies, Inc. and Aviza Technology, Inc. have agreed to combine under the terms of a merger agreement. Trikon is proposing the merger transaction because it believes that the combined company will create more stockholder value than Trikon could individually.

        You are cordially invited to attend a special meeting of stockholders to consider proposals relating to the merger transaction and any other matters that are properly raised. The date, time and place of the meeting are as follows:

              December 1, 2005, at 1:00 p.m. local time
              Ringland Way
              Newport, South Wales NP18 2TA
              United Kingdom

        If the merger transaction is completed, Trikon and Aviza will become subsidiaries of a new holding company currently named New Athletics, Inc., which we refer to as Newco. At the effective time of the merger transaction, Newco's name will be changed from New Athletics, Inc. to Aviza Technology, Inc.

        If the merger transaction is completed, each share of Trikon common stock will convert into the right to receive 0.333 of a share of Newco common stock and each option and warrant to purchase a share of Trikon common stock will entitle the holder to purchase 0.333 of a share of Newco common stock. Although holders of Trikon common stock will not know at the time of their vote at the special meeting the number of shares of Newco common stock that they will receive, based on the capitalization of the two companies and the closing sales price per share of Trikon common stock on October 24, 2005, a Trikon exchange ratio of 0.333 and the Aviza exchange ratio of approximately 1.034 as of October 24, 2005:

  •
  the holders of Trikon common stock, options and warrants to purchase Trikon common stock will have a right to receive, in the aggregate, approximately 42.0% of the Newco common stock outstanding at the closing of the merger transaction on a fully diluted basis; and

  •
  the holders of Aviza series A preferred stock, common stock and options and warrants to purchase shares of Aviza capital stock will have a right to receive, in the aggregate, approximately 58.0% of the Newco common stock outstanding at the closing of the merger transaction on a fully diluted basis.

        We encourage you to read the section of this proxy statement/prospectus entitled "The Merger Consideration and Conversion of Securities" beginning on page 121 carefully as it explains how the Trikon and Aviza exchange ratios are calculated and the circumstances upon which they may be adjusted proportionately, even after the stockholders of Trikon have adopted the merger agreement and approved the merger transaction. The shares of Aviza series B preferred stock and series B-1 preferred stock that are outstanding prior to the effective time of the merger transaction will not be converted into the right to receive shares of Newco common stock in the merger transaction, but will remain outstanding shares of the Aviza subsidiary of Newco.

        Trikon common stock is currently traded on the Nasdaq National Market under the trading symbol "TRKN." Aviza common stock and Aviza series A preferred stock are privately held and are not publicly traded. After the merger transaction, Trikon common stock will no longer be traded on the Nasdaq National Market and Newco common stock is expected to be traded on the Nasdaq National Market under the trading symbol "AVZA."

        Trikon stockholders are also being asked to vote on certain other matters related to the merger transaction, including the approval of the amended and restated certificate of incorporation of Newco to be effective after the closing of the merger transaction, the approval of the New Athletics 2005 Stock Plan, which we refer to as the Newco 2005 Stock Plan, and the grant to the Trikon board of directors of discretionary authority to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposals.

        The Trikon board of directors has approved and declared the advisability of the merger agreement, the Trikon merger and the merger transaction and recommends that Trikon stockholders vote "FOR" adoption of the merger agreement and approval of the merger of Trikon with Baseball Acquisition Corp. I, "FOR" approval of each of the five sub-proposals related to the amended and restated certificate of incorporation of Newco, "FOR" approval of the Newco 2005 Stock Plan and "FOR" the grant of discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date. Before voting, you should carefully review all the information contained in this proxy statement/prospectus. In particular, you should carefully consider the matters discussed under the section entitled "Risk Factors" beginning on page 15, including certain risks and uncertainties resulting from the merger transaction.

        Your vote is very important.    Whether or not you expect to attend the special meeting, please complete, date, sign and promptly return the accompanying proxy card in the enclosed envelope or submit your voting instructions over the internet or by telephone if those options are available to you.

John Macneil
Chief Executive Officer
Trikon Technologies, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger transaction described in this proxy statement/prospectus or determined if this proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated            , 2005 and is first being mailed to Trikon stockholders on or about            , 2005.

TRIKON TECHNOLOGIES, INC.
Ringland Way, Newport, South Wales, NP18 2TA, U.K.
44 (0)1633 414 000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 1, 2005

To the stockholders of Trikon Technologies, Inc.:

        NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Trikon Technologies, Inc. will be held on December 1, 2005, at 1:00 p.m. local time at Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, for the following purposes:

          (1)   to consider and vote upon a proposal to adopt the merger agreement dated as of March 14, 2005, as subsequently amended, among Trikon, Aviza Technology, Inc., New Athletics, Inc., which we refer to as Newco, Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, pursuant to which Trikon and Aviza will each become a subsidiary of Newco, and each share of Trikon common stock will be automatically converted into 0.333 of a share of Newco common stock subject to certain potential adjustments as mutually agreed upon by the respective boards of directors of Trikon and Aviza and to approve the merger of Baseball Acquisition Corp. I with and into Trikon;

          (2)   to consider and vote upon a proposal to approve the amended and restated certificate of incorporation of Newco, including the provisions related to (A) a classified board of directors, (B) restrictions on the ability to remove directors, (C) restrictions on Newco's ability to hold its first annual meeting prior to the 13-month anniversary of the effective time of the merger transaction, (D) restrictions on the ability of stockholders to act by written consent and (E) restrictions on the ability to amend the bylaws and certificate of incorporation of Newco;

          (3)   to consider and vote on a proposal to approve the New Athletics 2005 Stock Plan, which we refer to as the Newco 2005 Stock Plan, effective upon the completion of the proposed merger transaction; and

          (4)   to consider and vote upon a proposal to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposals.

        Trikon may also transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

        These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting.

        Only Trikon stockholders of record at the close of business on October 21, 2005 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournments or postponements thereof.

        All Trikon stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the accompanying postage-prepaid envelope or submit your voting instructions by internet or by telephone if those options are available to you. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting.

        Your vote is important regardless of the number of shares you own.    Trikon cannot complete the merger transaction unless holders of a majority of the outstanding shares of Trikon common stock entitled to vote have voted FOR proposal (1), as described above.

By Order of the Board of Directors
Martyn J. Tuffery Secretary

Newport, South Wales
                        , 2005

i

Voting of Shares	97
Proxies	98
Solicitation of Proxies	98
Stockholder Proposals	98
PROPOSAL ONE—THE MERGER TRANSACTION	99
Background of the Merger Transaction	99
Trikon's Reasons for the Merger Transaction	109
Recommendation of the Trikon Board of Directors	112
Opinion of Adams Harkness, Inc.	112
Hultquist Capital, LLC Financial Analysis	119
Structure of the Merger Transaction	121
Effective Time of the Merger Transaction	121
The Merger Consideration and Conversion of Securities	121
Procedures for Payment of Merger Consideration	122
Transfers of Ownership and Lost Stock Certificates	123
Unclaimed Amounts	124
Treatment of Stock Options and Warrants	124
Material U.S. Federal Income Tax Consequences	126
Other Approvals	128
Accounting Treatment	128
Restrictions on Sales of Shares by Affiliates of Trikon and Aviza	128
Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza	129
Listing on the Nasdaq National Market of Newco Common Stock to be Issued in the Merger Transaction	133
Delisting and Deregistration of Trikon Common Stock After the Merger Transaction	133
Appraisal Rights	133
THE MERGER AGREEMENT	134
Representations and Warranties	134
Conduct of Business Prior to Completion of the Merger Transaction	135
Meeting of Stockholders	136
Other Agreements	137
No Solicitation	139
Conditions to the Completion of the Merger Transaction	141
Termination of the Merger Agreement	142

Termination Fees and Expenses	144
Other Expenses	145
Indemnification and Insurance	145
Amendment and Waiver	145
AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT	147
Second Amended and Restated Stockholder Agreement	147
Restrictions on Actions of the Newco Board of Directors Following the Merger Transaction	149
Affiliate Agreements	149
Employment Agreements	149
MANAGEMENT OF NEWCO FOLLOWING THE MERGER TRANSACTION	151
Directors and Executive Officers	151
Classified Board	151
Audit Committee	154
Compensation Committee	154
Corporate Governance and Nominating Committee	154
Director Compensation	154
Limitation on Directors' Liability and Indemnification	155
BENEFICIAL OWNERSHIP INFORMATION	156
Security Ownership of Certain Beneficial Owners and Management of Trikon Prior to the Merger Transaction	156
Security Ownership of Certain Beneficial Owners and Management of Aviza Prior to the Merger Transaction	157
Security Ownership of Certain Beneficial Owners and Management of Newco Following the Merger Transaction	159
DIRECTORS AND EXECUTIVE OFFICERS OF TRIKON	162
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TRIKON	169
DIRECTORS AND EXECUTIVE OFFICERS OF AVIZA	170
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AVIZA	174
DESCRIPTION OF NEWCO CAPITAL STOCK FOLLOWING THE MERGER TRANSACTION	176
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	180
OTHER INFORMATION FOR THE TRIKON SPECIAL MEETING	191
PROPOSAL TWO—APPROVAL OF THE NEWCO CERTIFICATE OF INCORPORATION TO BE EFFECTIVE FOLLOWING THE MERGER TRANSACTION	191

PROPOSAL THREE—APPROVAL OF THE NEW ATHLETICS 2005 STOCK PLAN	194
PROPOSAL FOUR—GRANT OF DISCRETIONARY AUTHORITY TO THE TRIKON BOARD OF DIRECTORS TO ADJOURN OR POSTPONE THE SPECIAL MEETING	200
CERTAIN TRANSACTIONS	201
Newco Indemnity Agreements	201
Joint Development Agreement	201
LEGAL MATTERS	201
EXPERTS	201
WHERE YOU CAN FIND MORE INFORMATION	202
FINANCIAL STATEMENTS	F-i

Annex A—Agreement and Plan of Merger, as subsequently amended
Annex B—Amended and Restated Certificate of Incorporation of New Athletics, Inc.
Annex C—New Athletics, Inc. 2005 Stock Plan
Annex D—Opinion of Adams Harkness, Inc.
Annex E—Second Amended and Restated Stockholder Agreement
Annex F—Amended and Restated Bylaws of New Athletics, Inc.

        Trikon and Aviza own or have rights to trademarks, service marks, copyrights and trade names that they use in connection with the operation of their respective businesses and which appear throughout this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION

Q:    Why am I receiving this proxy statement/prospectus?

        A:    Trikon and Aviza have agreed to a combination of Trikon with Aviza under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

        On March 14, 2005, Aviza stockholders adopted the merger agreement and approved the Aviza merger and the merger transaction pursuant to an action by written consent. As a result, no further approval of Aviza stockholders is needed to complete the Aviza merger or the merger transaction. However, the merger transaction cannot be completed unless Trikon stockholders adopt the merger agreement and approve the Trikon merger.

        In connection with the merger transaction, Trikon stockholders are also being asked to approve the amended and restated certificate of incorporation of Newco and the Newco 2005 Stock Plan. Copies of the amended and restated certificate of incorporation of Newco and the Newco 2005 Stock Plan are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. This proxy statement is also a prospectus provided by New Athletics, Inc., which we refer to as Newco, in connection with Newco's offer of its common stock to be issued upon completion of the merger transaction.

        Trikon will hold a special meeting of its stockholders to obtain the necessary stockholder approvals. This proxy statement/prospectus contains important information about the proposed merger transaction and the special meeting of Trikon stockholders. You should read this proxy statement/prospectus carefully.

        Your vote is important. We encourage you to vote as soon as possible.

Q:    Why are Trikon and Aviza proposing the merger transaction?

        A:    Trikon and Aviza believe that the combination of the two companies will provide substantial strategic and financial benefits to the stockholders of both companies by creating a stronger company in semiconductor equipment production that is capable of creating more stockholder value than either Trikon or Aviza could on its own. While the merger transaction has the potential to create greater stockholder value, please see the section entitled "Risks Related to the Merger Transaction" beginning on page 15 for more information on the risks associated with the merger transaction. To review Trikon's reasons for the merger transaction, including specific risks considered by the Trikon board of directors, in greater detail, see the section entitled "Trikon's Reasons for the Merger Transaction" beginning on page 109.

Q:    What will happen in the merger transaction?

        A:    In order to combine their businesses, Trikon and Aviza jointly formed a new holding company, New Athletics, Inc., with two subsidiaries, Baseball Acquisition Corp. I and Baseball Acquisition Corp. II. At the effective time of the merger transaction, Baseball Acquisition Corp. II will merge with and into Aviza, with Aviza surviving the merger as a subsidiary of Newco. We refer to this merger as the Aviza merger. Immediately following the Aviza merger, an additional merger will occur in which Baseball Acquisition Corp. I will merge with and into Trikon, with Trikon surviving the merger as a subsidiary of Newco. We refer to this merger as the Trikon merger. As a consequence of these mergers, Trikon and Aviza will each become a subsidiary of Newco, and stockholders of Trikon and Aviza will become stockholders of Newco. We refer to the entire transaction as the merger transaction. At the effective time of the merger transaction, the name of the holding company will be changed from New Athletics, Inc. to Aviza Technology, Inc.

Q:    What will Trikon and Aviza stockholders receive in the merger transaction?

        A:    Upon the closing of the merger transaction, each share of Trikon common stock will convert into the right to receive 0.333 of a share of Newco common stock and each option or warrant to purchase Trikon common stock will convert into an option or warrant to purchase 0.333 of a share of Newco common stock for each share of Trikon common stock subject to the option or warrant, and the exercise price per share will be divided by 0.333. Based on 15,754,985 shares of Trikon common stock outstanding as of October 24, 2005 and the Trikon exchange ratio of 0.333, Trikon stockholders will have the right to receive, in the aggregate, a total of 5,246,410 shares of Newco common stock, or approximately 45.3% of the Newco common stock outstanding at the closing of the merger transaction, and holders of Trikon common stock and options and warrants to purchase shares of Trikon common stock will have the right to receive, in the aggregate, a total of 5,879,924 shares of Newco common stock, or approximately 42.0% of the Newco common stock outstanding at the closing of the merger transaction, on a fully diluted basis.

        Example:    Based on the Trikon exchange ratio of 0.333, if a Trikon stockholder owns 100 shares of Trikon common stock, then as a result of the merger transaction, the Trikon stockholder will receive 33 shares of Newco common stock and a cash payment equal to the value of three-tenths (3/10) of one share of Newco common stock.

        Upon the closing of the merger transaction, each share of Aviza common stock and Aviza series A preferred stock will convert into the right to receive, and each option to purchase a share of Aviza common stock will entitle the holder to purchase, the number of shares of Newco common stock calculated by dividing (A) the product obtained by multiplying 25 million by the Trikon exchange ratio of 0.333 by (B) the number of shares of Aviza common stock issued and outstanding immediately prior to the effective time of the merger transaction, plus the number of shares of Aviza common stock issuable upon the conversion of shares of Aviza series A preferred stock and the exercise of options to purchase shares of Aviza common stock outstanding immediately prior to the effective time of the merger transaction. Based on 527,598 shares of Aviza common stock and 5,804,446 shares of Aviza series A preferred stock outstanding as of October 24, 2005 and the Aviza exchange ratio of approximately 1.034 as of October 24, 2005, Aviza stockholders will have the right to receive, in the aggregate, a total of 6,544,797 shares of Newco common stock, or approximately 54.7% of the Newco common stock outstanding at the closing of the merger transaction, and holders of Aviza common stock, Aviza series A preferred stock, options to purchase shares of Aviza common stock and warrants to purchase shares of Aviza series A preferred stock will have the right to receive, in the aggregate, a total of 8,325,000 shares of Newco common stock, or approximately 58.0% of the Newco common stock outstanding at the closing of the merger transaction, on a fully diluted basis. Newco will make cash payments to Aviza stockholders for any fractional shares of Newco common stock they would otherwise be entitled to receive instead of issuing fractional shares.

        Example:    Based on the Aviza exchange ratio of approximately 1.034 as of October 24, 2005, if an Aviza stockholder owns 100 shares of Aviza common stock or Aviza series A preferred stock, as a result of the merger transaction, the Aviza stockholder will receive 103 shares of Newco common stock and a cash payment equal to the value of four-tenths (4/10) of one share of Newco common stock.

        The formula used to calculate the Aviza exchange ratio is designed to allocate the aggregate merger consideration to be received in the merger transaction by the holders of Aviza common stock, Aviza series A preferred stock and options and warrants to purchase shares of Aviza capital stock to such holders in proportion to their respective ownership positions in Aviza on a fully diluted basis. In connection with the negotiation of the merger agreement, Trikon and Aviza agreed that the aggregate merger consideration to be received by Aviza's security holders in the merger transaction should be the economic equivalent of 25 million shares of Trikon common stock. Because each share of Trikon common stock will be converted into the right to receive 0.333 of a share of New Athletics common stock in the merger transaction, the numerator of the Aviza exchange ratio is the product of (x) 25 million multiplied by (y) the Trikon exchange ratio of 0.333.

        The outstanding shares of Aviza series B preferred stock and series B-1 preferred stock will not be converted in the merger transaction and will remain outstanding shares of the Aviza subsidiary after the effective time of the merger transaction. These shares of series B preferred stock and series B-1 preferred stock are owned by affiliates of VantagePoint Venture Partners, Aviza's majority stockholder, and by Jerauld J. Cutini, Aviza's Chief Executive Officer, and are non-voting redeemable shares of preferred stock that accrue dividends at a rate of 8% per annum and have an aggregate redemption price of $11 million plus accrued and unpaid dividends. The outstanding shares of Aviza series B preferred stock and series B-1 preferred stock are not being converted in the merger transaction because the boards of directors of Trikon and Aviza did not intend for these shares to convert into the right to receive any merger consideration in the merger transaction, and VantagePoint and Mr. Cutini did not demand that these shares be converted into the right to receive any merger consideration in the merger transaction because the merger consideration was negotiated based on the number of shares of Trikon common stock and Aviza series A preferred stock and common stock that were outstanding during the merger negotiations between Trikon and Aviza. The purpose of Mr. Cutini's and VantagePoint's investment in Aviza series B preferred stock and VantagePoint's subsequent investment in Aviza series B-1 preferred stock was to provide Aviza with working capital to help Aviza fund its operations pending the completion of the merger transaction, and specifically to fund the license fee payments payable by Aviza to Trikon under the JDA, which Bank of America, the lender under Aviza's revolving credit facility, would not permit Aviza to fund with borrowings under the revolving credit facility. VantagePoint and Mr. Cutini have the option to convert their shares of Aviza series B preferred stock and series B-1 preferred stock into shares of any new capital stock issued by Aviza or Newco after March 11, 2005, which is the date on which the shares of Aviza series B preferred stock were issued, subject to certain exceptions.

Q:    How will Trikon and Aviza warrants and stock options be affected by the merger transaction?

        A:    Except as provided below, each outstanding warrant and option to purchase Trikon common stock will be assumed by Newco at the effective time of the merger transaction. Each outstanding option to purchase shares of Aviza common stock will be assumed by Newco at the effective time of the merger transaction. Each outstanding warrant to purchase shares of Aviza series A preferred stock will be net exercised immediately prior to the effective time of the merger transaction.

        Each option and warrant to purchase shares of Trikon common stock outstanding immediately prior to the effective time of the merger transaction will become an option or warrant to purchase shares of Newco common stock, with the number of shares subject to such option or warrant and the exercise price to be adjusted accordingly to reflect the Trikon exchange ratio of 0.333. Except for certain options to purchase Trikon's common stock held by three of Trikon's directors, each assumed Trikon option will be vested as to the same percentage of the total number of shares as it was vested immediately prior to the effective time of the merger transaction. Pursuant to the rules of the Trikon (United Kingdom Companies) share option scheme, which is the U.K. sub-plan for Trikon's 1991 Stock Option Plan, option holders granted options under this sub-plan need to consent to the assumption of their options by Newco in order for Newco to be able to assume those options. Trikon will seek such consent. If these option holders do not consent to such assumption, their options will become fully vested and exercisable for shares of Trikon, as a subsidiary of Newco, for six months after the effective time of the merger transaction, but will then be cancelled. To the extent that any person chooses to exercise options for Trikon subsidiary stock, Newco intends to effect a subsequent merger of Trikon with and into a newly formed, wholly owned subsidiary such that Trikon would become a wholly owned subsidiary of Newco and all shares of Trikon subsidiary stock would be cancelled for consideration that is no greater than the consideration that a holder of Trikon common stock would receive in the merger transaction. Each outstanding warrant to purchase Trikon common stock will be assumed by Newco at the effective time of the merger transaction. Each assumed Trikon warrant will be exercisable for shares of Newco common stock with the number of shares subject to such warrant and per share exercise price adjusted accordingly to reflect the Trikon exchange ratio of 0.333. Trikon warrants will be exercisable for shares of Newco common stock for each share of Trikon common stock subject to the warrant and subject to the Trikon exchange ratio with the per share exercise price for each assumed warrant adjusted accordingly. In addition, all unvested options to purchase Trikon common stock with exercise prices at or below $6.00 per share held by John Macneil, Chris Dobson and Nigel Wheeler will vest in full as of the effective time of the merger transaction. Based on the Trikon closing stock price of $1.80 per share as of September 23, 2005, there would be no immediate value to Messrs. Macneil, Dobson and Wheeler from this acceleration, as all of their options have exercise prices greater than $1.80 per share.

        Each assumed option to purchase shares of Aviza common stock will be exercisable for shares of Newco common stock with the number of shares subject to such option and the per share exercise price adjusted accordingly to reflect the Aviza exchange ratio. Each option to purchase shares of Aviza common stock will be vested as to the same percentage of the total number of shares as it was vested immediately prior to the effective time of the merger transaction. All warrants to purchase shares of Aviza series A preferred stock will be net exercised immediately prior to the effective time of the merger transaction.

        For more information about how Trikon and Aviza stock options and warrants will be affected by the merger transaction, see the section entitled "Treatment of Stock Options and Warrants" beginning on page 124.

Q:    Will Newco be receiving any financial support from VantagePoint Venture Partners?

        A:    Yes. VantagePoint has agreed to guarantee the obligations of Newco, Aviza and their respective subsidiaries under a pre-existing $20 million revolving credit facility of Aviza for a period of at least one year after the effective time of the merger transaction, with the potential for a nine-month extension at Newco's option. The guarantee will end prior to the one-year period if Newco secures an equity financing with gross proceeds to Newco in an amount equal to at least $50 million.

        In addition, VantagePoint has also agreed that if during the 12-month period immediately following the merger transaction, Newco has not consummated an equity financing with gross proceeds to Newco in an amount equal to at least $20 million, VantagePoint shall, at Newco's request, participate in a private placement of Newco capital stock in which one or more third-party investors that are not affiliated with Newco purchase at least $10 million of Newco capital stock by converting all shares (or such lesser number of shares as requested by Newco) of Aviza series B preferred stock and series B-1 preferred stock then held by affiliates of VantagePoint into shares of Newco capital stock issued in the private placement.

        In exchange for VantagePoint's agreement to provide the initial guarantee of the obligations under the revolving credit facility and to participate in the private placement described above, Newco will issue VantagePoint a warrant to purchase up to 333,333 shares of Newco common stock at an exercise price of $27.00 per share. In the event that the guarantee period is extended by Newco as described above, Newco will issue VantagePoint an additional warrant to purchase up to an additional 333,333 shares of Newco common stock at an exercise price of $27.00 per share.

        Prior to the merger transaction, based on the number of shares of Aviza capital stock outstanding as of October 24, 2005, affiliates of VantagePoint beneficially owned shares representing approximately 92% of Aviza's total voting power. Following completion of the merger transaction, affiliates of VantagePoint will beneficially own approximately 50% of the shares of Newco common stock that will be outstanding following completion of the merger transaction. For more information about the beneficial ownership of the capital stock of Trikon, Aviza and Newco, see the section entitled "Beneficial Ownership Information" beginning on page 156.

Q:    What vote is required by Trikon stockholders to adopt the merger agreement and approve the Trikon merger?

        A:    The affirmative vote of the holders of a majority of the outstanding shares of Trikon common stock entitled to vote is required to adopt the merger agreement and approve the Trikon merger.

Q:    What vote is required by Trikon stockholders to approve the Newco certificate of incorporation?

        A:    The affirmative vote of the holders of a majority of the shares of Trikon common stock entitled to vote and represented, in person or by proxy, at the special meeting is required to approve each of the five sub-proposals related to the Newco certificate of incorporation.

Q:    What vote is required by Trikon stockholders to approve the Newco 2005 Stock Plan?

        A:    The affirmative vote of the holders of shares of Trikon common stock entitled to vote representing a majority of the total votes cast is required to approve the Newco 2005 Stock Plan.

Q:    What percentage of the outstanding common stock is held by Trikon's executive officers and directors as a group?

        A:    Trikon's executive officers and directors as a group beneficially own approximately 10.8% of the outstanding shares of Trikon common stock of as of October 24, 2005, including shares of stock that are subject to options that are currently exercisable within 60 days of that date.

Q:    What vote was required by Aviza stockholders to adopt the merger agreement and approve the Aviza merger?

        A:    The affirmative vote of each of (i) the holders of at least 66 2/3% of the outstanding shares of Aviza series A preferred stock and (ii) the holders of a majority in voting power of the outstanding shares of Aviza common stock and Aviza series A preferred stock, voting together as a single class on an as-converted basis, was required to adopt the merger agreement and approve the Aviza merger. On March 14, 2005, affiliates of VantagePoint that held all of the outstanding shares of Aviza series A preferred stock and approximately 96% of the voting power of Aviza common stock and Aviza series A preferred stock, voting together as a single class on an as-converted basis and voting separately as a class with respect to the Aviza series A preferred stock, adopted the merger agreement pursuant to an action by written consent. As a result, no further Aviza stockholder approval or action is necessary to complete the merger transaction.

Q:    Does the Trikon board of directors recommend voting in favor of the merger agreement?

        A:    Yes. After careful consideration, the Trikon board of directors determined that the merger transaction is advisable and is fair to, and in the best interests of, Trikon and its stockholders. The Trikon board of directors recommends that Trikon stockholders vote "FOR" the adoption of the merger agreement and approval of the Trikon merger.

        For a description of the factors considered by the Trikon board of directors in making its determination, see the section entitled "Trikon's Reasons for the Merger Transaction" beginning on page 109.

Q:    Do the directors, officers or affiliates of Trikon or Aviza have any interests in the merger transaction that are different than, or in addition to, the interests of Trikon and Aviza stockholders generally?

        A:    Jerauld J. Cutini, David C. Fries and Klaus C. Wiemer, current directors of Aviza, and Richard M. Conn, Robert R. Anderson and John Macneil, current directors of Trikon, will become directors of Newco after the merger transaction and will be entitled to receive compensation as directors of Newco. See the section entitled "Director Compensation" beginning on page 154 for a description of the compensation to be received by Newco's directors.

        Certain of the current officers of Trikon and Aviza will become executive officers, employees or consultants of Newco after the merger transaction. For example, John Macneil, Trikon's Chief Executive Officer, has entered into an employment agreement with Newco pursuant to which he will become the Executive Vice President and Chief Technical Officer of Newco and will receive, among other benefits, an annual salary of 170,000 British pounds and the possible grant of options and performance-based cash bonuses, Jerauld J. Cutini, Aviza's Chief Executive Officer, will become President and Chief Executive Officer of Newco and will receive, among other benefits, an annual salary of $400,000 and the grant of options and Patrick C. O'Connor, Aviza's Executive Vice President and Chief Financial Officer, will become the Executive Vice President and Chief Financial Officer of Newco and will receive, among other benefits, an annual salary of $375,000 and the grant of options after the merger transaction.

        For a detailed discussion of the material terms of employment for Messrs. Macneil, Cutini and O'Connor, see the section entitled "Employment and Compensation" beginning on page 129.

        Mr. Cutini and affiliates of VantagePoint will hold shares of Aviza series B preferred stock and series B-1 preferred stock after the merger transaction, and VantagePoint will receive a warrant to purchase up to 333,333 shares of Newco common stock at an exercise price of $27.00 per share in exchange for its agreement to provide the initial guarantee of the obligations of Newco, Aviza and their respective subsidiaries under Aviza's existing credit facility, as well as an additional warrant to purchase up to an additional 333,333 shares of Newco common stock at an exercise price of $27.00 per share in the event that Newco extends the initial guarantee. Because the shares of Aviza series B preferred stock and series B-1 preferred stock held by Mr. Cutini and affiliates of VantagePoint are not being converted in the merger transaction, and because the exercise price of the warrants to be received by VantagePoint in connection with the merger transaction is substantially higher than the price at which Newco common stock is expected to trade after the closing of the merger transaction, neither Mr. Cutini nor the affiliates of VantagePoint are receiving any quantifiable benefits on account of the Aviza series B preferred stock and series B-1 preferred stock or warrants to purchase shares of Newco common stock.

        All unvested options to purchase Trikon common stock with exercise prices at or below $6.00 per share held by John Macneil, Chris Dobson, Trikon's Chairman of the Board, and Nigel Wheeler, a Trikon director, will vest in full as of the effective time of the merger transaction. Based on the Trikon closing stock price of $1.80 per share as of September 23, 2005, there would be no immediate value to Messrs. Macneil, Dobson and Wheeler from this acceleration, as all of their options have exercise prices greater than $1.80 per share.

        For a detailed discussion of the interests of the directors and executive officers of Trikon and Aviza, see the section entitled "Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza" beginning on page 129.

Q:    Under what circumstances will the Trikon exchange ratio and Aviza exchange ratio be changed?

        A:    The merger agreement provides that the Trikon exchange ratio of 0.333 may be changed by the mutual agreement of the respective boards of directors of Trikon and Aviza. The respective boards of directors of Trikon and Aviza will only consider such a change if they expect the price per share of Trikon common stock to be below $1.67 at the effective time of the merger transaction, as determined by the closing sales price per share of Trikon common stock as reported on the Nasdaq National Market, because if the price per share of Trikon common stock is less than $1.67, Newco expects that the initial trading price of Newco common stock will be less than the $5.00 per share initial trading price required by the listing requirements of the Nasdaq National Market, because each share of Trikon common stock is being converted into the right to receive 0.333 of a share of Newco common stock in the merger transaction. If this happens, Trikon and Aviza may wish to lower the Trikon exchange ratio in order to reduce the total number of shares of Newco common stock that would be outstanding at the completion of the merger transaction, and thus effectively increase the per share price of Newco common stock enabling Newco to meet the minimum $5.00 per share initial trading price required by the Nasdaq National Market. The following table indicates a range of exchange ratios based on a range of Trikon common stock prices:

Price per Share of Trikon Common Stock	Trikon Exchange Ratio	Initial Trading Price per Share of Newco Common Stock
$1.67	0.333	$5.02
$1.50	0.300	$5.00
$1.35	0.270	$5.00
$1.20	0.240	$5.00

Any change in the Trikon exchange ratio would proportionately affect the Aviza exchange ratio so that the economic terms of the merger transaction will remain the same and the relative percentages of Newco owned by Trikon stockholders and Aviza stockholders will not be altered.

Q:    If the Trikon exchange ratio is adjusted, how will I know, and will I get to vote on the merger agreement and the merger transaction again?

        A:    If the Trikon and Aviza boards of directors decide to make such a change, Trikon will issue a press release to inform you of the change, however your vote to adopt the merger agreement includes the adoption of the provision giving the respective boards of directors the authority to make an appropriate change to the Trikon exchange ratio and by extension, to the Aviza exchange ratio.

Q:    When do you expect to complete the merger transaction?

        A:    Trikon and Aviza are working to complete the merger transaction as quickly as possible. Trikon and Aviza expect to complete the merger transaction during the fourth calendar quarter of 2005. However, Trikon and Aviza cannot predict the exact timing of the completion of the merger transaction because the merger transaction is subject to several conditions.

        For a description of the conditions to completion of the merger transaction, see the section entitled "Conditions to the Completion of the Merger Transaction" beginning on page 141.

Q:    Where will my shares of Newco common stock be listed? (see page 133)

        A:    Newco has applied to have the Newco common stock listed on the Nasdaq National Market under the symbol "AVZA."

Q:    What is the intended accounting treatment of the merger transaction? (see page 128)

        A:    Newco will account for the merger transaction as a purchase of Trikon by Aviza, using the purchase method of accounting.

Q:    Are there any regulatory consents or approvals that are required to complete the merger transaction?

        A:    None of Newco, Trikon or Aviza is aware of the need to obtain any regulatory approvals in order to complete the merger transaction other than the following:

  •
  declaration by the SEC of the effectiveness of the registration statement of which this proxy statement/prospectus is a part; and

  •
  approval to list the shares of Newco common stock to be issued in connection with the merger transaction on the Nasdaq National Market.

Newco, Trikon and Aviza intend to obtain these approvals and any additional regulatory approvals that may be required. However, none of the parties can assure you that all of the approvals will be obtained.

Q:    Are there contractual conditions to completion of the merger transaction? (see page 141)

        A:    Yes. Trikon's and Aviza's obligations to complete the merger transaction are subject to the satisfaction or waiver of certain conditions. The conditions that must be satisfied or waived before the completion of the merger transaction include, among other things, the following, subject to certain exceptions and qualifications:

  •
  declaration by the SEC of the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the absence of any stop order suspending such effectiveness;

  •
  Trikon stockholder approval of the merger agreement and the Trikon merger;

  •
  absence of any order by any governmental entity or court that prevents or prohibits the merger transaction or any other transactions contemplated by the merger agreement;

  •
  approval of the listing of the shares of Newco common stock on the Nasdaq National Market;

  •
  issuance of tax opinions by Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Latham & Watkins LLP, counsel to Trikon and Aviza, respectively; and

  •
  the continued truth and correctness at the closing of the merger transaction of the representations and warranties given by the respective companies as of the date of the execution of the merger agreement; or, if this condition is not so satisfied, any failures of such representations and warranties to be so true and correct do not have, in the aggregate, a material adverse effect on the assets, liabilities, business, financial condition, results of operations or capitalization of the respective companies.

Q:    Does the merger agreement permit termination of the merger transaction? (see page 142)

        A:    Yes. The merger agreement may be terminated prior to the effectiveness of the merger transaction under the following conditions, subject to certain exceptions and qualifications:

  •
  by mutual written consent of Trikon and Aviza;

  •
  by either Trikon or Aviza if the merger transaction has not been completed by December 31, 2005;

  •
  by either Trikon or Aviza if a governmental entity has taken any final and non-appealable action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and the related agreements;

  •
  by either Trikon or Aviza if the requisite stockholder approvals are not obtained;

  •
  by Trikon if the Trikon board of directors decides to accept a superior proposal under certain circumstances;

  •
  by either Trikon or Aviza if any representation, warranty, covenant or agreement of the other party set forth in the merger agreement is or becomes untrue in a manner that would result in a failure of a closing condition and is not curable within 15 days after written notice;

  •
  by Trikon if a Trikon triggering event occurs, as more fully discussed in the section entitled "Termination of the Merger Agreement" beginning on page 142; and

  •
  by Aviza if an Aviza triggering event occurs, as more fully discussed in the section entitled "Termination of the Merger Agreement" beginning on page 142.

Q:    Could payment of termination fees be required? (see page 144)

        A:    Yes. If the merger agreement is terminated for certain reasons, Trikon may be required to pay to Aviza a termination fee of $1.5 million, or Aviza may be required to pay to Trikon a termination fee of $1.5 million, as more fully discussed in the section entitled "Termination Fees and Expenses" beginning on page 144.

Q:    May Trikon or Aviza negotiate with other parties? (see page 139)

        A:    The merger agreement contains provisions prohibiting Trikon and Aviza and other covered persons from seeking an alternative transaction to the merger transaction. These "no solicitation" provisions apply to each of Trikon and Aviza and their subsidiaries, the officers, directors, affiliates or employees of each of Trikon and Aviza and their subsidiaries as well as any investment banker, attorney or other advisor or representative retained by any of them. Under these provisions, covered persons may not, directly or indirectly:

  •
  solicit, initiate, encourage or facilitate the making of an acquisition proposal;

  •
  enter into any agreement with respect to any acquisition proposal or enter into any agreement or understanding requiring the abandonment, termination or failure to complete the merger transaction; or

  •
  participate in discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal.

        However, there are certain circumstances under which Trikon can nevertheless take certain of the preceding prohibited actions in response to an unsolicited bona fide acquisition proposal from a third party that the Trikon board of directors in good faith concludes (after consultation with its outside legal counsel and financial advisor) is a superior proposal. In addition, there are certain other circumstances under which the Trikon board of directors can withhold, withdraw, amend or modify its recommendation in favor of the transactions contemplated by the merger agreement or approve or recommend a superior proposal.

Q:    Will Trikon stockholders recognize a taxable gain or loss for U.S. federal income tax purposes as a result of the merger transaction?

        A:    Based upon customary covenants, assumptions and representations as to factual matters described in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 126, all of which must continue to be true and accurate as of the effective time of the merger transaction, it is the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Trikon, that the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, and the Trikon merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, Trikon stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes as a result of the merger transaction, other than with respect to cash received in lieu of a fractional share.

        Tax matters are very complicated, and the tax consequences of the merger transaction to a Trikon stockholder will depend on the facts of each stockholder's own situation. For a description of the material U.S. federal income tax consequences of the merger transaction to Trikon stockholders, please see the information set forth in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 126. Each Trikon stockholder is also encouraged to consult the stockholder's own tax advisor for a full understanding of the tax consequences of the merger transaction.

Q:    What if I object to the merger transaction? Do I have appraisal rights?

        A:    Under applicable Delaware law, Trikon stockholders will not have appraisal rights in connection with the issuance of Newco common stock in the merger transaction.

        If the merger transaction is completed, under applicable Delaware law, holders of Aviza common stock and Aviza series A preferred stock who did not execute a written consent in favor of adopting the merger agreement and approving the Aviza merger had the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery, but only if they submitted a written demand for an appraisal within 20 days after the mailing of the notice of appraisal rights and they complied with the procedures required under Delaware law. Notice of the adoption of the merger agreement and approval of the Aviza merger by the requisite vote of Aviza stockholders was given to non-consenting Aviza stockholders on March 22, 2005, and no demands for appraisal have been made. As such, the opportunity for Aviza stockholders to demand appraisal rights under Delaware law has passed.

Q:    Are there other proposals that I should consider?

        A:    Yes. In connection with the merger transaction, Trikon is also asking its stockholders to consider and vote to approve each of the five sub-proposals related to the amended and restated certificate of incorporation of Newco that will be effective after the merger transaction, a proposal to approve the Newco 2005 Stock Plan and a proposal to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date if there are insufficient votes in favor of the foregoing proposals.

Q:    What do I need to do now?

        A:    You are encouraged to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger transaction will affect you. You should also review the documents referenced under the section entitled "Where You Can Find More Information" on page 202. If you are a Trikon stockholder, you should then submit a proxy as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or submit your voting instructions over the internet or by telephone if those options are available to you.

Q:    How do I vote?

        A:    If you are a holder of record of Trikon common stock, you may vote in person at the Trikon special meeting or by submitting a proxy for the special meeting. You can submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying postage-prepaid envelope. In addition, you may submit your voting instructions by telephone by calling the number indicated on your proxy card or over the internet by going to the website designated on your proxy card. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to your proxy card or the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the internet or telephone.

Q:    What happens if I do not vote?

        A:    If you are a Trikon stockholder and you do not submit a proxy card or vote at the Trikon special meeting, your proxy will not be counted as present for the purpose of determining the presence of a quorum and will have the same effect as a vote against adoption of the merger agreement and approval of the Trikon merger and no effect on the other proposals set forth in this proxy statement/prospectus to approve the amended and restated certificate of incorporation of Newco, to approve the Newco 2005 Stock Plan and to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the Trikon special meeting. As a result, your abstention also will have the same effect as a vote against adoption of the merger agreement and approval of the Trikon merger and the proposals to approve the amended and restated certificate of incorporation of Newco and to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting, but will have no effect on the proposal to approve the Newco 2005 Stock Plan.

Q:    If my Trikon shares are held in "street name," will my broker, bank or nominee vote my shares for me?

        A:    Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

        For a more complete description of voting shares held in "street name," see the section entitled "Trikon Special Meeting" beginning on page 95.

Q:    Can I change my vote after I have mailed my signed proxy or direction form?

        A:    Yes. If you are a record holder of Trikon common stock, you can change your vote at any time before your proxy is voted at the special meeting by:

  •
  delivering to the corporate secretary of Trikon a signed notice of revocation;

  •
  granting a new, later-dated proxy, which must be signed and delivered to the corporate secretary of Trikon; or

  •
  attending the Trikon special meeting and voting in person; however, your attendance alone will not revoke your proxy.

If your shares are held in "street name" and you have instructed your broker or nominee to vote your shares, you must follow your broker or nominee's directions in order to change your vote or revoke your proxy.

Q:    Should Trikon stockholders send in their stock certificates now?

        A:    No. Trikon stockholders should not send in their stock certificates now. After the merger transaction is completed, you will receive written instructions for exchanging your Trikon common stock for shares of Newco common stock.

Q:    What should I do if I receive more than one set of voting materials?

        A:    You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold Trikon shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Trikon stockholders should complete, sign, date and return each proxy card and voting instruction card they receive.

Q:    Whom should I call with questions?

        A:    If you have any questions about the merger transaction or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Trikon Technologies, Inc. Ringland Way, Newport, South Wales NP18 2TA U.K. Tel: 44 (0) 1633 414 000 Attn: Investor Relations	Georgeson Shareholder 17 State Street, 10th Floor New York, NY 10004 USA (866) 328-5446

You may also obtain additional information about Trikon and Newco from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find More Information" on page 202.

SUMMARY

        Trikon is sending this proxy statement/prospectus to Trikon stockholders. In addition, Newco will send this proxy statement/prospectus to offerees of its common stock to be issued upon completion of the merger transaction. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the merger transaction, you should read this entire document carefully, including the merger agreement attached as Annex A and incorporated by reference in this proxy statement/prospectus, the opinion of Adams Harkness, Inc. attached as Annex D and the other documents referred to in this proxy statement/prospectus. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

    Trikon Technologies, Inc. (see page 45)
    Ringland Way, Newport, South Wales
    NP18 2TA U.K.
    Tel: 44 (0) 1633 414 000

        Trikon designs, manufactures and markets advanced production equipment used to process semiconductor wafers for the manufacture of integrated circuits. Trikon was founded in 1987 as Plasma & Materials Technologies, Inc., or PMT, a California corporation. In August 1995, the company completed its initial public offering of common stock. In November 1996, the company acquired Electrotech Limited and Electrotech Equipments Limited, both United Kingdom companies that were significantly larger than PMT, and the combined company was renamed Trikon Technologies, Inc. In 2002, the company reincorporated into the State of Delaware as Trikon Technologies, Inc. Trikon's principal executive offices are located at Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, and its telephone number is 44 (0) 1633 414 000. Trikon's headquarters and management team together with its principal operations are based in the United Kingdom.

    Aviza Technology, Inc. (see page 74)
    440 Kings Village Road
    Scotts Valley, CA 95066
    Tel: (831) 438-2100

        Aviza designs and manufactures thermal processing and deposition products for the global semiconductor industry. Aviza was formed in 2003 by VantagePoint in connection with VantagePoint's acquisition of the business of the Thermal Division of ASML Holding, N.V. Aviza's principal executive offices are located at 440 Kings Village Road, Scotts Valley, CA 95066 and its telephone number is (831) 438-2100.

    New Athletics, Inc.
    440 Kings Village Road
    Scotts Valley, CA 95066
    Tel: (831) 438-2100

        New Athletics, Inc., which we refer to as Newco, is a newly formed corporation that has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the merger agreement and the preparation of this proxy statement/prospectus. Upon completion of the merger transaction, Trikon and Aviza will each become a subsidiary of Newco. The business of Newco will be the combined businesses currently conducted by Trikon and Aviza.

Summary of the Merger Transaction (see page 99)

        To accomplish the combination of their businesses, Trikon and Aviza jointly formed Newco, a holding company with two subsidiaries, Baseball Acquisition Corp. I and Baseball Acquisition Corp. II. At the time the merger transaction is completed:

  •
  Baseball Acquisition Corp. I will be merged into Trikon, and Trikon will be the surviving corporation. We refer to this as the Trikon merger.

  •
  Baseball Acquisition Corp. II will be merged into Aviza, and Aviza will be the surviving corporation. We refer to this as the Aviza merger.

  •
  As a result, Trikon and Aviza will each become a subsidiary of Newco. We refer to the entire transaction as the merger transaction.

        The organization of the companies before and after the merger transaction are illustrated below:

Opinion of Adams Harkness, Inc. (see page 112)

        Trikon retained Adams Harkness, Inc., an investment banking firm, to assess the merger transaction and to offer its opinion whether the Trikon exchange ratio was fair, from a financial point of view, to the holders of Trikon common stock. No portion of Adams Harkness' fees is contingent upon the completion of the merger transaction or upon the outcome of its fairness opinion. At a special meeting of the Trikon board of directors on March 14, 2005, Adams Harkness' representatives attended, offered their analysis of the merger transaction and delivered an opinion that the Trikon exchange ratio was fair, from a financial point of view, to the holders of Trikon common stock. The full text of the written opinion of Adams Harkness, dated March 14, 2005, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Adams Harkness in providing its opinion, is set forth as Annex D. Adams Harkness provided its fairness opinion for the information and assistance of the Trikon board of directors. The fairness opinion does not constitute a recommendation as to how any stockholder of Trikon should vote with respect to the merger transaction at the special meeting. Trikon urges its stockholders to read the opinion of Adams Harkness carefully and in its entirety.

RISK FACTORS

        If you are a Trikon stockholder, you should carefully consider the following risk factors before deciding whether to vote to adopt the merger agreement and approve the Trikon merger. These risk factors should be considered in conjunction with the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled "Forward-Looking Statements" on page 95. Additional risks and uncertainties not presently known to Newco, Trikon or Aviza, or that are not currently believed to be important to you, also may adversely affect the merger transaction and Newco following the merger transaction.

Risks Related to the Merger Transaction

  Newco may not achieve the benefits expected from the merger transaction, which may harm Newco's business and could result in the loss of key customers and personnel.

        Achieving the benefits of the merger transaction will depend in part on the successful integration of the technology, operations and personnel of Trikon and Aviza in a timely and efficient manner to minimize the impact on customers, employees and management. The integration of Trikon and Aviza will be a complex, time-consuming and expensive process and may harm Newco's business, financial condition and results of operations. The challenges involved in this integration include, but are not limited to, the following:

  •
  retaining existing customers of both Trikon and Aviza;

  •
  retaining and integrating management and other key employees of both Trikon and Aviza;

  •
  coordinating functions between Newco's geographically separate primary offices located in Scotts Valley, California and Newport, South Wales, U.K.;

  •
  consolidating the companies' sales and marketing efforts so that the industry receives useful information about Newco's products;

  •
  identifying and eliminating redundant operations and assets;

  •
  coordinating research and development activities to integrate existing technologies and enhance introduction of new products and technologies;

  •
  integrating purchasing and procurement operations in multiple locations;

  •
  combining product offerings effectively and quickly;

  •
  integrating sales and service efforts so that customers can do business easily with Newco;

  •
  persuading employees that the business cultures of Trikon and Aviza are compatible;

  •
  offering products and services of Trikon and Aviza to each other's customers; and

  •
  developing and maintaining uniform standards, controls, procedures and policies, including internal controls and procedures that Newco will be required to maintain under the Sarbanes-Oxley Act of 2002.

        Trikon and Aviza cannot assure you that they can successfully integrate their businesses in a timely manner or that all or any of the anticipated benefits of the merger transaction will be realized.

        The merger transaction involves the integration of two companies that previously have operated independently. Risks to the successful integration of the two companies include:

  •
  the impairment of relationships with employees, customers, distributors, strategic partners and suppliers;

  •
  the potential disruption of Newco's business and distraction of its management;

  •
  the difficulty of incorporating acquired technology into the product offerings of Newco;

  •
  not achieving expected synergies; and

  •
  unanticipated expenses related to integration of the two companies.

        Newco may not succeed in addressing these risks or any other problems encountered in connection with the merger transaction.

  Following the merger transaction, Newco will be controlled by affiliates of VantagePoint, which will limit your ability to influence corporate activities of Newco.

        Upon the completion of the merger transaction, affiliates of VantagePoint will beneficially own approximately 51% of Newco's outstanding voting power. Although the second amended and restated stockholder agreement provides that VantagePoint will have only one representative on the seven-member Newco board of directors, VantagePoint will nonetheless exercise significant influence over Newco's operations and business strategy and will be able to control the outcome of votes on all matters requiring stockholder approval, including the approval of significant corporate transactions, such as mergers or other business combinations. VantagePoint may have interests that differ from your interests or the interests of other stockholders of Newco. This concentration of ownership may also have the effect of delaying or preventing a change of control of Newco or discouraging others from making tender offers for shares of Newco, which could prevent you and the other stockholders of Newco from receiving a premium for your shares.

  Newco is expected to be a "controlled company" within the meaning of the rules of the Nasdaq National Market, and as a result is expected to qualify for, and may choose to rely on, exemptions from certain corporate governance requirements.

        Because affiliates of VantagePoint will own more than 50% of Newco's voting power after the completion of the merger transaction, Newco will be a "controlled company" under the rules of the Nasdaq National Market. As a result, Newco may qualify for, and may choose to rely upon, the "controlled company" exception to the board of directors and committee requirements under the rules of the Nasdaq National Market. Pursuant to this exception, so long as affiliates of VantagePoint continue to own more than 50% of Newco's voting power, Newco will be exempt from the rules that would otherwise require that its board of directors be comprised of a majority of "independent directors" and that its compensation committee and corporate governance and nominating committee be comprised solely of "independent directors" as defined under the rules of the Nasdaq National Market. As a result, even though the Newco board of directors will initially be comprised of a majority of "independent directors," you and the other stockholders of Newco will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq National Market corporate governance requirements. For more information, see the section entitled "Management of Newco Following the Merger Transaction" beginning on page 151.

  No market currently exists for Newco common stock, and the market value of Newco common stock after the merger transaction could be less than the value of Aviza stock and Trikon stock before the merger transaction.

        The market value of the shares of Newco common stock that you will receive in exchange for shares of Aviza common stock and Aviza series A preferred stock or shares of Trikon common stock in the merger transaction, in the case of Aviza, was not known at the time Aviza stockholders voted to adopt the merger agreement and approve the Aviza merger, and in the case of Trikon, will not be known at the time Trikon stockholders vote to adopt the merger agreement and approve the Trikon merger because the shares of Newco common stock will not trade publicly until the completion of the merger transaction. Shares of Aviza common stock and Aviza series A preferred stock and shares of Trikon common stock may have a greater value than the shares of Newco common stock for which they will be exchanged in the merger transaction.

  You will receive a fixed percentage of Newco common stock despite changes in the values of Aviza stock or Trikon common stock.

        There will be no adjustment to the percentage of Newco common stock to be exchanged for each share of Aviza common stock and Aviza series A preferred stock and each share of Trikon common stock due to changes in the fair market value of either Aviza common stock and Aviza series A preferred stock or Trikon common stock. The absolute number of Newco shares that you will receive may change if the respective boards of directors of Trikon and Aviza mutually agree to change the exchange ratios; however, if this happens, the respective percentage ownership of Newco of Trikon and Aviza stockholders will remain the same. In addition, neither Aviza nor Trikon may terminate the merger agreement or "walk away" from the merger transaction solely because of changes in the value of either company's capital stock. Therefore, if the value of Aviza common stock and Aviza series A preferred stock or Trikon common stock changes relative to the value of the other, there will be no change in what you receive in the merger transaction to reflect this. The share price of Trikon common stock is subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. Trikon stockholders should obtain recent market quotations for Trikon common stock. Newco, Trikon and Aviza cannot predict or give any assurances as to the market price of Trikon common stock before the merger transaction or of Newco common stock at any time after the completion of the merger transaction.

  The merger transaction may be completed even though material adverse changes may result from the announcement of the merger transaction, industry-wide changes and other causes.

        In general, either Trikon or Aviza can refuse to complete the merger transaction if there is a material adverse change affecting the other company between the date that the merger agreement was signed, March 14, 2005, and the date of the closing of the merger transaction. However, certain types of changes will not prevent the merger transaction from going forward, even if they would have a material adverse effect on Trikon or Aviza, including:

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  any change or condition relating to the economy or securities markets in general, or the industries in which Trikon or Aviza operate in general, and not specifically relating to Trikon or Aviza;

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  any change or condition attributable to the public announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement, including the loss of customers, suppliers or employees, or the performance by Trikon or Aviza of the merger agreement; or

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  any change in the market price of Trikon common stock, in and of itself, or Trikon's failure to meet or exceed published revenue or earnings projections or published analyst expectations, in either case, in and of itself.

        If any of these adverse changes occur and Trikon and Aviza remain obligated to complete the merger transaction, Newco may suffer.

  Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Newco common stock following the merger transaction.

        In accordance with United States generally accepted accounting principles, Newco will account for the merger transaction using the purchase method of accounting. Newco will allocate the total estimated purchase price to Trikon's net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the merger transaction and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development, which is currently expected to be approximately $0.4 million, will be expensed by Newco in the quarter in which the merger transaction is completed. Newco will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the merger transaction, which is currently expected to be approximately $0.8 million over five to ten years. Newco will amortize deferred stock-based compensation, which was expected to be approximately $17,000 as of March 14, 2005, but was $0 as of June 30, 2005, the intrinsic value of the Trikon common stock options assumed in the merger transaction, on an accelerated basis over the remaining vesting periods of such assumed options of one to four years. In addition, to the extent the value of goodwill becomes impaired, Newco may be required to incur material charges relating to the impairment of those assets. If the benefits of the merger transaction are not achieved, Newco's goodwill and financial results could be adversely affected.

  Directors and officers of Aviza and Trikon have conflicts of interest that may influence them to support or approve the merger transaction.

        When considering the recommendation of the Trikon board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, Trikon stockholders should be aware that certain members of the Trikon board of directors and executive officers of Trikon have interests in the transactions contemplated by the merger agreement that may be different from, or are in addition to, the interests of Trikon stockholders generally. Trikon stockholders should consider whether these interests may have influenced these directors and executive officers to support or recommend the merger transaction. For a detailed discussion of the interests of the directors and executive officers of Trikon and Aviza, see the section entitled "Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza" beginning on page 129.

Risks Related to the Business of Newco

  Newco will need to raise capital after the closing of the merger transaction in order to support its operations, which capital may not be available on terms acceptable to Newco, or at all.

        As of June 30, 2005, Trikon had cash, restricted cash and cash equivalents of approximately $13.1 million and short-term debt of approximately $9.0 million. As of June 24, 2005, Aviza had cash and cash equivalents of approximately $8.6 million and short-term debt of approximately $28.0 million. As a result, Newco will need to raise capital after the closing of the merger transaction from the sale of debt or equity securities or other sources in order to support its operations. Newco may not be able to obtain this capital on acceptable terms, or at all. If Newco issues additional equity or convertible debt securities to raise this capital, your percentage ownership of Newco will be reduced, and you may experience significant dilution. In addition, new investors in Newco may demand rights, preferences or privileges that differ from, or are senior to, yours, including warrants in addition to the securities purchased and protection against future dilutive transactions.

        Trikon's short-term debt comprises approximately 5 million British pounds (approximately $9.0 million at the June 30, 2005 exchange rate) outstanding under its credit facility, which Trikon may be required to repay if it breaches the consolidated net worth covenant in the credit facility. There can be no assurance that Trikon can obtain a replacement facility on reasonable terms, or at all, if the current facility is terminated.

  Trikon and Aviza have incurred losses over the last few years, and Newco may not be able to achieve profitability.

        Trikon incurred net losses of $7.7 million during the six months ended June 30, 2005 and $13.7 million, $25.0 million and $19.6 million during the years ended December 31, 2004, 2003 and 2002, respectively. Aviza incurred net losses of $11.6 million and $19.7 million for the nine-month period ended June 24, 2005 and its fiscal year ended September 24, 2004, respectively. As a result, Newco will need to increase sales and reduce costs in order to achieve profitability. However, Newco may never generate sufficient revenues or reduce costs sufficiently to achieve profitability. Even if Newco does achieve profitability, it may not sustain or increase profitability on a quarterly or annual basis in the future. If Newco is unable to achieve profitability, it may be forced to implement expense reduction measures, including selling its assets, consolidating its operations, reducing its workforce or delaying, canceling or reducing certain product development, marketing or other operational programs, any of which could harm its business.

  Newco's net sales in calendar 2006 may be adversely affected by the loss of Aviza's present ALD product line.

        When Aviza acquired the Thermal Division of ASML Holding, N.V., which is referred to in this discussion as the Predecessor, Aviza acquired a license agreement that the Predecessor had entered into with another semiconductor equipment company in February 2002 pursuant to which the Predecessor distributed single-wafer atomic layer deposition, or single-wafer ALD, products manufactured by the licensor. Aviza recognized net sales of $15.2 million, or approximately 11% of its net sales, and $2.3 million, or approximately 3% of its net sales, attributable to these products in the nine-month period ended June 24, 2005 and its fiscal year ended September 24, 2004, respectively. Aviza and the licensor under this license agreement agreed in May 2004, as subsequently amended, that Aviza would not ship any such products after December 31, 2005. As a result, Aviza will not recognize any revenue attributable to these products after December 31, 2005, other than the remaining contractual revenue attributable to products previously shipped. If Newco is unable to develop its own products to address the ALD market in lieu of these products, its net sales may decline and its business may be harmed.

  Newco expects to receive a substantial portion of its revenues from a small number of customers, and the loss of, or a significant reduction or fluctuation in, orders from those customers could harm Newco's business.

        For the six months ended June 30, 2005, three customers each accounted for 10% or more of Trikon's revenues, while two customers each accounted for 10% or more of Trikon's revenues for the year ended December 31, 2004. Approximately 71% of Trikon's revenues came from its top ten customers for the year ended December 31, 2004. For the nine-month period ended June 24, 2005, approximately 62% of Aviza's net sales were attributable to two customers and approximately 86% of Aviza's net sales were attributable to its top ten customers. For its fiscal year ended September 24, 2004, approximately 16% of Aviza's net sales were attributable to one customer and approximately 60% of Aviza's net sales were attributable to its top ten customers. Infineon Technologies accounted for approximately 7% and 16% of Trikon's revenues for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, and accounted for approximately 15% and 16% of Aviza's net sales for the nine-month period ended June 24, 2005 and its fiscal year ended September 24, 2004, respectively. As a result, Newco expects to receive a substantial portion of its revenues from a small number of customers. Sales to any single customer may vary significantly from quarter to quarter. If

Newco's largest customers delay, cancel or do not place orders, Newco may not be able to replace these orders with new orders. As Newco expects to configure its products to customer specifications, changing, rescheduling or canceling orders may result in significant non-recoverable costs. The loss of, or a decline or fluctuation in sales to, any of Newco's major customers would negatively impact its business.

  The semiconductor industry is highly cyclical and unpredictable.

        Newco's business and operations will depend upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current anticipated market demand for integrated circuits. The semiconductor industry has historically been cyclical due to sudden changes in manufacturing capacity. These changes in capacity have affected the timing and amounts of Trikon's and Aviza's customers' capital equipment purchases and investments in technology, and continue to affect orders, net sales, gross margins and results of operations.

        During periods of decreasing demand for integrated circuit manufacturing equipment, Newco must be able to appropriately align cost structure with prevailing market conditions and effectively motivate and retain key employees. Conversely, during periods of increasing demand, Newco must have sufficient manufacturing capacity and inventory to meet customer demand and must be able to attract, retain and motivate a sufficient number of qualified individuals. If Newco is unable to timely adjust cost structure with business conditions and to manage resources and production capacity effectively during changes in demand, this inability could harm Newco's business, financial condition or results of operations.

  Newco's operating results may be unpredictable and could vary dramatically from period to period.

        Trikon's and Aviza's products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate these products and to install and integrate them into their manufacturing lines. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on-site, before reaching a sufficient level of confidence in the product's performance and compatibility with their requirements to place an order. As a result, the sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of Trikon's and Aviza's products often have lasted for many months or even years. Longer sales cycles require an investment of significant resources in attempting to make sales and delay the generation of revenues. In addition, Newco may incur significant costs in supporting evaluation equipment at customers' facilities, and orders expected in one quarter could shift to another quarter because of the timing of Newco's customers' purchase decisions.

        Furthermore, individual orders for Newco's products and services will have large unit prices and low volumes. In addition, gross margins and sales terms may vary greatly across Newco's product and service offerings. As such, a loss or delay or change in the product and services mix of even a single customer could have a significant effect on the earnings per share that Newco reports in any given period.

        Newco's revenues may also fluctuate greatly from period to period as the products sold by Newco change from "new technology" to "proven technology," as discussed in more detail in the section entitled "Revenue Recognition" beginning on page 57.

  Newco's deferred revenue and orders backlog may not result in future net sales.

        Revenue recognition guidance requires that revenues and any associated profit from the sale of newly introduced systems that are subject to contractual customer acceptance provisions and substantive installation obligations be deferred until the customer has acknowledged its acceptance of the system or the installation work is completed. If the system does not meet the agreed specifications and the customer refuses to accept the system, the deferred revenue and any associated deferred profit will not be realized and Newco may be required to refund any cash payments previously received from the customer, which may harm Newco's business, financial condition, results of operations and cash flows.

        Order backlog does not necessarily include all sales needed to achieve net revenue expectations for a subsequent period. Newco will schedule the production of its systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, Newco's backlog at any particular date will not necessarily be indicative of actual sales for any succeeding period. In addition, while Newco will evaluate each customer order on a case-by-case basis to determine qualification for inclusion in backlog, Newco cannot assure you that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of Newco's backlog to result in future sales, could harm Newco's business, financial condition, results of operations and cash flows.

  Newco's backlog orders will be subject to cancellation or delay.

        Although Newco expects to maintain a backlog of customer orders with expected shipment dates within 12 months, Newco's customers may request cancellations or delivery delays. As a result, Newco's backlog may not be a reliable indication of its future revenues. If shipments of orders in backlog are cancelled or delayed, Newco's revenues could fall below its expectations and the expectations of market analysts and investors.

  Newco's results of operations may suffer if it fails to effectively manage its inventory.

        Newco will need to manage its inventory of component parts, work-in-process and finished goods effectively to meet customer delivery demands at an acceptable risk and cost. Customers are increasingly requiring very short lead times for delivery, which may require Newco to purchase and carry additional inventory. For both the inventories that will support manufacture of Newco's products and Newco's spare parts inventories, if the customer demand Newco anticipates does not materialize in a timely manner, Newco will incur increased carrying costs and some inventory could become un-saleable or obsolete, resulting in write-offs which would adversely affect the results of Newco's operations.

  Warranty claims in excess of Newco's projections could seriously harm its business.

        Newco will offer a warranty on its products. The cost associated with this warranty will be significant, and in the event that Newco's projections and estimates of this cost are inaccurate, Newco's financial performance could be seriously harmed.

  If Newco delivers systems with defects, its credibility may be harmed, sales and market acceptance of its systems may decrease and Newco may incur liabilities associated with those defects.

        Trikon's and Aviza's systems are complex and sometimes have contained errors, defects and bugs when introduced. If Newco delivers systems with errors, defects or bugs, its credibility and the market acceptance and sales of its systems could be harmed. Further, if Newco's systems contain errors, defects or bugs, Newco may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to commercial or product liability as a result of lawsuits against Newco or against its customers. Trikon and Aviza have agreed to product liability indemnities, and their product and commercial liability insurance policies currently provide only limited coverage per claim. In the event of a successful product liability or commercial claim, Newco could be obligated to pay damages that may not be covered by insurance or that are significantly in excess of its insurance coverage.

  Newco's employment costs in the short-term will be fixed to a large extent, and therefore any unexpected revenue shortfall could adversely affect its operating results.

        Newco's operating expense levels will be based in significant part on its headcount, which generally will be driven by longer-term revenue goals. For a variety of reasons, particularly the high cost and disruption of lay-offs and the costs of recruiting and training, Newco's headcount in the short-term will be fixed to a large extent. As a result, Newco may be unable to reduce its employment costs in a timely manner to compensate for any unexpected revenue or gross margin shortfalls, which could adversely affect Newco's operating results.

  Newco's high spending levels on research and development and its need to maintain a high level of customer service and support could harm its results of operations.

        In order to remain competitive, Newco will need to maintain a high level of investment in research and development, marketing and customer service, while at the same time controlling its operating expenses.

        The industry in which Newco will operate is characterized by the need for continued investment in research and development as well as a high level of worldwide customer service and support. As a result of Newco's need to maintain spending levels in these areas, its operating results could be harmed if its net sales fall below expectations. In addition, because of the emphasis that Newco will place on research and development and technological innovation, Newco's operating costs may increase further in the future, which could have a negative impact on its results of operations and cash flows in any given period.

        Newco cannot assure you that it will have sufficient resources to make a high level of investment in research and development, marketing and customer service while controlling its operating expenses or that Newco's products will be viewed as competitive as a result of technological advances by its competitors or changes in semiconductor processing technology. Any such competitive pressures may require Newco to significantly reduce prices or result in lost customer orders, which could harm Newco's business, financial condition, results of operations and cash flows.

  A disruption of Newco's manufacturing operations could harm its business.

        Although Newco may outsource the manufacturing for certain of its products or sub-assemblies to third parties, Newco will produce most of its products at its manufacturing facilities in Scotts Valley, California and Newport, South Wales. Newco will have very limited ability to interchangeably produce its products at either facility, and in the event of a disruption of operations at its facilities, Newco's third-party manufacturers would not be able to make up the capacity loss. Newco's manufacturing operations could be subject to disruption for a variety of reasons, including natural disasters, work stoppages, operational facility constraints and terrorism. Any such disruption could cause delays in shipments of products to Newco's customers, result in cancellation of customer orders or loss of customers and seriously harm Newco's business.

  Newco will not be able to compete effectively if it fails to address the technology needs of its customers.

        Newco will operate in a highly competitive environment, and its future success is heavily dependent on effective development, commercialization and customer acceptance of new products compared to its competitors. In addition, Newco's future success is dependent upon its ability to timely and cost-effectively:

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  develop and market new products and technologies;

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  improve existing products and technologies;

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  expand into or develop equipment solutions for new markets for integrated circuit products;

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  achieve market acceptance and accurately forecast demand for products and technologies;

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  achieve cost efficiencies across product offerings;

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  qualify new or improved products for volume manufacturing with customers; and

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  lower customers' cost of ownership.

        Newco will also need to develop technology and other applications, and it cannot assure you that such developments will be consistent with the needs of customers.

        Newco may not be able to forecast or respond accurately to the technological trends in the semiconductor industry or respond to specific product announcements by competitors who may be developing technologies and products that are more effective or that achieve more widespread acceptance. In addition, Newco may incur substantial costs to ensure the functionality and reliability of current and future products. If newly developed products are unreliable or do not meet Newco's customers' expectations, then reduced orders, higher manufacturing costs, delays in collecting accounts receivable or additional service and warranty expense could result. Any delays in meeting customer demands could limit the potential for follow-on sales for manufacturing. Any of these events could negatively affect the ability to generate the return that Newco would expect to achieve on its investments in these new products.

        If Newco fails to develop solutions to achieve all of the specifications required by device manufacturers and the device manufacturers fail to integrate these technologies successfully with their other processes, or competitors develop competing solutions, then Newco's ability to grow revenues from these products could be negatively affected.

  Newco's operating results could be negatively affected by currency fluctuations.

        Although Newco's revenues will be generally denominated in U.S. dollars and Newco will report its financial results in U.S. dollars, Trikon is based in the United Kingdom and most of its operating expenses are incurred in British pounds. As a result, a significant portion of Newco's costs will be subject to currency fluctuations. Accordingly, if the British pound increases in value against the U.S. dollar, Newco's expenses as a percentage of revenues will increase and gross margins will be reduced. In addition, Aviza's sales in Japan and other foreign service revenue are denominated in local currency. As a result, fluctuations in those local currencies could also have an impact on Newco's operating results.

  The semiconductor industry is global and is expanding within Asia. If Newco is unable to penetrate this market, the ability to grow revenues could be restricted.

        The percentage of worldwide semiconductor production that is based in Asia is growing more rapidly than in other regions. Trikon's business has traditionally been strongest with the American and European semiconductor manufacturers. Although Aviza derived approximately 67% of its net sales for the nine-month period ended June 24, 2005 and approximately 46% of its net sales for its fiscal year ended September 24, 2004 from its sales in the Asia Pacific region, its brand recognition is limited. Newco will succeed to Aviza's installed base within the Asia Pacific region. However, in order to grow its business, it will be necessary for Newco to penetrate the region with the addition of new customers and the expansion of its relationships with existing customers. Aviza's has traditionally sold its products primarily through its direct sales force. As a result, retaining and attracting key sales and service personnel has been of critical importance to Aviza. These markets are typically subject to growth rates that are higher than worldwide growth rates. Although Newco will have a direct sales force in this region after the completion of the merger transaction, it cannot assure you that it will be able to continue penetrating markets in the Asia Pacific region. Failure to penetrate these markets, or failure to attract the additional personnel necessary to service new and existing customers, may harm Newco's competitive position and adversely affect its future business prospects.

  Newco's competitors have greater financial resources and greater name recognition and therefore may compete more successfully.

        Newco will face competition or potential competition from many companies with greater resources. If Newco is unable to compete effectively with these companies, market share may decline and Newco's business could be harmed. Virtually all of Newco's primary competitors are substantially larger companies and some of them have broader product lines. These competitors have well-established reputations in the markets in which Newco will compete, greater experience with high-volume manufacturing, broader name recognition, substantially larger customer bases and substantially greater financial, technical, manufacturing and marketing resources. Newco will also face potential competition from new market entrants, including established manufacturers in other segments of the semiconductor capital equipment market who may decide to diversify and develop and market products that compete with Newco's product offerings.

  Semiconductor manufacturers are typically loyal to their existing semiconductor equipment suppliers, which may make it difficult for Newco to obtain new customers.

        Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility and proven system performance.

        Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon the equipment from this vendor of choice for the specific production line application. To do otherwise creates risk for the manufacturer because manufacturing a semiconductor requires many process steps and a fabrication facility will contain many different types of machines that must work cohesively to produce products that meet the customers' specifications. If any piece of equipment fails to perform as expected, the customer could incur significant costs related to defective products, production line downtime or low production yields.

        Since most new fabrication facilities are similar to existing ones, semiconductor manufacturers tend to continue using equipment that has a proven track record. Based on experience with major customers such as Infineon, Trikon and Aviza have observed that once a particular piece of equipment is selected from a vendor, the customer is likely to continue purchasing that same piece of equipment from the vendor for similar applications in the future. Trikon's and Aviza's customer lists, though limited, increased in fiscal 2004. However, broadening market share remains difficult due to choices made by customers that continue to be influenced by pre-existing bases installed by competing vendors. As a result, Newco's ability to obtain new customers and additional orders may be limited.

        A semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. As a result, Newco may face narrow windows of opportunity to be selected as the "vendor of choice" by potential new customers. It may be difficult for Newco to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and Newco may not be successful in obtaining broader acceptance of its systems and technology. If Newco is not able to achieve broader market acceptance of its systems and technology, Newco may be unable to grow its business and operating results, and Newco's financial condition may be harmed.

  Newco will depend upon sole suppliers for certain key components.

        Substantially all of Trikon's and Aviza's revenues have come from the sale of products that contain key components that are available only from a single source or limited sources. As a result, Newco will depend on a number of sole suppliers for key components used in the manufacturing of its products. If Newco is unable to obtain timely delivery of sufficient quantities of these components, it will be unable to manufacture products to meet customer demand on a timely basis. Most significantly, certain product lines are designed around automation modules supplied by sole suppliers. Due to the high cost of these modules, Newco will keep very few in inventory. Although neither Trikon nor Aviza has ever been unable to manufacture or ship a product due to its inability to obtain a component sourced from a sole supplier, if a sole supplier fails to deliver the component on a timely basis, delivery of certain products could be delayed. If a sole supplier is unable to deliver any such modules for a prolonged period of time, Newco may have to redesign certain products. Newco cannot assure you that it will be able to do so, or that customers will adopt the redesigned systems.

  If Newco is unable to hire and retain a sufficient number of qualified personnel, its results of operations will be negatively affected.

        Newco's business and future operating results will depend in part upon the ability to attract and retain qualified management, technical, sales and support personnel for its operations on a worldwide basis. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where Newco's headquarters will be located, and Newco cannot assure you that it will be able to continue to attract and retain qualified personnel. Newco's results of operations could be negatively affected by its loss of key executives or employees or its inability to attract and retain skilled executives and employees as needed.

  Newco's ability to compete could be jeopardized by its inability to protect intellectual property rights from challenges by third parties.

        Newco's success and ability to compete depend in large part upon protecting proprietary technology. Trikon and Aviza have relied on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect their proprietary rights.

        Newco cannot assure you that patents will be issued on pending patent applications or that competitors will not be able legitimately to ascertain proprietary information embedded in Newco's products that is not covered by patent or copyright. If this happens, Newco may not be able to prevent the competitor from using this information.

        In addition, if Newco asserts patent rights against a competitor's product, Newco cannot assure you that any claim in any patent will be sufficiently broad nor, if sufficiently broad, that the patent will not be challenged, invalidated or circumvented, or that Newco will have sufficient resources to prosecute its rights. Failure to protect its intellectual property rights could have an adverse effect on Newco's business.

  Claims or litigation regarding its intellectual property rights could seriously harm Newco's business or require Newco to incur significant costs.

        In recent years, there has been significant litigation in the semiconductor equipment industry involving patents and other intellectual property rights. Infringement claims may be asserted against Newco in the future and, if such claims are made, Newco may not be able to defend against such claims successfully or, if necessary, obtain licenses on reasonable terms. Any claim that Newco's products infringe the proprietary rights of others would force Newco to defend itself and possibly its customers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject Newco to significant liability for damages and invalidate its proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation could force Newco to do one or more of the following:

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  lose or forfeit proprietary rights;

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  stop manufacturing or selling products that incorporate the challenged intellectual property;

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  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

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  pay damages, including treble damages and attorneys' fees in some circumstances; or

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  redesign those products that use the challenged intellectual property.

        If Newco is forced to take any of these actions, its business could be severely harmed.

  If Newco is unable to establish and build a recognized brand, it may be unable to grow its business.

        Trikon has invested significant efforts in building brand recognition and customer acceptance of its brand. Newco's management has made the decision to use the "Aviza" brand going forward and believes that transferring market acceptance for the "Trikon" brand to Newco and maintaining a recognized brand for Newco will be critical to the success of its strategy. In the near term, Newco may face some disruption in the marketplace due to the disappearance of the "Trikon" brand and a lack of recognition for the "Aviza" brand. The adoption of the "Aviza" brand may prevent Newco from taking advantage of certain goodwill of existing customers and strategic partners of Trikon. Furthermore, in order to promote the "Aviza" brand in response to competitive pressures, Newco may find it necessary to increase its marketing expenditures or otherwise increase its financial commitment to building and maintaining brand loyalty and awareness among existing and potential clients. If Newco fails to promote, maintain and protect its brand, or incurs excessive expenses in an attempt to promote and maintain its brand, it's business, financial condition, results of operations and prospects will be harmed.

  Newco's efforts to protect its intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

        Most of Trikon's and Aviza's fiscal 2004 revenues were derived from sales in foreign countries, including certain countries in Asia such as Singapore, Taiwan, Japan, China and Korea. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which Trikon and Aviza have sold and in which Newco expects to continue to sell systems. For example, Taiwan and China are not signatories to the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. In Taiwan and China, the publication of a patent prior to its filing would invalidate the ability of a company to obtain a patent. Similarly, in contrast to the United States where the contents of patent applications remain confidential during the patent prosecution process, the contents of a patent application are published upon filing which provides competitors an advanced view of the contents of patent applications prior to the establishment of patent rights. There is a risk that Newco's means of protecting its proprietary rights may not be adequate in these countries. Newco's competitors in these countries may independently develop similar technology or duplicate Newco's systems. If Newco fails to adequately protect its intellectual property in those countries, it would be easier for Newco's competitors to sell competing products in those countries.

  Newco's operations will be subject to health and safety and environmental laws that may expose it to liabilities for noncompliance.

        Newco will be subject to a variety of governmental regulations relating to the use, storage, discharge, handling, manufacture and disposal of all materials present at, or are output from, Newco's facilities, including the toxic or other hazardous chemical byproducts of the manufacturing processes. Newco is also subject to governmental regulations affecting the content, reuse, recycling, distribution and labeling of products containing hazardous materials. Environmental claims, or failure to comply with any present or future regulations, could result in significant costs to remediate, the assessment of damages or imposition of fines, the suspension of production of certain products or the cessation of operations.

        New regulations could require the purchase of costly equipment or the incurrence of other significant expenses. Failure to control the use or adequately restrict the discharge of hazardous substances could subject Newco to future liabilities, which could negatively affect Newco's operating results and financial condition.

        Aviza owns and operates a facility located in Scotts Valley, California, or the Scotts Valley Site, which is currently subject to an Administrative Order on Consent, or Consent Order, dated as of July 16, 1991 entered into by Watkins-Johnson Company (now WJ Communications, Inc.), a prior owner of the Scotts Valley Site, and the United States Environmental Protection Agency, or EPA. The Scotts Valley Site is listed on the National Priorities List as the "Watkins-Johnson Superfund Site" pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA. The contamination on the Scotts Valley Site includes chlorinated solvents in soil and groundwater. The site is being remediated under the terms of an agreement under which an environmental consultant, Arcadis Geraghty & Miller, has agreed to complete the work using funds from an escrow account and is indemnifying Aviza for all remediation costs. Aviza is also protected from liability by an insurance policy covering the remediation and by certain indemnities from WJ Communications, Inc. At this point in time, only small amounts of groundwater contamination remain, and Arcadis Geraghty & Miller is in discussions with the EPA regarding ceasing remedial activities.

  Each of Trikon and Aviza have had material weaknesses in internal control over financial reporting in the past and Newco cannot assure you that additional material weaknesses will not be identified in the future. Newco's failure to implement and maintain effective internal control over financial reporting could result in material misstatements in Newco's financial statements, which could require Newco to restate its financial statements, cause investors to lose confidence in Newco's reported financial information and have a negative effect on Newco's stock price.

        In connection with the audit of Aviza's financial statements for the period from October 7, 2003 through September 24, 2004, Aviza's independent registered public accounting firm identified material weaknesses in Aviza's internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board (United States) that affected Aviza's financial statements for its fiscal year ended September 24, 2004. For more information, see the section entitled "Internal Control over Financial Reporting" beginning on page 61.

        The material weaknesses in Aviza's internal control over financial reporting are summarized below:

  •
  After issuance of the financial statements by the Predecessor for calendar year 2002 and the period from January 1, 2003 through October 9, 2003, Aviza discovered errors in these financial statements which required Aviza to restate the financial statements of the Predecessor for both periods.

  •
  Significant adjustments were required in areas involving management judgment such as warranty accrual, receivables allowance and in-transit inventory, and assumptions used by Aviza to record accounting entries did not initially have detailed support.

  •
  Aviza did not have in its possession an interest rate cap agreement with its bank in connection with Aviza's revolving line of credit and had not recorded the agreement as a derivative in its financial statements. In addition, Aviza was not aware that it was required to record dividends under its corporate charter prior to correction of its corporate charter.

        Although the management of Aviza believes that it has remediated each of these identified material weaknesses, Aviza cannot assure you that it will not identify additional material weaknesses or significant deficiencies in its internal control over financial reporting in the future.

        Trikon restated in May 2005 its previously issued financial statements with respect to:

  •
  the classification of accounts receivable and deferred revenues on contracts with a portion of the contract price that is withheld until final acceptance;

  •
  the timing of recognition of costs on those contracts; and

  •
  the allocation of facilities cost.

        To address the material weakness in Trikon's internal control over financial reporting evidenced by this restatement, Trikon took remedial measures related to the selection, application and monitoring of its accounting policies.

        Although the management of Trikon believes that it has remediated each of these identified material weaknesses, Trikon cannot assure you that it will not identify additional material weaknesses or significant deficiencies in its internal control over financial reporting in the future.

        Any failure to maintain or implement required new or improved controls, or any difficulties Newco encounters in their implementation, could result in additional material weaknesses or significant deficiencies, cause Newco to fail to meet its periodic reporting obligations or result in material misstatements in Newco's financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of Newco's internal control over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to Newco beginning with its first Annual Report on Form 10-K for the fiscal year ending in September 2007, which will be filed in December 2007. The existence of a material weakness could result in errors in Newco's financial statements that could result in a restatement of financial statements, cause Newco to fail to meet its reporting obligations and cause investors to lose confidence in its reported financial information, leading to a decline in Newco's stock price.

  Newco will be required to spend significant time, money and other resources to ensure and determine that its internal control over financial reporting is effective. If Newco is unable to achieve and maintain effective internal control over financial reporting, the value of your investment in Newco could decline.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with Newco's Annual Report on Form 10-K for its fiscal year ending in September 2007, Newco will be required to furnish a report on its internal control over financial reporting. This report will contain an assessment by Newco's management of the effectiveness of Newco's internal control over financial reporting and a statement that Newco's independent registered public accounting firm has attested to and reported on Newco's management's assessment of Newco's internal control over financial reporting.

        Each of Aviza and Trikon has identified material weaknesses in internal control over financial reporting as of the end of its most recently completed fiscal year. In addition, because it is a private company, Aviza has not been subject to Section 404 of the Sarbanes-Oxley Act of 2002. As a result of Trikon's and Aviza's identified material weaknesses and Aviza's private company status, Newco faces a significant challenge in ensuring its operations are designed in a manner that is consistent with the framework of internal control established by the Committee of Sponsoring Organization of the Treadway Commission.

        Newco's internal control over financial reporting may not be considered effective if, among other things:

  •
  any material weaknesses in Newco's internal control over financial reporting exist;

  •
  Newco fails to evaluate key controls in a timely fashion; or

  •
  Newco fails to remediate assessed deficiencies.

        If Newco's management asserts that Newco's internal control over financial reporting is ineffective, or if Newco's independent registered public accounting firm expresses an adverse opinion on Newco's management's assessment or that Newco's internal control over financial reporting is ineffective, the value of your investment in Newco could decline.

  Newco will not be required to furnish a report on its internal control over financial reporting until December 2007.

        Trikon is currently required to furnish a report on its internal control over financial reporting pursuant to the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 as part of the Annual Reports that it files on Form 10-K. However, these rules will not apply to Newco until it files its Annual Report on Form 10-K for its fiscal year ending in September 2007, which will be filed in December 2007. As a result, Newco's stockholders may have less information available to them about the effectiveness of Newco's internal control over financial reporting than Trikon's stockholders currently have available to them about the effectiveness of Trikon's internal control over financial reporting.

  Newco's ability to use net operating losses to offset future taxable income will be subject to certain limitations.

        In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses to offset future taxable income. A corporation generally undergoes an "ownership change" if the percentage of stock of the corporation owned by one or more of its 5% stockholders has increased by more than 50 percentage points over a three-year period.

        Trikon's existing net operating losses currently are subject to limitations arising from previous ownership changes and will be subject to additional limitations as a result of the merger transaction. Aviza's existing net operating losses also may be subject to limitations, and the merger transaction may result in Aviza's undergoing an ownership change, thus potentially further limiting Aviza's net operating losses. In addition, if Newco undergoes an ownership change after the merger transaction, the combined company's ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. It is impossible for Newco to ensure that it will not experience an ownership change in the future because changes in its stock ownership, some of which are outside of Newco's control, could result in an ownership change under Section 382 of the Internal Revenue Code.

        Generally, the limitations on Newco's ability to use the pre-merger transaction NOLs of either Trikon or Aviza to offset future taxable income are expected to be significant, and thus, Newco's liability for future U.S. federal income taxes may be materially higher than that liability would have been absent such limitations. Similar rules may apply for foreign and state income tax purposes as well.

  Business interruptions could adversely affect Newco's business.

        Newco's operations will be vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond its control. A disaster could severely damage Newco's ability to deliver its products to its customers. In order to manufacture its products, Newco will need to maintain and protect its manufacturing facilities and computer systems, many of which will be located in or near its headquarters in Scotts Valley, California. Scotts Valley is located near a known earthquake fault zone. Although Newco's facilities are designed to be fault tolerant, Newco's systems are susceptible to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although Newco will maintain general business insurance against interruptions such as fires and floods, there can be no assurance that the amount of coverage will be adequate in any particular case.

  Any acquisitions Newco may make could disrupt business and harm its financial condition.

        Newco may invest in complementary products, companies or technologies. Such investments involve numerous risks, including:

  •
  diversion of management's attention from other operational matters;

  •
  inability to complete acquisitions as anticipated or at all;

  •
  inability to realize synergies expected to result from an acquisition;

  •
  failure to commercialize purchased technologies;

  •
  ineffectiveness of an acquired company's internal controls;

  •
  impairment of acquired intangible assets as a result of technological advancements or worse-than-expected performance of the acquired company or its product offerings;

  •
  unknown and undisclosed commitments or liabilities;

  •
  failure to integrate and retain key employees; and

  •
  ineffective integration of operations.

        Mergers and acquisitions are inherently subject to significant risks, and Newco's inability to manage these risks effectively could adversely affect its business, financial condition and results of operations.

SELECTED HISTORICAL FINANCIAL DATA OF TRIKON

        The following selected consolidated financial data are qualified by reference to and should be read in conjunction with Trikon's consolidated financial statements and notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Trikon," which are included elsewhere in this proxy statement/prospectus. The selected consolidated financial data set forth below as of December 31, 2003, and 2004 and for the years ended December 31, 2002, 2003, and 2004 have been derived from Trikon's audited financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated financial data at June 30, 2005 and for the six months ended June 30, 2004 and 2005 are derived from Trikon's unaudited financial statements appearing elsewhere in this proxy statement/prospectus. The selected consolidated financial data set forth below as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from Trikon's audited financial statements that are not included in this proxy statement/prospectus.

	Year Ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except per share information)
Operating Data:
Revenues:
Product sales	$106,662	$97,046	$32,765	$28,710	$36,684	$16,844	$14,610
License revenues	350	—	50	108	157	109	2,085

Total revenues	107,012	97,046	32,815	28,818	36,841	16,953	16,695

Costs and expenses:
Cost of goods sold	57,924	53,979	26,838	23,666	27,258	14,089	10,721
Research and development	9,545	10,933	12,171	11,101	10,148	5,607	4,497
Selling, general and administrative	20,300	19,129	14,898	16,382	16,091	8,282	7,369
Settlement of pension liabilities and related costs	—	—	818	3,542	—	—	—
Restructuring costs	—	—	—	—	(1,200)	—	—

Total costs and expenses	87,769	84,041	54,725	54,691	52,297	27,978	22,587

Income (loss) from operations	19,243	13,005	(21,910)	(25,873)	(15,456)	(11,025)	(5,892)
Other income	—	681	—	474	—	—	—
Foreign currency gains (losses)	910	1,150	(2)	573	1,934	359	(1,823)
Interest:
Interest expense	(674)	(1,504)	(1,197)	(921)	(434)	(92)	(192)
Interest income	325	1,350	1,309	948	494	221	280

Income (loss) before income tax (benefit) provision	19,804	14,682	(21,800)	(24,799)	(13,462)	(10,537)	(7,627)
Income tax provision (benefit)	824	3,432	(2,165)	236	216	(120)	(101)

Net income (loss) before extraordinary item and cumulative effect of change in accounting principle	18,980	11,250	(19,635)	(25,035)	(13,678)	(10,657)	(7,728)
Cumulative effect of change in accounting principle(1)	(1,833)	—	—	—	—	—	—

Net income (loss)	$17,147	$11,250	$(19,635)	$(25,035)	$(13,678)	$(10,657)	$(7,728)

Net income (loss) applicable to common shares	$16,121	$11,109	$(19,635)	$(25,035)	$(13,678)	$(10,657)	$(7,728)

Income (loss) per common share data:
Basic:
Income (loss) applicable to common shares before extraordinary item and cumulative effect of change of accounting principle	$1.82	$0.98	$(1.57)	$(1.80)	$(0.87)	$(0.68)	$(0.49)
Cumulative effect of change in accounting principle	(0.19)	—	—	—	—	—	—

Net income (loss)	$1.63	$0.98	$(1.57)	$(1.80)	$(0.87)	$(0.68)	$(0.49)

Diluted:
Income (loss) applicable to common shares before extraordinary item and cumulative effect of a change of accounting principle	$1.58	$0.88	$(1.57)	$(1.80)	$(0.87)	$(0.68)	$(0.49)
Cumulative effect of change in accounting principle	(0.16)	—	—	—	—	—	—

Net income (loss)	$1.42	$0.88	$(1.57)	$(1.80)	$(0.87)	$(0.68)	$(0.49)

Average common shares used in the calculation
—Basic	9,868	11,281	12,533	13,928	15,738	15,723	15,755
—Diluted	11,325	12,658	12,533	13,928	15,738	15,723	15,755
	December 31,
						June 30, 2005
	2000	2001	2002	2003	2004
	(In thousands of U.S. dollars)
Balance Sheet Data:
Working capital	$33,346	$62,379	$55,044	$33,990	$26,876	$18,342
Total assets	95,694	112,733	97,188	77,372	61,141	52,590
Long-term debt and capital lease obligations, less current portion	2,376	15,606	10,717	188	91	54
Stockholders' equity(2)	49,920	65,453	60,520	52,958	40,542	32,257

(1)
Trikon changed its accounting policy with respect to revenue recognition in the year ended December 31, 2000. In accordance with Accounting Principles Board Opinion 20, Trikon accounted for the change as a cumulative effect on the prior years resulting from the change to a different revenue recognition policy.

(2)
Stockholders' equity for December 31, 2000 includes convertible preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TRIKON

Overview

        Trikon's business is to design, manufacture, market and sell advanced production equipment used in the production of semiconductors and to provide related support services. Trikon faces a variety of challenges in responding to the dynamics of this industry, which is characterized by a high level of volatility caused by sudden changes in demand for semiconductors and manufacturing capacity. In addition, because of the large unit price associated with Trikon's systems, which typically vary between $0.8 million and $3.5 million, Trikon's backlog, shipments and revenues can be affected, positively or negatively, by a relatively small change in the number of orders.

        Trikon's products carry out processes to deposit and add or remove materials on the surface of a wafer. In particular, Trikon's products are used for chemical vapor deposition (CVD), physical vapor deposition (PVD) and plasma etch processes. Trikon sells, installs and services its systems to semiconductor manufacturers worldwide, and its existing customers include a wide range of semiconductor companies, including large independent device makers. Trikon uses a direct sales model in all of its markets except in Asia, where it uses a combination of direct sales and distributors.

        In addition to the initial sale of equipment, Trikon also provides on-site support and spare parts. Sales of on-site support and spare parts were $11.7 million, $10.7 million and $9.0 million (including sales of Trikon's CNC subsidiary of $1.8 million, $0.9 million and $1.1 million) for the years ended December 31, 2004, 2003 and 2002, respectively. The sales of support and spares are less volatile than the sale of the equipment.

Critical Accounting Policies

  General

        Trikon's discussion and analysis of the financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

        A critical accounting policy is defined as one that is both material to the presentation of Trikon's financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on Trikon's financial condition and results of operations. Specifically, critical accounting estimates generally require Trikon to make assumptions about matters that are highly uncertain at the time of the estimate, and if different estimates or judgments were used, the use of these estimates or judgments would have a material effect on Trikon's financial condition or results of operations.

        The estimates and judgments Trikon makes that affect the reported amount of assets, liabilities, revenues and expenses are based on Trikon's historical experience and on various other factors, which Trikon believes to be reasonable in the circumstances under which they are made. Actual results may differ from these estimates under different assumptions or conditions. Trikon considers its accounting policies related to revenue recognition, foreign currency translation, the valuation of inventories including demonstration inventory and accounting for the costs of installation and warranty obligations to be critical accounting policies.

  Revenue Recognition

        Trikon derives its revenues from three sources: equipment sales, spare parts sales and the provision of services. In accordance with Staff Accounting Bulletin 104 issued by the staff of the SEC, Trikon recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the sales price is fixed or determinable and collectivity is reasonably assured. For transactions that consist of multiple deliverables, Trikon allocates revenue to each of the deliverables based upon relative fair values and applies the revenue recognition criteria above to each element.

        Generally, Trikon recognizes revenue on shipment, as the equipment is pre-tested in the factory prior to shipment and Trikon's terms of business are FOB factory, which means the purchaser owns the equipment once it leaves the factory. For new customers, or new products, revenue is recognized on shipment only if the customer attends and approves the pre-shipment testing procedures and Trikon and the customer are satisfied that the performance of the equipment, once installed and operated, will meet the customer-defined specifications. Generally, even with new customers, Trikon recognizes revenue on shipment because the customer attends and approves the pre-shipment testing. The amount of revenue recorded is reduced by the amount of any customer retention (typically between 10% and 20%), which is not payable by the customer until installation is completed and final customer acceptance is achieved.

        The amount of revenue related to customer retentions for systems shipped prior to year end not recorded at December 31, 2004 was $1.9 million compared to $5.1 million at December 31, 2003. The total contract values for these specific shipments were $16.4 million and $20.1 million at December 31, 2004 and 2003, respectively.

        Equipment sold as demonstration or evaluation units are recognized as revenue on transfer of title and either final acceptance, or satisfactory completion of testing to demonstrate that the equipment meets all the customer defined specifications.

        Revenue related to spare parts is recognized on shipment. Revenue related to service contracts is recognized ratably over the duration of the contracts. During fiscal 2003, Trikon entered into a contract to develop a piece of equipment for a customer and determined that the revenue associated with this transaction should be accounted for in accordance with SOP 81-1—"Accounting for the performance of Construction-Type and certain Production-Type contracts." The developed equipment was shipped to the customer in fiscal 2003, however significant development work was required and therefore no revenue was recognized with respect to this project in fiscal 2003. This contract was completed in fiscal 2004 and the revenue was recognized accordingly.

  Foreign Currency Translation

        Most of Trikon's operations are located within the United Kingdom, and most of Trikon's costs are incurred in British pounds. However Trikon's system sales are generally in U.S. dollars and, to a lesser extent, in euro, and Trikon reports in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the British pound could have a significant effect on Trikon's reported earnings and net asset position. Trikon has determined that the functional currency for all U.K. operations is the British pound, and as a result, Trikon's actual expenses expressed in U.S. dollars will fluctuate with changes in foreign currency exchange rates and result in currency gains and losses, which are charged to net income. Changes in the value of non-U.S. net assets as a result of these movements of foreign currency exchange rates are treated as changes to the cumulative translation adjustment on the balance sheet. Trikon also has significant intercompany loans between the United Kingdom operating subsidiary and the parent, which were determined as being repayable in the foreseeable future. This determination results in exchange gains and losses associated with these loans being accounted for in the statement of operations.

  Inventory Valuation

        Inventories are stated at the lower of cost or net realizable value, using standard costs which approximate to actual cost. Trikon maintains a perpetual inventory system and continuously records the quantity on hand and standard cost of each product including purchased components, sub-assemblies and finished goods. Trikon maintains the integrity of the perpetual inventory through a cycle stock count program.

        Trikon's standard costs are re-assessed at least annually and generally reflect the most recent purchase cost and currently achievable assembly and test labor and overhead rates. Trikon estimates its labor and overhead rates based upon average utilization rates and treats as a period cost abnormal absorption variances, which arise due to low or high production volumes. As a result of the low levels of production, significant negative volume variances are being experienced, which has resulted in a gross margin that is below levels that could be achieved at higher revenue levels.

        Trikon also makes provision for slow moving and obsolete inventory and evaluates their adequacy on a quarterly basis. For Trikon's work in process and finished goods inventory, which generally consists of specific systems or modules, Trikon compares the inventory on hand to current sales and market forecasts and other information that indicates the ability to identify a purchaser for such equipment. Trikon applies a formula approach to reserves against raw materials and spares inventory based upon 12 months historic usage, applying different criteria to components that are required for current products, non-current products and spares.

        A major component of the estimate of inventory reserves is Trikon's forecast of future customer demand, technological and market obsolescence, and general semiconductor market conditions. If future customer demand or market conditions are less favorable than Trikon's projections then additional inventory write-downs may be required, and these would be reflected in cost of sales in the period the reserves were adjusted.

  Installation and Warranty

        Trikon's contracts cover on-site installation services and provide for a warranty of the machine. Trikon's standard warranty period varies from 12 to 24 months, depending on a number of factors including the specific equipment purchased.

        Trikon accounts for the estimated warranty cost as a charge to cost of sales on delivery. The warranty reserve is based upon historic product performance and is based on a rolling 12-month average of the historical cost per machine per warranty month outstanding. Trikon also recalculates the estimated warranty cost for all remaining systems still under warranty using the most recent historic average and the difference is included as a component of cost of sales. Trikon does not maintain any general reserves for warranty obligations. Actual warranty costs in the future may vary from historic costs, which could result in adjustments to Trikon's warranty reserves in future periods that are more volatile than in recent years.

Comparison of the Three and Six Months ended June 30, 2005 and 2004

  Product Revenues

        Product revenues for the three months ended June 30, 2005 decreased 13% to $8.8 million compared to $10.1 million for the three months ended June 30, 2004. This decrease was the result of shipping one less system in the period. Product revenues for the six months ended June 30, 2005 decreased 13% to $14.6 million compared to $16.8 million for the six months ended June 30, 2004. A decrease in service and spare parts sales accounts for approximately $1.0 million of the decline, and an additional $1.0 million of the decline is the result of one less system shipment in the period compared to the same period in the prior year.

        Revenue from outside of the United States accounted for approximately 59% of total revenues in both of the three-month periods ended June 30, 2005 and June 30, 2004, and approximately 62% and 70% of total revenues in the six-month periods ended June 30, 2005 and June 30, 2004, respectively.

Trikon expects that sales outside of the United States will continue to represent a significant percentage of Trikon's product sales.

        Due to the large unit price associated with Trikon's systems, Trikon anticipates that its product sales will continue to be made to a small number of customers in each quarter. The quantity of product shipped in any particular quarter can fluctuate significantly and therefore is not indicative of a trend in customer or geographical mix.

        Trikon's sales by type of product are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
PVD	50%	32%	44%	33%
CVD	7%	—	5%	3%
Etch	10%	39%	17%	29%
Spares and service	33%	29%	34%	35%

Total	100%	100%	100%	100%

  License Revenues

        License revenues relate to an exclusive license of power supply technology, a non-exclusive license of Mori technology to a systems integrator in Japan for a non-competing application and the initial portion of a non-exclusive license fee of $2 million received upon execution of a joint development agreement entered into with Aviza on March 14, 2005. License revenues for the three and six-month periods ended June 30, 2005 were each 0.8% and 12.5% of total revenue, respectively.

  Gross Margin

        The gross profit on total revenue for the three-month period ended June 30, 2005 was $2.1 million, or 24%, as compared to $1.9 million, or 18%, for the three-month period ended June 30, 2004. The increase in gross margin of 6% can be attributed to a reduction in customer support labor costs resulting from prior year cost reduction initiatives of approximately 3% and reduced adverse manufacturing variances related to fixed manufacturing overheads, as compared to the three-month period ended June 30, 2004, of approximately 3%. Revenue associated with customer retentions deferred from prior periods and recognized during the three-month periods ended June 30, 2005 and 2004 was $0.2 million and $0.3 million, respectively. The impact on gross margin of these releases was 2% in both of the periods.

        The gross profit on total revenues for the six months ended June 30, 2005 was $6.0 million, or 36%, compared with $2.9 million, or 17%, for the six months ended June 30, 2004. The improvement in gross margin of 19% can be attributed to a combination of factors including the impact of the $2.0 million license revenue without any associated cost of sales of approximately 15%, reduced customer support labor costs of approximately 3% and reduced adverse manufacturing variances related to fixed manufacturing overheads, as compared to the six months ended June 30, 2004, of approximately 6%. These increases in gross margin were offset slightly by a reduced benefit from customer retention releases in the period of 5%. Revenue associated with customer retentions deferred from prior years and recognized during the six months ended June 30, 2005 and 2004 was $0.9 million and $1.6 million, respectively. The impact on gross margin of these releases was approximately 4% for the six months ended June 30, 2005 and 9% for the six months ended June 30, 2004.

  Research and Development Expenses

        Research and development expenses for the three months ended June 30, 2005 were $2.2 million, or 25% of total revenues, compared with $2.7 million, or 27% of total revenues, for the three months ended June 30, 2004. For the six months ended June 30, 2005 research and development expenses were $4.5 million, or 27% of total revenues, compared with $5.6 million, or 33% of total revenues, for the six months ended June 30, 2004. Research and development expenses for the three and six-month period ended June 30, 2004 include $322,000 relating to a reduction in force, and no similar charges have been incurred in the three and six-month periods ended June 30, 2005. The major focus of Trikon's research and development efforts will be the development of new processes in further advancing Trikon's proprietary PVD, CVD and etch technologies, especially the development of novel process solutions for emerging applications in addition to Trikon's Flowfill and Orion product lines at technology nodes of 90nm and below.

        Trikon has received an offer of a grant from the UK government to develop broad ion beam deposition technology in collaboration with other parties for magnetic random access memory (MRAM) applications. The grant will reimburse 50% of the total project costs to a maximum of $3.1 million. The project is contingent upon all parties accepting the offer and as at June 30, 2005 no costs had been incurred and no funding had been received. Although Trikon has been informed that one party in the original consortium is unable to continue the program, Trikon has also been informed that it will be possible to substitute another party. Trikon has also identified an alternative and is awaiting confirmation of acceptability from the UK government. The expenditure and funding are expected to commence in Q4 of fiscal 2005 and would be expended/received over the 18-month period of the project.

        Trikon has also accepted an offer of a grant from the Welsh Development Agency to develop a process to fabricate microfluidic substrates for the production of a single stage emulsion for R&D use by pharmaceutical and biotechnology companies. This grant will reimburse 50% of the total project costs to a maximum of $300,000. The project start date was March 8, 2005, and the project is expected to complete by May 2006. Costs have been recovered during the quarter in line with the payment schedule.

        Trikon gains full ownership rights to all intellectual property generated from the development projects that are the subject of the UK government and Welsh Development Agency grant funding.

  Selling, General and Administrative Expenses.

        Selling, general and administrative expenses for the three months ended June 30, 2005 were $3.7 million, or 41% of total revenues, compared to $3.8 million, or 37% of total revenues, in the three months ended June 30, 2004. The three month period ended June 30, 2004 included costs relating to a reduction in force of $322,000. There has been no comparable cost in fiscal 2005. Selling, general and administrative expenses for the second quarter of 2005 include legal, accounting and due diligence costs of $0.4 million expended in respect of the planned merger with Aviza. For the six months ended June 30, 2005 selling, general and administrative expenses were $7.4 million, or 44% of total revenues, compared to $8.2 million, or 49% of total revenues, in the six months ended June 30, 2004. Total non-recurring costs, net of a credit for property taxes, were $862,000 in the six month period ended June 30, 2004. Selling, general and administrative expenses for the six months ended June 30, 2005 include $1 million in respect of legal, accounting and due diligence costs associated with the planned merger transaction with Aviza.

  Results of Operations

        Trikon incurred a loss from operations of $3.8 million in the three months ended June 30, 2005 compared to $4.6 million in the three months ended June 30, 2004 and $5.9 million in the six months ended June 30, 2005 compared to a loss from operations of $11.0 million in the six months ended June 30, 2004.

        The combination of higher gross margins reduced operating costs and license revenue receipts have contributed to a significant reduction in the loss from operations as compared to the six month period ended June 30, 2004.

  Interest Income and Expense, Net

        Net interest income was $62,000 for the three months ended June 30, 2005 compared with net interest income of $63,000 for the three months ended June 30, 2004. During the six months ended June 30, 2005 net interest income was $88,000 compared to net interest income of $129,000 in the first half of the prior year. Lower cash balances are the primary reason for the lower interest income in the three and six month period ended June 30, 2005.

  Income Taxes

        For the three months ended June 30, 2005, Trikon recorded a tax charge of $45,000 compared with a tax charge of $55,000 for the three months ended June 30, 2004. For the six months ended June 30, 2005 Trikon recorded a tax charge of $101,000 compared with a tax charge of $120,000 for the six months ended June 30, 2004. Trikon expects to report a small tax charge for the fiscal year ending December 31, 2005 which will consist primarily of United States state taxes including Delaware and a small amount of Non-US or UK taxes were Trikon has cost plus arrangements in place. In estimating the tax rate for the three and six months ended June 30, 2005, Trikon has not provided any benefit for the deferred tax asset arising from operating losses generated that can only be offset against future profits.

Comparison of the Years Ended December 31, 2004 and 2003

  Product Revenues

        Product revenues for the year ended December 31, 2004 increased 28% to $36.7 million compared to $28.7 million for the year ended December 31, 2003. Shipments for the year ended December 31, 2004 were $33.7 million compared to $32.7 million shipped in the prior year.

        Product revenues outside of the United States accounted for approximately 72% and 61% of total revenues for the years ended December 31, 2004 and 2003, respectively. Trikon expects that sales outside of the United States will continue to represent a significant percentage of our product sales through 2005.

        Trikon's sales by product as a percentage of total revenue are as follows:

	Year Ended December 31,
	2004	2003
PVD	36%	22%
CVD	6%	21%
Etch	25%	20%
Spares and support	33%	37%

Total	100%	100%

  License Revenues

        License revenues are associated with an exclusive license of power supply technology and a non-exclusive license of Trikon's M0RI technology to a systems integrator in Japan for a non-competing application. License revenues increased 45% to $157,000 for the year ended December 31, 2004 compared to $108,000 received during the year ended December 31, 2003.

  Gross Margin

        The gross profit for the fiscal year ended December 31, 2004 was $9.6 million compared to a gross profit of $5.0 for the 2003 fiscal year. The gross margin was 26% in the 2004 fiscal year compared to 18% in the 2003 fiscal year. Of this 8% increase in gross margin, approximately 3% was attributable to reduced customer support labor costs arising from prior year cost reduction initiatives. In addition, 3% of the increase can be attributed to higher absorption of fixed manufacturing overhead. The remainder of the increase in gross margin is a result of efficiencies within the manufacturing and customer support functions as a result of significantly reduced headcount and increased utilization following cost reductions in the 2003 and 2004 fiscal years.

        Revenue associated with customer retentions deferred from prior years and recognised during the years ended December 31, 2004 and 2003 was $1.6 million and $1.1 million, respectively. The impact on gross margin of these releases was 3% in both years.

  Research and Development Expenses

        Research and development expenses for the year ended December 31, 2004 were $10.1 million or 27.5% of total revenues compared with $11.1 million or 38.5% of total revenues for the prior year. The decrease in research and development expenses for fiscal 2004 compared to the prior year reflects reduced headcount and other expenses.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the year ended December 31, 2004 were $16.1 million, or 43.7% of total revenues, compared to $16.4 million, or 56.8%, of total revenues in the year ended December 31, 2003.

        The year ended December 31, 2004 includes non-recurring costs totaling $1.9 million for higher than usual legal fees, consultancy services including, expenses related to compliance costs with respect to Section 404 of the Sarbanes-Oxley Act, costs of a reduction in work force and other higher than normal legal and professional charges, compared to similar non-recurring costs of $0.9 million in the prior year.

  Restructuring Costs

        In the fourth quarter of fiscal 1997, Trikon commenced a restructuring program related to the closure of its M0RI etch operations located in Chatsworth, California, which included the transfer of the M0RI technology to Trikon's Omega platform and the obsolescence and phase-out of the existing platform. An accrual was charged to the income statement in fiscal 1997 for this restructuring. During fiscal 1998 and 1999, Trikon completed this reorganization and negotiated settlements with many of its customers. The restructuring reserve was reduced accordingly. Trikon has carried a residual accrual in the amount of $1.2 million since December 31, 1999 for other potential claims arising out of this restructuring. Following a review of the situation in the third quarter of 2004, Trikon has concluded that the probability of further claims is remote and accordingly the reserve has been reversed to the income statement during the year ended December 31, 2004.

  Results of Operations

        Trikon incurred a loss from operations of $15.5 million in the year ended December 31, 2004 compared to a loss of $25.9 million in the prior year. The combination of increased revenue, better gross margins and reduced operating expenses all contributed to the reduction in the loss from operations. The pension settlement charge of $3.5 million in the year ended December 31, 2003 and the release of the reserve for restructuring in fiscal 2004 of $1.2 million also had an effect on the comparison of the results of operations for fiscal 2004 when compared to fiscal 2003.

  Other Income

        Trikon earned $0.5 million during the year ended December 31, 2003 in connection with the sale of property Trikon no longer required for its operations. No similar income was received in fiscal 2004.

  Interest Income and Expense, Net

        Net interest income was $60,000 for the year ended December 31, 2004 compared with $27,000 for the year ended December 31, 2003. Net interest income increased in the year ended December 31, 2004 compared to the prior year due to higher interest payable in fiscal 2003 from interest payable on taxes incurred in fiscal 2003, which did not recur in fiscal 2004. Excluding this item, net interest income declined due to lower cash balances.

  Income Taxes

        For the year ended December 31, 2004 Trikon recorded a tax charge of $0.2 million compared to a tax charge of $0.2 million for year ended December 31, 2003, resulting in an effective income tax rate of (1.6)% and (1.0)%, respectively. The current year tax charge primarily relates to U.S. state franchise taxes and to income taxes in our non-United Kingdom subsidiaries. The low effective tax rate arises primarily as a result of the generation of net operating losses for which Trikon has not recognized any deferred tax assets, which can only be utilized against future profits.

        As of December 31, 2004, Trikon had U.S. federal losses of $25.6 million, various state operating losses and United Kingdom net operating losses of approximately $64.4 million, which can be offset against future income. Trikon's ability to use its U.S. and United Kingdom net operating losses and credit carry forwards will depend upon the ability to generate future income within the U.S. and United Kingdom to utilize these losses. Further, a portion of Trikon's U.S. net operating losses are subject to historic annual limitations arising from a previous change of control, as well as additional restrictions arising from the change of control from the merger transaction as defined by Section 382 of the Internal Revenue Code. The losses in the United Kingdom are not affected, however, the losses can only be offset against future profits generated from the same trade.

Comparison of the Years Ended December 31, 2003 and 2002

  Product Sales

        Product sales for the year ended December 31, 2003 decreased 12% to $28.7 million compared to $32.8 million for the year ended December 31, 2002. Shipments for the year ended December 31, 2003 were $32.7 million compared to $28.9 million shipped in the prior year. The level of sales and shipments in the year reflected the effects of the global slowdown in the semiconductor industry.

        Trikon's sales by product as a percentage of revenue are as follows:

	Year Ended December 31,
	2003	2002
PVD	22%	34%
CVD	21%	17%
Etch	20%	22%
Spares and support	37%	27%

Total	100%	100%

        Sales outside of the United States accounted for approximately 61% and 67% of total revenues for the years ended December 31, 2003 and 2002, respectively.

  License Revenues

        License revenues are associated with an exclusive license of power supply technology and a non-exclusive license of Trikon's M0RI technology to a systems integrator in Japan for a non-competing application. License revenues increased 116% to $108,000 for the year ended December 31, 2003 compared to $50,000 received during the year ended December 31, 2002.

  Gross Margin on Product Sales

        The gross profit on total revenue for the year ended December 31, 2003 was $5.2 million, or 18%, as compared to $6.0 million, or 18%, for the year ended December 31, 2002. The gross margin improved during the period by 10% due to reductions in customer support and manufacturing labor costs as a result of cost reduction initiatives completed in fiscal 2002. This increase in gross margin was offset by a reduced benefit from customer retention releases in the period of 9% and a 1% lower absorption of fixed manufacturing overheads. Revenue associated with customer retentions deferred from prior years and recognized during the years ended December 31, 2003 and 2002 was $4.5 million and $1.1 million, respectively. The impact on gross margin of these releases was 3% and 12% during the years ended December 31, 2003 and 2002, respectively.

        Cost of goods sold for the year ended December 31, 2003 included $290,000 relating to the costs of a reduction in workforce compared to $345,000 in the year ended December 31, 2002. Cost of goods sold for the year ended December 31, 2003 also included a non-cash charge of $2.1 million with respect to the write-down of inventory associated with the current downturn in the semiconductor business compared to $2.3 million in the prior year.

  Research and Development Expenses

        Research and development expenses for the year ended December 31, 2003 were $11.1 million or 38.5% of total revenues compared with $12.2 million or 37.1% of total revenues for the prior year. The major focus of Trikon's research and development efforts continued to be the development of new processes in further advancing our proprietary PVD, CVD and etch technologies as well as adding enhancements to our existing products.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the year ended December 31, 2003 were $16.4 million, or 56.8% of total revenues, compared to $14.9 million, or 45.4% of total revenues, in the year ended December 31, 2002. As the majority of Trikon's costs are incurred in British pounds, in local currency terms our expenses declined in fiscal 2003 compared to fiscal 2002. In addition, in fiscal

2003 Trikon incurred non-recurring costs associated with employer social security taxes relating to the vesting of 1,149,281 shares, a contested 2003 annual stockholder meeting, accruals with respect to leasehold buildings no longer used by Trikon and the succession of the Chief Executive Officer, which totaled $941,000.

  Results of Operations

        Trikon incurred a loss from operations of $25.9 million in the year ended December 31, 2003 compared to a loss of $21.9 million in the prior year. Lower revenue was the major component of the increase in the loss from operations. The pension settlement charge of $3.5 million in the year ended December 31, 2003 compared to $818,000 in the year ended December 31, 2002 had a significant effect upon the result of operations for fiscal 2003.

  Other Income

        Trikon earned $474,000 during the year ended December 31, 2003 in connection with the sale of property Trikon no longer required for its operations.

  Interest Income and Expense, Net

        Net interest income was $27,000 for the year ended December 31, 2003 compared with $112,000 for the year ended December 31, 2002. Net interest income was reduced in the year ended December 31, 2003 compared to the prior year, in part due to lower cash balances, but also due to interest payable on taxes outstanding from the prior year, which was settled during the year.

  Income Taxes

        For the year ended December 31, 2003, Trikon recorded a tax charge of $0.2 million compared to a tax credit of $2.2 million for year ended December 31, 2002 resulting in an effective income tax rate of (1.0%) and 9.9%, respectively. The tax charge primarily relates to U.S. state franchise taxes and to income taxes related to operations in Trikon's German subsidiary.

        Trikon generated a significant portion of its consolidated pre-tax losses for the year ended December 31, 2003 and December 31, 2002 within the United Kingdom, which has a lower statutory rate of 30% compared to the U.S. federal rate of 35%. In addition to the lower statutory rate, the generation of net operating losses results in fluctuations in the effective tax rate, as Trikon has not recognized any deferred tax assets with respect to net operating losses, which can only be utilized against future profits. Trikon incurred United Kingdom income taxes in fiscal 2001 and was able to carry back some of the tax losses incurred in the United Kingdom during fiscal 2002 against these taxes and hence recognize a deferred tax benefit.

Liquidity and Capital Resources

        At June 30, 2005, Trikon had cash, restricted cash and cash equivalents of $13.1 million, compared to $21.2 million at December 31, 2004. Cash and cash equivalents was $4.2 million at June 30, 2005 compared to $11.6 million at December 31, 2004. Trikon utilized cash from operations of $7.9 million in the six months ended June 30, 2005 compared to a use of cash by operations of $6.3 million in the six-month period of the prior year.

        As of December 31, 2003, Trikon had a term loan from a British bank with a balance outstanding of 6.25 million British pounds (approximately $11.2 million at the exchange rate at such date). The term loan was repaid in full during the three months ended March 31, 2004.

        In July 2003, Trikon entered into a two-year revolving credit facility for 5 million British pounds (approximately $9.0 million at the June 30, 2005 exchange rate). Interest on the 2003 facility, was incurred at the London Interbank Offer Rate (LIBOR) plus 1.75% for borrowings in British pounds and at the Bank's short-term offered rate plus 1% for foreign currency.

        The 2003 credit facility has subsequently been amended, and on June 30, 2005 an agreement was entered into to extend the term of the facility to December 31, 2005. In addition, the amendment lowers the minimum consolidated net worth that Trikon is required to maintain under the financial covenants contained in the facility agreement from $40 million to $32 million. The net interest covenant remains at 70,000 British pounds per quarter and LIBOR plus 1.75%. As of June 30, 2005 Trikon has drawn down 5 million British pounds (approximately $9.0 million at the June 30, 2005 exchange rate) on the facility, which has been placed in a Lloyds TSB Bank deposit account and has certain restrictions placed upon its usage. To the extent the U.S. dollar strengthens against the British pound, or Trikon incurs net losses, Trikon's consolidated net worth will continue to decline. If Trikon's consolidated net worth falls below $32 million, Trikon would be in breach of this covenant, and Trikon's bank could exercise its right to cause Trikon to repay amounts outstanding under the 2003 credit facility and not permit such amounts to be redrawn.

        Trikon's cash and cash equivalents net of amounts borrowed under the 2003 credit facility (as amended) was $4.2 million at June 30, 2005 and represents Trikon's primary source of liquidity. Trikon's cash used in operating activities during the quarter ended June 30, 2005 was $4.7 million. Trikon may use all, or a substantial part of its cash balance to fund current obligations and operations. The amount of cash reserves that Trikon will use to fund its operations will depend on its ability to reduce operating losses through revenue growth or cost reduction.

        The amount of funding required by operations in the next twelve months will depend on numerous factors, including market conditions within the semiconductor industry, general economic conditions, Trikon's ability to increase its revenue, or reduce expenditures or its ability to reduce working capital requirements in areas such as inventory and accounts receivable. However, management believes, based upon its current forecast for revenues operating expenses, cash flows and other financial metrics that the resources available at June 30, 2005 are sufficient to fund operations for the next twelve months.

        If anticipated revenues do not meet expectations, Trikon would continue to seek to scale back operations to lower the use of cash. Trikon also anticipates that it would seek to raise additional debt or equity funding during the next twelve months and to seek an extension or replacement of the current line of credit.

        At December 31, 2004, Trikon's cash obligations and commitments relating to its debt obligations and lease payments were as follows (in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	Greater than 5 years
Bank Loan	$9,600	$9,600	$—	$—	$—
Capital lease obligations	424	330	94	—	—
Operating lease obligations	7,128	1,565	2,769	2,475	319

        With the exception of the above operating leases, Trikon has no off balance sheet financing activities.

Quantitative and Qualitative Disclosures about Market Risk

        Trikon's earnings and cash flow are subject to fluctuations in foreign currency exchange rates. Significant factors affecting this risk include Trikon's manufacturing, research and development and administrative cost base, which are predominately incurred in British pounds, and product sales outside the United States, which may be expressed in currencies other than U.S. dollars. Trikon constantly monitors currency exchange rates and matches currency availability and requirements whenever possible. Trikon may from time to time enter into forward foreign exchange transactions in order to minimize risk from firm future positions arising from trading. As of June 30, 2005 and December 31, 2004, Trikon did not have any open forward currency transactions.

        Based upon budgeted income and expenditures, a hypothetical increase of 10% in the value of the British pound against all other currencies in the quarter ended June 30, 2005 would have no material effect on revenues, which are primarily expressed in U.S. dollars but would increase operating costs and reduce cash flow by approximately $1.0 million. The same increase in the value of the British pound would increase the value of the net assets expressed in U.S. dollars by approximately $3.0 million. Trikon has also received orders for revenue that are denominated in euro, therefore an increase in the value of the euro in relation to the U.S. dollar would effect the reported value of revenue. The effect of the hypothetical change in exchange rates ignores the affect this movement may have on other variables including competitive risk. If it were possible to quantify this impact, the results could well be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the British pound. In reality, some currencies may weaken while others may strengthen.

TRIKON'S BUSINESS

Overview

        Trikon was founded in 1987 as Plasma & Materials Technologies, Inc., or PMT, a California corporation. In August 1995, the company completed an initial public offering of common stock. In November 1996, the company acquired Electrotech Limited and Electrotech Equipments Limited (jointly, "Electrotech"), both United Kingdom companies that were significantly larger than PMT and was renamed Trikon Technologies, Inc. In 2002, the company reincorporated into Delaware as Trikon Technologies, Inc. Trikon's principal executive offices are located at Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, and its telephone number is 44 (0) 1633 414 000. Trikon's headquarters and management team together with its principle operations are based in the United Kingdom.

        Trikon designs, manufactures, markets and sells advanced production equipment used to process semiconductor wafers for the manufacture of integrated circuits. These circuits and devices are key components in most advanced electronic products, such as telecommunications devices, consumer and industrial electronics and computers. Trikon's equipment has typical selling prices between $0.8 million and $3.5 million depending on the configuration of the equipment.

        Trikon's products carry out processes to deposit and remove materials on the surface of a wafer. In particular, its products are used for three of the primary steps in the manufacture of integrated circuits, chemical vapor deposition, or CVD, physical vapor deposition, or PVD and dry etch processes. Trikon sells, installs and services its systems to semiconductor manufacturers worldwide and its existing customers include a wide range of semiconductor companies, including large independent device makers. Trikon uses a direct sales model in all of its markets except in Asia, where it uses a combination of direct sales and distributors.

        Trikon's goal is to be responsive to the continually changing needs of its customers and the specialist demands associated with niche applications. There are many applications that require specialized development of standard equipment and Trikon focuses on those applications that it believes have significant growth potential. Trikon has identified applications that include solutions for the power semiconductor, systems in a package, or SiP, Micro-Electro-Mechanical Systems, or MEMS, Bulk Acoustic Wave Filter, or BAW, and other Aluminum Nitride deposition needs and compound semiconductor markets. Trikon believes that its 200mm wafer and below processes satisfy the demands for cost-effective production worthy tooling for a large variety of applications, while its Flowfill and ORION technology provides solutions for gap fill and low k dielectrics on 300mm wafers. Overall, Trikon's strategy is to identify applications in which Trikon believes it has a technology advantage.

        Trikon makes available free of charge through its website, www.trikon.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically submitted to the SEC. Trikon's website and the information contained therein or incorporated therein are not intended to be incorporated into this proxy statement/prospectus.

Trikon's Products

        Integrated circuits are built on a silicon or other material wafer base and include a variety of circuit components, such as transistors and other devices, that are connected by multiple layers of wiring (interconnects). To build an integrated circuit, the transistors, capacitors and other circuit components are first created on the surface of the wafer by performing a series of processes to modify, deposit and remove selected film layers. Similar processes are then used to build the layers of wiring structures on the wafer.

        Trikon's products are used in these processes to create the integrated circuit, which includes among many different processes, the following basic operations used to create interconnect layers:

  •
  deposition, or adding material to a substrate, typically a silicon wafer;

  •
  patterning, or printing a circuit outline on the substrate; and

  •
  etching, or removing layers, of material from the substrate.

        These, and other processes, are repeated in multiple cycles, building up microscopically thin layers, thereby interconnecting countless transistors.

        Trikon supplies production equipment for two of the most typical deposition techniques, chemical vapor deposition and physical vapor deposition, and plasma etching equipment for selective material removal.

        Trikon's proprietary technologies and leading-edge wafer processes capabilities enable its customers to perform new and advanced fabrication processes, thereby improving their products.

  Chemical Vapor Deposition

        Chemical vapor deposition is a process that can be used to deposit thin films of dielectric (insulating) and, to a lesser extent, conductive materials. During the CVD process, gases that contain atoms of the material to be deposited chemically react to form a thin film of solid material on the wafer. Typical uses for dielectric deposition by CVD include:

  •
  Shallow Trench Isolation, or STI, to isolate one transistor from another;

  •
  the pre-metal dielectric, or PMD, the insulating layer between the active components and the first interconnect metal layer;

  •
  the inter-metal dielectric, or IMD, the insulating layer between the different metal layers; and

  •
  the final passivation layer that seals the completed device from atmospheric moisture.

        Trikon's CVD products are based on its single chamber PECVD Delta 201 product and its Planar fxP and Planar 300 cluster tool products. The Planar systems can be configured with up to six process module positions and in addition to the deposition of silicon dioxide, the most common insulating material deposited, Trikon has its Flowfill, low k Flowfill and Orion processes.

        Silicon dioxide, when deposited by conventional techniques, displays small voids inside the structure and does not provide for a high degree of planarization. Trikon's patented Flowfill and low k Flowfill products are directed towards customers that require the deposition of a planarizing layer or the deposition into small gaps that reduces the need for chemical metal polishing, or CMP processing with a corresponding reduction in cost of ownership, or in some cases actually removes the CMP steps. Trikon's Flowfill process is a patented CVD technology that was developed to form high quality silicon dioxide layers that possess the properties of both gap fill and a high degree of planarization. When a high degree of planarization is reached, the upper surface of the layer is relatively flat, irrespective of the topography of the surface covered. Flowfill can fill features less than 40 nm wide with a less than 8:1 height to width ratio and simultaneously achieve a very high degree of planarization for large gaps up to 20 microns.

        Trikon's low k Flowfill product has similar gap filling and planarization properties to the Flowfill product but also provides a low k dielectric process, which Trikon believes enables device manufacturers to speed up the performance of their integrated circuits. Trikon's low k Flowfill technology is in production with a tunable dielectric constant ('dielectric constant' or 'k value') of between 2.8 and 3.3 and has the capability of achieving a dielectric constant of 2.5.

        Advanced logic device makers use copper damascene wiring for the interconnect with a low k IMD to enhance device performance. Trikon's ORION technology is an ultra low k offering aimed at advanced copper damascene applications where a k value of 2.5 or below is required. ORION can be deposited at dielectric constants of both 2.5 and 2.2, values, which have been independently verified.

  Physical Vapor Deposition

        Physical vapor deposition is a process used to deposit conducting, liner and barrier metal layers on an integrated circuit. One of the primary PVD methods is sputtering, a process in which an electrical discharge creates ions of an inert gas, such as argon, which are then accelerated in a vacuum at a target typically composed of pure metal or metal compound, such as aluminum, aluminum compounds, tantalum or copper. The target atoms are sputtered away and deposited on the wafer to form a thin film. Thin conductive films, when patterned by lithography and etching, are used to wire an integrated circuit. These sputtered thin films consist of:

  •
  the bulk conducting layers;

  •
  the barrier and liner metal layers to prevent diffusion or reactions between metals and silicon regions; and

  •
  the seed layer for electroplating.

        Trikon's Sigma fxP™ systems are used to sputter uniform layers of pure metals or metal alloys and metal compounds such as oxides or nitrides. These products are cluster tools based on industry standard robotics platforms.

        Sigma is designed to be one of the cleanest PVD systems on the market, which is a key technology requirement for sputtering the wafer with as high quality film as possible. Various process chambers are available for a large variety of specific functions. In particular, there are advanced PVD chambers for depositing high quality barrier and liner layers for advanced metalization structures. These consist of the "long throw" Hi-Fill and "ionized metal" Advanced Hi-Fill PVD chambers for improved barrier and liner deposition into high aspect ratio structures. Where step coverage over high aspect ratio features is critical, a metal organic CVD (MOCVD) module is available to provide low temperature, largely conformance titanium nitride films. Additional chambers consist of pre heat and sputter etch. Trikon believes that the Sigma systems have the lowest cost of ownership compared to its main competitors, and that cost of ownership is an important factor for integrated circuit manufacturers.

        Trikon has developed unique, and in many cases patented processes for many markets. For example, in the rapidly growing power device market, Trikon supports both front side interconnect and backside solder metal applications, minimizing operating costs by offering same-type equipment for the entire metal module. Trikon also supplies technology for the emerging Aluminum Nitride deposition market, which includes the BAW market, a technology driven sector for next generation communication devices. BAW devices require very uniform deposition of piezoelectric films and Trikon has developed significant intellectual property in this arena.

  Plasma Etch

        Plasma etch is a process that removes precisely defined patterns from the wafer surface by chemically converting exposed portions of the surface into a gaseous by-product that is pumped away from the process chamber. Almost all deposition processes create a film covering the entire wafer surface. Many layers are required only in selected parts of the wafer, for example to create wires of metal that may be created by a series of steps including a Plasma etch step. First, the entire wafer surface is covered with sputtered aluminum alloys and its associated barrier layers. These conductive layers are then coated with photo resist and are exposed to the wiring pattern during the photolithography process. Plasma etching is then used to remove the exposed conductive layer, thus replicating the wiring pattern. The metal remains in place under the protective photo resist, which is then stripped off.

        Trikon's Omega plasma etch system is available on two platforms as the Omega fxP™ and a single chamber Omega 201. The Omega fxP™, offers up to six process modules combined with tools for wafer alignment and cool-down and two vacuum cassette stations. Multiple chambers provide high throughput for the high volume user or the option to "mix and match' different plasma sources so that advanced sequential etching processes can be addressed. The Omega 201 features Trikon's plasma source technologies in a single chamber format that combines high performance etching with small footprint and low costs. These attributes make the tool particularly well suited to cost-sensitive manufacturing of silicon integrated circuits, compound device makers and other niche markets.

        Both platforms support Trikon's three main plasma sources, its M0RI™ etch technology, or M0RI, Plasma Enhanced Reactive Ion Etch, or PERIE, and Inductively Coupled Plasma, or ICP. Additional modules may also be added that provide secondary functions, such as post etch corrosion processes. M0RI offers the highest plasma density that provides process solutions for the most advanced polysilicon, oxide and low k etch requirements. The ICP is used extensively for high-density aluminum and polysilicon etching as well as for a broad range of front and back face processing on compound semiconductors. The PERIE offers medium plasma density for silicon and dielectric etching where the feature sizes are less challenging. Trikon has also developed a variant of its M0RI etch process chamber specifically for very high aspect ratio silicon etching/micro machining. This Deep Silicon, or DSi, chamber offers benefits to production users in SiP/Wafer Level Packaging, or WLP, and conventional MEMS applications. Deep Silicon etch techniques are used in a myriad of applications such as the manufacture of discrete components in SiP and accelerometers for car air bags. Trikon also offers a Gas Phase Etch, or GPE module, which removes sacrificial layers to create microscopic moveable structures.

Marketing, Sales and Customer Support

        Trikon sells, installs and services its systems to semiconductor manufacturers worldwide and its focus is upon building positive long-term relationships with customers. Trikon believes that it offers highly reliable products that give its customers a competitive edge through technology or cost advantage, comprehensive field support and a responsive parts replacement and service program. Trikon's sales are divided among three geographic regions—Europe, North America and Asia. Set forth below in tabular format is the geographic distribution of Trikon's revenue for the past three fiscal years, expressed as a percentage of sales:

	Europe	North America	Asia
2004	61%	29%	10%
2003	56%	39%	5%
2002	64%	33%	3%

        In Europe, Trikon markets and sells its products primarily through its direct sales and service operations in the United Kingdom, the Netherlands, France and Germany. In North America, Trikon also markets and sells its products through its direct sales organization supported by regional service operations. In Asia, Trikon combines direct sales, agency and distributor arrangements. In Japan, Trikon uses a local distributor. In Taiwan, China and the other South Eastern Asian markets, Trikon uses the services of a regional agent supported in China and Taiwan by a direct sales presence.

        Trikon's total revenue includes amounts from certain individual customers that exceed 10% of its total revenue. For the year ended December 31, 2004, two customers exceeded 10% of revenues for the year. Infineon AG represented 16% of sales and Skyworks Corporation, Inc. represented 13%. For the year ended December 31, 2003, Sarnoff Corporation, Infineon AG and Philips accounted for 16%, 13%

and 10% of Trikon's total revenue, respectively. For the year ended December 31, 2002, Phillips was the only customer who exceeded 10% of Trikon's revenue, accounting for 11% of revenue. Trikon's largest customers may vary from year to year depending upon, among other things, a customer's budget for capital expenditures, plans for new fabrication facilities and new product introductions.

        Trikon's sales are not usually seasonal in nature but are cyclical due to the buying patterns of major semiconductor manufacturers. These buying patterns are based on several factors including anticipated market demand for integrated circuits, the development of new technologies and general economic conditions.

        Trikon provides customers with evaluation systems of its new products as part of its sales efforts. The provision of evaluation systems is an important step in the lengthy sales cycle. The average duration of an evaluation period for systems can be extensive and can exceed one year. Consequently, as Trikon expands sales efforts, particularly in new markets, Trikon believes that continued investment in demonstration and evaluation systems will be needed.

        Trikon believes that a comprehensive support program is an essential component for each customer. Trikon has developed an experienced central customer support group in addition to regional based service and support staff at local centers who are in close contact with customers and provide comprehensive support programs.

Research, Development and Engineering

        Trikon believes that its future success will depend upon its ability to continue to improve its systems and technologies and to develop new products that compete effectively on the basis of technical performance and total cost of ownership. These technologies and systems will also need to meet customer requirements and emerging industry standards. Accordingly, Trikon devotes a significant portion of its personnel and financial resources to research and development programs and seeks to maintain close relationships with its customers in order to remain responsive to their product needs. As of March 31, 2005, Trikon employed 51 professional and technical personnel in research, development and engineering including its head office support team and its expenditure for research and development during the fiscal years 2004, 2003 and 2002 were $10.1 million, $11.1 million and $12.2 million, respectively.

        Trikon's research and development group is responsible for identifying new technology applications and developing processes to develop solutions for its target markets and customers. Trikon's current significant research and development programs include projects to address process development for the needs of power semiconductors, MEMS/SiP device customers, Aluminum Nitride deposition including BAW devises, compound semiconductors and the development of its Flowfill and Orion technologies. Resources are also being focused on implementing product cost reduction programs that can favorably impact Trikon's gross margin and allow Trikon to compete in the cost competitive environment that exists today.

Manufacturing, Raw Materials and Supplies

        Trikon's manufacturing operations consist of the manufacture, assembly and testing of components and modules and their integration into finished systems at its Newport, United Kingdom facility, where substantially all of Trikon's long-lived assets are maintained. Trikon purchases a significant number of parts including mechanical and electrical components from a variety of suppliers. Trikon seeks to qualify multiple suppliers for its purchased components, although this is not possible for all components and purchased assemblies and therefore any failure by a supplier to perform could have a short-term adverse effect on Trikon's operating results. Most significantly Trikon's Sigma® fxP™, Planar™ fxP™ and Omega™ fxP™ systems, or cluster tools, are designed around an automation module supplied by Brooks Automation. Due to the high cost of these modules, Trikon keeps very few in inventory. If Brooks

Automation fails to deliver the component on a timely basis, delivery of Trikon's cluster tools will be delayed and sales may be lost. If Brooks Automation is unable to deliver any such modules for a prolonged period of time, Trikon will have to redesign its cluster tools so that it may utilize other wafer transport systems.

        Trikon's manufacturing facility operates at the high levels of cleanliness required in the semiconductor industry. Its manufacturing and final test area is class 1000 representing a high level of cleanliness (a class is a standard definition which represents a number of particles per million, the smaller the number of particles the cleaner the facility). Trikon also supports its development and sales process with a class 100 engineering clean room and a class 10 processes and product demonstration room.

        Trikon also operates a CNC machinery center which produces chamber components and other parts and wafer transport assemblies. In order to ensure that the CNC facility remains competitive in both quality and price, and to help cover fixed costs, it also produces products for third parties. Revenue associated with this facility that is not related to the semiconductor equipment business was approximately $1.8 million; $0.9 million and $1.2 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Competition

        The global semiconductor equipment industry is highly competitive and subject to rapid technological change. Historically, new technologies have only gained acceptance when industry leaders have concurrently adopted such new technologies. Significant competitive factors include the size of the company, timing of new product offerings, system performance, cost of ownership, size of installed base, depth and breadth of product line and customer support.

        Trikon faces significant competition from various suppliers of systems that utilize similar or alternative technologies. Competitors range from very large, well capitalized corporations with a diversified product portfolio to smaller companies that compete with a single innovative product. However, many of Trikon's competitors are substantially larger companies, some with broader product lines. They have well-established reputations in the markets in which Trikon competes, greater experience with high volume manufacturing, broader name recognition, substantially larger customer bases and substantially greater financial, technical, manufacturing and marketing resources.

        Trikon has granted non-exclusive, worldwide, paid-up licenses of its M0RI technology to Applied Materials and Lam Research. As a result, in the future, Trikon's etch products may have to compete with products of Applied Materials or Lam Research based on Trikon's technologies. The license agreements do not preclude Trikon from utilizing, or licensing to other third parties, the licensed technologies.

Backlog

        As of December 31, 2004, Trikon's backlog was approximately $6.1 million, as compared to approximately $6.2 million at December 31, 2003. Trikon's backlog consists of system purchase orders that provide for delivery within the following year and the unearned revenue of systems previously shipped. Backlog includes only systems for which a purchase order has been received and a delivery date assigned. Orders are typically subject to cancellation or delay by the customer with limited or no penalties. Because of possible changes in delivery schedules and cancellations of orders, Trikon's backlog at any particular date is not necessarily representative of actual sales for any succeeding periods, nor is backlog any assurance that Trikon will realize profit from completing these orders.

Intellectual Property

        Trikon believes that its competitive position is significantly dependant upon skills in engineering, manufacturing, customer support and marketing in addition to its patent position. Protection of Trikon's technological assets by obtaining and enforcing patents is important and Trikon files patent applications in the United Kingdom, United States and other countries as Trikon believes to be appropriate. Trikon currently holds 46 U.S. and 89 foreign patents, with patents issued and pending in key markets around the world. The issued patents and any subsequent issued patent arising from Trikon's pending applications expire between 2009 and 2023.

        Trikon cannot assure you that patents will be issued on Trikon's pending patent applications or that competitors will not be able to legitimately ascertain proprietary information embedded in Trikon's products that is not covered by patent or copyright. In such case, Trikon may be precluded from preventing the competitor from making use of such information. In addition, should Trikon wish to assert its patent rights against a particular competitor's product, Trikon cannot assure you that any claim in any of Trikon's patents will be sufficiently broad nor, if sufficiently broad, any assurance that Trikon's patent will not be challenged, invalidated or circumvented, or that Trikon will have sufficient resources to prosecute its rights.

        In the normal course of business, Trikon receives inquiries regarding possible patent infringement. In dealing with such inquiries, it may become necessary or useful for Trikon to obtain or grant licenses or other rights. However, Trikon cannot assure you that such licenses or rights will be available to Trikon on commercially reasonable terms. If Trikon is not able to resolve a claim, negotiate a settlement of the matter, obtain necessary licenses on commercially reasonable terms and successfully prosecute or defend its position, it could harm Trikon's business, financial condition and results of operations.

Environmental Matters

        Trikon is subject to regulations relating to the use, storage, discharge and disposal of hazardous chemicals and gases used during customer demonstrations and in research and development activities. The United Kingdom has adopted a comprehensive environmental law known as the Environmental Act 1995, which, among other things, deals with the allocation of responsibility for the clean-up of contaminated property and expands potential liability with respect to the remediation of such contamination. Trikon leases a number of facilities in the United Kingdom, and failure to comply with present or future regulations could result in substantial liability, suspension or cessation of Trikon's operations, restrictions on Trikon's ability to expand at its present locations or requirements for the acquisition of significant equipment or other significant expense. To date, compliance with environmental rules and regulations has not had a material effect on Trikon's operations. Trikon believes that it is in material compliance with all applicable environmental rules and regulations and is in compliance with ISO14000 environmental standards.

Employees

        As of June 30, 2005, Trikon had 188 full-time employees and 19 temporary employees or contractors. None of Trikon's employees are covered by a collective bargaining agreement and Trikon considers its relations with its employees to be good.

Properties

        Certain information concerning Trikon's principal properties at June 30, 2005 is set forth below:

Location	Type	Principal Use	Square Footage	Property Interest	Expiration Date
Newport, Wales United Kingdom	Office, Manufacturing & Laboratories	Headquarters, Manufacturing, Sales and Customer Support, Research & Engineering	103,000	Leased	March 2010
Cwmfelin-fach, Wales, United Kingdom	Office, Manufacturing and Warehouse	Manufacturing of Components	20,000	Leased	November 2009
Bristol, England, United Kingdom	Office, Manufacturing & Warehouse	Manufacturing of Components	9,000	Leased	March 2010
Orange County, California, USA	Office	North American Headquarters, Sales & Support	3,300	Leased	September 2009

        Trikon has a number of smaller properties and field offices located in the United States, the United Kingdom, Germany and France. Trikon believes that its properties adequately serve its present needs.

Legal Proceedings

        On March 10, 2004, Dr. Jihad Kiwan departed Trikon as Director and Chief Executive Officer. On March 29, 2004 and April 2, 2004, Trikon received letters from a United Kingdom law firm and from a French law firm, respectively, on behalf of Dr. Kiwan, detailing certain monetary claims for severance amounts claimed due to Dr. Kiwan with respect to his employment with Trikon. On April 28, 2004, Dr. Kiwan filed a lawsuit in the Commercial Court of Grenoble in France seeking approximately 1.8 million euro (approximately $2.2 million), which includes costs, and on June 10, 2004 he filed similar proceedings in the United Kingdom. Dr. Kiwan has subsequently withdrawn the proceedings in the United Kingdom. An interim application in the French court brought by Dr. Kiwan was successfully defended at first instance and on appeal, and Trikon is currently waiting for a trial date to be set. Trikon is in the process of vigorously defending against the French claim. Trikon does not believe that the outcome of these claims will be material to results of operations or the financial condition of Trikon.

        In addition, from time to time Trikon becomes involved in ordinary, routine or regulatory legal proceedings incidental to Trikon's business.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AVIZA AND ITS PREDECESSOR

        The following selected historical consolidated financial data of Aviza and its Predecessor, as defined below, should be read together with Aviza's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Aviza and its Predecessor" included in this proxy statement/prospectus. Aviza's selected historical consolidated financial data includes the accounts of the Thermal Division of ASML Holding, N.V., a Netherlands corporation, which is referred to in the table below and elsewhere in this proxy statement/prospectus as the Predecessor, for the years ended December 31, 2001 and 2002 and for the period from January 1, 2003 through October 9, 2003. For a description of Aviza's acquisition of the business of the Predecessor, please see Note 1 to Aviza's consolidated financial statements included in this proxy statement/prospectus.

        The selected consolidated balance sheet data as of December 31, 2001 and the selected consolidated statement of operations data for the year ended December 31, 2001 have been derived from the Predecessor's unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and October 9, 2003 and the selected consolidated statement of operations data for the year ended December 31, 2002 and the period from January 1, 2003 through October 9, 2003 have been derived from the Predecessor's audited consolidated financial statements that are included in this proxy statement/prospectus. The selected consolidated balance sheet data as of June 24, 2005 and September 24, 2004 and the selected consolidated statement of operations data for the periods from September 25, 2004 through June 24, 2005 and October 7, 2003 through September 24, 2004 have been derived from Aviza's audited consolidated financial statements that are included in this proxy statement/prospectus. The selected consolidated statement of operations data for the period from October 7, 2003 through June 25, 2004 have been derived from Aviza's unaudited consolidated financial statements that are included in this proxy statement/prospectus. The selected consolidated balance sheet data as of June 25, 2004 has been derived from Aviza's unaudited consolidated financial statements that are not included in this proxy statement/prospectus. Aviza's and the Predecessor's historical results are not necessarily indicative of the results to be expected in any future period for Aviza.

	Historical (in thousands)
					Nine months ended
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004	June 25, 2004	June 24, 2005
	Predecessor				Aviza
Consolidated Statement of Operations Data:
Net sales	$182,415	$90,527	$40,942	$77,698	$50,637	$138,692
Cost of goods sold	163,604	119,986	44,744	59,716	39,768	118,419

Gross profit (loss)	18,811	(29,459)	(3,802)	17,982	10,869	20,273

Operating expenses:
Research and development costs	53,974	34,520	22,719	18,311	13,078	16,353
Selling, general and administrative costs	29,266	18,591	10,999	17,353	12,602	12,255
Goodwill impairment	—	1,852	—	—	—	—

Total operating expenses	83,240	54,963	33,718	35,664	25,680	28,608

Loss from operations	(64,429)	(84,422)	(37,520)	(17,682)	(14,811)	(8,335)

Other income (expense):
Interest income	115	49	20	22	17	14
Interest expense	—	—	—	(1,334)	(754)	(2,857)
Other income (expense), net	(773)	163	(974)	—	(2)	34

Total other income (expense)	(658)	212	(954)	(1,312)	(739)	(2,809)

Loss before income taxes	(65,087)	(84,210)	(38,474)	(18,994)	(15,550)	(11,144)
Income taxes	664	716	568	662	425	420

Net loss	$(65,751)	$(84,926)	$(39,042)	$(19,656)	$(15,975)	$(11,564)

Loss per share:
Basic and diluted				$(86.97)	$(74.65)	$(30.23)

Weighted average common shares:
Basic and diluted				226	214	384

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$—	$—	$9,429	$5,210	$8,555
Total assets	133,153	102,328	66,518	85,902	84,496	93,704
Long term obligations	—	—	—	6,743	—	8,533
Total liabilities	60,822	45,676	38,980	69,335	63,759	88,161
Redeemable convertible preferred stock (As restated)	—	—	—	32,650	32,650	32,650
Stockholders' equity (deficit) (As restated)	72,331	56,652	27,538	(16,083)	(11,913)	(27,107)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF AVIZA AND ITS PREDECESSOR

        The following discussion and analysis of the financial condition and results of operations of Aviza and the Predecessor should be read together with the consolidated financial statements of Aviza and the Predecessor and related notes that are included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations of Aviza's management that involve risks and uncertainties. Aviza's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or elsewhere in this proxy statement/prospectus.

Overview

        Aviza develops, manufactures, markets and services integrated circuit fabrication process equipment for the worldwide semiconductor industry. Customers for these products include wafer manufacturers and semiconductor integrated circuit, or IC, manufacturers, who either use the ICs for their own captive products or sell them to other companies. Aviza's equipment is primarily used by IC manufacturers in the beginning of the semiconductor manufacturing process, commonly known as front end of line, or FEOL, manufacturing. Aviza has developed a variety of distinct lines of products, including thermal processing furnaces, atomic layer deposition (ALD), low-pressure chemical vapor deposition (LPCVD), and atmospheric pressure chemical vapor deposition (APCVD) products. To date, more than 2,500 Aviza systems have been installed worldwide.

        Aviza was incorporated on September 18, 2003 by affiliates of VantagePoint Venture Partners (VPVP) as Thermal Acquisition Corporation, a Delaware corporation, for the purpose of acquiring the business of the Thermal Division of ASML Holding, N.V., a Netherlands corporation, which division of ASML is referred to in this discussion as the Predecessor. On October 10, 2003, Thermal Acquisition Corporation acquired the business of the Predecessor and changed its name to Aviza Technology, Inc. For periods prior to October 10, 2003, Aviza's consolidated financial statements reflect the historical results of operations and cash flows of the Predecessor during each respective period and include allocations of certain of the Predecessor's expenses, as further discussed in Note 16 to Aviza's consolidated financial statements included in this proxy statement/prospectus.

        The business of the Predecessor was sold three times between 1999 and 2003. A portion of the business of the Predecessor was acquired by Silicon Valley Group, Inc., or SVG, from Watkins-Johnson Company on July 6, 1999. SVG then consolidated the business of the Predecessor into its Thermal Systems division. ASML acquired the business of the Predecessor in May 2001 when it merged with SVG. ASML announced its desire to divest the business of the Predecessor 19 months later.

        The Predecessor's business was adversely affected by a general downturn in the semiconductor industry in fiscal years 2002 and 2003. In response, the Predecessor decided to scale back its operations to one location, opting to close its manufacturing and engineering facility in Orange County, California and to focus its research and development efforts solely on its RVP-300 and ALD products. The Predecessor subsequently decided to limit any further development of its RVP-300 process applications and to focus its development efforts predominantly on the emerging ALD market. The Predecessor also decided to limit product sales to existing customers and did not actively pursue any additional customers.

        As part of its focus on the ALD market, the Predecessor entered into a license agreement with another semiconductor equipment company in February 2002 pursuant to which the Predecessor distributed single-wafer ALD products manufactured by the licensor. Aviza acquired the license agreement when it acquired the business of the Predecessor in October 2003. As a result of a disagreement as to interpretation of the rights of the parties under the license agreement and how best to approach the ALD market, the parties agreed in May 2004, as subsequently amended, to terminate the license agreement and that Aviza would not ship any such products after December 31, 2005. As a result, Aviza will not recognize any revenue attributable to these products after December 31, 2005, other than the remaining contractual revenue attributable to products previously shipped. Aviza recognized net sales of $15.2 million and $2.3 million attributable to such products in the nine-month period ended June 24, 2005 and fiscal 2004, respectively. Aviza is currently in the process of developing its own products to address the ALD market.

        Aviza's customers are primarily IC manufacturers. The semiconductor industry is cyclical and has experienced significant fluctuations, and Aviza's revenue is impacted by these broad industry trends. Moreover, Aviza has a highly concentrated customer base and most of its customers produce dynamic random access memory, or DRAM, ICs. For the nine-month period ended June 24, 2005, approximately 62% of Aviza's revenue was attributable to two customers and approximately 86% of Aviza's revenue was attributable to its top ten customers. For fiscal 2004, approximately 16% of Aviza's revenue was attributable to one customer and approximately 60% of Aviza's revenue was attributable to its top ten customers. Over 80% of Aviza's net sales are attributable to products shipped to customer locations outside of the United States.

        Aviza is often required to develop products in advance of its customers' demand for those products, and Aviza undertakes significant product development efforts in advance of any of its customers expressly indicating demand for Aviza's products. Aviza's product development efforts typically span six months to two years.

        As a result of the length of Aviza's sales cycles, Aviza's net sales for any period are generally weighted toward products that Aviza had introduced for sale in prior years. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, for purposes of revenue recognition, Aviza classifies its products into two categories, "proven technology" and "new technology." Proven technology systems are those systems with respect to which Aviza has a history of successful installations within a reasonable time frame of delivery and the costs to complete installation do not vary materially from one instance to another. New technology systems are those systems with respect to which Aviza cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment.

        Aviza typically sells equipment and installation services as a bundled arrangement. The fair value of installation is determined as the price Aviza charges for similar installation services provided to its customers without regard to the warranty provisions. Upon shipment of Aviza's proven technology, Aviza records revenue upon shipment at the lesser of (i) the residual amount after deducting the fair value of undelivered services from the contractual value or (ii) the non-contingent amount. The remaining contractual revenue is recorded upon successful installation of the product. Cost of the equipment relating to proven technology is recorded upon shipment. To the extent a loss is calculated on shipment due to the foregoing deferral of revenue, a portion of the cost is also deferred to reflect zero gross profit at the time of shipment. The residual revenue, deferred costs and installation costs are recorded upon successful installation of the product. Revenue and cost of equipment relating to new technology is deferred until installation and acceptance at the customer's premises is completed.

        The result of these required accounting policies is that for new technology, Aviza's recognition of both revenue and cost of goods sold is delayed until customer acceptance, at which time both revenue and cost of goods sold are recognized in full in determining Aviza's gross margin. However, for proven technology, Aviza's cost of goods sold may be recognized in full upon shipment, but recognition of a portion of Aviza's revenue is delayed until successful installation of the product. This can result in diminished gross margins at the time of shipment.

        Aviza intends to pursue strategic acquisitions of other semiconductor equipment companies that it believes will enable it to expand its product offerings in the IC fabrication equipment market. Aviza is not currently in negotiations with respect to any such acquisitions.

        Aviza's corporate headquarters, manufacturing and research and development facilities are located in Scotts Valley, California. Additional sales and customer support facilities are located in Germany, France, Scotland, Taiwan, China, Japan, Singapore and Malaysia. As of June 24, 2005, Aviza employed 433 people worldwide and approximately 72 consultants and contractors.

Critical Accounting Policies

        Aviza's discussion and analysis of its financial condition and results of operations is based on Aviza's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Aviza to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Aviza bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Aviza believes that the following critical accounting policies affect its more significant judgments used in the preparation of its consolidated financial statements.

  Acquisition of the Business of the Predecessor

        In connection with Aviza's acquisition of the business of the Predecessor, Aviza allocated the purchase price associated with the acquisition of the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Aviza engaged a third-party appraisal firm to assist it in determining the fair values of the assets acquired and the liabilities assumed. These valuations required Aviza to make significant estimates and assumptions.

        The critical estimates Aviza used in allocating the purchase price included future expected cash flows from customer contracts, distribution agreements and acquired developed technologies, as well as assumptions about the periods of time the products would continue to be used in Aviza's product portfolio. Aviza's estimates of fair value at the time they were made were based upon assumptions that Aviza believed to be reasonable, but which are inherently uncertain and unpredictable.

  Revenue Recognition

        Aviza recognizes revenue in accordance with SAB 104. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria for items (3) and (4) above is based on Aviza's judgment regarding the fixed nature of the amounts charged for the products delivered and the collectibility of those amounts.

        For purposes of revenue recognition, Aviza classifies its products into two categories, "proven technology" and "new technology." Proven technology with respect to a single customer means that Aviza has a history of at least three successful installations within a reasonable time frame of delivery to that customer and the costs to complete installation for that customer do not vary materially from one instance to another. A given product becomes proven technology for all of Aviza's customers when Aviza has successfully installed the product within a reasonable time frame of delivery for at least three different customers and the costs to complete installation do not vary materially from one instance to another. New technology systems are those systems with respect to which Aviza cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment.

        Aviza typically sells equipment and installation services as a bundled arrangement. The fair value of installation is determined as the price Aviza charges for similar installation services provided to its customers without regard to the warranty provisions. Upon shipment of Aviza's proven technology, Aviza records revenue upon shipment at the lesser of (i) the residual amount after deducting the fair value of undelivered services from the contractual value or (ii) the non-contingent amount. The remaining contractual revenue is recorded upon successful installation of the product. Cost of the equipment relating to proven technology is recorded upon shipment. To the extent a loss is calculated on shipment due to the foregoing deferral of revenue, a portion of the cost is also deferred to reflect zero gross profit at the time of shipment. The residual revenue, deferred costs and installation costs are recorded upon successful installation of the product.

        Revenue on new technology is deferred until installation and acceptance at the customer's premises is completed, as these sales do not meet the provisions of customer acceptance at the time of shipment under SAB 104 until this occurs. Cost of the equipment relating to new technology is also recorded upon customer acceptance. Upon the transition of a product from new technology to proven technology, Aviza accounts for the product as proven technology from that point forward.

        Revenue from services is recognized as the services are performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

        Aviza assesses collectibility based on the creditworthiness of its customers and past transaction history. Aviza performs ongoing credit evaluations of its customers. In addition, Aviza requires collateral from certain of its customers in the form of letters of credit. Aviza has not experienced significant collection losses in the past. However, a significant change in the liquidity or financial position of any one of Aviza's customers, especially one or more of Aviza's most significant customers, could make it more difficult for Aviza to assess creditworthiness, which could result in a financial loss to Aviza. For the nine-month period ended June 24, 2005, Inotera Memories, Inc. and Infineon Technologies, Inc. accounted for approximately 47% and 15% of Aviza's revenue, respectively, and approximately 86% of Aviza's revenue was attributable to its top ten customers. For fiscal 2004, Infineon accounted for approximately 16% of Aviza's revenue, and approximately 60% of Aviza's revenue was attributable to its top ten customers.

  Inventory Valuation

        Aviza assesses the recoverability of its inventory at the end of each quarter based on assumptions about customer demand and market conditions. Obsolete inventory or inventory in excess of Aviza's estimated usage is written down to its estimated market value less costs to sell. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of established usage. Inherent in Aviza's estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for its products and technological obsolescence of its products. If actual market conditions are less favorable than Aviza's projections, Aviza may be required to write down additional inventory.

  Warranty

        At the time of revenue recognition, Aviza accrues for the estimated cost of the warranty on its systems as cost of goods sold, which includes the cost of the labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to Aviza's current sales. The warranty service is generally incurred ratably over the warranty period, therefore, the warranty accrual is spread over the warranty period on a straight-line basis. Aviza's systems typically have warranty periods ranging from one to three years. Aviza's actual warranty costs in the future may vary from Aviza's historical warranty costs, which could result in adjustments to Aviza's warranty reserves in future periods.

  Income Taxes

        As part of the process of preparing its financial statements, Aviza is required to estimate its income tax provision (benefit) in each of the jurisdictions in which it operates. This process requires Aviza to estimate its current income tax provision (benefit) and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in Aviza's balance sheet.

        Aviza records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Aviza has considered future taxable income and any ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if Aviza were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if Aviza were to determine that it would not be able to realize all or part of a net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. As of June 24, 2005, Aviza had a full valuation allowance for its net deferred tax assets.

  Stock-Based Compensation

        Aviza has elected to follow the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. As a result, Aviza does not record any compensation expense for stock options that it grants to its employees where the exercise price equals or exceeds the deemed fair market value of the common stock underlying the stock options on the date of grant and the exercise price, number of shares issuable under the stock options and vesting period are fixed. Aviza complies with the disclosure requirements of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures—an amendment of FASB Statement No. 123, which requires that Aviza disclose its pro forma net income or loss as if it had expensed the fair value of the stock options. Aviza uses certain assumptions to calculate the fair value of its stock options, which are discussed in greater detail in Note 13 to Aviza's consolidated financial statements included in this proxy statement/prospectus, consisting of the expected life of the stock option, risk-free interest rate and dividend yield.

        Aviza records deferred stock-based compensation, which consists of the amounts by which the estimated fair value of the common stock underlying the stock options exceeds the exercise price at the date of grant or other measurement date, if applicable. In determining the fair value of its common stock at the dates of grants of stock awards, Aviza is unable to rely on a public trading market for its common stock. Therefore, Aviza relies on recent common stock issuances to unrelated third parties or independent third-party valuations of its common stock.

        Aviza obtained independent third-party valuations of its common stock as of October 10, 2003, September 24, 2004 and December 23, 2004. The exercise prices of the stock options that Aviza has granted prior to the filing of the registration statement of which this proxy statement/prospectus is a part are all greater than the fair market value of Aviza's common stock on the respective dates of grant as determined by these independent third-party valuations. Accordingly, Aviza has not recorded any stock-based compensation under APB 25.

        On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

        Aviza has not yet quantified the effects of the adoption of SFAS 123R, but it expects that the new standard will result in significant stock-based compensation expense to Aviza. The effects of adopting SFAS 123R will depend on numerous factors, including the valuation model that Aviza chooses to value stock-based awards, the assumed award forfeiture rate, the accounting policies Aviza adopts concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, that Aviza chooses for adopting SFAS 123R.

        SFAS 123R will be effective for Aviza's fiscal year beginning October 1, 2005 and requires Aviza to use the modified prospective application method. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested stock options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption will be based on the grant-date fair value for those awards granted after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and based on the intrinsic values as previously recorded under APB 25 for awards granted prior to that date.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). The amendments made by SFAS 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 will be applied prospectively. Aviza's historical treatment of inventory costs is consistent with SFAS 151, and it therefore does not expect the adoption of SFAS 151 to have an effect on its consolidated financial statements.

        In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditioned on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a "conditional asset retirement obligation" if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a "conditional asset retirement obligation." FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Aviza does not believe the adoption of this interpretation will have an impact on its results of operations.

Internal Control over Financial Reporting

  Overview

        Aviza has had material weaknesses in internal control over financial reporting in the past. In connection with the audit of the period from October 7, 2003 through September 24, 2004, Aviza and its independent registered public accounting firm identified matters involving Aviza's internal control over financial reporting that constituted material weaknesses as defined by the Public Company Accounting Oversight Board (United States) under SAS 60, pursuant to which:

  •
  material weaknesses are defined as reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; and

  •
  reportable conditions are defined as matters representing significant deficiencies in the design or operation of internal control that, in the judgment of Aviza's independent registered public accounting firm, could adversely affect Aviza's ability to initiate, record, process and report financial data consistent with Aviza's management's assertions in its consolidated financial statements.

        These definitions in SAS 60 are consistent with the definitions of significant deficiency and material weakness as defined by the Public Company Accounting Oversight Board, or PCAOB, in Auditing Standard No. 2, or AS No. 2, which contains the requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Aviza is committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with GAAP. Based on the actions Aviza has taken to date to enhance the reliability and effectiveness of its internal control over financial reporting, Aviza's management believes that there is no material weakness in Aviza's internal control as of the date of this proxy statement/prospectus because Aviza believes it has remediated the underlying causes of the identified material weaknesses. However, Aviza's independent registered public accounting firm has not evaluated the measures Aviza has taken to address the material weaknesses identified by its independent registered public accounting firm in its management letter in connection with its audit of Aviza's financial statements for the period from October 7, 2003 through September 24, 2004 and will not be able to confirm to Aviza that the material weaknesses have been remediated until the independent registered public accounting firm has completed its audit of Aviza's financial statements for the fiscal year ending September 30, 2005.

        Aviza's management, as part of Newco's management after the completion of the merger transaction, intends to commence a review of internal control over financial reporting and related accounting processes and procedures for purposes of complying with Section 404 of the Sarbanes-Oxley Act. Under Section 404, Newco's management would have to evaluate, and its independent registered public accounting firm would have to opine on the effectiveness of, its internal control over financial reporting beginning with Newco's Annual Report on Form 10-K for the fiscal year ending in September 2007, due to be filed in December 2007. Newco expects to hire an independent consulting firm in 2005 with expertise in Section 404 compliance to assist it in satisfying its obligations under Section 404 with respect to its internal control over financial reporting.

        As of the date of this proxy statement/prospectus, Aviza's management believes that Aviza's internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

        Although Aviza believes it has remediated the material weaknesses that have been identified in connection with the audit of its financial statements for the period from October 7, 2003 through September 24, 2004, Aviza may in the future have additional material weaknesses in its internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in Aviza's financial statements. See the section entitled "Risk Factors—Each of Trikon and Aviza have had material weaknesses in internal control over financial reporting in the past and Newco cannot assure you that additional material weaknesses will not be identified in the future. Newco's failure to implement and maintain effective internal control over financial reporting could result in material misstatements in Newco's financial statements, which could require Newco to restate its financial statements, cause investors to lose confidence in Newco's reported financial information and have a negative effect on Newco's stock price" beginning on page 27.

  Material Weaknesses

        Material Weakness Requiring Restatement of Predecessor Financial Statements.    In connection with the audit of Aviza's financial statements for the period from October 7, 2003 through September 24, 2004, Aviza and its independent registered public accounting firm identified control deficiencies in the financial statements of its Predecessor for the calendar year 2002 and the period from January 1, 2003 through October 9, 2003, including:

  •
  $3.3 million of international inventory reserves were improperly reversed in the year ended December 31, 2002;

  •
  $5.7 million of intercompany profit in inventory at October 9, 2003 had been erroneously added back into inventory balances in the Predecessor's consolidation spreadsheets; and

  •
  The Predecessor had not adopted EITF Issue No. 00-21 correctly, resulting in approximately $300,000 of overstatement of revenue in the period ended October 9, 2003.

        The control deficiencies related to these errors were determined to constitute a material weakness in Aviza's internal control over financial reporting. The international inventory reserve reversal was caused by Aviza's inability to locate appropriate evidence of inventory reserve requirements from documentation maintained by its Predecessor. The improper intercompany profit in inventory was due to the lack of a formal system to consolidate the financial statements of the Predecessor which were carved out from ASML, leading to an arithmetic error. The overstatement of revenue was caused by the Predecessor's misapplication of EITF Issue No. 00-21.

        Upon being informed of the material weakness, Aviza took steps to correct the errors that had been identified and to remediate the material weakness:

  •
  Aviza has implemented procedures to ensure that there is appropriate detail and supporting documentation for adjustments to inventory reserves;

  •
  Aviza implemented a worldwide Oracle enterprise reporting system which includes a module to consolidate its subsidiaries and record intercompany eliminations and also implemented manual reviews to serve as a control for the consolidating financial statements generated by the Oracle system; and

  •
  In November 2004, Aviza hired a controller with significant GAAP experience, including with respect to revenue recognition, to assure proper adoption of EITF Issue No. 00-21

        Material Weakness Concerning Management Estimates.    In connection with the audit of Aviza's financial statements for the period from October 7, 2003 through September 24, 2004, Aviza's independent registered public accounting firm identified the following control deficiencies relating to management's estimates:

  •
  Accounts receivable allowances were not comprehensively or consistently computed across customers, resulting in the need to decrease the allowance by approximately $100,000;

  •
  Inventory in transit was estimated by Aviza to be 50% of all open purchase orders at September 24, 2004 in accordance with its Predecessor's practice, which required a decrease in inventory of $700,000; and

  •
  Aviza did not update rates used by its Predecessor to estimate warranty costs and did not initially have a process to track costs associated with warranty fulfillment, resulting in the need for a decrease of the warranty reserve of approximately $517,000.

        The control deficiencies related to these errors were determined to constitute a material weakness in Aviza's internal control over financial reporting. These errors were primarily due to Aviza's lack of a process to analyze and report appropriate allowances and adjustments based on Aviza's own experience and reliance on its Predecessor's assumptions used in its accrual and reserve methodologies.

        Upon being informed of the material weakness, Aviza took steps to correct the errors that had been identified and to remediate the material weakness:

  •
  Aviza's finance department now holds bi-weekly meetings with each region to review outstanding accounts receivable as well as quarterly reviews of all delinquent accounts based on each customer's individual situation;

  •
  Aviza has implemented an Oracle enterprise reporting system that allows Aviza to track inventory in transit rather than making arithmetic calculations based on estimates; and

  •
  Aviza has implemented a new tracking system for warranty activity in order to gather and analyze data to update its warranty accruals prior to the end of fiscal 2005.

        Material Weakness Concerning Maintaining and Reviewing Existing Contracts.    In connection with the audit of Aviza's financial statements for the period from October 7, 2003 through September 24, 2004, Aviza's independent registered public accounting firm identified the following control deficiencies relating to maintaining and reviewing existing contracts:

  •
  Aviza failed to note that its original corporate charter provided for accrual of dividends on its series A preferred stock and thereby failed to accrue such dividends; and

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  Aviza could not promptly locate an interest rate cap agreement associated with its revolving line of credit and did not account for this derivative in its financial statements because it incorrectly expensed the less than $50,000 involved.

        The control deficiencies related to these errors were determined to constitute a material weakness in Aviza's internal control over financial reporting. The error with respect to the accrual of dividends arose out of the failure of Aviza's charter to conform to the understanding of Aviza and the holders of Aviza series A preferred stock and Aviza's failure to review the charter. The error with respect to the interest rate cap was due to Aviza incorrectly expensing the fees relating to the interest rate cap agreement rather than capitalizing the fair value of the derivative.

        Upon being informed of the material weakness, Aviza took steps to correct the errors that had been identified and to remediate the material weakness:

  •
  Aviza corrected its charter to conform to the understanding of both Aviza and the holders of Aviza series A preferred stock that dividends would not accrue on such stock;

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  Aviza obtained a copy of the interest rate cap agreement and recorded the value of the derivative in its financial statements; and

  •
  Aviza has implemented procedures to assure that all material agreements are retained and reviewed in connection with the preparation of its financial statements.

Results of Operations

        The net sales reported in the table below are for the year ended December 31, 2002, which included 53 weeks and which is referred to as fiscal 2002, the period from January 1, 2003 through October 9, 2003, which included 40 weeks and 2 days and which is referred to as fiscal 2003, the period from October 7, 2003 through September 24, 2004, which included 50 weeks and five days and which is referred to as fiscal 2004, the period from October 7, 2003 through June 25, 2004, which included 37 weeks and four days and which is referred to as the nine-month period ended June 25, 2004, and the period from September 25, 2004 through June 24, 2005, which included 39 weeks and which is referred to as the nine-month period ended June 24, 2005.

				Nine months ended
	Year ended December 31, 2002	January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004	June 25, 2004	June 24, 2005
	Predecessor		Aviza
Net sales	100%	100%	100%	100%	100%
Cost of goods sold	133%	109%	77%	78%	85%

Gross profit (loss)	(33)%	(9)%	23%	22%	15%

Operating expenses:
Research and development costs	38%	56%	23%	26%	12%
Selling, general and administrative costs	20%	27%	22%	25%	9%
Goodwill impairment	2%	0%	0%	0%	0%

Total operating expenses	60%	83%	45%	51%	21%

Loss from operations	(93)%	(92)%	(22)%	(29)%	(6)%

Other income (expense):
Interest income	0%	0%	0%	0%	0%
Interest expense	0%	0%	(2)%	(2)%	(2)%
Other income (expense), net	0%	(2)%	0%	0%	0%

Total other income (expense)	0%	(2)%	(2)%	(2)%	(2)%

Loss before income taxes	(93)%	(94)%	(24)%	(31)%	(8)%
Income taxes	1%	1%	1%	1%	0%

Net loss	(94)%	(95)%	(25)%	(32)%	(8)%

  Net Sales

        Net sales consist of revenue recognized upon shipment or installation of proven technology and upon acceptance for new technology. In addition, spare parts sales are recognized upon shipment. Service revenue is recognized upon completion of the service activity or ratably over the term of the service contract.

        Net sales for the nine-month period ended June 24, 2005 increased $88.0 million, or 174%, from the nine-month period ended June 25, 2004. This increase was the result of the change in status of Aviza's RVP-300 and ALD products from new technology in the fiscal 2004 period to proven technology in the first quarter of fiscal 2005 for all but one of its customers, for which Aviza's RVP-300 products became proven technology in the fiscal 2004 period. The change in status was due to sufficient customer acceptances of these products in accordance with Aviza's revenue recognition policy.

Accordingly, during the fiscal 2004 period, sales from RVP-300, (except for one customer) and ALD products were only recognized upon a customer's final acceptance of the equipment as these products were still considered to be new technology, while a portion of the sales from these products was recognized upon shipment (usually 80%-90%) in the fiscal 2005 period because Aviza changed the status of these products from new technology to proven technology in the first quarter of fiscal 2005 due to its history of customer acceptance of these products. In addition, $29.3 million of sales with respect to products that were shipped prior to the fiscal 2005 period, which were deferred at shipment because the products were still considered to be new technology at that time, was recognized by Aviza in the fiscal 2005 period.

        Aviza expects that its net sales for the first quarter of fiscal 2006 will be lower than its net sales for the first quarter of fiscal 2005 because the change in status of its RVP-300 and ALD products from new technology to proven technology occurred in the first quarter of fiscal 2005.

        Aviza's net sales in fiscal 2006 may be adversely affected by Aviza's inability to sell certain ALD products. As part of its focus on the ALD market, the Predecessor entered into a license agreement with another semiconductor equipment company in February 2002 pursuant to which the Predecessor distributed single-wafer ALD products manufactured by the licensor. Aviza acquired the license agreement when it acquired the business of the Predecessor in October 2003. Aviza recognized net sales of $15.2 million and $2.3 million attributable to such products in the nine-month period ended June 24, 2005 and fiscal 2004, respectively. As a result of a disagreement as to interpretation of the rights of the parties under the license agreement and how best to approach the ALD market, the parties agreed in May 2004, as subsequently amended, to terminate the license agreement and that Aviza would not ship any such products after December 31, 2005. As a result, Aviza will not recognize any revenue attributable to these products after December 31, 2005, other than the remaining contractual revenue attributable to products previously shipped. Aviza is currently in the process of developing its own products to address the ALD market.

        The Predecessor's business was adversely affected by a general downturn in the semiconductor industry in fiscal years 2002 and 2003. Aviza's net sales increased by $36.8 million, or 90%, to $77.7 million in fiscal 2004 from $40.9 million of net sales by the Predecessor in fiscal 2003. The increase was primarily due to the improvement in the semiconductor capital equipment market related to the expansion of DRAM manufacturing capacity in the semiconductor market, which increased demand for semiconductor manufacturing equipment. In addition, Aviza's RVP-300 product transitioned from new technology to proven technology for one customer that resulted in recognition of approximately $6.7 million in sales during fiscal 2004. The recovery of the semiconductor industry in fiscal 2004 also led to improved factory utilization by Aviza's customers, which resulted in an increase of $16.8 million in sales for service and spare parts to support the installed base of Aviza's customers' equipment during fiscal 2004.

        In fiscal 2003, the Predecessor's net sales decreased by $49.6 million, or 55%, from $90.5 million in fiscal 2002. Service and spare parts sales accounted for $18.0 million of the decline due to a slowdown in spending and a decrease in equipment utilization in the semiconductor industry during fiscal 2003. The remaining $31.6 million of the decrease in net sales was primarily attributable to significantly reduced sales to two customers in fiscal 2003. These two customers accounted for $28.3 million, or 31%, of the Predecessor's net sales in fiscal 2002, and only $3.3 million, or 8% of the Predecessor's net sales, in fiscal 2003. The decrease in net sales from these two customers was primarily the result of the customers' plans to transition to new technologies that the Predecessor did not then have. Aviza has since resumed selling products to one of these two customers in smaller volumes than the Predecessor sold to this customer in fiscal 2002.

  Gross Profit (Loss) and Gross Margin

        Gross profit (loss) is the difference between net sales and cost of goods sold. Cost of goods sold consists of purchased material, labor and overhead to manufacture equipment or spare parts and the cost of service and factory and field support to customers for warranty, installation and paid service calls. In addition, the cost of outsourcing the assembly or manufacturing of systems and subsystems to third parties is included in cost of goods sold. Gross margin is gross profit (loss) as a percentage of net sales.

        Aviza's balance sheet as of October 10, 2003 included an inventory valuation allowance of approximately $41 million. Aviza continues to seek to sell the inventory against which this allowance was recorded. Because the cost basis for previously reserved inventory is lower than the original cost basis for such inventory, and could be zero, when this inventory is sold, cost of goods sold associated with the sale is lower, which results in a higher gross margin on the sale.

        Aviza's gross profit was $20.3 million for the nine-month period ended June 24, 2005 compared to a gross profit of $10.9 million for the nine-month period ended June 25, 2004. Aviza's gross margin was 15% for the fiscal 2005 period compared to 21% for the fiscal 2004 period. The decrease in gross margin in the fiscal 2005 period was primarily a result of Aviza's recognition of zero gross margin on the majority of sales of its RVP-300 and ALD products. Aviza recognized zero gross margin for these products because they became proven technology during the fiscal 2005 period, and for proven technology, Aviza records revenue upon shipment at the lesser of (i) the residual amount after deducting the fair value of undelivered services from the contractual value or (ii) the non-contingent amount, and only records the remaining contractual revenue upon successful installation of the product. The decrease in gross margin was also due to an increase in the relative amount of RVP-300 products sold by Aviza during the fiscal 2005 period because the RVP-300 products have lower margins than Aviza's other products, as well as the fact that spare parts, which have higher gross margins than systems, constituted a much higher portion of Aviza's net sales for the fiscal 2004 period than the fiscal 2005 period. The factors decreasing gross margin were partially offset by higher absorption of fixed manufacturing overhead cost over a larger number of units manufactured in the fiscal 2005 period and the sale of $0.9 million of inventory which had been previously written down.

        Aviza's gross profit was $18.0 million in fiscal 2004 compared to a gross loss of $3.8 million for the Predecessor in fiscal 2003. Aviza's gross margin was 23% in fiscal 2004 compared to a negative gross margin of 9% for the Predecessor in fiscal 2003. Of this 32% increase in gross margin, approximately 23% was attributable to higher absorption of fixed manufacturing overhead cost over a larger number of units manufactured by Aviza in fiscal 2004 than were manufactured by the Predecessor in fiscal 2003. The remainder of the increase in gross margin was primarily due to the fact that the Predecessor wrote down more inventory in fiscal 2003 than Aviza wrote down in fiscal 2004. These increases in Aviza's gross margin in fiscal 2004 were slightly offset by an increase in service costs attributable to Aviza's development of its own service organization in lieu of ASML's allocation of a portion of its overall service infrastructure to the Predecessor in fiscal 2003.

        The Predecessor's gross loss was $3.8 million in fiscal 2003 compared to a gross loss of $29.5 million in fiscal 2002. The Predecessor had a negative gross margin of 9% in fiscal 2003 compared to a negative gross margin of 33% in fiscal 2002. Of this 24% increase in gross margin, approximately 11% was attributable to manufacturing materials, labor and supplies relating to products that the Predecessor determined would not be released and were written off as cost of goods sold in fiscal 2002. The remainder of the increase in the Predecessor's gross margin in fiscal 2003 was attributable to unfavorable variances in fiscal 2002 related to the Predecessor's commencement of the manufacturing of new products and increased warranty and service obligations, offset in part by higher inventory write-downs by the Predecessor in fiscal 2003 compared to fiscal 2002.

  Research and Development

        Research and development expense consists of employment costs attributable to employees, consultants and contractors who primarily spend their time on product design and engineering and process development; materials and supplies used in product prototyping, including wafers, chemicals and process gases; depreciation and amortization expense allocable to research and development activities and facilities; direct charges for repairs to research equipment and laboratories; and costs of outside services for facilities, process engineering support and wafer analytical services. Aviza also includes in research and development expenses associated with the preparation, filing and prosecution of patents and other intellectual property.

        Research and development expense for the nine-month period ended June 24, 2005 was $16.4 million, or 12% of net sales, compared to $13.1 million, or 26% of net sales, for the nine-month period ended June 25, 2004. This increase was primarily due to a charge of $2.2 million to research and development expense for material originally purchased in anticipation of Aviza's engineering design of its RVP-500 product, which has not yet been released to the market. Due to a redesign of this product, Aviza determined this material had no future value and therefore wrote it off. The remaining increase in research and development expense was primarily attributable to higher spending on consultants for support of new product engineering programs and facility expense attributable to increased activity for new product development offset in part by lower costs for materials and supplies.

        Aviza's research and development expense was $18.3 million, or 23% of net sales, in fiscal 2004, compared to research and development expense of the Predecessor of $22.7 million, or 55% of net sales, in fiscal 2003. The decrease in absolute dollars in fiscal 2004 was primarily attributable to lower depreciation expense allocable to research and development arising from the write-down of fixed assets to their fair value on October 10, 2003 as a result of the purchase accounting with respect to Aviza's acquisition of the business of the Predecessor, offset in part by an increase in patent-related costs.

        The Predecessor's research and development expense was $22.7 million, or 55% of net sales, in fiscal 2003 and $34.5 million, or 38% of net sales, in fiscal 2002. The $11.8 million decline in the Predecessor's research and development expense in fiscal 2003 as compared to fiscal 2002 was due in part to a reduction in research and development headcount and related costs of $6.6 million in response to a slowdown in the semiconductor industry and in an attempt by the Predecessor to focus its research and development efforts solely on its RVP-300 and ALD programs. The Predecessor's spending on supplies and on outside services in fiscal 2003 declined $2.0 million and $2.3 million, respectively, as compared to fiscal 2002. Depreciation expense allocable to research and development also declined by $1.3 million in fiscal 2003 as compared to fiscal 2002, as the Predecessor kept new capital expenditures to a minimum during the industry downturn.

  Selling, General and Administrative

        Selling, general and administrative expense consists of employment costs attributable to employees, consultants and contractors who primarily spend their time on sales, marketing and order administration and corporate administrative services; occupancy costs attributable to employees performing these functions; sales commissions; promotional marketing expenses; and legal and accounting expenses.

        Aviza's selling, general and administrative expense was $12.3 million, or 9% of net sales, in the nine-month period ended June 24, 2005 compared to $12.6 million, or 25% of net sales, in the nine-month period ended June 25, 2004. Selling, general and administrative expenditures actually increased by $1.8 million in the fiscal 2005 period compared to the fiscal 2004 period, which was associated with the increase in sales and administrative staff in Asia. The increase was offset by net favorable foreign exchange gains and net bad debt adjustments in the fiscal 2005 period.

        Aviza's selling, general and administrative expense was $17.4 million, or 22% of net sales, in fiscal 2004 compared to selling, general and administrative expense of the Predecessor of $11.0 million, or 27% of net sales, in fiscal 2003. The increase of $6.4 million in fiscal 2004 was primarily attributable to Aviza developing an independent corporate structure and global sales and administrative infrastructure in fiscal 2004 in lieu of the Predecessor operating as a small unit of ASML in fiscal 2003. Employment costs increased by $4.8 million, legal and accounting expense increased by $1.3 million, bad debt expense increased by $1.1 million and travel and trade show expenses increased by $0.7 million, offset by a decrease in facilities expense of $1.8 million.

        The Predecessor's selling, general and administrative expense was $11.0 million, or 27% of net sales, in fiscal 2003 compared to $18.6 million, or 21% of net sales, in fiscal 2002. The decrease of $7.6 million in fiscal 2003 was due to the Predecessor's headcount and cost reduction activities to align spending with lower business volumes. The Predecessor's employment costs decreased by $4.6 million, bad debt expense decreased by $2.4 million and travel expenses, outside services and utilities decreased by $1.2 million, offset in part by decreased corporate allocations to the Predecessor from ASML.

  Goodwill Impairment

        Aviza had no goodwill on its balance sheet as of June 24, 2005 or September 24, 2004, and the Predecessor had no goodwill on its balance sheet as of October 9, 2003 or December 31, 2002. Upon the Predecessor's implementation of SFAS No. 142, Goodwill and Other Intangible Assets on January 1, 2002, the Predecessor tested goodwill for impairment using a discounted cash flow methodology and recognized a goodwill write-down of $1.8 million in fiscal 2002.

  Interest Expense

        Aviza's interest expense for the nine-month periods ended June 24, 2005 and June 25, 2004 was $2.9 million and $0.8 million, respectively, which consisted of interest paid on Aviza's revolving line of credit, its other line of credit, which is secured by a mortgage on Aviza's land and buildings, amortization of debt issuance costs on its revolving line of credit and mortgage line of credit and amortization of the fair value of the warrants issued to affiliates of VantagePoint in consideration for VantagePoint's agreement to guarantee a portion of Aviza's revolving line of credit. Aviza's aggregate borrowings under its revolving line of credit and mortgage line of credit were $34.5 million as of June 24, 2005 and $17.0 million as of June 25, 2004. Aviza recorded amortization of debt issuance costs and the fair value of the warrants of $1.2 million and $0.5 million during the nine-month periods ended June 24, 2005 and June 25, 2004, respectively.

        Aviza's interest expense in fiscal 2004 was $1.3 million, which consisted of $0.4 million of interest paid on Aviza's revolving line of credit and $0.9 million of amortization of debt issuance costs and the fair value of the warrants that were issued to an affiliate of VantagePoint.

        There was no allocation of interest expense by ASML to the Predecessor for net cash consumed by the Predecessor in fiscal 2002 and 2003.

  Income Taxes

        Because Aviza and the Predecessor have both incurred significant operating losses, no material federal or state income taxes have been recorded. Aviza and the Predecessor recorded income taxes relating to certain profitable international subsidiaries and Delaware statutory franchise taxes ranging from $0.6 million to $0.7 million for each fiscal year and approximately $0.4 million for each of the nine-month periods ended June 24, 2005 and June 25, 2004.

Liquidity and Capital Resources

        At Aviza's inception, affiliates of VantagePoint funded Aviza with a cash investment of $32.7 million to acquire the business of the Predecessor and to fund Aviza's initial operations. Subsequently, Aviza has funded its operations through borrowings under its revolving line of credit and its mortgage line of credit. As of June 24, 2005, Aviza had $12.3 million available for additional borrowings under its revolving credit facility, subject to certain conditions, and $5.0 million available for additional borrowings under its mortgage line of credit, subject to Aviza's ability to meet certain financial or property zoning criteria.

        As of June 24, 2005, Aviza's cash and cash equivalents were $8.6 million as compared to $9.4 million as of September 24, 2004 and $0 for the Predecessor at October 9, 2003. Prior to October 9, 2003, ASML managed the Predecessor's cash activity and thus the Predecessor did not maintain separate cash accounts.

        As of June 24, 2005, Aviza was in violation of the debt covenants under its revolving line of credit with Bank of America. Based on VantagePoint's guarantee that it would not require reimbursement from Aviza prior to September 30, 2006 should VantagePoint be required to make any payment under the guarantee, on August 26, 2005, Bank of America waived Aviza's non-compliance under the agreement as of June 24, 2005, which waiver was subsequently affirmed on September 26, 2005 in the third amendment to the revolving credit facility.

  Cash Flows from Operating Activities

        Aviza's cash used in operating activities was $3.4 million for the nine-month period ended June 24, 2005. This consisted primarily of cash used to fund net losses of $11.6 million, which was offset in part by depreciation and amortization aggregating $2.8 million. Net changes in assets and liabilities during the fiscal 2005 period generated $4.7 million of cash. Cash was used to fund accounts receivable of $1.9 million relating to increased sales, and $3.3 million of cash was used primarily to fund capitalized merger transaction costs. These uses were offset in part by a decrease in inventory of $2.0 million, and increases in accounts payable of $6.3 million and accrued liabilities of $1.6 million.

        Aviza's cash used in operating activities for the period from the commencement of Aviza's operations on October 7, 2003 through June 25, 2004 was $19.6 million. This consisted primarily of cash used to fund net losses of $16.0 million, which was offset in part by depreciation and amortization aggregating $1.9 million and provision for allowance for doubtful accounts of $1.4 million. Net changes in assets and liabilities during the fiscal 2004 period used $5.6 million of cash. $11.3 million of cash was used to fund increased accounts receivable, $3.1 million of cash was used to fund increased inventories and $11.9 million of cash was used to fund prepaid and other assets, which increases were offset in part by an increase in accounts payable of $13.9 million.

        Aviza's cash used in operating activities for fiscal 2004 was $24.8 million. This consisted primarily of cash used to fund net losses of $19.7 million, which was offset in part by depreciation and amortization aggregating $2.8 million and provision for allowance for doubtful accounts of $1.0 million. Net changes in assets and liabilities during fiscal 2004 used $12.4 million of cash. $5.0 million of cash was used to fund increased accounts receivable, $6.2 million was used to fund increased inventories and $12.0 million of cash was used to fund prepaid and other assets. These increases were offset in part by an increase in accounts payable of $12.0 million.

  Cash Flows from Investing Activities

        Aviza's cash used in investing activities for the nine-month period ended June 24, 2005 was $6.0 million. This consisted of $2.0 million to purchase a technology license from Trikon and $4.0 million to purchase property and equipment, primarily equipment to be used in Aviza's development and demonstration laboratories. Aviza currently anticipates that its capital expenditures for the remainder of fiscal 2005 will be less than $3.0 million in the aggregate.

        Aviza's cash used in investing activities for the period from the commencement of Aviza's operations on October 7, 2003 through June 25, 2004 was $25.2 million. This consisted of $24.2 million in cash paid to ASML, including related fees and expenses, for the acquisition of the business of the Predecessor and $1.0 million to purchase property and equipment used in Aviza's development and demonstration laboratories.

        Aviza's cash used in investing activities for fiscal 2004 was $26.3 million. This consisted of $24.2 million in cash to ASML, including related fees and expenses, for the acquisition of the business of the Predecessor and $2.1 million to purchase property and equipment used in Aviza's development and demonstration laboratories and machine tools.

  Cash Flows from Financing Activities

        Aviza's net cash provided by financing activities for the nine-month period ended June 24, 2005 was $8.9 million. This consisted of $6.8 in net borrowings under Aviza's revolving line of credit, $0.5 million in proceeds from other short-term borrowings, $0.2 million in proceeds from the issuance of common stock and $2.0 million in proceeds from the issuance of series B preferred stock. These proceeds were partially offset by payments on outstanding debt of approximately $0.6 million.

        Aviza's cash provided by financing activities for the period from the commencement of Aviza's operations on October 7, 2003 through June 25, 2004 was $50.3 million. This consisted of $17.4 million in net borrowings under Aviza's revolving line of credit, $0.2 million in proceeds from the issuance of common stock and $32.7 million in proceeds from the issuance of series A preferred stock.

        Aviza's cash provided by financing activities for fiscal 2004 was $60.8 million. This consisted of $20.9 million in net borrowings under Aviza's revolving line of credit, $7.0 million in borrowings under Aviza's mortgage line of credit, $0.2 million in proceeds from the issuance of common stock and $32.7 million in proceeds from the issuance of series A preferred stock.

        Aviza established a revolving line of credit in December 2003 in the amount of $20.0 million. On August 6, 2004, the revolving line of credit was amended to increase the amount available for borrowing to $40.0 million. The amended revolving line of credit consists of a $20.0 million revolving credit facility that is guaranteed by affiliates of VantagePoint and a separate revolving credit facility that provides for borrowings up to $20.0 million based upon a defined borrowing base. The borrowings under Aviza's revolving line of credit accrue interest at a rate of the bank's prime rate plus a margin of 0.50%, of which $10.0 million is subject to an interest rate cap of 8.25%, which is payable monthly. Aviza's revolving line of credit has a stated maturity of August 11, 2007. Aviza's outstanding borrowings under its revolving line of credit were $27.7 million as of June 24, 2005 and $20.9 million as of September 24, 2004. There was no borrowing by the Predecessor in fiscal 2003 or 2002.

        On September 23, 2004, Aviza obtained a $12.0 million line of credit secured by a mortgage on its land and buildings. The borrowings under Aviza's mortgage line of credit accrue interest at a rate of LIBOR plus a margin of 5.25%, of which $7.0 million is subject to a LIBOR rate capped at 6.75%, and is repayable in monthly principal installments of $23,333 plus interest. Aviza's mortgage line of credit matures on September 23, 2007. Outstanding borrowings under Aviza's mortgage line of credit were $6.8 million as of June 24, 2005, which reflects repayment of $0.2 million. A total of $5.0 million, which does not increase to reflect repayments under the terms of Aviza's mortgage line of credit, may be available in the future if Aviza meets certain financial or property zoning criteria.

        Aviza currently anticipates that it will need to preserve its existing lines of credit and raise additional capital to fund its expansion plans as a stand-alone entity over the course of the next 12 months. Aviza may not be able to obtain this capital on acceptable terms, or at all.

Off-Balance Sheet Arrangements

        As of June 24, 2005, Aviza had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated by the Securities and Exchange Commission.

Contractual Obligations

        Other than operating leases for certain equipment and real estate, Aviza has no significant off-balance sheet transactions or unconditional purchase obligations.

        As of June 24, 2005, Aviza's cash obligations and commitments relating to its debt obligations and lease payments were as follows:

	Payments due by period
	Total	Less than One Year	One to three years	Three to five years	Greater than 5 years
Bank Loan (revolving line of credit)	$27,688	$27,688	$—	$—	$—
Note Payable (mortgage & insurance financing)	$6,858	$325	$6,533	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$2,279	$1,028	$1,159	$92	—

Assuming the interest rates that were in place on September 24, 2004 on the above obligations and commitments were to remain fixed over the next five years, interest expense is estimated to be $1.7 million, $0.9 million, and $0 in less than one year, one to three years, and three to five years, respectively.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

        Aviza has not yet quantified the effects of the adoption of SFAS 123R, but it expects that the new standard will result in significant stock-based compensation expense to Aviza. The effects of adopting SFAS 123R will depend on numerous factors, including the valuation model that Aviza chooses to value stock-based awards, the assumed award forfeiture rate, the accounting policies Aviza adopts concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, that Aviza chooses for adopting SFAS 123R.

        SFAS 123R will be effective for Aviza's fiscal year beginning October 1, 2005 and requires Aviza to use the modified prospective application method. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested stock options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption will be based on the grant-date fair value for those awards granted after the date of the initial filing of the filing of the registration statement of which this proxy statement/prospectus is a part and based on the intrinsic values as previously recorded under APB 25 for awards granted prior to that date.

        The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, in January 2003, and a revised interpretation of FIN 46, FIN 46-R, in December 2003. FIN 46 requires certain variable interest entities to be combined by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, neither the Predecessor nor Aviza has invested in any entities that Aviza believes are variable interest entities for which Aviza is the primary beneficiary. For arrangements entered into prior to February 1, 2003, Aviza was required to adopt the provisions of FIN 46-R in the first quarter of fiscal 2004. FIN 46-R did not have an impact on Aviza's financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as noted below, and for hedging relationships designated after June 30, 2003. The guidance was to be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that were effective for fiscal quarters that began prior to June 15, 2003 continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have a material effect on Aviza's financial position, results of operations or cash flows.

        Aviza adopted EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF Issue No. 00-21, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting, if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue was effective for revenue arrangements adopted after July 1, 2003. The implementation of EITF Issue No. 00-21 resulted in Aviza deferring approximately $0.2 million of revenue in fiscal 2003 that would have previously been recognized.

Quantitative and Qualitative Disclosures About Market Risk

        Aviza's exposure to market risk relates to the increase or decrease in the amount of interest it must pay on its outstanding debt instruments, primarily certain borrowings under its revolving line of credit and its mortgage line of credit. Aviza's revolving line of credit provides up to $40.0 million in available borrowings for working capital requirements and its mortgage line of credit of $12.0 million is secured by a mortgage on Aviza's land and buildings. As of June 24, 2005, $27.7 million was outstanding under Aviza's revolving line of credit and $6.8 million was outstanding under Aviza's mortgage line of credit. Aviza's revolving line of credit bears interest at the bank's prime rate plus 0.50%. The interest rate on Aviza's mortgage line of credit is LIBOR plus a margin of 5.25%. Aviza has purchased a $10.0 million rate cap of 8.25% on its revolving line of credit and a $7.0 million rate cap of 6.75% on its mortgage line of credit. Aviza does not believe that a hypothetical 10% change in the prime rate would have a significant impact on its interest expense.

        To date, Aviza's international customer agreements for systems have been denominated primarily in U.S. dollars, and accordingly, Aviza is not exposed to foreign currency exchange rate fluctuations related to system sales in foreign currencies, except in Japan. Aviza's system sales in Japan are denominated in Japanese Yen, which can result in foreign currency exposure. Aviza had no outstanding system accounts receivable in Japan as of June 24, 2005. Aviza's Japanese subsidiary has a revolving line of credit under which had no borrowings as of June 24, 2005. This revolving line of credit bears interest at 1.5% per annum.

        The functional currency for the majority of Aviza's various operations in Europe and Asia is the local currency. Aviza is thus subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars with respect to its operations in Europe and Asia. Approximately 11% and 25% of Aviza's expenses were incurred in Europe and Asia where the local currency is the functional currency for the nine-month period ended June 24, 2005 and fiscal 2004, respectively. Aviza does not believe that a hypothetical change of 10% in any of these foreign currency exchange rates would have a material impact on its consolidated financial position or results of operations.

AVIZA'S BUSINESS

Overview

        Aviza manufactures furnaces for diffusion, atomic layer deposition (ALD) low-pressure chemical vapor deposition (LPCVD) and atmospheric chemical vapor deposition (APCVD) systems for the production of semiconductor integrated circuits, or ICs. Most ICs are manufactured on a silicon wafer base and are comprised of various components, such as transistors and capacitors. These components are also commonly referred to as devices. To build an IC, the transistors, capacitors and various other devices are first fabricated on the surface of the silicon wafer by performing a series of deposition, patterning and selective removal of unwanted layers. Interwoven within these steps are multiple thermal treatments to stabilize or activate various layers. These early fabrication process steps are typically called front end of line steps, or FEOL steps. Aviza manufactures equipment that performs a number of the FEOL steps in the IC fabrication process, including diffusion, oxidation and deposition by ALD, LPCVD or APCVD systems. Aviza had net sales of $138.7 million and incurred a net loss of $11.6 million for the nine-month period ended June 24, 2005. Aviza had net sales of $77.7 million and incurred a net loss of $19.7 million for the fiscal year ended September 24, 2004.

        Aviza was incorporated on September 18, 2003 by affiliates of VantagePoint Venture Partners, or VantagePoint, as Thermal Acquisition Corporation, a Delaware corporation, for the purpose of acquiring the business of the Thermal Division of ASML Holding, N.V., a Netherlands corporation; that division of ASML is referred to in this discussion as the Predecessor. On October 10, 2003, Thermal Acquisition Corporation acquired the business of the Predecessor and changed its name to Aviza Technology, Inc.

        Aviza's corporate headquarters, manufacturing and research and development facilities are located in Scotts Valley, California. Additional sales and customer support facilities are located in Germany, France, Scotland, Taiwan, China, Japan, Singapore and Malaysia. As of June 24, 2005, Aviza employed 433 people worldwide and had approximately 72 independent consultants and contractors.

Aviza's Products

        Aviza's products range from large-capacity, production-scale diffusion and low-pressure chemical vapor deposition systems for 150- to 300mm diameter wafers to smaller load size and flexible systems for high product mix production. Aviza's products include ALD, LPCVD and APCVD equipment used to manufacture advanced semiconductors. Aviza believes that the market for its products has been driven by the increasing miniaturization of microelectronic components and the need for semiconductor manufacturers to meet reduced time-to-market schedules while ensuring the quality of those components. Aviza designs its products to allow precise deposition of thin films in order to enable manufacturers to improve device yields and quality in the fabrication process.

        The following summarizes Aviza's portfolio of products and their associated process technology areas.

  Thermal Processing

        Wafers are subjected to intense heat that can take a wafer from room temperature to temperatures ranging from 400°C to 1200°C. Wafers are loaded into furnaces in a batch of 50 to 150 wafer loads. The heating process may be used to modify the properties of deposited films, to reactively grow various films like oxide and nitride, or to modify the conductive properties of silicon substrate. Aviza's RVP-200 and RVP-300 products feature the same heating technology with differing wafer size capabilities; the RVP-200 serves 200mm wafer applications, while the RVP-300 serves 300mm wafer applications. Both of these systems are suitable for high-volume, low product mix customers, such as DRAM device makers.

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  RVP-500: Rapid Vertical Processor.  The Aviza RVP-500 is a small batch heating system with patented cross flow technology and is designed to process wafer loads from one wafer to 50 wafers. The patented cross flow technology employed by Aviza generates a virtual single wafer environment intended to result in improved process performance. Aviza believes that the RVP-500, with its small batch capability and improved process performance, is well-suited for advanced technology applications in a high product mix manufacturing process, typically found at an advanced foundry customer.

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  RVP-300: Rapid Vertical Processor.  The RVP-300 is designed for processing of 300mm wafer addressing requirements for 0.13-micron technology and smaller geometries. The design of the RVP-300 focuses on maximizing productivity and throughput. This is accomplished by employing features such as fast temperature ramp-up and ramp-down capability, which results in chemical deposition and temperature control across the wafer. The RVP-300 utilizes a dual-boat configuration resulting in increased throughput.

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  RVP-200: Rapid Vertical Processor.  Introduced in 1996, Aviza's RVP-200 product, which is based on the AVP platform discussed below, processes both eight-inch and six-inch wafers and meets 0.18-micron technology requirements. The RVP-200 features a patented design that enables it to ramp up and ramp down temperatures between two to ten times faster than the AVP and offers faster throughput and tighter junction depth control for critical anneals. By utilizing the AVP platform, features such as 16-cassette wafer handling and model based temperature control, or MBTC, the RVP-200 is designed to offer the same advanced reliability as the AVP product line.

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  AVP-200: Advanced Vertical Processor.  The AVP-200 is a vertical furnace designed to meet the eight- and six-inch wafer requirements of sub-0.25 micron processing. The AVP-200 single-tube systems include advanced process control, data acquisition software, advanced automation, a proprietary process chamber design and an option for atmospheric control within the wafer handling area. Key features of the AVP system include storage capacity for sixteen 25-wafer cassettes, or a total of 400 wafers, and MBTC for accurate wafer temperature regulation. Aviza designed the AVP system to offer customers a low cost of ownership, through high productivity and a small footprint.

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  VTR: Vertical Thermal Reactor.  Aviza's VTR products process wafers from 100 millimeters to 200 millimeters in diameter. Aviza's VTR products operate under computer control, providing specialized process recipe introduction, cassette-to-cassette automation, monitoring of critical system functions and automated loading of wafers into the reaction chamber. Aviza believes that its VTR products generally offer comparable reliability, lower contamination and better process uniformity than horizontal reactors. Aviza's VTR products can be installed through the wall in a customer's clean room facility and are compatible with industry standard software interfaces.

  Deposition

        Deposition is a fundamental step in fabricating a semiconductor. During deposition, a layer of either dielectric, which is an insulator between two conductors, or electrically conductive films, which are typically doped polysilicon, is deposited on the wafer. Aviza is focused on three types of deposition: ALD, LPCVD and APCVD.

        Atomic Layer Deposition (ALD).    Miniaturization of semiconductor devices continues to track Moore's Law, driving severe requirements for the control and repeatability of deposited films used in the manufacturing of devices. Aviza addresses these requirements with a deposition technique known as ALD. This method allows the deposition of a wide variety of dielectric and conductive films one atomic layer at a time, meeting requirements in uniformity and step coverage.

        Conventional chemical vapor deposition and physical vapor deposition each have limitations with respect to creating films with lower thickness at the bottom of trench structures as compared to flat structures. ALD overcomes these limitations by depositing a single atomic layer at a time which covers the entire surface of the wafer independent of the surface features with the intent of achieving 100% step coverage in the most challenging DRAM structures with aspect ratios greater than 60 to 1.

        The uniformity requirements for sub-100-nanometer technologies pose a serious challenge to current deposition techniques. For instance, the uniformity requirements for a one-nanometer film are plus or minus one-half of an angstrom, which is a unit of measure equal to one ten-billionth of a meter, across a 300-nanometer wafer. Aviza believes that ALD has the process capability to achieve this level of precise control with the repeatability required for volume manufacturing.

        Aviza believes that ALD is also best suited to deposit high dielectric constant materials, which are a new generation of films that meet the uniformity, step coverage and material purity requirements for nano technology. The deposition temperatures for ALD are hundreds of degrees lower than conventional chemical vapor deposition processes.

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  Verano-5000.  Aviza's Verano batch ALD system is a batch wafer processing solution for 300mm wafers and is designed to meet nano-scale processing and high productivity requirements today and beyond the 90-nanometer node. The relatively low cost of ownership is achieved by processing 50 wafers, or a batch, at one time without compromising on the uniformity and step coverage requirements.

  Aviza's Verano system is capable of fast temperature ramping, isothermal chamber, cross flow precursor injection, boat rotation and advanced temperature control, which improves throughput and process uniformity with reduced cycle times. The longer chemical delivery times on the batch system is intended to allow full saturation of a wafer with high aspect ratio structures and thereby result in obtaining 100% step coverage.

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  Pantheon.  Aviza's Pantheon system is a multi-chamber single wafer cluster tool configurable to both 200mm and 300mm wafer sizes designed to meet process and productivity requirements of today and beyond the 90-nanometer node. The Pantheon system is designed to offer precise atomic-level thickness control, low process temperature and highly conformal coatings with excellent film quality for a wide range of films, including aluminum oxide (Al2O3), hafnium oxide (HfO2), titanium oxide (TiO2), hafnium silicate (HfSiOx) and titanium nitride (TiN).

        As part of its focus on the ALD market, the Predecessor entered into a license agreement with another semiconductor equipment company in February 2002 pursuant to which the Predecessor distributed single-wafer ALD products manufactured by the licensor. Aviza acquired the license agreement when it acquired the business of the Predecessor in October 2003. Aviza recognized net sales of $15.2 million and $2.3 million attributable to these products in the nine-month period ended June 24, 2005 and fiscal 2004, respectively. In May 2004, the parties agreed that Aviza would not sell any such products after December 31, 2005. As a result, Aviza will not recognize any revenue attributable to these products after December 31, 2005, other than the remaining contractual revenue attributable to products previously shipped. Aviza is currently in the process of developing its own products to address the ALD market.

        Low Pressure Chemical Vapor Deposition (LPCVD).    LPCVD is used to deposit either a conductive non-metal film like doped polysilicon, or an insulator film like silicon nitride. Both of these films are used to form portions of the transistor structure. Aviza's RVP-200, RVP-300 and RVP-500 products are designed to enable semiconductor manufacturers to deposit films like doped polysilicon and silicon nitride.

        Atmospheric Chemical Vapor Deposition (APCVD).    APCVD is the process by which chemicals are applied to the wafer in an atmospherically controlled environment. Aviza's APCVD products employ

Aviza's propriety approach to the APCVD process. The substrates are transported under injectors on a continuously moving conveyor belt through a resistance-heated muffle. Aviza's proprietary approach is designed to allow high deposition rates with a simpler reactor design yielding higher reliability operations and high wafer throughput.

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  1500 APCVD.  Aviza's 1500 APCVD system processes 200mm wafers addressing design-rule fabrication capability of 0.15 micron. It offers relatively low cost of ownership with a process muffle design and a MonoBlok injector assembly designed to result in improved reliability, performance and serviceability through enhanced film uniformity, reduced consumables, improved system availability and ultra-low film metal levels. Aviza's 1500 APCVD system provides both doped and un-doped deposition of tetraethylorthosilicate, or TEOS, based silicon dioxide and can be utilized in a broad range of dielectric film applications for both logic and memory manufacturing requirements.

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  1000 APCVD.  Aviza's 1000 APCVD system offers either hybrid or TEOS reactant processes and is designed for high productivity on 200mm wafer processing lines. Aviza's 1000 APCVD system provides both doped and un-doped deposition of TEOS-based silicon dioxide and can be used in a broad range of dielectric film applications for a variety of semiconductor applications.

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  999 APCVD.  Aviza's 999R APCVD and TEOS999 APCVD systems are for production lines employing between 100mm and 150mm wafers and are capable of simultaneous processing two wafers in parallel. Both systems offer doped and un-doped silicon dioxide.

Marketing, Sales and Support

        Aviza sells, installs and services its systems for its global semiconductor manufacturer customers with the aim of providing viable manufacturing solutions for their existing technological needs as well as establishing long-term business relationships to support their next-generation products. Aviza's sales are distributed among three geographic regions that include the United States, Europe and Asia. The following table illustrates the geographic distribution of Aviza's revenue for the nine-month periods ended June 24, 2005 and June 25, 2004 and for fiscal 2004, 2003 and 2002 expressed as a percentage of sales:

	United States	Europe	Asia Pacific
Nine Months Ended June 24, 2005	11%	23%	66%
Nine Months Ended June 25, 2004	20%	31%	49%
Fiscal 2004	19%	35%	46%
Fiscal 2003	32%	15%	53%
Fiscal 2002	24%	21%	55%

        In the United States, Aviza's products are marketed and sold through its direct sales and service organization in Scotts Valley, California. In Europe, Aviza's products are marketed and sold primarily through its direct sales and service operations in Germany, France and the United Kingdom. In the Asia Pacific region, Aviza uses direct sales and service and agency arrangements except in China, where the services of a local sales representative are utilized. Aviza has offices within the Asia Pacific region in China, Japan, Malaysia, Singapore and Taiwan.

        For the nine-month period ended June 24, 2005, Inotera Memories, Inc. accounted for 47% of Aviza's total net sales and Infineon Technologies, Inc. accounted for 15% of Aviza's total net sales. For fiscal 2004, Infineon Technologies, Inc. accounted for 16% of Aviza's total net sales. For fiscal 2003, HeJian Technology (Suzhou) Co. Ltd. accounted for 12% of the Predecessor's total net sales. For fiscal 2002, ProMos Technologies, Inc. and Chartered Semiconductor Manufacturing, LTD accounted for 16% and 15% of the Predecessor's total net sales, respectively. Aviza's largest customers may vary from year to year depending upon, among other things, the customer's annual budget for capital expenditures, plans for new fabrication facilities and expansions and new product introductions by Aviza.

        In order to demonstrate the capability of its systems, Aviza engages customers during their research and development cycle. Aviza has occasionally provided evaluation systems of its newest generation products. The average duration of an evaluation period for systems provided to Aviza's customers in this manner is typically less than one year in length. As Aviza expands its sales efforts globally, particularly in new products and emerging markets, Aviza believes that ongoing and continued investment in demonstration and evaluation systems may be important to its future business.

        Aviza believes that a comprehensive global support program is an essential component for each customer. Aviza maintains an experienced central customer support group in addition to regional-based service and support staff around the world at local centers who are in close proximity to customers and provide comprehensive local support programs intended to assure that products are operating in optimum fashion.

Research, Development and Engineering

        Aviza focuses its research and development activities on developing applications for its ALD and thermal product lines. During recent periods, Aviza has devoted significant resources to developing advanced thin films for dielectrics and capacitors. As of June 24, 2005, Aviza employed 82 professional and technical personnel and 15 contractors and consultants in research, development and engineering. Aviza's research and development expenditures during the nine-month periods ended June 24, 2005 and June 25, 2004 and fiscal 2004 were $16.4 million $13.1 million and $18.3 million, respectively. The Predecessor's research and development expenditures during fiscal 2003 and 2002 were $22.7 million and $34.5 million, respectively.

        Aviza's current research and development programs include projects to address process development of low temperature nitride, advanced gate and capacitor dielectric, advanced electrode material for customers who manufacture dynamic random access memory, or DRAM, and logic type semiconductor devices.

Manufacturing, Raw Materials and Supplies

        Aviza's manufacturing operations at its headquarters in Scotts Valley, California consist of the manufacture, assembly and testing of components and modules and their integration into finished systems. Aviza's current manufacturing capacity is 45 systems per quarter. Aviza focuses its internal manufacturing efforts on those precision mechanical and electro-mechanical assemblies that it believes differentiate its systems from those of its competitors. Aviza outsources non-critical subassemblies based on a make-buy analysis. In addition to its own manufacturing capability, Aviza outsources manufacturing and refurbishment of certain legacy products to a third party.

        Aviza purchases a significant number of parts, including assemblies, mechanical and electrical components, from a variety of global suppliers. Many of these components are obtained from a limited group of suppliers. As part of its manufacturing strategy, Aviza seeks to qualify multiple suppliers for its purchased components. However, this is not possible for all components and purchased assemblies. As a result, any failure by a supplier to perform could have an adverse effect on Aviza's operating results. A limited numbers of components are acquired through a single source supplier.

Backlog

        As of June 24, 2005, Aviza's backlog was approximately $29.0 million, as compared to approximately $42.9 million as of September 24, 2004. Aviza's backlog consists of both system and spare part purchase orders from global customers that provide for typical delivery within 12 months, and includes the unearned revenue of systems previously shipped. Backlog attributable to systems not yet shipped includes only systems for which a purchase order has been received and a delivery date has been assigned. Orders are typically subject to cancellation or delay by the customer with limited or no penalty. Because of possible changes in delivery schedules and cancellations of orders, Aviza's backlog at any particular point in time is not representative of actual sales for any succeeding periods, nor is backlog any assurance that Aviza will realize profit from completing these orders.

Intellectual Property

        Aviza believes that its competitive position is more dependant upon skills in process and hardware engineering, manufacturing, customer support and marketing than Aviza's patent position. Nevertheless, protection of Aviza's intellectual property by obtaining and enforcing patents is important and Aviza files patent applications in the United States, Japan, Taiwan and other countries as it deems appropriate. As of June 24, 2005, Aviza held 73 U.S. and 103 foreign patents. Aviza's issued patents and any subsequent issued patents arising from its pending applications will expire between 2006 and 2023.

        There has been significant litigation in the semiconductor equipment industry involving patents and other intellectual property rights. Infringement claims may be asserted against Aviza in the future and, if such claims are made, Aviza may not be able to defend against such claims successfully or, if necessary, obtain licenses on reasonable terms. Any claim that Aviza's products infringe the proprietary rights of others would force Aviza to defend itself and possibly its customers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject Aviza to significant liability for damages and invalidate its proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation could force Aviza to do one or more of the following:

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  lose or forfeit proprietary rights;

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  stop manufacturing or selling products that incorporate the challenged intellectual property;

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  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

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  pay damages, including treble damages and attorneys' fees in some circumstances; or

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  redesign those products that use the challenged intellectual property.

        In addition, in the normal course of business, Aviza periodically receives and makes inquiries regarding possible patent infringement. In dealing with such inquiries, it may become necessary or useful for Aviza to obtain or grant licenses or other rights. Aviza cannot assure you that such licenses or rights will be available to Aviza on commercially reasonable terms or at all. If Aviza is not able to resolve a claim, negotiate a settlement or obtain necessary licenses on commercially reasonable terms or successfully prosecute or defend its position, it could harm Aviza's business, financial condition and results of operations.

Environmental Matters

        Aviza operates semiconductor applications laboratories and manufacturing facilities in Scotts Valley, California and is subject to federal, state and local regulations governing the use of hazardous materials. Aviza maintains compliance with its air emissions, wastewater and hazardous waste permits.

        Aviza's Scotts Valley property is a federally listed Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s Watkins Johnson

Corporation, or Watkins Johnson, a predecessor to the Predecessor, had installed a groundwater extraction and treatment system. In 1991, Watkins Johnson entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, Watkins Johnson signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty and Miller, or ARCADIS. Pursuant to this remediation agreement, Watkins Johnson paid approximately $3 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of Watkins Johnson's obligation under the consent decree. The agreement also includes a cost overrun guaranty from ARCADIS up to a total project cost of $15 million. In addition, the agreement included procurement of a 10-year, claims-made insurance policy to cover overruns of up to $10 million from American International Specialty, or AIS, along with a 10-year, claims-made $10 million policy to cover unknown pollution conditions at the site.

        Failure of Watkins Johnson, ARCADIS or AIS to fulfill their obligations may subject the Predecessor to substantial fines, and Aviza could be forced to suspend production, alter manufacturing processes or cease business operations, any of which could harm its results of operations and financial position.

        Aviza believes that the likelihood of the failure of Watkins Johnson, ARCADIS or AIS is remote and that any remaining or uninsured environmental liabilities will not have a material effect on its results of operations, cash flows or financial position.

Employees

        As of June 24, 2005, Aviza employed 433 employees on a full- or part-time basis. In addition, Aviza contracts with temporary agencies and consultants for services. Aviza believes that its future success will depend in large part on its ability to recruit and retain qualified employees, particularly highly skilled design, process, field support and test engineers. The competition for such personnel is highly competitive, especially in the San Francisco Bay Area, where Aviza's headquarters and manufacturing facility are located, and in Taiwan, Aviza's largest sales territory. At times Aviza has experienced difficulty in attracting new personnel, and Aviza may not be successful in retaining or recruiting sufficient key personnel in the future. None of Aviza's employees is represented by a labor union, and Aviza has never experienced a work stoppage, slowdown or strike. Aviza considers its relationship with its employees to be good.

Properties

        The following table sets forth information concerning Aviza's principal real property:

Location	Type	Principal Use	Square Footage	Property Interest	Expiration Date
Scotts Valley, California	Office, Manufacturing & R&D Process Laboratories	Headquarters, Sales, Custom service, Operations, Manufacturing, R&D and Engineering	213,000	Owned	N/A
Orange, California	Office	Office, Software Test	3,667	Leased	12/31/2006

        Aviza is currently exploring the possibility of selling its Scotts Valley property and relocating its headquarters to another location in the San Franscisco Bay Area.

        Aviza has a number of smaller properties and field offices located in the France, Germany, Scotland, China, Japan, Malaysia, Singapore and Taiwan.

Legal Proceedings

        Aviza is not currently involved in any material legal proceedings.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NEWCO

        The following unaudited pro forma condensed combined statements of operations for the nine-month period ended June 24, 2005 and the period from October 7, 2003 through September 24, 2004 assume the merger transaction between Aviza and Trikon occurred on October 7, 2003. The unaudited pro forma condensed combined balance sheet as of June 24, 2005 assumes the merger transaction had been completed on that date.

        The merger transaction described below will be treated for financial reporting purposes as a purchase of Trikon by Aviza, and therefore, Trikon's assets acquired and liabilities assumed will be recorded at their fair value as determined by Aviza's management's estimates. Newco has assumed for purposes of these unaudited pro forma condensed combined financial statements that Newco's common stock price is $5.16 per share (based on the Trikon exchange ratio of 0.333 and a Trikon stock price of $1.72, which was the closing price for Trikon's common stock on June 30, 2005).

        In the merger transaction, a wholly owned subsidiary of Newco will merge with and into Trikon, and Trikon stockholders will be entitled to receive 0.333 shares of Newco common stock in exchange for each share of Trikon common stock that they own. In addition, a separate wholly owned subsidiary of Newco will merge with and into Aviza, and holders of Aviza common stock and Aviza series A preferred stock will be entitled to receive the number of shares of Newco common stock based on the Aviza exchange ratio (which, based on a Trikon stock price of $1.72 calculated as described in the preceding paragraph, is approximately 1.039 shares of Newco common stock for each share of Aviza common stock and Aviza series A preferred stock). Upon consummation of the merger transaction, Aviza and Trikon will each continue as subsidiaries of Newco.

        Based on the assumptions described above, at the effective time of the merger transaction, approximately 11,826,335 shares of Newco common stock will be issued in exchange for 15,754,985 shares of Trikon common stock, 527,598 shares of Aviza common stock and 5,804,446 shares of Aviza series A preferred stock.

        The allocation of the purchase price to Trikon's assets, including intangible assets, and liabilities are only preliminary allocations based on estimates of fair values and may change when actual fair values are determined. In addition, the purchase price for financial reporting purposes itself will change if the closing price for Trikon's common stock at the closing of the merger transaction is less than or greater than the price assumed for purposes of these calculations. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," criteria have been established for determining the treatment of negative goodwill, and accordingly, the excess of the fair value of Trikon's assets acquired and liabilities assumed over the acquisition cost has been recorded as a pro rata reduction of the long lived assets acquired based on their relative fair values.

        Newco has not completed an assessment of the fair values of assets and liabilities of Trikon and the related business integration plans. Newco expects the ultimate purchase price allocation will include adjustments to the fair values of depreciable tangible assets, identifiable intangible assets and liabilities, including the establishment of liabilities associated with any business integration plans that may be in place. Accordingly, to the extent such assessments indicate that the fair value of the assets and liabilities differ from their net book values, such differences would be allocated to those assets and liabilities.

        The unaudited pro forma condensed combined balance sheet as of June 24, 2005 combines the June 24, 2005 historical balance sheet for Aviza and the June 30, 2005 historical balance sheet for Trikon. Trikon's fiscal year ends on December 31 and Aviza's fiscal year ends on the Friday closest to September 30. Therefore, the accompanying unaudited pro forma condensed combined statement of operations for the year ended September 24, 2004 combines the period from October 7, 2003 through September 24, 2004 for Aviza and the 12 months ended September 30, 2004 for Trikon. The unaudited pro forma condensed combined statement of operations for the nine months ended June 24, 2005 combines the 39 weeks ended June 24, 2005 for Aviza and the nine months ended June 30, 2005 for Trikon. Reclassifications have been made to the historical financial statements of Trikon to conform to the presentation used by Aviza and expected to be used by Newco.

        The pro forma condensed combined financial data shown under this heading are unaudited, are presented for informational purposes only, are not necessarily indicative of the financial position or results of operations that would actually have occurred had the merger transaction been consummated as of the dates or at the beginning of the periods presented, nor are they necessarily indicative of Newco's future operating results or financial position. The pro forma condensed combined financial statements shown below should be read in conjunction with the historical consolidated financial statements of Aviza and Trikon, including the respective notes thereto, which are included in this proxy statement/prospectus. Upon consummation of the merger transaction, the actual financial position and results of operations of Newco may differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time of the merger transaction and thereafter, as well as the factors discussed in the section entitled "Risk Factors" included elsewhere in this proxy statement/prospectus.

NEWCO

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(In thousands)

	Historical Aviza June 24, 2005(a)	Historical Trikon June 30, 2005(a)	Pro Forma Adjustments	Note and Table References	Pro Forma Newco
ASSETS
Current assets:
Cash and cash equivalents	$8,555	$4,171	$—		$12,726
Restricted cash	—	8,950	—		8,950
Accounts receivable, net	22,730	7,874	1,108	(b), (t6)	31,712
Inventories	25,590	18,873	3,723	(b), (t4)	48,186
Prepaid expenses and other current assets	13,159	1,477	(61)	(b), (t6)	11,475
			(3,100)	(b), (t2)

Total current assets	70,034	41,345	1,670		113,049
Property, plant and equipment, net	19,249	10,987	11,016	(b), (t5)	22,036
	—	—	(19,216)	(b), (t10)
Intangible assets	4,000	—	8,753	(b), (t9)	5,109
	—	—	(7,644)	(b), (t10)
Other assets	421	258	1,117	(c)	1,796

	$93,704	$52,590	$(4,304)		$141,990

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Bank borrowings—short term	$28,013	$9,105	$—		$37,118
Accounts payable	24,235	4,698	—		28,933
Warranty liability	13,818	1,204	—		15,022
Accrued liabilities	13,562	4,611	1,400	(b), (t2)	18,984
	—	—	(2,000)	(b), (t8)
	—	—	1,117	(c)
	—	—	294	(b), (t6)

Total current liabilities	79,628	19,618	811		100,057

Mandatorily redeemable preferred stock, Series B	2,000	—	—		2,000

Note payable—long term	6,533	54	—		6,587

Other long term liabilities	—	661	(661)	(b), (t7)	—

Preferred stock, Series A	32,650	—	(32,650)	(f)	—

Stockholders' equity:
Common stock	4	261,416	(261,418)	(d)	2
	—	—		(b), (t1), (e), (f)
Additional paid in capital	3,988	—	60,455	(b), (t1), (e), (f)	64,443
Accumulated other comprehensive income (loss)	167	2,329	(2,329)	(d)	167
Accumulated deficit	(31,266)	(231,488)	231,488	(d)	(31,266)

Total stockholders' equity (deficit) (as restated)	(27,107)	32,257	28,196		33,346

	$93,704	$52,590	$(4,304)		$141,990

See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

Newco

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)

(a)
Reflects the balance sheet of Aviza as of June 24, 2005 included in Aviza's historical financial statements included elsewhere in this proxy statement/prospectus. Reflects the balance sheet of Trikon as of June 30, 2005 included in Trikon's historical financial statements included elsewhere in this proxy statement/prospectus. Certain reclassifications have been made to the historical presentation of Trikon's balance sheet to conform to the presentation used by Aviza and expected to be used by Newco.

(b)
Under the purchase method of accounting, the total estimated consideration paid for the Trikon common stock, options and warrants as shown in the table below is allocated to the Trikon tangible and intangible assets, and liabilities based on their estimated fair values as of the date of the merger transaction. This unaudited pro forma information is based on Aviza's management's estimates of fair values. The preliminary estimated consideration, and the allocation thereof of Trikon's tangible and intangible assets, are as set forth in the following table:

	Common Stock	Capital in Excess of Par Value	Total	Table Reference
Issuance of Newco common stock to Trikon
Stockholders (5,246,410 shares at $5.16)	$1	$27,070	$27,071	(t1)
Value of substitute options and warrants to acquire 614,583 shares of Newco common stock in exchange for all outstanding options and warrants of Trikon			732	(t1)

Total equity consideration			27,803
Estimated Aviza transaction costs			4,500	(t2)

Total consideration			$32,303

The estimated consideration is preliminarily allocated as follows:
Trikon historical net book value			$32,257	(t3)
Estimated fair value adjustments:
Inventory to fair value		$3,723		(t4)

Property, plant and equipment		11,016		(t5)

Deferred income		753		(t6)

Deferred rent		661		(t7)

Joint development agreement		2,000		(t8)

Intangible assets:
Customer relationships		2,742
Brands and trademarks		866
Patents		729
Developed technology		2,787
In-Process R&D		1,378
Licenses		251

Total estimated fair value of intangible assets		8,753		(t9)

Total fair value adjustments			26,906

Fair value of net assets acquired			59,163
Excess of fair value of net assets over consideration			(26,860)	(t10)

Total consideration allocated			$32,303

(t1)
Based upon the total number of shares of Trikon common stock and options and warrants to purchase shares of Trikon common stock outstanding at June 30, 2005, Newco would issue shares of Newco common stock and options and warrants to purchase shares of Newco common stock as follows:

  •
  Newco would issue 5,246,410 shares of Newco common stock in exchange for the 15,754,985 shares of Trikon common stock issued and outstanding at June 30, 2005. Newco has assumed that Newco's common stock price is $5.16 per share (based on the Trikon exchange ratio of 0.333 and a Trikon stock price of $1.72, which is the closing price for Trikon's common stock on June 30, 2005).

    •
    Newco would issue options and warrants to purchase an aggregate of 614,583 shares of Newco common stock in exchange for all options and warrants to purchase shares of Trikon common stock that were issued and outstanding on June 30, 2005 and which were exercisable for an aggregate of 1,845,594 shares of Trikon common stock. For purposes of allocating the consideration paid by Newco, the fair value of the Newco options and warrants, both vested and unvested, was $732 and was determined using the Black-Scholes pricing model with the following assumptions: no dividend yield, an expected volatility of 80%, expected life of 44 months for options and 26 months for warrants and a risk-free interest rate of 2.8%.

(t2)
Represents Aviza's total estimated transaction costs and includes $1,400 of Aviza's remaining transaction costs that were not yet incurred as of June 24, 2005.

(t3)
This amount represents Trikon's historical net book value as of June 30, 2005.

(t4)
Trikon finished goods and work in progress inventories are adjusted to reflect an increase to fair value based on estimated selling prices (adjusted to reflect stage of completion for work in progress inventory) less the sum of (a) selling expenses and (b) future service related costs to be incurred by Newco. The effect of these adjustments will be to eliminate any gross margin at Newco attributable to future sales of this inventory.

(t5)
Under purchase accounting, Newco is required to record Trikon's property, plant and equipment at fair value. Trikon's property, plant and equipment consists primarily of machinery and equipment, furniture and fixtures and leasehold improvements.

(t6)
Trikon typically sells equipment and installation services as a bundled arrangement. Trikon recognizes revenue upon shipment in an amount equal to the full sale price reduced by the portion of the revenue contractually linked to final acceptance, or the fair value of the installation services, if greater, until acceptance of the equipment. The amount of such reduction is not recognized as an account receivable or other asset on Trikon's balance sheet. Under purchase accounting, a pro forma adjustment of $1,108 has been recorded to accounts receivable, which consists of the following three items: (i) $753, which represents Trikon's deferred revenue that Newco will not be able to recognize as revenue when final acceptance of the product is received by Newco; (ii) Trikon defers installation costs on systems for which installation is not complete. Under purchase accounting, an adjustment has been made to reverse $61 of deferred installation costs included in prepaid expenses and other current assets and; and (iii) to record $294 as an accrued liability, which is the amount Trikon would charge on an unbundled basis for installation costs related to installation services to be performed post-merger.

For purposes of Newco's future results of operations, however, recognition of revenue attributable to this account receivable will be limited solely to the amount of such accrued liability and the cost of providing such services will be reflected in Newco's cost of sales, which amount will be recognized when installation is completed. No revenue will be recorded by Newco for any outstanding contractual amount receivable from a customer at June 30, 2005 other than for future installation services.

(t7)
Trikon established a liability for deferred rent to reflect favorable rent conditions at the outset of the lease of its current facility in Newport, U.K., which it entered into in 1995. Because the economic benefit of these favorable rent conditions will not be recognizable by Newco, this liability will be eliminated as of the completion of the merger transaction.

(t8)
The adjustment related to the joint development agreement entered into between Trikon and Aviza on March 14, 2005 constitutes the elimination of $2,000 due to be paid by Aviza to Trikon after June 24, 2005, which will become an intercompany transaction following the completion of the merger transaction.

(t9)
Intangible assets include customer relationships, brands and trademarks, patents, developed technology, in-process research and development and licenses of Trikon's technology to third parties. Although the value of these assets is not reflected on Trikon's historical balance sheet, under purchase accounting, Newco is required to record Trikon's intangible assets at fair value based primarily on an analysis of projected cash flows from each of these assets.

Customer relationships relate to those customers with which Trikon has current sales relationships.

In-process research and development consists of research and development projects currently in process that have not demonstrated their technological feasibility and do not have an alternative future use. In-process research and development will be expensed upon the completion of the transaction. In-process research and development has not been recorded as an expense in Newco's pro forma condensed combined statements of operations because it is a one-time charge to Newco's operations that will not have a continuing impact on Newco's operations.

(t10)
In accordance with generally accepted accounting principles, the excess of the fair value of Trikon's net assets over the consideration given will be allocated as a pro rata reduction of the amounts that would otherwise have been allocated to Trikon's non-current assets acquired. The allocation of the excess fair value is as follows:

Property, plant and equipment	$19,216

Customer relationships	2,395
Brands and trademarks	756
Patents	637
Developed technology	2,434
In-Process R&D	1,203
Licenses	219

Allocation of excess fair market value to intangibles	7,644

Excess fair market value of net
assets over consideration	$26,860

(c)
Reflects the adjustment in current accrued liabilities for a deferred tax liability resulting from the book/tax difference associated with the fair value write-up of Trikon's inventory. This fair value write-up of inventory was not recorded for tax purposes due to the merger transaction being a tax-free transaction. As disclosed in note (b), (t4) in the notes to the unaudited pro forma condensed combined balance sheet, for book purposes, Newco will not be able to record any gross margin attributable to the future sales of this inventory. However, for tax purposes, Newco will be required to record taxable income attributable to the future sales of this inventory, thus resulting in the recording of this tax liability.

The deferred tax asset recorded represents the future tax deductions which can only be realized to the extent of future taxable income. Newco's net deferred tax assets in excess of the above-mentioned deferred tax liability have been offset with a valuation allowance as the realization of the remaining net deferred tax assets by Newco is not more likely than not.

(d)
Reflects the elimination of Trikon's stockholders' equity accounts from the pro forma consolidated Newco stockholders' equity upon consummation of the merger transaction.

(e)
Reflects Newco's issuance of 5,246,410 shares of Newco common stock valued at $5.16 per share in exchange for 15,754,895 outstanding shares of Trikon common stock and the value of the options and warrants to purchase an aggregate of 1,845,594 shares of Trikon common stock assumed by Newco in exchange for options and warrants to acquire an aggregate of 614,583 shares of Newco common stock.

(f)
Reflects Newco's issuance of an aggregate of 6,579,925 shares of Newco common stock in exchange for 5,804,446 outstanding shares of Aviza series A preferred stock and 527,598 outstanding shares of Aviza common stock assuming an Aviza exchange ratio of approximately 1.039. The following table details the impact of (e) and (f) on the Aviza and Trikon impacted accounts:

	Pre-Exchange		Post-Exchange
	Aviza Shares	Amount	Newco Common Shares	Common Stock	Additional Paid in Capital
Preferred stock, Series A	5,804,446	$32,650	6,031,673
Common stock	527,598	4	548,252
Additional paid in capital	—	3,988

		$36,642	6,579,925	$1	$36,641

	Trikon Shares	Amount
Common stock	15,754,985	$261,416	5,246,410	1	27,070
Substitute options and warrants to acquire 614,583 shares of Newco common stock	—	—			732

		$261,416

			11,826,335	$2	$64,443

NEWCO

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended June 24, 2005

(In thousands, except per share amounts)

	Historical Aviza 39 weeks ended June 24, 2005	Historical Trikon nine months ended June 30, 2005	Pro Forma Adjustments	Note and Table References	Pro Forma Newco
Net sales	$138,692	$26,708	$(2,000)	(a)	$161,929
	—	—	(1,471)	(a)
Cost of goods sold	118,419	17,362	(1,033)	(c)	134,516
	—	—	(307)	(b)
	—	—	47	(d)
	—	—	28	(e)

Gross profit	20,273	9,346	(2,206)		27,413

Operating expenses:
Research and development costs	16,353	6,724	(725)	(b)	22,384
	—	—	25	(d)
	—	—	7	(e)
Selling, general and administrative costs	12,255	11,422	(197)	(b)	23,547
	—	—	34	(e)
	—	—	33	(d)

Total operating expenses	28,608	18,146	(823)		45,931

Loss from operations	(8,335)	(8,800)	(1,383)		(18,518)
Interest income	14	530	—		544
Interest expense	(2,857)	(419)	—		(3,276)
Foreign currency gains	—	(255)	—		(255)
Other income (expense), net	34	—	—		34

Loss before income taxes	(11,144)	(8,944)	(1,383)		(21,471)
Income taxes	420	152	—		572

Net loss	$(11,564)	$(9,096)	$(1,383)		$(22,043)

Loss per share:
Basic	$(30.23)	$(0.58)			$(1.89)
Diluted	$(30.23)	$(0.58)			$(1.89)
Weighted average common shares:
Basic	384	15,755			11,677 (f)
Diluted	384	15,755			11,677 (f)

See notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

NEWCO

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Fiscal Year Ended September 24, 2004

(In thousands, except per share amounts)

	Historical Aviza October 7, 2003 through September 24, 2004	Historical Trikon 12 months ended September 30, 2004	Pro Forma Adjustments	Note and Table References	Pro Forma Newco
Net sales	$77,698	$36,113	$—		$113,811
Cost of goods sold	59,716	27,195	(377)	(b)	86,630
	—	—	59	(d)
	—	—	37	(e)

Gross profit	17,982	8,918	281		27,181

Operating expenses:
Research and development costs	18,311	11,178	(1,000)	(b)	28,529
	—	—	31	(d)
	—	—	9	(e)
Selling, general and administrative costs	17,353	16,285	(263)	(b)	33,471
	—	—	46	(e)
	—	—	50	(d)
Restructuring costs	—	(1,200)	—		(1,200)

Total operating expenses	35,664	26,263	(1,127)		60,800

Loss from operations	(17,682)	(17,345)	1,408		(33,619)
Interest income	22	426	—		448
Interest expense	(1,334)	(407)	—		(1,741)
Foreign currency gains	—	839	—		839
Other income	—	474	—		474

Loss before income taxes	(18,994)	(16,013)	1,408		(33,599)
Income taxes	662	214	—		876

Net loss	$(19,656)	$(16,227)	$1,408		$(34,475)

Loss per share:
Basic	$(86.97)	$(1.04)			$(3.01)
Diluted	$(86.97)	$(1.04)			$(3.01)
Weighted average common shares:
Basic	226	15,614			11,466 (f)
Diluted	226	15,614			11,466 (f)

See notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

NEWCO

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(a)
Represents the elimination of Trikon revenues related to the sales of Trikon transport modules to Aviza during the 39 weeks ended June 24, 2005 ($1,471) and the license fee in March 2005 ($2,000) under the joint development agreement entered into between Trikon and Aviza on March 14, 2005.

(b)
Reflects a decrease in depreciation and amortization expense resulting from the adjustment of Trikon's property, plant and equipment, based on the adjustment of such assets to fair value as discussed in note (b) of the notes to the unaudited pro forma condensed combined balance sheet.

  Newco has assumed a remaining useful life of 5 years for the property, plant and equipment, which is consistent with Trikon's historical accounting for these assets.

(c)
Represents the elimination of cost of goods sold related to equipment sold by Trikon to Aviza as discussed in (a) above ($1,033).

(d)
Reflects the elimination of Trikon's deferred rent liability as of the merger date ($140 for Trikon's 12 months ended September 30, 2004 and $105 for Trikon's nine months ended June 30, 2005). Discussed in note (b) of the notes to the unaudited pro forma condensed combined balance sheet.

(e)
Reflects the amortization of intangibles valued in the merger transaction (see note (b) of the notes to the unaudited pro forma condensed combined balance sheet). The intangibles will be amortized over the estimated useful lives assumed to be from 10 to 15 years. In-process research and development is expensed upon consummation of the merger transaction, and therefore has not been recorded as an expense in the pro forma statement of operations since it is a one-time charge to operations that will not have a continuing impact on Newco's operations.

(f)
Pro Forma Newco basic and diluted loss per share is calculated as follows:

	Nine months ended June 24, 2005	Fiscal year ended September 24, 2004
Aviza's weighted average common shares, as converted	399	235
Trikon's weighted average common shares, as converted	5,246	5,199
Conversion of Aviza's series A preferred stock, as converted	6,032	6,032

Newco's pro forma weighted average common shares	11,677	11,466

        The unaudited pro forma condensed combined statements of operations include $1.7 million in Trikon's costs related to the merger transaction which were expensed during Trikon's nine months ended June 30, 2005 and exclude Trikon's estimated remaining transaction costs of $0.6 million to be incurred. Aviza's merger transaction costs estimated at $4.5 million will be included in the purchase price, as Aviza is the acquirer in the merger transaction for accounting purposes. See note (b), (t2) to the notes to the unaudited pro forma condensed combined balance sheet.

        Pro forma per share data is based on the weighted average number of shares of Newco common stock that would have been outstanding had the merger transaction occurred on the date presented. In order to compute the weighted average number of shares of Newco common stock used in the calculation of Newco's pro forma basic and diluted loss per share, the number of shares of Newco common stock to be issued to former holders of shares of Trikon common stock (based on the weighted average number of shares of Trikon common stock outstanding during the period and the Trikon exchange ratio of 0.333) was added to the number of shares of Newco common stock to be issued to former holders of shares of Aviza common stock and Aviza series A preferred stock (based on the weighted average number of shares of Aviza common stock and Aviza series A preferred stock outstanding during the period and the assumed Aviza exchange ratio of approximately 1.039). The number of shares used in computing pro forma diluted earnings per share is equal to that used in computing pro forma basic earnings per share since the effect of exercising any stock options held by Trikon's and Aviza's employees would be anti-dilutive in both unaudited pro forma condensed consolidated statements of operations presented. Loss per share for the nine months ending June 24, 2005 includes the impact of $46 in dividends payable to holders of Aviza series B preferred stock at June 24, 2005.

        Due to Trikon's net operating loss carryforwards available to offset the impact of the adjustments above, no adjustment to the historical provision for income taxes has been made.

MARKET PRICE AND DIVIDEND INFORMATION

Trikon Common Stock

        Shares of Trikon common stock are traded on the Nasdaq National Market under the symbol "TRKN."

        The following table sets forth the high and low sale prices for a share of Trikon common stock, rounded to the nearest cent, for the periods indicated. The prices below are as quoted on the Nasdaq National Market, based on published financial sources.

	Trikon Common Stock
	High	Low
Year Ended December 31, 2003
First Quarter	$5.69	$3.23
Second Quarter	$4.07	$2.80
Third Quarter	$7.04	$3.64
Fourth Quarter	$7.40	$5.19
Year Ended December 31, 2004
First Quarter	$7.30	$3.00
Second Quarter	$3.55	$1.89
Third Quarter	$3.05	$1.83
Fourth Quarter	$2.73	$1.67
Year Ending December 31, 2005
First Quarter	$2.52	$1.78
Second Quarter	$2.06	$1.24
Third Quarter (through October 24, 2005)	$2.04	$1.35

        As of October 24, 2005, there were approximately 184 holders of record of Trikon common stock. On October 24, 2005, the closing price of Trikon common stock as reported on the Nasdaq National Market was $1.53 per share.

Aviza and Newco Capital Stock

        Aviza capital stock is privately held. As a result, there is no established trading market for Aviza's capital stock. Currently, there is no established market for Newco common stock. Newco has applied to have its common stock listed on the Nasdaq National Market under the symbol "AVZA."

Recent Market Prices

        The following table sets forth the per share closing price of Trikon common stock as reported on the Nasdaq National Market on March 14, 2005, the last full trading day prior to the announcement of the signing of the merger agreement, and October 24, 2005, the most recent practicable date for which prices were available. Also set forth is the implied equivalent value of one share of Aviza common stock (assuming the conversion to Aviza common stock of all shares of Aviza series A preferred stock) and one share of Newco common stock on each such date assuming an exchange ratio as of October 24, 2005 of approximately 1.034 shares of Newco common stock for each share of Aviza common stock and Aviza series A preferred stock. The Aviza exchange ratio depends on the number of outstanding shares of Aviza common stock and Aviza series A preferred stock and options to purchase Aviza common stock outstanding immediately prior to the effective time of the merger transaction because the Aviza exchange ratio is calculated by dividing (A) the product obtained by multiplying 25 million by the Trikon exchange ratio of 0.333 by (B) the number of shares of Aviza common stock issued and outstanding immediately prior to the effective time of the merger transaction, plus the number of shares of Aviza common stock issuable upon the conversion or exercise of shares of Aviza series A preferred stock and options to purchase shares of Aviza common stock outstanding immediately prior to the effective time of the merger transaction.

Date	Trikon Common Stock	Equivalent Aviza Price per Share	Pro Forma Equivalent per Share Value of Newco Common Stock
March 14, 2005	$1.95	$5.95	$5.85
October 24, 2005	$1.53	$4.75	$4.59

        The above table shows only historical comparisons. These comparisons may not provide meaningful information to Trikon stockholders in determining whether to approve the proposals relating to the merger transaction. Trikon stockholders are urged to obtain current market quotations for Trikon common stock and to review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the proposals contained in this proxy statement/prospectus.

Dividend Policy

        Neither Trikon nor Aviza has ever paid any cash dividends on shares of Trikon common stock or Aviza common stock or Aviza series A, series B or series B-1 preferred stock, respectively. Newco currently anticipates that it will retain all of its future earnings available for distribution to the holders of Newco common stock for use in the expansion and operation of its business, and does not anticipate paying any cash dividends on shares of Newco common stock in the foreseeable future.

        Following the closing of the merger transaction, the existing series B preferred stock and series B-1 preferred stock of Aviza will remain outstanding. Such series B preferred stock and series B-1 preferred stock each has a dividend rate of 8% per annum.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

        The following table sets forth:

  •
  historical book value per share and historical net loss per share data of Trikon and Aviza; and

  •
  unaudited pro forma condensed combined book value per share and unaudited pro forma condensed combined net loss per share data of Newco after giving effect to the merger transaction.

        The unaudited pro forma condensed combined financial data is not necessarily indicative of the net loss per share or book value per share that would have been achieved had the merger transaction been consummated as of the beginning of the periods presented and should not be construed as representative of these amounts for any future dates or periods.

        The information in the table is only a summary and you should read it in conjunction with the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements of Newco" beginning on page 81 and the respective audited and unaudited consolidated financial statements of Trikon and Aviza included in this proxy statement/prospectus, including the notes thereto.

        Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding.

	As of and for the twelve months ended December 31, 2004	As of and for the six months ended June 30, 2005
Historical Condensed Combined Per Share Data of Trikon
Basic and diluted net loss per share	$(0.87)	$(0.49)
Book value per share	$2.58	$2.05
Dividends paid per share	$0.00	$0.00
	As of and for the period from October 7, 2003 through September 24, 2004	As of and for the period from September 25, 2004 through June 24, 2005
Historical Condensed Combined Per Share Data of Aviza and its Predecessor
Basic and diluted net loss per share from continuing operations	$(86.97)	$(30.23)
Book value per share	$(71.16)	$(70.59)
Dividends paid per share	$0.00	$0.00
	As of and for the fiscal year ended September 24, 2004(b)	As of and for the nine months ended June 24, 2005(c)
Pro Forma Newco Condensed Combined Per Equivalent Share Data(a)
Basic and diluted loss per share from continuing operations:
Pro Forma combined	$(3.01)	$(1.89)
Equivalent Aviza loss per share	$(3.06)	$(1.92)
Equivalent Trikon loss per share	$(1.00)	$(0.63)
Book Value per common share:
Pro Forma combined	—	$2.86
Equivalent Aviza book value per common share	—	$2.91
Equivalent Trikon book value per common share	—	$0.95
Dividends paid per common share:
Pro Forma combined	—	—
Equivalent Aviza dividends paid per common share	—	—
Equivalent Trikon dividends paid per common share	—	—

(a)
Based on the assumptions that are more fully described in the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements of Newco" beginning on page 81, approximately 11,826,335 shares of Newco common stock are presumed to be outstanding for the purposes of determining per share information.

(b)
The unaudited pro forma basic and diluted net loss per share from continuing operations for the fiscal year ended September 24, 2004 combines the period from October 7, 2003 through September 24, 2004 for Aviza and the 12 months ended September 30, 2004 for Trikon, and the book value per common share as of September 24, 2004 combines the September 24, 2004 balance sheet for Aviza and the September 30, 2004 balance sheet for Trikon.

(c)
The unaudited pro forma basic and diluted net loss per share from continuing operations for the nine months ended June 24, 2005 combines the 39 weeks ended June 24, 2005 for Aviza and the nine months ended June 30, 2005 for Trikon, and the book value per common share as of June 24, 2005 combines the June 24, 2005 balance sheet for Aviza and the June 30, 2005 balance sheet for Trikon.

FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Newco's, Trikon's and Aviza's financial condition, results of operations and businesses. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "could," "would," "will," "may," "can," "continue," "potential," "should" and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this proxy statement/prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this proxy statement/prospectus. Many of the important factors that will determine these results are beyond Newco's, Trikon's and Aviza's ability to control or predict. Trikon stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Except as otherwise required by law, Newco, Trikon and Aviza do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus.

TRIKON SPECIAL MEETING

General

        This proxy statement/prospectus and related form of proxy are first being mailed by Trikon to holders of Trikon common stock on or about            , 2005 in connection with the solicitation of proxies by the Trikon board of directors in connection with the proposed merger transaction by and between Trikon and Aviza, as described in proposal one below.

Date, Time and Place

        The special meeting of Trikon stockholders will be held on December 1, 2005 beginning at 1:00 p.m. local time at Trikon's corporate headquarters at Ringland Way, Newport, South Wales, NP18 2TA, United Kingdom.

Matters to be Considered

        The special meeting is being held so that Trikon stockholders may consider and vote on the following proposals:

  (1)
  to consider and vote upon a proposal to adopt the merger agreement dated as of March 14, 2005, as subsequently amended, among Trikon, Aviza, Newco, Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, pursuant to which Trikon and Aviza will each become a subsidiary of Newco, and each share of Trikon common stock will be automatically converted into 0.333 of a share of Newco common stock subject to certain potential adjustments as mutually agreed upon by the respective boards of directors of Trikon and Aviza and to approve the merger of Baseball Acquisition Corp. I with and into Trikon;

  (2)
  to consider and vote upon a proposal to approve the amended and restated certificate of incorporation of Newco, including the provisions related to (A) a classified board of directors, (B) restrictions on the ability to remove directors, (C) restrictions on Newco's ability to hold its first annual meeting prior to the 13-month anniversary of the effective time of the merger transaction, (D) restrictions on the ability of stockholders to act by written consent and (E) restrictions on the ability to amend the bylaws and certificate of incorporation of Newco;

  (3)
  to consider and vote on a proposal to approve the Newco 2005 Stock Plan by Newco, effective upon the completion of the proposed merger transaction; and

  (4)
  to consider and vote upon a proposal to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposals.

        Trikon may also transact such other business as may properly come before the meeting or any adjournment, postponement or continuation thereof.

        The Trikon board of directors does not expect any other business to come before the special meeting. The merger agreement is included as Annex A to this proxy statement/prospectus. If the merger transaction is completed, among other things, each outstanding share of Trikon common stock will be automatically converted into shares of Newco common stock at the effective time of the merger transaction according to the Trikon exchange ratio, which is currently expected to be 0.333 shares of Newco common stock for every share of Trikon common stock but may be changed upon the mutual agreement of the respective boards of directors of Trikon and Aviza.

Record Date and Quorum

        The Trikon board of directors has fixed the close of business on October 21, 2005 as the record date for determining the Trikon stockholders entitled to receive notice of and vote at the special meeting. At that time, there were 15,754,985 shares of Trikon common stock outstanding.

        The presence, in person or by proxy, of the holders of a majority of the shares of Trikon common stock outstanding on the record date is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. There must be a quorum in order for the vote on the proposals to occur.

Vote Required

        The holders of a majority of the outstanding shares of Trikon common stock entitled to vote must vote FOR proposal one in order for it to be approved by the requisite vote of Trikon stockholders.

        The holders of a majority of the shares of Trikon common stock entitled to vote and represented, in person or by proxy, at the special meeting must vote FOR each of the five sub-proposals of proposal two and FOR proposal four in order for each to be approved by the requisite vote of Trikon stockholders.

        The holders of shares of Trikon common stock entitled to vote representing a majority of the total votes cast must vote FOR proposal three in order for it to be approved by the requisite vote of Trikon stockholders.

        You are entitled to one vote for each share of Trikon common stock you held on the record date.

Recommendation of the Trikon Board of Directors

        The Trikon board of directors has approved and declared the advisability of the merger agreement and the transactions contemplated by the merger agreement. The Trikon board of directors believes that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Trikon and its stockholders and recommends that you vote FOR each of proposal one (relating to the merger transaction), proposal two (relating to the approval of the certificate of incorporation of Newco), proposal three (relating to the approval of the Newco 2005 Stock Plan) and proposal four (relating to the grant of discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting, if necessary).

Voting of Shares

  General

        Shares may be voted at the special meeting by submitting a proxy in the manner described below or voting in person at the special meeting. To have your shares voted by proxy you must do one of the following: (i) complete and mail to Trikon the enclosed proxy card in the enclosed envelope, (ii) use the telephone number on the proxy card to submit your proxy card telephonically or (iii) visit the website designated on the proxy card to submit your proxy over the Internet. Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted FOR each of the proposals. The proxy holder may vote the proxy in his discretion as to any other matter which may properly come before the meeting.

  Abstentions

        The shares represented by a properly executed proxy marked ABSTAIN as to a particular proposal will not be voted with respect to that proposal at the special meeting. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote AGAINST each of proposal one (relating to the merger transaction), proposal two (relating to the approval of the certificate of incorporation of Newco) and proposal four (relating to the grant of discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting), but will have no effect on the vote related to proposal three (relating to the approval of the Newco 2005 Stock Plan). Approval by Trikon stockholders of proposal one is necessary to complete the merger transaction.

  Broker Non-Votes

        If your shares of Trikon common stock are held by your broker, your broker will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Trikon common stock without specific instructions from you. Because the affirmative vote of a majority of the outstanding shares of Trikon common stock entitled to vote is required to approve proposal one (relating to the merger transaction), if you do not instruct your broker how to vote, it will have the effect of a vote AGAINST proposal one. Because the affirmative vote of a majority of the shares of Trikon common stock entitled to vote and represented, in person or by proxy, at the special meeting is required to approve each of proposal two (relating to the approval of the certificate of incorporation of Newco) and proposal four (relating to the grant of discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting), if you do not instruct your broker how to vote, it will have no effect on the votes related to proposals two and four. Because the affirmative vote of the holders of shares of Trikon common stock entitled to vote representing a majority of the total votes cast is required to approve proposal three (relating to the approval of the Newco 2005 Stock Plan), if you do not instruct your broker how to vote, it will have no effect on the vote related to proposal three.

  Voting Shares in Person that Are Held through Brokers

        If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your shares of Trikon common stock a properly executed legal proxy identifying you as a Trikon stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

Proxies

        Even if you are currently planning to attend Trikon's special meeting, Trikon urges you to submit a properly executed proxy by filling out, signing and sending back the accompanying proxy card, by calling the number indicated on your proxy card or by going to the website designated on your proxy card. You may revoke your proxy at any time before it is exercised by:

  •
  submitting a written notice of revocation to Trikon's corporate secretary;

  •
  submitting a properly executed proxy on a later date; or

  •
  voting in person at the special meeting, but simply attending the special meeting without voting will not revoke an earlier proxy.

        Written notices of revocation and other communications with respect to the solicitation or revocation of proxies should be addressed to:

Trikon Technologies, Inc.
Ringland Way
Newport, South Wales, NP18 2TA
United Kingdom
Attention: Secretary

        If your shares are held in "street name," you should follow the instructions of your broker regarding revocation of proxies.

Solicitation of Proxies

        Trikon will bear the entire cost of soliciting proxies and printing and mailing this proxy statement/prospectus and related materials, except that (i) Trikon and Aviza will each pay for their own fees and expenses associated with preparing this proxy statement/prospectus and related materials and (ii) Newco will pay the SEC filing fees related to the registration statement of which this proxy statements/prospectus is a part.

        In addition to solicitation by mail, the directors, officers and employees of Trikon and Newco may, without additional compensation, solicit proxies from Trikon stockholders by telephone, facsimile or other electronic means or in person. Trikon will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to the beneficial owners of Trikon common stock held of record. Trikon will reimburse these custodians, nominees and fiduciaries for their reasonable expenses in connection with the solicitation of proxies.

        Trikon has retained Georgeson Shareholder, or Georgeson, to assist it with the solicitation of proxies and to verify certain records related to the solicitations. Trikon will pay approximately $12,000, plus reasonable expenses, for these services. Trikon has agreed to indemnify Georgeson against certain liabilities resulting from claims involving Georgeson that directly relate to or arise out of Georgeson's engagement (except for those directly or principally resulting from any gross negligence, bad faith or willful or intentional misconduct by Georgeson). Certain of Trikon's directors, officers and employees may also solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person.

Stockholder Proposals

        Proposals by stockholders submitted pursuant to Rule 14a-8 under the Exchange Act to be presented at the 2005 annual meeting of stockholders must have been received by Trikon at its principal executive offices no later than April 4, 2005 in order to be considered for inclusion in Trikon's proxy materials for that meeting. Trikon has received no such proposals.

PROPOSAL ONE—THE MERGER TRANSACTION

        This section describes material aspects of the proposed merger transaction, including the merger agreement. While Newco, Trikon and Aviza believe that this description covers the material terms of the merger transaction and the merger agreement, this description may not contain all of the information that is important to you. You should read carefully this entire document and the other documents to which Newco, Trikon and Aviza refer, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger transaction and the merger agreement. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement.

Background of the Merger Transaction

        The management and boards of directors of each of Trikon and Aviza continually review their companies' respective market positions in light of the changing competitive environment of the semiconductor industry with the objective of determining what strategic alternatives are available to enhance stockholder value. From time to time, the management of each of Trikon and Aviza have had conversations with other companies to explore opportunities to improve the companies' respective market positions, including through potential acquisitions or dispositions of assets, joint ventures and other strategic transactions.

        The provisions of the merger agreement are the result of arms'-length negotiations conducted among representatives of Trikon and Aviza and their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded the execution of the merger agreement.

  Initial Contacts Between Trikon and Aviza

        On March 10, 2004, Jerry Cutini, Aviza's President and Chief Executive Officer, received an unsolicited e-mail from Carl Brancher, Trikon's Vice President of Corporate Development, in which Mr. Brancher expressed Trikon's interest in exploring a business relationship with Aviza. One week later, at the SEMICON China exposition in Shanghai, China, Mr. Brancher and Mr. Cutini met each other for the first time, discussed Trikon's and Aviza's respective product lines and expertise and exchanged brochures and related materials about the companies' businesses.

        In mid-April 2004, while attending the SEMICON Europa exposition in Munich, Germany, Mr. Cutini met Richard Conn, a member of the Trikon board of directors. Mr. Cutini and Mr. Conn spoke briefly about Trikon's and Aviza's businesses, and Mr. Cutini invited Mr. Conn to visit Aviza's headquarters in Scotts Valley, California.

        On May 20, 2004, Mr. Conn and John Macneil, Trikon's acting President and Chief Executive Officer at that time, visited Mr. Cutini and Patrick O'Connor, Aviza's Executive Vice President and Chief Financial Officer, at Aviza's headquarters in Scotts Valley. Messrs. Cutini and O'Connor gave Messrs. Conn and Macneil a tour of Aviza's headquarters and production facilities, and the four discussed Trikon's and Aviza's respective businesses. It was at this meeting that Mr. Cutini first suggested that Trikon ought to consider a potential business combination with Aviza, rather than a joint development or licensing agreement or similar business relationship.

        On June 1, 2004, Robert R. Anderson and William Elder, members of the Trikon board of directors, met with representatives of Hultquist Capital, LLC, an affiliate of ePlanning Securities, Inc., which we refer to collectively as Hultquist Capital, to discuss engaging Hultquist Capital to assist Trikon in analyzing its strategic position in the semiconductor equipment industry and alternatives for growing stockholder value, including acquisitions, technology licensing, joint ventures or other business combinations.

        Over the course of the month of June 2004, Messrs. Cutini and O'Connor exchanged correspondence with Dr. Macneil and Bill Chappell, Trikon's Chief Financial Officer at that time, including financial information about their respective companies. On June 23, 2004, Dr. Macneil sent correspondence to Mr. Cutini in which he indicated that Trikon was "seriously considering" a potential business combination with Aviza.

        At the SEMICON West exposition in San Francisco, California from July 12 through July 14, 2004, Messrs. Cutini, O'Connor, Macneil and Conn met and discussed their companies' business outlooks for the remainder of 2004 and 2005, and Messrs. Macneil and Conn invited Messrs. Cutini and O'Connor to visit Trikon's headquarters in Newport, South Wales, and Messrs. Macneil, Conn and Elder met with Hultquist Capital to discuss the process of evaluating Trikon's strategic alternatives and how Hultquist Capital might assist.

        On July 19, 2004, Messrs. Cutini and O'Connor and David Fries, the Chairman of the Aviza board of directors, met with Messrs. Macneil, Chappell and Conn and Nigel Wheeler, the Vice Chairman of the Trikon board of directors, at Trikon's headquarters in Newport. Messrs. Macneil, Chappell, Conn and Wheeler gave Messrs. Cutini, O'Connor and Fries a tour of Trikon's headquarters and production facilities, and after executing a mutual non-disclosure agreement in contemplation of the potential exchange of material, non-public information between the parties, the parties presented information about Trikon's and Aviza's businesses, including an overview of the respective companies' financial information.

        On July 26, 2004, at a regularly scheduled meeting, the Trikon board of directors discussed several strategic alternatives, including a potential business combination with Aviza. The Trikon board of directors authorized Trikon's management to formally engage Hultquist Capital as a financial and strategic advisor to consider a range of strategic alternatives for Trikon, including a possible business combination with Aviza. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside legal counsel to Trikon, or WSGR, were also present.

        On July 27, 2004, Dr. Macneil sent correspondence to Mr. Cutini informing him that the Trikon board of directors had decided to appoint Hultquist Capital as Trikon's strategic and financial advisor to assist the Trikon board of directors and management in evaluating a strategic transaction with Aviza.

        On July 30, 2004, members of the Trikon board of directors met with representatives of Hultquist Capital to discuss various strategic alternatives for Trikon.

        On July 30, 2004, Aviza engaged Citigroup Global Markets Inc. as its exclusive financial advisor to assist the Aviza board of directors and management in evaluating a strategic transaction with Trikon.

        On August 6, 2004, Messrs. Cutini and O'Connor exchanged correspondence with representatives of Hultquist Capital and invited them to visit Aviza's headquarters in Scotts Valley.

        On August 10, 2004, Trikon engaged Hultquist Capital as its strategic and financial advisor to assist the Trikon board of directors and management in evaluating Trikon's strategic alternatives for growing shareholder value, including strategic alliances, joint ventures, technology licenses, divestitures or mergers, including an evaluation of a business combination with Aviza as one possible alternative.

        On August 11, 2004, Messrs. Cutini and O'Connor met with representatives of Hultquist Capital at Aviza's headquarters in Scotts Valley. Messrs. Cutini and O'Connor presented the representatives with general corporate information about Aviza before discussing plans for further due diligence investigations of Aviza by Hultquist Capital on behalf of Trikon.

        On August 17 and 18, 2004, representatives of Hultquist Capital returned to Aviza's headquarters in Scotts Valley. Messrs. Cutini and O'Connor gave the representatives a tour of Aviza's headquarters and manufacturing facilities, as well as a more detailed presentation about Aviza's business, including detailed financial information.

        During August 2004, Hultquist Capital developed a list of additional potential partners for a strategic alliance, business combination or other strategic transaction with Trikon for discussion with, and consideration by, the Trikon board of directors.

        On September 1, 2004, Trikon and Aviza amended their mutual non-disclosure agreement to prohibit Trikon from sharing any confidential information about Aviza's business with William Elder, a member of the Trikon board of directors who was at that time also the President, Chief Executive Officer and Chairman of the board of directors of Genus, Inc., which was one of Aviza's competitors. That same day, Mr. Cutini contacted Latham & Watkins LLP, Aviza's outside legal counsel, to inform them about the status of Aviza's discussions with Trikon.

        On September 1 and 2, 2004, representatives of Hultquist Capital met with members of Trikon's management to review and assess Trikon's strategic, market and financial position and to review preliminary discussions between Trikon and potential strategic alliance partners.

        Periodically during the months of September and October 2004, representatives of Hultquist Capital updated members of the Trikon board of directors and management on their efforts to explore alternatives to a strategic transaction with Aviza.

        Over the course of the months of September and October 2004, members of Trikon's management engaged in discussions with investment banks regarding the potential terms and likely success of raising capital through the issuance of equity securities.

        On September 6, 2004, at a regularly scheduled meeting of the Trikon board of directors, representatives of Hultquist Capital provided the Trikon board of directors with an overview of Trikon's strategic, market and financial position within Trikon's market, the results of its due diligence review of Aviza as of that date and a summary of alternatives. Such alternatives were remaining a standalone company, pursuing a business combination with Aviza or, in the event that such a transaction presented itself at a future date, pursuing a business combination with a similar sized or larger publicly traded semiconductor equipment company or a privately held semiconductor equipment company other than Aviza. The Trikon board of directors discussed the potential merits and risks of a strategic transaction with Aviza and with the alternatives thereto. Certain directors expressed a view that remaining independent was an untenable long-term position in light of the scale and resources required to support the global infrastructure necessary to compete effectively in the market for Trikon's products. The Trikon board of directors also discussed characteristics of a suitable merger partner and discussed possibilities. Recognizing that a combination with Aviza met many strategic criteria, the Trikon board of directors instructed the representatives of Hultquist Capital to continue to conduct due diligence on Aviza and to contact other prospects to explore possible strategic alliances or business combinations. Prior to the discussion with the representatives of Hultquist Capital, Mr. Elder recused himself from any further discussion and consideration of a strategic transaction with Aviza. A representative of WSGR also attended the meeting.

        On September 15, 2004, a representative from Hultquist Capital returned to Aviza's headquarters in Scotts Valley for another meeting with Messrs. Cutini and O'Connor, who provided more information about Aviza's business.

        On September 17, 2004, representatives of Citigroup met with Messrs. Cutini and O'Connor at Aviza's headquarters in Scotts Valley and presented information about Trikon's business and comparative information about Trikon and Aviza.

        On September 22 and 23, 2004, Messrs. Cutini and O'Connor and Subrata Chatterji, the Vice President of Aviza's Atomic Layer Deposition, or ALD, Business Unit, met with Chris Dobson, the Chairman of the Trikon board of directors, Messrs. Chappell, Conn and Wheeler and representatives of Hultquist Capital at a hotel in Newport. Both parties presented each other with more detailed information about their respective businesses and discussed the potential synergies that they believed that Trikon and Aviza could achieve through a business combination involving the two companies, and Trikon expressed that it was important to Trikon that Trikon's business initially continued to be operated out of Newport after the closing of the transaction.

        On September 27, 2004, members of the Trikon board of directors and management and representatives of Hultquist Capital met with representatives of a semiconductor equipment manufacturer to exchange information and to discuss a potential strategic transaction.

        On September 28, 2004, Messrs. Cutini and O'Connor met with Messrs. Fries, and Richard Davis, another member of the Aviza board of directors, at Aviza's headquarters in Scotts Valley. Representatives of Citigroup were also present at the meeting. Messrs. Cutini and O'Connor presented a summary of their meetings with Trikon the prior week, and the representatives of Citigroup gave an updated presentation on Trikon's business.

        On September 29, 2004, Mr. Anderson visited Aviza's headquarters in Scotts Valley and met with Messrs. Cutini and O'Connor, as well as with each of Aviza's four Vice Presidents: May Su, the Vice President and General Manager of Aviza's Thermal Business Unit, John Villadsen, Aviza's Vice President of Operations and Customer Support, Rick O'Malley, Aviza's Vice President of Sales, and Mr. Chatterji.

        In September 2004, Dr. Dobson stated his desire that Dr. Macneil continue with the post-merger company for at least one year after the closing of any merger transaction.

        On October 4, 2004, representatives of Citigroup visited Aviza's headquarters in Scotts Valley and gave another presentation about Trikon's business to Messrs. Cutini and O'Connor.

        On October 6 and 7, 2004, Messrs. Cutini, O'Connor, Fries, Davis and Alan Salzman, Managing Director of VantagePoint Venture Partners, or VPVP, Aviza's controlling stockholder, met with Messrs. Macneil, Chappell, Anderson and Conn at Citigroup's offices in New York. Representatives of Citigroup and a representative of WSGR were also present. Messrs. Dobson and Wheeler attended the meeting by telephone. Over the course of the two-day meeting, the parties engaged in extensive discussions about a potential business combination of Trikon and Aviza, including the potential structure, ownership and management of the combined company, where the combined company would be headquartered and what the combined company's plans would be with respect to the operation of Trikon's and Aviza's manufacturing facilities after the closing of the transaction. The parties also discussed the possibility of VPVP continuing to guarantee Aviza's obligations under its credit agreement with Bank of America after the closing of the transaction, as well as the possibility of Trikon and Aviza entering into a joint development agreement with respect to certain deposition processes.

        On October 19, 2004, at a special meeting of the Trikon board of directors, members of the Trikon board of directors and management and representatives of Hultquist Capital reviewed the preliminary results of their financial due diligence on Aviza, financial models for Trikon and for a combined company with Aviza and potential alternatives to a business combination with Aviza. The Trikon board of directors and members of management also discussed potential terms of a joint development agreement with Aviza. Representatives of WSGR were also present.

  Negotiation of the Merger Transaction

        On October 28, 2004, at a special meeting of the Trikon board of directors at which representatives of Hultquist Capital and WSGR were present, the Trikon board of directors further considered the merits and risks of a business combination with Aviza and discussed the terms of a business combination to be proposed to Aviza. After extensive discussion, the Trikon board of directors directed its financial and legal advisors to deliver to the financial advisors to Aviza a preliminary, non-binding term sheet that contemplated a business combination in which Aviza stockholders would own approximately 60% of the combined company's common stock and Trikon stockholders would own approximately 40% of the combined company's common stock, together with an exclusivity agreement. Subsequent to the meeting, the preliminary, non-binding term sheet and exclusivity agreement were delivered as directed.

        On October 28, 2004, Trikon and Aviza entered into the exclusivity agreement pursuant to which both parties agreed to enter into discussions regarding a potential business combination between the two companies and not to take any action to solicit or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any other party regarding any acquisition of Trikon or Aviza until November 27, 2004. Trikon and Aviza subsequently amended the terms of the exclusivity agreement to extend the expiration date of the exclusivity period on November 24, December 3, December 7 and December 22, 2004.

        On November 1, 2004, Latham & Watkins began work on the first draft of the merger agreement, and representatives of Latham & Watkins and WSGR commenced legal due diligence on Trikon and Aviza, respectively.

        On November 2 and 3, 2004, Messrs. Cutini and O'Connor met with Messrs. Macneil and Chappell at Aviza's headquarters in Scotts Valley to begin negotiating the terms of a joint development agreement between Trikon and Aviza with respect to certain deposition processes and to conduct further due diligence with respect to Aviza's business and financial condition.

        On November 5, 2004, Latham & Watkins distributed the first draft of the merger agreement.

        During the week of November 8, 2004, the parties continued their respective business, financial and legal due diligence investigations of each other, and Messrs. Macneil and Cutini continued to negotiate the basic terms of the joint development agreement between Trikon and Aviza.

        On November 8 and 9, 2004, Trikon's management and Trikon's financial advisors and WSGR reviewed the first draft of the merger agreement and prepared detailed comments thereto.

        On November 9, 2004, Mr. O'Connor met with Messrs. Macneil and Chappell at Trikon's headquarters in Newport and the parties engaged in extensive financial due diligence on their respective companies. Mr. O'Connor also met with various members of Trikon's senior management team, including Martin J. Tuffery, who was then Trikon's Controller and is now Trikon's Acting Chief Financial Officer, Andy Noakes, Trikon's Vice President of Sales for Europe and Asia, Dr. John Beauchamp, Trikon's Vice President of Business Efficiency, Christopher Matthews, Trikon's Vice President of Human Resources, and David Butler, Trikon's Director of Marketing.

        On November 10, 2004, WSGR sent Trikon's comments to the first draft of the merger agreement to Latham & Watkins.

        On November 12, 2004, Messrs. Cutini, O'Connor, Fries and Davis and representatives of Latham & Watkins convened via conference call to discuss Trikon's comments to the first draft of the merger agreement, as well as the terms pursuant to which VantagePoint would be willing to continue to guarantee Aviza's obligations under its credit agreement with Bank of America after the closing of the transaction. Later that day, Latham & Watkins distributed the first draft of a stockholder agreement between VantagePoint and Trikon that reflected these proposed terms.

        The week of November 15, 2004, the parties continued their respective business, financial and legal due diligence investigations of each other.

        On November 15, 2004, Messrs. Cutini and Macneil exchanged correspondence about certain terms of the joint development agreement and continued to negotiate those terms.

        On November 16, 2004, at a regularly scheduled meeting of the Trikon board of directors, Mr. Anderson updated the members of the Trikon board of directors on the status of the negotiations with Aviza. In addition, members of management and representatives of WSGR reviewed the material terms of the draft merger agreement and stockholder agreement and the status of the due diligence that had been performed on Aviza to that date.

        On November 16, 2004, Latham & Watkins distributed a revised draft of the merger agreement.

        On November 17, 18 and 19, 2004, members of Trikon's management and Trikon's financial advisors and outside legal counsel reviewed the second draft of the merger agreement and the draft of the stockholder agreement.

        During the week of November 22, 2004, the parties continued their respective business, financial and legal due diligence investigations of each other.

        On November 22, 2004, at a special meeting of the Trikon board of directors, after discussion of potential investment banks to render a fairness opinion in connection with the transaction, the board authorized and directed Trikon's management to engage Adams Harkness. Mr. Anderson also updated the members of the Trikon board of directors on the status of the negotiations with Aviza. A representative of WSGR was also present.

        On November 23, 2004, Trikon engaged Adams Harkness to deliver a written opinion (if appropriate) to the Trikon board of directors as to the fairness, from a financial point of view, of the consideration to be paid or the exchange ratio to be employed in connection with the transaction.

        Also on November 23, 2004, representatives of Latham & Watkins and WSGR convened via conference call to discuss the revised draft of the merger agreement and the first draft of the stockholder agreement.

        On November 24, 2004, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell and representatives of WSGR updated the members of the Trikon board of directors on the status of the negotiations with Aviza. The Trikon board of directors further considered the transaction with Aviza and the alternatives thereto.

        During the week of November 29, 2004, the parties continued their respective business, financial and legal due diligence investigations of each other.

        On November 29, representatives of Latham & Watkins and WSGR convened via conference call to discuss the merger and stockholder agreements.

        On November 30, 2004, Latham & Watkins distributed a revised draft of the merger agreement. That same day, Messrs. Cutini and Macneil continued negotiating the terms and provisions of the joint development agreement.

        On December 1, 2004, Messrs. Cutini, O'Connor, Fries and Davis met with Messrs. Macneil, Chappell and Anderson at the offices of Latham & Watkins in Menlo Park, California to negotiate the terms of the merger, stockholder and joint development agreements. Representatives of Hultquist Capital, Citigroup, Latham & Watkins and WSGR were also present at the meeting. The parties extensively negotiated the terms and provisions of each of these agreements. As a result of these negotiations, the parties reached tentative agreement on a number of key provisions of these agreements, but were unable to reach agreement on a number of other important issues.

        At the conclusion of the parties' meeting on the evening of December 1, 2004, Trikon communicated its unwillingness to execute a merger agreement prior to receiving Aviza's audited financial statements for the fiscal year ended September 24, 2004, which were not available at the time of the meeting. The parties agreed to continue their respective due diligence investigations of each other and to continue negotiating the terms and provisions of the merger, stockholder and joint development agreements in the interim.

        On December 3, 2004, Latham & Watkins distributed a revised draft of the merger agreement.

        On December 5, 2004, Latham & Watkins distributed a revised draft of the stockholder agreement.

        Also on December 5, 2004, a preliminary draft of the employment agreement between Dr. Macneil and Newco was delivered to Dr. Macneil. Dr. Macneil and Newco negotiated and revised the employment agreement over the ensuing weeks, but the negotiations had no effect on the Trikon exchange ratio.

        On December 6, 2004, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the results of the meeting with Aviza and its financial and legal advisors on December 1, 2004. Representatives of WSGR updated the Trikon board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents, and Dr. Macneil updated the Trikon board of directors on the negotiations with respect to the joint development agreement. The Trikon board of directors further considered the risks and merits of a transaction with Aviza and agreed that receipt of Aviza's audited financial statements was a necessary part of Trikon's due diligence review.

        On December 7, 2004, a representative from WSGR called a representative from Latham & Watkins to communicate Trikon's position on a number of significant outstanding issues and Trikon's intent to continue to negotiate with Aviza toward a potential merger transaction.

        On December 8, 2004, Trikon and Aviza exchanged the first drafts of their respective disclosure schedules to the merger agreement.

        During the week of December 13, 2004, the parties continued their respective business, financial and legal due diligence investigations of each other.

        On December 14, 2004, representatives of Latham & Watkins and WSGR convened via conference call to discuss Trikon's comments to the latest version of the stockholder agreement.

        On December 16, 2004, Mr. Cutini and Dr. Macneil met at Trikon's headquarters in Newport to continue their negotiations of the terms and provisions of the joint development agreement. Late that evening, Latham & Watkins distributed a revised draft of the joint development agreement.

        On December 22, 2004, Latham & Watkins distributed a further revised draft of the stockholder agreement.

        On December 23, 2004, representatives for Latham & Watkins and WSGR convened a conference call to discuss the open issues on the stockholder agreement. Separately that same day, Mr. Cutini and Dr. Macneil spoke telephonically about these issues, as well as the open issues on the merger agreement.

        During the week of January 3, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other.

        On January 8, 2005, Mr. Cutini sent a draft of Aviza's 2004 financial statements, together with a copy of Aviza's updated operating plan and financial projections for its 2005 fiscal year, to Messrs. Macneil, Chappell and Anderson.

        On January 10 and 11, 2005, at a regularly scheduled meeting of the Trikon board of directors, representatives of Hultquist Capital updated the members of the Trikon board of directors on the results of their due diligence review as of that date and on the status of negotiations with Aviza. The representatives of Hultquist Capital provided their views on the strategic, market and financial position of Trikon on a standalone basis and reviewed strategic alternatives. Such alternatives were pursuing a business combination with Aviza or, in the event that such a transaction presented itself at a future date, pursuing a business combination with a similar sized or larger publicly traded semiconductor equipment company or a privately held semiconductor equipment company other than Aviza.

        On January 11, 2005, following a discussion with members of the Trikon board of directors, representatives of WSGR called representatives of Latham & Watkins to communicate Trikon's position on the outstanding significant issues on the merger agreement and the stockholder agreement.

        On January 14, 2005, Latham & Watkins distributed revised drafts of the merger and stockholder agreements.

        On January 19, 2005, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the status of the negotiations with Aviza. Representatives of WSGR updated the Trikon board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents, and Dr. Macneil updated the board on the negotiations with respect to the joint development agreement. The Trikon board of directors further considered the potential merits and risks of a business combination with Aviza as well as strategic alternatives, including remaining a standalone company. Later that day, representatives of WSGR called representatives of Latham & Watkins to convey Trikon's comments to the revised drafts of the merger and stockholder agreements.

        On January 21, 2005, representatives of Latham & Watkins and WSGR convened via conference call to discuss the open issues on the merger and stockholder agreements. That evening, Deloitte & Touche LLP, independent auditors for Aviza, released its audit report on Aviza's financial statements for Aviza's fiscal year ended September 24, 2004.

        During the week of January 24, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their respective disclosure schedules to the merger agreement.

        On January 24, 2005, Latham & Watkins distributed revised drafts of the merger and stockholder agreements, together with Aviza's audited financial statements for its fiscal year ended September 24, 2004.

        On January 26, 2005, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the status of the negotiations with Aviza and representatives of WSGR updated the Trikon board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents. Representatives of Hultquist Capital also attended the meeting and provided financial advice to the Trikon board of directors.

        On January 27, 2005, representatives of WSGR called representatives of Latham & Watkins to convey Trikon's comments to the revised versions of the merger and stockholder agreements.

        On January 28, 2005, at a special meeting of the Trikon board of directors, representatives of Adams Harkness reviewed the financial aspects of the proposed business combination with Aviza and outlined the analyses they expected to use to consider whether the exchange ratio was fair, from a financial point of view, to the shareholders of Trikon. Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the status of the negotiations with Aviza. Representatives of WSGR updated the Trikon board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents. Representatives of Hultquist Capital attended part of the meeting.

        Also on January 28, 2005, Messrs. O'Connor and Chappell spoke via telephone about the terms of Messrs. Macneil's and Chappell's employment agreements with Newco, and representatives of Latham & Watkins called representatives of WSGR to communicate Aviza's responses to Trikon's comments to the revised versions of the merger and stockholder agreements.

        During the week of February 7, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their disclosure schedules to the merger agreement.

        On February 7, 2005, representatives of WSGR called representatives of Latham & Watkins with additional comments from Trikon to the stockholder agreement.

        On February 8, 2005, representatives of WSGR called representatives of Latham & Watkins with additional comments from Trikon to the merger agreement.

        On February 9, 2005, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the status of the negotiations with Aviza. Representatives of WSGR outlined the terms of the proposed merger agreement and the stockholder agreement and the remaining material open issues, the potential risks of the proposed transaction and other legal issues associated with the proposed business combination. The WSGR representatives also summarized the results of its due diligence review of Aviza. Representatives of Hultquist Capital advised the Trikon board of directors as to financial and strategic aspects of the proposed transaction as well as reported feedback regarding strategic alternatives to the Aviza transaction. The Trikon board of directors further considered the potential merits and risks of a business combination with Aviza. The Trikon board of directors then discussed the retention of Dr. Macneil, Dr. Dobson and Mr. Wheeler, the Trikon directors who would not continue on the board of directors of New Athletics if the business combination is consummated. The remaining directors discussed the issue and took the actions described under the section entitled "Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza" beginning on page 129. These actions had no effect on the structure of the merger transaction or on the Trikon exchange ratio.

        On February 11, 2005, Mr. Cutini spoke with Messrs. Macneil and Anderson via telephone to discuss the remaining open issues on the merger and stockholder agreements. That same day, Mr. O'Connor spoke to representatives of Adams Harkness and provided them with additional financial information.

        On February 12, 2005, Latham & Watkins distributed revised versions of the merger and stockholder agreements.

        During the week of February 14, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their disclosure schedules to the merger agreement.

        On February 15, 2005, Messrs. Cutini, O'Connor, Fries, Davis, Macneil, Chappell and Anderson convened via conference call to discuss a number of due diligence matters and the remaining open issues on the merger and stockholder agreements. Representatives of Latham & Watkins and WSGR also participated on the conference call. The parties also discussed timing issues surrounding the execution of the joint development agreement and the commencement of work and the payments due from Aviza to Trikon thereunder.

        On February 17, 2005, at a special meeting of the Trikon board of directors, Messrs. Anderson, Macneil and Chappell updated the members of the Trikon board of directors on the status of the negotiations with Aviza. Representatives of WSGR updated the Trikon board of directors on the status of the material outstanding issues with respect to the merger and related transaction documents. Dr. Macneil updated the Trikon board of directors on the status of the negotiations regarding the joint development agreement. The Trikon board of directors discussed in detail the terms of the joint development agreement and the proposed timing of execution and delivery of payments by Aviza under its proposed terms. Later that day, representatives of WSGR called representatives of Latham & Watkins to update them on Trikon's board meeting earlier that day, and in particular on the position of the Trikon board of directors concerning the joint development agreement.

        On February 18, 2005, Latham & Watkins distributed further revised versions of the merger and stockholder agreements.

        During the week of February 21, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their disclosure schedules to the merger agreement.

        During the week of February 28, 2005, the parties continued their respective business, financial and legal due diligence investigations of each other and exchanged revised versions of their disclosure schedules to the merger agreement.

        On March 2, 2005, Messrs. Cutini, O'Connor, Fries and Davis convened a conference call with representatives of Latham & Watkins to finalize the proposed terms of Aviza's series B preferred stock. Later that day, Latham & Watkins distributed a draft of Aviza's restated certificate of incorporation, as well as revised drafts of the merger and stockholder agreements to reflect Aviza's proposed issuance of this new series of preferred stock in furtherance of the joint development agreement.

        On March 8, 2005, representatives of WSGR called representatives of Latham & Watkins with comments to the draft of Aviza's restated certificate of incorporation, as well as additional comments to the merger and stockholder agreements.

        On March 9, 2005, a final draft of Dr. Macneil's employment agreement was delivered by Mr. Cutini to Dr. Macneil, and on March 11, 2005, Dr. Macneil entered into the employment agreement.

        On March 10, 2005, at a special meeting of the Trikon board of directors, representatives of Hultquist Capital discussed the proposed Aviza transaction with the Trikon board of directors. Such discussion included discussion of the financial analyses set forth in the section entitled "Hultquist Capital, LLC Financial Analysis" beginning on page 119. Representatives of WSGR outlined the terms of the proposed merger agreement and the stockholder agreement, the potential risks of the proposed merger transaction and other legal issues associated with the proposed business combination. The WSGR representatives also reviewed in detail the principal terms of the proposed merger agreement and related agreements and summarized the remaining material open items. The WSGR representatives also updated the Trikon board of directors on the results of its due diligence review of Aviza since its prior presentation to the Trikon board of directors. Representatives of Cox, Castle & Nicholson LLP, special environmental counsel to the Trikon board of directors, summarized the results of its environmental due diligence review of Aviza. Representatives of WSGR reviewed the fiduciary duties of the Trikon board of directors and the process that had been followed in connection with the merger transaction. The Trikon board of directors reviewed and discussed the principal issues in the proposed merger transaction, and the proposed corporate structure, exchange ratios, closing conditions, termination rights, termination fees, stockholder agreement, post-closing financial support obligations, the written consent to be provided by the stockholders of Aviza adopting the merger agreement and approving the merger transaction and all related transactions and the limitations on Trikon's ability to consider alternative proposals. The Trikon board of directors also considered the terms of the joint development agreement. After extensive discussion, the Trikon board of directors authorized management to proceed with the negotiation of the merger agreement and related documents.

        On March 10, 2005, Latham & Watkins distributed revised versions of the merger and stockholder agreements, and the parties exchanged comments to their respective disclosure schedules to the merger agreement and finalized the terms of the joint development agreement. Later that evening, Latham & Watkins distributed revised versions of the merger, stockholder and joint development agreements and related materials to the Aviza board of directors.

        Late in the afternoon on March 14, 2005, at a special meeting of the Trikon board of directors, representatives of Hultquist Capital and members of Trikon's management provided the Trikon board of directors with an update on Aviza's recent business and financial performance. Representatives of

WSGR responded to questions from the members of the Trikon board of directors. Representatives of Adams Harkness reviewed the financial terms of the proposed merger transaction and delivered its oral opinion, subsequently confirmed in writing, to the Trikon board of directors that, as of March 14, 2005, and based upon and subject to the factors and assumptions set forth in its opinion, the Trikon exchange ratio was fair, from a financial point of view, to the holders of Trikon common stock. Following the presentations, and after extensive further discussion, the Trikon board of directors approved and declared the advisability of the merger agreement and the transactions contemplated by the merger agreement and the joint development agreement.

        On March 14, 2005, the Aviza board of directors adopted resolutions by unanimous written consent approving and declaring the advisability of the merger agreement and approving the merger transaction and all related transactions.

        Following the approval and the merger agreement by the Aviza board of directors, the parties executed the merger, stockholder and joint development agreements and, subsequent to the parties' execution of the merger agreement, Aviza stockholders adopted the merger agreement by written consent. The merger transaction was announced by press release on the morning of March 15, 2005 prior to the opening of market trading.

        On June 23, 2005, Trikon and Aviza amended the merger agreement to change the date on which either party could terminate the merger agreement if the merger had not been completed by such date from September 30, 2005 to October 31, 2005.

        On October 27, 2005, Trikon and Aviza amended the merger agreement to change the date on which either party could terminate the merger agreement if the merger had not been completed by such date from October 31, 2005 to December 31, 2005.

Trikon's Reasons for the Merger Transaction

        In reaching its decision to approve and declare the advisability of the merger agreement and the Trikon merger, the Trikon board of directors consulted with Trikon's management and its financial and legal advisors, and considered a number of factors. In its decision to recommend and approve the merger transaction, the most important factors identified by the Trikon board of directors were the following:

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  the potential strategic benefits of the merger transaction including:

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  the belief that Newco will be better positioned to provide a broader product and technology portfolio to its global customers;

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  the belief that Newco will have an enhanced position as a global solutions provider by combining front-end-of-the-line tools and processes with back-end-of-the-line tools and process offerings;

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  the belief that Newco can combine resources to improve each company's customer support and service;

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  the belief that the complementary product and service offerings of the two companies—such as combining Trikon's product portfolio consisting of plasma etch, physical vapor deposition and chemical vapor deposition systems and Aviza's thermal processing and ALD tools—will allow Newco to better address customer demand, which will yield additional revenue opportunities;

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  the potential to leverage Trikon's existing sales force to reach a more expansive customer base;

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  the potential for Newco to access a broader geographic market reach than Trikon has traditionally enjoyed, particularly in Asia;

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    the potential of combining leading-edge research and development investments; and

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    the increased financial strength and operational efficiencies that Newco can potentially deliver;

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  historical information concerning Trikon's and Aviza's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including the results of operations for each company;

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  Trikon's management's view of the financial condition, results of operations and businesses of Trikon and Aviza before and after giving effect to the merger transaction including:

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  the belief that Newco could experience faster revenue growth, with a broader portfolio and a larger global infrastructure, and achieve positive cash flow and profitability quicker than Trikon could on a stand-alone basis;

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  the belief that Newco's balance sheet will be viewed by customers as stronger than Trikon's balance sheet on a stand-alone basis and that Newco could therefore be considered as more financially viable;

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  the belief that Newco will be able to achieve cost synergies; and

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  the belief that Newco will have enhanced access to financing sources necessary to fund its business as compared to Trikon's access on a stand-alone basis;

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  the financing support to be provided to Newco by VantagePoint pursuant to the terms of the second amended and restated stockholder agreement;

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  current financial market conditions and historical market prices, volatility and trading information with respect to Trikon common stock reflecting, among other things, a shortage of analyst coverage, institutional support and investor interest, which potentially could be improved as part of a larger combined company;

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  the consideration to be received by Trikon's and Aviza's respective stockholders as a result of the merger transaction and a comparison of comparable transactions;

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  the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

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  the diminished prospects of Trikon as an independent company when compared to the prospects of Aviza and Trikon as a combined entity;

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  the potential for other third parties to enter into strategic relationships with or to acquire Trikon or Aviza;

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  financial analysis prepared by Hultquist Capital, which is described in the section entitled "Hultquist Capital, LLC Financial Analysis" beginning on page 119 and pro forma and other information with respect to the companies presented to the Trikon board of directors;

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  the presentation by representatives of Adams Harkness, including Adams Harkness' fairness opinion as of March 14, 2005, subject to the assumptions made, matters considered and limitations on the review undertaken in connection with the fairness opinion, that the Trikon exchange ratio was fair, from a financial point of view, to holders of Trikon common stock (please read Annex D carefully and see the section entitled "Opinion of Adams Harkness, Inc." beginning on page 112);

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  the expectation that the merger transaction will qualify as a tax-free exchange for the Trikon stockholders for United States federal income tax purposes;

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  the nature of Trikon's stockholder constituency and the absence of voting agreements that "lockup" the vote of the Trikon stockholders with regard to the adoption of the Trikon merger agreement;

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  the expected impact of the merger transaction on Trikon's customers. The Trikon board of directors believes that Trikon's customers will benefit from:

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  a broader product portfolio and deeper service organization;

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  strategic partners, who may enjoy a greater geographic reach and additional customer solutions; and

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  employees who may have an opportunity to grow with an organization that has better financial backing and expanded market opportunities; and

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  the results of the due diligence investigation of Aviza performed by Trikon's management, legal and financial advisors, which underscored the belief of the Trikon board of directors that the merger transaction represents a reasonable and fair transaction to Trikon and its stockholders.

        The Trikon board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger transaction, including, but not limited to:

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  the risk that the potential benefits sought in the merger transaction might not be fully realized;

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  the possibility that the merger transaction might not be completed despite the parties' efforts, even if approved by Trikon stockholders;

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  the effect of public announcement of the merger transaction on:

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  Trikon's ability to attract and retain key management, marketing and technical personnel, and

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  the progress and status of certain projects and customer accounts;

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  the substantial charges to be incurred in connection with the merger transaction, including the costs of integrating the businesses and the merger transaction expenses arising from the merger transaction;

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  the risk that, despite the efforts of Newco, key technical and management personnel might not remain employed by Newco;

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  the challenges of integrating the businesses of Trikon and Aviza, which may be enhanced by the geographic separation of the companies;

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  the effect that pursuing the merger transaction in lieu of additional financing may have on Trikon's liquidity needs if the merger transaction is not completed and the cash flow challenges that may be experienced by Newco if the merger transaction is completed;

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  the risk associated with the fact that Newco will be controlled by affiliates of VantagePoint who will be able to exercise significant control over the corporate activities of Newco;

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  the interests of certain officers and directors of Trikon in the merger transaction, including the matters disclosed in the section entitled "Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza" beginning on page 129; and

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  various other risks described in the section entitled "Risk Factors" beginning on page 15.

        The foregoing discussion includes the material factors considered by the Trikon board of directors. In view of the complexity and wide variety of information and factors, both positive and negative considered by the Trikon board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Trikon board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Trikon board of directors conducted an overall analysis of the factors described above, including discussions with Trikon's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Trikon board of directors may have given different weight to different factors.

Recommendation of the Trikon Board of Directors

        After careful consideration of all of the factors described above, the Trikon board of directors determined that the merger agreement and the proposed merger transaction are advisable, fair to, and in the best interests of, Trikon and its stockholders. The Trikon board of directors recommends that Trikon stockholders vote FOR adoption of the merger agreement and approval of the Trikon merger.

        In considering the recommendation of the Trikon board of directors with respect to the merger transaction, Trikon stockholders should be aware that certain directors and officers of Trikon have interests in the merger transaction that are different from, or are in addition to, the interests of Trikon stockholders generally. See the section entitled "Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza" beginning on page 129.

Opinion of Adams Harkness, Inc.

        Pursuant to the terms of the engagement letter dated November 23, 2004, Adams Harkness was retained by the Trikon board of directors to render an opinion (if appropriate) as to the fairness, from a financial point of view, to the stockholders of Trikon of the Trikon exchange ratio in connection with the merger transaction. Trikon's board of directors selected Adams Harkness based on its qualifications, expertise and reputation. Adams Harkness is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes.

        On March 14, 2005, in connection with the evaluation of the merger transaction by the Trikon board of directors, Adams Harkness provided an oral fairness opinion, which fairness opinion was subsequently confirmed by delivery of a written opinion dated March 14, 2005, that, as of the date of such opinion, the Trikon exchange ratio was fair, from a financial point of view, to the holders of Trikon common stock. The full text of the fairness opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The fairness opinion does not constitute a recommendation as to how any stockholder of Trikon should vote with respect to the merger transaction at the special meeting of stockholders of Trikon. The description of the fairness opinion is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to, and should, read the fairness opinion in its entirety.

        In conducting its analyses and in arriving at its fairness opinion, Adams Harkness reviewed the information and took into account the investment, financial and economic factors it deemed relevant and material. Adams Harkness, among other things:

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  reviewed certain publicly available financial statements and other business and financial information of Trikon and Aviza, respectively;

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  reviewed certain internal financial statements and other financial and operating data concerning Trikon and Aviza prepared by the managements of Trikon and Aviza, respectively;

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  considered certain financial forecasts prepared by the managements of Trikon and Aviza;

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  discussed the past and current operations and financial condition, and the prospects of Newco, Trikon and Aviza including information relating to strategic, financial and operational benefits anticipated from the merger transaction, with senior executives of Trikon and Aviza;

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  reviewed the reported prices and trading activity for Trikon common stock;

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  compared the financial performance of Trikon and the prices and trading activity of Trikon common stock with those of certain other comparable publicly traded companies and their securities;

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  compared the financial performance of Aviza with that of certain other comparable publicly traded companies;

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  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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  reviewed and analyzed the potential pro forma financial effects of the merger transaction on the projected financial results of the consolidated entity;

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  reviewed and analyzed the current capitalization of each of Trikon and Aviza, as well as the projected pro forma capitalization of Newco after giving effect to the merger transaction;

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  reviewed the merger agreement and certain related documents; and

  •
  considered such other factors and performed such other analyses as it deemed appropriate.

        In rendering its fairness opinion, Adams Harkness relied upon the information it received from Trikon and Aviza and assumed that all the information provided was complete and accurate in all material respects. Adams Harkness did not independently verify any information received from Trikon or Aviza. Adams Harkness also relied on the assurances of the management of Trikon and Aviza that they were not aware of any facts that would make such information misleading. Adams Harkness assumed that:

  •
  with respect to any forecasts reviewed relating to the prospects of Newco, Trikon or Aviza including information relating to the strategic, financial and operational benefits anticipated from the merger transaction, that such forecasts were reasonably prepared on bases reflecting the best then-available estimates and judgments of management of Trikon and Aviza;

  •
  any material liabilities (contingent or otherwise, known or unknown) of Newco, Trikon or Aviza were as set forth in the historic and projected financial statements of each company, respectively;

  •
  obtaining any necessary regulatory and third-party approvals and consents for the merger transaction would not have a material adverse effect on Trikon, Aviza or the contemplated benefits of the merger transaction;

  •
  the merger transaction would be completed in accordance with the terms set forth in the merger agreement;

  •
  the Trikon merger would be treated as a tax-free reorganization pursuant to the Internal Revenue Code and the regulations promulgated thereunder; and

  •
  the merger transaction would qualify as an exchange as described in Section 351 of the Internal Revenue Code and the regulations promulgated thereunder.

        In conducting its analyses to support its fairness opinion, Adams Harkness did not conduct, nor was it provided with, an independent valuation or appraisal of any of the assets of Trikon or Aviza. Adams Harkness' fairness opinion did not predict or take into account any possible financial, economic and securities market conditions that may occur, or information that may become available, after the date of its fairness opinion.

        In developing its fairness opinion, Adams Harkness conducted the following analyses:

  •
  an analysis in which certain valuation metrics derived from selected comparable public companies were compared to the same metrics of Newco and Trikon, referred to as the peer group analysis;

  •
  an analysis in which the percentage of Newco common stock to be received by Trikon stockholders as a result of the merger transaction, in aggregate, was compared to the percentage of various financial metrics of Newco that were expected to be derived from the assets and operations of Trikon, referred to as the contribution analysis; and

  •
  an analysis in which certain valuation metrics derived from selected precedent transactions were applied to the relevant metrics of Trikon and compared to the valuations derived from the peer group analysis, referred to as the precedent transaction analysis.

        In arriving at its fairness opinion, Adams Harkness considered all of the financial and comparative analyses it performed and did not attribute any particular weight to any individual analysis it considered or reach specific conclusions with respect to any such analysis. Rather, Adams Harkness made its determination as to the fairness of the Trikon exchange ratio, from a financial point of view, to the holders of Trikon common stock on the basis of its experience and professional judgment after considering the collective results of all of the analyses described in the following pages.

        The financial and comparative analyses summarized below include information presented in tabular format. In order to fully understand Adams Harkness' financial and comparative analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses. Considering the data in the tables below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Adams Harkness' financial and comparative analyses.

  Peer Group Analysis

        For the purposes of this analysis, Adams Harkness identified the following group of 14 publicly traded companies (referred to as the peer group companies) that it deemed comparable to Trikon, Aviza and Newco. Each of the peer group companies was selected based upon the similarity of the services it offers and the similarity of the markets it serves to those of Trikon and Aviza, and to those proposed to be offered and served by Newco. Specifically, each of the peer group companies is a provider of semiconductor wafer processing equipment. Within these criteria of selection, Adams Harkness did not exclude any particular company from the peer group companies.

Company	Enterprise Value(1)
($ In Millions)
AIXTRON Aktiengesellschaft	$250.5
Applied Materials, Inc.	$21,822.4
ASM International N.V.	$1,016.4
Axcelis Technologies, Inc.	$754.2
FSI International, Inc.	$112.3
Genus, Inc.	$61.9
Ibis Technology Corporation	$19.1
Lam Research Corporation	$3,361.9
Mattson Technology, Inc.	$353.1
Novellus Systems, Inc.	$3,436.6
Semitool, Inc.	$268.9
Tegal Corporation	$51.2
Varian Semiconductor Equipment Associates, Inc.	$956.6
Veeco Instruments Inc.	$543.6

        Adams Harkness identified the following group of 11 companies from within the peer group companies that had revenues of less than $1 billion for the last 12 months (referred to as the small cap peer group companies). Based on this additional criterion, three companies that were included in the peer group companies (specifically, Applied Materials, Inc., Lam Research Corporation, and Novellus Systems, Inc.) were not included in the small cap peer group companies. The small cap peer group companies were comprised of:

Company	Enterprise Value(1)
($ In Millions)
AIXTRON Aktiengesellschaft	$250.5
ASM International N.V.	$1,016.4
Axcelis Technologies, Inc.	$754.2
FSI International, Inc.	$112.3
Genus, Inc.	$61.9
Ibis Technology Corporation	$19.1
Mattson Technology, Inc.	$353.1
Semitool, Inc.	$268.9
Tegal Corporation	$51.2
Varian Semiconductor Equipment Associates, Inc.	$956.6
Veeco Instruments Inc.	$543.6

(1)
Enterprise value is the total market value of equity plus total debt less cash and marketable securities. Data was derived from SEC filings and share prices as of the close of trading on March 14, 2005.

        Adams Harkness analyzed certain operating performance characteristics and public market valuation metrics of Newco and Trikon provided to Adams Harkness by the management teams of Trikon and Aviza, and compared them to those same metrics derived from publicly available information, for each of the peer group companies and the small cap peer group companies, as applicable. Such information included:

  •
  last 12 months (referred to as LTM) and 2005 estimated (referred to as 2005E) revenue;

  •
  LTM Earnings Before Interest Taxes Depreciation and Amortization (referred to as EBITDA) and 2005E EBITDA;

  •
  LTM earnings per share (referred to as EPS) and 2005E EPS;

  •
  ratio of enterprise value to LTM revenue (referred to as the LTM Revenue Multiple) and to 2005E revenue (referred to as 2005E Revenue Multiple);

  •
  ratio of enterprise value to LTM EBITDA and to 2005E EBITDA; and

  •
  ratio of share price to LTM EPS and 2005E EPS.

        Adams Harkness calculated a range of implied values to be received for each share of Trikon common stock by dividing the products of the low, median and high of the LTM Revenue Multiple and the 2005E Revenue Multiple for both the peer group companies and the small cap peer group companies and the pro forma LTM revenue and 2005 projected revenue of Newco, respectively, by the fully diluted number of shares outstanding after consummation of the merger transaction. Adams Harkness also calculated implied values to be received for each share of Trikon common stock by dividing the products of each of the LTM Revenue Multiple and the 2005E Revenue Multiple of Trikon and the pro forma LTM revenue and 2005 projected revenue of Newco, respectively, by the projected fully diluted number of shares outstanding after consummation of the merger transaction. The results of those calculations are summarized below:

	Implied Value to be Received for Each Share of Trikon Common Stock
	Low	Median	High
Peer Group Companies Trading Multiples
LTM Revenue Multiple	$3.40	$5.39	$10.80
2005E Revenue Multiple	$3.97	$7.04	$12.44
Small Cap Peer Group Companies Trading Multiples
LTM Revenue Multiple	$3.40	$5.22	$10.80
2005E Revenue Multiple	$3.97	$5.92	$7.61
Trikon Trading Multiples
LTM Revenue Multiple	N/A	$1.57	N/A
2005E Revenue Multiple	N/A	$1.71	N/A

        Adams Harkness noted that, as of the close of trading on March 14, 2005, Trikon's share price was $1.95.

        Adams Harkness noted that the range of implied values to be received for each share of Trikon common stock determined as a result of the Trikon trading multiples analysis was less than the closing trading price of Trikon on March 14, 2005. However, as discussed above, in arriving at its fairness opinion, Adams Harkness considered all of the financial and comparative analyses it performed and did not attribute any particular weight to any individual analysis it considered nor did it reach specific conclusions with respect to such analysis. Adams Harkness further noted that Newco, in combining the operations of both Trikon and Aviza, is estimated to have, among other things, substantially more revenues and a broader product offering. As such, Newco may be more comparable, in some respects, than Trikon, to the companies included in the peer group analysis and the small cap peer group analysis and may trade at valuation multiples more in line with the valuation multiples of the peer group companies and the small cap peer group companies than Trikon does. Adams Harkness noted that the implied value to be received for each share of Trikon common stock based on the Peer Group Companies' Trading Multiples and Small Cap Peer Group Companies' Trading Multiples supported its determination that the exchange ratio was fair, from a financial point of view, to the holders of Trikon common stock.

  Contribution Analysis

        Adams Harkness performed a contribution analysis in which it reviewed certain historical and estimated future operating and financial information for Newco, Trikon and Aviza provided to it by the management teams of Trikon and Aviza. This analysis was based on the relative contributions of each of Trikon and Aviza to Newco's pro forma revenue, gross profit and operating expenses for the LTM and calendar 2005E periods. The following table presents the results of the contribution analysis:

	Trikon	Aviza	Newco Pro Forma
LTM Gross Revenue	22.5%	77.5%	100%
LTM Gross Profit	34.4%	65.6%	100%
LTM Operating Expenses	42.7%	57.3%	100%
2005E Gross Revenue	26.3%	73.7%	100%
2005E Gross Profit	39.5%	60.5%	100%
2005E Operating Expenses	40.3%	59.7%	100%

        Based on the capitalization figures provided to Adams Harkness by the management of Trikon and Aviza, as applicable, the estimated percentage ownership of Trikon stockholders in Newco was approximately 41.6% on a fully diluted basis. Adams Harkness noted that Trikon's implied contribution based on this analysis compared favorably to the 41.6% ownership to be received by Trikon stockholders as a result of the merger transaction, as Trikon's expense contributions, with the exception of 2005E operating expenses, were greater than 41.6%, while Trikon's revenue and gross profit contribution were less than 41.6%. These findings supported Adams Harkness' determination that the exchange ratio was fair, from a financial point of view, to holders of Trikon's common stock.

  Precedent Transaction Analysis

        Adams Harkness performed a precedent transaction analysis in which it assessed the transaction premiums and relative valuations associated with 16 selected precedent transactions (including two pending transactions) that it deemed comparable to the contemplated merger transaction. Each of these transactions was publicly announced after January 1, 2000, involved the acquisition of a public company and was selected based on the similarity of services offered and markets served by the target company to those of Trikon and Aviza, and to those proposed to be offered and served by Newco. Specifically, each of the target companies was engaged in providing semiconductor manufacturing equipment. Within these criteria of selection, Adams Harkness did not exclude any particular transactions from this analysis.

        Premiums paid in precedent public company change of control transactions typically imply the range of consideration acquirors are willing to pay above a seller's stock price prior to or at the time of the announcement of the relevant transaction. However, since market conditions change over time, valuation metrics derived from precedent transactions may or may not be accurate proxies for value at a given point in time.

        The selected precedent transactions were:

Date Completed	Target Name	Acquiror Name
Pending	August Technology Incorporated	Nanometrics Incorporated
Pending	DuPont Photomasks, Inc.	Toppan Printing Co., Ltd.
03/10/2005	Genus, Inc.	AIXTRON Aktiengesellschaft
12/14/2004	Metron Technology, N.V.	Applied Materials, Inc.
03/19/2003	CoorsTek, Inc.	Keystone Holdings LLC
12/09/2002	SpeedFam-IPEC, Inc.	Novellus Systems, Inc.
05/15/2002	PRI Automation, Inc.	Brooks Automation, Inc.
10/29/2001	GenRad, Inc.	Teradyne, Inc.
08/01/2001	Integrated Measurement Systems, Inc.	Credence Systems Corporation
05/21/2001	Silicon Valley Group, Inc.	ASM Lithography, Inc.
01/26/2001	Applied Science and Technology, Inc.	MKS Instruments, Inc.
01/10/2001	Gasonics International Corporation	Novellus Systems, Inc.
01/03/2001	CFM Technologies, Inc.	Mattson Technology, Inc.
11/24/2000	Cerprobe Corporation	Kulicke & Soffa Industries, Inc.
05/05/2000	CVC, Inc.	Veeco Instruments Inc.
03/29/2000	Etec Systems, Inc.	Applied Materials, Inc.

        Adams Harkness calculated an implied per share value for Trikon by multiplying the precedent transaction median LTM Revenue Multiple by Trikon's LTM Revenue, subtracting the value of current debt outstanding, adding its current cash balance and dividing by the number of fully diluted shares outstanding after completion of the merger transaction. Similarly, Adams Harkness also calculated an implied per share value for Trikon by multiplying the precedent transaction median LTM tangible book value by Trikon's LTM tangible book value, subtracting the value of current debt outstanding, adding its current cash balance and dividing by the number of fully diluted shares outstanding after completion of the merger transaction. Finally, Adams Harkness calculated an implied per share value for Trikon by applying the median precedent transaction per share premium paid at one day, one week and one month prior to the announcement of the merger transaction to Trikon's share price on March 14, 2005 and on one week and one month prior to that date.

Precedent Transaction Analysis—Metric of Comparison	Implied Value Per Trikon Share
Median LTM Revenue Multiple	$5.43
Median LTM Tangible Book Value Multiple	$5.56
Median Premium Paid to Share Price One Day Prior to Announcement	$2.74
Median Premium Paid to Share Price One Week Prior to Announcement	$2.90
Median Premium Paid to Share Price One Month Prior to Announcement	$2.95

        Adams Harkness noted that, as of the close of trading on March 14, 2005, Trikon's share price was $1.95. The value per share implied by the precedent transaction analysis was generally consistent with the anticipated value per share of the transaction as derived from the peer group analysis and, therefore, supported Adams Harkness' determination that the exchange ratio was fair, from a financial point of view, to holders of Trikon's common stock.

  Discounted Cash Flow Analysis

        As a result of the cyclicality of the semiconductor capital equipment market, detailed multi-year projections for Newco, Trikon and Aviza were not available. Consequently, the discounted cash flow valuation methodology was excluded.

  Limitations of Financial and Comparative Analyses

        The preparation of a fairness opinion is a complex process. Adams Harkness believes that its analyses must be considered as a whole, and that selecting portions of such analyses without considering all analyses and factors would create an incomplete view of the processes underlying its fairness opinion. Any estimates contained in Adams Harkness' analyses are not necessarily indicative of actual values, which may be significantly greater or lower than as set forth therein. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies may actually be sold. Such estimates are inherently subject to uncertainty. Taken together, the information and analyses employed by Adams Harkness led to Adams Harkness' overall opinion that the Trikon exchange ratio was fair, from a financial point of view, to holders of Trikon common stock.

        Adams Harkness, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Adams Harkness may actively trade or hold long or short positions in Trikon's equity securities for either its customers or its own account. In the past, Adams Harkness has provided financial advisory and financing services to Trikon and has received fees for the rendering of these services. Specifically, in 2002, Adams Harkness acted on behalf of Trikon as the sole placement agent in a private placement of 1,093,348 shares of Trikon common stock and was paid an agency fee by Trikon of $713,546. In addition, Adams Harkness may provide investment banking services to Newco or Trikon or their affiliates in the future.

        Pursuant to the terms of Adams Harkness' engagement letter dated November 23, 2004, Trikon agreed to pay Adams Harkness a fee of $300,000 upon the delivery by Adams Harkness of the fairness opinion and an additional fee of $50,000 upon delivery by Adams Harkness, if requested by the board of directors of Trikon, of each affirmation of its fairness opinion. Trikon also agreed to reimburse Adams Harkness for all reasonable fees and disbursements of its counsel and all of its reasonable travel and other out-of-pocket expenses arising in connection with its engagement, and to indemnify Adams Harkness and its affiliates to the full extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities found to have resulted from the willful misconduct or gross negligence of Adams Harkness.

Hultquist Capital, LLC Financial Analysis

        Pursuant to the terms of an engagement letter dated August 10, 2004, Hultquist Capital was retained by Trikon to act as its strategic and financial advisor to assist the Trikon board of directors and Trikon's management in evaluating Trikon's strategic alternatives for growing stockholder value, including an evaluation of a business combination with Aviza as one possible alternative. The Trikon board of directors selected Hultquist Capital based on its qualifications and reputation. Hultquist Capital, an affiliate of ePlanning Securities, Inc., a member of the NASD and SIPC, is a recognized strategic and financial advisor regularly engaged in providing strategic and financial advice to public and private companies in the semiconductor industry. Hultquist Capital was not requested to provide an opinion with respect to the fairness of the Trikon exchange ratio and did not provide such an opinion.

        On March 10, 2005, in connection with the evaluation of the merger transaction by the Trikon board of directors, Trikon requested that Hultquist Capital provide certain financial analyses using the most recent information and financial results available from Trikon and Aviza. Hultquist Capital received no limitations from Trikon concerning the scope of its investigation or analysis. In performing its analyses, Hultquist Capital relied upon the information it received from Trikon and Aviza and assumed that all the information provided was complete and accurate in all material respects. The following is a summary of the financial analyses performed by Hultquist Capital.

        Hultquist Capital performed a contribution analysis based on the relative contributions of each of Trikon and Aviza to Newco's estimated pro forma revenue and gross margin (profit) for the twelve months ending September 30, 2005 (referred to as FY2005E) and for calendar 2005 (referred to as CY2005E). The analysis includes pro forma adjustments made to align and compare similarly defined categories in the two companies. The following table presents the results of the analysis with respect to Trikon's relative contribution:

Trikon
CY2005E Gross Revenue	26%
CY2005E Gross Margin	36%
CY2005E Average Contribution	31%
FY2005E Gross Revenue	20%
FY2005E Gross Margin	31%
FY2005E Average Contribution	25.6%

Hultquist Capital noted that the proposed percentage ownership of former Trikon stockholders in Newco constituted a material premium over Trikon's CY2005E and FY2005E Average Contribution.

        Hultquist Capital performed an accretion/dilution analysis based on the estimated earnings per share of Newco and the estimated earnings per share of Trikon on a stand-alone basis, based on assumptions that included that Trikon, on a stand-alone basis, would raise additional capital through the issuance of equity securities. The results of the analysis indicated that Newco was expected to generate losses in the periods being examined, but that the merger transaction should be accretive to earnings per share for FY2005 and CY2005 because the merger transaction should result in losses smaller than the losses that were expected from Trikon as a stand-alone company in the same periods.

        Hultquist Capital also analyzed the potential market value of the Newco common stock to be received by the Trikon stockholders in the merger transaction. Hultquist Capital noted that if Newco common stock achieved a market price equal to a price-to-CY2005E revenue multiple of 0.6 (equivalent to Trikon's price-to-revenue multiple in March 2005), the Newco common stock held by the Trikon stockholders would have a market value approximately 50% higher than the then-current market capitalization of Trikon. Hultquist Capital further noted that if the Newco common stock was valued by the market at a price-to-CY2005E revenue multiple of 1.0, the Newco common stock held by the Trikon stockholders would have a value over 100% higher than the then-current market capitalization of Trikon.

        Hultquist Capital also supplied a brief comment estimating the implied value of Aviza in the merger transaction. Under the Hultquist Capital analysis, Trikon was first assigned a value 50% higher than Trikon's then-current market value, based upon Hultquist Capital's assumption for this purpose that a 50% premium would be the highest premium that Trikon could reasonably expect to receive in a "change of control transaction" if such a transaction were to present itself at a future date. Hultquist Capital then noted that because Aviza was to receive 60% of the equity in the merger transaction, Aviza's implied market value could then be derived from the Trikon value and compared with Aviza's CY2005E revenue for reasonableness of the resulting price-to-revenue ratio. Hultquist Capital noted that the resulting implied price for Aviza would be equal to 40% of Aviza's CY2005E revenue and the implied price-to-CY2005 revenue multiple for Aviza would be 0.4, compared with the then current price-to-CY2005 revenue multiple for Trikon of 0.6. Hultquist Capital noted that under this analysis and assumptions, the implied valuation of Aviza in the merger transaction was favorable because the price-to-revenue ratio of Aviza was lower than the then-current price-to-revenue ratio of the Trikon.

        Pursuant to the terms of Hultquist Capital's engagement letter dated August 10, 2004, Trikon agreed to pay Hultquist Capital an initial fee of $35,000 and monthly fees thereafter for its strategic and financial advisory services during the engagement. Trikon also agreed to pay Hultquist Capital a fee of $600,000 upon the closing of the merger transaction, which amount will be reduced by the aggregate amount of the initial and monthly fees paid to Hultquist Capital prior to the closing of the merger transaction. Trikon also agreed to reimburse Hultquist Capital for its actual out-of-pocket costs of travel and any printing expenses directly attributable to the engagement and to indemnify Hultquist Capital and its affiliates to the fullest extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities resulting solely from the bad faith or gross negligence of Hultquist Capital. Hultquist Capital and Trikon had no relationship prior to this engagement and no future relationship is contemplated.

Structure of the Merger Transaction

        Pursuant to the terms of the merger agreement, a wholly owned subsidiary of Newco, Baseball Acquisition Corp. II, will merge with and into Aviza such that Aviza will become a subsidiary of Newco. This merger is referred to as the Aviza merger. Immediately following the Aviza merger, a wholly owned subsidiary of Newco, Baseball Acquisition Corp. I, will merge with and into Trikon such that Trikon will also become a subsidiary of Newco. This merger is referred to as the Trikon merger. Following the effective time of these mergers, the directors and officers of Baseball Acquisition Corp. I will become the directors and officers of Trikon and the directors and officers of Baseball Acquisition Corp. II will become the directors and officers of Aviza.

Effective Time of the Merger Transaction

        The closing of the Aviza and Trikon mergers, and consequently the merger transaction as a whole, contemplated by the merger agreement, will occur at such time as Trikon and Aviza may mutually agree, but in no event later than the second business day after the last of the conditions to the merger transaction have been satisfied or, if permissible, waived. As early as practicable on the closing date, Trikon and Aviza will file certificates of merger with the Secretary of State of the State of Delaware to effect the Trikon merger and the Aviza merger. The mergers will become effective upon the filing of these certificates or at such other time as Trikon and Aviza agree in writing and specify in the certificates of merger. Trikon and Aviza currently expect that the closing of the merger transaction will take place during the third calendar quarter of 2005. However, because the merger transaction is subject to stockholder approval and other customary conditions, Trikon and Aviza cannot predict exactly when the closing will occur.

The Merger Consideration and Conversion of Securities

  General

        Upon the closing of the merger transaction, each share of Trikon common stock will convert into the right to receive 0.333 of a share of Newco common stock and each option or warrant to purchase Trikon common stock will convert into the right to receive 0.333 of a share of Newco common stock for each share of Trikon common stock subject to the option or warrant, and the exercise price per share will be divided by 0.333. The number of shares of Newco common stock that Trikon stockholders will receive in the merger transaction will be appropriately adjusted for any stock splits, combinations and other similar events with respect to Trikon common stock that occur between the date of the merger agreement and the completion of the merger transaction. The Trikon exchange ratio of 0.333 may also be adjusted upon the mutual consent of the respective boards of directors of Trikon and Aviza if they deem such a change to be appropriate.

        Upon the closing of the merger transaction, each share of Aviza common stock and Aviza series A preferred stock will convert into the right to receive, and each option to purchase shares of Aviza common stock will entitle the holder to purchase, the number of shares of Newco common stock calculated by dividing (A) the product obtained by multiplying 25 million by the Trikon exchange ratio of 0.333 by (B) the number of shares of Aviza common stock issued and outstanding immediately prior to the effective time of the merger transaction, plus the number of shares of Aviza common stock issuable upon the conversion of shares of Aviza series A preferred stock and the exercise of options to purchase shares of Aviza common stock outstanding immediately prior to the effective time of the merger transaction. Any adjustments in the Trikon exchange ratio of 0.333 will result in a corresponding change in the Aviza exchange ratio so that the relative percentage ownership of Newco owned by Trikon and Aviza stockholders will not be altered. Shares of Aviza series B preferred stock and series B-1 preferred stock outstanding prior to the merger transaction will not be exchanged for shares of Newco common stock, but will remain outstanding shares of the Aviza subsidiary of Newco after the effective time of the merger transaction. The number of shares of Newco common stock that Aviza stockholders will receive in the merger transaction will be appropriately adjusted for any stock splits, combinations and other similar events with respect to Aviza common stock or Aviza series A preferred stock that occur between the date of the merger agreement and the completion of the merger transaction.

Procedures for Payment of Merger Consideration

        Promptly after the effective time of the merger transaction, Newco will deposit with the exchange agent (i) certificates representing the shares of Newco common stock issuable in exchange for outstanding shares of Trikon common stock, Aviza common stock and Aviza series A preferred stock and (ii) cash in an amount sufficient for the payments in lieu of fractional shares of Newco common stock.

  Trikon and Aviza stockholders should not submit their Trikon and Aviza stock certificates for exchange unless and until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

        Promptly after the effective time of the merger transaction, the exchange agent will mail to Trikon and Aviza stockholders of record a letter of transmittal and instructions for use to effect the surrender of their Trikon and Aviza stock certificates in exchange for Newco common stock. Upon surrender of a Trikon or Aviza stock certificate to the exchange agent, along with a completed and properly executed letter of transmittal and any other required documents, the stock certificate will be canceled and the Trikon or Aviza stockholder will receive a certificate representing the number of whole shares of Newco common stock to which such holder is entitled and cash in lieu of fractional shares which such holder has the right to receive.

        Trikon and Aviza stockholders are not entitled to receive any dividends or other distributions declared or made with respect to their shares of Newco common stock with a record date after the effective time of the merger transaction, or any cash payment in lieu of fractional shares until they have surrendered their stock certificates. If there is any dividend or other distribution on Newco common stock with a record date after the effective time of the merger transaction and a payment date prior to the date a Trikon or Aviza stock certificate is surrendered, the surrendering stockholder will receive any such dividend or other distribution with respect to the whole shares of Newco common stock issued promptly after the certificate is surrendered. If there is any dividend or other distribution on Newco common stock with a record date after the effective time of the merger transaction and a payment date after a Trikon or Aviza stock certificate is surrendered, the surrendering stockholder will receive any such dividend or other distribution with respect to the whole shares of Newco common stock received promptly on the payment date.

        Newco, the exchange agent and the surviving corporations are entitled to deduct and withhold from the merger consideration otherwise payable such amounts as are required by applicable law.

  No Fractional Shares

        As promptly as practicable following the effective time of the merger transaction, Newco's exchange agent shall determine the difference between (i) the number of whole shares of Newco common stock delivered to the exchange agent by Newco and (ii) the aggregate number of whole shares of Newco common stock to be distributed to holders of Trikon common stock, Aviza common stock and Aviza series A preferred stock. As soon as practicable after the effective time of the merger transaction, the exchange agent, as agent for such holders of Newco common stock, shall sell the excess shares at then prevailing prices on the Nasdaq National Market. Newco shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the exchange agent incurred in connection with such sale or sales of the excess shares. In addition, Newco shall pay the exchange agent's compensation and expenses in connection with such sale or sales. The exchange agent shall determine the portion of such net proceeds to which each holder of Trikon common stock and Aviza common stock and Aviza series A preferred stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which will be the amount of the fractional share interest to which such holder of Trikon common stock, Aviza common stock and Aviza series A preferred stock, as the case may be, is entitled (after taking into account all shares of Newco common stock to be issued to such holder) and the denominator of which will be the aggregate amount of the fractional share interests to which all holders of Trikon common stock, Aviza common stock and Aviza series A preferred stock, as the case may be, are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Trikon common stock, Aviza common stock and Aviza series A preferred stock with respect to any fractional share interests, the exchange agent shall promptly pay such amounts to such holders of Trikon common stock, Aviza common stock and Aviza series A preferred stock.

Transfers of Ownership and Lost Stock Certificates

        Following the merger transaction, all shares of Trikon common stock outstanding immediately prior to the effective time of the merger transaction shall automatically be canceled, and all Trikon stockholders shall cease to have any rights as stockholders of Trikon. Except for shares of Trikon common stock issued after the effective time of the merger transaction in connection with the exercise by non-consenting holders of options to purchase Trikon common stock whose consent is required in order for Newco to assume those options to purchase shares of Trikon common stock, if any, no further transfers of shares of Trikon common stock shall be made on the stock transfer books after the effective time of the merger transaction. If, after such time, any Trikon common stock certificates are presented to the exchange agent, Newco or Trikon, they will be cancelled and exchanged for the merger consideration.

        Following the merger transaction, all shares of Aviza common stock and Aviza series A preferred stock outstanding immediately prior to the effective time of the merger transaction shall automatically be canceled, and all holders of Aviza common stock and Aviza series A preferred stock shall cease to have any rights as holders of such securities. All shares of outstanding Aviza series B preferred stock and series B-1 preferred stock shall not be exchanged in the merger transaction and will remain outstanding in the Aviza subsidiary after the effective time of the merger transaction. No further transfers of shares of Aviza common stock and Aviza series A preferred stock shall be made on the stock transfer books after the effective time of the merger transaction. If, after such time, any Aviza common stock or Aviza series A preferred stock certificates are presented to the exchange agent, Newco or Aviza, they will be cancelled and exchanged for the merger consideration.

        In the event any share certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the share certificate to be lost, stolen or destroyed and, if required by Newco, the posting by that person of a bond in the amount that Newco may reasonably direct as indemnity against any claim that may be made against it, Trikon, Aviza or the exchange agent with respect to the lost, stolen or destroyed share certificate, the exchange agent shall issue, in exchange for such lost, stolen or destroyed share certificate, the merger consideration.

Unclaimed Amounts

        Any portion of the merger consideration deposited with the exchange agent that remains undistributed to Trikon or Aviza stockholders six months after the effective time of the merger transaction shall be delivered to Newco upon demand, and any Trikon or Aviza stockholders who have not surrendered their certificates by then can only look to Newco for satisfaction of their claims for the merger consideration.

Treatment of Stock Options and Warrants

        After the effective time of the merger transaction, Newco will assume each outstanding option to purchase shares of Trikon common stock under Trikon's 1991 Stock Option Plan, 1998 Directors Stock Option Plan and 2004 Equity Incentive Plan. Pursuant to the rules of the Trikon (United Kingdom Companies) share option scheme, which is the U.K. Sub-Plan for Trikon's 1991 Stock Option Plan, option holders granted options under this sub-plan need to consent to the assumption of their options by Newco in order for Newco to be able to assume such options. If these option holders do not consent to the assumption, their options will become fully vested and exercisable for shares of Trikon common stock, as a subsidiary of Newco, for a period of six months after the effective time of the merger transaction, but will then be cancelled. To the extent that any person chooses to exercise options for shares of common stock of the Trikon subsidiary, Newco expects that it will effect a subsequent merger of a newly formed, wholly owned subsidiary with and into Trikon such that Trikon would become a wholly owned subsidiary of Newco and such shares of Trikon common stock would be cancelled. Each assumed option will continue to have, and be subject to, the same terms and conditions set forth in the applicable foregoing plans, except that:

  •
  each assumed option will be (or will become) exercisable for that number of whole shares of Newco common stock equal to the product calculated by multiplying (x) the number of shares of Trikon common stock that were issuable upon the exercise of the assumed option immediately prior to the effective time of the merger transaction by (y) the Trikon exchange ratio of 0.333, rounded down to the nearest whole number of shares of Newco common stock; and

  •
  the per share exercise price for the shares of Newco common stock issuable upon the exercise of the assumed option shall be equal to the quotient calculated by dividing (x) the exercise price per share of Trikon common stock at which the assumed option was exercisable immediately prior to the effective time of the merger transaction by (y) the Trikon exchange ratio of 0.333, rounded up to the nearest whole cent.

        The non-employee directors of Trikon hold options to purchase an aggregate of 85,000 shares of Trikon common stock issued under the 1998 Directors Stock Option Plan at a weighted average exercise price of $7.27 per share, all of which are fully vested. Each of these options will, as a result of the merger transaction, become exercisable for shares of Newco common stock at a number and an exercise price adjusted accordingly based upon the Trikon exchange ratio of 0.333. In addition, all unvested options to purchase Trikon common stock with exercise prices at or below $6.00 per share held by John Macneil, Chris Dobson and Nigel Wheeler will vest in full as of the effective time of the merger transaction. Except for the foregoing, each assumed Trikon option, as of the effective time of the merger transaction, will be vested as to the same percentage of the total number of shares subject to the option as it was vested immediately prior to the effective time of the merger transaction.

        After the effective time of the merger transaction, Newco will assume each outstanding option to purchase shares of Aviza common stock under Aviza's 2003 Equity Incentive Plan. Each assumed option will continue to have, and be subject to, the same terms and conditions set forth in the foregoing plan, except that:

  •
  each assumed option will be (or will become) exercisable for that number of whole shares of Newco common stock equal to the product calculated by multiplying (x) the number of shares of Aviza common stock that were issuable upon the exercise of the assumed option immediately prior to the effective time of the merger transaction by (y) the Aviza exchange ratio rounded down to the nearest whole number of shares of Newco common stock; and

  •
  the per share exercise price for the shares of Newco common stock issuable upon the exercise of the assumed option shall be equal to the quotient calculated by dividing (x) the exercise price per share of Aviza common stock at which the assumed option was exercisable immediately prior to immediately prior to the effective time of the merger transaction by (y) the Aviza exchange ratio rounded up to the nearest whole cent.

        Each assumed option to purchase shares of Aviza common stock, as of the effective time of the merger transaction, will be vested as to the same percentage of the total number of shares subject to the option as it was vested immediately prior to the effective time of the merger transaction.

        At the effective time of the merger transaction, Newco will assume each issued and outstanding warrant and other right to acquire Trikon common stock, whether or not exercisable at the effective time of the merger transaction, in accordance with the terms of such warrants and other rights. The number of shares and the per share exercise price of any such warrant or other right to acquire Trikon common stock will be appropriately adjusted to reflect the Trikon exchange ratio of 0.333. In addition, immediately prior to the effective time of the merger transaction, all warrants to purchase shares of Aviza series A preferred stock will be exercised on a net exercise basis and all shares issued pursuant to such exercises, if any, will be converted into shares of Newco common stock.

        As soon as reasonably practicable after the effective time of the merger transaction, Newco will file one or more registration statements on Forms S-1, S-3 or S-8 for the shares of its stock issuable with respect to the stock options and warrants assumed in the merger transaction.

  Equity Compensation Plan Information

        The following table sets forth certain information as of October 24, 2005 with respect to shares of Newco common stock that may be issued upon the exercise of options granted to employees, consultants or members of the board of directors of Trikon and Aviza, respectively, under (i) Trikon's 1991 Stock Option Plan, 1998 Directors Stock Option Plan and 2004 Equity Incentive Plan and (ii) Aviza's 2003 Equity Incentive Plan, in each case upon assumption by Newco of such plans after the effective time of the merger transaction.

        The numbers reflected in the columns below are presented on a post-transaction basis and are based on the following assumptions as of October 24, 2005: (i) that the Trikon exchange ratio will be equal to 0.333; (ii) that the Aviza exchange ratio will be approximately 1.034, which is what the Aviza exchange ratio would have been at October 24, 2005; and (iii) that the merger transaction closed on October 24, 2005.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)
		(c)
Equity compensation plans approved by security holders	2,248,851	$5.481	375,309
Equity compensation plans not approved by security holders	—	—	—
Total	2,248,851	$5.481	375,309

Material U.S. Federal Income Tax Consequences

        The following discussion sets forth the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Trikon, with respect to the material U.S. federal income tax consequences of the merger transaction to Trikon stockholders who exchange their shares of Trikon common stock in the merger transaction. This discussion is based on the Internal Revenue Code, and the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the merger transaction. This discussion applies only to Trikon stockholders that hold their shares of Trikon common stock, and will hold the shares of Newco common stock received in exchange for such shares, as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all U.S. federal income tax consequences of the merger transaction that may be relevant to particular stockholders, including stockholders that are subject to special tax rules. Some examples of stockholders that are subject to special tax rules are dealers in securities, financial institutions, insurance companies, tax-exempt organizations, holders of shares of Trikon common stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction, stockholders who have a "functional currency" other than the U.S. dollar, stockholders who are foreign persons, stockholders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment, and stockholders who acquired their shares of Trikon common stock through stock option or stock purchase programs or otherwise as compensation. This discussion does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger transaction (whether or not any such transactions are undertaken in connection with the merger transaction), including, without limitation, any transaction in which shares of Trikon common stock are acquired or shares of Newco common stock are disposed of. This discussion also does not discuss the tax consequences of the merger transaction to holders of Aviza capital stock, holders of options or warrants to purchase Trikon common stock or holders of Trikon or Aviza promissory notes, if any. In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

        TRIKON STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

        Based upon customary covenants, assumptions and representations as to factual matters described below, all of which must continue to be true and accurate as of the effective time of the merger transaction, it is the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Trikon, that (i) the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code and the Trikon merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) accordingly, the tax consequences of the merger transaction are as set forth below. Completion of the merger transaction is conditioned upon the receipt (i) by Trikon of a tax opinion from counsel to Trikon that the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code and that the Trikon merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) by Aviza of a tax opinion from counsel to Aviza that the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code (the "closing date opinions"). Trikon and Aviza may not waive such tax opinion closing conditions to the merger after Trikon stockholders have approved the merger unless further Trikon stockholder approval is obtained with appropriate disclosure. The opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, set forth herein has been, and the closing tax opinions will be, given in reliance on customary covenants, assumptions and representations as to factual matters contained in representation letters provided by Newco, Trikon, Aviza and certain Aviza stockholders, substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger transaction. The tax opinions are not, however, binding on the Internal Revenue Service and no ruling has been or will be obtained from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger transaction or the Trikon merger. In the event that the assumptions underlying the tax opinions are incorrect and the ultimate facts do not support reorganization treatment, the tax opinions cannot be relied upon.

  Stockholders Exchanging Shares of Trikon Common Stock Solely for Newco Common Stock

        A holder of Trikon common stock who exchanges all of his or her shares of Trikon common stock and receives only shares of Newco common stock and cash in lieu of a fractional share in the merger transaction will not recognize gain or loss for U.S. federal income tax purposes, other than with respect to the cash received in lieu of a fractional share. A holder of Trikon common stock who receives cash in lieu of a fractional share of Newco common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in the Newco common stock allocable to the fractional share. This gain or loss will generally constitute capital gain or loss. The deductibility of capital losses is subject to limitations. Each holder's aggregate tax basis in the Newco capital stock received in the merger transaction will be the same as his or her aggregate tax basis in the Trikon common stock surrendered in the merger transaction, decreased by the amount of any tax basis allocable to any fractional share for which cash is received. The holding period of the Newco common stock received in the merger transaction by a holder of Trikon common stock will include the holding period of Trikon common stock that he or she surrendered in the merger transaction. If a Trikon stockholder has differing tax bases and/or holding periods in respect of the stockholder's shares of Trikon common stock, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Newco common stock that the stockholder receives.

  Newco, Trikon and Aviza

        None of Newco, Trikon or Aviza will recognize gain or loss as a result of the merger transaction, the Trikon merger or the Aviza merger.

  Backup Withholding

        The payment of cash instead of a fractional share of Newco common stock in the merger transaction may be subject to "backup withholding" for U.S. federal income tax purposes unless certain requirements are met. Payments will not be subject to backup withholding if the holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides Newco or the third-party paying agent, as appropriate, with the holder's correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her social security number. Any amount paid as backup withholding will be credited against the holder's U.S. federal income liability provided the holder furnishes the required information to the Internal Revenue Service.

  Reporting

        Each Trikon stockholder will be required to attach a statement to his or her U.S. federal income tax return for the year of the Closing that contains the information listed in Treasury Regulations Section 1.351-3. The statement of each Trikon stockholder attached to his or her U.S. federal income tax return for the year of the Closing will be required to contain the information listed in Treasury Regulations Section 1.368-3. Such statements must include the stockholder's tax basis in the Trikon common stock and a description of the Newco common stock received.

Other Approvals

        If any additional governmental approvals or actions are required, Trikon and Aviza intend to obtain them. Trikon and Aviza cannot assure you, however, that Trikon and Aviza will be able to obtain any approvals or actions.

Accounting Treatment

        The merger transaction will be accounted for as a "purchase" by Aviza of Trikon, as that term is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. In identifying Aviza as the acquiring entity, the companies took into account the relative outstanding share ownership, the composition of the governing body of the combined entity, Newco, and the designation of certain senior management positions. As a result, the historical financial statements of Aviza will become the historical financial statements of Newco. The assets (including identifiable intangible assets) and liabilities of Trikon as of the effective time of the merger transaction will be recorded at their respective fair values and added to those of Aviza. Any excess of purchase price over the net fair values of Trikon's assets and liabilities will be recorded as goodwill (excess purchase price). Any excess of the fair value of Trikon's net assets over the purchase price will be allocated as a pro rata reduction of the amounts that would otherwise have been assigned to certain of Trikon's non-current assets acquired. Financial statements of Newco after the effective time of the merger transaction will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Trikon. The results of operations of Trikon will be included in the results of operations of Newco beginning on the effective date of the merger transaction. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements of Newco" beginning on page 81.

Restrictions on Sales of Shares by Affiliates of Trikon and Aviza

        The shares of Newco common stock to be issued to Trikon and Aviza stockholders and holders of options to purchase Trikon or Aviza common stock in connection with the merger transaction have been registered under the Securities Act on a registration statement on Form S-4, of which this proxy statement/prospectus is a part. These shares will be freely transferable under the Securities Act, except for shares of Newco common stock issued to any person who is deemed to be an "affiliate" of Trikon at the time of the Trikon special meeting or an "affiliate" of Aviza at the time of Aviza's written consent approving the merger transaction. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control with Trikon or Aviza, and may include certain of the officers and directors, as well as principal stockholders. Affiliates of Trikon or Aviza at the time of the Trikon special meeting or the Aviza written consent, respectively, may not sell their shares of Newco common stock acquired in connection with the merger transaction except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act, which principally limits the volume of securities that can be sold in any three-month period or (3) any other applicable exemption under the Securities Act. Newco's registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not cover the resale of shares of Newco common stock to be received by affiliates of Trikon or Aviza in the merger transaction.

Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza

        When considering the recommendation of the Trikon board of directors with respect to the merger agreement and the merger transaction contemplated by the merger agreement, Trikon stockholders should be aware that certain members of the respective boards of directors and executive officers of Trikon and Aviza have interests in the merger transaction contemplated by the merger agreement that may be different from, or in addition to, the interests of Trikon stockholders, generally. The Trikon board of directors took these interests into account in determining the fairness of the merger transaction to the Trikon stockholders when making its decision to approve and declare the advisability of the merger agreement.

  Indemnification; Directors' and Officers' Insurance

        Pursuant to the merger agreement, Newco will, and will cause Trikon and Aviza to, indemnify the directors and executive officers of Trikon and Aviza, and the trustees of a Trikon pension plan, which include certain directors and officers of Trikon as described in the section entitled "Indemnification and Insurance" on page 145.

  Employment and Compensation

        Jerauld J. Cutini, David C. Fries and Klaus C. Wiemer, current directors of Aviza, and Richard M. Conn, Robert R. Anderson and John Macneil, current directors of Trikon, and Dana C. Ditmore will become directors of Newco after the merger transaction and will be entitled to receive compensation as directors of Newco. See the section entitled "Director Compensation" beginning on page 154 for a description of the compensation to be received by Newco's directors.

        Certain of the current officers of Trikon and Aviza will become executive officers, employees or consultants of Newco after the merger transaction. John Macneil has entered into an employment agreement with Newco pursuant to which he will become the Executive Vice President and Chief Technical Officer of Newco after the merger transaction on substantially the same terms of his employment with Trikon before the merger transaction; Jerauld J. Cutini will become President and Chief Executive Officer of Newco after the merger transaction on substantially the same terms as his employment with Aviza before the merger transaction; and Patrick C. O'Connor will become the Executive Vice President and Chief Financial Officer of Newco after the merger transaction on substantially the same terms as his employment with Aviza before the merger transaction. See the section entitled "Executive Compensation" on page 164 for a description of the compensation currently received by Trikon's officers, and see the section entitled "Executive Compensation" on page 171 for a description of the compensation currently received by Aviza's officers.

        Dr. Macneil's employment agreement includes, among other terms and conditions, an annual salary of 170,000 British pounds, which reflects an increase to his current annual salary of 10,000 British pounds, the possible grant of options and performance-based cash bonuses and the use of a company car. The employment agreement also provides that Dr. Macneil will receive six months' notice of termination of employment. Dr. Macneil will also be entitled to a termination payment if Newco completes a merger or acquisition and Dr. Macneil is not offered comparable employment. For the period beginning as of the first anniversary of the effective date of the merger transaction and ending three months thereafter, Dr. Macneil will be eligible for a termination payment equal to 12 months of his total earnings in the 12 months immediately preceding the termination or resignation.

        Mr. Cutini's employment agreement will include, among other terms and conditions, an annual salary of $400,000, which reflects an increase to his current annual salary of $100,000, and, effective upon the completion of the merger transaction, a grant of options to purchase that number of shares of Newco common stock which, together with the number of shares of Newco common stock issuable upon exercise of options to purchase Newco common stock held by Mr. Cutini as of immediately prior to the completion of the merger transaction, will equal approximately five percent of the number of shares of Newco common stock outstanding upon completion of the merger transaction, calculated on a fully diluted basis. Mr. Cutini's employment agreement will also provide that if Mr. Cutini is terminated by Newco without cause or is constructively terminated before or within 12 months after Newco completes a merger or acquisition, Mr. Cutini will be eligible for a termination payment equal to 12 months of his then-current salary and all options to purchase Newco common stock and restricted shares of Newco common stock then held by him will immediately become 100% vested.

        Mr. O'Connor's employment agreement will include, among other terms and conditions, an annual salary of $375,000, which reflects an increase to his current annual salary of $100,000, and, effective upon the completion of the merger transaction, a grant of options to purchase that number of shares of Newco common stock which, together with the number of shares of Newco common stock issuable upon exercise of options to purchase Newco common stock held by Mr. O'Connor as of immediately prior to the completion of the merger transaction, will equal approximately four percent of the number of shares of Newco common stock outstanding upon completion of the merger transaction, calculated on a fully diluted basis. Mr. O'Connor's employment agreement will also provide that if Mr. O'Connor is terminated by Newco without cause or is constructively terminated before or within 12 months after Newco completes a merger or acquisition, Mr. O'Connor will be eligible for a termination payment equal to 12 months of his then-current salary and all options to purchase Newco common stock and restricted shares of Newco common stock then held by him will immediately become 100% vested.

  Stock Options and Change of Control

        Pursuant to the rules of the Trikon (United Kingdom Companies) share option scheme, which is the U.K. Sub-Plan for Trikon's 1991 Stock Option Plan, option holders granted options under this sub-plan need to consent to the assumption of their options by Newco in order for Newco to be able to assume such options. If these option holders do not consent to the assumption, their options will become fully vested and exercisable for shares of Trikon common stock, as a subsidiary of Newco, for six months after the closing of the merger transaction, but will then be cancelled. To the extent that any person chooses to exercise options for shares of common stock of the Trikon subsidiary, Newco expects that it will effect a subsequent merger of Trikon with and into a newly formed, wholly owned subsidiary such that Trikon would become a wholly owned subsidiary of Newco and such shares of Trikon common stock would be cancelled for consideration that is no greater than the consideration that a holder of Trikon common stock would receive in the merger transaction.

        Certain members of the Trikon board of directors and executive management team hold options that will vest and fully accelerate upon the completion of the merger transaction. In particular,

  •
  each of Messrs. Elder, Anderson, Conn and Dobson hold options to purchase Trikon common stock issued under Trikon's 1998 Directors Stock Option Plan. Under the terms of the 1998 Directors Stock Option Plan, such options will vest and fully accelerate in the event of any "change of control" of Trikon, which this merger transaction will constitute;

  •
  Dr. Macneil's unvested options to purchase Trikon common stock with exercise prices at or below $6.00 per share will also accelerate as of the effective time of the transaction, subject to his continued employment with Trikon. The Trikon board of directors, when deciding to grant such acceleration, believed that the acceleration could be of value to Dr. Macneil to the extent that the future trading price of Trikon common stock exceeded the exercise price of his options and granted such acceleration to provide Dr. Macneil an incentive to remain with Trikon as its chief executive officer through the effective time of the merger transaction and to accept his position as chief technical officer of Newco at the completion of the merger transaction; and

  •
  the Trikon board of directors also agreed to accelerate the unvested options with exercise prices at or below $6.00 per share of Chris Dobson and Nigel Wheeler effective as of the completion of the merger transaction. This action also reflected the belief that the acceleration could be of value to Messrs. Dobson and Wheeler to the extent that the future trading price of Trikon common stock exceeded the exercise price of their respective options and the recognition by the Trikon board of directors that each board member's options were granted outside of the 1998 Directors Stock Option Plan, which would have provided for such acceleration.

        Pursuant to the terms of the agreements under which the options were issued, these options will automatically vest and become fully exercisable for shares of Newco common stock at an exercise price adjusted accordingly, depending upon the Trikon exchange ratio of 0.333.

        The following table shows for each director, certain information with respect to their outstanding option grants (such amounts have not been adjusted to reflect the Trikon exchange ratio of 0.333):

Name	Original Grant	Date of Grant	Vested Shares as of October 24, 2005	Options Accelerated as a Result of the Merger Transaction	Exercise Price
Bill Elder	20,000	May 9, 2004	20,000	0		$2.11
Robert Anderson	8,000 4,000 8,000 4,000 9,000	September 7, 2004 May 16, 2002 May 22, 2003 May 15, 2001 April 12, 2000	8,000 4,000 8,000 4,000 9,000	0 0 0 0 0	$ $ $ $ $	2.11 14.34 3.03 12.10 12.375
Richard Conn	4,000 4,000 4,000 1,250 8,000 8,000	May 31, 2000 May 15, 2001 May 16, 2002 February 6, 1998 September 7, 2004 May 22, 2003	4,000 4,000 4,000 1,250 8,000 8,000	0 0 0 0 0 0	$ $ $ $ $ $	13.3125 12.10 14.34 14.375 2.11 3.03
Christopher Dobson	8,000 12,000 12,000 8,000	May 15, 2001 May 22, 2003 September 7, 2004 May 16, 2002	8,000 12,000 12,000 8,000	0 0 0 0	$ $ $ $	12.10 3.03 2.11 14.34
John Macneil	15,000 150,000 50,000 1,000 15,000 9,000 6,000 1,000	January 29, 2003 September 8, 2004 January 14, 2005 February 6, 1998 April 23, 2002 September 5, 2001 March 7, 2000 February 6, 1998	7,500 50,000 0 1,000 11,251 9,000 6,000 1,000	7,500 100,000 50,000 0 0 0 0 0	$ $ $ $ $ $ $ $	5.04 2.05 1.99 14.375 13.13 10.88 14.375 14.375
Nigel Wheeler	3,150 50,000 50,000 10,000 16,850 50,000 50,000 8,000	February 6, 1998 March 2, 2001 July 9, 2003 February 6, 1998 February 6, 1998 April 23, 2002 January 4, 2000 September 7, 2004	3,150 50,000 25,000 10,000 16,850 37,500 50,000 8,000	0 0 25,000 0 0 0 0 0	$ $ $ $ $ $ $ $	14.375 11.50 4.33 14.375 14.375 13.13 10.6875 2.11

  Director Conflicts

        Throughout the negotiation of the merger transaction, William Elder, a member of the Trikon board of directors, was the president, chief executive officer and chairman of the board of directors of Genus, Inc., which is one of Aviza's competitors. Genus, Inc. was acquired on March 10, 2005 by AIXTRON AG. Accordingly, Mr. Elder recused himself from all discussions and actions of the Trikon board of directors involving the merger transaction. In addition, the mutual non-disclosure agreement between Trikon and Aviza entered into prior to beginning negotiations on the merger transaction specifically prevented Trikon from sharing any of Aviza's confidential information with Mr. Elder.

  Trading Volume

        The trading volume of Newco common stock following the completion of the merger transaction may increase above the trading volume of Trikon common stock prior to the merger transaction, which may facilitate the sale of an increased number of shares under Rule 145 of the Securities Act for certain affiliates of both Trikon and Aviza.

        The Trikon board of directors took into account these interests in considering the fairness of the merger transaction to the Trikon stockholders.

Listing on the Nasdaq National Market of Newco Common Stock to be Issued in the Merger Transaction

        It is a condition to the completion of the merger transaction that the shares of Newco common stock to be issued in the merger transaction be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Delisting and Deregistration of Trikon Common Stock After the Merger Transaction

        If the merger transaction is completed, shares of Trikon common stock will no longer be listed on the Nasdaq National Market and will be deregistered under the Exchange Act, and Trikon will no longer file periodic reports with the SEC. Shares of Newco common stock will, however, be registered under the Exchange Act and listed on the Nasdaq National Market, and Newco will file periodic reports with the SEC.

Appraisal Rights

        Appraisal rights are statutory rights that enable stockholders to dissent from a merger and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the merger. Appraisal rights are not available in all mergers. The laws of the State of Delaware, which is the state of incorporation of both Trikon and Aviza, govern whether or not appraisal rights are available in a given merger.

        Under Delaware law, Trikon stockholders do not have appraisal rights in connection with the merger transaction.

        Under Delaware law, if the merger transaction is completed, holders of Aviza common stock who did not execute a written consent in favor of adopting the merger agreement and approving the transactions contemplated by the merger agreement have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery, but only if they submit a written demand for an appraisal within 20 days after the mailing of the notice of appraisal rights and they comply with the Delaware law procedures explained in the notice of appraisal rights previously sent to them. Notice of Aviza's adoption of the merger agreement and approval of the merger transaction was given to Aviza stockholders on March 22, 2005, and no demands for appraisal have been made. As such, the opportunity for Aviza stockholders to demand appraisal rights under Delaware law has passed.

THE MERGER AGREEMENT

        This section describes material aspects of the merger agreement dated as of March 14, 2005, as subsequently amended, which we refer to in this proxy statement/prospectus collectively as the merger agreement. While Newco, Trikon and Aviza believe that this description covers the material terms of the merger agreement, this description may not contain all of the information that is important to you. You should read carefully this entire document, and the other documents to which Trikon, Newco and Aviza refer, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger transaction. The following description is subject to, and is qualified in its entirety by reference to, the merger agreement.

Representations and Warranties

        The merger agreement contains customary representations and warranties of Trikon and Aviza relating to, among other things:

  •
  corporate organization and qualifications;

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  capital structure;

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  board of director approval of the merger agreement, the merger transaction and the associated agreements;

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  state takeover statutes;

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  required filings, consents, permits and compliance with applicable laws;

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  financial statements;

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  the accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

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  absence of certain changes or events;

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  labor and employment matters and employee benefit plans;

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  tax matters;

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  material agreements, contracts and commitments;

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  litigation matters;

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  intellectual property rights and agreements;

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  insurance;

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  stockholder votes required for adoption of the merger agreement and approval of the merger transaction and associated transactions;

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  brokers' and finders' fees;

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  real property, leases and environmental matters; and

  •
  with respect to Trikon only, SEC filings.

        The representations and warranties made by the parties to the merger agreement will not survive the effective date of the merger transaction, but their accuracy forms the basis of one of the conditions to the obligations of both Trikon and Aviza to close the merger transaction.

Conduct of Business Prior to Completion of the Merger Transaction

        Each of Trikon and Aviza agreed that, between the date of the merger agreement and the effective time of the merger transaction, it will conduct its operations in the ordinary and usual course of business, consistent with past practices and to use its commercially reasonable efforts to keep available the services of its current officers, key employees and consultants and to preserve its current relationships with its customers, suppliers and other persons with which it has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

        Each of Trikon and Aviza have also agreed that it will refrain from directly or indirectly doing, or agreeing to do, any of the following prior to the effectiveness of the merger transaction without the prior written consent of the other, which consent, if it is to be given, shall not be unreasonably delayed:

  •
  amend or otherwise change its certificate of incorporation, bylaws or other organizational documents;

  •
  issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of, or other equity interests in, except in certain limited circumstances;

  •
  sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including intellectual property), except pursuant to existing contracts or commitments or in other limited circumstances;

  •
  declare, set aside or pay any dividend or other distribution with respect to any of its capital stock;

  •
  enter into any agreement with respect to the voting of its capital stock;

  •
  reclassify, combine, split, subdivide, purchase or otherwise acquire any shares of capital stock or other equity interests, except in certain limited circumstances;

  •
  acquire any interest in any entity or any division of that entity or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that do not exceed $100,000 in the aggregate;

  •
  incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or become responsible for the obligations of any other person, except in certain limited circumstances;

  •
  terminate, cancel or request any material change in, or agree to any material change in, any material contract;

  •
  make or authorize any capital expenditure in excess of those previously budgeted and disclosed to the other party other than those that do not exceed $100,000 in the aggregate;

  •
  increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees that are not across-the-board increases);

  •
  grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee;

  •
  establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable law or the terms of a collective bargaining agreement in existence on the date of the merger agreement;

  •
  take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit plan;

  •
  pre-pay any long-term debt;

  •
  accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice;

  •
  delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

  •
  vary its inventory practices in any material respect from past practices;

  •
  make any change in accounting (including tax accounting) policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a governmental entity;

  •
  waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

  •
  make or change any material tax election, settle or compromise any material claim or assessment for taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment for taxes;

  •
  modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which it is a party;

  •
  write up, write down or write off the book value of any assets, individually or in the aggregate, for the company and its subsidiaries taken as a whole, in excess of $100,000, except in accordance with GAAP consistently applied;

  •
  take any action to exempt or make the company not subject to state anti-takeover laws;

  •
  enter into any agreement or arrangement that materially limits or otherwise materially restricts the company and its subsidiaries or any successor thereto from engaging or competing in any line of business or in any location;

  •
  take any action that is intended or would reasonably be expected to result in any of the conditions to the merger transaction set forth in the merger agreement not being satisfied; or

  •
  authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Meeting of Stockholders

        Trikon is obligated under the merger agreement to promptly call a meeting of its stockholders for the purposes of adopting the merger agreement and approving the merger transaction and the Newco amended and restated certificate of incorporation, and to use its best efforts to hold the meeting as soon as practicable after the date on which the registration statement, of which this proxy statement/prospectus forms a part, becomes effective.

        Except if the merger agreement is terminated in accordance with its terms, the above obligation to call and hold a meeting of Trikon stockholders is not affected by the commencement, disclosure, announcement or submission of any acquisition proposal, or by any withdrawal, amendment or modification of either party's board of directors' recommendation in favor of the merger transaction and associated agreements.

Other Agreements

  Trikon and Aviza

        Trikon and Aviza have each agreed, among other things:

  •
  to cause Newco to file, as promptly as practicable after execution of the merger agreement, this proxy statement/prospectus with the SEC, and to prepare and file the registration statement of which this proxy statement/prospectus is a part; to use commercially reasonable efforts to respond to any comments from the SEC with respect to the registration statement, this proxy statement/prospectus and any other filings, and to cause the registration statement to be declared effective; and for Trikon to mail this proxy statement/prospectus to Trikon stockholders as promptly as practicable after the registration statement is declared effective by the SEC;

  •
  except as may be required pursuant to any confidentiality agreement or similar agreement or arrangement to which Trikon or Aviza may be a party, from the date of the merger agreement to the effective time of the merger transaction, to provide each other with access at reasonable times to the other party's books, records, officers, employees, agents, properties, offices and other facilities and to furnish such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party as the other party may reasonably request, which information shall be subject to confidentiality obligations currently in place between the parties;

  •
  to use their commercially reasonable efforts to comply with all legal requirements with respect to the merger transaction, take all appropriate action necessary to complete the transactions contemplated in the merger agreement and related agreements, and make all filings reasonably determined by the parties to be required by any governmental entity in connection with the merger transaction;

  •
  to give any notices to third parties, and use commercially reasonable efforts to obtain any third-party consents: (i) necessary, proper or advisable to complete the transactions contemplated in the merger agreement and related agreements; or (ii) required to prevent the occurrence of a material adverse effect (as defined in the merger agreement) on the party;

  •
  from the date of the merger agreement until the effective time of the merger transaction, to promptly notify the other party in writing of any pending or threatened action, suit, arbitration or other proceeding or investigation by any governmental entity or any other person challenging or seeking material damages in connection with the merger transaction or seeking to restrain or prohibit the completion of the merger transaction;

  •
  from the date of the merger agreement until the effective time of the merger transaction, to promptly notify the other party of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the merger transaction and the other transactions contemplated by the merger agreement or any related agreement not to be satisfied; or (ii) the failure of the party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the merger agreement or any related agreement that would reasonably be expected to result in any condition to the obligations of the party to effect the merger transaction and the other transactions contemplated by the merger agreement or any related agreement not to be satisfied;

  •
  to consult with each other and agree on any press release or public statements about the merger transaction;

  •
  to provide Newco with all information relating to such parties required for use in the Nasdaq listing application covering the shares of Newco to be issued in the merger transaction;

  •
  to (i) use their respective reasonable best efforts to cause the Trikon merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and the Trikon merger and the Aviza merger, taken together, to qualify as an exchange described in Section 351 of the Internal Revenue Code; and (ii) use commercially reasonable efforts to obtain tax opinions from their respective counsel;

  •
  that each of Trikon and Aviza shall, within five business days after the date of the merger agreement, deliver to the other party a list of the names of all persons that Trikon and Aviza, as applicable, expect to be, immediately prior to the effective time of the merger transaction, "affiliates" of Trikon or Aviza, as applicable, for purposes of Rule 145 under the Securities Act, and Trikon and Aviza shall each use commercially reasonable efforts to cause any such affiliate to execute a written affiliate agreement; and

  •
  that, in the event that sub-proposal 2A to provide for a classified board of directors of Newco is not approved at the Trikon special meeting by the requisite vote of its stockholders, to:

  •
  cooperate and use commercially reasonable efforts to take all actions necessary to ensure that the first annual meeting of Newco's stockholders held after the effective time of the merger transaction shall not be held prior to the 13-month anniversary of the effective time of the merger transaction;

  •
  for a period beginning at the effective time of the merger transaction and ending immediately prior to the first annual meeting of Newco's stockholders held after the effective time of the merger transaction, cooperate and use commercially reasonable efforts to take all actions necessary to maintain a Newco board of directors that consists of three members of the Trikon board of directors as of March 14, 2005, three members of the Aviza board of directors as of March 14, 2005 (or in each case, such other members as shall be designated in accordance with the terms of the Newco amended and restated certificate of incorporation) and one member that is not an affiliate of Trikon, Aviza or VantagePoint as of immediately prior to the effective time of the merger transaction; and

  •
  for a period beginning immediately prior to the first annual meeting of Newco stockholders held after the effective time of the merger transaction and ending immediately prior to the second annual meeting of Newco stockholders held after the effective time of the merger transaction, cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions necessary to maintain a Newco board of directors that shall include at least two members of the Trikon board of directors as of March 14, 2005, at least two members of the Aviza board of directors as of March 14, 2005 (or in each case, such other members as shall be designated in accordance with the terms of the Newco amended and restated certificate of incorporation) and at least one member that is not an affiliate of Trikon, Aviza or VantagePoint as of immediately prior to the effective time of the merger transaction.

  Newco

        In addition, Newco has agreed:

  •
  to promptly prepare and submit to Nasdaq a listing application covering the shares of Newco common stock to be issued in the merger transaction and shall use its commercially reasonable efforts to cause such shares to be approved for listing on the Nasdaq National Market;

  •
  with respect to any employee benefit plans of Newco in which any director, officer or employee of Trikon or Aviza will participate, to recognize all service of the Trikon or Aviza service providers, as the case may be, for purposes of vacation and severance and participation in, but not for purposes of benefit accrual, in any employee benefit plans of Newco in which such Trikon or Aviza service providers may be eligible to participate after the effective time of the merger transaction;

  •
  to file, as soon as practicable after the effective time of the merger transaction, one or more registration statements on Forms S-1, S-3 or S-8 to register the shares of Newco common stock issuable with respect to assumed options to purchase shares of Trikon common stock and Aviza common stock and the assumed warrants to purchase shares of Trikon common stock;

  •
  in the event the proposal to provide for a classified board of directors of Newco in the Newco amended and restated certificate of incorporation is not approved at the Trikon special meeting, to cooperate and use commercially reasonable efforts to ensure:

  •
  the first special meeting of Newco held after the effective time of the merger transaction is not held prior to the 13-month anniversary of the effective time of the merger transaction;

  •
  for the period beginning as of the effective time of the merger transaction and ending immediately prior to the first special meeting of Newco stockholders held after the effective time of the merger transaction, the Newco board of directors consists of three Trikon designees, three Aviza designees and one independent director;

  •
  for a period beginning immediately prior to the first annual meeting of Newco stockholders held after the merger transaction and ending immediately prior to the second annual meeting of Newco stockholders held after the merger transaction, the Newco board of directors will include at least two Trikon designees, two Aviza designees and at least one independent director.

No Solicitation

        Under the terms of the merger agreement, each of Trikon, Aviza and the subsidiaries of Trikon and Aviza agreed not to take any action directly or indirectly, or authorize or permit any of its directors, officers, employees, agents or representatives, or to the extent under its control, its affiliates, to take any action to:

  •
  solicit, initiate, encourage, including by way of furnishing non-public information, or facilitate, to the extent that such party knew or should have known it was facilitating, any acquisition proposal;

  •
  enter into any agreement with respect to any acquisition proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to complete the Trikon merger or Aviza merger, respectively, or any other transaction contemplated by the merger agreement; or

  •
  participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate, to the extent that such party knew or should have known it was facilitating, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal.

        Each party further agreed that upon execution of the merger agreement, it would cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted up to the execution of the merger agreement with respect to an acquisition proposal. Each party would also promptly request that all confidential information disclosed on its behalf in connection with any such discussions or negotiations be returned or destroyed.

        In addition, each party agreed to advise the other party as promptly as practicable, and in no event later than 24 hours, of receiving any inquiry relating to any potential acquisition proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it. Each party must also furnish to the other party a copy of any such proposal or inquiry if it is in writing, or a written summary of any such proposal or inquiry if it is not in writing, and must keep the other party fully informed on a prompt basis with respect to any not-insignificant developments with respect to the proposal or inquiry.

        However, at any time prior to obtaining approval by the Trikon stockholders of the Trikon merger and related matters contemplated by the merger agreement, if Trikon receives an acquisition proposal that its board of directors determines in good faith, after consultation with outside counsel and a nationally recognized financial advisor, constitutes or is reasonably likely to lead to a superior proposal, it may then take the following actions, but only if its board of directors believes in good faith, following consultation with outside legal counsel, that the failure to take such action is reasonably likely to lead to a breach of the board of directors' fiduciary duties:

  •
  furnish information to the third party making the acquisition proposal, provided that the party receiving the proposal from the third party obtains an executed confidentiality agreement from such third party with terms that are at least as restrictive as the terms contained in the confidentiality agreement between Trikon and Aviza; and

  •
  engage in discussions or negotiations with the third party with respect to the acquisition proposal.

        An "acquisition proposal" means any offer or proposal concerning any:

  •
  merger, consolidation, business combination, or similar transaction involving Trikon, Aviza or any subsidiary of Trikon or Aviza;

  •
  sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Trikon, Aviza or any subsidiary of Trikon or Aviza representing 20% or more of the consolidated assets of Trikon, Aviza or any subsidiary of Trikon or Aviza;

  •
  issuance, sale or other disposition of, including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction, securities, or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities, representing 20% or more of the voting power of Trikon or Aviza;

  •
  a transaction in which any person acquires beneficial ownership, or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of Trikon or Aviza; or

  •
  any combination of the foregoing, other than the merger transaction contemplated by the merger agreement;

provided, however, that any offer or proposal, or agreement or transaction related to an offer or proposal, made or received after the termination of the merger agreement concerning any sale or issuance by Trikon or Aviza of securities in one or more bona fide capital-raising transactions that do not result in any person or group obtaining the right to designate more than one-third of the members of the Aviza board of directors or the Trikon board of directors, as applicable, will not constitute an acquisition proposal.

        A "superior proposal" means a bona fide acquisition proposal made by a third party which was not solicited by Trikon, any Trikon subsidiary, any Trikon representative or any other affiliates of Trikon, and which, in the good faith judgment of the Trikon board of directors, taking into account, to the extent deemed appropriate by the Trikon board of directors, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (i) if accepted, is reasonably likely to be consummated and (ii) if consummated would, based upon the good faith determination of the Trikon board of directors after consultation with its financial advisor, result in a transaction that is more favorable to Trikon stockholders, from a financial point of view, than the transactions contemplated by the merger agreement.

Conditions to the Completion of the Merger Transaction

  Closing Conditions of both Trikon and Aviza

        Trikon's and Aviza's obligation to complete the merger transaction are subject to satisfaction or waiver of the following closing conditions:

  •
  the registration statement of which this proxy statement/prospectus is a part must be declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Trikon or Aviza, threatened in writing (and not abandoned or withdrawn) by the SEC;

  •
  the Trikon merger shall have been approved and adopted by the requisite vote of Trikon stockholders;

  •
  no domestic or foreign governmental, administrative, judicial or regulatory authority, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or other finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits completion of the Trikon merger, the Aviza merger or any other transactions contemplated by the merger agreement;

  •
  other than filing certificates of merger, all consents, approvals and authorizations of any domestic or foreign governmental, administrative, judicial or regulatory authority, the failure of which to obtain is reasonably likely to have a material adverse effect on Trikon or Aviza shall have been obtained on terms and conditions that would not reasonably be likely to have a material adverse effect on Trikon or Aviza;

  •
  any applicable waiting periods, together with any extensions of waiting periods, under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated;

  •
  the shares of Newco common stock issuable to Trikon stockholders and Aviza stockholders in the merger transaction shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

  •
  Trikon shall have received a written opinion from its legal counsel to the effect that, for U.S. federal income tax purposes, the Trikon merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the Trikon merger and the Aviza merger, taken together, will qualify as an exchange described in Section 351 of the Internal Revenue Code and the regulations promulgated under the Internal Revenue Code; and

  •
  Aviza shall have received a written opinion from its legal counsel to the effect that, for U.S. federal income tax purposes, the Trikon merger and the Aviza merger, taken together, will qualify as an exchange described in Section 351 of the Internal Revenue Code and the regulations promulgated under the Internal Revenue Code.

  Additional Closing Conditions of Trikon

        Trikon's obligation to complete the merger transaction is also subject to satisfaction or waiver of the following additional closing conditions:

  •
  the representations and warranties of Aviza contained in the merger agreement shall be true and correct as of March 14, 2005 and the effective time of merger transaction as if made as of the effective time of the merger transaction, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that this condition shall be deemed to be satisfied so long as any failures of Aviza's representations and warranties to be so true and correct, in the aggregate, do not constitute a material adverse effect on Aviza as of the effective time of the merger transaction;

  •
  Aviza shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger agreement;

  •
  the second amended and restated stockholder agreement among Newco, Trikon and Aviza's majority stockholder, VantagePoint, shall be in full force and effect as of the effective time of the merger transaction; and

  •
  the holders of no more than one percent (1%) of Aviza's issued and outstanding common stock and Aviza series A preferred stock immediately prior to the effective time of the merger transaction shall have delivered a written demand for appraisal with regard to their shares of Aviza common stock and Aviza series A preferred stock in accordance with Delaware law. The period for making demands of appraisal rights has passed and no Aviza stockholders have made any such claims.

  Additional Closing Conditions of Aviza

        Aviza's obligation to complete the merger transaction is also subject to satisfaction or waiver of the following additional closing conditions:

  •
  the representations and warranties of Trikon contained in the merger agreement shall be true and correct as of March 14, 2005 and as of the effective time of the merger transaction as if made as of the effective time of the merger transaction, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that this condition shall be deemed to be satisfied so long as any failures of Trikon's representations and warranties to be so true and correct, in the aggregate, do not constitute a material adverse effect on Trikon as of the effective time of the merger transaction; and

  •
  Trikon shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger agreement.

Termination of the Merger Agreement

        The merger agreement may be terminated, and the merger transaction may be abandoned, at any time before the effective time of the merger transaction by action taken or authorized by the board of directors of the terminating party or parties, whether before or after the requisite stockholder approvals have been obtained, under the following circumstances:

  •
  by mutual written consent of Trikon and Aviza;

  •
  by either Trikon or Aviza if the merger transaction has not been completed by December 31, 2005, although such right to terminate the merger agreement shall not be available to any party whose failure to fulfill any obligation in the merger agreement has been the principal cause of, or resulted in, the failure of the merger transaction to occur on or before December 31, 2005;

  •
  by either Trikon or Aviza if a governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action which has the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and related agreements;

  •
  by Trikon if the required vote of the Aviza stockholders to consummate the Aviza merger or other transactions contemplated by the merger agreement has not been obtained;

  •
  by either Trikon or Aviza, if the Trikon stockholders have not adopted the merger agreement and approved the merger transaction;

  •
  by either Trikon or Aviza in the event of a triggering event with respect to the other party;

  •
  by Trikon, if the Trikon board of directors decides to accept a superior acquisition proposal, but only if (i) Trikon provides Aviza with not less than five business days' notice of its determination, (ii) has negotiated with Aviza to make such adjustments in the terms and conditions of the merger agreement as would enable Trikon and Aviza to proceed with the merger transaction and (iii) if the consideration payable to Trikon stockholders in any superior acquisition proposal consists of equity securities of the party making such proposal, Trikon holds its stockholders' meeting but fails to obtain the stockholder approval required for the merger transaction; and

  •
  by either Trikon or Aviza if the other party breaches any representation or warranty set forth in the merger agreement or fails to perform any of such party's covenants set forth in the merger agreement and such breach or failure to perform is not cured by the party in breach or non-compliance within 15 days following receipt by such party of written notice of such breach or failure.

        A "triggering event" with respect to a party has occurred if (i) the other party's board of directors or committee of the board withdraws or adversely changes its recommendation to its stockholders regarding the merger transaction, (ii) the other party's board of directors determines to recommend to its stockholders an acquisition proposal other than the one contemplated by the merger agreement, or determines to accept such an acquisition proposal, (iii) a tender or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of the outstanding shares of the other party, by anyone unaffiliated with the other party has been commenced and the other party does not, within 10 business days of a request by such party recommend to its stockholders not to tender their shares in such offer, (iv) any person or group unaffiliated with the other party becomes the beneficial owner of 30% or more of the outstanding shares of the party without the prior written approval of the other party or (v) with respect to Trikon only, Trikon fails to hold its stockholders' meeting for the adoption of the merger agreement and approval of the merger transaction by December 31, 2005 due to Trikon's breach of its obligations to use its best efforts to hold such meeting.

Termination Fees and Expenses

  Aviza Termination Fee and Expenses

        Aviza will be required to pay Trikon a $1.5 million termination fee if the merger agreement is terminated due to the occurrence of a triggering event with respect to Aviza. Such termination fee must be delivered to Trikon within two business days of such termination. In addition, Aviza would have been required to pay Trikon a $1.5 million termination fee if Aviza stockholders did not adopt the merger agreement and an acquisition proposal with respect to Aviza had been publicly announced and not expressly and publicly withdrawn prior to December 31, 2005. Such termination fee must be paid to Trikon no later than two days after the earlier to occur of (i) the date of the agreement pertaining to an acquisition proposal that is entered into within 12 months of the termination of the merger agreement or (ii) the date any person or group of related persons (other than Trikon) purchases 37.5% or more of the voting securities of Aviza by way of a tender or exchange offer (provided that any such tender or exchange offer for Aviza's voting securities is first publicly announced within 12 months of the termination of the merger agreement).

        Aviza must also pay Trikon an amount equal to the sum of Trikon's expenses incurred in connection with the merger agreement and associated transactions (for which Trikon has not previously been reimbursed by Aviza), up to a maximum of $1 million (provided that Aviza shall not be required to pay an amount in excess of $2 million after aggregating the termination fee and any expenses paid), under the following circumstances:

  •
  if the Aviza stockholders did not adopt the merger agreement and approve the related transactions;

  •
  if a triggering event with respect to Aviza occurs; or

  •
  if Aviza breaches any representation or warranty set forth in the merger agreement or fails to perform any of its covenants set forth in the merger agreement and such breach or failure to perform, if not cured by Aviza within 15 days following receipt by Aviza of written notice from Trikon of such breach or failure, would give Trikon the right to terminate the merger agreement.

  Trikon Termination Fee and Expenses

        Trikon will be required to pay Aviza a $1.5 million termination fee if the merger agreement is terminated due to the occurrence of a triggering event with respect to Trikon or if the Trikon board of directors decides to accept a superior proposal. If the merger agreement is terminated by Trikon because of the acceptance by the Trikon board of directors of a superior proposal, the termination fee will be paid prior to the occurrence of any such termination. If the merger agreement is terminated by Aviza due to the occurrence of a triggering event with respect to Trikon, the termination fee shall be paid within two days of such termination.

        In addition, Trikon will be required to pay Aviza a $1.5 million termination fee if the Trikon stockholders do not adopt the merger agreement and approve the Trikon merger and an acquisition proposal with respect to Trikon has been publicly announced and not expressly and publicly withdrawn prior to the meeting of the Trikon stockholders to adopt the merger agreement. Such termination fee will be paid to Aviza no later than two days after the earlier to occur of (i) the date of the agreement pertaining to an acquisition proposal that is entered into within 12 months of the termination of the merger agreement or (ii) the date any person or group of related persons (other than Aviza) purchases 37.5% or more of the voting securities of Trikon by way of a tender or exchange offer (provided that any such tender or exchange offer for Trikon's voting securities is first publicly announced within 12 months of the termination of the merger agreement).

        Trikon must also pay Aviza an amount equal to the sum of Aviza's expenses incurred in connection with the merger agreement and associated transactions (for which Aviza has not previously been reimbursed by Trikon), up to a maximum of $1 million (provided that Trikon shall not be required to pay an amount in excess of $2 million after aggregating the termination fee and any expenses paid), under the following circumstances:

  •
  if the Trikon stockholders do not adopt the merger agreement and approve the Trikon merger;

  •
  if a triggering event with respect to Trikon has occurred or the Trikon board of directors accepts a superior proposal; or

  •
  if Trikon breaches any representation or warranty set forth in the merger agreement or fails to perform any of its covenants set forth in the merger agreement and such breach or failure to perform, if not cured by Trikon within 15 days following receipt by Trikon of written notice from Aviza of such breach or failure, would give Aviza the right to terminate the merger agreement.

Other Expenses

        Whether or not the merger transaction is completed, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring the fees or expenses. In addition, each party shall bear the cost of the incremental fees and expenses of the other party's financial advisor if such party requests that other party's board of directors reconfirm its recommendation of the merger transaction to its stockholders.

Indemnification and Insurance

        Newco has agreed to indemnify and hold harmless all past and present directors and officers and employees of Trikon and Aviza to the same extent such persons are indemnified as of the date of the merger agreement for acts and omissions occurring prior to the effective time of the merger transaction and to indemnify such persons for acts and omissions occurring in connection with the approval of the merger agreement and the completion of the merger transaction.

        In addition, Newco has agreed to provide, for six years after the effective time of the merger transaction, to Trikon's and Aviza's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the merger transaction that is substantially equivalent to Trikon's and Aviza's existing policies, as applicable, or, if substantially equivalent insurance is unavailable, the best available coverage. Newco, however, will not be required to pay an annual premium on such insurance policy for any year during such six-year period that is greater than 175% of the sum of the annual premiums payable under Trikon's and Aviza's existing insurance policies.

        In addition, Newco has agreed to indemnify and hold harmless all pension plan trustees of Trikon, which include certain of Trikon's directors and officers, for any acts or omissions occurring prior to the effective time of the merger transaction and to maintain prepaid insurance policies that Trikon obtains prior to the effective time of the merger transaction with respect to these trustees.

Amendment and Waiver

        The merger agreement may be amended in writing by the parties by action of their respective boards of directors at any time prior to the effective time of the merger transaction; provided that after obtaining such stockholder approval of the merger transaction, no amendment, which by any applicable law or rule requires further approval of such stockholders, shall be made without obtaining such further approval.

        If a material change is made to the merger agreement or a material condition to the merger transaction is waived, Trikon will resolicit proxies from its stockholders.

        At any time prior to the effective time of the merger transaction, any party to the merger agreement may (i) extend the time of the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

        THE TRIKON BOARD OF DIRECTORS RECOMMENDS THAT TRIKON STOCKHOLDERS
VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT AND APPROVAL
OF THE TRIKON MERGER.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT

Second Amended and Restated Stockholder Agreement

        As an inducement to each party's entering into the merger agreement, affiliates of VantagePoint entered into a second amended and restated stockholder agreement with Newco and Trikon. Pursuant to the second amended and restated stockholder agreement, among other things, VantagePoint agreed to vote its shares of Newco capital stock in favor of a specified board structure and composition and to provide specified financial support to Newco. The second amended and restated stockholder agreement is attached to this proxy statement/prospectus as Annex E.

  Structure and Composition of the Newco Board of Directors

        In the event the Trikon stockholders approve the amended and restated certificate of incorporation of Newco, Newco will have a classified board of directors. The second amended and restated stockholder agreement provides that, in the event that the Newco board of directors is classified, VantagePoint will vote its shares of Newco capital stock as follows:

  •
  to elect as the initial Trikon designees, Robert R. Anderson as a Class III director, Richard M. Conn as a Class II director and John Macneil as a Class I director; and

  •
  to elect as the initial Aviza designees, David C. Fries as a Class III director, Klaus C. Wiemer as a Class II director and Jerauld J. Cutini as a Class I director.

        In the event the Trikon stockholders do not approve the amended and restated certificate of incorporation of Newco and VantagePoint does not otherwise establish a classified board of directors of Newco subsequent to the completion of the merger transaction, the second amended and restated stockholder agreement provides that, unless a majority of the Trikon designees consent to the contrary, VantagePoint will vote its shares of Newco capital stock as follows:

  •
  from the effective time of the merger transaction until immediately prior to the first annual meeting of Newco stockholders held after the effective time of the merger transaction (which, pursuant to the proposed amended and restated certificate of incorporation of Newco, cannot be held prior to the 13-month anniversary of the effective time of the merger transaction), to elect a Newco board of directors that consists of three Trikon designees (initially Messrs. Anderson, Conn and Macneil), three Aviza designees (initially Messrs. Fries, Wiemer and Cutini) and one independent director (initially Dana C. Ditmore); and

  •
  from immediately prior to such first annual meeting until immediately prior to the second annual meeting of Newco stockholders held after the effective time of the merger transaction, to elect a Newco board of directors of Newco that consists of at least two Trikon designees, at least two Aviza designees and at least one independent director.

        In the event that the Trikon stockholders adopt the merger agreement and do not approve the amended and restated certificate of incorporation of Newco, subsequent to the completion of the merger transaction, VantagePoint, as the majority stockholder of Newco after the completion of the merger transaction, could in its discretion act by written consent to establish a classified board of directors.

        The second amended and restated stockholder agreement further provides that for the period beginning as of the effective time of the merger transaction and ending on the earlier to occur of (x) the third anniversary of the effective time of the merger transaction and (y) the date VantagePoint is no longer the holder of any shares of Newco capital stock, VantagePoint will act to maintain the size of the board at seven members and to maintain a classified board structure (if one is implemented) unless a majority of the Newco board, including a majority of the Trikon designees, recommend to the contrary.

  VantagePoint Guarantee of Obligations Under Aviza's Existing $40 Million Revolving Credit Facility

        The terms of the second amended and restated stockholder agreement require that VantagePoint guarantee the obligations of Newco, Aviza and their respective subsidiaries, successors and assignees under Aviza's existing $40 million revolving credit facility with Bank of America for a period beginning at the effective time of the merger transaction and ending on the earlier to occur of (x) the first anniversary of the effective time of the merger transaction and (y) the date Newco secures an equity financing with gross proceeds to Newco in an amount equal to at least $50 million. The guarantee period may be extended for up to an additional nine months at Newco's option. VantagePoint's obligation to extend the guarantee is subject to specified restrictions and conditions as more fully described in the second amended and restated stockholder agreement.

        The second amended and restated stockholder agreement also requires that in the event that the credit facility is terminated by Bank of America prior to the expiration of the initial guarantee period or any extension of such guarantee period, and Newco is able to secure a replacement credit facility on commercially reasonable terms, VantagePoint will guarantee all of the obligations of Newco, Aviza and their respective subsidiaries, successors and assignees under the replacement facility; provided, however, that VantagePoint will not be obligated to guarantee an amount in excess of $20 million under the replacement facility. VantagePoint's obligation to provide the replacement guarantee is subject to specified restrictions and conditions as more fully described in the second amended and restated stockholder agreement.

  Contingent Financing

        The second amended and restated stockholder agreement further provides that if during the 12-month period immediately following the merger transaction Newco has not consummated an equity financing with gross proceeds to Newco in an amount equal to at least $20 million, VantagePoint will, upon the written request from Newco, participate in a private placement of Newco capital stock in which one or more third-party investors purchase at least $10 million of Newco capital stock pursuant to definitive agreements negotiated by such investors by converting all shares (or such lesser number of shares as requested by Newco) of Aviza series B preferred stock and series B-1 preferred stock then held by affiliates of VantagePoint into shares of Newco capital stock issued in the private placement. VantagePoint will otherwise participate in the equity investment on the same terms and conditions as set forth in the definitive agreements negotiated by such investors.

  Warrants Issuable as Consideration

        In exchange for VantagePoint's agreement to provide the initial guarantee of the obligations under the revolving credit facility and to participate in the private placement described above, at the effective time of the merger, Newco will issue VantagePoint a warrant to purchase up to 333,333 shares of Newco common stock at an exercise price of $27.00 per share. In the event that the guarantee period is extended by Newco as described above, Newco will issue VantagePoint an additional warrant to purchase up to an additional 333,333 shares of Newco common stock at an exercise price of $27.00 per share. The foregoing number of shares issuable upon exercise of the warrants and the exercise price per share reflect an assumed Trikon exchange ratio of 0.333 and will be appropriately adjusted to reflect any change in the Trikon exchange ratio effected prior to the effective time of the merger.

        VantagePoint will have registration rights with respect any shares of Newco common stock issued pursuant to the exercise of these warrants and with respect to the other shares of Newco common stock that it will receive in connection with the merger transaction. The registration rights granted to VantagePoint are subject to specified restrictions and conditions as more fully described in the second amended and restated stockholder agreement.

Restrictions on Actions of the Newco Board of Directors Following the Merger Transaction

        Pursuant to the terms of the amended and restated certificate of incorporation of Newco to be voted on by the Trikon stockholders, until the first anniversary of the effective time of the merger transaction, the Newco board of directors will not approve any reduction in the number of employees located at (i) Trikon's manufacturing facility in Newport, South Wales (excluding the sheet metal and machining shop) which would result in a reduction of payroll expenses in excess of 12% of the payroll expenses attributable to such facility as of the effective time of the merger transaction, unless such amendment is recommended by a majority of the Newco board of directors, including a majority of the Trikon designees or (ii) Aviza's manufacturing facility located at Scotts Valley, California, which would result in a reduction of payroll expenses in excess of 12% of the payroll expenses attributable to such facility as of the effective time of the merger transaction, unless such amendment is recommended by a majority of the Newco board of directors, including a majority of the Aviza designees.

        In addition, the amended and restated certificate of incorporation of Newco provides that:

  •
  any merger between Newco and a company controlled by VantagePoint must be approved by a majority of the members of the Newco board of directors who are not affiliates of VantagePoint; and

  •
  until the time of the nomination of directors by the Newco board of directors for the first annual meeting of Newco stockholders following the effective time of the merger transaction, the Newco board of directors will take no action to disturb the composition of the Newco board of directors agreed to in the merger transaction.

        For further information regarding provisions of Newco's amended and restated certificate of incorporation, see the section entitled "Proposal Two—Approval of the Newco Certificate of Incorporation to be Effective Following the Merger Transaction" beginning on page 191. For further information regarding officers and directors of Newco immediately following the merger transaction, see the section entitled "Management of Newco Following the Merger Transaction" beginning on page 151. For further information regarding the terms of the second amended and restated stockholder agreement, see the section entitled "Second Amended and Restated Stockholder Agreement" beginning on page 147.

Affiliate Agreements

        Certain of the affiliates of Trikon and Aviza executed affiliate agreements in connection with the merger transaction. Under these affiliate agreements, Newco will be entitled to place appropriate legends on the certificates evidencing any Newco common stock to be received by these persons or entities, and to issue stop transfer instructions to the transfer agent for the Newco common stock. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Newco common stock to be received by them in the merger transaction. The affiliate agreements will terminate automatically upon the termination of the merger agreement.

Employment Agreements

        Newco and Dr. John Macneil have executed an employment agreement, pursuant to which Dr. Macneil will, upon the completion of the merger transaction, be appointed the Executive Vice President and Chief Technical Officer of Newco. Dr. Macneil's employment agreement includes, among other terms and conditions, an annual salary of 170,000 British pounds, which reflects an increase to his current annual salary of 10,000 British pounds, the possible grant of options and performance-based cash bonuses and the use of a company car. The employment agreement also provides that Dr. Macneil will receive six months' notice of termination of employment. Dr. Macneil is also entitled to a termination payment if Newco completes a merger or acquisition and Dr. Macneil is not offered comparable employment. For the period beginning as of the first anniversary of the effective date of the merger transaction and ending three months thereafter, Dr. Macneil will be eligible for a termination payment equal to 12 months of his total earnings in the 12 months immediately preceding the termination or resignation.

        Newco and Mr. Cutini will enter into an employment agreement to be effective as of the completion of the merger transaction. Mr. Cutini's employment agreement will include, among other terms and conditions, an annual salary of $400,000, which reflects an increase to his current annual salary of $100,000, and, effective upon the completion of the merger transaction, a grant of options to purchase that number of shares of Newco common stock which, together with the number of shares of Newco common stock issuable upon exercise of options to purchase Newco common stock held by Mr. Cutini as of immediately prior to the completion of the merger transaction, will equal approximately five percent of the number of shares of Newco common stock outstanding upon completion of the merger transaction, calculated on a fully diluted basis. Mr. Cutini's employment agreement will also provide that if Mr. Cutini is terminated by Newco without cause or is constructively terminated before or within 12 months after Newco completes a merger or acquisition, Mr. Cutini will be eligible for a termination payment equal to 12 months of his then-current salary and all options to purchase Newco common stock and restricted shares of Newco common stock then held by him will immediately become 100% vested.

        Newco and Mr. O'Connor will enter into an employment agreement to be effective as of the completion of the merger transaction. Mr. O'Connor's employment agreement will include, among other terms and conditions, an annual salary of $375,000, which reflects an increase to his current annual salary of $100,000, and, effective upon the completion of the merger transaction, a grant of options to purchase that number of shares of Newco common stock which, together with the number of shares of Newco common stock issuable upon exercise of options to purchase Newco common stock held by Mr. O'Connor as of immediately prior to the completion of the merger transaction, will equal approximately four percent of the number of shares of Newco common stock outstanding upon completion of the merger transaction, calculated on a fully diluted basis. Mr. O'Connor's employment agreement will also provide that if Mr. O'Connor is terminated by Newco without cause or is constructively terminated before or within 12 months after Newco completes a merger or acquisition, Mr. O'Connor will be eligible for a termination payment equal to 12 months of his then-current salary and all options to purchase Newco common stock and restricted shares of Newco common stock then held by him will immediately become 100% vested.

MANAGEMENT OF NEWCO FOLLOWING THE MERGER TRANSACTION

Directors and Executive Officers

        Upon the completion of the merger transaction, the Newco board of directors is expected to be comprised of seven members. Three of the directors will be members of the Trikon board of directors as of the date of the merger agreement, or the Trikon Directors, three directors will be members of the Aviza board of directors as of the date of the merger agreement, or the Aviza Directors, and one of the directors will be an individual who is not an affiliate of Trikon, Aviza or VantagePoint and is independent under the rules of the SEC and NASD with respect to Newco.

Classified Board

        If the Trikon stockholders approve the Newco amended and restated certificate of incorporation to be effective following the merger transaction, the number of directors serving on the Newco board of directors will be fixed at seven until the third anniversary of the effective time of the merger transaction. In addition, if the Trikon stockholders approve the Newco amended and restated certificate of incorporation, the Newco board of directors will be classified into three classes, designated as Class I, Class II and Class III, each with a three-year term. Each class of directors will, to the extent practicable, consist of an equal number of directors. At the first annual meeting of Newco stockholders following the effective time of the merger transaction, the term of office of the Class I directors will expire, and the Class I directors elected at that meeting will be elected for a full three-year term. At the second annual meeting of Newco stockholders following the effective time of the merger transaction, the term of office of the Class II directors will expire, and the Class II directors elected at that meeting will be elected for a full three-year term. At the third annual meeting of Newco stockholders following the effective time of the merger transaction, the term of office of the Class III directors will expire, and the Class III directors elected at that meeting will be elected for a full three-year term. At each succeeding annual meeting of stockholders, directors will be elected for a full three-year term to succeed the directors of the class whose terms expire at such annual meeting.

        The following table lists the names, ages and positions of individuals expected to be executive officers and directors of Newco upon the completion of the merger transaction. The ages of the individuals are provided as of October 24, 2005.

Name	Age	Position(s)	Class
Jerauld J. Cutini	46	President, Chief Executive Officer and Director	I
John Macneil	47	Executive Vice President, Chief Technical Officer and Director	I
Patrick C. O'Connor	57	Executive Vice President and Chief Financial Officer
Robert R. Anderson	68	Chairman of the Board of Directors Nominee	III
David C. Fries	60	Director Nominee	III
Richard M. Conn	60	Director Nominee	II
Klaus C. Wiemer	68	Director Nominee	II
Dana C. Ditmore	64	Director Nominee	II

        Jerauld J. Cutini.    Mr. Cutini is the co-founder of Aviza and has been its President and Chief Executive Officer and director since its inception in September 2003. Mr. Cutini has been a director and the President and Chief Executive Officer of Newco since its formation in December 2004. From October 1999 to March 2001, Mr. Cutini served as Senior Vice President of Marketing and Business Development for Gasonics International Corp. From April 2001 to September 2003, Mr. Cutini was

principally a private investor and consultant for the semiconductor industry under the name ITC Associates and served as Chief Executive Officer of Eshinui, Inc., an enterprise software start-up company. Mr. Cutini also co-founded OnTrak Systems, Inc., an equipment provider for the semiconductor industry, and from August 1990 to August 1997 served as OnTrak's Executive Vice President of Marketing, Sales and Customer Service until the company was acquired by Lam Research Corporation, an equipment supplier for the semiconductor industry, in August 1997. Following the acquisition, Mr. Cutini served as President of OnTrak, a wholly owned subsidiary of Lam Research, until October 1999. Prior to beginning his career in high technology, Mr. Cutini studied electronics and served with the United States Navy from 1978 to 1981 and with the United States Naval Reserves from 1981 to 1984.

        John Macneil, Ph.D.    Dr. Macneil has been a director of Newco since its formation in December 2004. Upon the completion of the merger transaction, Dr. Macneil will be Executive Vice President and Chief Technical Officer of Newco. Dr. Macneil joined Trikon in 1996 and was appointed Chief Technology Officer in June 1998. On March 10, 2004, Dr. Macneil was appointed Acting President and Chief Executive Officer and a member of the board of directors. On July 26, 2004, Dr. Macneil was appointed President and Chief Executive Officer. Prior to joining Trikon, Dr. Macneil served in various technical positions at Motorola and held senior technical positions in a number of research driven organizations both in the United Kingdom and in the United States. Dr. Macneil earned a Ph.D. in Solid State Physics from Leicester University in 1983 and earned a Master of Business Administration degree from Cardiff University in 1996.

        Patrick C. O'Connor.    Mr. O'Connor is the co-founder of Aviza and has been its Executive Vice President, Chief Financial Officer and Secretary since its inception in September 2003. Mr. O'Connor has been the Chief Financial Officer and Secretary of Newco since its formation in December 2004. Upon completion of the merger transaction, Mr. O'Connor will also be an Executive Vice President of Newco. From August 2002 to December 2004, Mr. O'Connor served as a director and the Chief Financial Officer of Loomis Group Inc., a provider of integrated marketing services. From June 1991 to August 1997, Mr. O'Connor served as Vice President and Chief Financial Officer of OnTrak Systems, Inc., an equipment provider for the semiconductor industry, until the company was acquired by Lam Research Corporation, an equipment supplier for the semiconductor industry, in August 1997. Following the acquisition, Mr. O'Connor served as Vice President—Business Process Management for Lam Research Corporation until June 1998. From June 1991 to the present, Mr. O'Connor has been the principal owner of P.C. O'Connor Associates, a consulting firm that helps establish small, entrepreneurial companies. Mr. O'Connor received a Bachelor of Science degree in Business Administration with an emphasis in accounting from San Jose State University.

        Robert R. Anderson.    Upon the completion of the merger transaction, Mr. Anderson will be the Chairman of the board of directors of Newco. Mr. Anderson was elected to the Trikon board of directors in April 2000. Mr. Anderson is a private investor. From January 1994 to January 31, 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. He also served as Chairman and Chief Executive Officer of Yield Dynamics, Inc., a private semiconductor process control software company, from October 1998 to October 2000, and presently serves as a director. In 1975, Mr. Anderson co-founded KLA Instruments Corporation, the predecessor to KLA-Tencor, or KLA, a supplier of semiconductor process control systems, from which he retired in 1994. He served as Vice-Chairman of KLA from November 1991 to March 1994, and as Chairman of KLA from May 1985 to November 1991. Prior to that, Mr. Anderson served as Chief Operating Officer and Chief Financial Officer of KLA. In addition to serving as a director of Trikon, Mr. Anderson currently serves as a director of MKS Instruments, Inc., and Aehr Test Systems, Inc. Mr. Anderson is a graduate of Bentley College and has served as a trustee of Bentley College from 1993 through 2004.

        David C. Fries, Ph.D.    Upon completion of the merger transaction, Mr. Fries will be a director of Newco. Mr. Fries has been the Managing Director of VantagePoint Venture Partners, a venture capital firm, since August 2001 and a Chairman of the Board of Aviza since its inception in September 2003. From 1995 to 2000, Mr. Fries served as the Chief Executive Officer of Productivity Solutions, Inc., a Florida-based developer of automated checkout technologies for food and discount retailers. From 1987 to 1995, Mr. Fries was a general partner at Canaan Partners, a venture capital firm, where he worked in various capacities with numerous emerging growth technology and healthcare companies. Mr. Fries received a Bachelor of Science degree (cum laude) from Florida Atlantic University and a Ph.D. in Physical Chemistry from Case Western Reserve University.

        Richard M. Conn.    Upon the completion of the merger transaction, Mr. Conn will be a director of Newco. Mr. Conn was elected to the board of directors of Trikon in January 1998. Mr. Conn formed Business Development Consulting in early 1997 and serves as a consultant in the semiconductor equipment industry. Prior to forming Business Development Consulting, Mr. Conn was a Vice President of Sales at KLA from 1984 until 1996. During his tenure at KLA, Mr. Conn was a member of the board of directors of KLA's subsidiaries in the United Kingdom, France and Germany. Mr. Conn has held several other positions in the semiconductor industry at companies that include Eaton Semiconductor Equipment, Applied Materials U.K. and ITT Semiconductors. Mr. Conn received a Bachelor of Science degree in physics from Imperial College London University.

        Klaus C. Wiemer, Ph.D.    Upon the completion of the merger transaction, Mr. Wiemer will be a member of the board of directors of Newco. Mr. Wiemer has served as a director of Aviza since September 2004. From June 2002 to the present, Mr. Wiemer has been an independent consultant in the semiconductor manufacturing industry with a concentration in the southeast Asia and European markets. From January 2000 to May 2002, Mr. Wiemer served as Chief Executive Officer of Communicant Semiconductor Technologies AG, Frankfurt (Oder), Germany, a company in partnership with Intel Corp. that attempted to establish the world-class IC foundry in Europe. From December 1999 to the present, Mr. Wiemer has served as Founder and General Manager of GSMC GmbH, Frankfurt (Oder), Germany, a German semiconductor company that helps technology start-up companies in the former East Germany. From May 1991 to April 1993, Mr. Wiemer served as President and Chief Executive Officer of Chartered Semiconductor Manufacturing Pte Ltd., and from June 1988 to April 1991, Mr. Wiemer served as President and Chief Operating Officer of Taiwan Semiconductor Manufacturing Company (TSMC); prior to that, from June 1987 to May 1988, he was TSMC's Senior Vice President of Operations. Mr. Wiemer has been a member of the board of directors of NeoMagic Corporation, a developer of semiconductor solutions, Simtek Corporation, an integrated circuits company, Meissner+Wurst, a company specializing in the construction of microelectronic manufacturing facilities, and InterFET Corporation, a discrete semiconductor device company. Mr. Wiemer received a Bachelor of Science degree in physics from Texas Western College (now University of Texas), a Masters of Science degree in physics from University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

        Dana C. Ditmore.    Upon completion of the merger transaction, Mr. Ditmore will be director of Newco. From January 1997 to the present, Mr. Ditmore has served as President of Oak Valley Consulting, Inc., a consulting firm for the semiconductor industry. From January 2001 to December 2002, Mr. Ditmore served as President and Chief Operating Officer of Tru-Si Technologies, Inc., an equipment provider for the semiconductor industry. From August 1998 to August 2000, Mr. Ditmore served as Vice President and General Manager of the Customer Support Business Group of Lam Research Corporation, an equipment provider for the semiconductor industry. Mr. Ditmore received a Bachelor of Science degree and a Masters of Science degree in Mechanical Engineering from the University of California, Berkeley.

Audit Committee

        Newco will establish an audit committee that will include Robert R. Anderson, as Chairman, Klaus C. Wiemer and Dana C. Ditmore. The audit committee's primary responsibilities will be to assist the Newco board of directors in its oversight of:

  •
  the integrity of Newco's financial statements;

  •
  Newco's independent registered public accounting firm's qualifications and independence;

  •
  the performance of Newco's independent registered public accounting firm; and

  •
  compliance with the code of ethics for senior financial officers.

        Upon the completion of the merger transaction, Robert R. Anderson will be the audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and has the financial sophistication required by the National Association of Securities Dealers' listing standards. Upon the completion of the merger transaction, each of Messrs. Anderson, Wiemer and Ditmore will be independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Compensation Committee

        Newco will establish a compensation committee that will include David C. Fries, as Chairman, Richard M. Conn and Klaus C. Wiemer. The compensation committee's primary responsibilities will be to assist and make recommendations to the Newco board of directors relating to:

  •
  compensation of Newco's executive officers;

  •
  reviewing the performance of the Chief Executive Officer; and

  •
  administration of the Newco's equity incentive plans.

Corporate Governance and Nominating Committee

        Newco will establish a corporate governance and nominating committee that will include David C. Fries, as Chairman, Robert R. Anderson and Dana C. Ditmore. The corporate governance and nominating committee's primary responsibilities will be to:

  •
  develop, update as necessary and recommend to the Newco board of directors corporate governance principles and policies;

  •
  monitor compliance with such principles and policies;

  •
  identify individuals qualified to become members of the Newco board of directors; and

  •
  approve and recommend candidates to the Newco board of directors.

        As part of its responsibility to approve and recommend director candidates, the corporate governance and nominating committee will consider potential nominees recommended by security holders.

Director Compensation

        Subject to further review by the Newco board of directors and a committee of the Newco board of directors, Newco will reimburse each member of its board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Each non-employee member of the Newco board of directors will also receive $2,000 for each meeting attended in person and $500 for each meeting attended by telephone. In addition, the Chairman of the Newco board of directors, if he is not an employee of Newco, will receive an annual stipend of $30,000, while other non-employee members of the Newco board of directors will receive an annual stipend of $20,000.

        Subject to further review by the Newco board of directors and a committee of the Newco board of directors, the Newco board of directors expects to approve a program granting options to non-employee directors under the Newco 2005 Stock Plan as follows:

  •
  an initial stock option grant to purchase 25,000, which options vest over a three-year period shares; and

  •
  an annual grant of 10,000, which options vest 25% each quarter over one year shares on the date of Newco's annual meeting.

Limitation on Directors' Liability and Indemnification

        The Newco amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any of the following acts:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the directors derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        The Newco amended and restated certificate of incorporation and bylaws provide that Newco will indemnify its directors and executive officers and other corporate agents to the fullest extent permitted by law. A copy of the Newco bylaws is attached to this proxy statement/prospectus as Annex E. We believe that indemnification under the Newco bylaws covers at least negligence and gross negligence on the part of indemnified parties. Newco's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification.

        Newco intends to enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of the directors and executive officers of Newco for many expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Newco, arising out of such person's services as a director or executive officer of Newco, any subsidiary of Newco or any other company or enterprise to which the person provided services at Newco's request. Newco believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

BENEFICIAL OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management of Trikon Prior to the Merger Transaction

        The following table sets forth as of October 24, 2005 certain information with respect to the beneficial ownership of Trikon common stock as to:

  •
  each person known by Trikon to own beneficially more than 5% of the outstanding shares of its common stock;

  •
  Trikon's Chief Executive Officer and each of Trikon's other four most highly compensated executive officers during fiscal year 2004;

  •
  each of its directors; and

  •
  all of its directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of October 24, 2005, excluding any acceleration that occurs solely as a result of the merger transaction, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them. Unless otherwise noted, the address of all parties in the table below is Ringland Way, Newport, South Wales NP18 2TA, United Kingdom.

        The numbers reflected in the percentage beneficially owned column are based on 15,754,985 shares of Trikon common stock and no shares of preferred stock outstanding as of October 24, 2005.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage Beneficially Owned
Affiliates of Special Situations Fund 153 East 53rd Street New York, New York 10022	1,839,083	(1)	11.7%
Christopher D. Dobson	1,214,615	(2)	7.7%
John Macneil	107,251	(3)	*
Robert R. Anderson	53,000	(4)	*
Richard M. Conn	29,250	(5)	*
William Elder	20,000	(6)	*
A. Nigel Wheeler	200,501	(7)	1.3%
Martyn J. Tuffery	26,064	(8)	*
Scott Brown	7,500	(9)	*
Andrew Noakes	16,341	(10)	*
All directors and executive officers as a group (15 persons)	1,781,183	(11)	10.8%

*
Less than 1%

(1)
Austin W. Marxe and David M. Greenhouse are the natural persons with beneficial ownership of the shares of common stock attributable to affiliates of Special Situations Fund, based on information provided in a Schedule 13G/A filed by such persons on February 11, 2005. The number of shares of common stock beneficially owned by affiliates of Special Situations Fund is based on information provided in the aforementioned Schedule 13G/A and includes 350,000 shares of common stock issuable upon exercise of currently exercisable warrants.

(2)
Includes 40,000 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(3)
Includes 98,251 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(4)
Includes 33,000 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(5)
Represents 29,250 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(6)
Represents 20,000 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(7)
Represents 200,501 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(8)
Represents 26,064 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(9)
Represents 7,500 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(10)
Includes 11,927 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(11)
Includes 577,568 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

Security Ownership of Certain Beneficial Owners and Management of Aviza Prior to the Merger Transaction

        The following table sets forth as of October 24, 2005, certain information with respect to the beneficial ownership of Aviza capital stock as to:

  •
  each person known by Aviza to own beneficially more than 5% of the outstanding shares of its common stock;

  •
  Aviza's Chief Executive Officer and each of Aviza's other most highly compensated executive officer during fiscal year 2004;

  •
  each of its directors; and

  •
  all of its directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of October 24, 2005, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them. Unless otherwise noted, the address of all parties in the table below is 440 Kings Village Road, Scotts Valley, CA, 95066.

        The numbers reflected in the percentage beneficially owned column are based on 527,598 shares of Aviza common stock, 5,804,446 shares of Aviza series A preferred stock, 20,000 shares of Aviza series B preferred stock and 90,000 shares of Aviza series B-1 preferred stock outstanding as of October 24, 2005.

	Shares Beneficially Owned				Percentage Beneficially Owned
									Percent Total Voting Power
Name of Beneficial Owner, Director or Officer	Series A Preferred Stock	Series B Preferred Stock	Series B-1 Preferred Stock	Common Stock†	Series A Preferred Stock	Series B Preferred Stock	Series B-1 Preferred Stock	Common Stock†
Affiliates of VantagePoint Venture Partners(1) 101 Bayhill Drive, Suite 300 San Bruno, CA 94066	5,804,446	10,000	90,000	—	100.0%	50.0%	100.0%	*	91.7%
Jerauld J. Cutini(2)	—	10,000	—	442,083	—	50.0%	—	55.7%	6.7%
Patrick C. O'Connor(3)	—	—	—	400,933	—	—	—	54.1%	6.1%
David C. Fries(4)	5,804,446	10,000	90,000	5,000	100.0%	50.0%	100.0%	*	91.7%
Richard C. Davis(5)	5,804,446	10,000	90,000	5,000	100.0%	50.0%	100.0%	*	91.7%
Melissa C. Guzy(6)	5,804,446	10,000	90,000	5,000	100.0%	50.0%	100.0%	*	91.7%
Klaus C. Wiemer(7)	—	—	—	5,000	—	—	—	*	*
All executive officers and directors as a group (6 persons)(8)	5,982,796	20,000	90,000	863,016	100.0%	100.0%	100.0%	84.1%	97.6%

*
Less than 1%

†
While Aviza series A preferred stock is convertible into Aviza common stock at any time, for the purposes of this presentation, shares and percentages of Aviza common stock beneficially owned exclude the effect of any conversion of Aviza series A preferred stock into Aviza common stock.

(1)
Includes 5,804,446 shares of Aviza series A preferred stock, 10,000 shares of series B preferred stock and 90,000 shares of series B-1 preferred stock. Alan E. Salzman and James D. Marver are managing members of the general partners that hold such shares, and as such, they share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares.

(2)
Includes 70,000 shares of common stock and 10,000 shares of series B preferred stock held by Jerauld J. Cutini, 26,700 shares of common stock held by The Cutini Children's Trust, 28,000 shares of common stock held by The Reynaud Children's Trust, 51,967 shares of common stock held by The Cutini Family Trust and 265,416 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005. Mr. Cutini disclaims beneficial ownership of the shares held by the foregoing named trusts except to the extent of his pecuniary interest in such shares.

(3)
Includes 187,600 shares of common stock held by Oak Ventures, L.P. and 213,333 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005. Mr. O'Connor disclaims beneficial ownership of the shares held by the Oak Ventures, L.P. except to the extent of his pecuniary interest in such shares.

(4)
Includes 5,804,446 shares of Aviza series A preferred stock held by VantagePoint, 10,000 shares of series B preferred stock held by VantagePoint, 90,000 shares of series B-1 preferred stock held by VantagePoint and options to purchase 5,000 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005. Mr. Fries disclaims beneficial ownership of the shares and warrants held by VantagePoint except to the extent of his pecuniary interest in such shares and warrants.

(5)
Includes 5,804,446 shares of Aviza series A preferred stock held by VantagePoint, 10,000 shares of series B preferred stock held by VantagePoint, 90,000 shares of series B-1 preferred stock held by VantagePoint and options to purchase 5,000 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005. Mr. Davis disclaims beneficial ownership of the shares and warrants held by VantagePoint except to the extent of his pecuniary interest in such shares and warrants.

(6)
Includes 5,804,446 shares of Aviza series A preferred stock held by VantagePoint, 10,000 shares of series B preferred stock held by VantagePoint, 90,000 shares of series B-1 preferred stock held by VantagePoint and options to purchase 5,000 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005. Ms. Guzy disclaims beneficial ownership of the shares and warrants held by VantagePoint except to the extent of his pecuniary interest in such shares and warrants.

(7)
Represents options to purchase 5,000 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005.

(8)
Includes options to purchase 498,749 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005.

Security Ownership of Certain Beneficial Owners and Management of Newco Following the Merger Transaction

        The following table sets forth, as of October 24, 2005, certain information with respect to the beneficial ownership of the common stock of Newco after giving effect to the exchange ratios and following the completion of the merger transaction as to:

  •
  each person known by Newco to become the beneficial owner of more than 5% of the outstanding shares of its common stock following the merger transaction;

  •
  Newco's executive officers;

  •
  each of Newco's directors; and

  •
  all of its directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of October 24, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares beneficially owned by them. Unless otherwise noted, the address of each officer, director and stockholder is 440 Kings Village Road, Scotts Valley, CA 95066

        The numbers reflected in the percentage beneficially owned columns are based on the following assumptions as of October 24, 2005: (i) that 11,791,207 shares of Newco common stock will be outstanding after the merger transaction; (ii) that the Trikon exchange ratio will be equal to 0.333;

(iii) that the Aviza exchange ratio will be approximately 1.034, which is what the Aviza exchange ratio would have been at October 24, 2005; and (iv) that the merger transaction closed on October 24, 2005.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned
Affiliates of VantagePoint Venture Partners 101 Bayhill Drive, Suite 300 San Bruno, CA 94066	6,332,805	(1)	52.2%
Affiliates of Special Situations Fund 153 East 53rd Street New York, New York 10022	612,415	(2)	5.2%
Jerauld J. Cutini	456,937	(3)	3.8%
John Macneil	35,715	(4)	*
Patrick C. O'Connor	414,404	(5)	3.5%
Robert R. Anderson	17,649	(6)	*
David C. Fries	6,337,973	(7)	52.3%
Richard M. Conn	9,740	(8)	*
Klaus C. Wiemer	5,168	(9)	*
Dana C. Ditmore	0		*
All directors, executive officers and nominees as a group (8 persons)	10,636,278	(10)	58.9%

*
Less than 1%

(1)
Includes 5,999,471 shares of common stock and 333,333 shares of common stock issuable upon exercise of exercisable warrants to be issued upon the completion of the merger transaction. In addition, affiliates of VantagePoint Ventures will hold 10,000 shares of series B preferred stock and 90,000 shares of series B-1 preferred stock of the Aviza subsidiary of Newco. Alan E. Salzman and James D. Marver are managing members of the general partners that hold such shares, and as such, they share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares.

(2)
Austin W. Marxe and David M. Greenhouse are the natural persons with beneficial ownership of the shares of common stock attributable to affiliates of Special Situations Fund, based on information provided in a Schedule 13G/A filed by such persons on February 11, 2005 disclosing its ownership of Trikon common stock and warrants.

(3)
Includes 72,351 shares of common stock held by Jerauld J. Cutini, 27,597 shares of common stock held by The Cutini Children's Trust, 28,940 shares of common stock held by The Reynaud Children's Trust, 53,713 shares of common stock held by The Cutini Family Trust and 274,333 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005. In addition, Mr. Cutini will hold 10,000 shares of Series B preferred stock of the Aviza subsidiary of Newco.

(4)
Includes 32,717 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(5)
Includes 194,352 shares of common stock held by Oak Ventures, L.P. and 221,011 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(6)
Includes 10,989 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(7)
Includes 5,999,471 shares of common stock held by VantagePoint and options to purchase 5,167 shares of common stock that are currently exercisable or exercisable within 60 days of October 24, 2005 and 333,333 shares of common stock issuable upon exercise of exercisable warrants to be issued to VantagePoint Venture Partners upon the completion of the merger transaction.

(8)
Represents 9,740 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(9)
Represents 3,894 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of October 24, 2005.

(10)
Includes 558,617 shares of common stock issuable under stock options or warrants currently exercisable or exercisable within 60 days of October 24, 2005.

DIRECTORS AND EXECUTIVE OFFICERS OF TRIKON

        The following table sets forth the directors and executive officers of Trikon as of October 24, 2005. The ages of the individuals are provided as of October 24, 2005. Each of the director's term of office expires at Trikon's next annual meeting:

Name	Age	Positions and Offices Currently Held with Trikon
John Macneil	47	President, Chief Executive Officer and Director
Martyn J. Tuffery	45	Acting Chief Financial Officer
Andrew Noakes	38	Senior Vice President Europe and Asia sales
Scott Brown	49	Senior Vice President North America
Christopher D. Dobson(1)	69	Director, Chairman of the Board
Nigel Wheeler	55	Director, Vice Chairman of the Board
Robert R. Anderson(1)(2)(3)	68	Director
Richard M. Conn(2)(3)	60	Director
William Elder(1)(2)(3)	67	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Governance Committee

        John Macneil, Ph.D.    Dr. Macneil joined Trikon in 1996 and was appointed Chief Technology Officer in June 1998. On March 10, 2004, Dr. Macneil was appointed Acting President and Chief Executive Officer and a member of the board of directors. On July 26, 2004, Dr. Macneil was appointed President and Chief Executive Officer. Prior to joining Trikon, Dr. Macneil served in various technical positions at Motorola and held senior technical positions in a number of research driven organizations both in the United Kingdom and in the United States. Dr. Macneil earned a Ph.D. in Solid State Physics from Leicester University in 1983 and earned a Master of Business Administration degree from Cardiff University in 1996.

        Martyn J. Tuffery.    Mr. Tuffery joined Trikon in 1996 following Trikon's acquisition of Electrotech and was appointed Chief Accounting Officer in December 1997. On April 4, 2005, Mr. Tuffery was appointed Acting Chief Financial Officer. From 1988 to 1996, Mr. Tuffery served as Chief Accountant for Electrotech, prior to which he held various management positions with British Aerospace plc.

        Andrew Noakes.    Mr. Andrew Noakes joined Trikon in November 1996 on the acquisition of Electrotech and served in several senior sales and marketing positions and was appointed Trikon's Senior Vice President responsible for Sales in Europe and Asia in June 2003. From January 1998 to October 1999 he spent two years in the ion implant business development group at Applied Materials. Prior to November 1996, Mr. Noakes held various sales and engineering positions at Electrotech. Mr. Noakes holds a BSc (hons) degree in Physics from the University of Sheffield and a Masters degree from the University of Bristol.

        Scott Brown.    Mr. Scott Brown joined Trikon in November 1996 on the acquisition of Electrotech and served as Vice President for North America. He was appointed Senior Vice President for North America in April 2004 following a short break away from Trikon. From 1994 to 1996 he served as Vice President North America for Electrotech. Prior to Electrotech he held various senior sales management positions with Eaton Semiconductor Equipment and Materials Research Corporation.

        Dr. Christopher D. Dobson.    Dr. Dobson joined the board of directors as Chairman in November 1996 upon the acquisition of Electrotech. From December 1997 to May 1998, Dr. Dobson was Chief Executive Officer. Dr. Dobson was appointed Chief Technical Officer in May 1998 and served in such capacity until his retirement on May 15, 2001. Dr. Dobson continues to serve as the Chairman of the board of directors, a non-executive position. Dr. Dobson was a co-founder of Electrotech and was its Chairman from 1971 to November 1996.

        Nigel Wheeler.    Mr. Wheeler joined Trikon as a director and the President and Chief Operating Officer in November 1996 upon the acquisition of Electrotech. From October 1998 through March 2003, Mr. Wheeler served as Chief Executive Officer. From July 1993 to November 1996, Mr. Wheeler served as Electrotech's Chief Executive Officer. On March 31, 2003, Mr. Wheeler became Vice Chairman of the board of directors.

        Robert R. Anderson.    Mr. Anderson was elected to the Trikon board of directors in April 2000. Mr. Anderson is a private investor. From January 1994 to January 31, 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. He also served as Chairman and Chief Executive Officer of Yield Dynamics, Inc., a private semiconductor process control software company, from October 1998 to October 2000, and presently serves as a director. In 1975, Mr. Anderson co-founded KLA Instruments Corporation, the predecessor to KLA-Tencor, or KLA, a supplier of semiconductor process control systems, from which he retired in 1994. He served as Vice-Chairman of KLA from November 1991 to March 1994, and as Chairman of KLA from May 1985 to November 1991. Prior to that, Mr. Anderson served as Chief Operating Officer and Chief Financial Officer of KLA. In addition to serving as a director of Trikon, Mr. Anderson currently serves as a director of MKS Instruments, Inc., and Aehr Test Systems, Inc.

        Richard M. Conn.    Mr. Conn was elected to the board of directors of Trikon in January 1998. Mr. Conn formed Business Development Consulting in early 1997 and serves as a consultant in the semiconductor equipment industry. Prior to forming Business Development Consulting, Mr. Conn was a Vice President of Sales at KLA from 1984 until 1996. During his tenure at KLA, Mr. Conn was a member of the board of directors of KLA's subsidiaries in the United Kingdom, France and Germany. Mr. Conn has held several other positions in the semiconductor industry at companies that include Eaton Semiconductor Equipment, Applied Materials U.K. and ITT Semiconductors.

        Dr. William W.R. Elder.    Dr. Elder was elected to the board of directors to fill a vacancy in May 2004. The Corporate Governance and Nominating Committee identified Dr. Elder as an individual qualified to serve as a director and recommended him to the board of directors. Dr. Elder was a founder of Genus, Inc., a supplier of advanced manufacturing systems to the Semiconductor and Data Storage Industries and served as its Chairman, President and Chief Executive Officer. Genus, Inc. was acquired by AIXTRON AG in 2005, and Dr. Elder currently serves as Chairman of Silicon Semiconductor Technologies, a subsidiary of AIXTRON AG. From October 1996 to April 1998, Dr. Elder served as Chairman of the Board of Genus, Inc. From April 1990 to September 1996, Dr. Elder served as Chairman of the Board, President and Chief Executive Officer of Genus, Inc. From November 1981 to April 1990, Dr. Elder was President and a director of Genus, Inc. Dr. Elder is also a director of Aehr Test Systems, Inc., a semiconductor testing company.

Audit Committee Financial Expert

        The Trikon board of directors has determined that Robert R. Anderson is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Code of Ethics

        Trikon has adopted a code of business conduct and ethics for directors, officers (including Trikon's principal executive officer, principal financial officer and controller) and employees, known as The Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on

Trikon's website at www.Trikon.com. Trikon intends to satisfy the disclosure requirements under Item 505 of Form 8-K regarding amendment to its code of business conduct and ethics, or waiver of a provision of its code of business conduct and ethics either by filing a Form 8-K or posting such information on Trikon's website at www.Trikon.com, provided such method of disclosure is then in compliance with the rules of the Nasdaq National Market and the rules of the Securities and Exchange Commission.

Compliance with SEC Reporting Requirements

        Section 16(a) of the Exchange Act requires Trikon's directors and executive officers and persons beneficially owning more than 10% of a class of Trikon's capital stock to file certain reports of beneficial ownership and changes in beneficial ownership (Forms 3, 4 and 5) with the SEC. Based solely on its review of copies of Forms 3, 4 and 5 available to it, or written representations that no filings of Form 5 were required, Trikon believes that all required Forms concerning 2004 beneficial ownership were filed on time by all directors and executive officers.

Executive Compensation

  Summary of Cash and Certain Other Compensation

        The following table sets forth all compensation received for services rendered to Trikon in all capacities for the years ended December 31, 2004, 2003 and 2002, by (i) each person who served as Chief Executive Officer of Trikon during the year ended December 31, 2004 and (ii) each of the other executive officers of Trikon who were serving as executive officers at December 31, 2004 and whose total compensation exceeded $100,000, or collectively, the Named Executive Officers. Perquisites amounting in aggregate to the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officer are not disclosed. For the purpose of calculating salaries and other compensation paid in British pounds to John Macneil, William Chappell and Andrew Noakes, the average rate of exchange between the British pound and the U.S. dollar of $1.83, $1.64 $1.504 for each British pound for the years ended December, 31, 2004, 2003 and 2002, respectively, has been used. For the purposes of calculating salaries and other compensations paid in euro to Jihad Kiwan, the average rate of exchange between the euro and the U.S. dollar of $1.24 and $1.13 for the year ended December 31, 2004 and 2003, respectively, has been used.

Summary Compensation Table

		Annual Compensation		Long Term Compensation
	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR	All Other Compensation ($)
John Macneil(1) Director, President and Chief Executive Officer	2004 2003 2002	242,486 119,845 109,869	36,600 18,450 22,557	— — —	150,000 15,000 15,000	50,164 22,720 20,093	(2)
Jihad Kiwan(3) Former President and Chief Executive Officer	2004 2003	63,045 304,539	— 36,160	— —	— 200,000	4,134 11,667	(4)
William J Chappell(5) Senior Vice President, Chief Financial Officer	2004 2003 2002	211,267 185,258 141,593	— 57,072 29,023	— — —	50,000 15,000 15,000	43,375 36,841 33,792	(6)
Scott Brown(7) Senior Vice President Sales North America	2004	171,941	26,620	—	30,000	33,028	(8)
Andrew Noakes(9) Senior Vice President Sales Europe and Asia	2004 2003	137,250 95,869	19,566 40,737	— —	— 15,250	20,587 15,388	(10)

(1)
Dr. Macneil was appointed President and Chief Executive Officer on July 26, 2004. He was appointed acting President and Chief Executive Officer on March 10, 2004. Prior to this he served as Senior Vice President, Technology.

(2)
Of this amount, $24,731 represents a car and fuel allowance, and $24,676 represents pension contributions on behalf of this officer.

(3)
Dr. Kiwan was appointed President and Chief Executive Officer March 31, 2003. On March 10, 2004 Dr. Kiwan departed as Chief Executive Officer.

(4)
Of this amount, $4,134 represents a housing allowance.

(5)
Mr. Chappell was appointed Senior Vice President, Chief Financial Officer January 1, 2001. On March 31, 2005, Mr. Chappell resigned as Chief Financial Officer.

(6)
Of this amount, $21,676 represents a car and fuel allowance and $17,626 represents pension contributions on behalf of this officer.

(7)
Mr. Brown was appointed Senior Vice President of North America on April 6, 2004.

(8)
Of this amount, $12,675 represents a car and fuel allowance and $3,848 represents pension contributions on behalf of this officer.

(9)
Mr. Noakes was appointed Senior Vice President Europe and Asia Sales on June 1, 2003.

(10)
Of this amount, $14,682 represents a car and fuel allowance and $5,905 represents pension contributions on behalf of this officer.

  Officer Grants in Last Fiscal Year

        The following table sets forth each grant of stock options made during the year ended December 31, 2004 to each of the Named Executive Officers.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) ($)
		Percent of Total Options Granted to Employees in Fiscal Year (%)
	Number of Securities Underlying Options Granted (#)
			Exercise Price ($/sh)(1)
				Expiration Date	5%	10%
John Macneil	150,000	62.5	2.05	September 7, 2014	192,000	490,500
William J. Chappell(3)	50,000	20.8	2.05	September 7, 2014	64,000	163,500
Scott Brown	30,000	12.5	2.08	October 11, 2014	39,000	99,300
Andrew Noakes	—	—	—	—	—	—
Jihad Kiwan(4)	—	—	—	—	—	—

(1)
Represents the fair market value of the underlying shares of Trikon common stock at the time of grant.

(2)
Represents the value of the shares of Trikon common stock issuable upon the exercise of the option, assuming the stated rates of price appreciation for ten years, compounded annually, with the aggregate exercise price deducted from the final appreciated value. Such annual rates of appreciation are for illustrative purposes only, are based on requirements of the SEC and do not reflect Trikon's estimate of future stock appreciation. No assurance can be given that such rates of appreciation, or any appreciation, will be achieved.

(3)
Mr. Chappell was appointed Senior Vice President, Chief Financial Officer December 4, 2000. On March 31, 2005, Mr. Chappell resigned as Chief Financial Officer.

(4)
Dr. Kiwan was appointed president and Chief Executive Officer on March 31, 2003. On March 10, Dr. Kiwan departed as President and Chief Executive Officer.

  Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth the number of exercisable and unexercisable options held by each of the Named Executive Officers at December 31, 2004.

			Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
John Macneil	—	—	26,000	171,000	—	37,500
William J. Chappell(3)	—	—	39,000	78,000	—	12,500
Scott Brown	—	—	—	30,000	—	6,600
Andrew Noakes	—	—	7,515	12,635	—	—
Jihad Kiwan(4)	—	—	—	—	—	—

(1)
The value realized equals the difference between the option exercise price and the fair market value of Trikon common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2)
The value of unexercised in-the-money options equals the difference between the option exercise price and the closing price of Trikon common stock on December 31, 2004, multiplied by the number of shares underlying the options. The closing price of Trikon common stock on December 31, 2004, as reported on the Nasdaq National Market, was $2.30 per share.

(3)
Mr. Chappell was appointed Senior Vice President, Chief Financial Officer January 1, 2001. On March 31, 2005, Mr. Chappell resigned as Chief Financial Officer.

(4)
Dr. Kiwan was appointed president and Chief Executive Officer on March 31, 2003. On March 10, 2004, Dr. Kiwan departed as President and Chief Executive Officer.

Employment Agreements

        On March 10, 2004, Trikon entered into an employment agreement with Dr. John Macneil, pursuant to which Dr. Macneil was appointed the Acting President and Chief Executive Officer and nominated to the Trikon board of directors. On July 26, 2004, Dr. Macneil was subsequently appointed as the President and Chief Executive Officer of Trikon. Dr. Macneil's employment agreement included, among other terms and conditions, a one-time bonus of £20,000, eligibility in a bonus plan that may vary from year to year, and a one-year grant of 25,000 cash settled stock appreciation rights which subsequently lapsed without value. The employment agreement also provides for Dr. Macneil to receive six months' notice of termination of employment (or a severance payment in lieu of such notice). Dr. Macneil is also entitled to additional payments of one half of his total earnings in the 12 months preceding a change in control if he resigns for good reason following such change of control transaction.

        Trikon has provided termination benefits to certain named executive officers as set forth below.

  •
  Pursuant to an offer letter dated October 12, 2000, Trikon agreed to provide Mr. Chappell with six months' notice of termination (or severance payment in lieu of notice). On March 30, 2005, Trikon entered into a compromise agreement with Mr. Chappell that provides for Mr. Chappell's resignation and full and final settlement of any claims arising from his employment. Also on March 30, 2005, Trikon entered into a consultancy agreement with Mr. Chappell that provides that Mr. Chappell will act in an consulting capacity to Trikon on matters associated with the merger transaction. Pursuant to this consulting agreement, Mr. Chappell will receive a one-time retainer of £9,750 and will be paid an hourly rate of £75.

  •
  Pursuant to an offer letter dated June 3, 2003, Trikon agreed to provide Mr. Noakes with six months' notice of termination (or severance payment in lieu of notice)

  •
  Pursuant to an offer letter dated April 6, 2004 Trikon agreed to provide Scott Brown with nine months severance on termination.

Director Compensation

        Employee members of the Trikon board of directors do not receive additional compensation for their services as directors. Non-employee directors (other than the Chairman of the board of directors) earn an annual retainer of $15,000 and receive $2,000 for attending a meeting of the Trikon board of directors in person, $750 for attending a meeting of the Trikon board of directors by telephone and $750 for attending a committee meeting, unless as Chairman of the Committee, in which case, $1,250 for each meeting attended.

        The Chairman of the Trikon board of directors, if he is not an executive of Trikon, receives an annual retainer of $30,000 and receives $4,000 for attending a meeting of the Trikon board of directors in person and $1,500 for attending meetings of the Trikon board of directors by telephone, and $750 for attending meetings of committees of the Trikon board of directors in person or by telephone.

        Each of the members of the executive committee of the Trikon board of directors received monthly compensation for their services on the executive committee. The amount of compensation was set by the Compensation Committee of the Trikon board of directors and was principally based upon the number of hours service provided by the executive committee members. Following the formation of the committee in April 2004, each member of the committee received £7,500 for their services during that month. This amount was reduced to £5,000 per month for the period until December 31, 2004. The executive committee was retired on January 11, 2005.

        Non-employee directors are also reimbursed reasonable expenses in connection with attendance at board and committee meetings.

        In addition, each non-employee director participates in an equity compensation agreement under Trikon's 2004 Equity Incentive Plan and prior to the approval of this plan, the 1998 Directors Stock Option Plan. When first elected or appointed to the board of directors as a non-employee director (if such director previously was not an executive officer of Trikon), such director will receive, at the time of such initial election or appointment, a stock option to purchase 20,000 shares of common stock, and at each annual stockholders meeting thereafter will receive a stock option to purchase 8,000 (or, in the case of a non-executive Chairman of the Trikon board of directors, 12,000) shares of common stock.

        The initial option grant on first election or appointment vests in a series of four successive equal annual installments upon the director's completion of each year of service on the Trikon board of directors over the four-year period measured from the date of grant, and the subsequent annual grants vest upon completion of one year of service, or the next annual meeting of stockholders, whichever is earlier.

        In addition to his compensation as a non-employee Chairman as described above, Dr. Dobson, when he was appointed Chief Executive Officer of Trikon in May 1998, entered into a letter agreement with Trikon which provided certain benefits based upon the continued performance of services to Trikon either as (i) an employee, (ii) a non-employee member of the board of directors or (iii) an independent consultant. The benefits are a restricted stock award and a special acquisition bonus as described below.

        Dr. Dobson received 1,149,281 restricted shares of common stock when Trikon consummated a debt-for-equity exchange. The restricted shares vested in full on May 14, 2003.

        Dr. Dobson will receive a special acquisition bonus in the event of a transfer of more than 50% of Trikon's voting rights in a direct sale or merger of Trikon or other disposition of more than 80% of the assets of Trikon. The size of the bonus payable varies with the amount of consideration paid in the merger transaction as set forth in the table below, and no bonus will be earned if the total purchase price is valued at less than $250 million.

Sales Price ($)	Cumulative Percentage (%)
At least $250 million	0.5%
At least $260 million	1.0
At least $270 million	2.0
At least $280 million	2.5
$300 million or more	3.0

        Mr. Conn received consulting fees of $11,163 during the year ended December 31, 2004.

        Mr. Wheeler was appointed Vice Chairman of the Trikon board of directors on March 31, 2003 and entered into a consulting agreement with Trikon on June 4, 2003. Under the terms of the consulting agreement with Trikon, Mr. Wheeler receives £60,000 per annum ($109,800 at the average exchange rate for fiscal 2004) for acting as Vice Chairman and providing consulting services to the board of directors. In addition to this annual compensation Mr. Wheeler is provided a company car and fuel together with other usual benefits paid to U.K. employees. The consulting arrangement is for a two-year period commencing July 1, 2003 and can be terminated with three months' notice by either party. Mr. Wheeler does not receive the non-employee board member payments described above but did receive an annual stock grant under the 2004 Equity Incentive Plan. Mr. Wheeler has deferred his cash compensation for services as the Vice Chairman while he was in receipt of compensation for services on the executive committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TRIKON

        See information under the caption "Employment Agreements" on page 167.

        Trikon's certificate of incorporation and bylaws contain provisions limiting the liability of its officers and directors. In addition, Trikon has entered into agreements to indemnify its directors and executive officers to the fullest extent permitted under Delaware law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and therefore may be unenforceable.

DIRECTORS AND EXECUTIVE OFFICERS OF AVIZA

        The following table sets forth the directors and executive officers of Aviza as of October 24, 2005. The ages of the individuals are provided as of October 24, 2005:

Name	Age	Positions and Offices Currently Held with Aviza
Jerauld J. Cutini	46	President, Chief Executive Officer and Director
Patrick C. O'Connor	57	Chief Financial Officer, Executive Vice President and Director
David C. Fries	60	Chairman of the Board of Directors
Richard C. Davis	39	Director
Melissa C. Guzy	40	Director
Klaus C. Wiemer	68	Director

        Jerauld J. Cutini.    Mr. Cutini is the co-founder of Aviza and has been its President and Chief Executive Officer since its inception in September 2003. From October 1999 to March 2001, Mr. Cutini served as Senior Vice President of Marketing and Business Development for Gasonics International Corp. From April 2001 to September 2003, Mr. Cutini was principally a private investor and consultant for the semiconductor industry under the name ITC Associates and served as Chief Executive Officer of Eshinui, Inc., an enterprise software start-up company. Mr. Cutini also co-founded OnTrak Systems, Inc., an equipment provider for the semiconductor industry, and from August 1990 to August 1997 served as OnTrak's Executive Vice President of Marketing, Sales and Customer Service until the company was acquired by Lam Research Corporation, an equipment supplier for the semiconductor industry, in August 1997. Following the acquisition, Mr. Cutini served as President of OnTrak, a wholly owned subsidiary of Lam Research, until October 1999. Prior to beginning his career in high technology, Mr. Cutini studied electronics and served with the United States Navy from 1978 to 1981 and with the United States Naval Reserves from 1981 to 1984.

        Patrick C. O'Connor.    Mr. O'Connor is the co-founder of Aviza and has been its Executive Vice President, Chief Financial Officer and Secretary since its inception in September 2003. From August 2002 to December 2004, Mr. O'Connor served as a director and the Chief Financial Officer of Loomis Group Inc., a provider of integrated marketing services. From June 1991 to August 1997, Mr. O'Connor served as Vice President and Chief Financial Officer of OnTrak Systems, Inc., an equipment provider for the semiconductor industry, until the company was acquired by Lam Research Corporation, an equipment supplier for the semiconductor industry, in August 1997. Following the acquisition, Mr. O'Connor served as Vice President—Business Process Management for Lam Research Corporation until June 1998. From June 1991 to the present, Mr. O'Connor has been the principal owner of P.C. O'Connor Associates, a consulting firm that helps establish small, entrepreneurial companies. Mr. O'Connor received a Bachelor of Science degree in Business Administration with an emphasis in accounting from San Jose State University.

        David C. Fries.    Mr. Fries has served as the Chairman of the Board of Aviza since its inception in September 2003. Mr. Fries has been the Managing Director of VantagePoint Venture Partners, a venture capital firm, since August 2001. From 1995 to 2000, Mr. Fries served as the Chief Executive Officer of Productivity Solutions, Inc., a Florida-based developer of automated checkout technologies for food and discount retailers. From 1987 to 1995, Mr. Fries was a general partner at Canaan Partners, a venture capital firm, where he worked in various capacities with numerous emerging growth technology and healthcare companies. Mr. Fries received a Bachelor of Science degree (cum laude) from Florida Atlantic University and a Ph.D. in Physical Chemistry from Case Western Reserve University.

        Richard C. Davis.    Mr. Davis has served as a director of Aviza since its inception in September 2003. Mr. Davis has been a Vice President of VantagePoint Venture Partners since October 2002. From September 1999 to September 2002, Mr. Davis was a Vice President and Principal

at Lehman Brothers Communications Fund, LP. From March 1999 to September 1999, Mr. Davis was an Associate at Zilkha Capital Partners, and from August 1996 to March 1998, was an associate at Salomon Brothers. Mr. Davis received a Bachelor of Science degree in Astrophysics from the University of Minnesota and a Masters of Business Administration degree from The Darden Graduate School of Business Administration, University of Virginia.

        Melissa C. Guzy.    Ms. Guzy has been a director of Aviza since its inception in September 2003. From January 2001 to the present, Ms. Guzy has served as a Managing Director of VantagePoint Venture Partners. From May 2000 to January 2001, Ms. Guzy served as Chief Executive Officer of SCP Global Technologies, Inc., a supplier to semiconductor companies. Ms. Guzy attended Wellesley College and is a graduate of the University of Florida with a Bachelor of Science degree in Finance.

        Klaus C. Wiemer.    Mr. Wiemer has served as a director of Aviza since September 2004. From June 2002 to the present, Mr. Wiemer has been an independent consultant in the semiconductor manufacturing industry with a concentration in the southeast Asia and European markets. From January 2000 to May 2002, Mr. Wiemer served as Chief Executive Officer of Communicant Semiconductor Technologies AG, Frankfurt (Oder), Germany, a company in partnership with Intel Corp. that attempted to establish the world-class IC foundry in Europe. From December 1999 to the present, Mr. Wiemer has served as Founder and General Manager of GSMC GmbH, Frankfurt (Oder), Germany, a German semiconductor company that helps technology start-up companies in the former East Germany. From May 1991 to April 1993, Mr. Wiemer served as President and Chief Executive Officer of Chartered Semiconductor Manufacturing Pte Ltd., and from June 1988 to April 1991, Mr. Wiemer served as President and Chief Operating Officer of Taiwan Semiconductor Manufacturing Company (TSMC); prior to that, from June 1987 to May 1988, he was TSMC's Vice President of Operations. Mr. Wiemer has been a member of the board of directors of NeoMagic Corporation, a developer of semiconductor solutions, Simtek Corporation, an integrated circuits company, Meissner+Wurst, a company specializing in the construction of microelectronic manufacturing facilities, and InterFET Corporation, a discrete semiconductor device company. Mr. Wiemer received a Bachelor of Science degree in physics from Texas Western College (now University of Texas, El Paso), a Masters of Science degree in physics from University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

Executive Compensation

  Summary of Cash and Certain Other Compensation

        The following table sets forth all compensation received for services rendered to Aviza in all capacities from the company's inception until the fiscal year ended September 24, 2004 by (i) each person who served as Chief Executive Officer of Aviza during the year ended September 24, 2004 and (ii) each of the other executive officers of Aviza who were serving as executive officers at September 24, 2004 and whose total compensation exceeded $100,000, or collectively, the Aviza Named Executive Officers.

Summary Compensation Table

		Annual Compensation		Long Term Compensation
	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR	All Other Compensation ($)
Jerauld J. Cutini Director, President and Chief Executive Officer	2004	281,388	300,000	—	500,000	381	(1)
Patrick C. O'Connor Chief Financial Officer	2004	273,407	275,000	—	400,000	1,166	(2)

(1)
This amount represents premiums paid for group term life insurance.

(2)
This amount represents premiums paid for group term life insurance.

  Officer Grants in Last Fiscal Year

        The following table sets forth each grant of stock options made during the year ended September 24, 2004 to each of the Named Executive Officers.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) ($)
		Percent of Total Options Granted to Employees in Fiscal Year (%)
	Number of Securities Underlying Options Granted (#)
			Exercise Price ($/sh)(1)
				Expiration Date	5%	10%
Jerauld J. Cutini	500,000	28.4%	$0.75	February 3, 2014	235,835	597,653
Patrick C. O'Connor	400,000	22.7%	$0.75	February 3, 2014	188,668	478,122

(1)
Represents the fair market value as determined by the Aviza board of directors of the underlying shares of Aviza common stock at the time of grant.

(2)
Represents the value of the shares of Aviza common stock issuable upon the exercise of the option, assuming the stated rates of price appreciation for 10 years, compounded annually, with the aggregate exercise price deducted from the final appreciated value. Such annual rates of appreciation are for illustrative purposes only, are based on requirements of the SEC and do not reflect Aviza's estimate of future stock appreciation. No assurance can be given that such rates of appreciation, or any appreciation, will be achieved.

  Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth the number of exercisable and unexercisable options held by each of the Aviza Named Executive Officers at September 24, 2004.

			Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jerauld J. Cutini	—	—	0	500,000	$0.00	$0.00
Patrick C. O'Connor	—	—	0	400,000	$0.00	$0.00

(1)
The value realized equals the difference between the option exercise price and the fair market value of Aviza common stock on the date of exercise, multiplied by the number of shares for which the option was exercised

(2)
The value of unexercised in-the-money options equals the difference between the option exercise price and the closing price of Aviza common stock on September 24, 2004, multiplied by the number of shares underlying the options. The Aviza board of directors determined that the fair market value of Aviza common stock on September 24, 2004 was $0.75 per share.

Director Compensation

        Members of the Aviza board of directors do not receive compensation for their services as directors. Non-employee directors are reimbursed for reasonable expenses incurred in connection with such director's attendance at board and committee meetings.

        In addition, directors are granted options to purchase Aviza common stock under Aviza's 2003 Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AVIZA

Director and Officer Indemnification

        Aviza's certificate of incorporation and bylaws contain provisions limiting the liability of its officers and directors. In addition, Aviza has entered into agreements to indemnify its directors and executive officers to the fullest extent permitted under Delaware law. For more information regarding director and officer indemnification, see the section entitled "Indemnification and Insurance" on page 145.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and therefore may be unenforceable.

Stock Option Awards

        Jerauld J. Cutini.    During fiscal year 2004, Jerauld J. Cutini, Aviza's President and Chief Executive Officer, was granted options to purchase an aggregate of 500,000 shares of Aviza common stock at an exercise price of $0.75 per share pursuant to Aviza's 2004 stock plan. During fiscal year 2005, Mr. Cutini was granted options to purchase an aggregate of 80,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

        Patrick C. O'Connor.    During fiscal year 2004, Patrick C. O'Connor, Aviza's Chief Financial Officer and Executive Vice President, was granted options to purchase an aggregate of 400,000 shares of Aviza common stock at an exercise price of $0.75 per share pursuant to Aviza's 2004 stock plan. During fiscal year 2005, Mr. O'Connor was granted options to purchase an aggregate of 80,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

        David C. Fries.    During fiscal year 2005, David C. Fries, the Chairman of the Board of Directors of Aviza, was granted options to purchase an aggregate of 5,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

        Richard C. Davis.    During fiscal year 2005, Richard C. Davis, a member of Aviza's board of directors, was granted options to purchase an aggregate of 5,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

        Melissa C. Guzy.    During fiscal year 2005, Melissa C. Guzy, a member of Aviza's board of directors, was granted options to purchase an aggregate of 5,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

        Klaus C. Wiemer.    During fiscal year 2005, Klaus C. Wiemer, a member of Aviza's board of directors, was granted options to purchase an aggregate of 5,000 shares of Aviza common stock at an exercise price of $0.95 per share pursuant to Aviza's 2004 stock plan.

Stock Sales

        In October of 2003, VantagePoint purchased 5,804,446 shares of Aviza series A preferred stock from Aviza for a purchase price of $5.625 per share and an aggregate purchase price of $32.7 million in a private placement transaction. Also in October 2003, in connection with VantagePoint's agreement to guarantee Aviza's revolving line of credit, Aviza granted VantagePoint warrants to purchase 3,555,600 shares of Aviza series A preferred stock at an exercise price of $5.625 per share and an aggregate exercise price of $20.0 million in a private placement transaction. In March of 2005, VantagePoint purchased 10,000 shares of Aviza series B preferred stock from Aviza for a purchase price of $100 per share and an aggregate purchase price of $1.0 million in a private placement transaction. Aviza issued shares of its series B preferred stock to fund its initial $2.0 million license fee payment to Trikon under the terms of the joint development agreement between Aviza and Trikon. In September of 2005, VantagePoint purchased 90,000 shares of Aviza series B-1 preferred stock from Aviza for a purchase price of $100 per share and an aggregate purchase price of $9.0 million in a private placement transaction. Aviza issued shares of its series B-1 preferred stock to fund general corporate operations, including its second $2.0 million license fee payment to Trikon under the terms of the joint development agreement between Aviza and Trikon. David C. Fries, Richard Davis and Melissa Guzy, each a member of Aviza's board of directors, are employees of VantagePoint.

        In March of 2005, Jerauld J. Cutini, Aviza's President and Chief Executive Officer, purchased 10,000 shares of Aviza series B preferred stock from Aviza for a purchase price of $100 per share and an aggregate purchase price of $1.0 million in a private placement transaction. See the section entitled "Aviza series B preferred stock and series B-1 preferred stock" beginning on page 177 for a description of the Aviza series B preferred stock and series B-1 preferred stock.

DESCRIPTION OF NEWCO CAPITAL STOCK FOLLOWING THE MERGER TRANSACTION

        This section describes the material terms of the capital stock of Newco under its amended and restated certificate of incorporation and bylaws that will be in effect immediately after the merger transaction is completed. This section also summarizes relevant provisions of the Delaware General Corporation Law, or Delaware law. The terms of Newco's amended and restated certificate of incorporation and Newco's bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents and Delaware law. The Newco amended and restated certificate of incorporation will be in substantially the form set forth in Annex B to this proxy statement/prospectus, and the Newco bylaws are attached as Annex F to this proxy statement/prospectus.

Authorized Capital Stock

  Total shares

        Newco initially will have authority to issue a total of 105 million shares of capital stock consisting of:

  •
  100 million shares of common stock, par value $0.0001 per share; and

  •
  5 million shares of preferred stock, par value $0.0001 per share.

  Outstanding common stock

        Based on the Trikon exchange ratio of 0.333 and the Aviza exchange ratio of approximately 1.034 as of October 24, 2005, we anticipate that approximately 11.7 million shares of Newco common stock will be issued and outstanding following completion of the merger transaction, without taking into account exercises of options and warrants to purchase shares of Trikon common stock, options to purchase shares of Aviza common stock and warrants to purchase shares of Aviza series A preferred stock between the date of this proxy statement/prospectus and the completion of the merger transaction. Based on the Trikon exchange ratio of 0.333 and the Aviza exchange ratio of approximately 1.034 as of October 24, 2005, we anticipate that following the completion of the merger transaction, approximately 2.4 million shares of Newco common stock will be issuable upon the exercise of options and warrants to purchase shares of Newco common stock.

  Outstanding preferred stock

        Following completion of the merger transaction, we anticipate that there will be no shares of Newco preferred stock issued and outstanding.

  Voting rights

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors; provided, however, that holders of common stock will not be entitled to vote for any amendments to Newco's amended and restated certificate of incorporation that relate only to an outstanding series of preferred stock. Holders of Newco common stock have no cumulative voting rights.

  Dividends

        Holders of Newco common stock will be entitled to receive dividends or other distributions when and if declared by the Newco board of directors. The right of the Newco board of directors to declare dividends, however, will be subject to the rights of the holders of any outstanding Newco preferred stock and the availability of sufficient funds under Delaware law to pay dividends.

  Liquidation rights

        In the event of a liquidation, dissolution or winding up of Newco, subject to the rights, if any, of the holders of any outstanding shares of Newco preferred stock, the holders of Newco common stock will be entitled to receive the assets of Newco available for distribution to its stockholders ratably in proportion to the number of shares held by them.

  Other rights

        Holders of Newco common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to Newco common stock. The rights, preferences and privileges of holders of Newco common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which Newco may designate and issue in the future without further stockholder approval. For a description of restrictions on alienability of Newco common stock held by certain affiliates, see the section entitled "Restrictions on Sales of Shares by Affiliates of Trikon and Aviza" beginning on page 128.

  Preferred stock

        Newco's board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of five million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidationpreferences and the number of shares constituting any series or designations of any series. Newco may issue its preferred stock in ways which may delay, defer or prevent a change in control of Newco without further action by Newco's stockholders and may adversely affect the voting and other rights of the holders of Newco common stock. The issuance of Newco preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Newco common stock, including the loss of voting control to others. Newco has no present plans to issue any shares of preferred stock.

  Aviza series B preferred stock and series B-1 preferred stock

        As of the date of this proxy statement/prospectus, there are 20,000 shares of Aviza series B preferred stock and 90,000 shares of Aviza series B-1 preferred stock outstanding, all of which will remain as outstanding capital stock of Aviza, which will otherwise be a wholly owned subsidiary of Newco after the completion of the merger transaction.

        The holders of shares of Aviza series B preferred stock and series B-1 preferred stock have no voting rights, except as required by law.

        The holders of shares of Aviza series B preferred stock and series B-1 preferred stock are entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock) to any other class or series of stock of Aviza, at the rate of 8% of the original issue price per annum on a cumulative basis on each outstanding share of Aviza series B preferred stock and series B-1 preferred stock commencing on March 11, 2005 and September 27, 2005, respectively, which dividends compound on an annual basis. Such dividends are payable in full upon the earliest to occur of (i) the date of any redemption of the Aviza series B preferred stock or series B-1 preferred stock; (ii) immediately upon the closing of a firmly underwritten public offering of Aviza's stock pursuant to an effective registration statement under the Securities Act or (iii) in the the event of any liquidation of Aviza.

        In the event of any liquidation of Aviza, the holders of shares of Aviza series B preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Aviza to the holders of any other capital stock of Aviza, an amount equal to $100 per share (adjusted for stock dividends, combinations and splits) plus all accrued but unpaid dividends on each share of Aviza series B preferred stock and series B-1 preferred stock held by them immediately prior to such liquidation. If upon a liquidation of Aviza, Aviza's assets are insufficient to make payment in full to all holders of Aviza series B preferred stock and series B-1 preferred stock, then such assets will be distributed among the holders of Aviza series B preferred stock and series B-1 preferred stock then outstanding, ratably in proportion to the full amounts due to them. As a result, in the event that Newco chooses to sell or liquidate its Aviza subsidiary, Newco will have to pay these preferential amounts to the holders of Aviza series B preferred stock and series B-1 preferred stock before Newco can use the remaining proceeds, if any, from such sale or liquidation for any other purpose.

        The shares of Aviza series B preferred stock are redeemable at Aviza's option at any time. The shares of Aviza series B-1 preferred stock are redeemable at Aviza's option with the prior approval of a majority of the Trikon designees. Aviza may, by written notice to the holders of the Aviza series B preferred stock and series B-1 preferred stock, provided that funds are legally available to do so, redeem in whole or in part the then outstanding shares of Aviza series B preferred stock and series B-1 preferred stock by paying cash therefor a sum per share equal to $100 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued but unpaid dividends on such shares. Aviza must redeem, from any source of funds legally available therefor, the Aviza series B preferred stock and series B-1 preferred stock on March 11, 2007 and September 27, 2007, respectively.

        Each share of Aviza series B preferred stock and series B-1 preferred stock is convertible at the option of the holder into any new securities that Aviza (or, after the completion of the merger transaction, Newco) may sell after March 11, 2005 on the date that such new securities are issued, subject to certain exceptions. For purposes of any such conversion, each share of Aviza series B preferred stock and series B-1 preferred stock will be valued at its redemption price as of the date of such conversion.

Transfer agent and registrar

        The transfer agent and registrar for Newco's common stock is American Stock Transfer & Trust Company.

Listing

        Newco has applied to have its common stock listed on the Nasdaq National Market under the symbol "AVZA."

Anti-takeover effects of provisions of Delaware law and Newco's amended and restated certificate of incorporation and bylaws

        Delaware law and Newco's amended and restated certificate of incorporation and bylaws will contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Newco. In addition, provisions of Newco's amended and restated certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by Newco's stockholders.

Delaware Section 203

        Newco is subject to the business combination statute of Delaware law, Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Newco and, accordingly, may discourage attempts to acquire Newco.

Advance notice requirements for stockholder proposals and director nominations

        Newco's bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at Newco's principal executive offices not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year's annual meeting. If no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be received not earlier than the 90th day prior to such annual meeting and not later than the later of the 60th day prior to such annual meeting or, if the public announcement of the date of such annual meeting is first made by Newco fewer than seventy days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Newco. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares

        Authorized but unissued shares of Newco common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of Newco by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for Newco's board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Newco.

Term; filling vacancies

        Subject to the approval of Trikon stockholders, Newco's amended and restated certificate of incorporation will provide, along with its amended and restated bylaws, for a classified board with three classes of directors to be elected to staggered terms. The term of offices of the initial Class I, Class II, and Class III directors will expire at the first, second and third annual meetings of the stockholders after the merger transaction, respectively. Vacancies on the Newco board of directors (including vacancies created by an increase in the number of directors) may be filled only by a majority of directors remaining on the board of directors (and not by the stockholders). This provision could prevent a stockholder from obtaining majority representation on the board of directors by enlarging the Newco board of directors and filling the new directorships with its own nominees.

Action by written consent of stockholders

        Newco's amended and restated certificate of incorporation provides that stockholders may act by written consent until such time as VantagePoint and its affiliates are no longer the holders of at least 40% of the outstanding common stock of Newco. After such time, stockholders may only take action at a duly called annual or special meeting of stockholders. The limitation on the right of stockholders to act by written consent could make it more difficult for stockholders to initiate actions that are opposed by Newco's board. In addition, the inability of stockholders to act by written consent may make it more difficult to change the board and management of Newco.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

        Both Newco and Trikon are incorporated under the laws of the State of Delaware and, accordingly, the rights of Newco stockholders will be, and the rights of Trikon stockholders are, governed by Delaware law. Upon completion of the merger transaction, the rights of Trikon stockholders who become Newco stockholders in the merger transaction will be governed by Delaware law, the amended and restated certificate of incorporation of Newco and the amended and restated bylaws of Newco.

        While there are substantial similarities between the certificate of incorporation and bylaws of Trikon and the form of amended and restated certificate of incorporation and amended and restated bylaws of Newco to be effective upon the completion of the merger transaction, respectively, a number of differences do exist. The following is a summary of the material differences between the rights that Newco stockholders will have upon completion of the merger transaction and the current rights of Trikon stockholders. Certain provisions of the form of Newco amended and restated certificate of incorporation are subject to approval by Trikon stockholders. While Newco and Trikon believe that this summary covers the material differences between Newco and Trikon, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights that Newco stockholders will have upon completion of the merger transaction and the rights that Trikon stockholders currently have. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between being a Newco stockholder and being a Trikon stockholder. Newco and Trikon have filed with the SEC their respective documents referred to herein and will send copies of these documents to you upon your request. See the section entitled "Where You Can Find More Information" on page 202.

	Newco	Trikon
Authorized Capital Stock	The authorized capital stock of Newco will consist of (i) 100 million shares of common stock, par value $0.0001 per share and (ii) 5 million shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of Trikon consists of (i) 50 million shares of common stock, par value $0.001 per share and (ii) 20 million shares of preferred stock, par value $0.001 per share.
Number of Directors
	Delaware law provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the bylaws unless the certificate of incorporation fixes the number of directors.	As permitted under Delaware law and Trikon's bylaws, the authorized number of directors is six. This number may be changed by action of a majority of the directors then in office.

The amended and restated certificate of incorporation will provide that the number of directors shall be fixed at seven prior to the third anniversary of the completion of the merger transaction except upon the recommendation of the majority of the board of directors, including a majority of the Trikon designees, in which case the number of directors may be fixed by resolution of the board of directors pursuant to Newco's bylaws.
Cumulative Voting
Delaware law allows for a corporation's certificate of incorporation to permit stockholders to cumulate their votes at elections of directors.

Newco's amended and restated certificate of incorporation will not so provide, and accordingly, holders of Newco common stock will have no cumulative voting rights in connection with the election of directors.
The certificate of incorporation of Trikon does not provide for cumulative voting, and accordingly, holders of Trikon common stock have no cumulative voting rights in connection with the election of directors.
Classification of the Board of Directors
	Delaware law permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected to terms of two or three years, as applicable.	The Trikon board of directors is not classified.

Subject to the approval of Trikon stockholders of sub-proposal 2A, Newco's amended and restated certificate of incorporation will provide that the board of directors shall be divided into three classes that serve staggered terms of three years each from the time of the director's election. Newco's bylaws will also provide for a staggered board of directors. The staggered board, if approved, will render it more difficult to accomplish an unfriendly merger or tender offer and make it more difficult for stockholders to remove directors, or otherwise gain control of the board of directors.
Removal of Directors
Delaware law provides that directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation.
As permitted under Delaware law, Trikon's bylaws provide that directors may be removed at any time, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Subject to the approval of Trikon stockholders of sub-proposal 2B, Newco's amended and restated certificate of incorporation will provide that directors may not be removed without cause and that any director may be removed with cause by the holders of at least 75% of the voting power entitled to vote at an election of directors. This increased voting requirement will mitigate the ability of a majority stockholder to remove the board of directors.

Vacancies on the Board of Directors
Delaware law provides that vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless the certificate of incorporation or bylaws provides otherwise.
As permitted under Delaware law, Trikon's bylaws provide that vacancies arising from an increase in the number of directors or otherwise may be filled by the vote of a majority of the directors then in office, even though less that a quorum, or by a sole director, except as otherwise provided in the certificate of incorporation.

Newco's amended and restated certificate of incorporation will provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, even though less than a quorum, and not by the stockholders.
Stockholder Action by Written Consent
Delaware law provides that unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.
As permitted under Delaware law, Trikon's bylaws provide that stockholder action may be taken by written consent if the consent is signed by the holders of that number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present in person or by proxy.

Subject to the approval of Trikon stockholders of sub-proposal 2D, Newco's amended and restated certificate of incorporation will provide, along with its amended and restated bylaws, that no stockholder action may be taken by written consent; provided, however, that stockholders may act by written consent as long as VantagePoint holds at least 40% of the outstanding shares of Newco common stock.
Amendment of the Certificate of Incorporation
	Delaware law provides that unless otherwise provided in the certificate of incorporation, an amendment to the certificate of incorporation requires the affirmative vote of the holders of a majority of the stock entitled to vote thereon and (if applicable) the affirmative vote of the holders of a majority of the stock of each class entitled to vote thereon as a class.		Trikon stockholders are subject to the Delaware law provisions, as Trikon's certificate of incorporation does not otherwise provide.

Subject to the approval of Trikon stockholders of sub-proposal 2E, Newco's amended and restated certificate of incorporation will require the affirmative vote of 75% of the outstanding voting power in order to amend Article V of the certificate of incorporation. Article V includes provisions relating to:
	•	the powers and numbers of the board of directors;
	•	election of directors;
	•	classes of directors and a staggered board;
	•	vacancies on the board;
	•	removal of directors;

	•	restrictions on actions by the board;
	•	actions by stockholders; and
	•	amendment of the bylaws.
This voting requirement will limit the ability of a majority stockholder to take any of these actions without further support from other stockholders.
Amendment of Bylaws
Delaware law provides that a corporation's stockholders entitled to vote have the power to amend bylaws, although the corporation's certificate of incorporation may give the board of directors the power to amend bylaws as well.

Newco's amended and restated certificate of incorporation will provide, along with its amended and restated bylaws, that the amended and restated bylaws may be amended, altered or repealed by the affirmative vote of (i) a majority of the board of directors or (ii) 75% of the shares entitled to vote generally in the election of directors, voting as a single class.

This voting requirement will limit the ability of a majority stockholder to take any of the actions referred to immediately above without further support from other stockholders.
Trikon's bylaws provide that the bylaws may be amended, altered or repealed by (i) a majority of the shares entitled to vote and (ii) a majority of the board of directors; provided, however, that any bylaw amended, or adopted by the board of directors may be subsequently amended or repealed by a majority of the shares entitled to vote.

Special Meeting of Stockholders
Delaware law provides that special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Newco's amended and restated certificate of incorporation will provide, along with its amended and restated bylaws, that special meetings of the stockholders may be called only by a majority of the members of the board of directors, by the chairman of the board of directors or by the president.
Trikon's bylaws provide that special meetings of the stockholders may be called at any time by the chairman of the board of directors, the president, a majority of the board of directors or by the president or the secretary upon written request of the stockholders who together own of record 50% of the outstanding stock of all classes entitled to vote.
Notice of Stockholder Meetings
	Delaware law and Newco's amended and restated bylaws provide that written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.	Trikon's bylaws also provide for notice not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Delivery and Notice Requirements of Stockholder Nominations and Proposals
	Newco's amended and restated bylaws provide that for a stockholder proposal to be brought properly before a meeting, the stockholder must notify the corporate secretary of Newco (i) in the case of an annual meeting, not less than 120 days prior to the date of Newco's proxy statement released to stockholders in connection with the previous year's annual meeting and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. Stockholders who fail to comply with these deadlines will not have their nominations or proposals presented at the applicable annual or special meeting of Newco's stockholders.	Trikon's bylaws do not provide specifically for delivery and notice requirements of stockholder nominations and proposals.
Proxy
	Delaware law and Newco's amended and restated bylaws provide that each stockholder entitled to vote at a meeting of stockholders may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Trikon stockholders are subject to the same provisions of Delaware law.
Preemptive Rights
	Delaware law provides that absent an express provision in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.	Trikon's certificate of incorporation does not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.

Newco's amended and restated certificate of incorporation will not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.
Dividends
	Delaware law provides that a corporation may pay dividends out of surplus or net profits for the current or preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation's outstanding stock of all classes having a preference upon distribution of assets.	Trikon has also never paid cash dividends on its common stock.
Newco has never paid cash dividends on its common stock.
Indemnification of Directors and Officers
	Delaware law provides that a corporation may eliminate or limit the personal liability of a director or officer to the corporation or its stockholders for monetary damages, provided that such provision shall not eliminate or limit personal liability (i) for any breach of the duty of loyalty; (ii) for acts or omission not in good faith or which involve intentional misconduct; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; (iv) or for any transaction for which the director derived an improper personal benefit.	Trikon's certificate of incorporation and bylaws also limit the personal liability of the directors and officers to the fullest extent permitted by Delaware law.

Newco's amended and restated certificate of incorporation will limit, along with its amended and restated bylaws, the personal liability of the directors and officers to the fullest extent permitted by Delaware law.

Appraisal Rights
	Delaware law provides that stockholders have the right, in some circumstances, to dissent from certain corporate mergers and consolidations and to instead demand payment of the fair cash value of their shares.	Appraisal rights are not available to Trikon stockholders with respect to the merger transaction.

Unless a corporation's certificate of incorporation provides otherwise, stockholders do not have rights of appraisal with respect to a merger or consolidation by a corporation, if the shares of the corporation are either:
• listed on a national securities exchange;
• designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or
• held by at least 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than cash in lieu of fractional shares, shares of the surviving corporation, shares of any other corporation that are publicly listed or held by more than 2,000 stockholders, or a combination of the foregoing.

Stockholders of a corporation surviving a merger do not have appraisal rights if no vote of the stockholders of the surviving corporation is required to approve the merger and certain other conditions are met.

Certain Business Combination Restrictions
	Delaware law provides that if a person acquires 15% or more of the voting stock of a Delaware corporation such person is an "interested stockholder" and may not engage in certain "business combinations" with the corporation for a period of three years from the time such person acquired 15% or more of the corporation's voting stock. The statute contains certain exceptions to this prohibition. If, for example, the board of directors approves the acquisition of stock or the merger transaction prior to the time that the person becomes an interested stockholder, or if the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or if the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder, then the three-year prohibition concerning a business combination is not applicable.	Trikon also has not made that election.
A Delaware corporation can elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Newco has not made that election.

OTHER INFORMATION FOR THE TRIKON SPECIAL MEETING

PROPOSAL TWO—APPROVAL OF THE NEWCO CERTIFICATE OF INCORPORATION TO BE
EFFECTIVE FOLLOWING THE MERGER TRANSACTION

        In connection with the merger transaction, Trikon and Aviza agreed that the amended and restated certificate of incorporation of Newco upon completion of the merger transaction will be in substantially the form set forth in Annex B to this proxy statement/prospectus, subject to the approval of Trikon stockholders. The proposed amended and restated certificate of incorporation of Newco contains provisions that are different from those that are included in Trikon's current certificate of incorporation.

        The following are sub-proposals submitted to Trikon stockholders to vote upon those material aspects of the amended and restated certificate of incorporation of Newco that do not presently appear in the certificate of incorporation of Trikon. For more information about the rights of Newco stockholders following completion of the merger transaction, see the section entitled "Comparison of Stockholder Rights and Corporate Governance Matters" beginning on page 180. You should also carefully read the full text of the amended and restated certificate of incorporation of Newco, which is attached as Annex B to this proxy statement/prospectus.

Completion of the merger transaction is not conditioned on approval of the amended and restated certificate of incorporation of Newco.

Proposal No. 2A: Approval of a classified board consisting of three classes with each class coming up for election every three years.

        The Newco amended and restated certificate of incorporation contemplates that for a period of three years following the effective time of the merger transaction, the number of directors shall be set at seven. The board of directors shall be divided into three classes designated Class I, Class II and Class III. At the first annual meeting of stockholders following the effective time of the merger transaction, the term of the Class I directors will expire and the Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the effective time of the merger transaction, the term of the Class II directors will expire and the Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the effective time of the merger transaction, the term of the Class III directors will expire and the Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. For a discussion of the individuals currently designated initially to serve in each class and a brief biography of each, see the section entitled "Classified Board" beginning on page 151.

        By contrast, Trikon currently elects each of its directors annually to serve on its board of directors until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The primary reason that the parties chose to include the classified board in the Newco charter was a recognition that affiliates of VantagePoint would beneficially own a majority of outstanding shares of Newco after the completion of the merger transaction, and would accordingly be able to appoint its nominees to each position on the Newco board of directors at any meeting of the stockholders at which directors are to be elected. A classified board delays the ability of a majority stockholder to change the composition of the majority of the board of directors. Rather than having the ability to change the composition of the entire board of directors at the first annual meeting of stockholders, a controlling stockholder will need to wait for an additional meeting to control the board of directors. Further protections against such exercise of discretion by VantagePoint were included in the second amended and restated stockholder agreement executed at the time the merger agreement was signed. However, the classified board will also have the effect of rendering it more difficult to accomplish, and therefore discourage, an unfriendly merger or tender offer, even if such a transaction would be favorable to stockholders. In addition, the classified board will make it more difficult for stockholders to remove directors, or otherwise gain control of the board of directors, and therefore the ability to change the incumbent management of Newco. For more information about the second amended and restated stockholder agreement, see the section entitled "Second Amended and Restated Stockholder Agreement" beginning on page 147 and Annex E.

        As noted previously in this proxy statement/prospectus, in the event this proposal to provide for a classified board of directors of Newco is not approved at the special meeting of Trikon stockholders by the requisite vote of the Trikon stockholders, each of Newco, Trikon and VantagePoint agreed in the second amended and restated stockholder agreement to:

  •
  cooperate and use commercially reasonable efforts to take all actions necessary to ensure that the first annual meeting of Newco's stockholders held after the effective time of the merger transaction shall not be held prior to the 13-month anniversary of the effective time of the merger transaction;

  •
  for a period beginning at the effective time of the merger transaction and ending immediately prior to the first annual meeting of Newco stockholders held after the effective time of the merger transaction, cooperate and use commercially reasonable efforts to take all actions necessary to maintain a board of directors of Newco that shall consist of three members of the Trikon board of directors as of the date of the second amended and restated stockholder agreement, three members of the Aviza board of directors as of the date of the second amended and restated stockholder agreement and one member that is not an affiliate of Trikon, Aviza or VantagePoint as of immediately prior to the effective time of the merger transaction; and

  •
  for a period beginning immediately prior to the first annual meeting of Newco stockholders held after the effective time of the merger transaction and ending immediately prior to the second annual meeting of Newco stockholders held after the effective time of the merger transaction, cooperate and use commercially reasonable efforts to take all actions necessary to maintain a board of directors of Newco that shall include at least two members of the Trikon board of directors as of the date of the second amended and restated stockholder agreement, at least two members of the Aviza board of directors as of the date of the second amended and restated stockholder agreement and at least one member that is not an affiliate of Trikon, Aviza or VantagePoint as of immediately prior to the effective time of the merger transaction.

        The effect of these contractual commitments is, in the absence of a classified board for Newco, to ensure representation on the Newco board of directors of former Trikon board members and minimizing VantagePoint's ability to control the entire board of directors for a limited period of time.

Proposal No. 2B: Approval of restrictions on the ability to remove directors.

        The Newco amended and restated certificate of incorporation also contemplates that (i) neither the Newco board of directors nor any individual director may be removed without cause, which is the default standard under Delaware law in the case of a corporation with a staggered board of directors, and (ii) subject to any limitation imposed by law, any director may be removed with cause by the holders of at least 75% of the voting power of Newco entitled to vote at an election of directors. In addition, the Newco amended and restated certificate of incorporation also contains provisions that limit the exercise of control by VantagePoint, as a majority stockholder of Newco after the merger transaction. Absent such provisions, a majority stockholder, such as VantagePoint, could replace individual directors or the entire board at its election with cause; however, this provision will also limit other stockholders' ability to remove directors and therefore also limit their ability to change the management of Newco.

Proposal No. 2C: Approval of restrictions on Newco's ability to hold its first annual meeting prior to the 13-month anniversary of the effective time of the merger transaction.

        The Newco amended and restated certificate of incorporation also limits Newco's ability to hold its first annual meeting of its stockholders prior to the 13-month anniversary of the effective time of the merger transaction. The purpose of this provision is intended to protect the stockholders other than VantagePoint as the presumptive majority stockholder. The benefits of a classified board to the minority stockholders only survive as long as it takes for each class of directors to come up for re-election. Therefore, if Newco were to hold an annual meeting of stockholders immediately after the effective time of the merger transaction, a majority stockholder would be able to replace all members of the board of directors with its own nominees sooner than if the first meeting were to be held at a later date; however, this will limit other stockholders' ability to change the composition of the board of directors as well.

Proposal No. 2D: Approval of restrictions on the ability of stockholders to act by written consent.

        The Newco amended and restated certificate of incorporation also includes a provision that does not permit the Newco stockholders to act by written consent in lieu of a meeting at any time that VantagePoint and its affiliates do not hold at least 40% of the outstanding common stock of Newco (including for the purpose of determining the percentage held by VantagePoint and its affiliates, the conversion of all outstanding convertible securities into common stock). The Trikon certificate of incorporation does not include any prohibitions on the ability of stockholders to act by written consent, and therefore its stockholders can act in such a fashion to the extent permitted by Delaware law. In general, the inability to act by written consent confers greater power on the board of directors, particularly when the ability to call a special meeting of stockholders is limited to the board of directors. In Newco's case, the ability to act by written consent will still be available if VantagePoint and its affiliates hold at least 40% of the Newco common stock outstanding (on a fully converted basis), which means that if stockholders act by written consent, VantagePoint will have an influential role in, if not determine the outcome of, any such action.

Proposal No. 2E: Approval of restrictions on the ability to amend the bylaws and certain provisions of the certificate of incorporation of Newco.

        The Newco amended and restated certificate of incorporation contains provisions that require a supermajority vote of Newco stockholders to approve certain matters. In particular:

  •
  the affirmative vote of holders of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors voting together as a single class shall be required to make, adopt, alter, amend change or repeal the bylaws of Newco; and

  •
  the affirmative vote of holders of at least 75% of the outstanding voting power of Newco, voting together as a single class shall be required to amend, alter, change or repeal Article V (which provides for the powers, election, removal and other aspects the role of Newco's directors; the actions that can be taken by stockholders; and certain aspects of the bylaws) or Article VIII (the limitation on the ability to amend the certificate of incorporation of Newco) of the amended and restated certificate of incorporation of Newco.

        This supermajority vote requirement, as with several of the other proposals described above, was included to minimize the control over certain corporate matters that could otherwise be exerted by a majority stockholder; however, this voting requirement will apply to other stockholders as well and therefore will also make it impossible to control these corporate matters without the consent of the holders of 75% of the outstanding voting power of Newco.

Votes Required

        The affirmative vote of a majority of the shares of Trikon common stock entitled to vote and represented, in person or by proxy, at the special meeting is required to approve each of the five sub-proposals related to the amended and restated certificate of incorporation of Newco. The holders of a majority of the Aviza capital stock have already consented to the adoption of the amended and restated certificate of incorporation of Newco in its entirety and substantially in the form attached as Annex B.

THE TRIKON BOARD OF DIRECTORS RECOMMENDS
THAT TRIKON STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDED AND
RESTATED CERTIFICATE OF INCORPORATION OF NEWCO.

PROPOSAL THREE—APPROVAL OF THE NEW ATHLETICS 2005 STOCK PLAN

        Stockholders are being asked to approve the proposed New Athletics 2005 Stock Plan, which is also referred to as the Newco 2005 Stock Plan in this proxy statement/prospectus. The Newco 2005 Stock Plan was adopted by the Newco board of directors in June 2005, and will become effective upon the closing date of the merger transaction, subject to approval by Trikon and Aviza stockholders.

        Below is a summary of the principal provisions of the Newco 2005 Stock Plan assuming approval, which summary is qualified in its entirety by reference to the full text of the Newco 2005 Stock Plan, a copy of which is attached to this proxy statement/prospectus as Annex C.

  Newco 2005 Stock Plan

        The Newco 2005 Stock Plan is intended to serve as the primary equity incentive program to Newco's employees, consultants and non-employee directors. Upon the Newco 2005 Stock Plan's effective date, awards can be made thereunder. The Newco 2005 Stock Plan will terminate on the earlier of (i) 10 years after its adoption by the Newco board of directors or the stockholders of Trikon and Aviza, whichever adoption is earlier, or (ii) when the Newco compensation committee, with the approval of Newco board of directors, terminates the Newco 2005 Stock Plan.

        Share Reserve.    Newco has authorized 1,500,000 shares of its common stock for issuance under the Newco 2005 Stock Plan. The number of shares of common stock reserved for issuance under the Newco 2005 Stock Plan will automatically increase on the first trading day of each fiscal year, beginning in 2006, by an amount equal to the least of (i) 4% of Newco's outstanding shares of common stock as determined on a fully diluted basis on the last trading day of the immediately preceding fiscal year, (ii) 1,500,000 shares or (iii) a lesser amount determined by the Newco board of directors. The maximum aggregate number of shares that may be issued as Incentive Stock Options, or ISOs, under the Newco 2005 Stock Plan during the term of the Newco 2005 Stock Plan shall be 15,000,000 shares. In addition, no participant in the Newco 2005 Stock Plan may be issued or transferred more than 500,000 shares of common stock pursuant to awards under the Newco 2005 Stock Plan per calendar year.

        Equity Awards.    The Newco 2005 Stock Plan provides for the following types of awards:

  •
  Stock Options. The Newco 2005 Stock Plan provides for the grant of ISOs and non-qualified stock options, or NSOs, to employees, directors and consultants. Incentive stock options may only be granted to employees. Options may be granted with terms determined by the plan administrator, provided that ISOs are subject to statutory ISO limitations. Stock options may be granted as "early exercise" stock options.

  •
  Restricted Stock. With respect to restricted stock, participants generally have all of the rights of a stockholder with respect to such stock. Restricted stock may generally be subject to a repurchase right by Newco in the event the recipient ceases to be employed. Restricted stock may be issued for no less than par value and may be subject to vesting over time or upon attainment of other goals.

  •
  Performance Share Awards. Performance awards include stock bonuses or other performance or incentive awards paid in cash or common stock. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Newco's common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

  •
  Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value of dividends paid on Newco's common stock. They represent the value of the dividends per share paid by Newco, calculated with reference to the number of shares covered by stock options, stock appreciation rights, deferred stock or performance awards held by the participant.

  •
  Restricted Stock Units. The Newco 2005 Stock Plan provides for grants of Newco common stock to participants. Restricted stock units are typically awarded subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

  •
  Stock Payments. Stock payments include payments in the form of common stock made in lieu of all or any portion of compensation that would otherwise be paid to the participant. Stock payments may also be based upon specific performance criteria determined appropriate by the plan administrator.

  •
  Performance-based Awards. Performance-based awards include awards other than options or stock appreciation rights which comply with the IRS requirements under Section 162(m) of the Internal Revenue Code for performance-based compensation. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of Newco common stock or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

  •
  Stock Appreciation Rights. Stock appreciation rights may be granted in connection with a stock option, or independently. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of Newco's common stock over the exercise price of the related option. The plan administrator may pay stock appreciation rights in common stock only.

        Administration.    The Newco 2005 Stock Plan will be administered by the Newco compensation committee. The compensation committee must consist solely of two or more non-employee directors. The compensation committee will act as the plan administrator and will determine which eligible individuals are to receive awards under the Newco 2005 Stock Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an ISO or a NSO under the federal tax laws, the vesting schedule to be in effect for the award and the maximum term for which any award is to remain outstanding. The compensation committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights subject to the specific terms and restrictions of the Newco 2005 Stock Plan and all applicable laws. The compensation committee may also amend the terms of the Newco 2005 Stock Plan and outstanding equity awards. Amendments to the Newco 2005 Stock Plan are subject to stockholder approval to the extent required by law, rule or regulation.

        Eligibility.    Newco employees, consultants and directors are eligible to receive awards under the Newco 2005 Stock Plan, including employees, consultants and directors of parent corporations and subsidiary corporations such as Trikon and Aviza. Based on the number of employees, directors and consultants presently employed by Aviza and Trikon, upon the completion of the merger transaction, Newco will have approximately 763 employees and consultants and seven directors, five of whom are non-employee directors. The compensation committee determines which of our employees, consultants and directors will be granted awards. No employee or consultant is entitled to participate in the Newco 2005 Stock Plan as a matter of right nor does any such participation constitute assurance of continued employment. Only those employees and consultants who are selected to receive grants by the compensation committee may participate in the Newco 2005 Stock Plan.

        Transferability.    Awards generally may not be sold, pledged, transferred or disposed of in any manner other than pursuant to certain court orders with the compensation committee's consent and by will or by the laws of descent and distribution and may be exercised, during the lifetime of the holder, only by the holder or such transferees to whom they have been transferred pursuant to court order with the compensation committee's consent.

        Plan Features.    The Newco 2005 Stock Plan includes the following features:

  •
  The exercise price for the shares of common stock subject to option grants made under the Newco 2005 Stock Plan may be paid in cash or in shares of common stock held by the optionee for longer than six months valued at fair market value on the exercise date. The option may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the compensation committee may provide financial assistance to one or more optionees, provided such optionee is not an executive officer or board member in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

  •
  The Newco 2005 Stock Plan includes change in control provisions, which may result in the accelerated vesting of outstanding awards. In the event of a change in control of Newco, for example, if acquired by merger or asset sale, each outstanding award under the Newco 2005 Stock Plan which is not assumed or substituted by the successor corporation, will automatically accelerate and become immediately vested.

  Non-Employee Director Stock Options

        Under the Newco 2005 Stock Plan, Newco's non-employee directors will receive annual, automatic, non-discretionary grants of nonqualified stock options. This does not apply to non-employee directors of any parent or subsidiary of Newco.

        Each new non-employee director will receive an option to purchase 25,000 shares as of the date he or she first becomes a non-employee director. This option grant vests in equal annual installments over three years. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 10,000 shares of Newco common stock, commencing with the first annual meeting of stockholders. This option grant vests in equal quarterly installments over 12 months following the date of grant.

        The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee's cessation of board service. The Newco 2005 Stock Plan provides that the optionee will have a 12-month period following a cessation of board service in which to exercise any outstanding vested options.

  Federal Income Tax Consequences Associated with the Newco 2005 Stock Plan

        The following is a general summary under current law of the material United States federal income tax consequences to participants in the Newco 2005 Stock Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as estate and gift taxes, state and local income taxes and taxes outside of the United States are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances. This summarized tax information is not tax advice.

        Non-Qualified Stock Options.    For United States federal income tax purposes, if an optionee is granted NSOs under the Newco 2005 Stock Plan, the optionee will not have taxable income on the grant of the option, nor will Newco be entitled to any deduction. Generally, on exercise of NSOs the optionee will recognize ordinary income, and Newco will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of a common share on the date each such option is exercised. The optionee's basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

        Incentive Stock Options.    There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (1) two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option's exercise will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered income for alternative minimum tax purposes. Otherwise, if the optionee sells or otherwise disposes of the shares before the end of the two-year and one-year periods specified above, the maximum amount that will be included as alternative minimum tax income is the gain, if any, the optionee recognizes on the disposition of the shares.

        An ISO exercised more than three months after an optionee terminates employment, other than by reason of death or disability, will be taxed as a NSO, and the optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. Newco will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

        Stock Appreciation Rights.    No taxable income is generally recognized upon the receipt of a SAR, but upon exercise of the SAR the fair market value of the shares received generally will be taxable as ordinary income to the recipient in the year of such exercise. Newco generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

        Restricted Stock and Restricted Stock Units.    An employee to whom restricted stock or restricted stock units is issued generally will not recognize taxable income upon such issuance and Newco generally will not then be entitled to a deduction unless, with respect to restricted stock, an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income and Newco generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and Newco will be entitled to a deduction for the same amount. Similarly, when restricted stock units vest and stock is issued to the participant, the participant generally will recognize ordinary income and Newco generally will be entitled to a deduction for the amount equal to the fair market value of the shares at the date of issuance. A Section 83(b) election is not permitted with regard to the grant of restricted stock units.

        Performance Share Awards and Performance-based Awards. A participant who has been granted a performance share award or a performance based award generally will not recognize taxable income at the time of grant, and Newco will not be entitled to a deduction at that time. When an award is paid, whether in cash or common shares, the participant generally will recognize ordinary income, and Newco will be entitled to a corresponding deduction.

        Dividend Equivalents. A recipient of a dividend equivalent award generally will not recognize taxable income at the time of grant, and Newco will not be entitled to a deduction at that time. When a dividend equivalent is paid, the participant generally will recognize ordinary income, and Newco will be entitled to a corresponding deduction.

        Stock Payments. A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and Newco generally will be entitled to a deduction for the same amount.

        Section 162(m) of the Code.    In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" as provided for by the Code and established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Performance-based awards granted under the Newco 2005 Stock Plan may qualify as "qualified performance-based compensation" for purposes of Section 162(m) if such awards are granted or vest upon the pre-established objective performance goals described below.

        The administrator may grant to such persons restricted stock, SARs, performance awards, restricted stock units and stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance goals as applicable to the Company or any subsidiary, division or operating unit:

  •
  net earnings (either before or after interest, taxes, depreciation and amortization)

  •
  economic value-added

  •
  sales or revenue

  •
  net income (either before or after taxes)

  •
  operating earnings

  •
  cash flow (including, but not limited to, operating cash flow and free cash flow)

  •
  cash flow return on capital

  •
  return on net assets

  •
  return on stockholders' equity

  •
  return on assets

  •
  return on capital

  •
  stockholder returns

  •
  return on sales

  •
  gross or net profit margin

  •
  productivity

  •
  expense

  •
  margins

  •
  operating efficiency

  •
  customer satisfaction

  •
  working capital

  •
  earnings per share

  •
  price per share of stock

  •
  market share

        We have attempted to structure the Newco 2005 Stock Plan in such a manner that the compensation committee can determine the terms and conditions of stock options, SARs and performance share awards and performance-based awards granted thereunder such that remuneration attributable to such awards will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

Votes Required

        The affirmative vote of the holders of shares of Trikon common stock entitled to vote representing a majority of the total votes cast is required to approve the Newco 2005 Stock Plan.

THE TRIKON BOARD OF DIRECTORS RECOMMENDS
THAT TRIKON STOCKHOLDERS VOTE "FOR"
THE APPROVAL OF THE NEW ATHLETICS 2005 STOCK PLAN

PROPOSAL FOUR—GRANT OF DISCRETIONARY AUTHORITY TO THE TRIKON BOARD OF
DIRECTORS TO ADJOURN OR POSTPONE THE SPECIAL MEETING

General

        At the special meeting of Trikon stockholders, and any adjournment or postponement of the special meeting, Trikon stockholders will be asked to consider and vote upon a proposal to grant discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposals.

Proposal

        If at Trikon's special meeting on December 1, 2005, the number of shares of Trikon common stock entitled to vote and voting in favor of the proposal to adopt the merger agreement and approve the Trikon merger is insufficient under applicable law and Trikon's organizational documents to approve such proposal, the Trikon board of directors intends to move to adjourn the special meeting in order to solicit additional proxies in favor of the proposal.

        In this proposal four, Trikon is asking its stockholders to authorize the holder of any proxy solicited by the Trikon board of directors to vote in favor of granting the discretionary authority to the Trikon board of directors to adjourn or postpone the Trikon special meeting, and any later adjournments, in order to enable the Trikon board of directors to solicit additional proxies in favor of proposal one, proposal two or proposal three. If the Trikon stockholders approve this proposal four, the Trikon board of directors could adjourn or postpone the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies in favor of proposal one, proposal two or proposal three, including the solicitation of proxies from Trikon stockholders that have previously voted against proposal one, proposal two or proposal three. Among other things, approval of this proposal four could mean that, even if Trikon has received proxies representing a sufficient number of votes against proposal one, proposal two or proposal three to defeat them, the Trikon board of directors could adjourn the special meeting without a vote on proposal one, proposal two or proposal three and seek during that period to convince the holders of those shares to change their votes to vote in favor of proposal one, proposal two or proposal three, as the case may be.

        The Trikon board of directors believes that if the number of shares of its common stock present or represented at the special meeting and voting in favor of proposal one, proposal two or proposal three is insufficient to approve such proposals, it is in the best interests of Trikon stockholders to enable the Trikon board of directors, for a limited period of time in the discretion of the Trikon board of directors, to continue to seek to obtain a sufficient number of additional votes in favor of one or more such proposals to bring about their approval.

Vote Required

        The affirmative vote of the holders of a majority of the shares of Trikon common stock entitled to vote and represented, in person or by proxy, at the special meeting is required to approve the grant of discretionary authority to the Trikon board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of proposal one, proposal two or proposal three. Unless otherwise instructed, the proxies will vote "FOR" this proposal four.

THE TRIKON BOARD OF DIRECTORS RECOMMENDS
THAT TRIKON STOCKHOLDERS VOTE "FOR" THE GRANT OF DISCRETIONARY AUTHORITY
TO ADJOURN OR POSTPONE THE SPECIAL MEETING

CERTAIN TRANSACTIONS

Newco Indemnity Agreements

        If the amended and restated certificate of incorporation of Newco is approved by the Trikon stockholders, as permitted by the Delaware General Corporation Law, Newco's amended and restated certificate of incorporation will authorize and require, along with its amended and restated bylaws, Newco to indemnify its officers and directors to the fullest extent permitted under Delaware law, subject to limited exceptions.

Joint Development Agreement

        On March 14, 2005, Trikon entered into an agreement with Aviza for the joint development of control software for an existing Aviza process module, or the JDA. Each party's specific development obligations and the specific timetable for the development of this control software are to be established pursuant to collaborative process specified in the JDA. The total development fee payable by Aviza to Trikon under the JDA is $1.2 million. The development fee includes $900,000 payable upon delivery and sale by Trikon to Aviza of one standard, unmodified Trikon transport module. The JDA acknowledges that such delivery and sale and related payment was completed in December 2004 prior to executing the JDA.

        The JDA also obligates Aviza to purchase, and Trikon to sell, eight additional Trikon transport modules incorporating the developed software, all on a cost-plus-a-specified-percentage basis, and all within two years after the completion of the development work (for delivery no later than two and a half years after the date of the JDA).

        To enable Aviza to commercialize complete wafer-fabrication systems that include Aviza process modules, the JDA includes Trikon's grant of license rights to Aviza with respect to the process-module control software, certain manufacturing documentation and software source code for the existing Trikon transport module. The total license fee payable by Aviza to Trikon under the JDA is $4 million, half of which was paid upon execution of the JDA and the other half of which was paid on September 27, 2005. The JDA also specifies per-unit royalties that Aviza is to pay Trikon for licensed products sold, subject to an overall cap of $2 million.

        The parties' obligations under the JDA are not conditioned on the merger transaction proceeding, and all such obligations would survive termination of the merger agreement for any reason.

LEGAL MATTERS

        The validity of the shares of Newco common stock offered by this proxy statement/prospectus will be passed upon for Newco by Latham & Watkins LLP, San Francisco, California. Certain federal income tax consequences of the merger transaction to Trikon stockholders will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        The consolidated financial statements and schedule of Trikon Technologies, Inc. at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and in the registration statement on Form S-4 of which this proxy statement/prospectus is a part and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Aviza as of June 24, 2005 and September 24, 2004 and the periods from September 25, 2004 through June 24, 2005, October 7, 2003 through September 24, 2004, and related financial statements of the Thermal Division of ASML Holding, N.V. as of October 9, 2003 (date of disposal) and for the period from January 1, 2003 through October 9, 2003 and the year ended December 31, 2002 included in this proxy statement/prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement of which this proxy statement/prospectus is a part have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports (which report on the financial statements expresses an unqualified opinion and includes explanatory paragraphs referring to the financial statements of the Predecessor being maintained by the ASML Thermal Division, the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," by the Predecessor and the restatement of the 2004 financial statements), appearing herein and elsewhere in the registration statement of which this proxy statement/prospectus is a part, and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Trikon files reports, proxy statements and other information with the Securities and Exchange Commission. Trikon and Aviza stockholders may read and copy any reports, proxy statements or other information filed by Trikon at the Securities and Exchange Commission's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330.

        Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549 or by calling Securities and Exchange Commission at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding Trikon and Aviza. The address of the Securities and Exchange Commission website is http://www.sec.gov.

        Newco has filed a registration statement under the Securities Act with the SEC with respect to the Newco common stock to be issued to Trikon and Aviza stockholders in the merger transaction. This proxy statement/prospectus constitutes the prospectus of Newco filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying at the SEC's offices as set forth above.

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the adoption of the merger agreement and approval of the merger transaction and other proposals set forth in this proxy statement/prospectus. Trikon and Aviza have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                        , 2005. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than                        , 2005, and neither the mailing of the proxy statement/prospectus to Trikon stockholders nor the issuance of Newco common stock in the merger transaction shall create any implication to the contrary.

FINANCIAL STATEMENTS

F-i

CONSOLIDATED FINANCIAL STATEMENTS OF TRIKON

Report of Independent Registered Public Accounting Firm

To: The Stockholders and the Board of Directors
Trikon Technologies, Inc.

        We have audited the accompanying consolidated balance sheets of Trikon Technologies, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trikon Technologies, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of Trikon Technologies Inc.'s internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

                      /s/ ERNST & YOUNG LLP

Bristol, England
May 27, 2005

TRIKON TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share data)

	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$21,202	$31,646
Accounts receivable, less allowances of $195 and $190 and at December 31, 2004 and 2003, respectively	6,654	6,212
Inventories	16,543	15,257
Prepayments and other current assets	2,203	4,173

Total current assets	46,602	57,288
Property, plant and equipment, net	13,597	16,896
Demonstration systems, net	551	2,814
Other assets	391	374

Total assets	$61,141	$77,372

Liabilities and stockholders' equity
Current liabilities:
Short-term borrowing	9,600	—
Accounts payable	5,709	5,785
Accrued expenses	1,453	1,129
Deferred Revenue	541	728
Warranty and related expenses	1,171	1,285
Current portion of long-term debt and capital lease obligations	281	11,736
Other current liabilities	971	2,635

Total current liabilities	19,726	23,298
Long-term debt and capital lease obligations, less current portion	91	188
Other long term liabilities	782	928

Total liabilities	$20,599	$24,414
Commitments and Contingencies (Note 8)
Stockholders' equity:
Preferred Stock
Authorized shares—20,000,000 Series H Preferred Stock, $0.001 par value, $10 per share liquidation preference Issued and outstanding None at December 31, 2004 and 2003	$—	$—
Common Stock, no par value
Authorized shares—50,000,000, $0.001 par value. Issued and outstanding—15,754,985 at December 31, 2004 and 15,635,888 at December 31, 2003	261,416	261,217
Accumulated other comprehensive income	2,886	1,823
Accumulated deficit	(223,760)	(210,082)

Total stockholders' equity	40,542	52,958

Total liabilities and stockholders' equity	$61,141	$77,372

See accompanying notes to the consolidated financial statements.

TRIKON TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for per share data)

	Year Ended December 31,
	2004	2003	2002
Revenues:
Product sales	$36,684	$28,710	$32,765
License revenues	157	108	50

	$36,841	$28,818	$32,815

Costs and expenses:
Cost of goods sold	27,258	23,666	26,838
Research and development	10,148	11,101	12,171
Selling, general and administrative	16,091	16,382	14,898
Restructuring cost	(1,200)	—	—
Settlement of pension liabilities and related expenses	—	3,542	818

	52,297	54,691	54,725

Loss from operations	(15,456)	(25,873)	(21,910)
Interest expense	(434)	(921)	(1,197)
Interest income	494	948	1,309
Foreign currency gains (losses)	1,934	573	(2)
Other income	—	474	—

Loss before income tax charge (benefit)	(13,462)	(24,799)	(21,800)
Income tax charge (benefit)	216	236	(2,165)

Net loss	$(13,678)	$(25,035)	$(19,635)

Loss per share:
Basic and diluted	$(0.87)	$(1.80)	$(1.57)
Average common shares used in the calculation—basic and diluted	15,738	13,928	12,533

See accompanying notes to the consolidated financial statements.

TRIKON TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock			Accumulated Other Comprehensive Income
			Accumulated Deficit		Deferred Compensation
	Shares	Amount				Total
Balance January 1, 2002	12,855	$242,725	$(165,412)	$(9,774)	$(2,086)	$65,453
Issuance of stock, net of issuance costs	1,093	11,736	—	—	—	11,736
Exercises of employee stock options	78	75	—	—	—	75
Amortization of restricted stock	—	—	—	—	1,517	1,517
Currency translation adjustments	—	—	—	5,069	—	5,069
Deficit on defined benefit plan	—	—	—	(3,695)	—	(3,695)
Net loss	—	—	(19,635)	—	—	(19,635)

Comprehensive loss	—	—	—	—	—	(18,261)

Balance at December 31, 2002	14,026	$254,536	$(185,047)	$(8,400)	$(569)	$60,520
Issuance of stock, net of issuance costs	1,400	6,456	—	—	—	6,456
Exercises of employee stock options	210	225	—	—	—	225
Amortization of restricted stock	—	—	—	—	569	569
Currency translation adjustments	—	—	—	3,003	—	3,003
Deficit on defined benefit plan	—	—	—	7,220	—	7,220
Net loss	—	—	(25,035)	—	—	(25,035)

Comprehensive loss	—	—	—	—	—	(14,812)

Balance at December 31, 2003	15,636	$261,217	$(210,082)	$1,823	$—	$52,958
Exercises of employee stock options	119	199	—	—	—	199
Currency translation adjustments	—	—	—	1,063	—	1,063
Net loss	—	—	(13,678)	—	—	(13,678)

Comprehensive loss						(12,615)

Balance at December 31, 2004	15,755	$261,416	$(223,760)	$2,886	$—	$40,542

See accompanying notes to the consolidated financial statements.

TRIKON TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Operating activities
Net loss	$(13,678)	$(25,035)	$(19,635)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of plant, equipment, leasehold improvements, and demonstration systems	5,641	5,368	5,279
Gain on sale of property plant and equipment	(22)	(505)	(6)
Amortization of deferred compensation	—	569	1,517
Provision for loss on accounts receivable	5	41	(96)
Changes in operating assets and liabilities:
Accounts receivable	(447)	2,695	10,923
Inventories (including demonstration systems)	977	5,084	1,431
Other current assets	1,970	(1,502)	413
Accounts payable and other liabilities	(1,432)	2,991	(1,247)
Income tax payable	(98)	(48)	(1,585)
Deferred revenue	(187)	(441)	(3,937)

Net cash used in operating activities	(7,271)	(10,783)	(6,943)
Investing Activities
Purchases of property, equipment and leasehold improvements	(2,067)	(1,481)	(2,098)
Proceeds from sale of property, equipment and leasehold improvements	1,111	1,682	107
Other assets and liabilities	(163)	(245)	(1,688)

Net cash used in investing activities	(1,119)	(44)	(3,679)
Financing Activities
Issuance of stock	199	6,681	11,811
Borrowings under bank credit lines	9,600	—	—
Repayments of borrowings under bank credit lines	(11,188)	(8,351)	(8,050)
Payments on capital lease obligations	(364)	(700)	(663)

Net cash (used in) provided by financing activities	(1,753)	(2,370)	3,098
Effect of exchange rate changes in cash	(301)	2,286	5,414

Net decrease in cash and cash equivalents	(10,444)	(10,911)	(2,110)
Cash and cash equivalents at beginning of year	31,646	42,557	44,667

Cash and cash equivalents at end of year	$21,202	$31,646	$42,557

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$434	$921	$1,157
Taxes (primarily foreign)	$369	$446	$1,133
Non-cash investing and financing activities:
Equipment acquired under capital lease	$184	$—	$182

See accompanying notes to the consolidated financial statements.

Trikon Technologies, Inc.

Notes to Consolidated Financial Statements

1.    COMPANY INFORMATION, SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET ANALYSIS

  Background

        Trikon Technologies, Inc. and its subsidiaries (collectively "Trikon") operate in one segment, designing, manufacturing and servicing of front-end wafer processing semiconductor-manufacturing equipment. These products are used for chemical and physical vapor deposition and for etch applications and are sold to semiconductor manufacturers worldwide.

        The consolidated financial statements of Trikon include the accounts of its subsidiaries all of which are wholly owned.

        Trikon incurred a net loss of $13.7 million, $25.0 million and $19.6 million for the years ended December 31, 2004, 2003 and 2002, respectively and may continue to incur additional losses through fiscal 2005. In addition, at December 31, 2004 Trikon had an accumulated deficit of $223.8 million. Trikon's financial statements are prepared on the basis that it is a going concern, which contemplates continuity of operations and the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2004 Trikon had cash and cash equivalents of $11.6 million net of its borrowing under lines of credit that expire in June 2005 and working capital of $26.9 million. The amount of funding required by the business in fiscal 2005 will depend on numerous factors including market conditions, Trikon's ability to grow revenue or reduce costs and Trikon's ability to manage the working capital, in particular accounts receivable and inventory levels. However, management believes, based upon their current forecast for revenues, operating expenses, cash flows and other financial metrics that the resources available at December 31, 2004 are sufficient to fund operations for at least the next twelve months. If anticipated revenues from fiscal 2005 do not meet management's expectations Trikon would continue to seek to scale back its operations to lower the use of cash. Trikon would also anticipate that it would seek to raise additional debt or equity funding during the next twelve months and to seek an extension or replacement to the current line of credit.

        The financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or classification of liabilities that may result from the inability of Trikon to continue as a going concern.

        Certain prior year amounts have been reclassified to conform to the current years presentation.

  Revenue Recognition

        Trikon derives its revenues from three sources—equipment sales, spare parts sales and the provision of services and changed its revenue recognition policy in fiscal 2000 to adopt Staff Accounting Bulletin ("SAB")101 issued by the staff of the Securities and Exchange Commission. SAB 104 has superseded the earlier guidance given in SAB 101, and in accordance with SAB 104, Trikon recognizes revenue when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the sales price is fixed or determinable and collectivity is reasonably assured. For transactions that consist of multiple deliverables Trikon allocates revenue to each of the deliverables based upon relative fair values and applies the revenue recognition criteria above to each element.

        Revenues related to equipment sales are generally recognized upon shipment and transfer of title when the equipment has been pre-tested in the factory under conditions similar to which the customer intends to operate the equipment and meets all of the customers defined specifications. For new customers, or new products, revenue is recognized only on final acceptance unless the customer attends and approves the pre-testing procedures and the customer and Trikon are satisfied that the performance of the equipment, once installed and operated, will continue to meet the customer-defined specifications. Equipment sold as demonstration or evaluation units are recognized as revenue on transfer of title and either final acceptance, or satisfactory completion of testing to demonstrate that the equipment meets all the customer defined specifications. Equipment sales generally include the provision of installation and commissioning services, which are not essential to the functionality of the equipment but have contractual payment terms linked to the final acceptance. Trikon reduces the amount of revenue recorded by the portion of revenue contractually linked to final acceptance, or the fair value of the installation services, if greater, until after acceptance of the machine. Revenue related to spare parts is recognized on shipment and revenue related to service contracts is recognized ratably over the duration of the contracts.

        During fiscal 2003 we entered into a contract to develop a piece of equipment for a customer and we determined that the revenue associated with this transaction should be accounted for in accordance with SOP 81-1—"Accounting for the performance of Construction-Type and Certain Production-type Contracts." The undeveloped equipment was shipped to the customer in fiscal 2003, however significant development work was required during fiscal 2004 and no revenue was recognized with respect to this project in fiscal 2003. The full value of the contract was deferred and the full value of the contract was recognized in fiscal 2004 following establishment of criteria to estimate the percentage of completion. The contract was completed in fiscal 2004.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and consist of the following:

	December 31,
	2004	2003
	(In thousands)
Customer service spares	$2,723	$3,237
Components	7,648	5,646
Work-in-process	6,172	6,374

	$16,543	$15,257

  Cash Equivalents

        Cash equivalents represent short-term investments that are highly liquid, are of limited credit risk and have original maturities of three months or less when purchased.

  Property, plant and equipment

        Property, plant and equipment is stated at cost or fair market value for assets held at or prior to November 1996. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets (five years) or the lease term.

        The components of property, plant and equipment are as follows:

	December 31,
	2004	2003
	(In thousands)
Machinery and equipment	$32,594	$26,358
Furniture and fixtures	4,264	4,707
Leasehold improvements	13,115	13,120

	49,973	44,185
Less accumulated depreciation and amortization	36,376	27,289

	$13,597	$16,896

        Cost of equipment under capital leases included in property and equipment at December 31, 2004 and 2003 was $1,246,000 and $2,427,000, respectively, and accumulated amortization was $841,000 and $1,303,000, respectively. Amortization expense under these leases is included in depreciation expense.

        During the year ended December 31, 2003 Trikon disposed of an empty facility that had previously been its corporate and operational headquarters. The sales proceeds, net of expenses, amounted to $1,682,000. As at the date of sale the net book value of the building was $1,208,000 resulting in a profit on disposal of $474,000, which is recorded as other income on the face of the consolidated statement of operations.

        Trikon records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired as defined by Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Demonstration Systems

        Demonstration or evaluation systems are completed systems located at certain strategic customer sites or at Trikon's facilities. Trikon provides these demonstration systems at no charge for a specified evaluation period. The customer pays all operating costs incurred during the evaluation period. At the conclusion of the agreed upon evaluation period, provided that the equipment performs to required specifications, management expects that the customer, while not obligated to do so, will purchase the system. Demonstration systems are stated at the lower of cost or estimated net realizable value and are depreciated on a straight-line method over four years, if the product is not sold after one year.

Demonstration systems, net of depreciation, amounted to $0.6 million and $2.8 million at December 31, 2004 and 2003, respectively.

  Accounting for Income Taxes

        Trikon accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

  Stock-based Compensation

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Trikon has elected to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option plan. Trikon is generally not required under APB Opinion No. 25 and related interpretations to recognize compensation expense in connection with its employee stock option plans, since stock options are granted at fair market value.

        Trikon has estimated the fair value of the options at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003, and 2002, respectively: Risk-free interest rates of 2.8%, 2.66% and 2.46%; a zero dividend yield in all three years; volatility factors of the expected market price of Trikon's Common Stock of 79.6%, 76.3% and 91.5% and an expected life of the options of 3.7 years, 4.0 years and 3.8 years. These assumptions resulted in weighted-average fair values of $4.27, $4.36, and $6.35, per share for stock options granted in 2004, 2003, and 2002, respectively.

        The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. However, Trikon's employee stock options have characteristics significantly different from those of traded options; therefore, the Black-Scholes option-pricing model may not provide a reliable measure of the fair value of Trikon's options.

        If compensation expense had been determined based on the grant date fair value as computed under the Black-Scholes option pricing model for awards in fiscal 2004, 2003 and 2002 in accordance with the provisions of SFAS No. 123 and SFAS No. 148, Trikon's net result and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,
	2004	2003	2002
	(In thousands, except per share data)
Net loss as reported	$(13,678)	$(25,035)	$(19,635)
Compensation expense included in determination of reported net income	—	569	1,517
Pro forma compensation expense calculated on the fair value method	(994)	(1,699)	(2,871)

Pro forma net loss	$(14,672)	$(26,165)	$(20,989)

Pro forma loss earnings per common share:
Basic and diluted:	$(0.93)	$(1.88)	$(1.67)

  Research and Development Costs

        Research and development costs are expensed as incurred.

  Shipping and Handling Costs

        Shipping and handling costs are expensed as incurred within cost of goods sold.

  Foreign Currency Translation

        The functional currency of most of Trikon's foreign subsidiaries is the local currency. Trikon translates the assets and liabilities of its foreign subsidiaries at the rate of exchange in effect at the balance sheet date and translates the statement of operations items at the average exchange rate for the year. Translation adjustments are recorded as a component of stockholders' equity on the line item "Other Comprehensive Income" in the consolidated balance sheet. Transaction gains and losses, other than those that relate to transactions deemed to be of a long-term nature, are recognized in earnings.

  Prepayments and other current assets

        The components of prepaid and other current assets are as follows:

	December 31,
	2004	2003
	(In thousands)
Prepayments	$766	$798
Other	1,437	3,375

Total	$2,203	$4,173

  Other current liabilities

        The components of other current liabilities are as follows:

	December 31,
	2004	2003
	(In thousands)
Customer deposits	$26	$1,095
Payroll taxes	693	1,326
Income taxes	80	133
Other	172	81

Total	$971	$2,635

  Warranty expense

        Generally Trikon's products are sold with a standard warranty the period of which varies from 12 to 24 months, depending on a number of factors including the specific equipment purchased. Trikon accounts for the estimated warranty cost as a charge to cost of sales at the time of delivery. The warranty cost is based upon historic product performance and is based on a rolling 12-month average historic cost per machine per warranty month outstanding.

        Changes in Trikon's product warranty liability during the year ended December 31, 2004 were as follows (in thousands):

Balance, January 1, 2004	$1,285
Provisions for warranty	1,034
Consumption of reserves	(1,259)
Translation adjustment	111

Balance, December 31, 2004	$1,171

  Restructuring Costs

        In the fourth quarter of fiscal 1997 Trikon commenced a restructuring program related to the closure of its M0RI etch operations located in Chatsworth, California, which included the transfer of the M0RI technology to Trikon's Omega platform and the obsolescence and phase-out of the existing platform. An accrual was charged to the income statement in fiscal 1997 for this restructuring. During fiscal 1998 and 1999 Trikon completed this reorganization and negotiated settlements with many of its customers. The restructuring reserve was reduced accordingly. Trikon has carried a residual accrual in the amount of $1.2 million since December 31, 1999 for other potential claims arising out of this restructuring. Following a review of the situation in the third quarter of 2004, Trikon has concluded that the probability of further claims is remote and accordingly the reserve has been reversed to the income statement during the year ended December 31, 2004.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2004, the FASB issued Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The recognition and measurement guidance of EITF 03-1 will be effective for Trikon's fourth fiscal quarter of 2004. The adoption of EITF 03-1 has not had a material effect on Trikon's financial condition or results of operations.

        As permitted by Statement 123, Trikon currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair market value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123(R) also requires the benefit of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement is not expected to have a material effect on Trikon's financial condition or results of operations.

3.    SEGMENT, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

        Trikon's revenue by geographic area to unaffiliated customers was as follows:

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
North America	$10,600	$11,155	$10,728
Europe	22,662	16,278	21,112
Asia	3,579	1,385	975

Total	$36,841	$28,818	$32,815

        Sales between geographic regions are accounted for at prices that provide a profit and are in accordance with the rules and regulations of the respective governing bodies. The geographic locations of Trikon's assets are as follows:

	December 31,
	2004	2003
	(In thousands)
Long lived assets:
North America	$10	$28
Europe	13,532	16,850
Asia	55	18

Total	$13,597	$16,896

All identifiable assets:
North America	$4,695	$8,776
Europe	56,262	68,168
Asia	184	428

Total	$61,141	$77,372

        Trikon's main facility is based in the United Kingdom and most of Trikon's products are shipped directly from the United Kingdom to the end geographic region. During the years ended December 31, 2004, 2003 and 2002 export sales of Trikon originating from the United States were $282,000, $256,000 and $2,380,000 respectively.

        Total revenue includes amounts from certain individual customers that exceed 10% of total revenue. Revenue from two customers represented 16% and 13% each, of total revenue for the year ended December 31, 2004. Revenue from three customers represented 16%, 13% and 10% each of total revenue for the year ended December 31, 2003. Revenue from one customer represented 11% of total revenue for the year ended December 31, 2002.

4.    COMPREHENSIVE LOSS

        Comprehensive loss is comprised of net loss, provisions for unfunded accumulated benefit obligations with respect to Trikon's defined benefit pension plan and currency translation losses as follows:

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Net loss	$(13,678)	$(25,035)	$(19,635)
Pension plan obligations	—	7,220	(3,695)
Foreign currency translation adjustments	1,063	3,003	5,069

Comprehensive loss	$(12,615)	$(14,812)	$(18,261)

        Accumulated other comprehensive income comprises:

	December 31, 2003
	2004	2003	2002
	(In thousands)
Foreign currency translation adjustments	$2,886	$1,823	$(1,180)
Pension plan obligations	—	—	(7,220)

Total	$2,886	$1,823	$(8,400)

5.    EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Numerator:
Net loss	$(13,678)	$(25,035)	$(19,635)

Denominator:
For basic earnings per share:
Weighted average shares outstanding	15,738	14,351	13,682
Restricted stock	—	(423)	(1,149)

	$15,738	$13,928	$12,533

        Basic and diluted earnings per share are calculated in accordance with SFAS 128 "Earnings per Share', which specifies the computation, presentation and disclosure requirements for earnings per share. The weighted-average number of shares used to calculate basic earnings per share for the year ended December 31, 2002 and for the year ended December 2003 on a pro rata basis, excludes 1,149,281 shares of restricted common stock issued to the Chairman of the Board of Directors, which vested on May 14, 2003.

6.    INCOME TAXES

        The income tax charge (credit) consists of the following:

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Current:
Federal	$—	$—	$—
State	153	69	109
Foreign	63	167	(1,672)

	$216	$236	$(1,563)
Deferred (foreign)	—	—	(602)

Total	$216	$236	$(2,165)

        A reconciliation of income taxes (credited) charged at the federal statutory rate (35% in all years) to actual income tax (credit) expense is as follows:

	Year Ended December 31,
	2004	2003	2002
Income taxes at the statutory federal income tax rate	(35.0)%	(35.0)%	(35.0)%
Foreign taxes at lower rates than the federal statutory rate	5.4	5.1	4.4

	(29.6)	(29.9)	(30.6)
State taxes payable	1.1	0.3	0.5
Effect of stock compensation amortization	—	(4.4)	2.4
Research and development credit	—	—	(0.8)
Change in valuation reserve due to:
Foreign net operating losses generated in the period	31.4	30.4	24.7
Domestic net operating losses utilized in the period	(1.7)	5.4	1.7
Other	—	—	(1.0)
Other	0.4	(0.9)	(6.8)

	1.6%	0.9%	(9.9)%

        The loss before income taxes of Trikon's non-US subsidiaries for the years ended December 31, 2004, 2003 and 2002 was approximately $15.1 million, $24.7 million and $19.1 million, respectively.

        As of December 31, 2004, Trikon had federal net operating loss carry forwards of approximately $25.6 million (adjusted for the estimated effects of a change of ownership under Section 382 of the Internal Revenue Code of 1986, as revised ("the Code")) and California operating loss carry forwards of $20.7 million. The net operating loss carry forwards will expire at various dates beginning in years 2008 through 2024, if not utilized.

        At December 31, 2004 Trikon also had United Kingdom net operating loss carry forwards of approximately $64.4 million, which can be offset against future profits arising from the same business indefinitely.

        Utilization of the net operating losses and credits that arose prior to the change of ownership, under the code, is subject to a substantial annual limitation. This is due to limitations provided by the code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        Net undistributed earnings from foreign subsidiaries at December 31, 2004, on which no U.S. tax has been provided, amounted to approximately $65.3 million. The net undistributed earnings are intended to finance local operating requirements. Accordingly, an additional US tax provision has not been made on these earnings.

        Significant components of Trikon's deferred tax liabilities and assets are as follows:

	December 31,
	2004	2003
	(In thousands)
Deferred tax assets:
Domestic:
Allowances and accruals not deducted for current taxes	$50	$79
Net operating loss carry forwards	9,760	10,485
Foreign:
Allowances and accruals not deducted for current taxes	27	530
Net operating loss carry forwards	19,018	13,981

	28,855	25,075
Less valuation reserve	(28,719)	(24,582)
Deferred tax liabilities:
Domestic	—	—
Foreign:
Depreciation	(136)	(367)
Other	—	(126)

Net deferred tax asset (liability)	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is not more likely than not that Trikon will realize the benefits of these deductible differences, and thus has recorded a valuation allowance against the entire deferred tax asset.

7.    BANK BORROWINGS AND LONG-TERM DEBT

        Long-term debt includes the following:

	December 31,
	2004	2003
	(In thousands)
Bank debt	$9,600	$11,188
Capital lease obligations	372	736

Total	9,972	11,924
Less current portion	9,881	11,736

Long term portion	$91	$188

  Bank Debt

        During the year ended December 31, 2001, Trikon entered into a three-year term loan facility of British pounds 15 million (approximately $26.9 million at the 2004 year-end exchange rates) from a British bank.

        The balance outstanding at December 31, 2003 was 6,250,000 British pounds (approximately $11.2 million) and was repaid by Trikon on January 5, 2004.

        In July 2003 Trikon entered into a two-year revolving credit facility for 5 million British pounds (approximately $9.6 million at the December 31, 2004 exchange rate) ("2003 facility'). Interest on the 2003 facility, is incurred at the London Interbank rate (LIBOR) plus 1.75% for borrowings in British pounds and foreign currency at the Banks short-term offered rate plus 1%. The Borrowings under the line of credit at December 31, 2004 incurred interest at 6.5%. Amounts outstanding under the 2003 facility on December 31, 2004 were 5.0 million British pounds (approximately $9.6 million at December 31, 2004 exchange rate).

        The 2003 facility includes financial covenants that requires Trikon to maintain a consolidated net worth of not less than $40 million, and that the interest expense on the loan net of interest income earned at the same bank cannot exceed 70,000 British pounds in any one fiscal quarter.

        Trikon also has a (credit) facility with the same bank of up to 1.5 million British pounds for use against standby letters of credit and guarantees (approximately $2.7 million at the year end exchange rate). No amount was outstanding under this facility at December 31, 2004 and 2003. The British bank has a general lien on all the assets of Trikon as security for both the 2003 facility and amounts due under this 1.5 million British pound facility.

8.    COMMITMENTS AND CONTINGENCIES

  Leases:

        Trikon leases certain equipment under capital leases. Trikon also leases its offices, manufacturing facilities and certain equipment under non-cancelable operating lease agreements. Certain leases are subject to escalation clauses based on applicable inflation indexes.

        Future minimum lease payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2004:

	Capital Leases	Operating Leases
	(In thousands)
2005	$330	$1,565
2006	94	1,448
2007	—	1,321
2008	—	1,269
2009	—	1,206

	$424	$6,809
Less amounts representing imputed interest	52

Present value of net minimum lease payments, including amounts classified as current	$372

        Rental expense for operating leases was $1.9 million; $2.0 million and $1.8 million for the years ended December 31, 2004, 2003, and 2002, respectively.

  Contingencies:

        In the ordinary course of business Trikon is involved with various types of claims and legal proceedings, which may result in litigation, or other legal proceedings. Trikon does not anticipate that any of these proceedings will have a material adverse effect on Trikon's financial position, cash flow or results of operations.

        On March 10, 2004 Dr. Jihad Kiwan departed Trikon as Director and Chief Executive Officer. On March 29, 2004 and April 2, 2004 Trikon received letters from a United Kingdom law firm and from a French law firm respectively, on behalf of Dr. Kiwan, detailing certain monetary claims for severance amounts due to Dr. Kiwan with respect to his employment with Trikon. On April 28, 2004 Dr. Kiwan filed a lawsuit in France and on June 10, 2004 filed similar proceedings in the United Kingdom. Dr. Kiwan has subsequently withdrawn the proceedings in the United Kingdom. Trikon is in the process of vigorously defending against the French claim. Trikon does not believe that the outcome of these claims will be material to the results of operations or the financial condition of Trikon.

9.    FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

        Trikon's financial instruments consist primarily of cash, cash equivalents, accounts receivable, accounts payable and capital lease obligations. The carrying amounts at December 31, 2004 of these financial instruments approximates their fair value.

        Trikon from time to time enters into foreign exchange contracts of a short-term nature (typically one month or less) that are generally matched to the estimated collection of accounts receivable. These contracts are generally for the sale of U.S. dollars into British pounds. No contracts were outstanding at December 31, 2004 or 2003. Trikon has not entered into any other derivative financial instruments and does not hold or use financial instruments for speculative purposes.

        Trikon's exposure to concentration of credit risk arises primarily from its accounts receivables. Accounts receivable consist primarily of amounts due from original equipment manufacturers, end use customers, and distributors within Trikon's industry. At December 31, 2004 four customers represented 19%, 19%, 14% and 11% of total accounts receivable. At December 31, 2003 three customers represented 32%, 16%, and 12% of the total accounts receivable. Trikon performs credit evaluations and analysis of amounts due from its customers; however, Trikon does not require collateral. Credit losses have been within management's expectations and an estimate of un-collectible accounts has been provided for in the financial statements.

10.    STOCKHOLDERS' EQUITY

  Common Stock

        Trikon has reserved shares of common stock for future issuance at December 31, 2004 as follows:

Shares reserved for stock option plans	1,532,407
Shares reserved for outstanding warrants	495,093

Total common stock reserved for future issuance	2,027,500

  Preferred Stock

        The Board of Directors has the authority to issue up to 20,000,000 shares of Preferred Stock in one or more series with rights, preferences, privileges and restrictions to be determined at the Board of Director's discretion.

  Restricted Stock

        In connection with the consummation of a capital reorganization in fiscal 1998, Trikon issued 1,149,281 shares of restricted Common Stock to Trikon's Chairman of the Board, which was subject to certain vesting conditions. This stock vested on May 14, 2003. The restricted stock was valued at $7.6 million based upon average traded prices immediately after the grant. This amount has been accounted for as an addition to Common Stock and as deferred compensation within the Statement of Shareholders Equity. The deferred compensation was amortized on a straight-line basis over a five-year period until vesting in May 2003 which resulted in a charge against operations of $0.6 million and $1.5 million for the years ended December 31, 2003, and 2002, respectively.

  Warrants

        In connection with the sale of 925,930 common shares to an institutional investor in May 2001, Trikon issued warrants for the purchase of 92,593 shares of common stock. The warrants are valid for four years and expire May 23, 2005. The warrants have an exercise price of $13.50. In the event that the volume weighted average market price exceeds $21.60 for any 30-day consecutive period, with a minimum daily trading volume of 200,000 shares, Trikon can force the exercise of the warrant.

        In connection with the sale of 1,400,000 common shares to an institutional investor in October 2003, Trikon issued to that investor warrants for the purchase of 350,000 shares of common stock ("investor warrants') with an exercise price of $6.25 per share. In addition further warrants for the purchase of 52,500 shares of common stock ("placement agent warrants") were issued to the placement agent. The warrants expire October 22, 2007. The warrants may be redeemed at the option of Trikon for $0.10 at any time after the first anniversary of the closing date provided that for any 20 trading days in a 30 day trading period the closing market price exceeds $11.25 for the investor warrants, and $11.70 for the placement agent warrants, and the average daily trading volume of Trikon's common stock exceeds 150,000 shares.

  Stock Options

        Trikon has three stock option plans, the 2004 equity incentive plan, the 1991 stock option plan and the 1998 Directors plan.

        In September 2004, Trikon adopted the 2004 equity incentive plan, which was approved by shareholders at the Annual meeting of shareholders held on September 7, 2004. The number of shares initially reserved for issuance under this plan is 1,300,000. The 2004 equity incentive plan provides for the issuance of options to purchase shares of Trikon's Common Stock and for the awards of restricted stock. The plan also provides for the Board to link the award to performance goals. The plan permits awards to officers, directors, employees and consultants who provide significant services to Trikon.

        The plan also provides for an automatic award to Directors. Options become exercisable at times and on terms as established at the time of grant by Trikon. Trikon also determines the time at which the option will expire, however the expiration may not be later than ten years after the grant date.

        The 1991 stock option plan expired December 31, 2003 and no new grants are permitted under this plan. Outstanding options under this plan as at December 31, 2004 were 1,150,407 and expire between June 2008 and December 2013.

        New grants under the 1998 Directors plan were terminated by Trikon following the approval of the 2004 equity incentive plan in September 2004. Outstanding options under this plan at December 31, 2004 were 106,000 and expire between June 2008 and May 2014.

        A summary of the changes in the status of options is as follows:

	Options Outstanding	Price Range Per Share	Weighted Average Price Per Share
Outstanding at January 1, 2002	998,644	0.31-25.25	$7.78
Granted	412,808	5.09-14.34	$13.18
Cancelled	(71,323)	1.25-14.81	$12.39
Exercised	(77,586)	0.47- 1.41	$0.97

Outstanding at December 31, 2002	1,262,543	0.31-25.25	$9.70
Granted	893,257	3.03- 6.35	$3.84
Cancelled	(104,164)	1.33-14.81	$11.31
Exercised	(206,878)	0.31- 1.41	$1.09

Outstanding at December 31, 2003	1,844,758	0.47-25.25	$7.77
Granted	296,000	2.05- 2.11	$2.07
Cancelled	(489,948)	1.33-25.25	$5.50
Exercised	(118,403)	0.47- 5.04	$1.59

Outstanding at December 31, 2004	1,532,407	0.47-25.25	$7.84

        At December 31, 2004, 2003 and 2002, 752,264, 667,938 and 656,429 shares were exercisable at weighted-average prices of $10.59, $9.76 and $7.12, respectively. There were 1,024,000 options available for grant under the 2004 equity incentive plan as at December 31, 2004.

        Information regarding stock options outstanding as of December 31, 2004 is as follows:

Price Range		Options Outstanding			Options Exercisable
Shares		Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
From	$0.47 to $4.99	681,831	$2.57	8.60	183,618	$2.42
	$5.00 to $9.99	185,400	$5.94	7.89	66,606	$6.78
	$10.00 to $14.99	613,176	$12.82	6.21	450,040	$12.82
	$15.00 and above	52,000	$24.96	5.56	52,000	$24.96

11.    PENSIONS AND OTHER POST-RETIREMENT BENEFITS

  General

        Trikon operates multiple pension arrangements for its employees in the various geographic locations in which it operates. With the exception of the United Kingdom defined benefit pension plan that was settled during fiscal 2003, all these plans are defined contribution schemes operated in accordance with local rules.

  United Kingdom Defined Benefit Pension Plan

        Trikon operated a pension plan known as "The Electrotech Retirement Benefits Scheme" ("the Plan"), which undertook to provide retirement benefits to participating employees based upon their final pensionable salary. The assets of the Plan are administered by the Trustees and do not belong to Trikon.

        In March 2001, Trikon decided to curtail the Plan effective April 6, 2001. As a result, participants did not earn additional defined benefits for service after April 6, 2001. In July 2002 Trikon entered into a definitive agreement with the trustees of the Plan to settle its obligations.

        During 2003 benefits for all members of the Plan were either transferred to individual insurance policies or members chose to transfer their benefits out of the Plan. At December 31, 2003 the Plan had no members. The transfer payments were treated as settlements in accordance with SFAS No. 88 as Trikon had eliminated the significant risks related to the long-term pension benefit obligation during the year. The settlement charge to earnings of $3.1 million was incurred in the year ended December 31, 2003.

        The trustees are in the process of completing the final administration elements of the windup and they are continuing to investigate a number of contingent liabilities, which will not expire until 2016. As part of the agreement to windup the plan Trikon has placed 100,000 British pounds ($192,000) in an escrow account for the benefit of the trustees in the event a claim is made on the trustees.

        The net periodic benefit cost and related obligation determined in accordance with SFAS 87, 88 and 132 were calculated and a discount rate of 5.6% for fiscal 2003 and 2002. The long term rate of return on plan assets used was 6.80% and 7.50% for the years ended December 31, 2003 and 2002 respectively.

        The actuarial calculations in respect of the Plan assume a rate of increase of pensions in payment accrued after April 6, 2000 of 2.30%. Fixed pension increase rates apply for pension in respect of service before that date.

        The components of net benefit expense (excluding settlement expense which is included on the face of the income statement) are detailed in the table below.

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Interest cost on benefit obligation	$—	$508	$849
Expected return on plan assets	—	(433)	(849)
Net amortization and deferral:
—recognized and losses	—	114	78

Net periodic benefit expense	$—	$189	$78

	Ended December 31,
	2004	2003	2002
	(In thousands)
Change in benefit obligation
Benefit obligation at start of year	$—	$15,620	$13,753
Translation difference	—	461	1,571
Interest cost	—	508	849
Actuarial losses	—	—	718
Impact of settlement	—	(16,589)	(1,211)
Benefits paid	—	—	(60)

Benefit obligation at end of year	$—	$—	$15,620

	Ended December 31,
	2004	2003	2002
	(In thousands)
Change in plan assets
Fair value of plan assets at start of year	$—	$10,308	$10,331
Translation difference	—	341	1,119
Actual return (loss) on plan assets	—	302	(1,553)
Contributions by employer	—	1,401	1,925
Settlement	—	(12,352)	(1,454)
Benefits (paid)	—	—	(60)

Fair value of plan assets at end of year	$—	$—	$10,308

  Defined Contribution pension arrangements

        In November 1993, Trikon established a 401(k) plan covering substantially all of its U.S. employees. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation. Company contributions are voluntary and at the discretion of the Board of Directors. There were no contributions made by Trikon for the years ended December 31, 2004, 2003, and 2002.

        In the United Kingdom, Trikon operates a defined contribution pension plan, which allows for employees to contribute part of their compensation to the plan. Trikon also makes contributions to this scheme on behalf of the employees and total Company contributions for the years ended December 31, 2004, 2003 and 2002 amounted to $565,000, $569,000 and $689,000, respectively.

        There are no other post-retirement benefits provided to employees.

12.    SUBSEQUENT EVENT

        On March 14, 2005, Trikon entered into an Agreement and Plan of Merger with Aviza Technology, Inc., a privately held global supplier of thermal process and atomic layer deposition systems. Under the terms of the Merger Agreement, a wholly-owned subsidiary of New Athletics, Inc., a newly formed Delaware corporation, will merge with and into us, and a wholly-owned subsidiary of New Athletics, will merge with and into Aviza. Upon consummation of the mergers, we and Aviza will each continue as subsidiaries of New Athletics.

        The consummation of the merger is subject to the approval of Trikon's stockholders and other customary closing conditions. The requisite approval of the stockholders of Aviza has already been obtained. The merger is expected to close in the second or third quarter of 2005.

        In addition, on March 14, 2005, Trikon entered into an agreement for the joint development of control software for an existing Aviza process module (the "JDA"). The total development fee payable by Aviza to Trikon under the JDA is $1.2 million. The development fee includes $900,000 payable upon delivery and sale by Trikon to Aviza of one standard, unmodified Trikon transport module. The JDA acknowledges that such delivery and sale and related payment was completed in December 2004 prior to executing the JDA.

        The JDA also obligates Aviza to purchase, and Trikon to sell, eight additional Trikon transport modules incorporating the developed software, all on a cost-plus-a specified percentage basis, and all within two years after the completion of the development work (for delivery no later than two and a half years after the date of the JDA).

        The JDA includes a grant of license rights to Aviza with respect to the process-module control software to be developed under the JDA, and also with respect to certain manufacturing documentation and software source code for the existing Trikon transport module. The total license fee payable by Aviza to Trikon under the JDA is $4 million, half of which was paid upon execution of the JDA, the other half of which is payable by Aviza on or before July 31, 2005. The JDA also specifies per-unit royalties that Aviza is to pay Trikon for licensed products sold, subject to an overall cap of $2 million.

13.    UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

	Quarter
	First	Second	Third	Fourth
	(In thousands of U.S. dollars, except per share amounts)
2004
Revenues	$6,781	$10,172	$9,875	$10,013
Gross margin	995	1,869	3,347	3,372
Net loss	(5,787)	(4,870)	(1,653)	(1,368)
Loss per basic and diluted share	(0.37)	(0.31)	(0.10)	(0.09)
2003
Revenues	$5,104	$6,016	$8,413	$9,285
Gross margin	242	706	1,497	2,707
Net loss	(7,264)	(8,137)	(5,717)	(3,917)
Loss per basic and diluted share	(0.56)	(0.60)	(0.41)	(0.26)

Trikon Technologies, Inc.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Note A)
Assets
Current assets:
Restricted cash	$8,950	$—
Cash and cash equivalents	4,171	21,202
Accounts receivable, net	7,874	6,654
Inventories, net	15,488	16,543
Prepaid and other current assets	1,477	2,203

Total current assets	37,960	46,602
Property, equipment and leasehold improvements, net	10,235	13,597
Demonstration systems, net	4,137	551
Other assets	258	391

Total assets	$52,590	$61,141

Liabilities and shareholders' equity
Current liabilities:
Short term borrowing	$8,950	$9,600
Accounts payable	4,698	5,709
Accrued expenses	1,253	1,453
Deferred revenue	451	541
Warranty & related expenses	1,204	1,171
Current portion of long term debt and capital lease obligations.	155	281
Other current liabilities.	2,907	971

Total current liabilities	19,618	19,726
Long-term debt and capital lease obligations less current portion	54	91
Other non-current liabilities.	661	782

Total liabilities	$20,333	$20,599

Shareholders' equity:
Preferred stock:
Authorized shares—20,000,000 Issued and outstanding—nil at June 30, 2005 and December 31, 2004	—	—
Common stock, $0.001 par value:
Authorized shares—50,000,000 Issued and outstanding—15,754,985 at June 30, 2005 and at December 31, 2004	261,416	261,416
Accumulated other comprehensive loss	2,329	2,886
Accumulated deficit	(231,488)	(223,760)

Total stockholders' equity	32,257	40,542

Total liabilities and stockholders' equity	$52,590	$61,141

See Notes to Unaudited Condensed Consolidated Financial Statements.

Trikon Technologies, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
Revenues:
Product revenues	$8,814	$10,106	$14,610	$16,844
License revenues	70	66	2,085	109

	8,884	10,172	16,695	16,953

Costs and expenses:
Cost of goods sold	6,799	8,303	10,721	14,089
Research and development	2,220	2,710	4,497	5,607
Selling, general and administrative	3,673	3,773	7,369	8,282

	12,692	14,786	22,587	27,978

Loss from operations	(3,808)	(4,614)	(5,892)	(11,025)
Foreign currency (losses) gains	(1,563)	(264)	(1,823)	359
Interest income, net	62	63	88	129

Loss before income tax charge	(5,309)	(4,815)	(7,627)	(10,537)
Income tax charge	(45)	(55)	(101)	(120)

Net loss	$(5,354)	$(4,870)	$(7,728)	$(10,657)

Loss per share data:
Basic:	$(0.34)	$(0.31)	$(0.49)	$(0.68)
Diluted:	$(0.34)	$(0.31)	$(0.49)	$(0.68)
Weighted average common shares used in the calculation:
Basic:	15,755	15,745	15,755	15,723
Diluted:	15,755	15,745	15,755	15,723

See Notes to Unaudited Condensed Consolidated Financial Statements.

Trikon Technologies, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Six Months Ended
	June 30, 2005	June 30, 2004
		(Restated)
Operating Activities
Net loss.	$(7,728)	$(10,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property plant and equipment	2,220	2,726
Loss on disposal of property plant and equipment	(20)	(13)
Provision for losses on accounts receivable	(119)	4
Changes in operating assets and liabilities:
Accounts receivable	(1,101)	(938)
Inventories (including demonstration systems)	(2,531)	(87)
Other current assets	726	2,285
Accounts payable and other liabilities	772	627
Income tax payable	(14)	(139)
Deferred revenue	(90)	(98)

Net cash used in operating activities	(7,885)	(6,290)
Investing Activities
Purchases of property, equipment and leasehold improvements	(1,112)	(1,107)
Proceeds from sale of property, plant and equipment	1,229	371
Other assets and liabilities	12	(101)

Net cash used in investing activities	129	(837)
Financing Activities
Issuance of common stock	—	194
Borrowings under short term loan	—	9,050
Repayments under bank credit lines	(9,600)	(11,188)
Payments on capital lease obligations	(163)	(331)

Net cash used in financing activities	(9,763)	(2,275)
Effect of exchange rate changes in cash	488	9
Net decrease in cash and cash equivalents	(17,031)	(9,393)
Cash and cash equivalents at beginning of period	21,202	31,646

Cash and cash equivalents at end of period	$4,171	$22,253

See Notes to Unaudited Condensed Consolidated Financial Statements.

Trikon Technologies, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2005

NOTE A    BASIS OF PRESENTATION

        The accompanying unaudited condensed consolidated financial statements include the accounts of Trikon and its subsidiaries. All material intercompany balances and transactions have been eliminated.

        The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

        In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The operating results for the three months and six months ended June 30, 2005 and June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

        In May 2005, Trikon decided to restate certain of its previously issued financial statements to reflect (i) the classification of accounts receivable and deferred revenues on contracts with a portion of the contract price that is withheld until final acceptance; (ii) the timing of recognition of costs on those contracts: and (iii) the allocation of facilities cost. (See notes 13 and 14 to the consolidated financial statements in Trikon's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004). The impact of the restatement on the six-month period ended June 30, 2004 was to increase net loss by $62,000 and to increase basic and diluted loss per share by $0.01.

        The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date included in Trikon's Annual Report on Form 10-K/A for the year ended December 31, 2004, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in Trikon's Annual Report on Form 10-K, as amended by Trikon's amended report on Form 10-K/A for the year ended December 31, 2004.

        On March 14, 2005, Trikon also entered into an agreement with Aviza for the joint development of control software for an existing Aviza process module (the "JDA"). The total development fee payable by Aviza to Trikon under the JDA is $1.2 million. The development fee includes $900,000 payable upon delivery and sale by Trikon to Aviza of one standard, unmodified Trikon transport module. The JDA acknowledges that such delivery and sale and related payment was completed in December 2004 prior to executing the JDA. The JDA includes a grant of license rights to Aviza with respect to the process module control software to be developed under the JDA. The total license fee payable by Aviza to Trikon under the JDA is $4 million, half of which was paid on March 14, 2005, and the other half of which was paid on September 27, 2005.

        As of June 30, 2005 Trikon had cash and cash equivalents of $4.2 million, working capital of $18.3 million and an accumulated deficit of $231.5 million. Trikon incurred a net loss of $7.7 million in the six months ended June 30, 2005 and may incur additional losses through fiscal 2005. Management believes that cash and cash equivalents at June 30, 2005 will be sufficient to fund Trikon's cash requirements through at least June 30, 2006. However, if anticipated revenues and costs do not meet management's expectations, then management would look to raise additional equity or debt financing or reduce planned expenditures and curtail operations to preserve cash.

NOTE B    RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123(R) "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity instruments issued. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, and supersedes Accounting Principals Board ("APB") Opinion No. 25. SFAS No. 123(R) requires all share- based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models and assumptions that appropriately reflect the specific circumstances of the awards.

        The adoption of SFAS No. 123(R)'s fair market value method will have a significant impact on Trikon's results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had Trikon adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note H to these consolidated financial statements. SFAS No. 123(R) also requires the benefit of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current guidance. This requirement is not expected to have a material effect on Trikon's financial condition or results of operations. SFAS No. 123(R) is effective for fiscal years commencing after June 15, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

        In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulleting ("SAB") No. 107, "Share Based Payments" to provide public companies additional guidance in applying the provisions of SFAS No. 123(R). Among other things, SAB No. 107 describes the SEC staff's expectations in determining the assumptions that underlie the fair value estimates and discussed the interaction of SFAS 123(R) with certain existing SEC guidance.

        In November 2004, FASB issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4" (SFAS No. 151). SFAS No. 151 amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, SFAS No. 151 requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Trikon does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

        In May 2005, the FASB issued SFAS No. 154. "Accounting Changes and Error Corrections." SFAS No. 154 is a replacement of APB No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Trikon will adopt this pronouncement beginning in fiscal year 2006.

NOTE C    INVENTORIES

        Inventories are stated at the lower of cost (first-in, first-out method) or market value. The components of inventory consist of the following:

	June 30, 2005	December 31, 2004
	(In thousands)
Customer service spares	$2,375	$2,723
Finished goods	3,736	—
Components	7,679	7,648
Work in process	1,698	6,172

Total	$15,488	$16,543

NOTE D    LIABILITIES

        The components of other current liabilities are as follows:

	June 30, 2005	December 31, 2004
	(In thousands)
Customer deposits	$2,152	$26
Payroll taxes	648	693
Income taxes	61	80
Other	46	172

Total	$2,907	$971

        Generally, Trikon's products are sold with a standard warranty, the period of which varies from 12 to 24 months, depending on a number of factors including the specific equipment purchased. Trikon accounts for the estimated warranty cost as a charge to cost of sales at the time it recognizes revenue. The warranty cost is based upon historic product performance and is based on a rolling 12-month average of the historic cost per machine per warranty month outstanding.

        Changes in Trikon's product warranty liability during the three months ended March 31, 2005 and June 30, 2005 were as follows (in thousands):

Balance, January 1, 2005	$1,171
Provisions for warranty	170
Consumption of reserves	(286)
Translation adjustment	(17)

Balance, March 31, 2005	$1,038
Provisions for warranty	282
Consumption of reserves	(60)
Translation adjustment	(56)

Balance, June 30, 2005	$1,204

NOTE E    COMPREHENSIVE LOSS

        Comprehensive loss is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
	(In thousands)		(In thousands)
Net loss	$(5,354)	$(4,870)	$(7,728)	$(10,657)
Foreign currency translation adjustments	(338)	(302)	(557)	216

Total	$(5,692)	$(5,172)	$(8,285)	$(10,441)

NOTE F    EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
	(In thousands)		(In thousands)
Numerator:
Net loss	$(5,354)	$(4,870)	$(7,728)	$(10,657)

Denominator:
Weighted average shares outstanding	15,755	15,745	15,755	15,723

        Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share.

        The effect of Trikon's potential issuance of common shares from Trikon's stock option program and unvested restricted stock are excluded from the diluted shares calculation in accordance with SFAS No. 128, as they are anti-dilutive when a loss is incurred.

NOTE G    PREFERRED STOCK

        The Board of Directors has the authority to issue up to 20,000,000 shares of Preferred Stock in one or more series with rights, preferences, privileges and restrictions to be determined at the Board's discretion.

NOTE H    STOCK BASED COMPENSATION EXPENSE

        Trikon has estimated the fair value of the options at the date of grant using a Black-Scholes option pricing model which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable.

        No share based payment expense was recognized under APB No. 25 for the three and six month periods ended June 30, 2005 and 2004. If compensation expense had been determined based on the grant date fair value as computed under the Black-Scholes option pricing model for awards in the three and six month periods ending June 30, 2005 and 2004 in accordance with the provisions of SFAS No. 123 and SFAS No. 148, Trikon's net result and loss per share would have been reduced to the pro forma amounts indicated below:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
	(In thousands)		(In thousands)
Net loss as reported	$(5,354)	$(4,870)	$(7,728)	$(10,657)
Pro forma compensation expense calculated on the fair value method	(168)	(263)	(336)	(533)

Pro forma net loss	$(5,522)	$(5,133)	(8,064)	$(11,190)

Pro forma loss per common share:
Basic	$(0.35)	$(0.33)	$(0.51)	$(0.71)
Diluted	$(0.35)	$(0.33)	$(0.51)	$(0.71)

        On February 9, 2005, the Board of Directors resolved to amend the outstanding option agreements held by Christopher Dobson, Nigel Wheeler and John Macneil to provide for full acceleration of options with a per share exercise price below $6.00 upon the completion of the proposed merger transaction with Aviza Technology, Inc.

        Under FASB Interpretation No. 44, if an award is modified to accelerate vesting, a new measurement date results because the modification may allow the employee to vest in an option or award that would have otherwise been forfeited pursuant to the award's original terms. While measurement of compensation is made at the date of the modification, the recognition of compensation expense, if any, depends on whether the employee ultimately retains an option or award that would otherwise have been forfeited under the option or award's original vesting terms. Compensation is measured based on the award's intrinsic value at the date of modification in excess of the award's original intrinsic value.

        At the date of modification Trikon's share price was below the exercise price of the options and therefore no compensation expense results from the acceleration.

CONSOLIDATED FINANCIAL STATEMENTS OF AVIZA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Aviza Technology, Inc.

        We have audited the accompanying consolidated balance sheets of Aviza Technology, Inc. and subsidiaries (the "Successor" or "Aviza") as of June 24, 2005 and September 24, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for the periods from September 25, 2004 through June 24, 2005 and October 7, 2003 through September 24, 2004. We have also audited the accompanying consolidated balance sheet of the Thermal Division of ASML Holding, N.V. (the "Predecessor," or together with Aviza, the "Company") as of October 9, 2003 (date of disposal) and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the period from January 1, 2003 through October 9, 2003 and for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 24, 2005, September 24, 2004 and October 9, 2003 and the results of its operations and its cash flows for the nine-month period ended June 24, 2005, the period from October 7, 2003 through September 24, 2004, the period from January 1, 2003 through October 9, 2003, and the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements for the Predecessor have been prepared from the separate records maintained by the ASML Thermal Division business and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Predecessor had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to ASML Holding, N.V.

        As discussed in Note 2 to the consolidated financial statements, in fiscal 2002 the Predecessor changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

        As discussed in Note 21 to the consolidated financial statements, the accompanying 2004 consolidated financial statements have been restated.

Deloitte & Touche LLP
San Jose, California
August 25, 2005

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES
(SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.)

CONSOLIDATED BALANCE SHEETS

(In thousands, except par amounts and number of shares)

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
		(As restated. See Note 21.)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$9,429	$8,555
Accounts receivable, net of allowance of $1,182, $1,016 and $540, respectively	15,552	20,144	22,730
Inventory	19,898	27,118	25,590
Prepaid expenses and other current assets	398	11,009	13,159

Total current assets	35,848	67,700	70,034
PROPERTY, PLANT AND EQUIPMENT—Net	26,439	17,685	19,249
INTANGIBLE ASSETS—NET	4,231	—	4,000
OTHER ASSETS	—	517	421

TOTAL	$66,518	$85,902	$93,704

LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT PREDECESSOR NET INVESTMENT
CURRENT LIABILITIES:
Bank borrowings—short term	$—	$21,178	$28,013
Bank overdraft	949	—	—
Accounts payable	6,304	17,736	24,235
Warranty liability	15,664	13,533	13,818
Accrued liabilities	16,063	10,145	13,562

Total current liabilities	38,980	62,592	79,628

Mandatorily redeemable preferred stock, Series B, $100 par value—20,000 shares authorized; 20,000 shares issued and outstanding at June 24, 2005, none at September 24, 2004 and October 9, 2003 (liquidation preference of $2,000,000)	—	—	2,000

NOTE PAYABLE—long term	—	6,743	6,533

COMMITMENTS AND CONTINGENCIES (Note 10)
Redeemable convertible preferred stock, Series A, $0.001 par value—10,000,000 shares authorized; 5,804,446 shares issued and outstanding at June 24, 2005 and September 24, 2004; none at October 9, 2003 (liquidation preference of $34,650)	—	32,650	32,650

STOCKHOLDERS' DEFICIT/PREDECESSOR NET INVESTMENT:
Common stock, $0.001 par value—17,000,000 shares authorized; 270,100 and 527,598 shares issued and outstanding at September 24, 2004 and June 24, 2005, respectively and none at October 9, 2003	—	1	4
Additional paid in capital	—	3,702	3,988
ASML investment in Thermal Division	27,538	—	—
Accumulated other comprehensive loss	—	(130)	167
Accumulated deficit	—	(19,656)	(31,266)

Total stockholders' deficit/Predecessor net investment	27,538	(16,083)	(27,107)

TOTAL	$66,518	$85,902	$93,704

See notes to consolidated financial statements

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES
(SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except loss per share amounts)

				Nine Months Ended
	Year Ended December 31, 2002	January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004	June 25, 2004 (unaudited)	June 24, 2005
	Predecessor		Aviza	Aviza
Net sales	$90,527	$40,942	$77,698	$50,637	$138,692
Cost of Goods Sold	119,986	44,744	59,716	39,768	118,419

Gross Profit (Loss)	(29,459)	(3,802)	17,982	10,869	20,273

Operating Expenses:
Research and development expenses	34,520	22,719	18,311	13,078	16,353
Selling, general and administrative expenses	18,591	10,999	17,353	12,602	12,255
Goodwill impairment	1,852	—	—	—	—

Total operating expenses	54,963	33,718	35,664	25,680	28,608

Loss from Operations	(84,422)	(37,520)	(17,682)	(14,811)	(8,335)

Other Income (Expense):
Interest income	49	20	22	17	14
Interest expense	—	—	(1,334)	(754)	(2,857)
Other income (expense)—net	163	(974)	—	(2)	34

Total other income (expense)	212	(954)	(1,312)	(739)	(2,809)

Loss Before Income Taxes	(84,210)	(38,474)	(18,994)	(15,550)	(11,144)
Income Taxes	716	568	662	425	420

Net Loss	$(84,926)	$(39,042)	$(19,656)	$(15,975)	$(11,564)

Loss per share:
Basic and diluted			$(86.97)	$(74.65)	$(30.23)

Weighted average common shares:
Basic and diluted			226	214	384

See notes to consolidated financial statements

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES
(SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

(In thousands, except share amounts)

	Common Stock			Investment in ASML Thermal Division			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Accumulated Deficit
	Shares	Amount				Net Investment		Total
BALANCE—January 1, 2002	—	$—	$—	$73,273		$73,273	$—	$—
Net loss				(84,926)		(84,926)		—
Increase in net investment				68,305		68,305		—

BALANCE—December 31, 2002				56,652		56,652		—
Net loss				(39,042)		(39,042)		—
Increase in net investment				9,928		9,928		—

Predecessor ending balance, October 9, 2003	—	$—	$—	$27,538	$—	$27,538	$—	$—

Beginning balance, October 7, 2003		$—	$—	$—	$—	$—	$—	$—
Warrants issued to VantagePoint Partners			3,500					3,500
Common stock issued to non employees for services	270,100	1	202					203
Cumulative translation adjustment							(130)	(130)
Net loss					(19,656)			(19,656)

Total comprehensive loss								(19,786)

BALANCE—September 24, 2004 (As restated)	270,100	1	3,702	—	(19,656)	—	(130)	(16,083)
Common stock issued to non employees for services	10,000	1	9					10
Exercise of employee stock options	247,498	2	231					233
Series B dividends			46		(46)			—
Cumulative translation adjustment							297	297
Net loss					(11,564)			(11,564)

Total comprehensive loss								(11,267)

BALANCE—June 24, 2005	527,598	$4	$3,988	$—	$(31,266)	$—	$167	$(27,107)

See notes to consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES
(SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Nine Months Ended
	Year Ended December 31, 2002	January 1, 2003 through October 9, 2003	October 7, 2003 through September 24, 2004	June 25, 2004 (unaudited)	June 24, 2005
	Predecessor		Aviza	Aviza
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(84,926)	$(39,042)	$(19,656)	$(15,975)	$(11,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,666	4,784	1,772	1,217	1,692
Amortization	375	394	986	638	1,149
Issuance of preferred stock warrants	—	—	3,500	3,500	—
Inventory write-down	3,878	6,163	—	—	—
Write off of equipment	—	—	—	68	983
Impairment of intangible assets	1,852	—	—	—	—
Forgiveness of loan to officer	50	92	—	—	—
Provision for (reversal of) allowance for doubtful accounts	1,530	(668)	1,016	1,375	(476)
Adjustments to restructuring charges	(417)	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	7,818	17,236	(4,985)	(11,334)	(1,875)
Inventories	20,643	8,749	(6,223)	(3,102)	1,995
Prepaid and other assets	364	65	(11,952)	(11,953)	(3,292)
Accounts payable	(3,077)	(2,001)	11,440	13,857	6,283
Warranty liability	(7,267)	(363)	(2,320)	221	240
Accrued liabilities	(6,706)	(2,960)	1,621	1,953	1,432

Net cash used in operating activities	(58,217)	(7,551)	(24,801)	(19,535)	(3,433)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of net assets from ASML	—	—	(24,226)	(24,226)	—
Purchases of property and equipment	(8,472)	(1,017)	(2,100)	(1,015)	(4,025)
Retirements of property and equipment	121	12	—	—	—
Purchase of technology license	(5,000)	—	—	—	(2,000)

Net cash used in investing activities	(13,351)	(1,005)	(26,326)	(25,241)	(6,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from credit lines	—	—	20,926	17,458	6,749
Proceeds from mortgage loan	—	—	7,000	—	—
Proceeds from other short-term borrowings	—	—	—	—	499
Proceeds from the issuance of common stock	—	—	203	186	242
Proceeds from the issuance of series A and B preferred stock	—	—	32,650	32,650	2,000
Payments on mortgage loan	—	—	—	—	(186)
Payments on other short-term borrowings	—	—	—	—	(454)
Bank overdraft	2,321	(1,372)	—	—	—
Funding from parent	68,305	9,928	—	—	—

Net cash provided by financing activities	70,626	8,556	60,779	50,294	8,850

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(942)	—	9,652	5,518	(608)
CASH AND CASH EQUIVALENTS:
Beginning of period	942	—	—	—	9,429
Effect of exchange rates on foreign cash balances	—	—	(223)	(308)	(266)

End of period	$—	$—	$9,429	$5,210	$8,555

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—	$347	$178	$1,533

Income taxes paid	$—	$—	$—	$—	$434

Noncash investing and financing activities:
Stock warrants issued in exchange for loan guarantee	$—	$—	$3,500	$—	$—

Purchase of technology license and fixed assets	$—	$—	$—	$—	$2,000

See notes to consolidated financial statements.

AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES
(SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information with respect to the nine months ended
June 25, 2004 is unaudited)

1.    BACKGROUND AND BASIS OF PRESENTATION

        Aviza Technology, Inc. and its subsidiaries ("Aviza" or "Successor") manufactures large-batch and small-batch vertical thermal processing systems and atmospheric pressure chemical vapor deposition (APCVD) systems. Aviza was formerly the Thermal Division of ASML Holding, N.V. ("ASML Holding", "ASML", or "Predecessor"), a Netherlands corporation. On September 18, 2003, Aviza was incorporated as Thermal Acquisition Corporation, a Delaware corporation, by VantagePoint Venture Partners and its affiliates ("VPVP") to acquire the Thermal Division business of ASML. On October 10, 2003 ("the acquisition date"), Thermal Acquisition Corporation acquired certain assets and liabilities of the Predecessor and changed its name to Aviza Technology, Inc. (together with the Predecessor, the "Company"), at which time Aviza began to operate independently from ASML. There were no operations of Aviza from September 18, 2003 to October 7, 2003.

        For periods prior to the acquisition date, the consolidated financial statements reflect the historical results of operations and cash flows of the Predecessor during each respective period, and include allocations of certain ASML expenses, as discussed in Note 16. Beginning October 7, 2003, Aviza's consolidated financial statements no longer include an allocated portion of ASML's corporate service and infrastructure costs. However, during fiscal 2004, Aviza did incur amounts payable to ASML under a transition services agreement, under which ASML provided services for Aviza's international locations such as payroll, record keeping and human resources. The statements of operations and cash flows of the Predecessor for the period from January 1, 2003 through October 9, 2003 and the year ended December 31, 2002 are not indicative of operating results of the Company for the entire year or for any future period.

2.    SIGNIFICANT ACCOUNTING POLICIES

        Fiscal Year—The Predecessor's fiscal year ended on December 31. The Successor's fiscal year end is the Friday nearest to September 30. This change did not have a significant effect on the consolidated financial statements at September 24, 2004 and for the period then ended. As such, the year ended December 31, 2002 included 53 weeks, the period from January 1, 2003 through October 9, 2003 had 40 weeks and 2 days, and the period from October 7, 2003 through September 24, 2004 had 50 weeks and 5 days.

        Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

        Unaudited Interim Financial Information—The interim information for the nine months ended June 25, 2004 is unaudited and has been prepared on the same basis as the annual financial statements.

In the opinion of management, such interim period information includes all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the interim financial information.

        Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Ongoing credit evaluations of customers' financial condition are performed and the amount of credit is limited when deemed necessary. One customer accounted for 24% of accounts receivable at December 31, 2002. Another customer accounted for 33%, 55% and 13% of accounts receivable at December 31, 2002, October 9, 2003 and September 24, 2004, respectively. Another customer accounted for 16% of accounts receivable at September 24, 2004. One customer accounted for 17% and 25% of accounts receivable at June 25, 2004 and June 24, 2005, respectively. Another customer accounted for 17% and 10% of accounts receivable at June 25, 2004 and June 24, 2005, respectively. Two different customers accounted for 22% and 16% of accounts receivable at June 24, 2005, respectively. One customer accounted for 10% of accounts receivable at June 25, 2004.

        Fair Value of Financial Instruments—Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. The fair value of Aviza's debt at September 24, 2004 and June 24, 2005 approximated book value.

        Revenue Recognition—The Company recognizes revenue when (1) persuasive evidence of an arrangement exits, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable and (4) collectibility is reasonably assured.

        In January 2003 the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Predecessor adopted EITF Issue No. 00-21 on July 1, 2003. This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.

        For purposes of revenue recognition, the Company classifies its products into two categories, "proven technology" and "new technology." Proven technology systems are those systems where the Company has a history of successful installations within a reasonable timeframe of delivery and the costs to complete installation do not vary materially from one instance to another. New technology systems are those systems which the Company cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment.

        The Company typically sells equipment and installation services as a bundled arrangement. The fair value of installation is determined as the price the Company charges for similar installation services provided to its customers outside of the warranty provisions. Upon shipment of its proven technology, the Company records revenue at the lesser of the residual amount of the equipment or the noncontingent amount. The remaining contractual revenue is recorded upon successful installation of the product.

        Cost of the equipment is recorded upon shipment. To the extent a loss is calculated on shipment due to the foregoing deferral of revenue, a portion of the cost is also deferred to reflect zero gross profit at the time of shipment. The residual revenue, deferred costs and installation costs are recorded upon successful installation of the product.

        Revenue on new technology is deferred until installation and acceptance at the customer's premises is completed, as the Company cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment under Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Cost of the equipment relating to new technology is also recorded upon customer acceptance.

        In the first quarter of fiscal 2005, the Company changed the status of its RVP-300 and ALD products from new technology to proven technology due to its history of customer acceptance of these products. As a result of this change in status, the Company recorded $29.3 million of sales relating to these products that were shipped prior to fiscal 2005 and for which revenue had been previously deferred.

        Prior to the adoption of EITF Issue No. 00-21, the Predecessor deferred the fair value of installation for proven technology until successful installation, and recorded the residual amount upon shipment of the product per SAB No. 101, Revenue Recognition. There was no change upon the adoption of EITF Issue No. 00-21 by the Predecessor in accounting for new technology.

        Revenue from services is recognized as performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spares is recorded upon shipment.

        Warranty—The Company accrues for the estimated cost of the warranty on its systems, which includes the cost of the labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. The warranty accrual is spread over the warranty period on a straight-line basis. Systems typically have warranty periods ranging from one to three years. The components of the warranty accrual are as follows (in thousands):

		Period Ended		Nine Months Ended
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004	June 25, 2004 (unaudited)	June 24, 2005
	Predecessor	Predecessor	Aviza	Aviza
Beginning warranty accrual	$21,646	$16,027	$15,664	$15,664	$13,533
Additional accruals charged to cost of sales	12,026	1,814	5,751	3,870	5,898
Warranty costs incurred	(17,645)	(2,177)	(7,351)	(2,926)	(5,613)
Other	—	—	(531)	(531)	—

Ending warranty accrual	$16,027	$15,664	$13,533	$16,077	$13,818

        Guarantees—In addition to product warranties, the Company, from time to time, in the normal course of business, indemnifies certain customers against third party claims that the Company's products, when used for their intended purposes, infringe on the intellectual property rights of such third party or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. Historically, the Company has not made payments under these obligations and no liabilities have been recorded for these obligations on the balance sheet at June 24, 2005, September 24, 2004 and October 9, 2003.

        Restructuring—Prior to January 1, 2003, the Predecessor applied the criteria defined in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Incurred in Restructuring) and SAB 100, Restructuring Costs, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, one of these criteria relates to the existence of authorized plans that have been communicated to the employees involved in a sufficient level of detail. Other exit costs include purchase and other commitments to be settled or fulfilled. See Note 14.

        In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS No. 146 supersedes EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The Predecessor adopted SFAS No. 146 on January 1, 2003 for any new restructuring activities. The adoption of SFAS No. 146 had no impact on the accompanying Predecessor financial statements.

        Research and Development Costs—Costs relating to research and development are charged to operating expense as incurred.

        Advertising Expenses—Costs relating to advertising are charged to operating expense as incurred. The Company incurred $0, $0, $269,000 and $4,000 for the year ended December 31, 2002, the periods from January 1, 2003 through October 9, 2003, October 7, 2003 through September 24, 2004 and the nine months ended June 24, 2005, respectively.

        Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes production labor, raw materials and manufacturing overhead.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated over average periods of 25 years for buildings and improvements, 5 to 10 years for machinery and equipment, and 3 to 15 years for office furnishings, fixtures, vehicles and land improvements utilizing the straight-line method.

        Impairment of Long Lived Assets—The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

        Goodwill and Intangible Assets—On January 1, 2002, ASML adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement eliminates the amortization of goodwill and requires that goodwill be reviewed at least annually for impairment. The Company had no goodwill on its balance sheet at October 9, 2003, September 24, 2004 or June 24, 2005, The Company evaluates its intangibles for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. As a result of the presence of an impairment indicator (minimal forecasted future revenue) upon the implementation of this statement, intangible assets were tested for impairment and ASML recognized an impairment loss of $1,852,000 in 2002. The fair value of the product line was estimated using a discounted cash flow methodology.

        Foreign Currency—The majority of the Company's foreign operations have the local currency as the functional currency. For foreign operations with the local currency as the functional currency, local currency denominated assets and liabilities are translated at the year-end exchange rates and revenue, costs and expenses are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive loss in the consolidated balance sheet. For foreign operations where the US dollar is the functional currency, foreign currency denominated assets and liabilities are re-measured at the year-end exchange rate except for inventories, prepaid expenses and fixed assets, which are re-measured at the historical exchange rates. Foreign currency denominated revenue, costs and expenses are recorded at the average exchange rates during the year, except for costs and expenses related to items such as inventories and fixed assets, which are re-measured using historical exchange rates. Gains or losses resulting from foreign currency re-measurement are included in operating expenses in the consolidated statements of operations.

        Net foreign currency gains (losses) included in operating expenses were $0, $0, $(524,000), $23,000 and $(249,000) for the year ended December 31, 2002, the periods from January 1, 2003 through October 9, 2003, October 7, 2003 through September 24, 2004 and the nine months ended June 24, 2005 and June 25, 2004, respectively.

        Stock-Based Compensation—In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures—an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for companies who voluntarily change to the fair value-based method of accounting for stock-based employee compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and enhances the disclosure requirements. This statement was effective upon its issuance.

        The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). As a result, the adoption of this statement did not have any impact on the Predecessor's financial statements. The following table illustrates the proforma effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands):

		Period Ended		Nine Months Ended
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004	June 25, 2004 (unaudited)	June 24, 2005
	Predecessor	Predecessor	Aviza	Aviza
Net loss	$(84,926)	$(39,042)	$(19,656)	$(15,975)	$(11,564)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(5,059)	(47)	(32)	(25)	(83)

Adjusted net loss	$(89,985)	$(39,089)	$(19,688)	$(16,000)	$(11,647)

Loss per share
Basic and diluted—as reported	$—	$—	$(86.97)	$(74.65)	$(30.23)

Basic and diluted—pro forma	$—	$—	$(87.12)	$(74.77)	$(30.45)

        The estimated weighted average fair value of options granted during the periods ended December 31, 2002, October 9, 2003 and September 24, 2004 and nine months ended June 25, 2004 and June 24, 2005 was $10.88, $7.41, $0.12, $0.10 and $0.16, respectively, on the date of grant using the Black-Scholes option-pricing model, with the following assumptions in the periods ending December 31, 2002, October 9, 2003 and September 24, 2004 and the nine months ended June 25, 2004 and June 24, 2005, respectively: no dividend yield, volatility of 87.4%, 85.2%, 0.0%, 0.0%, and 0.0%, risk-free interest rate of 3.18%, 3.60%, 3.40%, 2.76% and 3.77% and an expected life after the vesting date of two years in 2002 and 2003, and five years in 2004 and 2005. Forfeitures are recognized as they occur.

        Significant Risks and Uncertainties—The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on Aviza's future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products offered by the Company; changes in third-party manufacturers; changes in key suppliers; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; fluctuations in foreign currency exchange rates; risk associated with changes in domestic and international economic and/or political regulations; availability of necessary components or subassemblies; disruption of manufacturing facilities; and Aviza's ability to attract and retain employees necessary to support its growth.

        Recent Accounting Pronouncements—The FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, in January 2003, and a revised interpretation of FIN 46 ("FIN 46-R") in December 2003. FIN 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities it believes are variable interest entities for which the Company is the primary beneficiary. The Company was required to adopt the provisions of FIN 46-R in the first quarter of fiscal 2004. The adoption of FIN 46-R did not have an impact on the financial position, results of operations or cash flows of the Company.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as noted below, and for hedging relationships designated after June 30, 2003. The guidance was to be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133, Implementation Issues, that were effective for fiscal quarters that began prior to June 15, 2003 continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have a material effect on the Predecessor's financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after December 15, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on Aviza's financial statements.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). The amendments made by SFAS 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 will be applied prospectively. Aviza's historical treatment of inventory costs is consistent with SFAS 151, and it therefore does not expect the adoption of SFAS 151 to have an effect on its consolidated financial statements.

        In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditioned on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a "conditional asset retirement obligation" if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a "conditional asset retirement obligation." FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Aviza does not believe the adoption of this interpretation will have an impact on its results of operations.

        On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

        The Company has not yet quantified the effects of the adoption of SFAS 123R, but it expects that the new standard will result in significant stock-based compensation expense to the Company. The effects of adopting SFAS 123R will depend on numerous factors, including the valuation model that the Company chooses to value stock-based awards, the assumed award forfeiture rate, the accounting policies the Company adopts concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, that the Company chooses for adopting SFAS 123R.

        SFAS 123R will be effective for the Company's fiscal year beginning October 1, 2005 and requires the Company to use the modified prospective application method. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested stock options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption will be based on the grant-date fair value for those awards granted after the date of the Company's initial filing of a Form S-4 registration statement relating to the Trikon merger as discussed in Note 20, and based on the intrinsic values as previously recorded under APB 25 for awards granted prior to that date.

3.    BUSINESS COMBINATION

        As described in Note 1 above, effective October 10, 2003 Aviza acquired the assets, liabilities and business operations of the Thermal Division of ASML for cash consideration of $22,500,000, in addition to assuming liabilities of $30,497,000. Aviza incurred $1,726,000 in costs directly attributable to the acquisition. In accordance with the provisions of SFAS No. 141, Business Combinations, the acquisition was accounted for by the purchase method. Aviza completed a valuation of the acquired assets. Acquired assets and liabilities were recorded at their fair values at the date of acquisition and the aggregate of purchase price paid, fair value of liabilities assumed and costs directly attributable to completion of the transaction have been allocated to the assets and liabilities acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at October 10, 2003, the date of acquisition (in thousands):

Current assets	$37,364
Property, plant and equipment	21,313

Total assets acquired	58,677

Current liabilities assumed	30,497
Negative goodwill	3,954

Total	34,451

Net assets acquired	$24,226

        The excess of fair value over the acquisition cost (negative goodwill) has been recorded as a reduction of property, plant and equipment.

4.    INVENTORY

        Inventories consist of the following (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Raw materials	$13,335	$15,575	$14,345
Work in progress	4,135	11,543	11,245
Finished products	2,428	—	—

Total inventory	$19,898	$27,118	$25,590

        During the periods ended October 9, 2003, September 24, 2004 and June 24, 2005, inventory write-downs of $6,163,000, $2,852,000 and $0, respectively, were recorded as charges to cost of goods sold for excess and obsolete inventory.

5.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Debt issuance costs (Note 8)	$—	$3,551	$2,427
Deferred installation costs (Note 2)	—	5,167	3,700
Acquisition costs	—	—	3,100
Other	398	2,291	3,932

Total prepaid expenses and other current assets	$398	$11,009	$13,159

6.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Land	$1,620	$1,839	$1,839
Buildings and improvements	18,975	10,786	11,193
Machinery and equipment	33,076	5,177	6,676
Office furnishings, fixtures and equipment	7,259	1,203	1,433
Construction in process	—	452	1,399

Total	60,930	19,457	22,540
Accumulated depreciation	(34,491)	(1,772)	(3,291)

Net property, plant and equipment	$26,439	$17,685	$19,249

        Depreciation expense has been included in the statements of operations as follows (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Cost of goods sold	$500	$756	$475
Operating expenses	4,300	1,016	1,217

Total depreciation expense for the period	$4,800	$1,772	$1,692

7.    INTANGIBLE ASSETS

        On March 14, 2005, the Company entered into a joint development agreement with Trikon Technologies, Inc. related to the development of control software to be used in certain Aviza products. As part of the agreement, the Company agreed to pay a one-time $4,000,000 license fee in addition to royalties based on sales of the licensed product. The license has an estimated 10 year life.

        Intangible assets are recorded at cost, net of accumulated amortization and are amortized over their estimated useful lives of 5 to 10 years using the straight-line method. Intangible assets at October 9, 2003, September 24, 2004 and June 24, 2005 consist of (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Purchased technology:
Gross carrying amount	$5,000	$—	$4,000
Accumulated amortization	(769)	—	—

Net intangible assets	$4,231	$0	$4,000

        Amortization for the year ended December 31, 2002 and period ended October 9, 2003 was $375,000 and $394,000, respectively. The balance of intangible assets at October 9, 2003 was determined to have no value at October 10, 2003 (date of acquisition) due to no expected future use of this license by Aviza and, therefore, was not assumed by Aviza on the date of acquisition.

        Amortization of the one-time license fee is expected to be $400,000 per year for the next five years.

8.    BORROWING FACILITIES

        Bank borrowings consist of the following (in thousands):

	September 24, 2004	June 24, 2005
Revolving line of credit	$20,921	$27,688
Note payable-mortgage	7,000	6,813
Notes payable-other	—	45

Total	27,921	34,546
Less current portion	21,178	28,013

Long-term portion	$6,743	$6,533

        Revolving Line of Credit—During fiscal 2004, Aviza entered into a line of credit agreement, under which it may borrow up to $40,000,000. $20,000,000 of the line is secured by first priority liens on all of Aviza's existing and future acquired assets, the remaining portion of the line is guaranteed by its majority shareholders, VPVP. The facility has a stated maturity of August 11, 2007. The borrowings under the line of credit accrue interest at the bank's prime rate plus 0.25%, which is payable monthly. On September 26, 2005, the company amended its credit agreement at which time the interest rate increased to the bank's prime rate plus 0.50%. Under the terms of the agreement, Aviza is required to meet certain financial operating covenants. At June 24, 2005, Aviza was in violation of these covenants. Based on VPVP's guarantee that it would not require reimbursement from the Company prior to September 30, 2006, should VPVP be required to make any payment under the guarantee, the bank waived Aviza's non-compliance under the agreement and amended the covenants.

        A subsidiary of the Company has a revolving line of credit for 200,000,000 Japanese Yen (approximately $1,831,000 at the exchange rate on June 24, 2005) under which it had borrowed approximately $0 at June 24, 2005. The credit line bears interest at 1.5% per annum.

  Notes Payable

        Mortgage—Aviza's note payable-mortgage is secured by a mortgage on Aviza's land and buildings and matures on September 30, 2007. The debt carries interest calculated as the sum of LIBOR rates plus a margin of 5.25% and is repayable in monthly principal installments of $23,333 plus interest. The effective interest rate at June 24, 2005 and September 24, 2004 was 8.438% and 7.125%, respectively.

        Under the provisions of the revolving line of credit and the mortgage note payable, Aviza is required to maintain interest rate protection on a portion of its indebtedness. To satisfy this obligation, in August 2004 and September 2004, Aviza entered into interest rate cap agreements with financial institutions for a total notional amount of $17,000,000, expiring on October 10, 2006 and August 6, 2007. Under the revolving line of credit agreement, Aviza continues to pay interest at a rate of 3.75% to 4.75%; however, the maximum rate is set at 8.25%. Under the note payable, Aviza continues to pay interest at LIBOR rates plus a margin of 5.25%; however, the maximum rate for the LIBOR component is 6.75%. Any changes in the fair value of the interest rate caps is charged to or credited to interest expense. At September 24, 2004 and June 24, 2005, the fair value of the interest rate caps was $32,000 and $8,000, respectively.

        Other—Aviza's notes payable-other consist of a financing agreement related to corporate insurance polices.

        The payments of the above debt over the next four years is as follows (in thousands):

Fiscal Years Ending
September 30, 2005	$27,803
September 29, 2006	280
September 28, 2007	280
September 26, 2008	6,183

$34,546

        The unamortized costs relating to the issuance of debt and warrants (see Note 13) is recorded as prepaid expenses and other current assets of $2,427,000 and $3,551,000 and as other assets of $164,000 and $267,000 at June 24, 2005 and September 24, 2004, respectively. An aggregate fee of $1,147,000 was paid to lenders for the revolving line of credit and the property mortgage. These fees will be charged to interest expense over the life of each loan. The amount allocated to the debt associated with the warrants, as determined using the Black-Scholes option valuation method, was $3.5 million. This amount will be charged to interest expense through December 2006, which is the life of the related loan.

        During the period ended September 24, 2004 and the nine months ended June 25, 2004 and June 24, 2005, Aviza recorded $862,000 and $1,202,000 of expense related to amortization of the debt issuance and warrant costs, which is recorded in interest expense. Estimated future amortization of these charges consists of the following (in thousands):

Fiscal Years Ending
September 30, 2005	$408
September 29, 2006	1,580
September 28, 2007	596

Total	$2,584

9.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Accrued payroll and payroll taxes	$3,456	$3,449	$4,106
Deferred revenue	8,058	1,378	603
Restructuring costs (Note 14)	1,174	—	—
Other accruals	3,375	5,318	8,853

Total	$16,063	$10,145	$13,562

10.    COMMITMENTS AND CONTINGENCIES

        The Company's Scotts Valley location is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980's, and by the late 1980's Watkins Johnson Corporation ("WJ") (a previous owner of the Company) had installed a groundwater extraction and treatment system. In 1991, WJ entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, WJ signed a remediation agreement with an environmental consulting firm, ARCADIS Geraghty and Miller ("ARCADIS"). Pursuant to this remediation agreement, WJ paid approximately $3 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of WJ's obligation under the consent decree. The agreement also includes a cost overrun guaranty from ARCADIS up to a total project cost of $15 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10 million from American International Specialty ("AIS"), along with a ten-year, claims made $10 million policy to cover unknown pollution conditions at the site.

        Failure of WJ, ARCADIS, or AIS to fulfill their obligations may subject the Predecessor to substantial fines, and the Company could be forced to suspend production, alter manufacturing processes or cease business operations, any of which could have a material negative effect on sales, income and business operations.

        Management believes that the likelihood of the failure of WJ, ARCADIS or AIS is remote and that any remaining or uninsured environmental liabilities will not have a material effect on the Company's financial position, results of operations or cash flows.

        During the year ended December 31, 2002, the periods ended October 9, 2003 and September 24, 2004 and the nine months ended June 25, 2004 and June 24, 2005, $1,837,000, $470,000, $106,000, $3,000 and $15,000, respectively were recorded as charges to cost of goods sold as a result of losses on cancelled purchase commitments.

        Aviza is the lessee under several operating leases primarily for facilities, equipment rentals and research space. Future minimum rental payments under such operating leases that have noncancelable terms are as follows (in thousands):

Fiscal Periods Ending
September 30, 2005	$292
September 29, 2006	946
September 28, 2007	630
September 26, 2008	378
September 28, 2009	33

Total	$2,279

        Rent expense for the year ended December 31, 2002, the periods ended October 9, 2003 and September 24, 2004 and for the nine months ended June 25, 2004 and June 24, 2005 was $605,000, $153,000, $1,466,000, $982,000 and $1,424,000, respectively.

11.    MANDATORILY REDEEMABLE PREFERRED STOCK

        Mandatorily Redeemable Convertible Preferred Stock—On March 11, 2005, Aviza sold 20,000 shares of Series B preferred stock for $100.00 per share.

        Significant terms of the redeemable convertible preferred stock ("Series B Preferred Stock") are as follows:

  •
  The Series B Preferred Stock was issued at a price of $100.00 per share.

  •
  The Purchasers were VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Jerauld J. Cutini.

  •
  The shares are redeemable at any time. Aviza may, by written notice to the holders of the Series B Preferred Stock, provided that funds are legally available to do so, redeem in whole or in part the then outstanding shares of Series B Preferred Stock by paying cash therefor a sum per share equal to the original issuance price (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued but unpaid dividends on such shares. The Company will redeem, from any source of funds legally available therefor, the Series B Preferred Stock on the second anniversary of the original issuance date.

  •
  Each share of Series B Preferred Stock is convertible at the option of the holder into any new securities that the Company or any controlling parent corporation of the Company may sell after the original issuance date on the date that such new securities are issued. For purpose of any such conversion, each share of Series B Preferred Stock is valued at the Series B Preferred Stock redemption price as of the date of such conversion.

  •
  The holders of shares of Series B Preferred Stock have no voting rights, expect as required by law.

  •
  The holders of shares of Series B Preferred Stock are entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock) to any other class or series of stock of the Company, at the rate of 8% of the original issue price per annum on a cumulative basis on each outstanding share of Series B Preferred Stock commencing on the original issuance date, which dividends compound on an annual basis. Such dividends are payable in full upon the earliest to occur of (i) the date of any redemption of the Series B Preferred Stock or (ii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

  •
  In the event of any liquidation, the holders of shares of Series B Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of Aviza to the holders of any other capital stock, an amount equal to the original issue price (adjusted for stock dividends, combinations, and splits) plus all accrued but unpaid dividends on the Series B Preferred Stock for each share of Series B Preferred Stock held by them immediately prior to such liquidation. If upon liquidation, the assets of Aviza are insufficient to make payment in full to all holders of Series B Preferred Stock, then such assets shall be distributed among the holders of Series B Preferred Stock then outstanding, ratably in proportion to the full amounts due to them.

12.    REDEEMABLE CONVERTIBLE PREFERRED STOCK

        On October 7, 2003, Aviza sold 5,804,446 shares of Series A preferred stock for $5.625 per share.

        Significant terms of the redeemable convertible preferred stock ("Series A Preferred Stock") are as follows:

  •
  The shares are redeemable at any time on or after October 1, 2008, but within 30 days after the receipt by Aviza of a written request from the holders of not less than a majority of the then outstanding shares of Series A Preferred Stock that all or some of the shares be redeemed.

  •
  Each share of Series A Preferred Stock is convertible at the option of the holder at any time and from time to time into such number of fully paid and non-assessable shares of common stock at a conversion ratio determined by dividing the original issue price by the conversion price in effect at the time of conversion. The initial conversion price is adjusted in the event of additional issuance of stock below original issue price of Series A Preferred Stock, stock splits and reverse splits. Each share of Series A Preferred Stock is automatically converted at the then effective conversion rate immediately prior to the closing of a firm commitment underwritten public offering or upon the written consent of holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock.

  •
  The holders of each Series A Preferred Stock have the right to one vote for each share of the common stock into which such share of Series A Preferred Sock could then be converted and have the full voting rights and powers equal to the voting rights and powers of the holders of common stock.

  •
  When and if declared by the Board of Directors, holders of Series A Preferred Stock are entitled to receive dividends at the rate of 6% of the original issue price per annum, on a noncumulative basis, before any dividends to common stockholders. At the election of such shareholder, the dividend may be in the form of shares of Series A Preferred Stock or in cash.

  •
  In the event of the liquidation of Aviza, Series A Preferred stockholders are entitled to receive an amount equal to the greater of (i) the original issue price plus all accrued but unpaid dividends on such shares or (ii) such amount as would have been payable in respect of the shares of common stock issuable upon conversion of such shares.

  •
  In the event of the liquidation of Aviza, each holder of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of Aviza to the holders of common stock, an amount equal to the original price (adjusted for stock dividends, combinations, and splits) plus all accrued but unpaid dividends on the Series A Preferred Stock for each share of Series A Preferred Stock held by them immediately prior to such liquidation. If upon liquidation, the assets of Aviza are insufficient to make payment in full to all holders of Series A Preferred Stock, then such assets are distributed among the holders of Series A Preferred Stock then outstanding, ratably in proportion to the full amounts due to them.

13.    STOCKHOLDERS' EQUITY (DEFICIT)

        Common Stock—At June 24, 2005, Aviza had the following preferred and common stock allocated to the following:

Preferred stock warrants	3,555,600
Exercise of employee stock options	1,752,502

        Stock Options—Under Aviza's stock option plan, Aviza may grant options to purchase up to 2,000,000 shares of common stock to employees, directors and consultants at prices not less than the fair market value on the date of grant for incentive stock options and not less than 85% of fair market value on the date of grant for non-statutory stock options. These options generally vest over four years and generally expire ten years from the date of grant.

        Prior to the acquisition, ASML granted stock options to employees to purchase shares of its common stock, at future dates, at the fair market value on the date of grant. Options generally vested over one to four years and generally expired within six years from the date of grant. Details of activity under the option plans are as follows:

	Number of Shares	Weighted Average Exercise Price
Predecessor Plan:
Outstanding—January 1, 2002	911,370	$17.70
Granted	336,030	17.69
Exercised	(100,241)	13.77
Canceled	(101,569)	20.58

Outstanding—December 31, 2002	1,045,590	17.83
Granted	6,041	11.33
Exercised	(61,494)	9.37
Canceled	(175,376)	15.81

Outstanding—October 9, 2003	814,761	$18.07

        Aviza did not assume outstanding options at October 9, 2003 in connection with the acquisition of the Predecessor.

	Number of Shares	Weighted Average Exercise Price
Aviza Plan:
Outstanding—October 7, 2003	—	$—
Granted	1,761,000	0.75
Exercised	—
Canceled	(408,000)	0.75

Balances—September 24, 2004	1,353,000	$0.75
Granted	612,500	0.95
Exercised	(247,498)	0.94
Canceled	(38,668)	0.80

Balances—June 24, 2005	1,679,334	$0.79

        Additional information regarding options outstanding as of June 24, 2005 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
0.75—0.95	1,679,334	8.8	$0.79	541,571	$0.77

        At June 24, 2005, Aviza had 73,168 shares available for future grants under the option plan.

        Additional Stock Plan Information—As discussed in Note 2, the Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25 and its related interpretations. SFAS No. 123 requires the disclosure of a pro forma net loss had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though these models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur (Note 2). The Company's calculations were made using the minimum value method with the following weighted average assumptions:

Expected life (in years)	5
Interest rate	3.77%
Volatility	0%
Dividend yield	0

        Warrants—In conjunction with the loan guarantee issued by Aviza's majority stockholder related to Aviza's line of credit arrangement, Aviza granted warrants to purchase an aggregate of $20,000,000 of preferred stock at a price of $5.625 per share. The warrants expire five years from date of issue. Warrants for 1,777,800 shares of preferred stock expire on December 16, 2008 and warrants for 1,777,800 shares of preferred stock expire on March 6, 2009. Prior to the expiration date and to the extent not already exercised, the warrants shall automatically convert pursuant to the net issue exercise provisions of the warrant agreements, immediately prior to the closing of Aviza's initial public offering of its common stock or the sale of all or substantially all of the assets of Aviza, or a merger or consolidation of Aviza in which in excess of 50% of the voting power of Aviza is transferred to persons who were not stockholders of Aviza immediately prior to such transaction.

        The warrants provide that the holders, in lieu of exercising the warrants for cash, may elect to receive shares equal to the value of the warrants. The conversion price is based on a formula of the warrant exercise price to the fair market value of Aviza's common stock at the date of the net issue exercise. Aviza allocated approximately $3,500,000 of the line of credit to the warrant (see Note 8) and is amortizing the amount to interest expense over the three-year term of the debt.

14.    RESTRUCTURING CHARGES

        During 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan that resulted in the consolidation into one manufacturing facility. As a result of this restructuring plan, ASML recorded a restructuring provision in 2001 of $7,919,000 primarily relating to building closure of $2,512,000 and employee severance and related payments of $5,407,000. These costs were primarily charged to cost of sales in 2001.

        The following table summarizes the activity described above (in thousands):

	Building Closure Costs	Severance Charges	Total
Balance—January 1, 2002	$1,987	$4,947	$6,934
Payments	(1,394)	(2,707)	(4,101)
Adjustments to accrual	1,212	(1,629)	(417)

Balance—December 31, 2002	1,805	611	2,416
Payments	(663)	(579)	(1,242)

Balance—October 9, 2003	$1,142	$32	$1,174

        During 2002, ASML revised its estimate of the building closure costs by $1,212,000 due to an unfavorable rental market. In addition, ASML reduced its estimate of severance and related costs by $1,629,000 as result of greater than anticipated relocation of employees who had been offered termination packages and, as a result, lower than planned outplacement costs.

        The restructuring liabilities discussed above were not assumed from the Predecessor at the acquisition date.

15.    INCOME TAXES

        The components of loss before income taxes are as follows (in thousands):

		Period Ended
				Nine months Ended June 24, 2005
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004
	Predecessor	Predecessor	Aviza	Aviza
Domestic	$(86,423)	$(40,231)	$(17,367)	$(10,089)
Foreign	2,213	1,757	(1,627)	(1,055)

Loss before income taxes	$(84,210)	$(38,474)	$(18,994)	$(11,144)

        The Company's provision for income taxes consists of the following (in thousands):

		Period Ended
				Nine months Ended June 24, 2005
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004
	Predecessor	Predecessor	Aviza	Aviza
Current income taxes:
Federal/state	$—	$—	$3	$8
Foreign	716	568	659	412

Total current
income taxes	716	568	662	420
Deferred income taxes:
Federal/state	—	—	—	—
Foreign	—	—	—	—

Provision for income taxes	$716	$568	$662	$420

        Significant components of the Company's deferred tax assets consist of the following (in thousands):

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Deferred tax assets—current:
Capitalized inventory costs	$199	$136	$454
Reserves and accruals not currently deductible	24,859	4,035	6,566

Total gross deferred tax assets—current	25,058	4,171	7,020

Deferred tax assets—non-current:
Fixed assets	2,111	15	—
Capitalized technology	322	—	—
Net operating loss and tax credit carry forwards	54,247	3,619	3,977

Total gross deferred tax assets—non-current	56,680	3,634	3,977

Deferred tax liabilities—non-current:
Fixed assets	—	$(759)	(291)
Goodwill amortization and other	—	(31)	(57)

Total gross deferred tax liabilities—non-current	—	(790)	(348)

Net deferred tax assets	81,738	7,015	10,649

Valuation allowance	(81,738)	(7,015)	(10,649)

Total net deferred tax assets	$—	$—	$—

        A reconciliation between the tax provision computed at the statutory income tax rate of 35% and the Company's actual effective income tax provision is as follows (in thousands):

		Period Ended
				Nine months Ended June 24, 2005
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004
	Predecessor	Predecessor	Aviza	Aviza
Tax provision at statutory rate of 35%	$(29,473)	$(13,465)	$(6,648)	$(3,900)
State income taxes	(4,211)	(1,924)	(921)	(669)
Research and development credits	(316)	(86)	(255)	(190)
Permanent differences	—	—	63	67
Foreign rate difference	(169)	(135)	204	363
Goodwill	741	—	—	—
Other	128	40	—	219
Increased valuation allowance	34,016	16,138	8,219	4,530

Provision for income taxes	$716	$568	$662	$420

        Undistributed earnings of the Company's foreign subsidiaries of approximately $4 million, $0.6 million and $0.6 million at October 9, 2003, September 24, 2004 and June 24, 2005, respectively, are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

        As discussed in Note 1, the Predecessor was acquired by Aviza Technology, Inc. on October 10, 2003. Net operating loss carry forwards and other deferred tax assets and liabilities that did not carryover have not been recognized by Aviza. Aviza did not acquire the deferred tax assets of ASML. As such, Aviza's deferred tax assets, deferred tax liabilities and valuation allowance as of June 24, 2005 were, therefore, entirely generated since the date of acquisition.

        Due to the uncertainty surrounding the realization of the tax attributes in tax returns, the Company has placed a full valuation allowance against its otherwise recognizable deferred tax assets.

        At June 24, 2005, Aviza has approximately $4,735,000 federal, $6,856,000 state, and $3,622,000 foreign net operating loss, or NOL carry forwards to reduce future taxable income. Aviza also has research and development tax credit carry forwards of approximately $444,000 and $410,000 for federal and state income tax purposes, respectively. The NOL and credit carry forwards expire in 2014 to 2025.

        Aviza's ability to use its federal and state net operating loss carry forwards and federal and state credit carry forwards to reduce future taxable income and future taxes, respectively, may be subject to restrictions attributable to equity transactions that may have resulted in a change of ownership as defined by the Internal Revenue Code Section 382. In the event Aviza has such a change in ownership, utilization of these carry forwards could be severely restricted and could result in significant amounts of these carry forwards expiring prior to benefiting Aviza.

16.    RELATED PARTY TRANSACTIONS

        As discussed in Note 1, the consolidated statements of operations of comparative periods include allocations of certain expenses for services provided by ASML Holding, N.V. and its subsidiaries in support of the Predecessor (sales support, field service, management, finance and administrative support). Such allocations were based upon various factors such as headcount or sales depending on the expense type. Company management believes the cost allocation methods used were reasonable. Allocated expenses included in the Predecessor's operating expenses were approximately $1,789,000 and $3,048,000 for the period from January 1, 2003 through October 9, 2003 and the year ended December 31, 2002, respectively. These expenses were associated with the following (in thousands):

	Year ended December 31, 2002	Period from January 1, 2003 through October 9, 2003
	Predecessor	Predecessor
Sales support	$462,376	$178,170
Field service	36,237	7,425
Management services	120,836	44,940
Finance and administrative support	2,428,551	1,558,465

Total	$3,048,000	$1,789,000

        On October 10, 2003, Aviza entered into a transition services agreement with ASML to receive certain services until Aviza established its own systems and developed its own processing capabilities. Under the terms of this agreement Aviza received payroll services, employee benefit services, accounting services and certain other services related to Aviza's international operations. Aviza was also required to render certain services to ASML to support information technology systems. The parties committed to provide the agreed support services over a period of three to five months, all of which expired in January 2004. The fee for providing such services was negotiated by Aviza with ASML and is not considered material.

        ASML made a loan to assist an executive with housing needs in connection with his relocation. The loan was to be forgiven over a number of years based upon continued employment. The executive loan amount was $92,000 at December 31, 2002 and was included in other assets at that date. As of October 9, 2003, all amounts had been forgiven.

17.    SEGMENT, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

        Aviza's business consists of multiple products and services which operate in multiple operational segments that are aggregated into one reportable segment due to similar economic characteristics and 1) the nature of the products and services being the same, 2) the nature of the production processes being the same, 3) the type or class of customer being similar, and, 4) the distribution process for products and services being similar. All products and services are marketed within the geographic regions in which the Company operates.

        The Company operates in three geographical regions: Asia Pacific, Europe and the United States. For geographical reporting, sales are attributed to the geographical locations in which the customers' facilities are located while long-lived assets are attributed to the geographic location in which they are located. The following details Company sales and long-lived assets by geographical region:

		Period Ended		Nine Months Ended
	Year Ended December 31, 2002	October 9, 2003	September 24, 2004	June 25, 2004 (unaudited)	June 24, 2005
	Predecessor	Predecessor	Aviza	Aviza	Aviza
Net sales (in thousands):
Asia Pacific	$49,642	$21,772	$35,632	$24,708	$92,444
Europe	18,755	6,021	27,609	15,939	31,358
United States	22,130	13,149	14,457	9,990	14,890

Total net sales	$90,527	$40,942	$77,698	$50,637	$138,692

	October 9, 2003	September 24, 2004	June 24, 2005
	Predecessor	Aviza	Aviza
Long-lived assets (in thousands):
Asia Pacific	$48	$446	$347
Europe	5	262	189
United States	26,386	16,977	18,969

Total long-lived assets	$26,439	$17,685	$19,505

        Two customers represented 16% and 15% of net sales for the year ended December 31, 2002, respectively. One customer represented 12% of net sales for the period ended October 9, 2003. In fiscal year 2004, one customer accounted for approximately 16% of total net sales. In the nine months ended June 24, 2005, two customers accounted for 47% and 15% of total net sales, respectively.

18.    401(K) PLAN

        The Company maintains a 401(k)-retirement savings plan for its full-time employees in North America. For the periods ended June 24, 2005, September 24, 2004, October 9, 2003 and for the year ended December 31, 2002 each participant in the plan may elect to contribute from 1% to 25% of his or her annual salary to the plan, subject to statutory limitations. In 2003 and 2002, ASML made matching employee contributions in cash to the plan at the rate of 50% of the first 6% of salary contributed. Employees participating in the ASML 401(k)-retirement savings plan vest the matching contributions ratably over five years and investments are directed by participants. ASML made matching contributions of approximately $349,000 and $759,000 in the period ended October 9, 2003 and the year ended December 31, 2002, respectively.

        Effective October 10, 2003, Aviza does not match employee contributions.

19.    LOSS PER SHARE

        Basic loss per share has been computed based upon the weighted average number of common shares outstanding for the periods presented. For diluted loss per share, shares used in the per share computation include weighted average common and potentially dilutive shares outstanding. Potentially dilutive shares consist of the Company's series A and B preferred stock exercisable into 5.8 million and 20,000 shares of common stock, respectively, and shares issuable upon the assumed exercise of dilutive stock options. There were no dilutive stock options in fiscal 2002, 2003, 2004 and in the nine months ended June 25, 2004. The weighted average dilutive stock options in the nine months ended June 24, 2005 was 143,442. Because the Company recorded a net loss for fiscal 2002, 2003, 2004 and the nine months ended June 25, 2004 and June 24, 2005, the calculation of diluted loss per share excludes potentially dilutive common shares as they were anti-dilutive and would have reduced the loss per share. The following details the calculation of net loss per share for the periods presented (in thousands except per share data):

	2004	Nine months ended June 25, 2004 (unaudited)	Nine months ended June 24, 2005
	Aviza	Aviza	Aviza
Numerator:
Net loss	$(19,656)	$(15,975)	$(11,564)
Dividends payable on mandatorily redeemable preferred stock, series B	—	—	(46)

Net loss allocable to common stockholders	$(19,656)	$(15,975)	$(11,610)

Denominator:
Weighted average shares, basic	226	214	384
Dilutive effect of options and preferred stock	—	—	—

Total diluted	226	214	384

Basic and diluted net loss per share	$(86.97)	$(74.65)	$(30.23)

20.    TRANSACTIONS WITH TRIKON TECHNOLOGIES

        On March 14, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Trikon Technologies, Inc. (Trikon), a publicly traded company and global supplier of physical vapor deposition, chemical vapor deposition and Etch systems. Under the terms of the Merger Agreement, a wholly owned subsidiary of New Athletics, Inc., a newly formed Delaware Corporation, will merge with and into Aviza, and a wholly owned subsidiary of New Athletics will merge with and into Trikon. Upon consummation of the merger, Aviza and Trikon will each continue as subsidiaries of New Athletics, Inc.

        As part of the transaction, the stockholders' agreement of New Athletics, Inc. requires that VPVP guarantee the obligations of New Athletics, Aviza and their subsidiaries under Aviza's $20.0 million revolving credit facility discussed in Note 8, for a period beginning at the effective date of the merger and ending on the earlier of the first anniversary of the merger or the date New Athletics, Inc. secures an equity financing with gross proceeds to New Athletics, Inc. of at least $50.0 million.

        In addition, the Company entered into a joint development agreement with Trikon to fund the development by Trikon of control software for an existing Aviza process module. Following the completion of such development work, Trikon agreed to make available (and Aviza agreed to purchase) transport modules and system controls incorporating Trikon software as modified and Trikon agreed to grant certain license rights related to such items. As part of the agreement, Aviza will pay Trikon a one-time $4,000,000 license fee, of which $2,000,000 had been paid at June 24, 2005, and pay a royalty on each unit sold using the licensed technology.

21.    RESTATEMENT OF FINANCIAL STATEMENTS

        Subsequent to the issuance of the Company's financial statements for the period ended September 24, 2004, the Company determined that its series A preferred stock was incorrectly classified as a component of stockholders' equity. The Company has corrected the amount to appropriately present this amount as a component of mezzanine equity. As a result, the accompanying consolidated balance sheet as of September 24, 2004 has been restated.

        A summary of the effects of such restatement is as follows:

	As previously reported September 24, 2004	As restated September 24, 2004
Mezzanine equity	$—	$32,650

Stockholders' equity/(deficit)	$16,567	$(16,083)

Annex A

        The merger agreement has been included to provide you with information regarding its terms. Additional factual information about Trikon, Aviza or Newco can be found elsewhere in this proxy statement/prospectus and in the public filings that Trikon and Newco make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

        The merger agreement contains representations and warranties Trikon and Aviza made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Trikon and Aviza have exchanged in connection with signing the merger agreement. While neither Trikon nor Aviza believe that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Trikon's or Aviza's prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in each of Trikon's or Aviza's public disclosures.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TRIKON TECHNOLOGIES, INC.

AVIZA TECHNOLOGY, INC.

NEW ATHLETICS,  INC.

BASEBALL ACQUISITION CORP. I

AND

BASEBALL ACQUISITION CORP. II

DATED AS OF MARCH 14, 2005

A-i

A-ii

A-iii

Section 8.12	Counterparts	67
Section 8.13	Specific Performance	67

EXHIBITS

EXHIBIT A	Stockholder Agreement
EXHIBIT B	Form of Irrevocable Written Consent
EXHIBIT C	New Athletics Certificate
EXHIBIT D	New Athletics Bylaws
EXHIBIT E	Certificate of Incorporation of Trikon Surviving Corporation
EXHIBIT F	Bylaws of Trikon Surviving Corporation
EXHIBIT G	Certificate of Incorporation of Aviza Surviving Corporation
EXHIBIT H	Bylaws of Aviza Surviving Corporation
EXHIBIT I	Form of Tax Representation Letter of New Athletics and Trikon Merger Sub
EXHIBIT J	Form of Tax Representation Letter of New Athletics and Aviza Merger Sub
EXHIBIT K	Form of Tax Representation Letter of Trikon
EXHIBIT L	Form of Tax Representation Letter of Aviza
EXHIBIT M	Form of Tax Representation Letter of VPVP
EXHIBIT N	Form of Trikon Affiliate Agreement
EXHIBIT O	Form of Aviza Affiliate Agreement

A-iv

CONFIDENTIAL DISCLOSURE SCHEDULE

Aviza
Section 2.4.2	Aviza Options
Section 3.1	Aviza Subsidiaries
Section 3.3	Capitalization
Section 3.5.2	Consents
Section 3.6	Compliance With Law
Section 3.7.1	Financial Statements
Section 3.7.2	Material Adverse Affect
Section 3.9	Certain Changes or Events
Section 3.10.1	Employee Benefit Plans
Section 3.11.1	Workers' Compensation
Section 3.11.2	Labor and Other Employment Matters
Section 3.13	Contracts
Section 3.14	Litigation
Section 3.15	Environmental Matters
Section 3.16.1	Intellectual Property
Section 3.16.2	Licenses
Section 3.16.4	Encumbrances on Intellectual Property
Section 3.16.5	Confidentiality Agreements
Section 3.17.10	Controlled Foreign Corporations
Section 3.17.12	Establishments in Foreign Countries
Section 3.18	Aviza Insurance Policies
Section 3.20	Broker Fees
Section 3.21.1	Real Property Owned
Section 3.21.2	Real Property Leased
Section 5.1.1	Charter Corrections and Amendments
Section 5.1.2	Equity Grants
Section 5.1.5	Borrowed Money
Section 5.1.6	Severance or Termination Pay
Section 5.13.1	Indemnification Agreements
Trikon
Section 2.4.1	Trikon Options
Section 4.1	Organization and Qualification; Subsidiaries
Section 4.3	Capitalization
Section 4.5	No Conflict; Required Filings and Consents
Section 4.6	Permits; Compliance with Law
Section 4.7	SEC Filings; Financial Statements
Section 4.9	Absence of Certain Changes or Events
Section 4.10	Employee Benefit Plans
Section 4.11	Labor and Other Employment Matters
Section 4.13	Contracts
Section 4.14	Litigation
Section 4.15	Environmental
Section 4.16.1	Intellectual Property
Section 4.16.2	Outbound and Inbound Licenses
Section 4.16.4	Trikon Material Intellectual Property
Section 4.16.5	Employees and Contractors

A-v

Trikon
Section 4.17	Taxes
Section 4.18	Insurance
Section 4.21	Brokers
Section 4.22.1	Owned Property
Section 4.22.2	Real Estate Leases
Section 5.2	Conduct of Business by Trikon Pending the Closing
Section 5.13.1	Indemnification of Directors and Officers and Pension Plan Trustees

A-vi

        THIS AGREEMENT AND PLAN OF MERGER, dated as of March 14, 2005 (this "Agreement"), is entered into by and among Trikon Technologies, Inc., a Delaware corporation ("Trikon"), Aviza Technology, Inc., a Delaware corporation ("Aviza"), New Athletics, Inc., a newly-formed Delaware corporation ("New Athletics"), Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Trikon Merger Sub"), and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Aviza Merger Sub").

        WHEREAS, the respective Boards of Directors of Trikon (the "Trikon Board"), Aviza (the "Aviza Board"), Trikon Merger Sub and Aviza Merger Sub deem it advisable and in the best interests of each corporation and its respective stockholders that Trikon and Aviza combine in order to advance the interests of Trikon and Aviza and their respective stockholders;

        WHEREAS, the combination of Trikon and Aviza shall be effected through (i) the merger of Trikon Merger Sub with and into Trikon and (ii) the merger of Aviza Merger Sub with and into Aviza, such that each of Trikon and Aviza become wholly owned subsidiaries of New Athletics and the stockholders of each of Trikon and Aviza become stockholders of New Athletics, in each case, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, by executing this Agreement, New Athletics, Trikon, Aviza, Trikon Merger Sub and Aviza Merger Sub intend (i) to adopt this Agreement as a plan of reorganization; (ii) that the Mergers (as defined in Section 1.3 hereof) be treated as an integrated transaction for U.S. federal income Tax purposes; (iii) that the Mergers, taken together, qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder and (iv) that the Trikon Merger (as defined in Section 1.2 hereof) qualify as a reorganization within the meaning of Section 368(a) of the Code;

        WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to the parties' willingness to enter into this Agreement, each of New Athletics, Trikon, VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. have entered into the Stockholder Agreement in the form attached hereto as Exhibit A (the "Stockholder Agreement") to become effective as of the Effective Time (except as otherwise expressly stated therein); and

        WHEREAS, immediately following the execution of this Agreement, and as a material inducement to the parties' willingness to enter into this Agreement, each of VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. will adopt this Agreement and approve the Aviza Merger (as defined in Section 1.3 hereof) by executing and delivering an irrevocable written consent in the form attached hereto as Exhibit B.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.
The Mergers

        Section 1.1    Certificate of Incorporation and Bylaws of New Athletics.    Trikon and Aviza shall cause the Certificate of Incorporation and Bylaws of New Athletics to be amended as of immediately prior to the Effective Time (as defined in Section 1.4 hereof) to be in the forms attached hereto as Exhibit C (the "New Athletics Certificate") and Exhibit D (the "New Athletics Bylaws"), respectively. From the date hereof until the Effective Time, Trikon and Aviza shall consult with each other prior to causing or permitting New Athletics to take any action inconsistent with the provisions of this Agreement without the prior written consent of the other.

        Section 1.2    The Trikon Merger.    Upon the terms and subject to the provisions of this Agreement, and in accordance with the relevant provisions of the DGCL, Trikon Merger Sub shall merge with and into Trikon (the "Trikon Merger") at the Effective Time (as defined in Section 1.4 hereof). Trikon Merger Sub has been formed solely to effectuate the Trikon Merger and conducts no business or activity other than in connection with the Trikon Merger.

        Section 1.3    The Aviza Merger.    Upon the terms and subject to the provisions of this Agreement, and in accordance with the relevant provisions of the DGCL, Aviza Merger Sub shall merge with and into Aviza (the "Aviza Merger" and, together with the Trikon Merger, the "Mergers") at the Effective Time (as defined in Section 1.4 hereof). Aviza Merger Sub has been formed solely to effectuate the Aviza Merger and conducts no business or activity other than in connection with the Aviza Merger.

        Section 1.4    Effective Time of the Mergers.    Upon the terms and subject to the provisions of this Agreement, a certificate of merger with respect to each Merger in such form as is required by the relevant provisions of the DGCL (each, with respect to one of the Mergers, a "Certificate of Merger" and collectively, with respect to both Mergers, the "Certificates of Merger") shall be duly prepared, executed and acknowledged and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as early as practicable on the Closing Date (as defined in Section 1.5 hereof). Each Merger shall become effective at such time as is specified in the applicable Certificate of Merger (the time at which both Mergers have become effective being hereinafter referred to as the "Effective Time").

        Section 1.5    Closing.    The closing of the Mergers (the "Closing") shall take place at such time and place to be agreed upon by Trikon and Aviza, on a date to be specified by Trikon and Aviza, which shall be no later than the second (2nd) Business Day after the satisfaction or, if permissible, the waiver of all of the conditions set forth in Article 6 hereof, unless another date is agreed to in writing by Trikon and Aviza (such date, the "Closing Date").

        Section 1.6    Effect of the Mergers.    As a result of the Trikon Merger, the separate corporate existence of Trikon Merger Sub shall cease and Trikon shall continue as the surviving corporation in the Trikon Merger (the "Trikon Surviving Corporation"). As a result of the Aviza Merger, the separate corporate existence of Aviza Merger Sub shall cease and Aviza shall continue as the surviving corporation in the Aviza Merger (the "Aviza Surviving Corporation" and, together with the Trikon Surviving Corporation, the "Surviving Corporations"). The effects of the Mergers shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, (i) all the property, rights, privileges, powers and franchises of Trikon and Trikon Merger Sub shall vest in the Trikon Surviving Corporation, and all debts, liabilities and duties of Trikon and Trikon Merger Sub shall become the debts, liabilities and duties of the Trikon Surviving Corporation and (ii) all the property, rights, privileges, powers and franchises of Aviza and Aviza Merger Sub shall vest in the Aviza Surviving Corporation, and all debts, liabilities and duties of Aviza and Aviza Merger Sub shall become the debts, liabilities and duties of the Aviza Surviving Corporation.

        Section 1.7    Certificates of Incorporation and Bylaws of the Surviving Corporations.    At the Effective Time, (i) the Certificate of Incorporation and Bylaws of the Trikon Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and Bylaws of Trikon Merger Sub, each as in effect immediately prior to the Effective Time and as set forth in Exhibits E and F hereto (except that the name of the Trikon Surviving Corporation shall be "Trikon Technologies, Inc.") and (ii) the Certificate of Incorporation and Bylaws of the Aviza Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and Bylaws of Aviza Merger Sub, each as in effect immediately prior to the Effective Time and as set forth in Exhibits G and H hereto (except that the name of the Aviza Surviving Corporation shall be "Aviza, Inc.").

        Section 1.8    Directors and Officers of the Surviving Corporations.    The parties hereto shall use their reasonable best efforts to cause the directors of Trikon Merger Sub immediately prior to the Effective Time to be the initial directors of the Trikon Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Trikon Surviving Corporation. The corporate officers of Trikon immediately prior to the Effective Time shall be the initial officers of the Trikon Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Trikon Surviving Corporation. The parties hereto shall use their reasonable best efforts to cause the directors of Aviza Merger Sub immediately prior to the Effective Time to be the initial directors of the Aviza Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Aviza Surviving Corporation. The corporate officers of Aviza immediately prior to the Effective Time shall be the initial officers of the Aviza Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Aviza Surviving Corporation.

Article 2.
Conversion of Securities; Exchange of Certificates

        Section 2.1    Conversion of Securities.    At the Effective Time, by virtue of the Mergers and without any action on the part of New Athletics, Trikon, Trikon Merger Sub, Aviza, Aviza Merger Sub or the holders of any of the following securities:

          Section 2.1.1    Conversion Generally.

                        Section 2.1.1.1    Trikon Common Stock.    Each share of common stock, par value $0.001 per share, of Trikon ("Trikon Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Trikon Common Stock to be canceled pursuant to Section 2.1.2 hereof) shall be converted, subject to Section 2.2.5 hereof, into the right to receive a number of shares of common stock, par value $0.0001 per share, of New Athletics ("New Athletics Common Stock") equal to the Trikon Exchange Ratio. All such shares of Trikon Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of New Athletics Common Stock into which such Trikon Common Stock was converted in the Trikon Merger. Certificates previously representing shares of Trikon Common Stock shall be exchanged for certificates representing whole shares of New Athletics Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2 hereof, without interest. No fractional share of New Athletics Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2.5 hereof.

                        Section 2.1.1.2    Trikon Warrants.    At the Effective Time, all unexercised and unexpired warrants to purchase shares of Trikon Common Stock ("Trikon Warrants") then outstanding shall be assumed by New Athletics. Each Trikon Warrant so assumed by New Athletics under this Agreement shall continue to have, and be subject to, the same terms and conditions as set forth in such Trikon Warrant and any agreements executed in connection therewith as in effect immediately prior to the Effective Time, except that (i) each Trikon Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of New Athletics Common Stock equal to the product of (x) the number of shares of Trikon Common Stock that were issuable upon the exercise of such Trikon Warrant immediately prior to the Effective Time multiplied by (y) the Trikon Exchange Ratio, rounded down to the nearest whole number of shares of New Athletics Common Stock and (ii) the per share exercise price for the shares of New Athletics Common Stock issuable upon the exercise of such Trikon Warrant shall be equal to the quotient determined by dividing (x) the exercise price per share of Trikon Common Stock at which such Trikon Warrant was exercisable immediately prior to the Effective Time by (y) the Trikon Exchange Ratio, rounded up to the nearest whole cent.

                        Section 2.1.1.3    Aviza Common Stock.    Each share of common stock, par value $0.001 per share, of Aviza ("Aviza Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Aviza Common Stock to be canceled pursuant to Section 2.1.2 hereof and Dissenting Shares in accordance with Section 2.5 hereof) shall be converted, subject to Section 2.2.5 hereof, into the right to receive a number of shares of New Athletics Common Stock equal to the Aviza Exchange Ratio. All such shares of Aviza Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of New Athletics Common Stock into which such Aviza Common Stock was converted in the Aviza Merger. Certificates previously representing shares of Aviza Common Stock shall be exchanged for certificates representing whole shares of New Athletics Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2 hereof, without interest. No fractional share of New Athletics Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2.5 hereof.

                        Section 2.1.1.4    Aviza Series A Preferred Stock.    Each share of Series A Preferred Stock, par value $0.001 per share, of Aviza (the "Aviza Series A Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Aviza Series A Preferred Stock to be canceled pursuant to Section 2.1.2 hereof and Dissenting Shares in accordance with Section 2.5 hereof), shall be converted, subject to Section 2.2.5 hereof, into the right to receive a number of shares of New Athletics Common Stock equal to the product of (x) that number of shares of Aviza Common Stock into which such share of Aviza Series A Preferred Stock would have been convertible immediately prior to the Effective Time multiplied by (y) the Aviza Exchange Ratio. All such shares of Aviza Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of New Athletics Common Stock into which such Aviza Series A Preferred Stock was converted in the Aviza Merger. Certificates previously representing shares of Aviza Series A Preferred Stock shall be exchanged for certificates representing whole shares of New Athletics Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2 hereof, without interest. No fractional share of New Athletics Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2.5 hereof.

                        Section 2.1.1.5    Aviza Series B Preferred Stock.    Each share of Series B Preferred Stock, par value $100 per share, of Aviza (the "Aviza Series B Preferred Stock" and, together with the Aviza Series A Preferred Stock, the "Aviza Preferred Stock") issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Mergers.

                        Section 2.1.1.6    Aviza Warrants.    At the Effective Time, all unexercised and unexpired warrants to purchase shares of Aviza Series A Preferred Stock ("Aviza Warrants") then outstanding shall be cancelled and extinguished without consideration.

                Section 2.1.2    Cancellation of Certain Shares.    Each share of New Athletics Common Stock issued and outstanding immediately prior to the Effective Time shall be surrendered and cancelled. Each share of Trikon Stock held by Aviza or any wholly owned subsidiary of Aviza, in the treasury of Trikon or by any wholly owned subsidiary of Trikon immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto. Each share of Aviza Stock held by Trikon or any wholly owned subsidiary of Trikon, in the treasury of Aviza or by any wholly owned subsidiary of Aviza immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

                Section 2.1.3    Trikon Merger Sub.    Each share of common stock, par value $0.001 per share, of Trikon Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Trikon Surviving Corporation.

                Section 2.1.4    Aviza Merger Sub.    Each share of common stock, par value $0.001 per share, of Aviza Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Aviza Surviving Corporation.

                Section 2.1.5    Change in Shares.    If between the date of this Agreement and the Effective Time the outstanding shares of New Athletics Common Stock, Trikon Stock, Aviza Common Stock or Aviza Series A Preferred Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratios shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

        Section 2.2    Exchange of Certificates.

                Section 2.2.1    Exchange Agent.    As promptly as practicable after the Effective Time, New Athletics shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Co. or another bank or trust company designated by New Athletics and reasonably satisfactory to each of Aviza and Trikon (the "Exchange Agent"), for the benefit of the holders of shares of Trikon Stock and Aviza Stock, for exchange in accordance with this Article 2, through the Exchange Agent, certificates representing the shares of New Athletics Common Stock (such certificates for shares of New Athletics Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 hereof in exchange for outstanding shares of Trikon Stock and Aviza Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the New Athletics Common Stock contemplated to be issued pursuant to Section 2.1 hereof out of the Exchange Fund. Except as contemplated by Section 2.2.5 hereof, the Exchange Fund shall not be used for any other purpose.

                Section 2.2.2    Exchange Procedures.    Promptly after the Effective Time, New Athletics shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock (collectively, the "Certificates") (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of New Athletics Common Stock and cash in lieu of fractional shares and any dividends or distributions with respect thereto. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of New Athletics Common Stock which such holder has the right to receive in respect of the shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock, as the case may be, formerly represented by such Certificate (after taking into account all shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock, as the case may be, then held by such holder), cash in lieu of fractional shares of New Athletics Common Stock to which such holder is entitled pursuant to Section 2.2.5 hereof and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3 hereof, and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or shall accrue on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock which is not registered in the transfer records of Trikon or Aviza, respectively, a certificate representing the proper number of shares of New Athletics Common Stock may be issued to a transferee if the Certificate representing such shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock, as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of New Athletics Common Stock, cash in lieu of any fractional shares of New Athletics Common Stock to which such holder is entitled pursuant to Section 2.2.5 hereof and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3 hereof. Certificates surrendered for exchange by any person constituting an "affiliate" of either Trikon or Aviza for purposes of Rule 145(c) under the Securities Act shall not be exchanged until New Athletics has received an Affiliate Agreement (as defined in Section 5.15 hereof) from such person.

                Section 2.2.3    Distributions with Respect to Unexchanged Shares of New Athletics Common Stock.    No dividends or other distributions declared or made after the Effective Time with respect to New Athletics Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of New Athletics Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2.5 hereof, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of New Athletics Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of New Athletics Common Stock to which such holder is entitled pursuant to Section 2.2.5 hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of New Athletics Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of New Athletics Common Stock.

                Section 2.2.4    Further Rights in Trikon Stock and Aviza Stock.    All shares of New Athletics Common Stock issued upon conversion of the shares of Trikon Stock, Aviza Series A Preferred Stock and Aviza Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2.3 or Section 2.2.5 hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock, as the case may be.

                Section 2.2.5    Fractional Shares.    No certificates or scrip representing fractional shares of New Athletics Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to New Athletics Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of New Athletics.

                        Section 2.2.5.1    As promptly as practicable following the Effective Time, the Exchange Agent shall determine the difference between (A) the number of full shares of New Athletics Common Stock delivered to the Exchange Agent by New Athletics pursuant to Section 2.2.1 hereof and (B) the aggregate number of full shares of New Athletics Common Stock to be distributed to holders of Trikon Stock, Aviza Series A Preferred Stock and Aviza Common Stock pursuant to Section 2.2.2 hereof (such difference being the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for such holders of New Athletics Common Stock, shall sell the Excess Shares at then prevailing prices on the Nasdaq National Market ("NASDAQ"), all in the manner provided in this Section 2.2.5.

                        Section 2.2.5.2    The sale of the Excess Shares by the Exchange Agent shall be executed on NASDAQ and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to such holders of Trikon Stock and Aviza Stock, the Exchange Agent shall hold such proceeds in trust for such holders of Trikon Stock and Aviza Stock as part of the Exchange Fund. New Athletics shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with such sale or sales of Excess Shares. In addition, New Athletics shall pay the Exchange Agent's compensation and expenses in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Trikon Stock and Aviza Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Trikon Stock, Aviza Series A Preferred Stock or Aviza Common Stock, as the case may be, is entitled (after taking into account all shares of New Athletics Common Stock to be issued to such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Trikon Stock, Aviza Series A Preferred Stock and Aviza Common Stock are entitled.

                        Section 2.2.5.3    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Trikon Stock, Aviza Series A Preferred Stock and Aviza Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Trikon Stock, Aviza Series A Preferred Stock and Aviza Common Stock subject to and in accordance with the terms of Section 2.2.3 hereof.

                Section 2.2.6    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the former stockholders of Trikon or Aviza for six (6) months after the Effective Time shall be delivered to New Athletics upon demand, and any former stockholder of Trikon or Aviza who have not theretofore complied with this Article 2 shall thereafter look only to New Athletics for the shares of New Athletics Common Stock, any cash in lieu of fractional shares of New Athletics Common Stock to which they are entitled pursuant to Section 2.2.5 hereof and any dividends or other distributions with respect to New Athletics Common Stock to which they are entitled pursuant to Section 2.2.3 hereof, in each case, without any interest thereon.

                Section 2.2.7    No Liability.    None of New Athletics, Trikon, Aviza or the Exchange Agent shall be liable to any holder of shares of Trikon Stock or Aviza Stock for any such shares of New Athletics Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

                Section 2.2.8    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by New Athletics or one of the Surviving Corporations, the making of an indemnity and/or posting by such person of a bond, in such reasonable amount as New Athletics or one of the Surviving Corporations may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of New Athletics Common Stock, any cash in lieu of fractional shares of New Athletics Common Stock to which the holders thereof are entitled pursuant to Section 2.2.5 hereof and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2.3 hereof, in each case, without any interest thereon.

                Section 2.2.9    Withholding.    New Athletics, each of the Surviving Corporations or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Trikon Stock or Aviza Stock such amounts as New Athletics, either of the Surviving Corporations or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by New Athletics, either of the

Surviving Corporations or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Trikon Stock or Aviza Stock, as the case may be, in respect of whom such deduction and withholding was made.

        Section 2.3    Stock Transfer Books.    At the Effective Time, the stock transfer books of Trikon and Aviza shall be closed and thereafter, there shall be no further registration of transfers of shares of Trikon Stock or Aviza Stock theretofore outstanding on the records of Trikon or Aviza, respectively. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to the shares of Trikon Stock or Aviza Stock represented thereby except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or New Athletics for any reason shall be converted into the shares of New Athletics Common Stock, any cash in lieu of fractional shares of New Athletics Common Stock to which the holders thereof are entitled pursuant to Section 2.2.5 hereof and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2.3 hereof.

        Section 2.4    Stock Options.

                Section 2.4.1    Trikon Options.    At the Effective Time, all unexercised and unexpired options to purchase shares of Trikon Common Stock ("Trikon Options") outstanding immediately prior to the Effective Time under the Trikon Technologies, Inc. 1991 Stock Option Plan, the Trikon, Inc. 1998 Directors Stock Option Plan, the Trikon Technologies, Inc. 2004 Equity Incentive Plan or any other plan, agreement or arrangement listed on Section 2.4.1 of the Trikon Disclosure Schedule (collectively, the "Trikon Stock Option Plans"), whether or not then exercisable, shall be assumed by New Athletics. Section 2.4.1 of the Trikon Disclosure Schedule includes information with respect to any rights that provide for the acceleration or other changes in the vesting provisions or other terms under the Trikon Options or Trikon Stock Option Plans as a result of the Trikon Merger (either alone or in connection with additional or subsequent events). Each Trikon Option so assumed by New Athletics under this Agreement shall in all material respects continue to have, and be subject to, the same terms and conditions as set forth in the Trikon Stock Option Plan and any agreements thereunder governing such Trikon Option immediately prior to the Effective Time, except that (i) each Trikon Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of New Athletics Common Stock equal to the product of (x) the number of shares of Trikon Common Stock that were issuable upon the exercise of such Trikon Option immediately prior to the Effective Time multiplied by (y) the Trikon Exchange Ratio, rounded down to the nearest whole number of shares of New Athletics Common Stock and (ii) the per share exercise price for the shares of New Athletics Common Stock issuable upon the exercise of such Trikon Option shall be equal to the quotient determined by dividing (x) the exercise price per share of Trikon Common Stock at which such Trikon Option was exercisable immediately prior to the Effective Time by (y) the Trikon Exchange Ratio, rounded up to the nearest whole cent. The conversion of any Trikon Options which are incentive stock options within the meaning of Section 422 of the Code, into options to purchase New Athletics Common Stock is intended to be made so as not to constitute a "modification" of such Trikon Options within the meaning of Section 424 of the Code. Continuous employment with Trikon or its subsidiaries shall be credited to the optionee for purposes of determining the vesting of all assumed Trikon Options after the Effective Time.

                Section 2.4.2    Aviza Options.    At the Effective Time, all unexercised and unexpired options to purchase shares of Aviza Common Stock ("Aviza Options") outstanding immediately prior to the Effective Time under the Aviza Technology, Inc. 2003 Equity Incentive Plan or any other plan, agreement or arrangement listed on Section 2.4.2 of the Aviza Disclosure Schedule (collectively, the "Aviza Stock Option Plans"), whether or not then exercisable, shall be assumed by New Athletics. Section 2.4.2 of the Aviza Disclosure Schedule includes information with respect to any rights that provide for the acceleration or other changes in the vesting provisions or other terms under the Aviza Options or Aviza Stock Option Plans as a result of the Aviza Merger (either alone or in connection with additional or subsequent events). Each Aviza Option so assumed by New Athletics under this Agreement shall in all material respects continue to have, and be subject to, the same terms and conditions as set forth in the Aviza Stock Option Plan and any agreements thereunder governing such Aviza Option immediately prior to the Effective Time, except that (i) each Aviza Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of New Athletics Common Stock equal to the product of (x) the number of shares of Aviza Common Stock that were issuable upon the exercise of such Aviza Option immediately prior to the Effective Time multiplied by (y) the Aviza Exchange Ratio, rounded down to the nearest whole number of shares of New Athletics Common Stock and (ii) the per share exercise price for the shares of New Athletics Common Stock issuable upon the exercise of such Aviza Option shall be equal to the quotient determined by dividing (x) the exercise price per share of Aviza Common Stock at which such Aviza Option was exercisable immediately prior to the Effective Time by (y) the Aviza Exchange Ratio, rounded up to the nearest whole cent. The conversion of any Aviza Options which are incentive stock options within the meaning of Section 422 of the Code, into options to purchase New Athletics Common Stock is intended to be made so as not to constitute a "modification" of such Aviza Options within the meaning of Section 424 of the Code. Continuous employment with Aviza or its subsidiaries shall be credited to the optionee for purposes of determining the vesting of all assumed Aviza Options after the Effective Time.

        Section 2.5    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, shares of Aviza Stock, if any, issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Aviza Merger and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL (a "Dissenting Stockholder") shall not be converted into the right to receive shares of New Athletics Common Stock as provided in Section 2.1 hereof at or after the Effective Time, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal under the DGCL. A Dissenting Stockholder may receive payment of the fair value of the shares of Aviza Stock issued and outstanding immediately prior to the Effective Time and held by such Dissenting Stockholder ("Dissenting Shares") in accordance with the provisions of the DGCL, provided that such Dissenting Stockholder complies with Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist and shall represent only the right to receive the fair value thereof in accordance with the DGCL. If, after the Effective Time, any Dissenting Stockholder fails to perfect or effectively withdraws or otherwise loses such Dissenting Stockholder's right to appraisal, such Dissenting Stockholder's Dissenting Shares shall thereupon be treated as if they had been converted, as of the Effective Time, into the right to receive shares of New Athletics Common Stock as provided in Section 2.1. Aviza shall give Trikon (i) prompt notice of any demands for appraisal, withdrawals of demands for appraisal and any other instruments served under the DGCL and (b) the opportunity to participate in all negotiations, proceedings or settlements with respect to demands for appraisal under the DGCL. Aviza shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with Trikon's prior written consent, settle or offer to settle any such demands.

Article 3.
Representations and Warranties of Aviza

        Except as set forth in the Disclosure Schedule delivered by Aviza to Trikon prior to the execution of this Agreement (the "Aviza Disclosure Schedule"), which identifies exceptions by specific Section references, Aviza hereby represents and warrants to Trikon as follows:

        Section 3.1    Organization and Qualification; Subsidiaries.    Aviza is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each subsidiary of Aviza (each an "Aviza Subsidiary" and, collectively, the "Aviza Subsidiaries") has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Aviza and each Aviza Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Aviza and each Aviza Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have an Aviza Material Adverse Effect. Section 3.1 of the Aviza Disclosure Schedule sets forth a true and complete list of all of the Aviza Subsidiaries. None of Aviza or any Aviza Subsidiary holds an Equity Interest in any other person other than the Aviza Subsidiaries.

        Section 3.2    Certificate of Incorporation and Bylaws; Corporate Books and Records.    The copies of Aviza's Third Amended and Restated Certificate of Incorporation (the "Aviza Certificate") and Bylaws (the "Aviza Bylaws") previously delivered to Trikon are complete and correct copies thereof as in effect on the date hereof. Aviza is not in violation of any of the provisions of the Aviza Certificate or the Aviza Bylaws. True and complete copies of all minute books of Aviza have been made available by Aviza to Trikon.

        Section 3.3    Capitalization.    The authorized capital stock of Aviza consists of Ten Million Twenty Thousand (10,020,000) shares of Aviza Preferred Stock, Ten Million (10,000,000) of which are designated Series A Preferred Stock and Twenty Thousand (20,000) of which are designated Series B Preferred Stock, and Seventeen Million (17,000,000) shares of Aviza Common Stock. As of the date hereof, (A) Five Million Eight Hundred Four Thousand Four Hundred Forty-Six (5,804,446) shares of Aviza Series A Preferred Stock were issued and outstanding, each of which was validly issued and fully paid, nonassessable and free of preemptive rights and convertible into one (1) share of Aviza Common Stock; (B) Twenty Thousand (20,000) shares of Aviza Series B Preferred Stock were issued and outstanding, each of which was validly issued and fully paid, nonassessable and free of preemptive rights; (C) Two Hundred Eighty Thousand One Hundred (280,100) shares of Aviza Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights; (D) no shares of Aviza Stock were held in the treasury of Aviza or by the Aviza Subsidiaries; (E) One Million Nine Hundred Thirty-Three Thousand Five Hundred (1,933,500) shares of Aviza Common Stock were issuable (and such number was reserved for issuance) upon exercise of Aviza Options outstanding as of such date and (F) Three Million Five Hundred Fifty-Five Thousand Six Hundred (3,555,600) shares of Aviza Series A Preferred Stock were issuable (and such number was reserved for issuance) upon exercise of Aviza Warrants outstanding as of such date. Except for (A) Aviza Options to purchase One Million Nine Hundred Thirty-Three Thousand Five Hundred (1,933,500) shares of Aviza Common Stock and (B) Aviza Warrants to purchase Three Million Five Hundred Fifty-Five Thousand Six Hundred (3,555,600) shares of Aviza Series A Preferred Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Aviza or any Aviza Subsidiary is a party or by which Aviza or any Aviza Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of Aviza or any Aviza Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Aviza or any Aviza Subsidiary to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Aviza or any Aviza Subsidiary. Since October 31, 2004, Aviza has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 3.3. Aviza has previously provided Trikon with a true and complete list, as of the date hereof, of the prices at which all outstanding Aviza Options and Aviza Warrants may be exercised, the number of Aviza Options and Aviza Warrants outstanding at each such price and the vesting schedule for each Aviza Option. All shares of Aviza Stock subject to issuance pursuant to Aviza Options and Aviza Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding contractual obligations of Aviza or any Aviza Subsidiary (A) restricting the transfer of; (B) affecting the voting rights of; (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (D) requiring the registration for sale of or (E) granting any preemptive or antidilutive right with respect to, any shares of Aviza Stock or any capital stock of, or other Equity Interests in, Aviza or any Aviza Subsidiary. Each outstanding share of capital stock of each Aviza Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Aviza or another Aviza Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Aviza's or such other Aviza Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Aviza or any Aviza Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Aviza Subsidiary or any other person, other than guarantees by Aviza of any indebtedness or other obligations of any wholly owned Aviza Subsidiary.

        Section 3.4    Authority.

                Section 3.4.1    Aviza has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by Aviza. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by Aviza and the consummation by Aviza of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Aviza and no other corporate proceedings on the part of Aviza and no votes of Aviza's stockholders are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby other than, with respect to the Aviza Merger, as provided in Section 3.19 hereof. The Aviza Board has approved this Agreement and each Ancillary Agreement to which Aviza is a party, declared advisable the transactions contemplated hereby and thereby and has directed that this Agreement and each Ancillary Agreement and the transactions contemplated hereby and thereby be submitted to Aviza's stockholders for adoption and approval. This Agreement and each Ancillary Agreement to which Aviza is a party has been duly authorized and validly executed and delivered by Aviza and constitutes a legal, valid and binding obligation of Aviza, enforceable against Aviza in accordance with its respective terms.

                Section 3.4.2    Aviza has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or any Ancillary Agreement and the transactions contemplated hereby and thereby, including the Aviza Merger, without any further action on the part of Aviza's stockholders or the Aviza Board. No other state takeover statute or similar statute or regulation is applicable to or purports to be applicable to the Aviza Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

        Section 3.5    No Conflict; Required Filings and Consents.

                Section 3.5.1    The execution and delivery of this Agreement and each Ancillary Agreement to which Aviza is party by Aviza does not, and the performance hereof and thereof by Aviza will not, (A) (assuming the Aviza stockholder approval set forth in Section 3.19 hereof is obtained) conflict with or violate any provision of the Aviza Certificate or the Aviza Bylaws or any equivalent organizational documents of any Aviza Subsidiary; (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 hereof have been obtained and all filings and notifications described in Section 3.5.2 hereof have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Aviza or any Aviza Subsidiary or by which any property or asset of Aviza or any Aviza Subsidiary is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Aviza or any Aviza Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, Aviza Permit or other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Aviza Merger; (2) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (3) have an Aviza Material Adverse Effect.

                Section 3.5.2    The execution and delivery of this Agreement and each Ancillary Agreement to which Aviza is a party by Aviza does not, and the performance hereof and thereof by Aviza will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the HSR Act, foreign or supranational antitrust and competition laws and the filing and recordation of the Certificates of Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay consummation of the Aviza Merger; (y) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (z) have an Aviza Material Adverse Effect.

        Section 3.6    Permits; Compliance With Law.    Each of Aviza and each Aviza Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Aviza and each Aviza Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as it is being conducted as of the date hereof (the "Aviza Permits"), and all such Aviza Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Aviza Permits would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Aviza Merger; (B) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have an Aviza Material Adverse Effect. None of Aviza or any Aviza Subsidiary is in conflict with, or in default or violation of, (x) any Law applicable to Aviza or any Aviza Subsidiary or by which any property or asset of Aviza or any Aviza Subsidiary is bound or affected or (y) any Aviza Permits, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Aviza Merger; (B) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have an Aviza Material Adverse Effect.

        Section 3.7    Financial Statements.

                Section 3.7.1    Section 3.7.1 of the Aviza Disclosure Schedule sets forth the audited consolidated balance sheets of Aviza and the consolidated Aviza Subsidiaries (or their predecessors) as of September 24, 2004 (the "Aviza Balance Sheet"), October 9, 2003 and December 31, 2002 and the related audited consolidated statements of operations and cash flows of Aviza and the consolidated Aviza Subsidiaries (or their predecessors) for the periods then ended (collectively, the "Aviza Financial Statements"). The Aviza Financial Statements were prepared in accordance with GAAP applied (except as may be indicated in the notes thereto) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects the consolidated financial position, results of operations and cash flows of Aviza and the consolidated Aviza

Subsidiaries as of the respective dates thereof and for the respective periods indicated therein. The books and records of Aviza and each Aviza Subsidiary have been, and are being, maintained in accordance with applicable legal and accounting requirements.

                Section 3.7.2    Except as and to the extent set forth on the Aviza Balance Sheet, including the notes thereto, none of Aviza or any consolidated Aviza Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 24, 2004 that would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Aviza Merger; (B) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have an Aviza Material Adverse Effect.

                Section 3.7.3    Each of Aviza and the Aviza Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        Section 3.8    Disclosure Documents.    The Registration Statement, the Proxy Statement and any Other Filings, and any amendments or supplements thereto, do not, and will not, at (A) the time the Registration Statement is declared effective; (B) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Trikon; (C) the time of the Trikon Stockholders' Meeting and (D) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.8 shall only apply to statements or omissions included in the Registration Statement, the Proxy Statement or any Other Filings based upon information furnished in writing by Aviza to New Athletics or Trikon specifically for use therein.

        Section 3.9    Absence of Certain Changes or Events.    Since September 24, 2004, except as specifically contemplated by this Agreement, Aviza and each Aviza Subsidiary has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (A) any Aviza Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have an Aviza Material Adverse Effect; (B) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement or any Ancillary Agreement to which it is a party by Aviza or (C) any action taken by Aviza or any Aviza Subsidiary during the period from September 25, 2004, through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 hereof.

        Section 3.10    Employee Benefit Plans.

                Section 3.10.1    Section 3.10.1 of Aviza Disclosure Schedule sets forth a true and complete list of each "employee benefit plan" as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other plan, policy, program, practice or agreement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Aviza or any Aviza ERISA Affiliate (including where those people are domiciled outside the United States), which are now, or were within the past three (3) years, maintained, sponsored or contributed to by Aviza or any Aviza ERISA Affiliate, or under which Aviza or any Aviza ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs or practices (each an "Aviza Benefit Plan"). Neither Aviza nor, to the knowledge of Aviza, or any other person has any express or implied commitment, whether legally enforceable or not, to materially modify, change or terminate any Aviza Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

                With respect to each Aviza Benefit Plan, Aviza has delivered to Trikon true, correct and complete copies of (A) each Aviza Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto; (B) all summaries and summary plan descriptions, including any summary of material modifications; (C) the three (3) most recent annual reports (Form 5500 series) filed with the IRS (or foreign equivalent) with respect to such Aviza Benefit Plan; (D) the three (3) most recent actuarial reports or other financial statements relating to such Aviza Benefit Plan; (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Aviza Benefit Plan and any pending request for such a determination letter; (F) the three (3) most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Aviza Benefit Plan and (G) all filings made with any Governmental Entity, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

                Section 3.10.2    Each Aviza Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of Aviza Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the Aviza Balance Sheet. With respect to the Aviza Benefit Plans, no event has occurred and, to the knowledge of Aviza, there exists no condition or set of circumstances in connection with which Aviza could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Aviza Benefit Plans, ERISA, the Code or any other applicable Law.

                Section 3.10.3    (A) Each Aviza Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has either received a favorable determination letter from the IRS as to its qualified status and each trust established in connection with any Aviza Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Aviza's knowledge no fact or event has occurred that could adversely affect the qualified status of any such Aviza Benefit Plan or the exempt status of any such trust; (B) to Aviza's knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Aviza Benefit Plan that could result in liability to Aviza or an Aviza ERISA Affiliate; (C) each Aviza Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than liability for ordinary administrative expenses typically incurred in a termination event); (D) to the knowledge of Aviza, no suit, administrative proceeding, claim, demand, dispute, action or other litigation has been brought, is pending or is threatened or reasonably anticipated, against, in connection with, or with respect to any Aviza Benefit Plan, including any audit, inquiry or proceeding by the IRS or United States Department of Labor or any other Governmental Entity (other than routine benefits claims); (E) no Aviza Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) ("Multiemployer Plan") or other pension plan subject to Title IV of ERISA and none of Aviza or any Aviza ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA; (F) no material liability under Title IV of ERISA or any other retirement benefit plan for the benefit of current or former Aviza employees which has as its sponsor or principal company a company that was not Aviza or an Aviza ERISA Affiliate has been incurred by Aviza or any Aviza ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Aviza or any Aviza ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder; (G) none of the assets of Aviza or any Aviza ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code; (H) all Tax, annual reporting and other governmental filings required by ERISA and the Code or other applicable Laws have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants; (I) all contributions and payments to Aviza Benefit Plans in respect of employees based in the United States are deductible under Sections 162 or 404 of the Code; (J) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code and (K) no excise Tax could be imposed upon Aviza under Chapter 43 of the Code.

                Section 3.10.4    With respect to each Aviza Benefit Plan required to be set forth in Section 3.10.1 of the Aviza Disclosure Schedule that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (A) no "reportable event" (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur; (B) there was not an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Aviza Benefit Plan; (C) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA, but excluding from the definition of "current value" of "assets" accrued but unpaid contributions) and each such plan has been maintained in compliance with the minimum funding standards of ERISA and the Code; (D) Aviza and each Aviza ERISA Affiliate has made when due any "required installments" within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply; (E) none of Aviza or any Aviza ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code; (F) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation ("PBGC"); (G) each such plan is fully funded on a termination basis as of the Effective Time and (H) no filing has been made by Aviza or any Aviza ERISA Affiliate with the PBGC and no proceeding has been commenced by the PBGC to terminate any Aviza Benefit Plan and no condition exists which could constitute grounds for the termination of any such Aviza Benefit Plan by the PBGC.

                Section 3.10.5    With respect to each Aviza Benefit Plan that is a Multiemployer Plan, (A) none of Aviza or any Aviza ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does Aviza or any Aviza ERISA Affiliate expect to withdraw in a "complete withdrawal" or "partial withdrawal" within the meaning of Section 4203 and 4205 of ERISA; (B) all contributions required to be made to any such Aviza Benefit Plan have been timely made and (C) to the best knowledge of Aviza, no such Multiemployer Plan has been terminated or has been in or is about to be in reorganization under ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to Aviza or any Aviza ERISA Affiliate. Neither Aviza nor any Aviza ERISA Affiliate has ever maintained, established, sponsored or participated in, or contributed to, any plan described in Section 413(c) of the Code or a "funded welfare plan" within the meaning of Section 418 of the Code. No Aviza Benefit Plan provides health benefits that are not fully insured through an insurance contract.

                Section 3.10.6    No amount that could be received (whether in cash, securities, property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement (either alone or upon the occurrence of any additional or subsequent events), by any employee, officer or director of Aviza or any Aviza ERISA Affiliate who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1)

under any Aviza Benefit Plan, loan, employment, severance, termination or other agreement could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Set forth in Section 3.10.6 of the Aviza Disclosure Schedule is the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement or any Ancillary Agreement under all employment, severance and termination agreements, other compensation arrangements and Aviza Benefit Plans currently in effect.

                Section 3.10.7    Except as required by Law, no Aviza Benefit Plan provides any retiree or post-employment medical or life insurance benefits to any person. No Aviza Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. Aviza and each Aviza ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), and the regulations (including proposed regulations) thereunder.

                Section 3.10.8    With respect to any Aviza Benefit Plan for the benefit of employees, former employees or dependents thereof who perform services outside of the United States (each, an "Aviza Foreign Plan"): (A) if intended to qualify for special Tax treatment, the Aviza Foreign Plans meet all requirements for such treatment; (B) if intended to be funded and/or book-reserved, the Aviza Foreign Plans are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (C) no material liability exists or reasonably could be imposed upon the assets of Aviza or any Aviza ERISA Affiliate by reason of such Aviza Foreign Plans; (D) no Aviza ERISA Affiliate is or has ever been the sponsor or principal employer to any Aviza Foreign Plan that is a plan, scheme or arrangement for the provision of any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) except for any such benefits that are sponsored by a Governmental Entity or required by statute (together referred to as "Pension Benefits"); (E) no employee or former employee of Aviza or any Aviza Subsidiary who is domiciled in the U.K., Germany or Holland (or any of their dependents) is entitled to, as a result of the Acquired Rights Directive 2001/23/EC or any national legislation implementing the Acquired Rights Directive 2001/23/EC, to any Pension Benefits that become payable before their normal retirement age as stated in their contract of employment or the benefit scheme itself and (F) the assets of each Aviza Foreign Plan that provided Pension Benefits are sufficient to satisfy its respective liabilities (current and contingent) as of the date of this Agreement or have been properly accrued in the Aviza Financial Statements in accordance with generally accepted accounting principles.

                Section 3.10.9    The execution of this Agreement and the consummation of the transactions contemplated hereby will not, to the knowledge of Aviza, cause a violation of Section 402 of the Sarbanes-Oxley Act of 2002.

        Section 3.11    Labor and Other Employment Matters.

                Section 3.11.1    Each of Aviza and each Aviza Subsidiary is in compliance, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, and wages and hours. None of Aviza or any Aviza Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Aviza and each Aviza Subsidiary has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. To the knowledge of Aviza, there are no pending, threatened or reasonably anticipated claims or actions against Aviza under any workers' compensation policy or long-term disability policy. Neither Aviza nor any Aviza Subsidiary has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, except as would not result in material liability to Aviza or any Aviza Subsidiary.

                Section 3.11.2    Aviza has identified in Section 3.11.2 of the Aviza Disclosure Schedule and has made available to Trikon true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to Aviza or any Aviza Subsidiary; (B) all severance programs and policies of Aviza and each Aviza Subsidiary with or relating to its employees and (C) all plans, programs, agreements and other arrangements of Aviza and each Aviza Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. None of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Aviza or any Aviza Subsidiary or affiliate from Aviza or any Aviza Subsidiary or affiliate under any Aviza Benefit Plan or otherwise, other than continuation of health care coverage as required by COBRA or similar state Law; (B) significantly increase any benefits otherwise payable under any Aviza Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits. No individual who is a party to an employment agreement listed in Section 3.11.2 of the Aviza Disclosure Schedule or any agreement incorporating change in control provisions with Aviza has terminated employment or been terminated, nor, to the knowledge of Aviza, has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of Aviza under such agreement. Section 3.11.2 of the Aviza Disclosure Schedule sets forth Aviza's best estimates of the amounts payable to the executives listed therein, as a result of the transactions contemplated by this Agreement, or any Ancillary Agreement, either alone or in connection with additional or subsequent events (including any cash-out or acceleration of options and restricted stock and any "gross-up" payments with respect to any of the foregoing), based on compensation data applicable as of the date of the Aviza Disclosure Schedule and the assumptions stated therein.

                Section 3.11.3    To the knowledge of Aviza, there are no pending, threatened or reasonably anticipated claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Aviza Benefit Plan, any fiduciaries thereof with respect to their duties to Aviza Benefit Plans or the assets of any of the trusts under any of Aviza Benefit Plans which could reasonably be expected to result in any material liability of Aviza or any Aviza Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any Multiemployer Plan.

                Section 3.11.4    No work stoppage or labor strike against Aviza or any Aviza ERISA Affiliate is, to the knowledge of Aviza, pending or threatened or reasonably anticipated. Aviza does not know of any activities or proceedings of any labor union to organize any employees of Aviza or any Aviza Subsidiary. To the knowledge of Aviza, there are no actions, suits, claims, labor disputes or grievances pending, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of Aviza or any Aviza Subsidiary, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined would, individually or in the aggregate, result in a material liability to Aviza or any Aviza Subsidiary. Neither Aviza nor any Aviza Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Aviza nor any Aviza Subsidiaries are presently, or have been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to employees and no collective bargaining agreement is being negotiated with respect to employees. Neither Aviza nor any Aviza Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law which remains unsatisfied.

                Section 3.11.5    Labor and Other Employment Matters.

                        Section 3.11.5.1    Workforce.    A true and complete list setting forth the name, length of service and date of birth of all employees of Aviza or an Aviza Subsidiary who are domiciled outside of the United States ("Aviza Non-U.S. Employees") has been made available by Aviza to Trikon.

                        Section 3.11.5.2    Terms and Conditions of Engagement.    True and complete copies of all documents containing the material terms and conditions of engagement in respect of each Aviza Non-U.S. Employee and the particulars of all employment policies (whether contractual or otherwise) that apply to Aviza Non-U.S. Employees have been made available by Aviza to Trikon. No European Aviza Subsidiary has a legal obligation or ex gratia arrangement to pay pensions, gratuities, superannuation, allowances or any other benefit to any person who is not Aviza Non-U.S. Employee.

                        Section 3.11.5.3    Transfer of Undertakings.    During the twelve (12)-month period prior to the Effective Time, no European Aviza Subsidiary has been party to any relevant transfer as defined in the local legislation of each member state of the European Union implementing the Acquired Rights Directive 2001/23/EC (a "Relevant Transfer"). No Aviza Non-U.S. Employee (or former employee) has transferred to any European Aviza Subsidiary under a Relevant Transfer who at any time prior to the Relevant Transfer: (i) was a member of an occupational pension scheme or (ii) was a member of a scheme providing an interest in or option over shares where that scheme has not been materially replicated by the European Aviza Subsidiary.

                        Section 3.11.5.4    Employees Representatives and Collective Agreements.    No European Aviza Subsidiary has, within the past two (2) years, recognized (or done any act which would reasonably be construed as recognition of) any trade union, whether voluntarily or not. No European Aviza Subsidiary is obligated to consult with any works council, staff association or any other employee labor representative. Each European Aviza Subsidiary has materially complied with all collective, workforce and other agreements and obligations affecting its relations with, or the conditions of service of its employees. Each European Aviza Subsidiary has at all times materially complied with its obligations to inform and/or consult with employee representatives of its employees.

        Section 3.12    Tax Treatment.    None of Aviza, any Aviza Subsidiary or, to the knowledge of Aviza, any of Aviza's affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code and the regulations promulgated thereunder. To Aviza's knowledge, there is no agreement, plan or other circumstance that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code and the regulations promulgated thereunder.

        Section 3.13    Contracts.    None of Aviza or any Aviza Subsidiary is a party to or bound by any Contract (A) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement or any Ancillary Agreement or (B) which, as of the date hereof, (1) would be a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (2) which involves aggregate expenditures in excess of $250,000 (or, in the case of purchase orders and supply contracts, $500,000); (3) which involves annual expenditures in excess of $250,000 and is not cancelable within one year; (4) which contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Aviza, any Aviza Subsidiary or any of Aviza's current or future affiliates, or which restricts the conduct of any line of business by Aviza, any Aviza Subsidiary or any of Aviza's current or future affiliates or any geographic area in which Aviza, any Aviza Subsidiary or any of Aviza's current or future affiliates may conduct business, in each case in any material respect or (5) which would prohibit or materially delay the consummation of the Aviza Merger or any of the transactions contemplated by this Agreement or any Ancillary Agreement. Each Contract of the type described in this Section 3.13, whether or not set forth in Section 3.13 of the Aviza Disclosure Schedule, is referred to herein as an "Aviza Material Contract." Each Aviza Material Contract is valid and binding on Aviza and each Aviza Subsidiary that is a party thereto and, to Aviza's knowledge, each other party thereto, and in full force and effect, and Aviza and each Aviza Subsidiary has in all material respects performed all obligations required to be performed by it to the date hereof under each Aviza Material Contract and, to Aviza's knowledge, each other party to each Aviza Material Contract has in all material respects performed all obligations required to be performed by it under such Aviza Material Contract. None of Aviza or any Aviza Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Aviza Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound. Section 3.13 of the Aviza Disclosure Schedule provides Aviza's good faith estimate of the additional costs which will accrue to Aviza under the contracts described in clause (A) of this Section 3.13 as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, and such estimate is, in the aggregate, accurate in all material respects.

        Section 3.14    Litigation.    Section 3.14 of the Aviza Disclosure Schedule sets forth, as of the date hereof, to the knowledge of Aviza, all suits, claims, actions, proceedings or investigations pending or threatened in writing against Aviza or any Aviza Subsidiary or for which Aviza or any Aviza Subsidiary is obligated to indemnify a third party. To the knowledge of Aviza, there are no suits, claims, actions, proceedings or investigations pending or threatened in writing against Aviza or any Aviza Subsidiary or for which Aviza or any Aviza Subsidiary is obligated to indemnify a third party that (1) has had or would, individually or in the aggregate, reasonably be expected to have an Aviza Material Adverse Effect or (2) challenges the validity or propriety, or seeks to prevent or materially delay consummation of the Aviza Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement. None of Aviza or any Aviza Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding which has had or would, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Aviza Merger; (2) otherwise prevent or materially delay performance by Aviza of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (3) result in an Aviza Material Adverse Effect.

        Section 3.15    Environmental Matters.    Except as would not, individually or in the aggregate, reasonably be expected to have an Aviza Material Adverse Effect:

                Section 3.15.1    No fact, circumstance or condition exists with respect to Aviza or any Aviza Subsidiary or any property currently or formerly owned, operated or leased by Aviza or any Aviza Subsidiary or any property to which Aviza or any Aviza Subsidiary arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in Aviza or any Aviza Subsidiary incurring any costs or liabilities under any Environmental Law.

                Section 3.15.2    Aviza and each Aviza Subsidiary (A) is in compliance with all, and is not presently incurring and is not reasonably likely to actually incur any liability with respect to any violation of any, applicable Environmental Laws; (B) holds or has applied for all Environmental Permits necessary to conduct their current operations; (C) is in compliance with their respective Environmental Permits and (D) does not have knowledge of the release of any Hazardous Materials in, on, under or above any real property owned or leased by Aviza or any Aviza Subsidiary.

                Section 3.15.3    None of Aviza or any Aviza Subsidiary has received any written notice, demand, letter, claim or request for information alleging that Aviza or any Aviza Subsidiary may be in violation of, or is reasonably likely to incur liability under, any Environmental Law.

                Section 3.15.4    None of Aviza or any Aviza Subsidiary (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of Aviza, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

                Section 3.15.5    None of the real property owned or leased by Aviza or any Aviza Subsidiary is listed or, to the knowledge of Aviza, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

        Section 3.16    Intellectual Property.

                Section 3.16.1.    General.    Section 3.16.1 of the Aviza Disclosure Schedule lists all of the Intellectual Property Rights owned by Aviza that Aviza has registered or has applied for registration with any Governmental Entity (including the United States Patent and Trademark Office). In the three (3)-year period immediately preceding the date of this Agreement, Aviza has not transferred ownership of any Intellectual Property Rights that were subject to a registration or application with any Governmental Entity. To the knowledge of Aviza, Aviza owns or has the valid and enforceable right to use, whether through ownership, licensing or otherwise, all Intellectual Property material to the businesses of Aviza and each Aviza Subsidiary as such businesses are conducted on the date hereof. No written claim of invalidity or conflicting ownership rights with respect to any material Intellectual Property owned or used by Aviza ("Aviza Material Intellectual Property," and the Intellectual Property Rights therein, the "Aviza Material Intellectual Property Rights") has been made by a third party against Aviza or any Aviza Subsidiary and no such Aviza Material Intellectual Property is, to the knowledge of Aviza, the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding. No person has given written notice to Aviza or any Aviza Subsidiary that the use of any Aviza Material Intellectual Property by Aviza or any Aviza Subsidiary or any of their licensees (under license from Aviza or any Aviza Subsidiary) is infringing, misappropriating or otherwise violating any third-party Intellectual Property Rights. To Aviza's knowledge, Aviza's making, using, selling, manufacturing, marketing, licensing, reproduction, distribution or publishing of its process, machine, manufacture or product has not involved and does not involve any infringement, misappropriation or violation of any Intellectual Property Rights of any third party. To Aviza's knowledge, there exists no prior act or current conduct or use by Aviza, any Aviza Subsidiary or any third party that has materially affected, voided or invalidated any Aviza Material Intellectual Property. The execution, delivery and performance by Aviza of this Agreement and each Ancillary Agreement to which Aviza is a party and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement to which Aviza is a party concerning any Aviza Material Intellectual Property, and will not as a result of any such agreement or instrument to which Aviza is bound cause the impairment or invalidity of any Aviza Material Intellectual Property.

                Section 3.16.2    Outbound and Inbound Licenses.    Other than non-exclusive licenses granted in the ordinary course of business, Section 3.16.2 of the Aviza Disclosure Schedule accurately identifies each Contract pursuant to which (i) any person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Aviza Material Intellectual Property and (ii) Aviza or any Aviza Subsidiary has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material third-party Intellectual Property. Following the Closing Date, the Aviza Surviving Corporation will be permitted to exercise all of Aviza's and the Aviza Subsidiaries' rights under such Contracts to the same extent Aviza and the Aviza Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred. Aviza is not bound by, and no Aviza Material Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Aviza or any Aviza Subsidiary to use, exploit, assert or enforce any Aviza Material Intellectual Property anywhere in the world.

                Section 3.16.3    Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) Aviza's granting to any third party, forfeiting or terminating any right to or with respect to any Aviza Material Intellectual Property; (ii) Aviza's being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business or (iii) Aviza's being obligated to pay any royalties or other amounts to any third party in excess of those payable by Aviza prior to the Closing.

                Section 3.16.4    Aviza Material Intellectual Property.    Aviza exclusively owns, or has the license to use, all right, title, and interest to and in Aviza Material Intellectual Property free and clear of any encumbrances (other than non-exclusive licenses granted in the ordinary course of business). Aviza and its Subsidiaries have taken reasonable steps to protect their right, title and interest in all Aviza Material Intellectual Property in the ordinary course of business. Without limiting the generality of the foregoing: (i) Aviza and the Aviza Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that Aviza or any Aviza Subsidiary holds, or purports to hold, as a trade secret; (ii) all documents and instruments necessary to perfect and maintain the rights of Aviza or any Aviza Subsidiary in Aviza Material Intellectual Property Rights have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Entity except where Aviza has made a reasonable business judgment not to maintain or perfect such Aviza Material Intellectual Property Rights through registration with a Governmental Entity; (iii) no funding, facilities, or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Aviza Material Intellectual Property and (iv) Aviza or any Aviza Subsidiary is not and never was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate Aviza or any Aviza Subsidiary to grant or offer to any other person any license or right to any Aviza Material Intellectual Property Rights. To Aviza's knowledge, no person has infringed, misappropriated, or otherwise violated, and no person is (or is suspected to be) currently infringing, misappropriating or otherwise violating any Aviza Material Intellectual Property Rights.

                Section 3.16.5    Employees and Contractors.    Each person who is or was an employee or contractor of Aviza or any Aviza Subsidiary and who is or was involved in the creation or development of any Aviza Material Intellectual Property has signed a valid, enforceable agreement containing an assignment of Intellectual Property to Aviza and appropriate confidentiality provisions, except to the extent such an agreement is not permitted by relevant Law. To Aviza's knowledge, no current employee of Aviza or any Aviza Subsidiary is (and no former employee of Aviza or any Aviza Subsidiary was, during the term of his or her employment with Aviza or any Aviza Subsidiary) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Aviza or any Aviza Subsidiary or (B) in breach of any Contract with any former employer or other person concerning Intellectual Property rights or confidentiality.

                Section 3.16.6    Bugs.    To Aviza's knowledge, none of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by Aviza or any Aviza Subsidiary contains any bug, defect (including any material deviation from such software's written specifications) or error that materially and adversely affects the use, functionality or performance of such software or any product or system containing or used in conjunction with such software.

        Section 3.17    Taxes.

                Section 3.17.1    Aviza and each Aviza Subsidiary has timely filed all Tax Returns with the appropriate taxing authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. All Taxes due and payable by any of Aviza and the Aviza Subsidiaries (whether or not shown due on such filed Tax Returns) have been paid, and the unpaid Taxes of Aviza and the Aviza Subsidiaries did not, as of the dates of the most recent Aviza Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such Aviza Financial Statements, and none of Aviza or any Aviza Subsidiary has incurred any liability for Taxes since the date of the most recent Aviza Financial Statements other than in the ordinary course of business, in each case subject to such exceptions as would not be reasonably expected to be material.

                Section 3.17.2    Except as would not be reasonably expected to be material: (A) no deficiencies for Taxes with respect to any of Aviza and the Aviza Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity; (B) to the knowledge of Aviza, there are no pending or threatened audits, assessments, investigations or other actions for or relating to any liability in respect of Taxes of any of Aviza and the Aviza Subsidiaries; (C) there are no matters under discussion with any Governmental Entity, or known to Aviza or any Aviza Subsidiary with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to any of Aviza and the Aviza Subsidiaries and (D) no claim has ever been made by an authority in a jurisdiction where any of Aviza or Aviza Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither Aviza nor any of the Aviza Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

                Section 3.17.3    There are no Tax liens upon any asset of Aviza or any Aviza Subsidiary except liens for current Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, if required in accordance with GAAP, have been provided in Aviza's most recent Aviza Financial Statements, subject to such exceptions as would not be reasonably expected to be material.

                Section 3.17.4    Aviza and each Aviza Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

                Section 3.17.5    None of Aviza or any Aviza Subsidiary is liable for the Taxes of any person (other than Aviza or the Aviza Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group Tax relief within a jurisdiction), as a transferee or successor, by contract or otherwise which could reasonably be expected to be material. None of Aviza or any Aviza Subsidiary has ever been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Aviza).

                Section 3.17.6    Aviza has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

                Section 3.17.7    None of Aviza or any Aviza Subsidiary is a party to any contract, plan or arrangement, under which it is obligated to make or to provide, or could be become obligated to make or to provide, a payment or benefit that would be nondeductible under Section 280G of the Code.

                Section 3.17.8    None of Aviza or any Aviza Subsidiary is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

                Section 3.17.9    Neither Aviza nor any Aviza Subsidiary has been a party to any distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

                Section 3.17.10    Neither Aviza nor any Aviza Subsidiary (A) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes; (B) owns a single member limited liability company which is treated as a disregarded entity; (C) is a stockholder of a "controlled foreign corporation" as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law; (D) is a "personal holding company" as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law) or (E) is a "passive foreign investment company" within the meaning of Section 1297 of the Code.

                Section 3.17.11    Neither Aviza nor any Aviza Subsidiary has engaged in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a Tax avoidance transaction and identified by notice, regulation or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

                Section 3.17.12    Neither Aviza nor any Aviza Subsidiary has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country.

                Section 3.17.13    Neither Aviza nor any Aviza Subsidiary has agreed or is required to make any adjustment under Section 481(a) of the Code as a result of any change in method of accounting.

        Section 3.18    Insurance.    Aviza maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Aviza (taking into account the cost and availability of such insurance). Section 3.18 of the Aviza Disclosure Schedule sets forth a list of all of Aviza's insurance policies.

        Section 3.19    Vote Required.    The affirmative vote of each of (A) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Aviza Series A Preferred Stock and (B) the holders of a majority in voting power of the outstanding shares of Aviza Series A Preferred Stock and Aviza Common Stock, voting together as a single class on an as-converted basis, are the only votes of the holders of Aviza Stock or other Equity Interests of Aviza necessary to adopt this Agreement and approve the Aviza Merger.

        Section 3.20    Brokers.    Except as set forth on Section 3.20 of the Aviza Disclosure Schedule, no broker, finder or investment banker (other than the Aviza Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Aviza Merger based upon arrangements made by or on behalf of Aviza or any Aviza Subsidiary. Aviza has heretofore made available to Trikon a true and complete copy of all agreements between Aviza and the Aviza Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Aviza Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

        Section 3.21    Real Property.

                Section 3.21.1    Section 3.21.1 of the Aviza Disclosure Schedule sets forth a complete and accurate list of all real property currently or previously owned by Aviza or any Aviza Subsidiary (collectively, the "Aviza Owned Real Property"). Except as set forth on Section 3.21.1 of the Aviza Disclosure Schedule, neither Aviza nor any Aviza Subsidiary owns or has ever owned any real property. Aviza or an Aviza Subsidiary owns all of the Aviza Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances.

                Section 3.21.2    Section 3.21.2 of the Aviza Disclosure Schedule sets forth a complete and accurate list of all leases, licenses and other agreements to which Aviza or any Aviza Subsidiary is a party pertaining to the use or occupancy of any real property by Aviza or any Aviza Subsidiary (collectively, the "Aviza Leases," the subject premises thereof, the "Aviza Leased Real Property" and, together with the Aviza Owned Property, the "Aviza Real Property"). Aviza has provided Trikon with a true and complete copy of each Aviza Lease. Each of Aviza and the Aviza Subsidiaries has complied in all material respects with the material terms of the Aviza Leases to which it is a party and under which it is currently in occupancy and enjoys peaceful and undisturbed possession of such Aviza Leased Real Property under the Aviza Leases. Neither Aviza nor any Aviza Subsidiary has transferred, mortgaged or assigned any interest in any Aviza Lease, nor has Aviza or any Aviza Subsidiary subleased or otherwise granted rights of use or occupancy of any Aviza Leased Real Property to any other person. Each Aviza Lease is in full force and effect and no material breach by Aviza or any Aviza Subsidiary exists under any Aviza Lease.

                Section 3.21.3    Each of the plants, buildings, structures and facilities located on the Aviza Owned Real Property is in reasonably good repair and operating condition in all material respects, ordinary wear and tear excepted. To the knowledge of Aviza, there are no pending or threatened activities of any Governmental Entity either planned, in process or completed which would reasonably be expected to give rise to any material special assessment against any Aviza Owned Real Property.

Article 4.
Representations and Warranties of Trikon

        Except as set forth in the Disclosure Schedule delivered by Trikon to Aviza prior to the execution of this Agreement (the "Trikon Disclosure Schedule"), which identifies exceptions by specific Section references, Trikon hereby represents and warrants to Aviza as follows:

        Section 4.1    Organization and Qualification; Subsidiaries.    Trikon is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each subsidiary of Trikon (each a "Trikon Subsidiary" and, collectively, the "Trikon Subsidiaries") has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Trikon and each Trikon Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Trikon and each Trikon Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Trikon Material Adverse Effect. Section 4.1 of the Trikon Disclosure Schedule sets forth a true and complete list of all of the Trikon Subsidiaries. None of Trikon or any Trikon Subsidiary holds an Equity Interest in any other person other than the Trikon Subsidiaries.

        Section 4.2    Certificate of Incorporation and Bylaws; Corporate Books and Records.    The copies of Trikon's Certificate of Incorporation (the "Trikon Certificate") and Bylaws (the "Trikon Bylaws") that are listed as exhibits to Trikon's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Trikon Form 10-K") are complete and correct copies thereof as in effect on the date hereof. Trikon is not in violation of any of the provisions of the Trikon Certificate or the Trikon Bylaws. True and complete copies of all minute books of Trikon and each Trikon Subsidiary have been made available by Trikon to Aviza.

        Section 4.3    Capitalization.    The authorized capital stock of Trikon consists of Twenty Million (20,000,000) shares of preferred stock, par value $0.001 per share, of Trikon (the "Trikon Preferred Stock" and, together with the Trikon Common Stock, the "Trikon Stock") and Fifty Million

(50,000,000) shares of Trikon Common Stock. As of the date hereof, (A) no shares of Trikon Preferred Stock were issued and outstanding; (B) Fifteen Million Seven Hundred Fifty-Four Thousand Nine Hundred Eighty-Five (15,754,985) shares of Trikon Common Stock were issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights; (C) no shares of Trikon Preferred Stock or Trikon Common Stock were held in the treasury of Trikon or by the Trikon Subsidiaries; (D) One Million Five Hundred Forty-Nine Thousand Two Hundred Sixty-Three (1,549,263) shares of Trikon Common Stock were issuable (and such number was reserved for issuance) upon exercise of Trikon Options outstanding as of such date and (E) Four Hundred Ninety-Five Thousand Ninety-Three (495,093) shares of Trikon Common Stock were issuable (and such number was reserved for issuance) upon exercise of Trikon Warrants outstanding as of such date. Except for (A) Trikon Options to purchase One Million Five Hundred Forty-Nine Thousand Two Hundred Sixty-Three (1,549,263) shares of Trikon Common Stock and (B) Trikon Warrants to purchase Four Hundred Ninety-Five Thousand Ninety-Three (495,093) shares of Trikon Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Trikon or any Trikon Subsidiary is a party or by which Trikon or any Trikon Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of Trikon or any Trikon Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Trikon or any Trikon Subsidiary to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Trikon or any Trikon Subsidiary. Since October 31, 2004, Trikon has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 4.3. Trikon has previously provided Aviza with a true and complete list, as of the date hereof, of the prices at which all outstanding Trikon Options and Trikon Warrants may be exercised, the number of Trikon Options and Trikon Warrants outstanding at each such price and the vesting schedule for each Trikon Option. All shares of Trikon Stock subject to issuance pursuant to Trikon Options and Trikon Warrants, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding contractual obligations of Trikon or any Trikon Subsidiary (A) restricting the transfer of; (B) affecting the voting rights of; (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (D) requiring the registration for sale of or (E) granting any preemptive or antidilutive right with respect to, any shares of Trikon Common Stock or any capital stock of, or other Equity Interests in, Trikon or any Trikon Subsidiary. Each outstanding share of capital stock of each Trikon Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Trikon or another Trikon Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Trikon's or such other Trikon Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Trikon or any Trikon Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Trikon Subsidiary or any other person, other than guarantees by Trikon of any indebtedness or other obligations of any wholly owned Trikon Subsidiary.

        Section 4.4    Authority.

                Section 4.4.1    Trikon has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by it. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by Trikon and the consummation by Trikon of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Trikon and no other corporate proceedings on the part of Trikon and no votes of Trikon's stockholders are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby, other than, with respect to the Trikon Merger and the approval and adoption of the New Athletics Certificate, as provided in Section 4.20 hereof. The Trikon Board has approved this Agreement and each Ancillary Agreement to which Trikon is a party, declared advisable the transactions contemplated hereby and thereby and has directed that this Agreement and each Ancillary Agreement to which Trikon is a Party and the transactions contemplated hereby and thereby be submitted to Trikon's stockholders for adoption and approval at a meeting of such stockholders. This Agreement and each Ancillary Agreement to which Trikon is a party has been duly authorized and validly executed and delivered by Trikon and constitutes a legal, valid and binding obligation of Trikon, enforceable against Trikon in accordance with its respective terms.

                Section 4.4.2    Trikon has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or any Ancillary Agreement to which Trikon is a party and the transactions contemplated hereby and thereby, including the Trikon Merger, without any further action on the part of Trikon's stockholders or the Trikon Board. No other state takeover statute or similar statute or regulation is applicable to or purports to be applicable to the Trikon Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

        Section 4.5    No Conflict; Required Filings and Consents.

                Section 4.5.1    The execution and delivery of this Agreement and each Ancillary Agreement to Trikon is a party by Trikon does not, and the performance hereof and thereof by Trikon will not, (A) (assuming the Trikon stockholder approval set forth in Section 4.20 hereof is obtained) conflict with or violate any provision of the Trikon Certificate or the Trikon Bylaws or any equivalent organizational documents of any Trikon Subsidiary; (B) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 hereof have been obtained and all filings and notifications described in Section 4.5.2 hereof have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Trikon or any Trikon Subsidiary or by which any property or asset of Trikon or any Trikon Subsidiary is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Trikon or any Trikon Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, Trikon Permit or other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Trikon Merger; (2) otherwise prevent or materially delay performance by Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (3) have a Trikon Material Adverse Effect.

                Section 4.5.2    The execution and delivery of this Agreement and each Ancillary Agreement to which Trikon is a party by Trikon does not, and the performance hereof and thereof by Trikon will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of NASDAQ, the HSR Act, foreign or supranational antitrust and competition laws and the filing and recordation of the Certificates of Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay consummation of the Trikon Merger; (y) otherwise prevent or materially delay performance by Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (z) have a Trikon Material Adverse Effect.

        Section 4.6    Permits; Compliance With Law.    Each of Trikon and each Trikon Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Trikon and each Trikon Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Trikon SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (collectively, the "Trikon Permits"), and all such Trikon Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Trikon Permits would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Trikon Merger; (B) otherwise prevent or materially delay performance by Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have a Trikon Material Adverse Effect. None of Trikon or any Trikon Subsidiary is in conflict with, or in default or violation of, (x) any Law applicable to Trikon or any Trikon Subsidiary or by which any property or asset of Trikon or any Trikon Subsidiary is bound or affected or (y) any Trikon Permits, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Trikon Merger; (B) otherwise prevent or materially delay performance by Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have a Trikon Material Adverse Effect.

        Section 4.7    SEC Filings; Financial Statements.

                Section 4.7.1    Trikon has timely filed or furnished all registration statements, prospectuses, definitive proxy statements, schedules and reports required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2003 (collectively, the "Trikon SEC Filings"). Each Trikon SEC Filing as of its applicable filing date, or on such date as it was amended and supplemented prior to the date of this Agreement, if applicable, complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be. As of the date of this Agreement, no Trikon Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

                Section 4.7.2    Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Trikon SEC Filings (the "Trikon Financial Statements"), as of their respective dates (or if amended or supplemented in a Trikon SEC Filing filed prior to the date of this Agreement, as of the date amended or supplemented) was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects the consolidated financial position, results of operations and cash flows of Trikon and the consolidated Trikon Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject to, in the case of unaudited financial statements, (A) normal year-end adjustments which will not be material and (B) the absence of footnotes that would appear in audited financial statements). The books and records of Trikon and each Trikon Subsidiary have been, and are being, maintained in accordance with applicable legal and accounting requirements.

                Section 4.7.3    Except as and to the extent set forth on the consolidated balance sheet of Trikon and the consolidated Trikon Subsidiaries as of September 30, 2004 included in Trikon's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (the "Trikon Form 10-Q"), including the notes thereto, none of Trikon or any consolidated Trikon Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2004 that would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Trikon Merger; (B) otherwise prevent or materially delay performance by

Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (C) have a Trikon Material Adverse Effect.

                Section 4.7.4    Trikon has previously provided to Aviza a complete and correct copy of any material amendment or modification which has not yet been filed with the SEC as of the date hereof to any material agreement, document or other instrument which previously had been filed by Trikon with the SEC as an exhibit to a registration statement, prospectus, proxy, statement, schedule or report filed pursuant to the Securities Act or the Exchange Act.

                Section 4.7.5    Each of Trikon and the Trikon Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Trikon maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by Trikon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by Trikon in the reports that it files or submits under the Exchange Act is accumulated and communicated to Trikon's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate to allow timely decisions regarding required disclosure.

        Section 4.8    Disclosure Documents.    The Registration Statement, the Proxy Statement and any Other Filings, and any amendments or supplements thereto, do not, and will not, at (A) the time the Registration Statement is declared effective; (B) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Trikon; (C) the time of the Trikon Stockholders' Meeting and (D) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.8 shall only apply to statements or omissions included in the Registration Statement, the Proxy Statement or any Other Filings based upon information furnished in writing by Trikon to New Athletics or Aviza specifically for use therein.

        Section 4.9    Absence of Certain Changes or Events.    Since September 30, 2004, except as specifically contemplated by this Agreement, Trikon and each Trikon Subsidiary has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (A) any Trikon Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Trikon Material Adverse Effect; (B) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement or any Ancillary Agreement to which it is a party by Trikon or (C) any action taken by Trikon or any Trikon Subsidiary during the period from October 1, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.2 hereof.

        Section 4.10    Employee Benefit Plans.

                Section 4.10.1    Section 4.10.1 of the Trikon Disclosure Schedule sets forth a true and complete list of each "employee benefit plan" as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other plan, policy, program, practice or agreement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Trikon or any Trikon ERISA Affiliate

(including where those people are domiciled outside the United States), which are now, or were within the past three (3) years, maintained, sponsored or contributed to by Trikon or any Trikon ERISA Affiliate, or under which Trikon or any Trikon ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each, a "Trikon Benefit Plan"). Neither Trikon nor, to the knowledge of Trikon, any other person has any express or implied commitment, whether legally enforceable or not, to materially modify, change or terminate any Trikon Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

        With respect to each Trikon Benefit Plan, Trikon has delivered to Aviza true, correct and complete copies of (A) each Trikon Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto; (B) all summaries and summary plan descriptions, including any summary of material modifications; (C) the three (3) most recent annual reports (Form 5500 series) filed with the IRS (or foreign equivalent) with respect to such Trikon Benefit Plan; (D) the three (3) most recent actuarial reports or other financial statements relating to such Trikon Benefit Plan; (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Trikon Benefit Plan and any pending request for such a determination letter; (F) the three (3) most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Trikon Benefit Plan and (G) all filings made with any Governmental Entity, including, but not limited to, any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

                Section 4.10.2    Each Trikon Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Trikon Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Trikon SEC Filings prior to the date of this Agreement. With respect to the Trikon Benefit Plans, no event has occurred and, to the knowledge of Trikon, there exists no condition or set of circumstances in connection with which Trikon could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Trikon Benefit Plans, ERISA, the Code or any other applicable Law.

                Section 4.10.3    (A) Each Trikon Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has either received a favorable determination letter from the IRS as to its qualified status and each trust established in connection with any Trikon Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Trikon's knowledge no fact or event has occurred that could adversely affect the qualified status of any such Trikon Benefit Plan or the exempt status of any such trust; (B) to Trikon's knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Trikon Benefit Plan that could result in liability to Trikon or a Trikon ERISA Affiliate; (C) each Trikon Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than liability for ordinary administrative expenses typically incurred in a termination event); (D) no suit, administrative proceeding, claim, demand, dispute, action or other litigation has been brought, or to the knowledge of Trikon is threatened or reasonably anticipated, against, in connection with, or with respect to any Trikon Benefit Plan, including any audit, inquiry or proceeding by the IRS or United States Department of Labor or any other Governmental Entity (other than routine benefits claims); (E) no Trikon Benefit Plan is a Multiemployer Plan or other pension plan subject to Title IV of ERISA and none of Trikon or any Trikon ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA; (F) no material liability under Title IV of ERISA or any other retirement benefit plan for the benefit of current or former Trikon employees which has as its sponsor or principal company a company that was not Trikon or a Trikon ERISA Affiliate has been incurred by Trikon or any Trikon ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Trikon or any Trikon ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder; (G) none of the assets of Trikon or any Trikon ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code; (H) all Tax, annual reporting and other governmental filings required by ERISA and the Code or other applicable Laws have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants; (I) all contributions and payments to Trikon Benefit Plans in respect of employees based in the United States are deductible under Sections 162 or 404 of the Code; (J) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code and (K) no excise Tax could be imposed upon Trikon under Chapter 43 of the Code.

                Section 4.10.4    With respect to each Trikon Benefit Plan required to be set forth in Section 4.10.1 of the Trikon Disclosure Schedule that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (A) no "reportable event" (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur; (B) there was not an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Trikon Benefit Plan; (C) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA, but excluding from the definition of "current value" of "assets" accrued but unpaid contributions) and each such plan has been maintained in compliance with the minimum funding standards of ERISA and the Code; (D) Trikon and each Trikon ERISA Affiliate has made when due any "required installments" within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply; (E) none of Trikon or any Trikon ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code; (F) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the PBGC; (G) each such plan is fully funded on a termination basis as of the Effective Time and (H) no filing has been made by Trikon or any Trikon ERISA Affiliate with the PBGC and no proceeding has been commenced by the PBGC to terminate any Trikon Benefit Plan and no condition exists which could constitute grounds for the termination of any such Trikon Benefit Plan by the PBGC.

                Section 4.10.5    With respect to each Trikon Benefit Plan that is a Multiemployer Plan, (A) none of Trikon or any Trikon ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does Trikon or any Trikon ERISA Affiliate expect to withdraw in a "complete withdrawal" or "partial withdrawal" within the meaning of Section 4203 and 4205 of ERISA; (B) all contributions required to be made to any such Trikon Benefit Plan have been timely made and (C) to the best knowledge of Trikon, no such Multiemployer Plan has been terminated or has been in or is about to be in reorganization under ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to Trikon or any Trikon ERISA Affiliate. Neither Trikon nor any Trikon ERISA Affiliate has ever maintained, established, sponsored or participated in, or contributed to, any plan described in Section 413(c) of the Code or a "funded welfare plan" within the meaning of Section 418 of the Code. No Trikon Benefit Plan provides health benefits that are not fully insured through an insurance contract.

                Section 4.10.6    No amount that could be received (whether in cash, securities or property or the vesting of property), as a result of the consummation of the transactions contemplated by this

Agreement or any Ancillary Agreement (either alone or upon the occurrence of any additional or subsequent events), by any employee, officer or director of Trikon or any Trikon ERISA Affiliate who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Trikon Benefit Plan, loan, employment, severance, termination or other agreement could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Set forth in Section 4.10.6 of the Trikon Disclosure Schedule is the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement or any Ancillary Agreement under all employment, severance and termination agreements, other compensation arrangements and Trikon Benefit Plans currently in effect.

                Section 4.10.7    Except as required by Law, no Trikon Benefit Plan provides any retiree or post-employment medical or life insurance benefits to any person. No Trikon Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. Trikon and each Trikon ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of HIPAA and the regulations (including the proposed regulations) thereunder.

                Section 4.10.8    With respect to any Trikon Benefit Plan for the benefit of employees, former employees or dependents thereof who perform services outside of the United States (each, a "Trikon Foreign Plan"): (A) if intended to qualify for special Tax treatment, the Trikon Foreign Plans meet all requirements for such treatment; (B) if intended to be funded and/or book-reserved, the Trikon Foreign Plans are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (C) no material liability exists or reasonably could be imposed upon the assets of Trikon or any Trikon ERISA Affiliate by reason of such Trikon Foreign Plans; (D) no Trikon ERISA Affiliate is or has ever been the sponsor or principal employer to any Trikon Foreign Plan that is a plan, scheme or arrangement for the provision of any Pension Benefits; (E) no employee or former employee of Trikon or any Trikon Subsidiary who is domiciled in the U.K., Germany or Holland (or any of their dependents) is entitled to, as a result of the Acquired Rights Directive 2001/23/EC or any national legislation implementing the Acquired Rights Directive 2001/23/EC, to any Pension Benefits that become payable before their normal retirement age as stated in their contract of employment or the benefit scheme itself and (F) the assets of each Trikon Foreign Plan that provided Pension Benefits are sufficient to satisfy its respective liabilities (current and contingent) as of the date of this Agreement or have been properly accrued in the Trikon Financial Statements in accordance with generally accepted accounting principles.

                Section 4.10.9    The execution of this Agreement and the consummation of the transactions contemplated hereby will not, to the knowledge of Trikon, cause a violation of Section 402 of the Sarbanes-Oxley Act of 2002.

        Section 4.11    Labor and Other Employment Matters.

                Section 4.11.1    Each of Trikon and each Trikon Subsidiary is in compliance, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, and wages and hours. None of Trikon or any Trikon Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Trikon and each Trikon Subsidiary has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. To the knowledge of Trikon, there are no pending or threatened or reasonably anticipated claims or actions against Trikon under any workers'

compensation policy or long-term disability policy. Neither Trikon nor any Trikon Subsidiary has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, except as would not result in material liability to Trikon or any Trikon Subsidiary.

                Section 4.11.2    Trikon has identified in Section 4.11.2 of the Trikon Disclosure Schedule and has delivered to Aviza true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to Trikon or any Trikon Subsidiary; (B) all severance programs and policies of Trikon and each Trikon Subsidiary with or relating to its employees and (C) all plans, programs, agreements and other arrangements of Trikon and each Trikon Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. None of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Trikon or any Trikon Subsidiary or affiliate from Trikon or any Trikon Subsidiary or affiliate under any Trikon Benefit Plan or otherwise, other than continuation of health care coverage as required by COBRA or similar state Law; (B) significantly increase any benefits otherwise payable under any Trikon Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits. No individual who is a party to an employment agreement listed in Section 4.11.2 of the Trikon Disclosure Schedule or any agreement incorporating change in control provisions with Trikon has terminated employment or been terminated, nor to the knowledge of Trikon has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of Trikon under such agreement. Section 4.11.2 of the Trikon Disclosure Schedule sets forth Trikon's best estimates of the amounts payable to the executives listed therein, as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, either alone or in connection with additional or subsequent events (including any cash-out or acceleration of options and restricted stock and any "gross-up" payments with respect to any of the foregoing), based on compensation data applicable as of the date of the Trikon Disclosure Schedule and the assumptions stated therein.

                Section 4.11.3    To the knowledge of Trikon, there are no pending, threatened or reasonably anticipated claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Trikon Benefit Plan, any fiduciaries thereof with respect to their duties to the Trikon Benefit Plans or the assets of any of the trusts under any of the Trikon Benefit Plans which could reasonably be expected to result in any material liability of Trikon or any Trikon Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any Multiemployer Plan.

                Section 4.11.4    No work stoppage or labor strike against Trikon or any Trikon ERISA Affiliate is, to the knowledge of Trikon, pending, threatened or reasonably anticipated. Trikon does not know of any activities or proceedings of any labor union to organize any employees of Trikon or any Trikon Subsidiary. To the knowledge of Trikon, there are no actions, suits, claims, labor disputes or grievances pending, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of Trikon or any Trikon Subsidiary, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Trikon or any Trikon Subsidiary. Neither Trikon nor any Trikon Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Trikon nor any of the Trikon Subsidiaries are presently, or have been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to employees and no collective bargaining agreement is being negotiated with respect to employees. Neither Trikon nor any of the Trikon Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

                Section 4.11.5    Labor and Other Employment Matters.

                        Section 4.11.5.1    Workforce.    A true and complete list setting forth the name, length of service and date of birth of all employees of Trikon or a Trikon Subsidiary who are domiciled outside of the United States ("Trikon Non-U.S. Employees") has been made available by Trikon to Aviza.

                        Section 4.11.5.2    Terms and Conditions of Engagement.    True and complete copies of all documents containing the material terms and conditions of engagement in respect of each Trikon Non-U.S. Employee and the particulars of all employment policies (whether contractual or otherwise) that apply to Trikon Non-U.S. Employees have been made available by Trikon to Aviza. No European Trikon Subsidiary has a legal obligation or ex gratia arrangement to pay pensions, gratuities, superannuation, allowances or any other benefit to any person who is not Trikon Non-U.S. Employee.

                        Section 4.11.5.3    Transfer of Undertakings.    During the twelve (12)-month period prior to the Effective Time, no European Trikon Subsidiary has been party to any Relevant Transfer. No Trikon Non-U.S. Employee (or former employee) has transferred to any European Trikon Subsidiary under a Relevant Transfer who at any time prior to the Relevant Transfer: (i) was a member of an occupational pension scheme or (ii) was a member of a scheme providing an interest in or option over shares where that scheme has not been materially replicated by the European Trikon Subsidiary.

                        Section 4.11.5.4    Employees Representatives and Collective Agreements.    No European Trikon Subsidiary has, within the past two (2) years, recognized (or done any act which would reasonably be construed as recognition of) any trade union, whether voluntarily or not. No European Trikon Subsidiary is obligated to consult with any works council, staff association or any other employee labor representative. Each European Trikon Subsidiary has materially complied with all collective, workforce and other agreements and obligations affecting its relations with, or the conditions of service of its employees. Each European Trikon Subsidiary has at all times materially complied with its obligations to inform and/or consult with employee representatives of its employees.

        Section 4.12    Tax Treatment.    None of Trikon, any Trikon Subsidiary or, to the knowledge of Trikon, any of Trikon's affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code and the regulations promulgated thereunder or the Trikon Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To Trikon's knowledge, there is no agreement, plan or other circumstance that would prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code and the regulations promulgated thereunder or the Trikon Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        Section 4.13    Contracts.    Except as filed as exhibits to the Trikon SEC Filings filed prior to the date of this Agreement, none of Trikon or any Trikon Subsidiary is a party to or bound by any Contract (A) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement or any Ancillary Agreement or (B) which, as of the date hereof, (1) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (2) which involves aggregate expenditures in excess of $250,000 (or, in the case of purchase orders and supply contracts, $500,000); (3) which involves annual expenditures in excess of $250,000 and is not cancelable within one year; (4) which contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Trikon, any Trikon Subsidiary or any of Trikon's current or future affiliates, or which restricts the conduct of any line of business by Trikon, any Trikon Subsidiary or any of Trikon's current or future affiliates or any geographic area in which Trikon, any Trikon Subsidiary or any of Trikon's current or future affiliates may conduct business, in each case in any material respect or (5) which would prohibit or materially delay the consummation of the Trikon Merger or any of the transactions contemplated by this Agreement or any Ancillary Agreement. Each Contract of the type described in this Section 4.13, whether or not set forth in Section 4.13 of the Trikon Disclosure Schedule, is referred to herein as a "Trikon Material Contract." Each Trikon Material Contract is valid and binding on Trikon and each Trikon Subsidiary that is a party thereto and, to Trikon's knowledge, each other party thereto, and in full force and effect, and Trikon and each Trikon Subsidiary has in all material respects performed all obligations required to be performed by it to the date hereof under each Trikon Material Contract and, to Trikon's knowledge, each other party to each Trikon Material Contract has in all material respects performed all obligations required to be performed by it under such Trikon Material Contract. None of Trikon or any Trikon Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Trikon Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound. Section 4.13 of the Trikon Disclosure Schedule provides Trikon's good faith estimate of the additional costs which will accrue to Trikon under the Contracts described in clause (A) of this Section 4.13 as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, and such estimate is, in the aggregate, accurate in all material respects.

        Section 4.14    Litigation.    Section 4.14 of the Trikon Disclosure Schedule sets forth, as of the date hereof, to the knowledge of Trikon, all suits, claims, actions, proceedings or investigations pending or threatened in writing against Trikon or any Trikon Subsidiary or for which Trikon or any Trikon Subsidiary is obligated to indemnify a third party. To the knowledge of Trikon, there are no suits, claims, actions, proceedings or investigations pending or threatened in writing against Trikon or any Trikon Subsidiary or for which Trikon or any Trikon Subsidiary is obligated to indemnify a third party that (1) has had or would, individually or in the aggregate, reasonably be expected to have a Trikon Material Adverse Effect or (2) challenges the validity or propriety, or seeks to prevent or materially delay consummation of the Trikon Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement. None of Trikon or any Trikon Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding which has had or would, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Trikon Merger; (2) otherwise prevent or materially delay performance by Trikon of any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or (3) have a Trikon Material Adverse Effect.

        Section 4.15    Environmental Matters.    Except as would not, individually or in the aggregate, reasonably be expected to have a Trikon Material Adverse Effect:

                Section 4.15.1    No fact, circumstance or condition exists with respect to Trikon or any Trikon Subsidiary or any property currently or formerly owned, operated or leased by Trikon or any Trikon Subsidiary or any property to which Trikon or any Trikon Subsidiary arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in Trikon or any Trikon Subsidiary incurring any costs or liabilities under any Environmental Law.

                Section 4.15.2    Trikon and each Trikon Subsidiary (A) is in compliance with all, and is not presently incurring and is not reasonably likely to actually incur any liability with respect to any violation of any, applicable Environmental Laws; (B) holds or has applied for all Environmental Permits necessary to conduct their current operations (C) is in compliance with their respective Environmental Permits and (D) does not have knowledge of the release of any Hazardous Materials in, on, under or above any real property owned or leased by Trikon or any Trikon Subsidiary.

                Section 4.15.3    None of Trikon or any Trikon Subsidiary has received any written notice, demand, letter, claim or request for information alleging that Trikon or any Trikon Subsidiary may be in violation of, or is reasonably likely to incur liability under, any Environmental Law.

                Section 4.15.4    None of Trikon or any Trikon Subsidiary (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of Trikon, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

                Section 4.15.5    None of the real property owned or leased by Trikon or any Trikon Subsidiary is listed or, to the knowledge of Trikon, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

        Section 4.16    Intellectual Property.

                Section 4.16.1.    General.    Section 4.16.1 of the Trikon Disclosure Schedule lists all of the Intellectual Property Rights owned by Trikon that Trikon registered or has applied for with any Governmental Entity (including the United States Patent and Trademark Office). In the three (3)-year period immediately preceding the date of this Agreement, Trikon has not transferred ownership of any Intellectual Property Rights that were subject to a registration or application with any Governmental Entity. To the knowledge of Trikon, Trikon owns or has the valid and enforceable right to use, whether through ownership, licensing or otherwise, all Intellectual Property material to the businesses of Trikon and each Trikon Subsidiary as such businesses are conducted on the date hereof. No written claim of invalidity or conflicting ownership rights with respect to any material Intellectual Property owned or used by Trikon ("Trikon Material Intellectual Property," and the Intellectual Property Rights therein the "Trikon Material Intellectual Property Rights") has been made by a third party against Trikon or any Trikon Subsidiary and no such Trikon Material Intellectual Property is, to the knowledge of Trikon, the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding. No person has given written notice to Trikon or any Trikon Subsidiary that the use of any Trikon Material Intellectual Property by Trikon or any Trikon Subsidiary or any of their licensees (under license from Trikon or any Trikon Subsidiary) is infringing, misappropriating or otherwise violating any third-party Intellectual Property Rights. To Trikon's knowledge, Trikon's making, using, selling, manufacturing, marketing, licensing, reproduction, distribution or publishing of its process, machine, manufacture or product has not involved and does not involve any infringement, misappropriation or violation of any third-party Intellectual Property Rights. To Trikon's knowledge, there exists no prior act or current conduct or use by Trikon, any Trikon Subsidiary or any third party that has materially affected, voided or invalidated any Trikon Material Intellectual Property. The execution, delivery and performance by Trikon of this Agreement and each Ancillary Agreement to which Trikon is a party and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement to which Trikon is a party concerning any Trikon Material Intellectual Property, and will not as a result of any such agreement or instrument to which Trikon is bound cause the impairment or invalidity of any Trikon Material Intellectual Property.

                Section 4.16.2    Outbound and Inbound Licenses.    Other than non-exclusive licenses granted in the ordinary course of business, Section 4.16.2 of the Trikon Disclosure Schedule accurately identifies each Contract pursuant to which (i) any person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Trikon Material Intellectual Property and (ii) Trikon or any Trikon Subsidiary has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material third-party Intellectual Property. Following the Closing Date, the Trikon Surviving Corporation will be permitted to exercise all of Trikon's and the Trikon Subsidiaries' rights under such Contracts to the same extent Trikon and the Trikon Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred. Trikon is not bound by, and no Trikon Material Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Trikon or any Trikon Subsidiary to use, exploit, assert or enforce any Trikon Material Intellectual Property anywhere in the world.

                Section 4.16.3    Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) Trikon's granting to any third party, forfeiting or terminating any right to or with respect to any Trikon Material Intellectual Property; (ii) Trikon's being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business or (iii) Trikon's being obligated to pay any royalties or other amounts to any third party in excess of those payable by Trikon prior to the Closing.

                Section 4.16.4    Trikon Material Intellectual Property.    Trikon exclusively owns, or has the license to use, all right, title, and interest to and in Trikon Material Intellectual Property free and clear of any encumbrances (other than non-exclusive licenses granted in the ordinary course of business). Trikon and its Subsidiaries have taken reasonable steps to protect their right, title and interest in all Trikon Material Intellectual Property in the ordinary course of business. Without limiting the generality of the foregoing: (i) Trikon and the Trikon Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information that Trikon or any Trikon Subsidiary holds, or purports to hold, as a trade secret; (ii) all documents and instruments necessary to perfect and maintain the rights of Trikon or any Trikon Subsidiary in Trikon Material Intellectual Property Rights have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Entity except where Trikon has made a reasonable business judgment not to maintain or perfect such Trikon Material Intellectual Property Rights through registration with a Governmental Entity; (iii) no funding, facilities, or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Trikon Material Intellectual Property and (iv) Trikon or any Trikon Subsidiary is not and never was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate Trikon or any Trikon Subsidiary to grant or offer to any other person any license or right to any Trikon Material Intellectual Property Rights. To Trikon's knowledge, no person has infringed, misappropriated, or otherwise violated, and no person is (or is suspected to be) currently infringing, misappropriating or otherwise violating any Trikon Material Intellectual Property Rights.

                Section 4.16.5    Employees and Contractors.    Each person who is or was an employee or contractor of Trikon or any Trikon Subsidiary and who is or was involved in the creation or development of any Trikon Material Intellectual Property has signed a valid, enforceable agreement containing an assignment of Intellectual Property to Trikon and appropriate confidentiality provisions, except to the extent such an agreement is not permitted by relevant Law. To Trikon's knowledge, no current employee of Trikon or any Trikon Subsidiary is (and no former employee of Trikon or any Trikon Subsidiary was, during the term of his or her employment with Trikon or any Trikon Subsidiary) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Trikon or any Trikon Subsidiary or (B) in breach of any Contract with any former employer or other person concerning Intellectual Property rights or confidentiality.

                Section 4.16.6    Bugs.    To Trikon's knowledge, none of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by Trikon or any Trikon Subsidiary contains any bug, defect (including any material deviation from such software's written specifications) or error that materially and adversely affects the use, functionality or performance of such software or any product or system containing or used in conjunction with such software.

        Section 4.17    Taxes.

                Section 4.17.1    Trikon and each Trikon Subsidiary has timely filed all Tax Returns with the appropriate taxing authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. All Taxes due and payable by any of Trikon and any Trikon Subsidiary (whether or not shown due on such filed Tax Returns) have been paid, the unpaid Taxes of Trikon and the Trikon Subsidiaries did not, as of the dates of the most recent Trikon Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such Trikon Financial Statements, and none of Trikon or any Trikon Subsidiary has incurred any liability for Taxes since the date of the most recent Trikon Financial Statements other than in the ordinary course of business, in each case subject to such exceptions as would not be reasonably expected to be material.

                Section 4.17.2    Except as would not be reasonably expected to be material: (A) no deficiencies for Taxes with respect to any of the Trikon and the Trikon Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity; (B) to the knowledge of Trikon, there are no pending or threatened audits, assessments, investigations or other actions for or relating to any liability in respect of Taxes of any of Trikon and the Trikon Subsidiaries; (C) there are no matters under discussion with any Governmental Entity, or known to Trikon with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to any of Trikon and the Trikon Subsidiaries and (D) no claim has ever been made by an authority in a jurisdiction where any of Trikon or any Trikon Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither Trikon nor any of the Trikon Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

                Section 4.17.3    There are no Tax liens upon any asset of Trikon or any Trikon Subsidiary except liens for current Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, if required in accordance with GAAP, have been provided in Trikon's most recent Trikon Financial Statements, subject to such exceptions as would not be reasonably expected to be material.

                Section 4.17.4    Trikon and each Trikon Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

                Section 4.17.5    None of Trikon or any Trikon Subsidiary is liable for the Taxes of any person (other than Trikon or the Trikon Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law, including any arrangement for group Tax relief within a jurisdiction), as a transferee or successor, by contract or otherwise which could reasonably be expected to be material. None of Trikon or any Trikon Subsidiary has ever been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Trikon).

                Section 4.17.6    None of Trikon or any Trikon Subsidiary has filed a consent pursuant to former Section 341(f) of the Code or agreed to have former Section 341(f)(2) of the Code apply to any disposition of any asset owned by it.

                Section 4.17.7    Trikon has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

                Section 4.17.8    None of Trikon or any Trikon Subsidiary is a party to any contract, plan or arrangement, under which it is obligated to make or to provide, or could be become obligated to make or to provide, a payment or benefit that would be nondeductible under Section 280G of the Code or any similar provision of foreign Law.

                Section 4.17.9    None of Trikon or any Trikon Subsidiary is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

                Section 4.17.10    Neither Trikon nor any Trikon Subsidiary has been a party to any distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

                Section 4.17.11    Neither Trikon nor any Trikon Subsidiary (A) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes; (B) owns a single member limited liability company which is treated as a disregarded entity; (C) is a stockholder of a "controlled foreign corporation" as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law; (D) is a "personal holding company" as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law) or (E) is a "passive foreign investment company" within the meaning of Section 1297 of the Code.

                Section 4.17.12    All documents that may be necessary in providing title to any assets of Trikon or any of the Trikon Subsidiaries or that Trikon or any of the Trikon Subsidiaries may wish to enforce or produce in evidence are duty stamped for stamp duty purposes, if stamp duty applies.

                Section 4.17.13    Neither Trikon nor any Trikon Subsidiary has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country.

                Section 4.17.14    Neither Trikon nor any Trikon Subsidiary has agreed or is required to make any adjustment under Section 481(a) of the Code as a result of any change in method of accounting.

                Section 4.17.15    Neither the entering into of this Agreement nor undertaking of the Trikon Merger at the Effective Time will result in Trikon or any of the Trikon Subsidiaries suffering a liability to Tax for U.K. Tax purposes whether by reason of any withdrawal of any past relief or otherwise.

                Section 4.17.16    Neither Trikon nor any Trikon Subsidiary has engaged in a transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

        Section 4.18    Insurance.    Trikon maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Trikon (taking into account the cost and availability of such insurance). Schedule 4.18 of the Trikon Disclosure Schedule sets forth a list of all of Trikon's insurance policies.

        Section 4.19    Opinion of Trikon Financial Advisor.    The Trikon Financial Advisor has delivered to the Trikon Board its written opinion dated as of the date of this Agreement to the effect that, as of such date, the Trikon Exchange Ratio is fair from a financial point of view to the holders of Trikon Stock.

        Section 4.20    Vote Required.    The affirmative vote of the holders of a majority of the outstanding shares of Trikon Common Stock is the only vote of the holders of any class or series of capital stock or other Equity Interests of Trikon necessary to adopt this Agreement and approve the Trikon Merger and the New Athletics Certificate.

        Section 4.21    Brokers.    Except as set forth on Section 4.21 of the Trikon Disclosure Schedule, no broker, finder or investment banker (other than the Trikon Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Trikon Merger based upon arrangements made by or on behalf of Trikon or any Trikon Subsidiary. Trikon has heretofore made available to Aviza a true and complete copy of all agreements between Trikon and the Trikon Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Trikon Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

        Section 4.22    Real Property.

                Section 4.22.1    Section 4.22.1 of the Trikon Disclosure Schedule sets forth a complete and accurate list of all real property currently or previously owned by Trikon or any Trikon Subsidiary (collectively, the "Trikon Owned Real Property"). Except as set forth on Section 4.22.1 of the Trikon Disclosure Schedule, neither Trikon nor any Trikon Subsidiary owns or has ever owned any real property. Trikon or a Trikon Subsidiary owns all of the Trikon Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances.

                Section 4.22.2    Section 4.22.2 of the Trikon Disclosure Schedule sets forth a complete and accurate list of all leases, licenses and other agreements to which Trikon or any Trikon Subsidiary is a party pertaining to the use or occupancy of any real property by Trikon or any Trikon Subsidiary (collectively, the "Trikon Leases" and the subject premises thereof, the "Trikon Leased Real Property"). Trikon has provided Aviza with a true and complete copy of each Trikon Lease. Each of Trikon and the Trikon Subsidiaries has complied in all material respects with the material terms of the Trikon Leases to which it is a party and under which it is currently in occupancy and enjoys peaceful and undisturbed possession of such Trikon Leased Real Property under the Trikon Leases. Neither Trikon nor any Trikon Subsidiary has transferred, mortgaged or assigned any interest in any Trikon Lease, nor has Trikon or any Trikon Subsidiary subleased or otherwise granted rights of use or occupancy of any Trikon Leased Real Property to any other person. Each Trikon Lease is in full force and effect and no material breach by Trikon or any Trikon Subsidiary exists under any Trikon Lease.

                Section 4.22.3    Each of the plants, buildings, structures and facilities located on the Trikon Owned Real Property is in reasonably good repair and operating condition in all material respects, ordinary wear and tear excepted. To the knowledge of Trikon, there are no pending or threatened activities of any Governmental Entity either planned, in process or completed which would reasonably be expected to give rise to any material special assessment against any Trikon Owned Real Property.

Article 5.
Covenants

        Section 5.1    Conduct of Business by Aviza Pending the Closing.    Aviza agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Aviza Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Trikon shall otherwise agree in writing, Aviza shall, and shall cause each Aviza Subsidiary to, (A) conduct its operations only in the ordinary and usual course of business consistent with past practice and (B) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of Aviza and each Aviza Subsidiary and to preserve the current relationships of Aviza and each Aviza Subsidiary with such of the customers, suppliers and other persons with which Aviza or any Aviza Subsidiary has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Aviza Disclosure Schedule or as specifically permitted by any other provision of this Agreement, Aviza shall not (unless required by applicable Law), and shall not permit any Aviza Subsidiary to, between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Trikon, which consent, if it is to be given, shall not be unreasonably delayed:

                Section 5.1.1    amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

                Section 5.1.2    (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of, or other Equity Interests in, Aviza or any Aviza Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options (other than options to purchase up to Sixty-Six Thousand Five Hundred (66,500) shares of Aviza Common Stock to be granted pursuant to the Aviza Stock Option Plans, in each case consistent with past practice), warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of Aviza or any Aviza Subsidiary, other than the issuance of Aviza Common Stock upon the exercise of Aviza Options outstanding as of the date hereof in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of Aviza or any Aviza Subsidiary, except pursuant to existing contracts or commitments that have been set forth on Section 5.1.2 of the Aviza Disclosure Schedule or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned Aviza Subsidiary and Aviza or another wholly owned Aviza Subsidiary;

                Section 5.1.3    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Aviza Subsidiary to Aviza or to any other wholly owned Aviza Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

                Section 5.1.4    reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities except pursuant to repurchases of Aviza Common Stock in connection with a termination of employment and made under the Aviza Stock Option Plans;

                Section 5.1.5    (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that do not exceed $100,000 in the aggregate for Aviza and the Aviza Subsidiaries taken as a whole; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Aviza Subsidiary) for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business in a principal amount not, in the aggregate, in excess of $100,000 for Aviza and the Aviza Subsidiaries taken as a whole, or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $100,000 for Aviza and the Aviza Subsidiaries taken as a whole; (C) terminate, cancel or request any material change in, or agree to any material change in, any Aviza Material Contract; (D) make or authorize any capital expenditure in excess of Aviza's budget as disclosed to Trikon prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $100,000 for Aviza and the Aviza Subsidiaries taken as a whole or (E) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1.5;

                Section 5.1.6    except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.11.2 of the Aviza Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees of Aviza or any Aviza Subsidiary which are not across-the-board increases); (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Aviza or any Aviza Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or the terms of a collective bargaining agreement in existence on the date of this Agreement or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Aviza Benefit Plan.

                Section 5.1.7    (A) pre-pay any long-term debt; (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (C) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice or (D) vary Aviza's inventory practices in any material respect from Aviza's past practices;

                Section 5.1.8    make any change in accounting (including Tax accounting) policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

                Section 5.1.9    waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

                Section 5.1.10    make or change any material Tax election, settle or compromise any material claim or assessment for Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment for Taxes;

                Section 5.1.11    modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Aviza is a party;

                Section 5.1.12    write up, write down or write off the book value of any assets, individually or in the aggregate, for Aviza and the Aviza Subsidiaries taken as a whole, in excess of $100,000, except in accordance with GAAP consistently applied;

                Section 5.1.13    take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than New Athletics or any Subsidiary of New Athletics) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

                Section 5.1.14    enter into any agreement or arrangement that materially limits or otherwise materially restricts Aviza or any Aviza Subsidiaries or any successor thereto from engaging or competing in any line of business or in any location;

                Section 5.1.15    take any action that is intended or would reasonably be expected to result in any of the conditions to the Aviza Merger set forth in Article 6 hereof not being satisfied; or

                Section 5.1.16    authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

        Section 5.2    Conduct of Business by Trikon Pending the Closing.    Trikon agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Trikon Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Aviza shall otherwise agree in writing, Trikon shall, and shall cause each Trikon Subsidiary to, (A) conduct its operations only in the ordinary and usual course of business consistent with past practice and (B) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of Trikon and each Trikon Subsidiary and to preserve the current relationships of Trikon and each Trikon Subsidiary with such of the customers, suppliers and other persons with which Trikon or any Trikon Subsidiary has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.2 of the Trikon Disclosure Schedule or as specifically permitted by any other provision of this Agreement, Trikon shall not (unless required by applicable Law or the regulations or requirements of NASDAQ), and shall not permit any Trikon Subsidiary to, between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Aviza, which consent, if it is to be given, shall not be unreasonably delayed:

                Section 5.2.1    amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

                Section 5.2.2    (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, Trikon or any Trikon Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options (other than options to purchase up to Nine Hundred Seventy-Four Thousand (974,000) shares of Trikon Common Stock to be granted pursuant to the Trikon Stock Option Plans, in each case consistent with past practice), warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of Trikon or any Trikon Subsidiary, other than the issuance of Trikon Common Stock upon the exercise of Trikon Options outstanding as of the date hereof in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of Trikon or any Trikon Subsidiary, except pursuant to existing contracts or commitments that have been set forth on Section 5.2.2 of the Trikon Disclosure Schedule or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned Trikon Subsidiary and Trikon or another wholly owned Trikon Subsidiary;

                Section 5.2.3    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Trikon Subsidiary to Trikon or to any other wholly owned Trikon Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

                Section 5.2.4    reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities except pursuant to repurchases of Trikon Common Stock in connection with a termination of employment and made under the Trikon Stock Option Plans;

                Section 5.2.5    (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that do not exceed $100,000 in the aggregate for Trikon and the Trikon Subsidiaries taken as a whole; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Trikon Subsidiary) for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business in a principal amount not, in the aggregate, in excess of $100,000 for Trikon and the Trikon Subsidiaries taken as a whole, or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $100,000 for Trikon and the Trikon Subsidiaries taken as a whole; (C) terminate, cancel or request any material change in, or agree to any material change in, any Trikon Material Contract; (D) make or authorize any capital expenditure in excess of Trikon's budget as disclosed to Aviza prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $100,000 for Trikon and the Trikon Subsidiaries taken as a whole or (E) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.2.5;

                Section 5.2.6    except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 4.11.2 of the Trikon Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees of Trikon or any Trikon Subsidiary which are not across-the-board increases); (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Trikon or any Trikon Subsidiary, or establish, adopt, enter into or amend any collective bargaining, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or the terms of a collective bargaining agreement in existence on the date of this Agreement or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Trikon Benefit Plan;

                Section 5.2.7    (A) pre-pay any long-term debt; (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (C) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice or (D) vary Trikon's inventory practices in any material respect from Trikon's past practices;

                Section 5.2.8    make any change in accounting (including Tax accounting) policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

                Section 5.2.9    waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

                Section 5.2.10    make or change any material Tax election, settle or compromise any material claim or assessment for Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment for Taxes;

                Section 5.2.11    modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Trikon is a party;

                Section 5.2.12    write up, write down or write off the book value of any assets, individually or in the aggregate, for Trikon and the Trikon Subsidiaries taken as a whole, in excess of $100,000, except in accordance with GAAP consistently applied;

                Section 5.2.13    take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than New Athletics or any Subsidiary of New Athletics) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

                Section 5.2.14    enter into any agreement or arrangement that materially limits or otherwise materially restricts the Trikon or any Trikon Subsidiaries or any successor thereto from engaging or competing in any line of business or in any location;

                Section 5.2.15    take any action that is intended or would reasonably be expected to result in any of the conditions to the Trikon Merger set forth in Article 6 hereof not being satisfied; or

                Section 5.2.16    authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

        Section 5.3    Cooperation.    Aviza and Trikon shall coordinate and cooperate in connection with (A) the preparation of the Registration Statement, the Proxy Statement and any Other Filings; (B) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Aviza Material Contracts or Trikon Material Contracts, in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the Ancillary Agreements and (C) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any Other Filings and timely seeking to obtain any such actions, consents, approvals or waivers.

        Section 5.4    Registration Statement; Proxy Statement.    As promptly as practicable after the execution of this Agreement, Trikon and Aviza shall prepare and New Athletics shall file with the SEC a proxy statement relating to the meeting of Trikon's stockholders to be held in connection with the Trikon Merger and the approval of the New Athletics Certificate (together with any amendments thereof or supplements thereto, the "Proxy Statement") and New Athletics shall, with the assistance of Trikon and Aviza, prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of New Athletics Common Stock to be issued to the stockholders of Trikon and Aviza pursuant to the Mergers. New Athletics and Trikon shall use commercially reasonable efforts to prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of New Athletics, Trikon and Aviza shall use commercially reasonable efforts to respond to any comments made by the SEC with respect to the Registration Statement, the Proxy Statement and any Other Filings, and to cause the Registration Statement to become effective as promptly as practicable. Each of New Athletics, Trikon and Aviza shall furnish all information concerning it (including, without limitation, financial statements prepared in accordance with Regulation S-X under the Securities Act, as required to be included in the Registration Statement in accordance with the rules and regulations of the SEC) and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and any Other Filings. As promptly as practicable after the Registration Statement shall have become effective, Trikon shall mail the Proxy Statement to its stockholders. The Proxy Statement shall (subject to the last sentence of Section 5.7.6 hereof) include the recommendation of the Trikon Board that adoption of the Agreement by Trikon's stockholders is advisable and that the Trikon Board has determined that the Trikon Merger is fair to, and in the best interests of, Trikon's stockholders and the recommendation of the Trikon Board in favor of the New Athletics Certificate.

        Subject to the last sentence of Section 5.7.6 hereof, no amendment or supplement (other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.10 of this Agreement) to the Registration Statement, the Proxy Statement or any Other Filings shall be made by New Athletics or Trikon without the approval of Trikon and Aviza, as applicable (which approval shall not be unreasonably withheld or delayed). New Athletics shall advise Trikon and Aviza, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the New Athletics Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement, the Proxy Statement or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

        If at any time prior to the Effective Time, any event or circumstance relating to Trikon or any Trikon Subsidiary, or their respective officers or directors, should be discovered by Trikon which should be set forth in an amendment or a supplement to the Registration Statement, the Proxy Statement or any Other Filing, Trikon shall promptly inform New Athletics and Aviza. All documents that New Athletics and Trikon are responsible for filing with the SEC in connection with the transactions contemplated herein shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

        If at any time prior to the Effective Time, any event or circumstance relating to Aviza or any Aviza Subsidiary, or their respective officers or directors, should be discovered by Aviza which should be set forth in an amendment or a supplement to the Registration Statement, the Proxy Statement or any Other Filing, Aviza shall promptly inform New Athletics and Trikon and cooperate in filing or assist in filing with the SEC or its staff or any other Governmental Entity or officials thereof, or mailing or assisting in preparing and mailing to securityholders of Trikon such amendment or supplement.

        Section 5.5    Trikon Stockholders' Meeting.    Trikon shall call a meeting of its stockholders (the "Trikon Stockholders' Meeting") as promptly as practicable after the date on which the Registration Statement is declared effective by the SEC for the purpose of voting upon the adoption and approval of this Agreement, the Trikon Merger and the approval of the New Athletics Certificate, and Trikon shall use its best efforts to hold the Trikon Stockholders' Meeting as soon as practicable after the date on which the Registration Statement becomes effective.

        Section 5.6    Access to Information; Confidentiality.

                Section 5.6.1    Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Aviza or any Aviza Subsidiary is a party (which such entity shall use its commercially reasonable efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, Aviza shall, and shall cause each Aviza Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, the "Aviza Representatives") to (A) provide to Trikon and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the "Trikon Representatives") access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as Trikon or the Trikon Representatives may reasonably request. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Trikon or any Trikon Subsidiary is a party (which such entity shall use its commercially reasonable efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, Trikon shall, and shall cause each Trikon Subsidiary and each of the Trikon Representatives to (A) provide to Aviza and the Aviza Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as Aviza or the Aviza Representatives may reasonably request. No investigation conducted pursuant to this Section 5.6.1 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

                Section 5.6.2    With respect to the information disclosed pursuant to Section 5.6.1 hereof, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under that certain Confidentiality Agreement dated as of July 19, 2004, by and among Trikon, Aviza and VantagePoint Venture Partners, as amended (the "Confidentiality Agreement").

        Section 5.7    No Solicitation of Transactions.

                Section 5.7.1    None of Aviza or any Aviza Subsidiary shall, directly or indirectly, take (and Aviza shall not authorize or permit the Aviza Representatives or, to the extent within Aviza's control, other affiliates to take) any action to (A) solicit, initiate, encourage (including by way of furnishing non-public information) or facilitate (to the extent that such party knew or should have known it was facilitating) any Acquisition Proposal; (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Aviza Merger or any other transaction contemplated by this Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate (to the extent that such party knew or should have known it was facilitating) any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal. Upon execution of this Agreement, Aviza shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of Aviza be returned or destroyed.

                Section 5.7.2    Aviza shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Trikon of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Trikon a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing, and shall keep Trikon fully informed on a prompt basis with respect to any not-insignificant developments with respect to the foregoing.

                Section 5.7.3    None of Trikon or any Trikon Subsidiary shall, directly or indirectly, take (and Trikon shall not authorize or permit the Trikon Representatives or, to the extent within Trikon's control, other affiliates to take) any action to (A) solicit, initiate or encourage (including by way of furnishing non-public information) or facilitate (to the extent that such party knew or should have known it was facilitating) any Acquisition Proposal; (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Trikon Merger or any other transaction contemplated by this Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate (to the extent that such party knew or should have known it was facilitating) any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the obtaining of the approval of the Trikon Merger, the New Athletics Certificate and the other transactions contemplated by this Agreement by Trikon's stockholders, the Trikon Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of the directors' fiduciary duties to Trikon's stockholders, Trikon may, in response to a Superior Proposal and subject to Trikon's compliance with Sections 5.5 and 5.7.4 hereof, (x) furnish information with respect to Trikon and the Trikon Subsidiaries to the person making such Superior Proposal pursuant to a confidentiality agreement the benefits of the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Aviza and (y) participate in discussions or negotiations with respect to such Superior Proposal. Upon execution of this Agreement, Trikon shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of Trikon be returned or destroyed.

                Section 5.7.4    Trikon shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Aviza of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Aviza a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing, and shall keep Aviza fully informed on a prompt basis with respect to any not-insignificant developments with respect to the foregoing.

                Section 5.7.5    Neither the Aviza Board nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Trikon, the approval or recommendation by the Aviza Board or such committee of the adoption and approval of the Aviza Merger (the "Aviza Recommendation"); (B) other than the Aviza Merger, approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (C) other than the Aviza Merger, cause Aviza to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

                Section 5.7.6    Neither the Trikon Board nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Aviza, the approval or recommendation by the Trikon Board or such committee of the adoption and approval of the Trikon Merger and the New Athletics Certificate (the "Trikon Recommendation"); (B) other than the Trikon Merger, approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (C) other than the Trikon Merger, cause Trikon to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Nothing contained in this Section 5.7 shall prohibit Trikon (x) from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) in the event that a Superior Proposal is made and the Trikon Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duty to Trikon's stockholders, from withdrawing or modifying its recommendation of the Trikon Merger no earlier than five (5) Business Days following the day of delivery of written notice to Aviza of its intention to do so, so long as Trikon continues to comply with all other provisions of this Agreement including, without limitation, Section 5.5 hereof.

        Section 5.8    Appropriate Action; Consents; Filings.

                Section 5.8.1    Aviza and Trikon shall use their commercially reasonable efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable; (B) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Trikon or Aviza or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including, without limitation, the Mergers and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Mergers required under (x) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws; (y) the HSR Act and (z) any other applicable Law; provided, that Trikon and Aviza shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and, provided, however, that nothing in this Section 5.8.1 shall require either Trikon or Aviza to agree to (AA) the requirement of divestiture of material assets or property or (BB) the requirement of material expenditure of money by Trikon or Aviza to a third party in exchange for any such consent. Aviza and Trikon shall use their commercially reasonably efforts to furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Registration Statement and the Proxy Statement) in connection with the transactions contemplated by this Agreement and each Ancillary Agreement.

                Section 5.8.2    Aviza and Trikon shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third-party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and each Ancillary Agreement; (B) required to be disclosed in the Aviza Disclosure Schedule or the Trikon Disclosure Schedule, as applicable; (C) required to prevent an Aviza Material Adverse Effect or a Trikon Material Adverse Effect from occurring prior to or after the Effective Time or (D) otherwise referenced in Section 6.1.4. In the event that either party shall fail to obtain any third-party consent described in the first sentence of this Section 5.8.2, such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon Aviza and Trikon, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

                Section 5.8.3    From the date of this Agreement until the Effective Time, each of Aviza and Trikon shall promptly notify the other party in writing of, to the knowledge of such party, any pending or threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (A) challenging or seeking material damages in connection with the Mergers or the conversion of Trikon Stock or Aviza Stock into New Athletics Common Stock pursuant to the Mergers or (B) seeking to restrain or prohibit the consummation of the Mergers or otherwise materially limit the right of New Athletics or any New Athletics Subsidiary to own or operate all or any portion of the businesses or assets of Trikon, Aviza or any of their respective Subsidiaries, which in either case would reasonably be expected to have an Aviza Material Adverse Effect or a Trikon Material Adverse Effect prior to or after the Effective Time.

        Section 5.9    Certain Notices.    From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other parties hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Mergers and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (B) the failure of Aviza or Trikon, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Mergers and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        Section 5.10    Public Announcements.    Trikon and Aviza shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Mergers and the other transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with NASDAQ.

        Section 5.11    NASDAQ Listing.    New Athletics shall promptly prepare and submit to NASDAQ a listing application covering the shares of New Athletics Common Stock to be issued in the Mergers and shall use its commercially reasonable efforts to cause such shares to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time. Trikon and Aviza shall promptly provide New Athletics with all information relating to Trikon and Aviza, as applicable, required or appropriate for use in the listing application covering the shares of New Athletics Common Stock to be issued in the Mergers.

        Section 5.12    Employee Benefit Matters.    With respect to any employee benefit plans of New Athletics in which any director, officer or employee of Trikon or any Trikon Subsidiary (the "Trikon Employees") or any director, officer or employee of Aviza or any Aviza Subsidiary (the "Aviza Employees") will participate effective as of the Effective Time, New Athletics shall, or shall cause the Surviving Corporations to, recognize all service of Trikon Employees with Trikon or a Trikon Subsidiary or Aviza Employees with Aviza or an Aviza Subsidiary, as the case may be, for purposes of vacation and severance and participation in, but not for purposes of benefit accrual, in any employee benefit plans of New Athletics in which such Trikon Employees or Aviza Employees may be eligible to participate after the Effective Time.

        Section 5.13    Indemnification of Directors and Officers and Pension Plan Trustees.

                Section 5.13.1    For not less than six (6) years from and after the Effective Time, New Athletics agrees to, and to cause the Surviving Corporations to, indemnify and hold harmless all past and present directors, officers and employees of Trikon and Aviza to the same extent such persons are indemnified as of the date of this Agreement by Trikon and Aviza, as applicable, pursuant to the Trikon Certificate and the Trikon Bylaws and the Aviza Certificate and the Aviza Bylaws, as applicable, and indemnification agreements, if any, in existence on the date of this Agreement set forth on Section 5.13.1 of the Trikon Disclosure Schedule and the Aviza Disclosure Schedule, as applicable, with any directors, officers and employees of Trikon and Aviza, as applicable, for acts or omissions occurring at or prior to the Effective Time; provided, however, that New Athletics agrees to, and to cause the Surviving Corporations to, indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby.

                Section 5.13.2    For six (6) years from and after the Effective Time, New Athletics or the Surviving Corporations shall provide to Trikon's and Aviza's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is substantially equivalent to Trikon's and Aviza's existing policies, as applicable

(true and complete copies which have been previously provided to Aviza and Trikon, as applicable) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that notwithstanding the foregoing, New Athletics and the Surviving Corporations shall not be required to pay an annual premium on such insurance policy for any year during such six- (6)-year period that is greater than 175% of the sum of the annual premiums payable under Trikon's and Aviza's existing insurance policies in effect as of the date hereof; and provided further, that notwithstanding the foregoing, New Athletics and the Surviving Corporations may satisfy their obligations under this Section 5.13.2 by purchasing a "tail" policy under Trikon's and Aviza's existing directors' and officers' insurance policies, as applicable. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.13, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, New Athletics shall, and shall cause the Surviving Corporations to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. The obligations under this Section 5.13 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.13 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.13 applies shall be third-party beneficiaries of this Section 5.13).

                Section 5.13.3    In the event New Athletics or the Surviving Corporations (A) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.13.

                Section 5.13.4    For not less than six (6) years from and after the Effective Time, New Athletics agrees to, and to cause the Trikon Surviving Corporation to (A) indemnify and hold harmless all pension plan trustees of Trikon to the same extent such persons are indemnified as of the date of this Agreement by Trikon, pursuant to the Trikon Certificate and the Trikon Bylaws and indemnification agreements, if any, in existence on the date of this Agreement set forth on Section 5.13.4 of the Trikon Disclosure Schedule with any pension plan trustees of Trikon for acts or omissions occurring at or prior to the Effective Time and (B) maintain in full force and effect, and continue to honor the obligations under, any prepaid insurance policies that Trikon has obtained prior to the Effective Time providing such pension plan trustees of Trikon with insurance coverage with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that New Athletics shall not be required to pay any additional premiums under any such insurance policies.

        Section 5.14    Tax-Free Treatment.

                Section 5.14.1    Each of New Athletics, Trikon and Aviza shall use their respective reasonable best efforts to, and shall cause their respective Subsidiaries to use their respective reasonable best efforts to, take all actions necessary for (i) the Trikon Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Mergers, taken together, to qualify as an exchange described in Section 351 of the Code and the regulations promulgated thereunder. None of New Athletics, Trikon or Aviza shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would reasonably be expected to prevent or impede (i) the Trikon Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code and the regulations promulgated thereunder.

                Section 5.14.2    This Agreement is intended to constitute, and the parties hereby adopt this Agreement as, a plan of "reorganization" within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of New Athletics, Trikon and Aviza shall, and shall cause their respective subsidiaries to, report the Mergers in accordance with Section 5.14.1 hereof, unless otherwise required to pursuant to a "determination" within the meaning of Section 1313(a) of the Code.

                Section 5.14.3    The parties hereto shall cooperate and use their commercially reasonable efforts in order for Trikon to obtain the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), described in Section 6.1.7 hereof and for Aviza to obtain the opinion of Latham & Watkins LLP ("L&W") described in Section 6.1.7 hereof. In connection therewith, New Athletics and Trikon Merger Sub, New Athletics and Aviza Merger Sub, Trikon and Aviza shall, and Aviza shall cause VPVP to, deliver to WSGR and L&W representation letters substantially in the forms attached hereto as Exhibits I, J, K, L and M, respectively, each dated and executed as of the dates of such opinions.

        Section 5.15    Affiliate Agreements.    Each of Trikon and Aviza shall, within five (5) Business Days of the date hereof, deliver to the other party a list (reasonably satisfactory to counsel for each party) setting forth the names of all persons who are expected to be, as of immediately prior to the Effective Time, "affiliates" of Trikon or Aviza, as applicable, for purposes of Rule 145 under the Securities Act. Each of Trikon and Aviza shall furnish such information and documents as the other party may reasonably request for the purpose of reviewing such lists. Each of Trikon and Aviza shall use its commercially reasonable efforts to cause each person who is identified as an affiliate in the list furnished or supplemented by such party pursuant to this Section 5.15 to execute a written agreement, as soon as practicable after the date hereof, in substantially the forms attached hereto as Exhibit N (with respect to affiliates of Trikon) and Exhibit O (with respect to affiliates of Aviza) (each, an "Affiliate Agreement" and collectively, the "Affiliate Agreements").

        Section 5.16    Other Registration Statements.    New Athletics agrees to file one or more registration statements on Forms S-1, S-3 and/or S-8 to register the shares of New Athletics Common Stock issuable with respect to assumed Trikon Options, Trikon Warrants and Aviza Options as soon as is reasonably practicable after the Effective Time (and, in any event, within twenty (20) days after the Effective Time with respect to the registration statement on Form S-8 to register the shares of New Athletics Common Stock issuable with respect to assumed Trikon Options and Aviza Options) and shall maintain the effectiveness of such registration statements hereafter for so long as any of such options remain outstanding.

        Section 5.17    New Athletics Board Composition.    In the event the proposal to provide for a classified board of directors of New Athletics in the New Athletics Certificate is not approved at the Trikon Stockholders' Meeting by the requisite vote of the stockholders of Trikon, the parties hereto shall, (i) cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions necessary to ensure that the first annual meeting of New Athletics' stockholders held after the Effective Time shall not be held prior to the thirteen- (13)-month anniversary of the Effective Time; (ii) for a period beginning at the Effective Time and ending immediately prior to the first (1st) annual meeting of New Athletics' stockholders held after the Effective Time, cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions necessary to maintain a Board of Directors of New Athletics that shall consist of three (3) members of the Trikon Board as of the date of this Agreement (or such other members as shall be designated in accordance with the terms of the New Athletics Certificate), three (3) members of the Aviza Board as of the date of this Agreement (or such other members as shall be designated in accordance with the terms of the New Athletics Certificate) and one (1) member that is not an affiliate of Trikon, Aviza or VantagePoint Venture Partners as of immediately prior to the Effective Time and (iii) for a period beginning immediately prior to the first (1st) annual meeting of New Athletics' stockholders held after the Effective Time and ending immediately prior to the second (2nd) annual meeting of New Athletics' stockholders held after the Effective Time, cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions necessary to maintain a Board of Directors of New Athletics that shall include at least two (2) members of the Trikon Board as of the date of this Agreement (or such other members as shall be designated in accordance with the terms of the New Athletics Certificate), at least two (2) members of the Aviza Board as of the date of this Agreement (or such other members as shall be designated in accordance with the terms of the New Athletics Certificate) and at least one (1) member that is not an affiliate of Trikon, Aviza or VantagePoint Venture Partners as of immediately prior to the Effective Time.

Article 6.
Closing Conditions

        Section 6.1    Conditions to Obligations of Each Party Under This Agreement.    The respective obligations of each party to effect the Mergers and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by Trikon and Aviza, to the extent permitted by applicable Law:

                Section 6.1.1    Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Trikon or Aviza, threatened in writing (and not abandoned or withdrawn) by the SEC.

                Section 6.1.2    Trikon Stockholder Approval.    The Trikon Merger shall have been approved and adopted by the requisite vote of the stockholders of Trikon.

                Section 6.1.3    No Order.    No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or other finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of either of the Mergers or any other transactions contemplated in this Agreement.

                Section 6.1.4    Consents and Approvals.    Other than filing of the Certificates of Merger, all consents, approvals and authorizations of any Governmental Entity set forth in Section 3.5.2 or Section 4.5.2 hereof or required to be set forth in the related sections of the Aviza Disclosure Schedule or the Trikon Disclosure Schedule, as applicable, the failure of which to obtain is reasonably likely to have an Aviza Material Adverse Effect or a Trikon Material Adverse Effect shall have been obtained on terms and conditions that would not reasonably be likely to have an Aviza Material Adverse Effect or a Trikon Material Adverse Effect.

                Section 6.1.5    HSR Act.    Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated.

                Section 6.1.6    NASDAQ Listing.    The shares of New Athletics Common Stock issuable to Trikon's and Aviza's stockholders in the Mergers shall have been approved for listing on NASDAQ, subject to official notice of issuance.

                Section 6.1.7    Tax Opinions.    Trikon shall have received a written opinion from WSGR, in form and substance reasonably acceptable to it, dated as of the Closing Date to the effect that, for U.S. federal income Tax purposes, the Trikon Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the Mergers, taken together, will qualify as an exchange described in Section 351 of the Code and the regulations promulgated thereunder. Aviza shall have received a written opinion from L&W, in form and substance reasonably acceptable to it, dated as of the Closing Date to the effect that, for U.S. federal income Tax purposes, the Mergers, taken together, will qualify as an exchange described in Section 351 of the Code the regulations promulgated thereunder. In rendering the opinions described in this Section 6.1.7, each of WSGR and L&W shall receive and may rely upon representations contained in certificates of New Athletics and Trikon Merger Sub, New Athletics and Aviza Merger Sub, Trikon and Aviza, substantially in the forms attached hereto as Exhibits I, J, K, L and M, respectively. The opinions referred to in this Section 6.1.7 shall not be waivable after the receipt of the approvals specified in Section 6.1.2 hereof, unless further approvals described in Section 6.1.2 hereof are obtained with appropriate disclosure.

        Section 6.2    Additional Conditions to Obligations of Trikon.    The obligations of Trikon to effect the Trikon Merger and the other transactions contemplated herein are also subject to the following conditions, any or all of which may be waived, in whole or in part, by Trikon, to the extent permitted by applicable Law:

                Section 6.2.1    Representations and Warranties.    The representations and warranties of Aviza contained in Article 3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as if made as of the Effective Time, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that the condition contained in this Section 6.2.1 shall be deemed to be satisfied so long as any failures of such representations and warranties to be so true and correct, in the aggregate, do not constitute an Aviza Material Adverse Effect as of the Effective Time (it being understood that, for purposes of determining the accuracy of the representations and warranties of Aviza for purposes of this Section 6.2.1, all "Aviza Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded).

                Section 6.2.2    Agreements and Covenants.    Aviza shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

                Section 6.2.3    Stockholder Agreement.    The Stockholder Agreement shall be in full force and effect as of the Effective Time.

                Section 6.2.4    Dissenting Shares.    The Dissenting Shares shall not represent more than one percent (1%) of the issued and outstanding Aviza Stock immediately prior to the Effective Time.

        Section 6.3    Additional Conditions to Obligations of Aviza.    The obligations of Aviza to effect the Aviza Merger and the other transactions contemplated herein are also subject to the following conditions, any or all of which may be waived, in whole or in part, by Aviza, to the extent permitted by applicable Law:

                Section 6.3.1    Representations and Warranties.    The representations and warranties of Trikon contained in Article 4 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as if made as of the Effective Time, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that the condition contained in this Section 6.3.1 shall be deemed to be satisfied so long as any failures of such representations and warranties to be so true and correct, in the aggregate, do not constitute a Trikon Material Adverse Effect as of the Effective Time (it being understood that, for purposes of determining the accuracy of the representations and warranties of Trikon for purposes of this Section 6.3.1, all "Trikon Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded).

                Section 6.3.2    Agreements and Covenants.    Trikon shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

Article 7.
Termination, Amendment and Waiver

        Section 7.1    Termination.    This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of Trikon or Aviza:

                Section 7.1.1    By mutual written consent of Trikon and Aviza, by action of their respective Boards of Directors;

                Section 7.1.2    By either Aviza or Trikon if the Mergers shall not have been consummated prior to September 30, 2005 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Mergers to occur on or before such date;

                Section 7.1.3    By either Aviza or Trikon if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.8 hereof);

                Section 7.1.4    By Trikon if the approval by the stockholders of Aviza required for the consummation of the Aviza Merger or the other transactions contemplated hereby shall not have been obtained by reason of the failure to obtain the required vote of Aviza's stockholders;

                Section 7.1.5    By Trikon if (A) the Aviza Board shall have withdrawn, or adversely modified, or failed upon Trikon's reasonable request to reconfirm its recommendation of the Aviza Merger or this Agreement (or determined to do so); (B) the Aviza Board shall have determined to recommend to the stockholders of Aviza that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept an Acquisition Proposal; (C) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of twenty percent (20%) or more of the outstanding shares of Aviza's capital stock is commenced (other than by New Athletics or an affiliate of New Athletics or Trikon or an affiliate of Trikon) and the Aviza Board fails to recommend that the stockholders of Aviza not tender their shares in such tender or exchange offer within ten (10) Business Days after Trikon requests such recommendation or (D) any person (other than New Athletics or an affiliate of New Athletics, Trikon or an affiliate of Trikon or VantagePoint Venture Partners or any of its affiliates) or group becomes the beneficial owner of thirty percent (30%) or more of the outstanding shares of Aviza's capital stock without the prior written approval of Trikon; provided, however, that Trikon shall bear the cost of any incremental fees and expenses of the Aviza Financial Advisor incurred by Aviza as a result of Trikon's reasonable request for the Aviza Board to reconfirm its recommendation of the Aviza Merger or this Agreement pursuant to clause (A) of this Section 7.1.5;

                Section 7.1.6    By either Trikon or Aviza if the approval by the stockholders of Trikon required for the consummation of the Trikon Merger shall not have been obtained by reason of the failure to obtain the required vote of Trikon's stockholders at a duly held meeting of stockholders or at any adjournment thereof; provided, however, that if this Agreement is then terminable pursuant to Section 7.1.7 hereof by Aviza, Trikon shall not have a right to terminate under this Section 7.1.6;

                Section 7.1.7    By Aviza if (A) the Trikon Board shall have withdrawn, or adversely modified, or failed upon Aviza's reasonable request to reconfirm its recommendation of the Trikon Merger or this Agreement (or determined to do so); (B) the Trikon Board shall have determined to recommend to the stockholders of Trikon that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept a Superior Proposal; (C) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of twenty percent (20%) or more of the outstanding shares of Trikon's capital stock is commenced (other than by New Athletics or an affiliate of New Athletics or Aviza or an affiliate of Aviza) and the Trikon Board fails to recommend that the stockholders of Trikon not tender their shares in such tender or exchange offer within ten (10) Business Days after Aviza requests such recommendation; (D) any person (other than New Athletics or an affiliate of New Athletics or Aviza or an affiliate of Aviza) or group becomes the beneficial owner of thirty percent (30%) or more of the outstanding shares of Trikon's capital stock without the prior written approval of Aviza or (E) Trikon fails to hold the Trikon Stockholders' Meeting by the Outside Date due to Trikon's breach of Section 5.5 hereof; provided, however, that Aviza shall bear the cost of any incremental fees and expenses of the Trikon Financial Advisor incurred by Trikon as a result of Aviza's reasonable request for the Trikon Board to reconfirm its recommendation of the Trikon Merger or this Agreement pursuant to clause (A) of this Section 7.1.7;

                Section 7.1.8    By Trikon, if the Trikon Board determines to accept a Superior Proposal, but only after Trikon (A) provides Aviza with not less than five (5) Business Days' notice of its determination to accept such Superior Proposal, including all material terms thereof; (B) within not less than the five (5) Business Day period referred to above, has negotiated, and has caused its financial and legal advisors to negotiate, with Aviza to make such adjustments in the terms and conditions of this Agreement as would enable Trikon to proceed with the transactions contemplated hereby; (C) if the consideration payable to Trikon's stockholders in such Superior Proposal consists of equity securities of the party making such Superior Proposal, holds the Trikon Stockholders' Meeting and has failed to obtain the stockholder approval required for the Trikon Merger and (D) fulfills its obligations under Section 7.2 hereof upon such termination (provided that Trikon's right to terminate this Agreement under this Section 7.1.8 shall not be available if Trikon is then in breach of Section 5.7 hereof);

                Section 7.1.9    By Trikon, if since the date of this Agreement, there shall have been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aviza set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Sections 6.2.1 or 6.2.2 of this Agreement not to be satisfied and (ii) shall not have been cured within fifteen (15) days following receipt by Aviza of written notice of such breach or failure from Trikon (except in the case of a breach or failure that is not curable or Aviza has ceased to exercise commercially reasonable efforts to cure such breach or failure, in which event such termination shall be effective upon notice of termination by Trikon);

                Section 7.1.10    By Aviza, if since the date of this Agreement, there shall have been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trikon set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Sections 6.3.1 or 6.3.2 of this Agreement not to be satisfied and (ii) shall not have been cured within fifteen (15) days following receipt by Trikon of written notice of such breach or failure from Aviza (except in the case of a breach or failure that is not curable or Trikon has ceased to exercise commercially reasonable efforts to cure such breach or failure, in which event such termination shall be effective upon notice of termination by Aviza); or

                Section 7.1.11    By Trikon if New Athletics shall not have filed the Registration Statement on or prior to May 28, 2005 in a manner that complies as to form in all material respects with the requirements of Form S-4, the Securities Act and the Exchange Act; provided, however, that the right to terminate this Agreement under this Section 7.1.11 shall not be available to Trikon if Trikon's failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Registration Statement to be so filed on or before such date; and provided further, that the right to terminate this Agreement under this Section 7.1.11 shall not be available to Trikon unless Trikon has provided Aviza with written notice of its intention to terminate this Agreement under this Section 7.1.11 on or prior to the close of business on June 1, 2005.

        Section 7.2    Effect of Termination.

                Section 7.2.1    Limitation on Liability.    In the event of termination of this Agreement by either Aviza or Trikon as provided in Section 7.1 hereof, this Agreement shall forthwith become void and the obligations of the parties hereto shall terminate, except (x) with respect to Section 5.6, Section 5.10, this Section 7.2 and Article 8, which shall remain in full force and effect and shall survive any such termination, and (y) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or any Ancillary Agreement.

                Section 7.2.2    Trikon Expenses.    Trikon and Aviza agree that if this Agreement is terminated pursuant to Sections 7.1.4, 7.1.5 or 7.1.9 hereof, then Aviza shall pay Trikon an amount equal to the sum of Trikon's Expenses not to exceed $1,000,000; provided, however, that Aviza shall not be required to pay Trikon any amounts pursuant to this Section 7.2.2 if Trikon terminates this Agreement pursuant to Section 7.1.9 hereof solely due to Aviza's breach of its representations and warranties contained in Section 3.9(A) hereof.

                Section 7.2.3    Aviza Expenses.    Trikon and Aviza agree that if this Agreement is terminated pursuant to Sections 7.1.6, 7.1.7, 7.1.8 or 7.1.10 hereof, then Trikon shall pay to Aviza an amount equal to the sum of Aviza's Expenses not to exceed $1,000,000; provided, however, that Trikon shall not be required to pay Aviza any amounts pursuant to this Section 7.2.3 if Aviza terminates this Agreement pursuant to Section 7.1.10 hereof solely due to Trikon's breach of its representations and warranties contained in Section 4.9(A) hereof.

                Section 7.2.4    Payment of Expenses.    Payment of Expenses pursuant to Section 7.2.2 or Section 7.2.3 hereof shall be made not later than two (2) Business Days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the ninetieth (90th) day after such party delivers such notice of demand for payment).

          Section 7.2.5    Termination Fee.

                        Section 7.2.5.1    In addition to any payment required by the foregoing provisions of this Section 7.2, (A) in the event that this Agreement is terminated pursuant to Section 7.1.5 hereof, then Aviza shall pay to Trikon, within two (2) Business Days thereafter, a termination fee of $1,500,000 and (B) in the event that this Agreement is terminated pursuant to Section 7.1.4 hereof, and an Acquisition Proposal has been publicly announced and not expressly and publicly withdrawn prior to the Outside Date, then Aviza shall pay Trikon, no later than two (2) days after the earlier to occur of (x) the date of entrance by Aviza or any Aviza Subsidiary into an agreement concerning a transaction that constitutes an Acquisition Proposal, provided that such agreement is entered into within twelve (12) months of the termination of this Agreement or (y) the date any person or group of related persons (other than Trikon) purchases 37.5% or more of the voting securities of Aviza by way of a tender or exchange offer (provided that any such tender or exchange offer for Aviza's voting securities is first publicly announced within twelve (12) months of such termination of this Agreement), a termination fee of $1,500,000; provided, however, that notwithstanding anything to the contrary in this Agreement, in no event shall Aviza be required to pay Trikon more than an aggregate of $2,000,000 pursuant to Section 7.2.2 and this Section 7.2.5.1.

                        Section 7.2.5.2    In addition to any payment required by the foregoing provisions of this Section 7.2, (A) in the event that this Agreement is terminated pursuant to Section 7.1.7 or Section 7.1.8 hereof, then Trikon shall pay to Aviza immediately prior to such termination, in the case of a termination by Trikon, or within two (2) Business Days thereafter, in the case of a termination by Aviza, a termination fee of $1,500,000 and (B) in the event that this Agreement is terminated pursuant to Section 7.1.6 hereof, and an Acquisition Proposal has been publicly announced and not expressly and publicly withdrawn prior to the Trikon Stockholders' Meeting, then Trikon shall pay Aviza, no later than two (2) days after the earlier to occur of (x) the date of entrance by Trikon or any Trikon Subsidiary into an agreement concerning a transaction that constitutes an Acquisition Proposal, provided that such agreement is entered into within twelve (12) months of the termination of this Agreement or (y) the date any person or group of related persons (other than Aviza) purchases 37.5% or more of the voting securities of Trikon by way of a tender or exchange offer (provided that any such tender or exchange offer for Trikon's voting securities is first publicly announced within twelve (12) months of such termination of this Agreement), a termination fee of $1,500,000; provided, however, that notwithstanding anything to the contrary in this Agreement, in no event shall Trikon be required to pay Aviza more than an aggregate of $2,000,000 pursuant to Section 7.2.3 and this Section 7.2.5.2.

                Section 7.2.6    All Payments.    All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

        Section 7.3    Amendment.    This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Mergers by the stockholders of Aviza or Trikon, as applicable, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 7.4    Waiver.    At any time prior to the Effective Time, any party hereto may (A) extend the time for the performance of any of the obligations or other acts of the other party hereto; (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Aviza or Trikon, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        Section 7.5    Fees and Expenses.    Subject to the provisos set forth in Sections 7.1.5 and Section 7.1.7 hereof and Section 7.2.1, Section 7.2.2 and Section 7.2.3 hereof, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Article 8.
General Provisions

        Section 8.1    Non-Survival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        Section 8.2    Notices.    Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

  If to Trikon, addressed to it at:

    Trikon Technologies, Inc.
    Ringland Way
    Newport, South Wales NP18 2TA
    United Kingdom
    Attention: Chief Executive Officer
    Facsimile: +44 (0) 16-3341-4040

  with a copy to:

    Wilson Sonsini Goodrich & Rosati, Professional Corporation
    650 Page Mill Road
    Palo Alto, California 94304
    Attention: Steven V. Bernard, Esq.
    Facsimile: (650) 493-6811

  If to Aviza, addressed to it at:

    Aviza Technology, Inc.
    440 Kings Village Road
    Scotts Valley, California 95066
    Attention: Chief Executive Officer
    Facsimile: (831) 439-6349

  with a copy to:

    Latham & Watkins LLP
    135 Commonwealth Drive
    Menlo Park, California 94025
    Attention: Christopher L. Kaufman, Esq.
    Facsimile: (650) 463-2600

        Section 8.3    Certain Definitions.    For purposes of this Agreement, the term:

        "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person;

        "Acquisition Proposal" means any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving Aviza and any Aviza Subsidiary or Trikon or any Trikon Subsidiary; (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Aviza or any Aviza Subsidiary or Trikon or any Trikon Subsidiary representing 20% or more of the consolidated assets of Aviza and the Aviza Subsidiaries or Trikon and the Trikon Subsidiaries; (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of Aviza or Trikon; (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of Aviza or Trikon or (E) any combination of the foregoing (other than the Mergers); provided, however, that any offer or proposal (or agreement or transaction related thereto) made or received after the termination of this Agreement concerning any sale or issuance by Aviza or Trikon of securities in one or more bona fide capital raising transactions that do not result in any person or group obtaining the right to designate more than one third (1/3) of the members of the Aviza Board or the Trikon Board, as applicable, shall not constitute an Acquisition Proposal.

        "Ancillary Agreements" means the Stockholder Agreement.

        "Aviza ERISA Affiliate" means any entity or trade or business (whether or not incorporated) other than Aviza that together with Aviza is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

        "Aviza Exchange Ratio" means the quotient obtained by dividing (x) the product of (i) Twenty-Five Million (25,000,000) multiplied by (ii) the Tigers Exchange Ratio by (y) the Aviza Fully-Diluted Share Number.

        "Aviza Financial Advisor" means Citigroup Global Markets Inc.

        "Aviza Fully-Diluted Share Number" means, as of immediately prior to the Effective Time, the sum of all shares of Aviza Common Stock then (i) issued and outstanding; (ii) issuable upon the conversion of all shares of Aviza Series A Preferred Stock then issued and outstanding; (iii) issuable upon the exercise of all Aviza Options then unexercised, unexpired and outstanding and (iv) issuable upon the conversion, exercise or exchange of any other securities then issued and outstanding.

        "Aviza Material Adverse Effect" means any change affecting, or condition having an effect on, Aviza and the Aviza Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition, results of operations or capitalization of Aviza and the Aviza Subsidiaries, taken as a whole, other than any change or condition (a) relating to the economy or securities markets in general, or the industries in which Aviza operates in general, and not specifically relating to Aviza or (b) attributable to the public announcement or pendency of this Agreement or the transactions contemplated hereby (including the loss of customers, suppliers or employees) or the performance by Aviza of this Agreement.

        "Aviza Stock" means the Aviza Preferred Stock and the Aviza Common Stock.

        "beneficial ownership" (and related terms such as "beneficially owned" or "beneficial owner") has the meaning set forth in Rule 13d-3 under the Exchange Act.

        "Blue Sky Laws" means state securities or "blue sky" laws.

        "Business Day" means any day other than a day on which the SEC shall be closed.

        "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

        "Contracts" means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, policies, purchase and sales orders, quotations and other executory commitments to which Trikon or Aviza is a party or to which any of the assets of Trikon, Aviza or any of their respective Subsidiaries, as applicable, are subject, whether oral or written, express or implied.

        "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

        "Encumbrance" means any lien, pledge, mortgage, security interest, claim, charge, easement, limitation, commitment, encroachment, restriction (other than a restriction on transferability imposed by federal or state securities Laws) or other encumbrance of any kind or nature whatsoever (whether absolute or contingent).

        "Environmental Laws" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

        "Environmental Permits" means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

        "Equity Interest" means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        "European Aviza Subsidiary" means an Aviza Subsidiary incorporated in a member state of the European Union.

        "European Trikon Subsidiary" means a Trikon Subsidiary incorporated in a member state of the European Union.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Ratios" means the Trikon Exchange Ratio and the Aviza Exchange Ratio.

        "Expenses" includes all reasonably incurred out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereto.

        "GAAP" means generally accepted accounting principles as applied in the United States.

        "Governmental Entity" means domestic or foreign governmental, administrative, judicial or regulatory authority.

        "group" is defined as in the Exchange Act, except where the context otherwise requires.

        "Hazardous Materials" means (A) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, volatile organic compounds or semi-volatile organic compounds or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

        "Intellectual Property" means Technology and Intellectual Property Rights therein.

        "Intellectual Property Rights" means all intellectual property rights or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, copyrights, domain name rights, mask work rights, trade names, design rights, database rights, trade secret rights, rights in know-how and similar or equivalent rights anywhere in the world.

        "IRS" means the United States Internal Revenue Service.

        "knowledge" means (i) with respect to Trikon, the current and actual knowledge of John Macneil and William J. Chappell and (ii) with respect to Aviza, the current and actual knowledge of Jerauld J. Cutini and Patrick C. O'Connor.

        "Law" means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

        "Other Filings" means all filings made by or required to be made by New Athletics or Trikon with the SEC in connection with the Mergers other than the Registration Statement and the Proxy Statement.

        "Permitted Encumbrances" means (a) Encumbrances for current Taxes not yet due and payable and (b) liens imposed by Law, such as mechanics' liens.

        "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "subsidiary" or "subsidiaries" of New Athletics, Trikon, Aviza, the Surviving Corporations or any other person means any corporation, partnership, joint venture or other legal entity of which New Athletics, Trikon, Aviza, the Surviving Corporations or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

        "Superior Proposal" means a bona fide Acquisition Proposal made by a third party which was not solicited by Trikon, any Trikon Subsidiary, any Trikon Representative or any other affiliates of Trikon, and which, in the good faith judgment of the Trikon Board, taking into account, to the extent deemed appropriate by the Trikon Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated and (B) if consummated would, based upon the good faith determination of the Trikon Board after consultation with the Trikon Financial Advisor, result in a transaction that is more favorable to Trikon's stockholders, from a financial point of view, than the transactions contemplated by this Agreement.

        "Tax" or, collectively, "Taxes," means any and all federal, state, local or foreign taxes, assessments and other governmental changes, duties, impositions and liabilities, including gross receipts, income, profits, sales, use, value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, social security, license, occupation, business organization, stamp, environmental, property, severance, premium, custom duties, capital stock, disability, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

        "Tax Return" means any return, declaration, report, claim for refund, or information return or statement, including any schedule or attachment thereto, and including any amendment thereof.

        "Technology" means all tangible inventions (whether or not patentable), processes, formulae, protocols, schematics, diagrams, techniques, products, technologies, discoveries, mask works, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, know-how, trade dress, copyright registrations, databases and data collections, customer lists, confidential marketing and customer information, licenses, confidential technical information, software and all documentation and tangible embodiments thereof.

        "Trikon ERISA Affiliate" means any entity or trade or business (whether or not incorporated) other than Trikon that together with Trikon is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

        "Trikon Exchange Ratio" means 0.333; provided, however, that the Trikon Exchange Ratio may be amended at any time prior to the Effective Time by the mutual written consent of the Aviza Board and the Trikon Board.

        "Trikon Financial Advisor" means Adams Harkness, Inc.

        "Trikon Material Adverse Effect" means any change affecting, or condition having an effect on Trikon and the Trikon Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations or capitalization of Trikon and the Trikon Subsidiaries, taken as a whole, other than (A) any change or condition (i) relating to the economy or securities markets in general, or the industries in which Trikon operates in general, and not specifically relating to Trikon or (ii) attributable to the public announcement or pendency of this Agreement or the transactions contemplated hereby (including the loss of customers, suppliers or employees) or the performance by Trikon of this Agreement or (B) any change in the market price of Trikon Common Stock, in and of itself, or the failure of Trikon to meet or exceed published revenue or earnings projections or published analyst expectations, in either case, in and of itself.

        Section 8.4    Terms Defined Elsewhere.    The following terms are defined elsewhere in this Agreement, as indicated below:

"Affiliate Agreements"	Section 5.15
"Agreement"	Preamble
"Aviza"	Preamble

"Aviza Balance Sheet"	Section 3.7.1
"Aviza Benefit Plan"	Section 3.10.1
"Aviza Board"	Recitals
"Aviza Bylaws"	Section 3.2
"Aviza Certificate"	Section 3.2
"Aviza Common Stock"	Section 2.1.1.3
"Aviza Disclosure Schedule"	Article 3
"Aviza Employees"	Section 5.12
"Aviza Financial Statements"	Section 3.7.1
"Aviza Foreign Plan"	Section 3.10.8
"Aviza Leased Real Property"	Section 3.21.2
"Aviza Leases"	Section 3.21.2
"Aviza Material Contract"	Section 3.13
"Aviza Material Intellectual Property"	Section 3.16.1
"Aviza Material Intellectual Property Rights"	Section 3.16.1
"Aviza Merger"	Section 1.3
"Aviza Merger Sub"	Recitals
"Aviza Non-U.S. Employees"	Section 3.11.5.1
"Aviza Options"	Section 2.4.2
"Aviza Owned Real Property"	Section 3.21.1
"Aviza Permits"	Section 3.6
"Aviza Preferred Stock"	Section 2.1.1.5
"Aviza Real Property"	Section 3.21.2
"Aviza Recommendation"	Section 5.7.5
"Aviza Representatives"	Section 5.6.1
"Aviza Series A Preferred Stock"	Section 2.1.1.4
"Aviza Series B Preferred Stock"	Section 2.1.1.5
"Aviza Stock Option Plans"	Section 2.4.2
"Aviza Subsidiary"	Section 3.1
"Aviza Surviving Corporation"	Section 1.6
"Aviza Warrants"	Section 2.1.1.6
"Certificates"	Section 2.2.2
"Certificates of Merger"	Section 1.4
"Closing"	Section 1.5

"Closing Date"	Section 1.5
"COBRA"	Section 3.10.7
"Code"	Recitals
"Confidentiality Agreement"	Section 5.6.2
"D&O Insurance"	Section 5.13.2
"DGCL"	Recitals
"Dissenting Shares"	Section 2.5
"Dissenting Stockholder"	Section 2.5
"Effective Time"	Section 1.4
"Excess Shares"	Section 2.2.5.1
"Exchange Agent"	Section 2.2.1
"Exchange Fund"	Section 2.2.1
"HIPAA"	Section 3.10.7
"L&W"	Section 5.14.3
"Mergers"	Section 1.3
"Multiemployer Plan"	Section 3.10.3
"NASDAQ"	Section 2.2.5.1
"New Athletics"	Preamble
"New Athletics Bylaws"	Section 1.1
"New Athletics Certificate"	Section 1.1
"New Athletics Common Stock"	Section 2.1.1.1
"Outside Date"	Section 7.1.2
"PBGC"	Section 3.10.4
"Pension Benefits"	Section 3.10.8
"Proxy Statement"	Section 5.4
"Registration Statement"	Section 5.4
"Relevant Transfer"	Section 3.11.5.3
"Stockholder Agreement"	Recitals
"Surviving Corporations"	Section 1.6
"Trikon"	Preamble
"Trikon Benefit Plan"	Section 4.10.1
"Trikon Board"	Recitals
"Trikon Bylaws"	Section 4.2
"Trikon Certificate"	Section 4.2

"Trikon Common Stock"	Section 2.1.1.1
"Trikon Disclosure Schedule"	Article 4
"Trikon Employees"	Section 5.12
"Trikon Financial Statements"	Section 4.7.2
"Trikon Foreign Plan"	Section 4.10.8
"Trikon Form 10-K"	Section 4.2
"Trikon Form 10-Q"	Section 4.7.3
"Trikon Leased Real Property"	Section 4.22.2
"Trikon Leases"	Section 4.22.2
"Trikon Material Contract"	Section 4.13
"Trikon Material Intellectual Property"	Section 4.16.1
"Trikon Material Intellectual Property Rights"	Section 4.16.1
"Trikon Merger"	Section 1.2
"Trikon Merger Sub"	Recitals
"Trikon Non-U.S. Employees"	Section 4.11.5.1
"Trikon Options"	Section 2.4.1
"Trikon Owned Real Property"	Section 4.22.1
"Trikon Permits"	Section 4.6
"Trikon Preferred Stock"	Section 4.3
"Trikon Recommendation"	Section 5.7.6
"Trikon Representatives"	Section 5.6.1
"Trikon SEC Filings"	Section 4.7.1
"Trikon Stock"	Section 4.3
"Trikon Stockholders' Meeting"	Section 5.5
"Trikon Stock Option Plans"	Section 2.4.1
"Trikon Subsidiary"	Section 4.1
"Trikon Surviving Corporation"	Section 1.6
"Trikon Warrants"	Section 2.1.1.2
"WSGR"	Section 5.14.3

        Section 8.5    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 8.6    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        Section 8.7    Entire Agreement.    This Agreement (together with the Exhibits, the Trikon Disclosure Schedule, the Aviza Disclosure Schedule and the other documents delivered pursuant hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

        Section 8.8    Assignment.    This Agreement shall not be assigned by operation of law or otherwise.

        Section 8.9    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.13 hereof, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        Section 8.10    Mutual Drafting.    Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

        Section 8.11    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

                Section 8.11.1    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

                Section 8.11.2    Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts; (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court; (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2 hereof. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

                Section 8.11.3    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.3.

        Section 8.12    Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        Section 8.13    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that remedies at law for any breach of the terms of this Agreement are inadequate. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRIKON TECHNOLOGIES, INC.
By:	/s/ JOHN MACNEIL a duly authorized signatory
AVIZA TECHNOLOGY, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
NEW ATHLETICS, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. I
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. II
By:	/s/ JERAULD J. CUTINI a duly authorized signatory

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This Amendment, dated as of June 23, 2005 (the "Amendment"), to the Agreement and Plan of Merger, dated as of March 14, 2005 (this "Agreement"), is entered into by and among Trikon Technologies, Inc., a Delaware corporation ("Trikon"), Aviza Technology, Inc., a Delaware corporation ("Aviza"), New Athletics, Inc., a Delaware corporation ("New Athletics"), Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Trikon Merger Sub"), and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Aviza Merger Sub").

RECITAL

        WHEREAS, Trikon, Aviza, New Athletics, Trikon Merger Sub and Aviza Merger Sub are parties to the Agreement and wish to amend the Agreement in accordance with the terms of this Amendment.

        WHEREAS, pursuant to Section 7.3 of the Agreement, the Agreement may be amended by an instrument in writing signed by the parties hereto, which shall be by action taken by or on behalf of their respective boards of directors.

        WHEREAS, the actions required by Section 7.3 of the Agreement to enter into this Amendment have been taken by or on behalf of the board of directors of each party to this Amendment.

AGREEMENT

        NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

        1.     Defined Terms.    Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

        2.     Amendment to Section 7.1.2 of the Agreement.    Section 7.1.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

          "Section 7.1.2 By either Aviza or Trikon if the Mergers shall not have been consummated prior to October 31, 2005 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Mergers to occur on or before such date;"

        3.     Full Force and Effect.    Except as expressly modified by this Amendment, the Agreement is unmodified and this Amendment shall not impair the full force and effect of the Agreement.

        4.     Choice of Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

        5.     Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

TRIKON TECHNOLOGIES, INC.
By:	/s/ JOHN MACNEIL a duly authorized signatory
AVIZA TECHNOLOGY, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
NEW ATHLETICS, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. I
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. II
By:	/s/ JERAULD J. CUTINI a duly authorized signatory

Amendment dated June 23, 2005 to Merger Agreement

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This Amendment, dated as of October 27, 2005 (this "Amendment"), to the Agreement and Plan of Merger, dated as of March 14, 2005 and amended as of June 23, 2005 (collectively, the "Agreement"), is entered into by and among Trikon Technologies, Inc., a Delaware corporation ("Trikon"), Aviza Technology, Inc., a Delaware corporation ("Aviza"), New Athletics, Inc., a Delaware corporation ("New Athletics"), Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Trikon Merger Sub"), and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of New Athletics ("Aviza Merger Sub").

RECITAL

        WHEREAS, Trikon, Aviza, New Athletics, Trikon Merger Sub and Aviza Merger Sub are parties to the Agreement and wish to amend the Agreement in accordance with the terms of this Amendment.

        WHEREAS, pursuant to Section 7.3 of the Agreement, the Agreement may be amended by an instrument in writing signed by the parties hereto, which shall be by action taken by or on behalf of their respective boards of directors.

        WHEREAS, the actions required by Section 7.3 of the Agreement to enter into this Amendment have been taken by or on behalf of the board of directors of each party to this Amendment.

AGREEMENT

        NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

        1.     Defined Terms.    Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

        2.     Amendment to Section 7.1.2 of the Agreement.    Section 7.1.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

          "Section 7.1.2 By either Aviza or Trikon if the Mergers shall not have been consummated prior to December 31, 2005 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Mergers to occur on or before such date;"

        3.     Full Force and Effect.    Except as expressly modified by this Amendment, the Agreement is unmodified and this Amendment shall not impair the full force and effect of the Agreement.

        4.     Choice of Law.    This Amendment shall be governed by, and construed in accordance with, the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

        5.     Counterparts.    This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

TRIKON TECHNOLOGIES, INC.
By:	/s/ JOHN MACNEIL a duly authorized signatory
AVIZA TECHNOLOGY, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
NEW ATHLETICS, INC.
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. I
By:	/s/ JERAULD J. CUTINI a duly authorized signatory
BASEBALL ACQUISITION CORP. II
By:	/s/ JERAULD J. CUTINI a duly authorized signatory

Second Amendment to Merger Agreement

Annex B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

NEW ATHLETICS, INC.
(as hereby amended, Aviza Technology, Inc.)
(a Delaware corporation)

                Jerauld J. Cutini, President and Chief Executive Officer of New Athletics, Inc., a Delaware corporation (the "Corporation"), hereby certifies as follows:

                1.    The Corporation is a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL").

                2.    The name of the Corporation is New Athletics, Inc.

                3.    The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 8, 2004 (the "Certificate of Incorporation").

                4.    This Amended and Restated Certificate of Incorporation (the "Amended Certificate") was duly adopted in accordance with Sections 141, 242 and 245 of the DGCL.

                5.    This Amended Certificate amends and restates the Certificate of Incorporation to read in its entirety as follows:

I.

        "The name of this corporation is Aviza Technology, Inc. (the "Corporation").

II.

        The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

III.

        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

IV.

        A.    CLASSES OF STOCK.    The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of stock that the Corporation shall have authority to issue is one hundred-five million (105,000,000) of which (i) one hundred million (100,000,000) shares shall be Common Stock, $0.0001 par value per share (the "Common Stock") and (ii) five million (5,000,000) shares shall be shares of Preferred Stock, $0.0001 par value per share (the "Preferred Stock").

        B.    PREFERRED STOCK.    Subject to the limitations and in the manner provided by law, the Board of Directors of the Corporation (the "Board of Directors") or a duly-authorized committee of the Board of Directors, in accordance with the laws of the State of Delaware, is hereby authorized to, from time to time, provide by resolution for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as the "Preferred Stock Designation"), setting forth such resolution, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following: (i) the designation of the series, which may be by distinguishing number, letter or title; (ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation or the DGCL) increase or decrease (but not below the number of shares thereof then outstanding); provided that in case the number of shares of any series shall be so decreased, the shares constituting such decrease shall upon the taking of any action required by applicable law resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series as well as the number of shares authorized for issuance in each series; (iii) the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or non-cumulative; (iv) dates at which dividends, if any, shall be payable; (v) the redemption rights and price or prices, if any, for shares of the series; (vi) the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series; (vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation and the relative rights of priority, if any, of payment of shares of that series; (viii) whether the shares of the series shall be convertible into, or exchangeable, or redeemable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (ix) the voting rights, if any, of the holders of shares of the series generally or upon specified events and (x) any other rights, powers, preferences of such shares as are permitted by law.

V.

        For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its Board of Directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

        A.    BOARD OF DIRECTORS.

                1.    POWERS; NUMBER OF DIRECTORS.    The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the bylaws of the Corporation; provided, however, that the number of directors which shall constitute the whole Board of Directors shall not be fixed at less or more than seven (7) prior to the third (3rd) anniversary of the Effective Time (as such term is defined in that certain Agreement and Plan of Merger dated as of March 14, 2005, by and among Trikon Technologies, Inc., a Delaware corporation ("Trikon"), Aviza Technology, Inc., a Delaware corporation ("Aviza"), the Corporation, Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of the Corporation, and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of the Corporation (the "Merger Agreement")), except upon the recommendation of a majority of the Board of Directors, including a majority of the Trikon Designees (as such term is defined in that certain Stockholder Agreement dated as of March 14, 2005, by and among the Corporation, Trikon and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (the "Stockholder Agreement")).

                2.    ELECTION OF DIRECTORS.

                        a.         Subject to the special rights of the holders of any class or series of stock to elect directors, the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors such that Class I, Class II and Class III shall each consist of an equal number of Directors to the extent practicable. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual meeting.

                        b.         If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain a number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

                        c.         Until the second (2nd) annual meeting of the stockholders of the corporation held after the Effective Time, there shall be a special nominating committee of the Board of Directors (the "Special Nominating Committee"), the members of which Special Nominating Committee shall initially be Jerauld J. Cutini and Robert R. Anderson, the sole power and authority of which shall be to recommend, for the nomination by the Board of Directors, the persons who are to replace the Trikon Designees in the event of a vacancy on the Board of Directors created as a result of the death, resignation, retirement, disqualification or removal for Cause (as such term is defined in the Stockholder Agreement) of any such Trikon Designee during the time periods and as otherwise provided in Sections 2.2(a)(x) and (b)(x) of the Stockholder Agreement.

                3.    REMOVAL OF DIRECTORS.

                        a.         Neither the Board of Directors nor any individual director may be removed without cause.

                        b.         Subject to any limitation imposed by law, any director may be removed with cause by the holders of at least seventy-five percent (75%) of the voting power of the Corporation entitled to vote at an election of directors.

                4.    VACANCIES.    Any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall be filled by a majority of the members of the Incumbent Board then in office, even though less than a quorum of the Board of Directors, and not by the stockholders; provided, however, that any such vacancies shall be filled in accordance with the Sections 2.2(a)(x) and (y) and Sections 2.2(b)(x) and (y) of the Stockholder Agreement to the extent such Sections or subsections are applicable at the time of the filling of such vacancy. The newly created or eliminated directorships resulting from such increase or decrease shall, if reasonably possible, be apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent reasonably possible, consistent with the foregoing, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation and newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided for from time to time by resolution adopted by a majority of the members of the Incumbent Board then in office, although less than a quorum. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled. Any director elected in accordance with this section shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. The "Incumbent Board" shall mean those directors of the Corporation who, as of the Effective Time, constitute the Board of Directors of the Corporation, provided that (i) any person becoming a director subsequent to such date whose election, or nomination for election by the Corporation's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Corporation, as such terms are used Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or (ii) any person appointed by the Incumbent Board to fill a vacancy, shall also be considered a member of the Incumbent Board of the Corporation.

                5.    CERTAIN RESTRICTIONS ON ACTIONS OF THE BOARD OF DIRECTORS.

                        a.         Until the first (1st) anniversary of the Effective Time, the Board of Directors shall not approve any action relating to a reduction in the number of employees at (i) Trikon's manufacturing facility in Newport, South Wales (excluding the sheet metal and machining shop) that would result in a reduction of payroll expenses in excess of twelve percent (12%) of the payroll expenses attributable to such facility at the Effective Time, unless such amendment is recommended by a majority of the Board of Directors, including a majority of the Trikon Designees or (ii) Aviza's manufacturing facility located at Scotts Valley, California that would result in a reduction of payroll expenses in excess of twelve percent (12%) of the payroll expenses attributable to such facility at the Effective Time, unless such amendment is recommended by a majority of the Board of Directors, including a majority of the Aviza Designees (as such term is defined in the Stockholder Agreement).

                        b.         Until nomination of directors by the Board of Directors for the first annual meeting of the stockholders of the Corporation following the Effective Time (which first annual meeting shall not be held prior to the thirteen-(13)-month anniversary of the Effective Time), the Board of Directors shall take no action inconsistent with Section 5.17 of the Merger Agreement.

                        c.         Any transaction between the Corporation or any of its affiliates (other than VantagePoint Venture Partners), on the one hand, and VantagePoint Venture Partners or any of its affiliates (other than the Corporation or any of its affiliates), on the other hand, must be approved by the affirmative vote of a majority of the members of the Board of Directors who are not affiliated with VantagePoint Venture Partners.

        B.    ACTION BY STOCKHOLDERS.

                1.         Special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called at any time by a majority of the Board of Directors, the Chairman of the Board of Directors or the President of the Corporation. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

                2.         No action shall be taken by the stockholders by written consent in lieu of a meeting at any time in which VantagePoint Venture Partners and its affiliates do not hold at least forty percent (40%) of the outstanding common stock of the Corporation on a fully- converted-to-common stock basis. Except as set forth in the immediately preceding sentence, no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of the stockholders of the Corporation.

                3.         Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation.

  C.    BYLAWS.

                1.         In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, adopt, alter, amend, change or repeal the bylaws of the Corporation by resolutions adopted by the affirmative vote of a majority of the entire Board of Directors, subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the Board of Directors.

                2.         Stockholders may not make, adopt, alter, amend, change or repeal the bylaws of the Corporation except upon the affirmative vote of at least seventy-five percent (75%) of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

VI.

        The Corporation is to have perpetual existence.

VII.

        A.    The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented.

        B.    If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

        C.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person in such proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section G of this Article VII, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in advance by the Board of Directors.

        D.    The Corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

        E.    If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        F.     The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized in advance by the Board of Directors.

        G.    The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

        H.    The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, the by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

        I.     The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

        J.     The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation that it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

        K.    Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person's heirs, executors and administrators.

VIII.

                The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, no amendment, alteration, change or repeal may be made to Article V or this Article VIII without the affirmative vote of the holders of at least 75% of the outstanding voting power of the Corporation, voting together as a single class."

*****

                This Amended and Restated Certificate of Incorporation was duly adopted by the Corporation's Board of Directors and by the necessary percentage of voting power of the Corporation's voting securities in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

        [Signature page follows]

                IN WITNESS WHEREOF, New Athletics, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Jerauld J. Cutini, its President and Chief Executive Officer, on this    day of                        2005.

NEW ATHLETICS, INC.
By:	Jerauld J. Cutini President and Chief Executive Officer

Annex C

NEW ATHLETICS, INC.
2005 STOCK PLAN

ARTICLE 1
PURPOSE

        1.1    General.    The purpose of the New Athletics, Inc. 2005 Stock Plan (the "Plan") is to promote the success and enhance the value of New Athletics, Inc. (the "Company") by linking the personal interests of the members of the Board, employees, consultants, officers, and executives of the Company and any Subsidiary, to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, employees, consultants, officers, and executives of the Company upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2
DEFINITIONS AND CONSTRUCTION

        2.1    Definitions.    The following words and phrases shall have the following meanings:

                (a)       "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

                (b)       "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

                (c)       "Board" means the Board of Directors of the Company.

                (d)       "Cause" includes one or more of the following: (i) the commission of an act of fraud, embezzlement or dishonesty by a Participant that has a material adverse impact on the Company or any successor or parent or Subsidiary thereof; (ii) a conviction of, or plea of "guilty" or "no contest" to, a felony by a Participant; (iii) any unauthorized use or disclosure by a Participant of confidential information or trade secrets of the Company or any successor or parent or Subsidiary thereof that has a material adverse impact on any such entity or (iv) any other intentional misconduct by a Participant that has a material adverse impact on the Company or any successor or parent or Subsidiary thereof. However, if the term or concept of "Cause" has been defined in an agreement between a Participant and the Company or any successor or parent or Subsidiary thereof, then "Cause" shall have the definition set forth in such agreement. The foregoing definition shall not in any way preclude or restrict the right of the Company or any successor or parent or Subsidiary thereof to discharge or dismiss any Participant in the service of such entity for any other acts or omissions, but such other acts or omissions shall not be deemed, for purposes of this Plan, to constitute grounds for termination for Cause.

                (e)       "Change of Control" means and includes each of the following:

                        (1)       the acquisition, directly or indirectly, by any "person" or "group" (as those terms are defined in Sections 3(a)(9), 13(d) and 14(d) of the Exchange Act and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors ("voting securities") of the Company that represent 50% or more of the combined voting power of the Company's then outstanding voting securities, other than:

                                (A)      an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

                                (B)      an acquisition of voting securities by the Company or a corporation owned, directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company;

                        Notwithstanding the foregoing, the following event shall not constitute an "acquisition" by any person or group for purposes of this subsection (e): an acquisition of the Company's securities by the Company that causes the Company's voting securities beneficially owned by a person or group to represent 50% or more of the combined voting power of the Company's then outstanding voting securities; provided, however, that if a person or group shall become the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding voting securities by reason of share acquisitions by the Company as described above and shall, after such share acquisitions by the Company, become the beneficial owner of any additional voting securities of the Company, then such acquisition shall constitute a Change of Control; or

                        (2)       during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clauses (1) or (3) of this subsection (e)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

                        (3)       the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

                                (A)       which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

                                (B)       after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (B) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

                        (4)       the Company's stockholders approve a liquidation or dissolution of the Company.

                The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

                (f)        "Code" means the Internal Revenue Code of 1986, as amended.

                (g)       "Committee" means the committee of the Board described in Article 12.

                (h)       "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

                (i)        "Disability" means, for purposes of this Plan, that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

                (j)        "Dividend Equivalents" means a right granted to a Participant pursuant to Article 8 to receive the equivalent value (in Stock) of dividends paid on Stock.

                (k)       "Effective Date" means the first date upon which Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.

                (l)        "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary or Parent.

                (m)      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                (n)       "Fair Market Value" shall mean, as of any date, the value of Stock determined as follows:

                        (1)       If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

                        (2)       If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Stock on the date prior to the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

                        (3)       In the absence of an established market for the Stock, the Fair Market Value thereof shall be determined in good faith by the Committee.

                (o)       "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

                (p)       "Non-Employee Director" means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board. For the avoidance of doubt, this does not include any member of the board of directors of any Parent or Subsidiary who is not also a member of the Board.

                (q)       "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

                (r)       "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

                (s)       "Parent" shall mean any corporation (other than the Company) in an unbroken chain of corporations, ending with the Company, provided each corporation in the unbroken chain (other than the Company) owns at the time of such determination, stock possessing fifty percent (50%) or more of the total combined voting power of all the classes of stock in one of the other corporations in such chain.

                (t)        "Participant" means a person who, as an Employee, a member of the board of, or a consultant, to the Company or any Subsidiary or Parent, has been granted an Award pursuant to the Plan.

                (u)       "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

                (v)       "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), net losses, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, gross or net profit margin, earnings per share, price per share of Stock, and market share, economic value added, return on sale, productivity, expenses, margins, operating efficiency, worker satisfaction and working capital, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Section 162(m) of the Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

                (w)      "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

                (x)       "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

                (y)       "Performance Share" means a right granted to a Participant pursuant to Article 8, to receive cash, Stock, or other Awards, the payment of which is contingent upon achieving certain performance goals established by the Committee.

                (z)       "Plan" means this New Athletics, Inc. 2005 Stock Plan, as it may be amended from time to time.

                (aa)     "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

                (bb)     "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and to risk of forfeiture.

                (cc)     "Restricted Stock Unit" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Article 8.

                (dd)     "Stock" means the common stock of the Company and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

                (ee)     "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

                (ff)      "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Article 8.

                (gg)     "Subsidiary" means any corporation or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3
SHARES SUBJECT TO THE PLAN

        3.1    Number of Shares.

                (a)       Subject to Article 11, the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be one million five hundred thousand (1,500,000) shares. In addition to the foregoing, subject to Article 11, commencing on the first day of the Company's 2006 fiscal year and on the first day of each fiscal year thereafter during the term of the Plan, the number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be increased by that number of shares of Stock equal to the least of the following: (i) four percent (4%) of the total number of shares outstanding, calculated on a fully-diluted basis, on the last trading day of the immediately preceding fiscal year, (ii) one million five hundred thousand (1,500,000) shares or (iii) a lesser amount determined by the Board. Notwithstanding anything to the contrary herein, the maximum aggregate number of shares of Stock that may be issued or transferred pursuant to Incentive Stock Options under the Plan during the term of the Plan is fifteen million (15,000,000), subject to Article 11. The payment of Dividend Equivalents in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

                (b)       To the extent that an Award terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan.

                (c)       Notwithstanding the provisions of this Section 3.1 no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an Incentive Stock Option under Code Section 422.

        3.2    Stock Distributed.    Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

        3.3    Limitation on Number of Shares Subject to Awards.    Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during a calendar year shall be five hundred thousand (500,000).

ARTICLE 4
ELIGIBILITY AND PARTICIPATION

        4.1    Eligibility.

                (a)       General.    Persons eligible to participate in this Plan include Employees, and consultants the Company or any Subsidiary or Parent and all members of the boards of directors of the Company or any Subsidiary or Parent, as determined by the Committee.

                (b)       Foreign Participants.    In order to assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan.

        4.2    Actual Participation.    Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

ARTICLE 5
STOCK OPTIONS

        5.1    General.    The Committee is authorized to grant Options to Participants on the following terms and conditions:

                (a)       Exercise Price.    The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided that the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

                (b)       Time And Conditions Of Exercise.    The Committee shall determine the time or times at which an Option may be exercised in whole or in part, provided that the term of any Option granted under the Plan shall not exceed ten years, and provided further, that in the case of a Non-Qualified Stock Option, such Option shall be exercisable for one year after the date of the Participant's death, provided that this one (1) year period does not exceed the Option's ten (10) year term, as described above. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

                (c)       Payment.    The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, promissory note bearing interest at no less than such rate as shall then preclude the imputation of interest under the Code, shares of Stock held for longer than six months having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the

Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price, provided that payment of such proceeds is then made to the Company upon settlement of such sale), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k).

                (d)       Evidence Of Grant.    All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

        5.2    Incentive Stock Options.    Incentive Stock Options shall be granted only to Employees who are employed by the Company or any subsidiary corporation within the meaning of Code Section 424(f) and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 5.2:

                (a)       Exercise Price.    The exercise price per share of Stock shall be set by the Committee, providedthat the exercise price for any Incentive Stock Option shall not be less than 100% of the Fair Market Value on the date of grant.

                (b)       Expiration Of Option.    An Incentive Stock Option may not be exercised to any extent by anyone after the first to occur of the following events:

                        (1)       Ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

                        (2)       One year after the date of the Participant's termination of employment or service on account of Disability or death, unless in the case of death a shorter or longer period is designated in the Award Agreement. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

                        (c)       Individual Dollar Limitation.    The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

                        (d)       Ten Percent Owners.    An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company (or any parent and subsidiary corporations, within the meaning of Code Section 424(e) and (f)) only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

                        (e)       Transfer Restriction.    The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (1) two years from the date of grant of such Incentive Stock Option or (2) one year after the transfer of such shares of Stock to the Participant.

                        (f)        Expiration Of Incentive Stock Options.    No Award of an Incentive Stock Option may be made pursuant to this Plan after the Expiration Date (as defined in Section 13.2).

                        (g)       Right To Exercise.    During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

        5.3    Granting Of Options To Non-Employee Directors.

                (a)       During the term of the Plan, a person who first becomes a Non-Employee Director on or after the Effective Date, and was not previously a member of the board of directors of Aviza Technology, Inc. or Trikon Technologies, Inc., automatically shall be granted an Option to purchase 25,000 shares of Stock (an "Initial Option"). Upon the Effective Date and continuing on each of the Company's subsequent annual meetings of the stockholders, Non-Employee Directors automatically shall be granted an Option to purchase 10,000 shares of Stock effective as of each annual meeting of the stockholders (an "Annual Option"); provided, he or she continues to serve as member of the Board as of such date. For the avoidance of doubt, an Non-Employee Director elected for the first time to the Board at an annual meeting of stockholders shall only receive an Initial Option in connection with such election, and shall not receive an Annual Option on the date following such meeting as well. Members of the Board who are employees of the Company who subsequently retire from the Company and remain on the Board will not receive an Initial Option grant but to the extent they are otherwise eligible, will receive, at each annual meeting of stockholders after his or her retirement from employment with the Company, an Annual Option grant.

                (b)       Options granted to Non-Employee Directors shall be Non-Qualified Stock Options.    The per Share price of each Option granted to an Non-Employee Director shall equal 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. Initial Options shall become vested and exercisable in three (3) equal annual installments over the three (3) year period commencing with the date of grant. Annual Options shall become vested and exercisable in four (4) equal quarterly installments over the twelve (12) month period following their date of grant. The term of each Option granted to an Non-Employee Director shall be ten (10) years from the date the Option is granted. Upon a Director's termination of membership on the Board for any reason, his or her Option granted under Section 5.3(a) shall remain exercisable for twelve (12) months following his or her termination of membership on the Board (or such longer period as the Board may determine in its discretion on or after the date of grant of such Option). Unless otherwise determined by the Board on or after the date of grant of such Option, no portion of an Option granted under Section 5.3(a) which is unexercisable at the time of an Non-Employee Director's termination of membership on the Board shall thereafter become exercisable.

ARTICLE 6
RESTRICTED STOCK AWARDS

        6.1    Grant of Restricted Stock.    The Committee is authorized to make Awards of Restricted Stock to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee, provided, however, that any Participant shall pay a minimum of par value for each share of Restricted Stock received. All Awards of Restricted Stock shall be evidenced by a written Restricted Stock Award Agreement.

        6.2    Issuance and Restrictions.    Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

        6.3    Forfeiture.    Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

        6.4    Certificates For Restricted Stock.    Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7
STOCK APPRECIATION RIGHTS

        7.1    Grant of Stock Appreciation Rights.    A Stock Appreciation Right may be granted to any Participant selected by the Committee. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

        7.2    Coupled Stock Appreciation Rights.

                (a)       A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

                (b)       A CSAR may be granted to a Participant for no more than the number of shares subject to the simultaneously or previously granted Option to which it is coupled.

                (c)       A CSAR shall entitle the Participant (or other person entitled to exercise the Option pursuant to the Plan) to surrender to the Company unexercised a portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying the difference obtained by subtracting the Option exercise price from the Fair Market Value of a share of Stock on the date of exercise of the CSAR by the number of shares of Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Committee may impose.

        7.3    Independent Stock Appreciation Rights.

                (a)       An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Committee. An ISAR shall be exercisable in such installments as the Committee may determine. An ISAR shall cover such number of shares of Stock as the Committee may determine. The exercise price per share of Stock subject to each ISAR shall be set by the Committee at no less than 100% of Fair Market Value; provided, however, that, the Committee in its sole and absolute discretion may provide that the ISAR may be exercised subsequent to a termination of employment or service, as applicable, or following a Change of Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

                (b)       An ISAR shall entitle the Participant (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Stock on the date of exercise of the ISAR by the number of shares of Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Committee may impose.

        7.4    Payment and Limitations on Exercise.

                (a)       Payment of the amounts determined under Section 7.2(c) and 7.3(b) above shall be in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee.

                (b)       To the extent any payment under Section 7.2(c) or 7.3(b) is effected in Stock it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8
OTHER TYPES OF AWARDS

        8.1    Performance Share Awards.    Any Participant selected by the Committee may be granted one or more Performance Share awards which may be denominated in a number of shares of Stock or in a dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

        8.2    Dividend Equivalents.

                (a)       Any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee to the extent allowed by all applicable laws. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee, to the extent allowed under applicable laws and in compliance with the requirements of Section 409A of the Code, or any applicable regulations or guidance promulgated by the Secretary of the Treasury in connection therewith.

                (b)       Dividend Equivalents granted with respect to Options or SARs that are intended to be Qualified Performance-Based Compensation shall be payable, with respect to pre-exercise periods, regardless of whether such Option or SAR is subsequently exercised.

        8.3    Stock Payments.    Any Participant selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

        8.4    Restricted Stock Units.    Any Participant selected by the Committee may be granted an award of Restricted Stock Units in the manner determined from time to time by the Committee in a manner consistent with all applicable laws, and in compliance with the requirements of Section 409A of the Code, or any applicable regulations or guidance promulgated by the Secretary of the Treasury in connection therewith. The number of Restricted Stock Units shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Restricted Stock Unit award will not be issued until the Restricted Stock Unit award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Restricted Stock Units shall have no rights as a Company stockholder with respect to such Restricted Stock Units until such time as the Restricted Stock Units have vested and the Stock underlying the Restricted Stock Units has been issued.

        8.5    Term.    The term of any Award of Performance Shares, Dividend Equivalents, Stock Payments or Restricted Stock Units shall be set by the Committee in its discretion.

        8.6    Exercise or Purchase Price.    The Committee may establish the exercise or purchase price of any Award of Performance Shares, Restricted Stock Units or Stock Payments; provided, however, that such price shall not be less than restricted by all applicable state or federal laws, including Section 409A of the Code or any applicable regulations or guidance promulgated by the Secretary of the Treasury in connection therewith.

        8.7    Exercise Upon Termination of Employment or Service.    An Award of Performance Shares, Dividend Equivalents, Restricted Stock Units and Stock Payments shall only be exercisable or payable while the Participant is an Employee, consultant to the Company or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Dividend Equivalents, Stock Payments or Restricted Stock Units may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change of Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; provided, however, that any such provision with respect to Performance Shares shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation; provided further, such discretion shall only be exercisable to the extent allowed by all applicable laws.

        8.8    Form of Payment.    Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee.

        8.9    Award Agreement.    All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by a written Award Agreement.

ARTICLE 9
PERFORMANCE-BASED AWARDS

        9.1    Purpose.    The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

        9.2    Applicability.    This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

        9.3    Procedures With Respect to Performance-Based Awards.    To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Covered Employees, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

        9.4    Payment of Performance-Based Awards.    Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

        9.5    Additional Limitations.    Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10
PROVISIONS APPLICABLE TO AWARDS

        10.1    Stand-Alone and Tandem Awards.    Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

        10.2    Award Agreement.    Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

        10.3    Limits on Transfer.    No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer may be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

        10.4    Beneficiaries.    Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

        10.5    Stock Certificates.    Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

ARTICLE 11
CHANGES IN CAPITAL STRUCTURE

        11.1    Adjustments.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

        11.2    Effect of a Change of Control When Awards Are Not Assumed.    If a Change of Control occurs and a Participant's Awards are not assumed by the surviving or successor entity or its parent or subsidiary and such successor does not substitute substantially similar awards for those outstanding under the Plan, such Awards shall become fully exercisable and/or payable as applicable, and all forfeiture restrictions on such Awards shall lapse; further, such Awards will terminate in full immediately prior to the consummation of such Change in Control, unless determined otherwise by the Committee. In addition, upon, or in anticipation of, a Change of Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. The Committee shall have sole discretion to determine whether an Award has been assumed by the surviving or successor entity or its parent or Subsidiary or whether such successor has substituted substantially similar awards for those outstanding under the Plan in connection with a Change of Control.

        11.3    Outstanding Awards—Certain Mergers.    Subject to any required action by the stockholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Stock receive securities of another corporation), each Award outstanding on the date of such merger or consolidation shall pertain to and apply to the securities that a holder of the number of shares of Stock subject to such Award would have received in such merger or consolidation.

        11.4    Outstanding Awards—Other Changes.    In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 11, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

        11.5    No Other Rights.    Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12
ADMINISTRATION

        12.1    Committee.    Unless and until the Board delegates administration to a Committee as set forth below, the Plan shall be administered by the Board. The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Notwithstanding the foregoing, however, from and after the Effective Date, a Committee of the Board shall administer the Plan and the Committee shall consist solely of two or more members of the Board each of whom is both an "outside director," within the meaning of Section 162(m) of the Code, and a Non-Employee Director. Within the scope of such authority, the Board or the Committee may (i) delegate to a committee of one or more members of the Board who are not "outside directors," within the meaning of Section 162(m) of the Code the authority to grant awards under the Plan to eligible persons who are either (1) not then "covered employees," within the meaning of Section 162(m) of the Code and are not expected to be "covered employees" at the time of recognition of income resulting from such award or (2) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (ii) delegate to a committee of one or more members of the Board who are not Non-Employee Directors, the authority to grant awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act. The Board may abolish the Committee at any time and/or revest in the Board the administration of the Plan. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board.

        12.2    Action by the Committee.    A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

        12.3    Authority of Committee.    Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

                (a)       Designate Participants to receive Awards;

                (b)       Determine the type or types of Awards to be granted to each Participant;

                (c)       Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

                (d)       Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

                (e)       Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

                (f)        Prescribe the form of each Award Agreement, which need not be identical for each Participant;

                (g)       Decide all other matters that must be determined in connection with an Award;

                (h)       Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

                (i)        Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

                (j)        Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

        12.4    Decisions Binding.    The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 13
EFFECTIVE AND EXPIRATION DATE

        13.1    Effective Date.    The Plan is effective as the Effective Date; provided that the Plan has been approved by the stockholders of Aviza Technology, Inc. and Trikon Technologies, Inc. prior to such date.

        13.2    Expiration Date.    The Plan will expire on, and no Award may be granted pursuant to the Plan after, the earliest of the tenth (10th) anniversary of (i) the date this Plan is approved by the stockholders of Aviza Technology, Inc. and Trikon Technologies, Inc. or (ii) the date this Plan is approved by the Board (the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement. Each Award Agreement shall provide that it will expire on the tenth (10th ) anniversary of the date of grant of the Award to which it relates.

ARTICLE 14
AMENDMENT, MODIFICATION, AND TERMINATION

        14.1    Amendment, Modification, and Termination.    With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (i) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (ii) shareholder approval is required for any amendment to the Plan that (A) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), (B) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (C) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant.

        14.2    Awards Previously Granted.    No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15
GENERAL PROVISIONS

        15.1    No Rights to Awards.    No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

        15.2    No Stockholders Rights.    No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

        15.3    Withholding.    The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

        15.4    No Right to Employment or Services.    Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

        15.5    Unfunded Status of Awards.    The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

        15.6    Indemnification.    To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her, provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

        15.7    Relationship to Other Benefits.    No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

        15.8    Expenses.    The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

        15.9    Titles and Headings.    The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

        15.10    Fractional Shares.    No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

        15.11    Limitations Applicable to Section 16 Persons.    Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

        15.12    Government And Other Regulations.    The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act of 1933, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act of 1933, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

        15.13    Savings Clause.    Notwithstanding anything to the contrary in the Plan or any Award, if and to the extent the Committee shall determine that the terms of any Award may result in the failure of the such Award to comply with the requirements of Section 409A of the Code, or any applicable regulations or guidance promulgated by the Secretary of the Treasury in connection therewith, the Committee shall have authority to take such action to amend, modify, cancel or terminate the Plan or any grant of any Award as it deems necessary or advisable irrespective of the adverse affect of such action on and, notwithstanding Section 14.2, without the consent of any Participant.

        15.14    Governing Law.    The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

Annex D

[Adams Harkness Letterhead]

March 14, 2005

The Board of Directors
Trikon Technologies, Inc.
Ringland Way
Newport
South Wales
NP18 2TA
United Kingdom

Members of The Board of Directors:

        We understand that Trikon Technologies, Inc. ("Trikon"), Aviza Technology, Inc. ("Aviza"), Baseball Acquisition Corp. I ("Trikon Merger Sub"), Baseball Acquisition Corp. II ("Aviza Merger Sub") and New Athletics, Inc. ("New Athletics"), a newly formed corporation whose only assets immediately following the Mergers (as defined below) will be all of the capital stock of Trikon and all of the capital stock (other than Aviza Series B Preferred Stock) of Aviza, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft circulated by Latham & Watkins LLP on March 10, 2005 (the "Agreement"), pursuant to which Trikon will merge with Trikon Merger Sub (the "Trikon Merger") and Aviza will merge with Aviza Merger Sub (the "Aviza Merger" and, together with the Trikon Merger, the "Mergers"). In the Trikon Merger, each issued and outstanding share of common stock, par value $0.0001 per share of Trikon (the "Trikon Common Stock"), other than shares held (1) in treasury, (2) by Aviza, (3) by any wholly owned subsidiary of Aviza or (4) by any wholly owned subsidiary of Trikon, will be converted into the right to receive 0.333 share (the "Trikon Exchange Ratio") of common stock, par value $0.001 per share, of New Athletics (the "New Athletics Common Stock"). In the Aviza Merger, each issued and outstanding share of common stock, par value $0.001 per share of Aviza (the "Aviza Common Stock"), other than shares held (1) in treasury, (2) by Trikon, (3) by any wholly owned subsidiary of Trikon or (4) by any wholly owned subsidiary of Aviza, will be converted in to the right to receive shares of New Athletics Common Stock equal to the Aviza Exchange Ratio. The "Aviza Exchange Ratio" means the quotient obtained by dividing 8,325,000 by, as of immediately prior to the Effective Time (as defined in the Agreement), the sum of all shares of Aviza Common Stock then (i) issued and outstanding; (ii) issuable upon the conversion of all shares of Aviza Series A Preferred Stock then issued and outstanding; (iii) issuable upon the exercise of all Aviza Options then unexercised, unexpired and outstanding and (iv) issuable upon the conversion, exercise or exchange of any other securities then issued and outstanding. As a result of the Mergers, the common and Series A Preferred stockholders warrant holders, and option holders of Aviza will receive, in the aggregate and on a fully diluted basis, 58.4% of New Athletics Common Stock immediately after the Mergers, and the common stockholders, warrant holders, and option holders of Trikon will receive, in the aggregate and on a fully diluted basis, 41.6% of the New Athletics Common Stock immediately after the Mergers. The aforementioned fully diluted ownership percentages exclude any securities, whether stock, warrants or options, issued by New Athletics either subsequent to or at the closing of the Mergers.

        The Trikon Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder. The Mergers are intended to qualify as an exchange described in Section 351 of the Code and the regulations promulgated thereunder. The terms and conditions of the Mergers are more fully set forth in the Agreement. You have asked for our opinion (the "Fairness Opinion") as to whether the

Trikon Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to holders of Trikon Common Stock.

        Adams Harkness, Inc. ("Adams Harkness"), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business we may actively trade or hold long or short positions of Trikon's equity securities for either our customers or our own account. We have not acted as financial advisor to the Board of Directors of Trikon in connection with this transaction. We have been engaged by the Board of Directors solely to render this Fairness Opinion in connection with the Mergers and we have not participated in the determination of the Trikon Exchange Ratio or the Aviza Exchange Ratio or the structuring or negotiation of the Mergers. We will receive a fee for providing the Fairness Opinion that is not contingent upon the consummation of the Mergers. In the past, Adams Harkness has provided financial advisory and financing services to Trikon and has received fees for the rendering of these services.

        For purposes of developing our Fairness Opinion, we have among other things:

  i)
  reviewed certain publicly available financial statements and other business and financial information of Trikon and Aviza, respectively;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning Trikon and Aviza prepared by the managements of Trikon and Aviza;

  iii)
  considered certain financial forecasts prepared by the managements of Trikon and Aviza;

  iv)
  discussed the past and current operations and financial condition, and the prospects of Trikon, Aviza and New Athletics, including information relating to strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Trikon and Aviza, respectively;

  v)
  reviewed the reported prices and trading activity for Trikon Common Stock;

  vi)
  compared the financial performance of Trikon and the prices and trading activity of Trikon Common Stock with those of certain other comparable publicly-traded companies and their securities;

  vii)
  compared the financial performance of Aviza with that of certain other comparable publicly-traded companies;

  viii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  ix)
  reviewed and analyzed the potential pro forma financial effects of the Mergers on the projected financial results of the consolidated entity;

  x)
  reviewed and analyzed the current capitalization of each of Trikon and Aviza, as well as the projected pro forma capitalization of New Athletics after giving effect to the Mergers;

  xi)
  reviewed the Agreement and certain related documents; and

  xii)
  considered such other factors and performed such other analyses as we have deemed appropriate.

        In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from Trikon or Aviza, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. We have also relied on the assurances of management of Trikon and Aviza that they are not aware of any facts that would make such information misleading. With respect to any forecasts reviewed relating to the prospects of

Trikon, Aviza or New Athletics, including information relating to the strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Trikon and Aviza. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of Trikon or Aviza, nor have we been furnished with any such appraisals. We have assumed that any material liabilities (contingent or otherwise, known or unknown) of Trikon, Aviza or New Athletics are as set forth in the historic and projected financial statements of each company.

        Our Fairness Opinion is necessarily based on financial, economic and securities market conditions prevailing as of the date hereof, and on the conditions and prospects, financial and otherwise, of Trikon and Aviza as known to us on the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if it were to be rendered as of a later date, and (ii) Adams Harkness disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion.

        We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Mergers, no modification, delay, limitation, restriction, or conditions will be imposed that will have a material adverse effect on Trikon, Aviza or the contemplated benefits of the Mergers, and the Mergers will be consummated in accordance with the terms of the Agreement, without material waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have assumed that the Trikon Merger will be treated as tax-free reorganizations pursuant to the Code and the regulations promulgated thereunder and the Mergers will qualify as an exchange described in Section 351 of the Code and the regulations promulgated thereunder.

        This Fairness Opinion does not address the relative merits of the Mergers or the other business strategies that might be available to Trikon, the decision of the Board of Directors to proceed with the Mergers, or the prices at which (i) Trikon's Common Stock will trade following the announcement of the Mergers; or (ii) New Athletics Common Stock will trade following the consummation of the Mergers. We have been engaged by Trikon solely to render this Fairness Opinion to the Board of Directors in connection with the Mergers. We have not participated in, or provided any advice with respect to, the pricing determination, structuring or negotiation of the Mergers. This Fairness Opinion is provided for the information and assistance of the Board of Directors of Trikon in connection with its consideration of the Mergers and may not be used for any other purpose without our prior written consent, except that this Fairness Opinion may be included in its entirety and may be referred to in any filing made by Trikon with the Securities and Exchange Commission with respect to the Mergers as contemplated herein. In addition, this Fairness Opinion does not constitute a recommendation as to how any shareholder should vote with respect to the Mergers.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Trikon Exchange Ratio is fair, from a financial point of view, to holders of Trikon's Common Stock.

Sincerely,

ADAMS HARKNESS, INC.

Annex E

         SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT
BY AND AMONG

NEW ATHLETICS, INC.,
TRIKON TECHNOLOGIES, INC.,
VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.,
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
AND
VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

DATED AS OF OCTOBER 18, 2005

 SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT

        THIS SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT (the "Agreement") is entered into as of October 18, 2005 and amends and restates in its entirety that certain Amended and Restated Stockholder Agreement entered into as of September 27, 2005 by and among New Athletics, Inc., a Delaware corporation ("Parent"), Trikon Technologies, Inc., a Delaware corporation ("Trikon"), and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively, "VPVP").

        WHEREAS, pursuant to the terms of that certain Agreement and Plan of Merger dated as of March 14, 2005 (the "Merger Agreement"), by and among Parent, Trikon, Aviza Technology, Inc., a Delaware corporation ("Aviza"), Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of Parent ("Trikon Merger Sub"), and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of Parent ("Aviza Merger Sub"), each of Trikon Merger Sub and Aviza Merger Sub shall merge with and into Trikon and Aviza, respectively (collectively, the "Merger"), such that each of Trikon and Aviza shall become a wholly owned subsidiary of Parent immediately following and as a result of the Merger;

        WHEREAS, pursuant to the terms of the Merger Agreement, all of the shares of Aviza Series A Preferred Stock and Aviza Common Stock (as such terms are defined in the Merger Agreement) held by VPVP shall be converted into the right to receive shares of New Athletics Common Stock (as such term is defined in the Merger Agreement) as provided in Article 2 of the Merger Agreement; and

        WHEREAS, as a material inducement to each of Parent and Trikon to enter into the Merger Agreement and in connection with the sale by Aviza to VPVP of Ninety Thousand (90,000) shares of Series B-1 Preferred Stock, par value $100 per share, of Aviza (the "Aviza Series B-1 Preferred Stock"), VPVP has agreed to enter into this Agreement.

        NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, each of parties hereto hereby agree as follows:

        Section 1.    Certain Definitions.    Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

        1.1   "Act" shall mean the Securities Act of 1933, as amended.

        1.2   "affiliate" shall mean (i) any Person directly or indirectly controlling or controlled by or under direct or indirect common control with any other party; (ii) any spouse, immediate family member or other relative who has the same principal residence of any Person described in clause (i) above; (iii) any trust in which any of the Persons described in clause (i) or (ii) above has any Beneficial Ownership and (iv) any other Person of which any of the Persons described in clauses (i) and (ii) above collectively own more than fifty percent (50%) of the equity of such Person. For purposes of this definition, ownership of ten percent (10%) or more of the voting securities of a Person shall be deemed to be control of such Person.

        1.3   "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities held by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

        1.4   "Cause" shall mean with regard to any director:

          (a)   gross negligence or willful misconduct in the performance of his or her duties as a director where such gross negligence or willful misconduct has resulted or is likely to result in material damage to Parent or its subsidiaries;

          (b)   continuing and willful refusal or failure to perform his or her duties as a director after a written demand for performance is delivered to the director by Parent or its successor;

          (c)   material breach of any confidentiality or nonsolicitation agreement that the director has entered into with Parent or any of its subsidiaries;

          (d)   commission of any act of fraud with respect to Parent; or

          (e)   conviction or plea of guilty or nolo contendere in respect of a felony or any misdemeanor involving moral turpitude.

        1.5   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        1.6   "Initial Warrant" or "Initial Warrants" shall mean a warrant or series of warrants to purchase an aggregate number of shares of New Athletics Common Stock equal to the product of (w) one million (1,000,000) multiplied by (x) the Trikon Exchange Ratio, at an exercise price per share of New Athletics Common Stock equal to the quotient obtained by dividing (y) $9.00 by (z) the Trikon Exchange Ratio, issued to VPVP pursuant to the terms of Section 5.1 hereof, which Warrant or Warrants shall be executed and delivered in substantially the form attached hereto as Exhibit A.

        1.7   "Investment Bank" shall mean Citigroup Global Markets Inc.

        1.8   "Merger Share Amount" shall mean, as of any Merger Share Demand Date, that number of Merger Shares set forth in a Merger Share Demand not to exceed the greater of (i) one percent (1%) of the New Athletics Common Stock outstanding as shown by the then-most-recent report or statement by New Athletics or (ii) the average weekly trading volume for the four (4) weeks immediately preceding such Merger Share Demand Date.

        1.9   "Merger Shares" shall mean the shares of New Athletics Common Stock received by VPVP in exchange for VPVP's Aviza Stock pursuant to the terms of the Merger.

        1.10 "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

        1.11 "Registrable Shares" shall mean the Securities; provided, however, that such Securities shall no longer be deemed Registrable Shares upon the earlier to occur of: (a) the date upon which such Securities have been resold or otherwise transferred pursuant to the Registration Statement; (b) the date on which such Securities are transferred in compliance with Rule 144 under the Act or may be sold or transferred pursuant to Rule 144 under the Act (or any other similar provisions then in force) without any volume or manner of sale restrictions thereunder or (c) the date on which such Securities cease to be outstanding (whether as a result of redemption, repurchase and cancellation or otherwise).

        1.12 "Revolver A" shall have the same meaning as ascribed to that term in that certain Credit Agreement by and between Aviza and Bank of America, N.A. (the "Lender") dated August 6, 2004, as amended.

        1.13 "SEC" shall mean the U.S. Securities and Exchange Commission.

        1.14 "Securities" shall mean (i) the Warrant Shares and (ii) except with respect to Section 6.2, the Merger Shares registrable pursuant to Section 6.1 of this Agreement.

        1.15 "Share Cap" shall mean a number of Securities equal to 19.99% of Parent's outstanding voting securities, as measured immediately prior to the first day of the Payment Period (as defined in Section 6.2(b) hereof).

        1.16 "Subsequent Warrant" or "Subsequent Warrants" shall mean a warrant or series of warrants to purchase the aggregate number of shares of New Athletics Common Stock determined pursuant to Section 5.2 hereof, if applicable, to be issued to VPVP pursuant to the terms of Section 5.2 hereof, if applicable, which Warrant or Warrants, if issued, shall be executed and delivered in substantially the form attached hereto as Exhibit A.

        1.17 "VPVP Shares" shall mean, collectively, the Merger Shares and the Warrant Shares.

        1.18 "Warrant" or "Warrants" shall mean, collectively, the Initial Warrant or Initial Warrants and, if issued, the Subsequent Warrant or Subsequent Warrants.

        1.19 "Warrant Shares" shall mean the shares of New Athletics Common Stock issued upon the exercise of any Warrant.

        Section 2.    Restrictions on Transfer; Voting.

        2.1   Restriction on Transfer, Proxies and Non-interference.    VPVP hereby represents and warrants to Parent and Trikon that as of the date of this Agreement, VPVP holds Five Million Eight Hundred Four Thousand Four Hundred Forty-Six (5,804,446) shares of Aviza Series A Preferred Stock, Ten Thousand (10,000) shares of Aviza Series B Preferred Stock, Ninety Thousand (90,000) shares of Aviza Series B-1 Preferred Stock and warrants to purchase Three Million Five Hundred Fifty-Five Thousand Six Hundred (3,555,600) shares of Aviza Series A Preferred Stock. Except as provided herein, for the period commencing on the date hereof and ending on the earlier to occur of (a) the termination of the Merger Agreement and (b) the Effective Time, VPVP shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Aviza Stock or any interest therein or (ii) grant any proxies or powers of attorney, deposit its Aviza Stock into a voting trust or enter into a voting agreement with respect to the Aviza Stock then held by VPVP.

        2.2   Voting of New Athletics Common Stock.    VPVP hereby agrees that, during the respective time periods indicated below, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of New Athletics capital stock, however called, or in connection with any written consent of the holders of New Athletics capital stock, VPVP shall vote (or cause to be voted) all shares of New Athletics capital stock then held of record or Beneficially Owned by VPVP on the applicable record date for such vote or consent:

          (a)   during the period commencing at the Effective Time and ending on the earliest to occur of (i) immediately prior to the first (1st) annual meeting of New Athletics' stockholders held after the Effective Time; (ii) the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares and (iii) such date as a modification of this Section 2.2(a) is approved by a majority of the Trikon Designees (as such term is defined below), to maintain a board of directors of New Athletics (the "Parent Board") that shall consist of (x) three (3) members of the Trikon Board as of the date of this Agreement; provided that in the event that the Parent Board is classified, VPVP shall vote or consent to elect the initial Trikon Designees, which shall be Robert Anderson in the three-(3)-year class, Richard Conn in the two-(2)-year class and John Macneil in the one- (1)-year class and, in the event the Parent Board is not classified, for such three (3) named designees (or, for the purpose of filling any vacancy on the Parent Board created as a result of the death, resignation, retirement or removal for Cause of any such member, such other members as the Parent Board shall nominate, following the recommendation by the Special Nominating Committee (as such term is defined in the New Athletics Certificate)) (such three members, the "Trikon Designees"); (y) three (3) members of the Aviza Board as of the date of this Agreement; provided that in the event that the Parent Board is classified, VPVP shall vote or consent to elect the initial Aviza Designees, which shall be David C. Fries in the three- (3)-year class, Dr. Klaus C. Wiemer in the two- (2)-year class and Jerauld J. Cutini in the one- (1)-year class and, in the event the Parent Board is not classified, for such three (3) named designees (or, for the purpose of filling any vacancy on the Parent Board created as a result of the death, resignation, retirement or removal for Cause of any such member, such other members as the Parent Board shall nominate) (such three members, the "Aviza Designees") and (z) one (1) member that is not an affiliate of Trikon,

  Aviza or VPVP as of immediately prior to the Effective Time, which member shall be a person mutually selected by the Trikon Board and the Aviza Board;

          (b)   in the event that the Parent Board is not classified, during the period commencing immediately prior to the first (1st) annual meeting of New Athletics' stockholders held after the Effective Time and ending on the earliest to occur of (i) immediately prior to the second (2nd) annual meeting of New Athletics' stockholders held after the Effective Time; (ii) the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares and (iii) such date as a modification of this Section 2.2(b) is approved by a majority of the Trikon Designees, to maintain a Parent Board that shall include (x) at least two (2) of the Trikon Designees (or, for the purpose of filling any vacancy on the Parent Board created as a result of the death, resignation, retirement or removal for Cause of any such Trikon Designee, such other members as the Parent Board shall nominate, following the recommendation by the Special Nominating Committee); (y) at least two (2) of the Aviza Designees (or, for the purpose of filling any vacancy on the Parent Board created as a result of the death, resignation, retirement or removal for Cause of any such Aviza Designee, such other members as the Parent Board shall nominate) and (z) at least one (1) member that is not an affiliate of Trikon, Aviza or VPVP as of immediately prior to the Effective Time;

          (c)   during the period commencing at the Effective Time and ending on the earlier to occur of (i) the third (3rd) anniversary of the Effective Time and (ii) the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares, to maintain the size and classification of the Parent Board as provided in the New Athletics Certificate as in effect as of the Effective Time and against any proposed amendment to the New Athletics Certificate to effectuate a change to the size and/or classification of the Parent Board, unless such amendment is recommended by a majority of the Parent Board, including a majority of the Trikon Designees;

          (d)   during the period commencing at the Effective Time and ending on the earlier to occur of (i) the first (1st) anniversary of the Effective Time and (ii) the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares, against any proposed amendment to the New Athletics Certificate to effectuate a change to the voting requirements of the Parent Board with respect to any corporate action relating to a reduction in the number of employees at (x) Trikon's manufacturing facility in Newport, South Wales (excluding the sheet metal and machining shop) which would result in a reduction of payroll expenses in excess of twelve percent (12%) of the payroll expenses attributable to such facility at the Effective Time, unless such amendment is recommended by a majority of the Parent Board, including a majority of the Trikon Designees or (y) Aviza's manufacturing facility in Scotts Valley, California which would result in a reduction of payroll expenses in excess of twelve percent (12%) of the payroll expenses attributable to such facility at the Effective Time, unless such amendment is recommended by a majority of the Parent Board, including a majority of the Aviza Designees;

          (e)   until the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares, to approve the issuance of any shares of New Athletics Common Stock to be issued by Parent pursuant to Sections 4 or 6.2 hereof in excess of the Share Cap;

          (f)    until the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares, against any proposed amendment to the New Athletics Certificate to change the date of the first (1st) annual meeting of New Athletics' stockholders held after the Effective Time; and

          (g)   until the date that VPVP is no longer the record or Beneficial Owner of any VPVP Shares, against any proposed amendment to the New Athletics Certificate to change the voting requirements of the Parent Board with respect to the approval of any transaction between Parent and any of its affiliates (other than VPVP), on the one hand, and VPVP and any of its affiliates (other than Parent and any of its affiliates), on the other hand.

        Nothing contained in this Section 2 shall be construed as preventing a director or officer or New Athletics, who may be deemed to be an affiliate of VPVP, from fulfilling the obligations of such position, including any fiduciary obligations.

        Section 3.    Guarantee of Revolver A; Replacement Guarantee.

        3.1   Guarantee of Revolver A.    VPVP shall guarantee all of the obligations of Parent, Aviza and their respective subsidiaries, successors and assignees under Revolver A for a period beginning at the Effective Time and ending on the earliest to occur of (a) the date that is twelve (12) months from the Effective Time and (b) the date upon which Parent has secured an equity financing with gross proceeds to Parent in an amount equal to at least Fifty Million Dollars ($50,000,000) (the "Initial Guarantee Period"); provided, however, that the Initial Guarantee Period shall be extended (the "Guarantee Extension") for one additional period of up to nine (9) months from the expiration of the Initial Guarantee Period (the "Guarantee Extension Period") upon a written request made by Parent to VPVP; provided, however, that (i) Parent must make such Guarantee Extension request in writing at least sixty (60) days prior to the expiration of the Initial Guarantee Period; (ii) Parent shall have made commercially reasonable efforts to secure the equity financing referred to above prior to requesting the Guarantee Extension and (iii) the Guarantee Extension shall provide Parent with sufficient funds to maintain Parent's viability for at least nine (9) months from the end of the Initial Guarantee Period. Parent may request that the Guarantee Extension cover all or a portion of the balance outstanding under Revolver A; provided, however, that the Guarantee Extension shall not be available to Parent to cover less than Five Million Dollars ($5,000,000) and shall only be available in whole Five Million Dollar ($5,000,000) increments thereafter.

        3.2   Replacement Guarantee.    In the event that Revolver A is terminated by the Lender after the date of this Agreement but prior to the expiration of the Initial Guarantee Period (or, if the Initial Guarantee Period is extended prior to such termination, prior to the expiration of the Guarantee Extension Period) and Parent is able to secure a replacement credit facility either from the Lender or another third-party lender on commercially reasonable terms, including an interest rate that, taking into account the assumption that VPVP will guarantee the obligations of the borrowers under such replacement credit facility, does not exceed the sum of the prime rate (as reported in The Wall Street Journal on the date of the closing of such replacement credit facility) plus 3.5% (any such replacement credit facility, a "Replacement Facility"), VPVP shall guarantee all of the obligations of Parent, Aviza and their respective subsidiaries, successors and assignees under the Replacement Facility (the "Replacement Guarantee"); provided, however, that VPVP shall not be obligated to guarantee in excess of Twenty Million Dollars ($20,000,000) in aggregate principal amount of borrowings under the Replacement Facility pursuant to the Replacement Guarantee. The Replacement Guarantee shall have a term equal to the remaining term of the Initial Guarantee Period or the Guarantee Extension Period, as applicable; and provided further, that if Parent enters into the Replacement Facility during the Initial Guarantee Period, Parent shall have the right to request the Guarantee Extension with respect to the Replacement Facility pursuant to the terms of Section 3.1 hereof.

        Section 4.    Conversion of Aviza Series B-1 Preferred Stock By VPVP.    If during the twelve (12) months following the Effective Time, Parent has not consummated an equity financing with gross proceeds to Parent in an amount equal to at least Twenty Million Dollars ($20,000,000), then VPVP hereby agrees, upon the written request of Parent, to participate in a private placement of New Athletics capital stock in which one or more investors that are not affiliated with New Athletics purchase at least Ten Million Dollars ($10,000,000) of New Athletics capital stock pursuant to definitive agreements negotiated by such investors (the "Equity Investment") by converting all shares (or such lesser number of shares as requested by Parent) of Aviza Series B Preferred Stock and Aviza Series B-1 Preferred Stock then held by VPVP into shares of New Athletics capital stock issued in the Equity Investment in accordance with the terms of Section B(4) of Article IV of Aviza's Fourth Amended and Restated Certificate of Incorporation. VPVP's participation in the Equity Investment shall otherwise be on the same terms and conditions as set forth in the definitive agreements negotiated by such investors.

        Section 5.    Issuance of Warrants.

        5.1   Initial Warrants.    In consideration of VPVP's obligations under Sections 3 and 4 hereof (other than VPVP's obligation to provide the Guarantee Extension under Section 3.1 hereof if so requested by Parent pursuant to the terms of Section 3.1 hereof), Parent shall, at the Effective Time, issue VPVP the Initial Warrant or Initial Warrants, such issuance to be allocated among the VPVP affiliates in the manner set forth on Exhibit B attached hereto.

        5.2   Subsequent Warrants.    In consideration of VPVP's obligation to provide the Guarantee Extension under Section 3.1 hereof if so requested by Parent pursuant to the terms of Section 3.1 hereof, Parent shall, upon Parent's receipt of the Guarantee Extension from VPVP, issue VPVP the Subsequent Warrant or Subsequent Warrants, such issuance to be allocated among the VPVP affiliates in the manner set forth on Exhibit B attached hereto. The aggregate number of shares of New Athletics Common Stock issuable upon exercise of the Subsequent Warrant or Subsequent Warrants shall be equal to the product of (x) the product of (i) 1,000,000 (as adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange or similar transaction with respect to New Athletics Common Stock after the Effective Time) multiplied by (ii) the Trikon Exchange Ratio multiplied by (y) a fraction, the numerator of which is the dollar amount of the balance outstanding under Revolver A that is covered by the Guarantee Extension and the denominator of which is $20,000,000. The exercise price of the Subsequent Warrant or Subsequent Warrants shall be equal to the quotient obtained by dividing (y) $9.00 (as adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange or similar transaction with respect to New Athletics Common Stock after the Effective Time) by (z) the Trikon Exchange Ratio.

        Section 6.    Registration Procedures and Expenses.

        6.1   Within (i) thirty (30) days after any issuance of Warrant Shares (or any series of Warrant Share issuances that take place within the thirty- (30)-day period prior to the filing of a Registration Statement (as such term is defined below)), with an aggregate value of at least Five Hundred Thousand Dollars ($500,000) (in each case, a "Measure Date") or (ii) as soon as practicable, but in any event within thirty (30) days after Parent shall have received a written request from VPVP (any such request, a "Merger Share Demand"), which may be given at any time after the effective time of the Merger and before the three hundred and fiftieth (350th) day after the Closing Date (any such date, a "Merger Share Demand Date"), to effect any registration with respect to Merger Shares up to the Merger Share Amount; provided, however, that Parent shall not be obligated to effect more than one (1) such registration in any three- (3)-month period nor more than a total of four (4) such registrations, Parent shall:

          (a)   subject to receipt of necessary information from VPVP, use its reasonable best efforts to prepare and file with the SEC a registration statement (the "Registration Statement") on Form S-3 (or Form S-1 if Form S-3 is not then available for use by Parent) to enable the resale of the Registrable Shares by VPVP on a delayed or continuous basis under Rule 415 of the Act;

          (b)   use its reasonable best efforts, subject to receipt of necessary information from VPVP, to cause the Registration Statement to become effective, as applicable, within ninety (90) days of the Measure Date or (ii) as soon as practicable after the Merger Share Demand Date; provided, however, that the Registration Statement shall not be declared effective until at least the ninetieth (90th) day after the Closing Date;

          (c)   use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus (as such term is defined in

  Section 6.4(a) below) used in connection therewith and take all such other actions as may be necessary to keep the Registration Statement current and effective, (i) in the case of Warrant Shares for a period (the "Registration Period") ending not later than the earlier of (A) the second (2nd) anniversary of the applicable Measure Date); (B) the date on which all Registrable Shares then held by VPVP may be sold or transferred in compliance with Rule 144 under the Act (or any other similar provisions then in force) without any volume or manner of sale restrictions thereunder and (C) such time as all Warrant Shares held by VPVP have been sold (1) pursuant to a registration statement; (2) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or (3) in a transaction exempt from the registration and prospectus delivery requirements of Section 4(1) of the Act so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale or (ii) in the case of Merger Shares for a period (the "Merger Share Registration Period") ending on the one (1) year anniversary of the Closing Date;

          (d)   promptly furnish to VPVP with respect to the Registrable Shares registered under the Registration Statement such reasonable number of copies of the Registration Statement and Prospectus, including any supplements to or amendments of the Prospectus or Registration Statement, in order to facilitate the public sale or other disposition of all or any of such Registrable Shares by VPVP;

          (e)   promptly take such action as may be necessary to qualify, or obtain, an exemption for the Registrable Shares under such of the state securities laws of United States jurisdictions as shall be necessary to qualify, or obtain an exemption for, the sale of the Registrable Shares in states specified in writing by VPVP; provided, however, that Parent shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

          (f)    bear all expenses in connection with the procedures in paragraphs (a) through (c) of this Section 6.1 and the registration of the Registrable Shares pursuant to the Registration Statement, regardless of whether a Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees and expenses (including filings made with the NASD); (ii) fees and expenses of compliance with federal securities and state securities or "blue sky" laws; (iii) expenses of printing (including printing certificates for the Registrable Shares and Prospectuses); (iv) all application and filing fees in connection with listing the Registrable Shares on NASDAQ and (v) all fees and disbursements of counsel of Parent and the independent certified public accountants of Parent; provided, however, that VPVP shall be responsible for paying the underwriting commissions or brokerage fees, and taxes of any kind (including, without limitation, transfer taxes) applicable to any disposition, sale or transfer of VPVP's Registrable Shares. Parent shall, in any event, bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties); and

          (g)   advise VPVP, within two (2) Business Days by e-mail, fax or other type of communication, and, if requested by VPVP, confirm such advice in writing: (i) after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose, or any other order issued by any state securities commission or other regulatory authority suspending the qualification or exemption from qualification of such Registrable Shares under state securities or "blue sky" laws; and it shall promptly use its reasonable best efforts to prevent the issuance of any stop order or other order or to obtain its withdrawal at the earliest possible moment if such stop order or other order should be issued and (ii) when the Prospectus or any supplements to or amendments of the Prospectus have been filed, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective.

        Notwithstanding the foregoing, Parent shall file a post-effective amendment to de-register any unsold Merger Shares registered on an effective Registration Statement as of the expiration of the Merger Share Registration Period no later than the one (1) year anniversary of the Closing Date and shall cease all efforts, and shall no longer be obligated, to cause any Registration Statement covering Merger Shares to become effective or take any other measures set forth in this Section 6.1 with respect to the Merger Shares upon the one (1) year anniversary of the Closing Date.

        6.2   Delay in Effectiveness of Registration Statement.

          (a)   Parent further agrees that (i) in the event the Registration Statement has not been filed with the SEC within thirty (30) days after the Measure Date, VPVP shall be entitled to receive from Parent liquidated damages in an amount equal to 1.0% of the total aggregate purchase price of the Registrable Shares purchased by VPVP that are to be registered on such Registration Statement (a "Liquidated Damages Payment"); (ii) in the event the Registration Statement has not been filed with the SEC within sixty (60) days after the Measure Date, VPVP shall be entitled to receive from Parent an additional Liquidated Damages Payment; (iii) in the event the Registration Statement has not been declared effective by the SEC within ninety (90) days after the Measure Date, VPVP shall be entitled to receive an additional Liquidated Damages Payment and (iv) Parent shall make an additional Liquidated Damages Payment for each thirty- (30)-day period thereafter (pro rated for any period of less than thirty (30) days) until the Registration Statement has been declared effective; although in no event shall the aggregate Liquidated Damages Payments in any thirty- (30)-day period exceed 1.0% of the total aggregate purchase price of the Registrable Shares purchased by VPVP that are to be registered on such Registration Statement.

          (b)   Liquidated Damages Payments may, at VPVP's option, be delivered to VPVP in the form of cash or New Athletics Common Stock. Except as provided in Section 6.2(c)(ii) hereof, Parent shall deliver all Liquidated Damages Payments to VPVP by the fifth (5th) Business Day after the occurrence of the events described in clauses (i), (ii), (iii) or (iv) of Section 6.2(a) hereof, as applicable (the "Payment Period").

          (c)   In the event that VPVP elects to receive Liquidated Damages Payments in the form of New Athletics Common Stock, and such payments would result in the issuance of shares in excess of the Share Cap, Parent shall, at VPVP's election, either:

              (i)  issue VPVP shares of New Athletics Common Stock up to the Share Cap and deliver the remainder of the Liquidated Damages Payments in cash, such payments to be made within the Payment Period; or

             (ii)  issue VPVP shares of New Athletics Common Stock up to the Share Cap within the Payment Period, and then use its commercially reasonable efforts to obtain stockholder approval for the issuance to VPVP of shares of New Athletics Common Stock in excess of the Share Cap.

          (d)   Notwithstanding anything to the contrary contained in this Section 6.2 or in any other provision of this Agreement, the Liquidated Damages Payments provided in this Section 6.2 shall be VPVP's sole and exclusive monetary remedy in the event of the occurrence of any of the events described in clauses (i), (ii), (iii) or (iv) of Section 6.2(a) hereof; provided, however, that VPVP shall retain all equitable remedies then available to it.

        6.3   Transfer of Securities; Suspension.

          (a)   VPVP agrees that it shall not effect any sale, offer to sell, solicitation of offers to buy, disposition of, loan, pledge or grant of any right with respect to any securities of Parent or any derivative instruments, arrangement or securities the value of which is derived from Parent securities (a "Disposition") or its right to purchase any securities of Parent or any derivative instruments, arrangement or securities the value of which is derived from Parent securities that would constitute a sale within the meaning of the Act, except as contemplated in the Registration Statement referred to in Section 6.1 hereof or in accordance with the Act, and that it shall promptly notify Parent of any changes in the information set forth in the Registration Statement regarding VPVP or its plan of distribution. VPVP further agrees that it shall not effect a Disposition of any Securities during the fifteen- (15)-trading-day period prior to and ending on the date of the execution of the definitive agreements executed in connection with the Equity Investment.

          (b)   Except in the event that Section 6.3(c) hereof applies, Parent shall, at all times during the Registration Period or the Merger Share Registration Period, as applicable, promptly (i) prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide VPVP copies of any documents filed pursuant to Section 6.3(b)(i) hereof and (iii) inform VPVP that Parent has complied with its obligations in Section 6.3(b)(i) hereof (or that, if Parent has filed a post-effective amendment to the Registration Statement that has not yet been declared effective, Parent shall notify VPVP to that effect, shall use its commercially reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and shall promptly notify VPVP pursuant to Section 6.3(b)(iii) hereof when the amendment has become effective).

          (c)   Subject to Section 6.3(d) hereof, in the event of (i) any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose or (iv) any event or circumstance that necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then Parent shall deliver a notice in writing to VPVP (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, VPVP shall refrain from selling any Registrable Shares pursuant to the Registration Statement (a "Suspension") until VPVP's receipt of copies of a supplemented or amended Prospectus prepared and filed by Parent, or until it is advised in writing by Parent that the current Prospectus may be used. In the event of any Suspension, Parent shall use its commercially reasonable efforts, consistent with the best interests of Parent and its stockholders, to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable after the delivery of a Suspension Notice to VPVP.

          (d)   In the event VPVP is prohibited from selling Warrant Shares under the Registration Statement as a result of Suspensions on more than two (2) occasions of more than forty-five (45) days each in any twelve- (12)-month period, Parent shall pay to VPVP liquidated damages in an amount equal to 1.0% of the total aggregate purchase price of the Registrable Shares registered on such Registration Statement then held by VPVP if, as a result of such Suspensions, VPVP is prohibited from selling Warrant Shares under such Registration Statement for a period that exceeds sixty (60) consecutive days or one hundred twenty (120) days in the aggregate in any twelve- (12)-month period and for each thirty- (30)-day period thereafter during which such prohibition continues; provided, however, that in no event shall Parent be obligated to pay more than 1.0% of the total aggregate purchase price of the Warrant Shares registered on such Registration Statement then held by VPVP in any thirty- (30)-day period.

          (e)   In the event of a sale of Registrable Shares by VPVP under the Registration Statement, VPVP must also deliver to Parent's transfer agent, with a copy to Parent, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit C, so that the Registrable Shares may be properly transferred.

        6.4   Indemnification.    For the purpose of this Section 6.4, the term "Registration Statement" shall include the Prospectus, any preliminary or final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 6.1 hereof, and the term "Rules and Regulations" shall mean the rules and regulations promulgated under the Act.

          (a)   Indemnification by Parent.    Parent agrees to indemnify and hold harmless VPVP and each Person, if any, who controls VPVP within the meaning of the Act, against any losses, claims, damages, liabilities or expenses to which VPVP or such controlling person may become subject, under the Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of Rule 430A, or pursuant to Rule 434 of the Rules and Regulations, or the Prospectus, in the form first filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations, or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required (the "Prospectus"), or any amendment or supplement thereto; (ii) the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading or (iii) any failure of Parent to perform its obligations under this Agreement, and shall reimburse VPVP and each such controlling Person for any legal and other expenses as such expenses are reasonably incurred by VPVP or such controlling Person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that Parent shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectus or any amendment or supplement of the Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to Parent by or on behalf of VPVP expressly for use in the Registration Statement or the Prospectus or (ii) the failure of VPVP to comply with the covenants and agreements contained in Section 6.3 hereof respecting resale of Registrable Shares or (iii) any untrue statement or omission of a material fact in any Prospectus that is corrected in any subsequent Prospectus that was delivered to VPVP before the pertinent sale or sales by VPVP.

          (b)   Indemnification by VPVP.    VPVP agrees to indemnify and hold harmless Parent, each of its directors, each of its officers who sign the Registration Statement and each Person, if any, who controls Parent within the meaning of the Act, against any losses, claims, damages, liabilities or expenses to which Parent, each of its directors, each of its officers who sign the Registration Statement or controlling Person may become subject, under the Act, the Exchange Act, or any other federal or state statutory law or regulation insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure on the part of VPVP to comply with the covenants and agreements contained in Section 6.3 hereof respecting the sale of the Registrable Shares or (ii) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to Parent by or on behalf of VPVP expressly for use therein; provided, however, that VPVP shall not be liable for any such untrue or alleged untrue statement or omission or alleged omission of which VPVP has delivered to Parent in writing a correction at least five (5) Business Days before the occurrence of the transaction from which such loss was incurred, and VPVP shall reimburse Parent, each of its directors, each of its officers who signed the Registration Statement or controlling person for any legal and other expense reasonably incurred by Parent, each of its directors, each of its officers who signed the Registration Statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action for which such person is entitled to be indemnified in accordance with this Section 6.4(b).

          (c)   Indemnification Procedure.

              (i)  Promptly after receipt by an indemnified party under this Section 6.4 of notice of the threat or commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6.4, promptly notify the indemnifying party in writing of the claim; but the omission so to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 6.4 except to the extent it is materially prejudiced as a result of such failure.

             (ii)  In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action, the indemnifying party shall not be liable to such indemnified party under this

    Section 6.4 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

              (1)   the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one (1) separate counsel, approved by such indemnifying party representing all of the indemnified parties who are parties to such action); or

              (2)   the indemnifying party shall not have counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party. Notwithstanding the provisions of this Section 6.4, (A) with respect to claims made pursuant to clause (i) of Section 6.4(b) hereof, VPVP shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares and (B) with respect to claims made pursuant to clause (ii) of Section 6.4(b) hereof, VPVP shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares giving rise to such liability.

          (d)   Contribution.

              (i)  If a claim for indemnification under this Section 6.4 is unavailable to an indemnified party (by reason of public policy or otherwise), then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement, in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions, statements or omissions that resulted in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any losses, claims, damages, liabilities or expenses shall be deemed to include, subject to the limitations set forth in this Section 6.4, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 6.4 was available to such party in accordance with its terms.

             (ii)  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6.4, (A) with respect to claims made pursuant to clause (i) of Section 6.4(b) hereof, VPVP shall not be liable to contribute any amount in excess of the amount of net proceeds received by VPVP from the sale of the Registrable Shares and (B) with respect to claims made pursuant to clause (ii) of Section 6.4(b) hereof, VPVP shall not be liable to contribute any amount in excess of (x) the amount by which the net proceeds received by VPVP from the sale of the Registrable Shares giving rise to such liability exceeds (y) the amount of any damages that

    VPVP has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No party to this Agreement guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any other party to this Agreement who was not guilty of such fraudulent misrepresentation.

        6.5   Termination of Conditions and Obligations.    The restrictions imposed by Section 6.3 hereof upon the transferability of the Registrable Shares shall cease and terminate as to any particular number of Registrable Shares upon the passage of two (2) years from the Measure Date or at such time as an opinion of counsel satisfactory in form and substance to Parent shall have been rendered to the effect that such conditions are not necessary in order to comply with the Act.

        6.6   Rule 144.    For a period commencing on the date hereof and ending on the last day of the Registration Period, Parent agrees with VPVP to:

          (a)   comply with the requirements of Rule 144(c) under the Act with respect to current public information about Parent; and

          (b)   file with the SEC in a timely manner all reports and other documents required of Parent under the Act and the Exchange Act (at any time it is subject to such reporting requirements).

        Section 7.    Miscellaneous.

        7.1   Legends.

          (a)   In addition to any legends required by law, until the earlier to occur of (i) the termination of this Agreement and (ii) such time as all VPVP Shares have been sold pursuant to (A) an effective registration or (B) pursuant to Rule 144 promulgated under the Act, the certificates representing the Warrant Shares shall bear the following legends:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON VOTING AND TRANSFER SET FORTH IN A STOCKHOLDER AGREEMENT. A COPY OF SUCH STOCKHOLDER AGREEMENT MAY BE OBTAINED FROM THE COMPANY UPON REQUEST."

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT EXCEPT IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE SECURITIES ACT OR IN THE EVENT THAT NEW ATHLETICS, INC. (THE "COMPANY") SHALL HAVE RECEIVED AN OPINION FROM COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED."

          (b)   In addition to any legends required by law or the Affiliate Agreement entered into between Parent and VPVP pursuant to the terms of the Merger Agreement, the Merger Shares shall bear the following legends:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON VOTING AND TRANSFER SET FORTH IN A

    STOCKHOLDER AGREEMENT. A COPY OF SUCH STOCKHOLDER AGREEMENT MAY BE OBTAINED FROM THE COMPANY UPON REQUEST."

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE HELD BY A PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY BE SOLD ONLY IN COMPLIANCE WITH RULE 145, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A VALID EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

        7.2   Amendments and Waivers.    The terms and provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given unless (x) approved in writing by Parent and (i) prior to the Effective Time, Trikon and (ii) after the Effective Time, a majority of the Trikon Designees then serving on the Parent Board and (y) Parent has obtained the written consent of VPVP. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as waiver of any preceding or succeeding breach and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

        7.3   Specific Performance, Etc.    Parent, Trikon and VPVP, in addition to being entitled to exercise all rights provided herein, in the New Athletics Certificate or granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Parent, Trikon and VPVP agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

        7.4   No Third-Party Beneficiaries.    This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

        7.5   Governing Law.    This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

        7.6   Interpretation.    The headings of the sections contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect the meaning or interpretation of this Agreement.

        7.7   Notices.    All notices and other communications provided for or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail (return receipt requested) postage prepaid to the parties at the following addresses (or at such other address for any party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof). Notices sent by mail shall be effective upon deposit with the applicable national postal service.

          (a)   If to Parent, at:

      New Athletics, Inc.
      440 Kings Village Road
      Scotts Valley, California 95066
      Attention: Chief Executive Officer
      Facsimile: (831) 439-6349

      with copies to:

      Latham & Watkins LLP
      135 Commonwealth Drive
      Menlo Park, California 94025
      Attention: Christopher L. Kaufman, Esq.
      Facsimile: (650) 463-2600

      Wilson Sonsini Goodrich & Rosati, Professional Corporation
      650 Page Mill Road
      Palo Alto, California 94304
      Attention: Steven V. Bernard, Esq.
      Facsimile: (650) 493-6811

          (b)   If to Trikon, at:

      Trikon Technologies, Inc.
      Ringland Way
      Newport, South Wales NP18 2TA
      United Kingdom
      Attention: Chief Executive Officer
      Facsimile: +44 (0) 16-3341-4040

      with copies to:

      Wilson Sonsini Goodrich & Rosati, Professional Corporation
      650 Page Mill Road
      Palo Alto, California 94304
      Attention: Steven V. Bernard, Esq.
      Facsimile: (650) 493-6811

          (c)   If to VPVP, at:

      VantagePoint Venture Partners
      1001 Bayhill Drive, Suite 100
      San Bruno, California 94066
      Attention: Rodi Guidero, Esq.
      Facsimile: (650) 869-6078

      with copies to:

      Latham & Watkins LLP
      135 Commonwealth Drive
      Menlo Park, California 94025
      Attention: Christopher L. Kaufman, Esq.
      Facsimile: (650) 463-2600

          (d)   If to a transferee VPVP, at its address as shown in the stock register of Parent,

      with copies to:

      Latham & Watkins LLP
      135 Commonwealth Drive
      Menlo Park, California 94025
      Attention: Christopher L. Kaufman, Esq.
      Facsimile: (650) 463-2600

        7.8   Recapitalizations, Exchange, Etc. Affecting Parent's Stock.    The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the New Athletics Common Stock, to any and all shares of capital stock of Parent or any successor or assign of Parent (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for, or in substitution of the New Athletics Common Stock and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

        7.9   Counterparts.    This Agreement may be executed in two (2) or more counterparts, by the original parties hereto and any successor in interest, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

        7.10   Effectiveness of Agreement; Termination.    Except for the terms and provisions set forth in Sections 2.1 and 7 hereof, which shall be effective as of the date hereof, no term or provision of this Agreement shall become effective until the Effective Time. This Agreement shall terminate in its entirety and be of no further force or effect upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the date upon which the rights and obligations of all of the parties hereto have either been discharged or have expired pursuant to their terms.

        7.11   Arbitration.

          (a)   The parties hereto agree that any dispute, controversy or claim arising out of or relating to this Agreement, or breach thereof ("Dispute"), shall be subject to a mandatory period of thirty (30) days during which the parties shall (i) each appoint a representative (each a "Representative" and collectively, the "Representatives") and (ii) the Representatives shall meet in a timely manner for the purpose of attempting to resolve the Dispute. The Representatives shall negotiate in good faith to resolve the Dispute without resort to formal proceedings. During the course of such negotiations, the parties shall comply with all reasonable requests for access to relevant information. Formal proceedings for the arbitration of such Dispute may not be commenced until the expiration of the foregoing mandatory thirty- (30)-day period. Both parties shall continue to perform their respective obligations hereunder during the negotiations by Representatives attempting to resolve the Dispute.

          (b)   Following the expiration of the mandatory thirty- (30)-day period provided in Section 7.11(a) hereof, any unresolved Dispute shall be settled by arbitration administered by the American Arbitration Association ("AAA") under its Commercial Dispute Resolution Procedures, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

          (c)   The parties agree to the arbitration of the Dispute by a single arbitrator appointed in accordance with the rules and procedures of the American Arbitration Association.

          (d)   The parties agree to appropriate discovery, including depositions, under the jurisdiction of the arbitrator. The arbitrator's decision in such matters shall be final and binding on the parties.

          (e)   The parties agree that the arbitrator may grant any remedy or relief that the arbitrator deems just and equitable within the scope of the agreement between the parties, including but not limited to the award of compensatory damages and ordering the specific performance of the contract, but not including the award of exemplary or punitive damages.

          (f)    The parties hereby agree that, notwithstanding the fact that applicable law may not provide for the award of attorneys' fees and costs and/or otherwise grant the arbitrator the discretion to award such fees and costs, pursuant to this Agreement, the arbitrator may, in his or her reasonable discretion, award payment of attorneys' fees and costs by a party as a part of the arbitration award rendered by the arbitrator.

        7.12   Attorneys' Fees.    In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

        7.13   Severability.    In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby.

[Signature page follows]

        IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Stockholder Agreement as of the date first written above.

NEW ATHLETICS, INC.
/s/ JERAULD J. CUTINI
By:	Jerauld J. Cutini
Its:	President and Chief Executive Officer
TRIKON TECHNOLOGIES, INC.
/s/ JOHN MACNEIL
By:	John Macneil
Its:	Chief Executive Officer
VANTAGEPOINT VENTURE PARTNERS IV, (Q) L.P.
By:	VantagePoint Venture Associates IV, L.L.C.
Its:	General Partner
/s/ ALAN E. SALZMAN
By:	Alan E. Salzman
Its:	Managing Member
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By:	VantagePoint Venture Associates IV, L.L.C.
Its:	General Partner
/s/ ALAN E. SALZMAN
By:	Alan E. Salzman
Its:	Managing Member
VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.
By:	VantagePoint Venture Associates IV, L.L.C.
Its:	General Partner
/s/ ALAN E. SALZMAN
By:	Alan E. Salzman
Its:	Managing Member

Annex F

AMENDED AND RESTATED

BYLAWS

OF

NEW ATHLETICS, INC.

(amended and restated on March 14, 2005)

F-i

(Continued)

F-ii

AMENDED AND RESTATED

BYLAWS

OF

NEW ATHLETICS, INC.

ARTICLE I.

CORPORATE OFFICES

1.1
REGISTERED OFFICE

        The address of the corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

1.2
OTHER OFFICES

        The board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II.

MEETINGS OF STOCKHOLDERS

2.1
PLACE OF MEETINGS

        Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2
ANNUAL MEETING

        The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. The first annual meeting of stockholders shall not occur prior to                         , 2006. Any previously scheduled annual meeting of the stockholders may be postponed by resolution of the board of directors upon public notice given prior to the date previously scheduled for such annual meeting of the stockholders. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3
SPECIAL MEETINGS

        A special meeting of the stockholders may be called at any time by the board of directors, or by a majority of the members of the board of directors or by the Chairman of the board of directors or by the President of the corporation, but such special meetings may not be called by any other person or persons. Any previously scheduled special meeting of the stockholders may be postponed by resolution of the board of directors upon public notice given prior to the date previously scheduled for such special meeting of the stockholders.

2.4
NOTICE OF STOCKHOLDERS' MEETINGS

        All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

F-1

2.5
ADVANCE NOTICE OF STOCKHOLDER NOMINEES

        Only persons who are nominated in accordance with the procedures set forth in this Section 2.5 shall be eligible for election as directors. Nominations of persons for election to the board of directors of the corporation may be made at a meeting of stockholders by or at the direction of the board of directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.5. Such nominations, other than those made by or at the direction of the board of directors, shall be made pursuant to timely notice in writing to the secretary of the corporation.

        To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation (a) in the case of an annual meeting, not less than one-hundred twenty (120) days prior to the date of the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholders to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or public disclosure was made and (b) in the case of a special meeting at which directors are to be elected, not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the corporation which are beneficially owned by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (b) as to the stockholder giving the notice, (i) the name and address, as they appear on the corporation's books, of such stockholder, and (ii) the class and number of shares of the corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder.

        At the request of the board of directors, any person nominated by the board of directors for election as a director shall furnish to the secretary of the corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 2.5. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Bylaw.

        Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 2.5, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

F-2

2.6
ADVANCE NOTICE OF STOCKHOLDER BUSINESS

        At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the annual meeting. To be properly brought before an annual meeting, business must be (a) pursuant to the corporation's notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or (c) by any stockholder of the corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 2.6, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 2.6.

        Business to be brought before an annual meeting by a stockholder shall not be considered properly brought if the stockholder has not given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation (a) in the case of an annual meeting, not less than one-hundred twenty (120) days prior to the date of the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting; provided, however, that in the event that the date of the meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the text of the proposal or business (including any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (iv) the class and number of shares of the corporation, which are owned by the stockholder of record and by the beneficial owner, if any, on whose behalf the proposal is made, (v) any material interest of the stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business, and (vi) any other information that is required by law to be provided by the stockholder in his or her capacity as a proponent of a stockholder proposal.

        Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.6. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a proposal was not made in accordance with the procedures prescribed by these Bylaws, and, if he or she should so determine, he or she shall so declare to the meeting and the defective proposal shall be disregarded. Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Bylaw.

        Notwithstanding the foregoing provisions of this Section 2.6, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present a proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 2.6, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

F-3

2.7
MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

        Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.8
QUORUM

        Except as otherwise provided by law, the certificate of incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9
ADJOURNED MEETING; NOTICE

        When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.10
CONDUCT OF BUSINESS

        The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The board of directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the board of directors or the person

F-4

presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11
VOTING

        The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.14 of these Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of the State of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

        Except as may be provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided in the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation or applicable law, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock who are present in person or by proxy and entitled to vote.

2.12
WAIVER OF NOTICE

        Whenever notice is required to be given under any provision of the General Corporation Law of the State of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

2.13
NO STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

        Except as otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, must be taken at an annual or special meeting of stockholders of the corporation, with prior notice and with a vote, and may not be taken by a consent in writing.

2.14
RECORD DATE FOR STOCKHOLDER NOTICE; VOTING

        In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

        If the board of directors does not so fix a record date:

        (i)    The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

        (ii)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

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        A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.15
PROXIES

        Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by (i) a written proxy, signed by the stockholder and filed with the secretary of the corporation, or (ii) transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission in accordance with the provisions of Section 2.12(c)(2) of the General Corporation Law of the State of Delaware, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(c) of the General Corporation Law of the State of Delaware.

2.16
INSPECTORS OF ELECTION

        The corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (a) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

ARTICLE III.

DIRECTORS

3.1
POWERS

        Subject to the provisions of the General Corporation Law of the State of Delaware and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

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3.2
NUMBER OF DIRECTORS

        Except as otherwise provided in the certificate of incorporation, the authorized number of directors shall be established from time to time by resolution of the board of directors or by amendment, duly adopted by the board of directors, of this Section 3.2.

        No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3
ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

        Except as otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of the stockholders or special meeting in lieu thereof, and shall serve until their successors are duly elected and qualified. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws, wherein other qualifications for directors may be prescribed.

        Except as otherwise provided in the certificate of incorporation, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office even though less than a quorum, or by a sole remaining director, and not by the stockholders; provided, however, that any such vacancies shall be filled in accordance with Sections 2.2(a)(x) and (y) and 2.2(b)(x) and (y) of the Stockholder Agreement, dated as of March 14, 2005, by and among the corporation, Trikon Technologies, Inc., a Delaware corporation, and VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (the "Stockholder Agreement") if the provisions of any such Sections or subsections are applicable at the time of the filling of such vacancy. In the event of a vacancy in the board of directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full board of directors until the vacancy is filled. Notwithstanding the foregoing, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal.

3.4
PLACE OF MEETINGS; MEETINGS BY TELEPHONE

        The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

        Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.5
REGULAR MEETINGS

        Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.6
SPECIAL MEETINGS; NOTICE

        Special meetings of the board for any purpose or purposes may be called at any time by the chairman of the board, the president, the secretary or any two (2) directors.

        Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the

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meeting. If the notice is delivered personally or by telephone or by telegram, it shall be delivered personally or by telephone or to the telegraph company at least twenty-four (24) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the corporation.

3.7
QUORUM

        At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

        A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.8
WAIVER OF NOTICE

        Whenever notice is required to be given under any provision of the General Corporation Law of the State of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

3.9
BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

        Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee. Written consents representing actions taken by the board or committee may be executed by telex, telecopy or other facsimile transmission, and such facsimile shall be valid and binding to the same extent as if it were an original.

3.10
FEES AND COMPENSATION OF DIRECTORS

        Unless otherwise restricted by the certificate of incorporation or these Bylaws, the board of directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.11
REMOVAL OF DIRECTORS

        Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, any director or the entire board of directors may be removed, only with cause, by the holders of at least

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seventy-five percent (75%) of the voting power of the corporation then entitled to vote at an election of directors.

        No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.12
APPROVAL OF LOANS TO OFFICERS

        The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or any subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Subject to the next sentence, nothing in this Section 3.12 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute. Notwithstanding anything in this Section 3.12 to the contrary, the corporation shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer in violation of Section 402 of the Sarbanes-Oxley Act of 2002.

ARTICLE IV.

COMMITTEES

4.1
COMMITTEES OF DIRECTORS

        The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another number of the board of directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in these Bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders of the corporation, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders of the corporation for approval or (ii) adopt, amend or repeal any Bylaw.

        Until the second (2nd) annual meeting of the stockholders of the corporation held after the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of March 14, 2005, by and among Trikon Technologies, Inc., a Delaware corporation, Aviza Technology, Inc., a Delaware corporation, the corporation, Baseball Acquisition Corp. I, a Delaware corporation and a wholly owned subsidiary of the Corporation, and Baseball Acquisition Corp. II, a Delaware corporation and a wholly owned subsidiary of the Corporation (the "Merger Agreement")), there shall be a special nominating committee of the board of directors (the "Special Nominating Committee"), the members of which Special Nominating Committee shall initially be Jerauld J. Cutini and Robert R. Anderson, the sole power and authority of which shall be to recommend, for the nomination by the board of directors, the persons who are to replace the Trikon Designees (as such term is defined in the Stockholder Agreement) in the event of a vacancy on the board of directors created as a result of the death, resignation, retirement or removal for Cause (as such term is defined in the Stockholder

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Agreement) of any such Trikon Designee during the time periods and as otherwise provided in Sections 2.2(a)(x) and (b)(x) of the Stockholder Agreement.

4.2
COMMITTEE MINUTES

        Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3
MEETINGS AND ACTION OF COMMITTEES

        Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 3.4 (Place of Meetings; Meetings by Telephone), Section 3.5 (Regular Meetings), Section 3.6 (Special Meetings; Notice), Section 3.7 (Quorum), Section 3.8 (Waiver of Notice) and Section 3.9 (Board Action by Written Consent Without a Meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V.

OFFICERS

5.1
OFFICERS

        The officers of the corporation shall be a chief executive officer, a president, one or more vice presidents, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, a treasurer, one or more assistant vice presidents, assistant secretaries and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws. Any number of offices may be held by the same person.

5.2
APPOINTMENT OF OFFICERS

        The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these Bylaws, shall be chosen by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

5.3
SUBORDINATE OFFICERS

        The board of directors may appoint, or empower the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the board of directors may from time to time determine.

5.4
REMOVAL AND RESIGNATION OF OFFICERS

        Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

        Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

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5.5
VACANCIES IN OFFICES

        Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

5.6
CHAIRMAN OF THE BOARD

        The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these Bylaws. If there is no president, then the chairman of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these Bylaws.

5.7
PRESIDENT

        Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and the officers of the corporation. He or she shall preside at all meetings of the stockholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the board of directors. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the board of directors or these Bylaws.

5.8
VICE PRESIDENT

        In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these Bylaws, the president or the chairman of the board.

5.9
SECRETARY

        The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

        The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

        The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these Bylaws. He or she shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these Bylaws.

5.10
CHIEF FINANCIAL OFFICER

        The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the

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corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

        The chief financial officer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these Bylaws.

5.11
ASSISTANT SECRETARY

        The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.12
AUTHORITY AND DUTIES OF OFFICERS

        In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE VI.

INDEMNITY

6.1
RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person in such proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.5 of this Article VI, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in advance by the board of directors.

6.2
PREPAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

        The corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

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6.3
CLAIMS BY DIRECTORS AND OFFICERS

        If a claim for indemnification or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6.4
INDEMNIFICATION OF EMPLOYEES AND AGENTS

        The corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the corporation or, while an employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the board of directors in its sole discretion. Notwithstanding the foregoing sentence, the corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized in advance by the board of directors.

6.5
ADVANCEMENT OF EXPENSES OF EMPLOYEES AND AGENTS

        The corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any proceeding in advance of its final disposition on such terms and conditions as may be determined by the board of directors.

6.6
NON-EXCLUSIVITY OF RIGHTS

        The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

6.7
OTHER INDEMNIFICATION

        The corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

6.8
INSURANCE

        The board of directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the corporation's expense insurance: (a) to indemnify the corporation for any obligation that it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VI; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the corporation under the provisions of this Article VI.

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6.9
AMENDMENT OR REPEAL

        Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person's heirs, executors and administrators.

ARTICLE VII.

RECORDS AND REPORTS

7.1
MAINTENANCE AND INSPECTION OF RECORDS

        The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares, held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

        Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

        The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

7.2
INSPECTION BY DIRECTORS

        Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3
ANNUAL STATEMENT TO STOCKHOLDERS

        The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

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7.4
REPRESENTATION OF SHARES OF OTHER CORPORATIONS

        The chairman of the board, the president, any vice president, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VIII.

GENERAL MATTERS

8.1
CHECKS

        From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2
EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

        The board of directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3
STOCK CERTIFICATES

        The shares of a corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the chairman or vice-chairman of the board of directors, or the president or vice-president, and by the secretary or an assistant secretary, or the treasurer, if there be one, of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

8.4
SPECIAL DESIGNATION ON CERTIFICATES

        If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement

F-15

that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5
LOST CERTIFICATES

        Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and canceled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6
CONSTRUCTION; DEFINITIONS

        Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7
DIVIDENDS

        The directors of the corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of the State of Delaware. Dividends may be paid in cash, in property or in shares of the corporation's capital stock.

        The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8
FISCAL YEAR

        The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

8.9
SEAL

        The seal of the corporation, if any, shall be such as from time to time may be approved by the board of directors.

8.10
TRANSFER OF STOCK

        Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11
STOCK TRANSFER AGREEMENTS

        The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of the State of Delaware.

F-16

8.12
REGISTERED STOCKHOLDERS

        The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX.

AMENDMENTS

9.1
AMENDMENTS BY BOARD OF DIRECTORS

        These Bylaws may not be made, adopted, altered, amended, changed or repealed at any meeting of the board of directors unless: (a) notice of the proposed change is given in a notice given no less than twenty-four (24) hours prior to the meeting and (b) pursuant to resolutions adopted by the affirmative vote of a majority of the entire board of directors, subject to any Bylaw requiring the affirmative vote of a larger percentage of the members of the board of directors.

9.2
AMENDMENTS BY STOCKHOLDERS

        These Bylaws may not be made, adopted, altered, amended, changed or repealed at any meeting of the stockholders of the corporation unless: (a) notice of the proposed change is given in the notice of the meeting and (b) notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law, the certificate of incorporation or these Bylaws, pursuant to the affirmative vote of the holders of at least seventy-five percent (75%) of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

* * *

        The foregoing Amended and Restated Bylaws of the corporation have been duly adopted by this corporation's board of directors as of March 14, 2005.

        Executed at Scotts Valley, California as of March 14, 2005.

/s/ PATRICK C. O'CONNOR
Name:	Patrick C. O'Connor
Title:	Secretary

F-17

        Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

        Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

        The Registrant's bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by the DGCL, and the Registrant has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters. The Registrant carries officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933, as amended.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

        The following exhibits are filed as part of this Registration Statement:

2.1	Agreement and Plan of Merger, dated as of March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, as amended, incorporated by reference to Annex A. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included in the table of contents to Annex A.
3.1**	Certificate of Incorporation of New Athletics, Inc.
3.1.1	Amended and Restated Certificate of Incorporation of New Athletics, Inc., to be effective at the effective time of the merger transaction, incorporated by reference to Annex B.

3.2**	Amended and Restated Bylaws of New Athletics, Inc.
4.1	Specimen certificate of common stock of New Athletics, Inc.
4.2
Common Stock Purchase Warrant, dated May 23, 2001, granted by Trikon Technologies, Inc. to Spinner Global Technology Fund, Ltd., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on June 8, 2001.
4.3
Form of redeemable warrant to purchase shares of common stock dated October 22, 2003 issued in connection with the sale of common stock and warrants to Special Situations Fund III LP and certain of its affiliate funds, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on October 23, 2003.
5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be issued.
8.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to certain tax matters.
10.1
Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of March 14, 2005, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on March 15, 2005.
10.1.1**
Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of September 27, 2005.
10.1.2
Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.
10.2
Employment agreement dated as of March 10, 2004 between Trikon and Dr. John Macneil, incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed by Trikon Technologies, Inc. with the Commission on May 7, 2004.
10.3
International Technology License and Sales Agreement between Trikon and Anelva Corporation, dated February 7, 1992, incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 filed by Trikon Technologies, Inc. with the Commission on August 22, 1995.
10.4
Lease dated July 5, 1985 concerning Trikon's facilities at Newport, Gwent, United Kingdom, as assigned to Electrotech Limited effective January 19, 1995, incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed by Trikon Technologies, Inc. with the Commission on April 15, 1997.
10.5
M0RI™ Source Technology License Agreement between Trikon and Applied Materials, incorporated by reference to Exhibit 10.27 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.

10.6
FORCEFILL™ Technology License Agreement between Trikon Equipment Limited and Applied Materials, incorporated by reference to Exhibit 10.28 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.
10.7
FORCEFILL™ Technology License Agreement between Trikon Technologies Limited and Applied Materials, incorporated by reference to Exhibit 10.29 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.
10.8
M0RI™ Source Technology License Agreement between Trikon and Lam Research Corporation, incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed by Trikon Technologies, Inc. with the Commission on April 8, 1998.
10.9
Letter Agreement, dated as of May 14, 1998, between Christopher D. Dobson and Trikon, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed by Trikon Technologies, Inc. with the Commission on August 14, 1998.
10.10
Form of Stock Purchase Agreement and Schedule of Investors dated April 16, 2002, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on April 23, 2002.
10.11
Form of Stock Purchase Agreement dated October 22, 2003, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on October 23, 2003.
10.12
Revolving Credit agreement dated July 17, 2003 between Trikon and Lloyds TSB plc, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on July 23, 2003.
10.13
Letter of amendment dated March 1, 2004 to term loan agreement dated July 17, 2003 between Trikon and Lloyds TSB, incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed by Trikon Technologies, Inc. with the Commission on March 15, 2004.
10.14
Amendment and Restatement Agreement between Trikon and Lloyds TSB Bank plc, dated June 30, 2005, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on July 7, 2005.
10.15
Trikon 1991 Stock Option Plan, as amended to date, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.16
Trikon 1998 Directors Plan, as amended to date, incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.17
Trikon 2004 Equity Incentive Plan, as amended to date, incorporated by reference to Appendix B to the Proxy Statement for the 2004 Annual Meeting of Stockholders filed by Trikon Technologies, Inc. with the Commission on August 2, 2004.
10.18**	Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc. dated as of August 6, 2004.

10.19**	Amendment No. 1, dated as of September 23, 2004, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.20**	Amendment No. 2, dated as of February 23, 2005, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.21**	Amendment No. 3, dated as of September 26, 2005, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.22**	Loan and Security Agreement between iStar Financial Inc. and Aviza Technology, Inc. dated as of September 23, 2004.
10.23**	Continuing Guaranty by VantagePoint Venture Partners IV, L.P. in favor of Bank of America, N.A. dated August 6, 2004.
10.24**	Security Agreement between Aviza Technology, Inc. and Aviza Technology International, Inc. and VantagePoint Venture Partners IV (Q), L.P. dated August 6, 2004.
10.25**	Reimbursement Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV(Q), L.P. dated August 6, 2004.
10.26**	Master Lease Agreement (No. 4281828) between Aviza Technology, Inc., as lessee, and General Electric Capital Corporation, as lessor, dated as of May 11, 2004.
10.27**	Aviza Technology, Inc. 2003 Equity Incentive Plan.
10.28**	Aviza Technology, Inc. Deferred Compensation Plan, effective as of January 1, 2004.
10.29**	New Athletics, Inc. 2005 Stock Plan.
10.30**	Form of Indemnity Agreements with directors and officers of New Athletics, Inc.
21.1**	Subsidiaries of New Athletics, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to Trikon Technologies, Inc.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, with respect to Aviza Technology, Inc.
23.3**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1).
23.4**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).
99.1**	Consent of Adams Harkness, Inc.
99.2**	Consent of Hultquist Capital, LLC.
99.3**	Consent of Robert R. Anderson to be named as a director nominee.
99.4**	Consent of David C. Fries to be named as a director nominee.
99.5**	Consent of Richard M. Conn to be named as a director nominee.
99.6**	Consent of Klaus C. Wiemer to be named as a director nominee.
99.7**	Consent of Dana C. Ditmore to be named as a director nominee.
99.8**	Form of Trikon proxy card to be delivered to stockholders.
99.8.1**	Form of Trikon proxy card to be delivered to brokers.

99.9**
Series B Preferred Stock Purchase Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund L.P. and Jerauld J. Cutini, dated March 11, 2005.
99.10**
Series B-1 Preferred Stock Purchase Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund L.P., dated September 27, 2005.
99.11**	Fourth Amended and Restated Certificate of Incorporation of Aviza Technology, Inc.
99.12**	License Agreement, dated as of February 2002, by and between IPS, Ltd. and ASML US, Inc.
99.13***	Joint Development Agreement by and between Trikon Technologies, Inc. and Aviza Technology, Inc. made and entered into as of March 14, 2005.

**
Previously filed.

***
Confidential treatment has been requested with respect to certain portions of this exhibit. This exhibit omits the information subject to such confidentiality request. The omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules

        The following financial statement schedules are included in this registration statement on Form S-4:

        Schedules other than those listed above are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

ITEM 22. UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

          (a)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (b)   That every prospectus: (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

          (d)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

          (e)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

          (f)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                i.  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               ii.  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (g)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Scotts Valley, California, on October 27, 2005.

NEW ATHLETICS, INC.
By:	/s/ PATRICK C. O'CONNOR Patrick C. O'Connor Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

* Jerauld J. Cutini	President, Chief Executive Officer and Director (Principal Executive Officer)	October 27, 2005
/s/ PATRICK C. O'CONNOR Patrick C. O'Connor	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 27, 2005
* John Macneil	Director	October 27, 2005
* By:	/s/ PATRICK C. O'CONNOR
Patrick C. O'Connor Attorney-in-fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders and the Board of Directors of Trikon Technologies, Inc.

        We have audited the consolidated financial statements of Trikon Technologies, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated May 27, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21b of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP
Bristol, England
May 27, 2005

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS OF TRIKON
Years ended December 31, 2004, 2003 and 2002

				Deductions
		Additions
				Amount Charged to Reserve Net of Reinstatement
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Balance at End of Period
Year ended December 31, 2004
Allowance for doubtful receivables	$190,000	$5,000	$—	$—	$195,000
Year ended December 31, 2003
Allowance for doubtful receivables	$149,000	$41,000	$—	$—	$190,000
Year ended December 31, 2002
Allowance for doubtful receivables	$53,000	$96,000	$—	$—	$149,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aviza Technology, Inc.

        We have audited the consolidated balance sheets of Aviza Technology, Inc. and subsidiaries (the "Company") as of June 24, 2005 and September 24, 2004 and the related consolidated statements of operations, stockholders' deficit and comprehensive loss and cash flows for the periods from September 25, 2004 through June 24, 2005 and October 7, 2003 through September 24, 2004. We have also audited the consolidated balance sheet of the Thermal Division of ASML Holding, N.V. (the "Predecessor," or together with Aviza, the "Company") as of October 9, 2003 (date of disposal) and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for the period from January 1, 2003 through October 9, 2003 and for the year ended December 31, 2002, and have issued our report thereon dated August 25, 2005 (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the financial statements of the Predecessor being maintained by the ASML Thermal Division, the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," by the Predecessor and the restatement of the 2004 financial statements). Our audits also included the financial statement schedule of the Company listed in Item 21(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

San Jose, California
August 25, 2005

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS OF AVIZA

AVIZA TECHNOLOGY, INC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expense	Deductions	Balance at End of Period
Nine months ended June 24, 2005
Allowance for doubtful accounts	$1,016	$0	$476	$540
Period from October 7, 2003 through September 24, 2004
Allowance for doubtful accounts	$0	$1,016	$0	$1,016
Period from January 1, 2003 through October 9, 2003
Allowance for doubtful accounts	$2,415	$(668)	$565	$1,182
Year ended December 31, 2002
Allowance for doubtful accounts	$3,285	$1,530	$2,400	$2,415

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1**	Agreement and Plan of Merger, dated as of March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, as amended, incorporated by reference to Annex A. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. A list identifying the contents of the omitted schedules is included in the table of contents to Annex A.
3.1**	Certificate of Incorporation of New Athletics, Inc.
3.1.1	Amended and Restated Certificate of Incorporation of New Athletics, Inc., to be effective at the effective time of the merger transaction, incorporated by reference to Annex B.
3.2**	Amended and Restated Bylaws of New Athletics, Inc.
4.1	Specimen certificate of common stock of New Athletics, Inc.
4.2
Common Stock Purchase Warrant, dated May 23, 2001, granted by Trikon Technologies, Inc. to Spinner Global Technology Fund, Ltd., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on June 8, 2001.
4.3
Form of redeemable warrant to purchase shares of common stock dated October 22, 2003 issued in connection with the sale of common stock and warrants to Special Situations Fund III LP and certain of its affiliate funds, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on October 23, 2003.
5.1	Opinion of Latham & Watkins LLP, regarding the validity of the securities to be issued.
8.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to certain tax matters.
10.1
Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of March 14, 2005, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on March 15, 2005.
10.1.1**
Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of September 27, 2005.
10.1.2
Second Amended and Restated Stockholder Agreement by and among New Athletics, Inc., Trikon Technologies, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P., dated as of October 18, 2005.
10.2
Employment agreement dated as of March 10, 2004 between Trikon and Dr. John Macneil, incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed by Trikon Technologies, Inc. with the Commission on May 7, 2004.

10.3
International Technology License and Sales Agreement between Trikon and Anelva Corporation, dated February 7, 1992, incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 filed by Trikon Technologies, Inc. with the Commission on August 22, 1995.
10.4
Lease dated July 5, 1985 concerning Trikon's facilities at Newport, Gwent, United Kingdom, as assigned to Electrotech Limited effective January 19, 1995, incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed by Trikon Technologies, Inc. with the Commission on April 15, 1997.
10.5
M0RI™ Source Technology License Agreement between Trikon and Applied Materials, incorporated by reference to Exhibit 10.27 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.
10.6
FORCEFILL™ Technology License Agreement between Trikon Equipment Limited and Applied Materials, incorporated by reference to Exhibit 10.28 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.
10.7
FORCEFILL™ Technology License Agreement between Trikon Technologies Limited and Applied Materials, incorporated by reference to Exhibit 10.29 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed by Trikon Technologies, Inc. with the Commission on November 14, 1997.
10.8
M0RI™ Source Technology License Agreement between Trikon and Lam Research Corporation, incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed by Trikon Technologies, Inc. with the Commission on April 8, 1998.
10.9
Letter Agreement, dated as of May 14, 1998, between Christopher D. Dobson and Trikon, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed by Trikon Technologies, Inc. with the Commission on August 14, 1998.
10.10
Form of Stock Purchase Agreement and Schedule of Investors dated April 16, 2002, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on April 23, 2002.
10.11
Form of Stock Purchase Agreement dated October 22, 2003, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on October 23, 2003.
10.12
Revolving Credit agreement dated July 17, 2003 between Trikon and Lloyds TSB plc, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on July 23, 2003.
10.13
Letter of amendment dated March 1, 2004 to term loan agreement dated July 17, 2003 between Trikon and Lloyds TSB, incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed by Trikon Technologies, Inc. with the Commission on March 15, 2004.
10.14
Amendment and Restatement Agreement between Trikon and Lloyds TSB Bank plc, dated June 30, 2005, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on July 7, 2005.

10.15
Trikon 1991 Stock Option Plan, as amended to date, incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.16
Trikon 1998 Directors Plan, as amended to date, incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.
10.17
Trikon 2004 Equity Incentive Plan, as amended to date, incorporated by reference to Appendix B to the Proxy Statement for the 2004 Annual Meeting of Stockholders filed by Trikon Technologies, Inc. with the Commission on August 2, 2004.
10.18**	Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc. dated as of August 6, 2004.
10.19**	Amendment No. 1, dated as of September 23, 2004, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.20**	Amendment No. 2, dated as of February 23, 2005, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.21**	Amendment No. 3, dated as of September 26, 2005, to Credit Agreement between Bank of America, N.A. and Aviza Technology, Inc.
10.22**	Loan and Security Agreement between iStar Financial Inc. and Aviza Technology, Inc. dated as of September 23, 2004.
10.23**	Continuing Guaranty by VantagePoint Venture Partners IV, L.P. in favor of Bank of America, N.A. dated August 6, 2004.
10.24**	Security Agreement between Aviza Technology, Inc. and Aviza Technology International, Inc. and VantagePoint Venture Partners IV (Q), L.P. dated August 6, 2004.
10.25**	Reimbursement Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV(Q), L.P. dated August 6, 2004.
10.26**	Master Lease Agreement (No. 4281828) between Aviza Technology, Inc., as lessee, and General Electric Capital Corporation, as lessor, dated as of May 11, 2004.
10.27**	Aviza Technology, Inc. 2003 Equity Incentive Plan.
10.28**	Aviza Technology, Inc. Deferred Compensation Plan, effective as of January 1, 2004.
10.29**	New Athletics, Inc. 2005 Stock Plan.
10.30**	Form of Indemnity Agreements with directors and officers of New Athletics, Inc.
21.1**	Subsidiaries of New Athletics, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to Trikon Technologies, Inc.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, with respect to Aviza Technology, Inc.
23.3**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1).
23.4**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).
99.1**	Consent of Adams Harkness, Inc.
99.2**	Consent of Hultquist Capital, LLC.

99.3**	Consent of Robert R. Anderson to be named as a director nominee.
99.4**	Consent of David C. Fries to be named as a director nominee.
99.5**	Consent of Richard M. Conn to be named as a director nominee.
99.6**	Consent of Klaus C. Wiemer to be named as a director nominee.
99.7**	Consent of Dana C. Ditmore to be named as a director nominee.
99.8**	Form of Trikon proxy card to be delivered to stockholders.
99.8.1**	Form of Trikon proxy card to be delivered to brokers.
99.9**
Series B Preferred Stock Purchase Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund L.P. and Jerauld J. Cutini, dated March 11, 2005.
99.10**
Series B-1 Preferred Stock Purchase Agreement by and among Aviza Technology, Inc., VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund L.P., dated September 27, 2005.
99.11**	Fourth Amended and Restated Certificate of Incorporation of Aviza Technology, Inc.
99.12**	License Agreement, dated as of February 2002, by and between IPS, Ltd. and ASML US, Inc.
99.13***	Joint Development Agreement by and between Trikon Technologies, Inc. and Aviza Technology, Inc. made and entered into as of March 14, 2005.

**
Previously filed.

***
Confidential treatment has been requested with respect to certain portions of this exhibit. This exhibit omits the information subject to such confidentiality request. The omitted portions have been filed separately with the Securities and Exchange Commission.

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NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 1, 2005

QUESTIONS AND ANSWERS ABOUT THE MERGER TRANSACTION
SUMMARY
RISK FACTORS
SELECTED HISTORICAL FINANCIAL DATA OF TRIKON
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TRIKON
TRIKON'S BUSINESS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AVIZA AND ITS PREDECESSOR
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AVIZA AND ITS PREDECESSOR
AVIZA'S BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NEWCO
NEWCO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (In thousands)
Newco Notes to Unaudited Pro Forma Condensed Combined Balance Sheet (In thousands)
NEWCO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Nine Months Ended June 24, 2005 (In thousands, except per share amounts)
NEWCO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Fiscal Year Ended September 24, 2004 (In thousands, except per share amounts)
NEWCO NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (In thousands, except per share data)
MARKET PRICE AND DIVIDEND INFORMATION
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
FORWARD-LOOKING STATEMENTS
TRIKON SPECIAL MEETING
PROPOSAL ONE—THE MERGER TRANSACTION
THE MERGER AGREEMENT
AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT
MANAGEMENT OF NEWCO FOLLOWING THE MERGER TRANSACTION
BENEFICIAL OWNERSHIP INFORMATION
DIRECTORS AND EXECUTIVE OFFICERS OF TRIKON
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TRIKON
DIRECTORS AND EXECUTIVE OFFICERS OF AVIZA
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AVIZA
DESCRIPTION OF NEWCO CAPITAL STOCK FOLLOWING THE MERGER TRANSACTION
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
OTHER INFORMATION FOR THE TRIKON SPECIAL MEETING
PROPOSAL TWO—APPROVAL OF THE NEWCO CERTIFICATE OF INCORPORATION TO BE EFFECTIVE FOLLOWING THE MERGER TRANSACTION
PROPOSAL THREE—APPROVAL OF THE NEW ATHLETICS 2005 STOCK PLAN
PROPOSAL FOUR—GRANT OF DISCRETIONARY AUTHORITY TO THE TRIKON BOARD OF DIRECTORS TO ADJOURN OR POSTPONE THE SPECIAL MEETING
CERTAIN TRANSACTIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF TRIKON
TRIKON TECHNOLOGIES, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except for share data)
TRIKON TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for per share data)
TRIKON TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)
TRIKON TECHNOLOGIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
Trikon Technologies, Inc. Notes to Consolidated Financial Statements
Trikon Technologies, Inc. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
Trikon Technologies, Inc. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (In thousands, except per share data)
Trikon Technologies, Inc. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (In thousands)
Trikon Technologies, Inc. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) June 30, 2005
CONSOLIDATED FINANCIAL STATEMENTS OF AVIZA
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES (SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.) CONSOLIDATED BALANCE SHEETS (In thousands, except par amounts and number of shares)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES (SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.) CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except loss per share amounts)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES (SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.) CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS (In thousands, except share amounts)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES (SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.) CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
AVIZA TECHNOLOGY, INC. AND SUBSIDIARIES (SUCCESSOR TO THE THERMAL DIVISION OF ASML HOLDING, N.V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information with respect to the nine months ended June 25, 2004 is unaudited)
  Annex A
AGREEMENT AND PLAN OF MERGER BY AND AMONG TRIKON TECHNOLOGIES, INC. AVIZA TECHNOLOGY, INC. NEW ATHLETICS, INC. BASEBALL ACQUISITION CORP. I AND BASEBALL ACQUISITION CORP. II DATED AS OF MARCH 14, 2005

CONFIDENTIAL DISCLOSURE SCHEDULE
Article 1. The Mergers
Article 2. Conversion of Securities; Exchange of Certificates
Article 3. Representations and Warranties of Aviza
Article 4. Representations and Warranties of Trikon
Article 5. Covenants
Article 6. Closing Conditions
Article 7. Termination, Amendment and Waiver
Article 8. General Provisions
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
RECITAL
AGREEMENT
SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
RECITAL
AGREEMENT
  Annex B
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NEW ATHLETICS, INC. (as hereby amended, Aviza Technology, Inc.) (a Delaware corporation)
  Annex C
NEW ATHLETICS, INC. 2005 STOCK PLAN
ARTICLE 1 PURPOSE
ARTICLE 2 DEFINITIONS AND CONSTRUCTION
ARTICLE 3 SHARES SUBJECT TO THE PLAN
ARTICLE 4 ELIGIBILITY AND PARTICIPATION
ARTICLE 5 STOCK OPTIONS
ARTICLE 6 RESTRICTED STOCK AWARDS
ARTICLE 7 STOCK APPRECIATION RIGHTS
ARTICLE 8 OTHER TYPES OF AWARDS
ARTICLE 9 PERFORMANCE-BASED AWARDS
ARTICLE 10 PROVISIONS APPLICABLE TO AWARDS
ARTICLE 11 CHANGES IN CAPITAL STRUCTURE
ARTICLE 12 ADMINISTRATION
ARTICLE 13 EFFECTIVE AND EXPIRATION DATE
ARTICLE 14 AMENDMENT, MODIFICATION, AND TERMINATION
ARTICLE 15 GENERAL PROVISIONS
  Annex D
[Adams Harkness Letterhead]
  Annex E
SECOND AMENDED AND RESTATED STOCKHOLDER AGREEMENT
  Annex F
AMENDED AND RESTATED BYLAWS OF NEW ATHLETICS, INC. (amended and restated on March 14, 2005)

TABLE OF CONTENTS (Continued)
AMENDED AND RESTATED BYLAWS OF NEW ATHLETICS, INC.
ARTICLE I. CORPORATE OFFICES
ARTICLE II. MEETINGS OF STOCKHOLDERS
ARTICLE III. DIRECTORS
ARTICLE IV. COMMITTEES
ARTICLE V. OFFICERS
ARTICLE VI. INDEMNITY
ARTICLE VII. RECORDS AND REPORTS
ARTICLE VIII. GENERAL MATTERS
ARTICLE IX. AMENDMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
  ITEM 22. UNDERTAKINGS
SIGNATURES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS OF TRIKON Years ended December 31, 2004, 2003 and 2002
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS OF AVIZA
AVIZA TECHNOLOGY, INC SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
EXHIBIT INDEX